As filed with the Securities and Exchange Commission on October 21, 2010
Registration No. 333-168849

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LANCE, INC.
(Exact name of registrant as specified in its charter)

North Carolina	2052	56-0292920
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

13024 Ballantyne Corporate Place, Suite 900
Charlotte, North Carolina 28277
(704) 554-1421
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rick D. Puckett
Executive Vice President, Chief Financial Officer, Treasurer and Secretary
13024 Ballantyne Corporate Place, Suite 900
Charlotte, North Carolina 28277
(704) 554-1421
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael J. Denny, Esq. A. Zachary Smith III, Esq. K&L Gates LLP Hearst Tower, 47th Floor 214 North Tryon Street Charlotte, North Carolina 28202 (704) 331-7400	Edward H. Schuth, Esq. General Counsel Lance, Inc. 13024 Ballantyne Corporate Place, Suite 900 Charlotte, North Carolina 28277 (704) 554-1421	Michael C. Anderson, Esq. Corporate Counsel Snyder’s of Hanover, Inc. 1250 York Street Hanover, Pennsylvania 17331 (717) 632-4477	John J. Kearns, III Eckert Seamans Cherin & Mellott, LLC US Steel Tower 600 Grant Street, 44th Floor Pittsburgh, Pennsylvania 15219 (412) 566-6000

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after this registration statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting company ☐

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross Border Third Party Tender Offer)	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further Amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. These securities may not be sold or issued in the merger until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer, solicitation or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION — DATED OCTOBER 21, 2010

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

Lance, Inc., which is referred to as “Lance,” and Snyder’s of Hanover, Inc., which is referred to as “Snyder’s,” have entered into a merger agreement which provides for a “merger of equals” business combination of the two companies. Under the merger agreement, Snyder’s will merge with and into a wholly-owned subsidiary of Lance. Upon completion of the merger, Lance will be the parent company of Snyder’s and Lance’s name will be changed to Snyder’s-Lance, Inc.

Upon completion of the merger, Snyder’s shareholders will receive 108.25 shares of Lance common stock for each share of Snyder’s common stock that they own. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing of the merger. Based on the closing price of Lance common stock on The NASDAQ Global Select Market, which is referred to as “NASDAQ,” on July 21, 2010, the last trading day before public announcement of the merger, the exchange ratio represented approximately $1,732 in value for each share of Snyder’s common stock. Based on the closing price of Lance common stock on NASDAQ on October 18, 2010, the latest practicable trading day before the date of this joint proxy statement/prospectus, the exchange ratio represented approximately $2,443 in value for each share of Snyder’s common stock.

Prior to and conditioned upon the closing of the merger, the board of directors of Lance will declare a special cash dividend of $3.75 per share to all holders of record of shares of Lance common stock on the business day prior to the closing of the merger. The special dividend will be payable after the closing of the merger to all holders of Lance common stock on the record date. Holders of Snyder’s common stock who receive shares of Lance common stock in the merger will not receive the special dividend.

Lance common stock is currently traded on NASDAQ under the symbol “LNCE.” Snyder’s common stock is not publicly traded. We urge you to obtain current market quotations of Lance common stock.

Based on the estimated number of shares of Lance and Snyder’s common stock that will be outstanding immediately prior to the closing of the merger, we estimate that, upon such closing, former Lance stockholders will own approximately 49.9% of the combined company and former Snyder’s shareholders will own approximately 50.1% of the combined company.

The boards of directors of Lance and Snyder’s believe that the combination of the two companies will produce a financially strong, well-diversified combined company that will be better positioned to enhance stockholder value by creating a stronger snack food company with a national Direct Store Delivery (DSD) network. The merger will combine iconic brands in pretzels, sandwich crackers and potato chips for our customers across the country. Synergies are expected to be achieved through increased revenue in geographical areas not serviced by each company today, cost reductions in goods and services, efficiencies in current DSD networks and cost efficiencies in administration and other functions.

Your vote is very important. The merger cannot be completed unless Lance stockholders approve the issuance of Lance common stock in connection with the merger and Snyder’s shareholders adopt the merger agreement. Each of Lance and Snyder’s is holding a special meeting of its stockholders to vote on the proposals necessary to complete the merger, as well as other matters. Whether or not you plan to attend your respective company’s special meeting of stockholders, please submit your proxy as soon as possible to make sure that your shares are represented at that meeting.

The Lance board of directors unanimously recommends that Lance stockholders vote FOR the proposal to issue shares of Lance common stock in the merger and FOR the other related proposals.

The Snyder’s board of directors unanimously recommends that Snyder’s shareholders vote FOR the adoption of the merger agreement and FOR the other related proposals.

Information about the special meetings, the merger and the other business to be considered by stockholders is contained in this joint proxy statement/prospectus. Please carefully read this entire document, including the “Risk Factors” beginning on page 20 for a discussion of the risks relating to the proposed merger. You also can obtain information about Lance from documents that it files with the Securities and Exchange Commission.

DAVID V. SINGER	CARL E. LEE, JR.
President and Chief Executive Officer Lance, Inc.	President and Chief Executive Officer Snyder’s of Hanover, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of Lance common stock to be issued under this document or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated          , 2010, and is first being mailed to stockholders of Lance and Snyder’s on or about          , 2010.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON DECEMBER 2, 2010

To the Stockholders of Lance, Inc.:

The special meeting of stockholders of Lance, Inc., a North Carolina corporation (“Lance”), will be held on December 2, 2010, at 9:30 a.m., local time, at SpringHill Suites Charlotte Ballantyne, 12325 Johnston Road, Charlotte, North Carolina 28277, for the following purposes:

1. to approve the issuance of Lance common stock, par value $0.83-1/3 per share, in the merger contemplated by the Agreement and Plan of Merger, dated as of July 21, 2010, as it may be amended from time to time, among Lance, Lima Merger Corp., a wholly-owned subsidiary of Lance (“Merger Sub”), and Snyder’s of Hanover, Inc. (“Snyder’s), a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice;

2. to amend the Lance Restated Articles of Incorporation to change Lance’s name to Snyder’s-Lance, Inc. after the completion of the merger of Snyder’s with Merger Sub;

3. to elect (a) two directors to hold office until the 2012 annual meeting of stockholders and until their respective successors have been elected and qualified and (b) two directors to hold office until the 2013 annual meeting of stockholders and until their respective successors have been elected and qualified; and

4. to approve the adjournment of the Lance special meeting, if necessary or appropriate, including to solicit additional proxies to vote in favor of the foregoing proposals.

Lance will conduct no other business at the special meeting except such business as may properly come before the Lance special meeting or any adjournment or postponement thereof. Only the approval of the share issuance proposal is required for the completion of the merger. The approval of the share issuance proposal is not conditioned on the approval of the Lance name change proposal or any other Lance proposal; however, the Lance name change and the election of directors will each be effected only if the merger has taken place and are therefore contingent on approval of the share issuance proposal.

The Lance board of directors recommends that Lance stockholders:

•	Vote “FOR” the proposal to approve the issuance of Lance common stock in the merger;

•	Vote “FOR” the proposal to amend the Lance Restated Articles of Incorporation to change Lance’s name to Snyder’s-Lance, Inc. after the completion of the merger;

•	Vote “FOR” each of the director nominees; and

•	Vote “FOR” each of the other Lance proposals described in the joint proxy statement/prospectus accompanying this notice.

The Lance board of directors has set October 15, 2010 as the record date for the Lance special meeting of stockholders. Only holders of record of Lance common stock at the close of business on October 15, 2010 will be entitled to notice of and to vote at the Lance special meeting and any adjournments or postponements thereof. A complete list of stockholders entitled to vote at the Lance special meeting will be available for examination by any Lance stockholder at Lance’s headquarters, 13024 Ballantyne Corporate Place, Suite 900 Charlotte, North Carolina 28277, for purposes pertaining to the Lance special meeting, during normal business hours at least two business days after the date notice of the Lance special meeting is first given and at the time and place of the Lance special meeting. Any stockholder entitled to attend and vote at the Lance special meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of Lance common stock. To ensure your representation at the 2010 Lance special meeting of stockholders, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please submit your proxy promptly whether or not you expect to attend the Lance special meeting. Submitting a proxy now will not prevent you from being able to vote at the Lance special meeting by attending in person and casting a vote.

The joint proxy statement/prospectus accompanying this notice provides a detailed description of the merger, the merger agreement and the other matters to be considered at the 2010 Lance special meeting of stockholders. You are urged to read carefully the entire joint proxy statement/prospectus, including the annexes and other documents referred to therein. If you have any questions concerning the merger, the other Lance special meeting matters or the joint proxy statement/prospectus, would like additional copies of the joint proxy statement/prospectus or need help voting your shares of Lance common stock, please contact Lance’s proxy solicitor, Georgeson, Inc., at (866) 257-5415 (toll free) or (212) 440-9800 (collect) or via email at ccdowd@georgeson.com.

By Order of the Board of Directors,

Rick D. Puckett
Secretary

Charlotte, North Carolina
               , 2010

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 3, 2010

To the Shareholders of Snyder’s of Hanover, Inc.:

You are invited to attend the special meeting of shareholders of Snyder’s of Hanover, Inc., a Pennsylvania corporation (“Snyder’s”), which will be held in Hanover, Pennsylvania at Snyder’s Corporate Headquarters on December 3, 2010 at 9:00 a.m., local time, for the following purposes:

1. to approve a proposal to adopt the Agreement and Plan of Merger, dated as of July 21, 2010, as it may be amended from time to time (with material amendments subject to further stockholder approval), among Snyder’s, Lance, Inc., a North Carolina corporation (“Lance”), and Lima Merger Corp., a wholly-owned subsidiary of Lance (“Merger Sub”), a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice;

2. to approve the adjournment of the Snyder’s special meeting, if necessary, to solicit additional proxies for the foregoing proposal; and

3. to conduct any other business as may properly come before the Snyder’s special meeting or any adjournment or postponement thereof.

Please refer to the joint proxy statement/prospectus accompanying this notice for further information with respect to the business to be transacted at the Snyder’s special meeting.

The Snyder’s board of directors has fixed the close of business on October 15, 2010 as the record date for determination of the Snyder’s shareholders entitled to receive notice of, and to vote at, the Snyder’s special meeting or any adjournments or postponements thereof. Only holders of record of Snyder’s common stock at the close of business on the record date are entitled to receive notice of, and, in the case of Snyder’s Class A common stock, to vote at, the Snyder’s special meeting. Approval of the proposal to adopt the Agreement and Plan of Merger requires the affirmative vote of a majority of the votes cast by the holders of Snyder’s common stock entitled to vote thereon at the Snyder’s special meeting, assuming a quorum is present.

The Snyder’s board of directors recommends that Snyder’s shareholders vote “FOR” the proposal to adopt the Agreement and Plan of Merger and “FOR” each of the other Snyder’s proposals described in the joint proxy statement/prospectus accompanying this notice.

By Order of the Board of Directors,

Charles E. Good
Secretary

Hanover, Pennsylvania
               , 2010

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about Lance from documents that are not included in or delivered with this joint proxy statement/prospectus. You can obtain documents incorporated by reference in this joint proxy statement/prospectus, other than certain exhibits to those documents, by requesting them in writing or by telephone at the following addresses and telephone numbers:

Georgeson, Inc.
199 Water Street, 26th Floor
New York, New York 10038
Stockholder May Call Toll Free: (866) 257-5415
Banks and Brokers May Call Collect: (212) 440-9800

or

Lance, Inc.
13024 Ballantyne Corporate Place, Suite 900
Charlotte, North Carolina 28277
Attention: Secretary
Telephone: (704) 554-1421
www.lanceinc.com

You will not be charged for any of these documents that you request. Lance and Snyder’s stockholders requesting documents should do so by at least five business days prior to the stockholders meetings (i.e. by November 24, 2010), in order to receive them before their respective special meetings.

You should rely only on the information contained or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated          , 2010, and you should assume that the information in this joint proxy statement/prospectus is accurate only as of such date. You should assume that the information incorporated by reference from another document into this joint proxy statement/prospectus is accurate as of the date of such other document. Neither the mailing of this joint proxy statement/prospectus to Lance’s stockholders or Snyder’s shareholders nor the issuance by Lance of shares of Lance common stock in connection with the merger will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding Snyder’s has been provided by Snyder’s and information contained in this joint proxy statement/prospectus regarding Lance has been provided by Lance.

See “Where You Can Find More Information” beginning on page 200.

i

QUESTIONS AND ANSWERS ABOUT THE MERGER
AND THE SPECIAL MEETINGS

The following questions and answers briefly address some commonly asked questions about the merger (as defined below) and the special meetings. They may not include all the information that is important to stockholders of Lance, Inc. and Snyder’s of Hanover, Inc. Stockholders should read carefully this entire joint proxy statement/prospectus, including the annexes and other documents referred to in this document.

Q:	What is the merger?

A:	Lance, Inc., which is referred to as “Lance,” and Snyder’s of Hanover, Inc., which is referred to as “Snyder’s” have entered into an Agreement and Plan of Merger, dated as of July 21, 2010, which (as it may be amended from time to time) is referred to as the “merger agreement.” A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus. The merger agreement contains the terms and conditions of the proposed business combination of Lance and Snyder’s. Under the merger agreement, Snyder’s will merge with Lima Merger Corp., a wholly-owned subsidiary of Lance, which is referred to as “Merger Sub”, with Snyder’s continuing as the surviving subsidiary, in a transaction which is referred to as the “merger.” After the completion of the merger, Lance will change its name to Snyder’s-Lance, Inc., which is referred to as the “combined company.”

Q:	Why am I receiving these materials?

A:	Lance and Snyder’s are sending these materials to their respective stockholders to help them decide how to vote their shares of Lance or Snyder’s stock, as the case may be, with respect to the proposed merger and the other matters to be considered at the special meetings.

The merger cannot be completed unless Snyder’s shareholders adopt the merger agreement and Lance stockholders approve the issuance of Lance common stock in the merger. Each of Lance and Snyder’s is holding its special meeting of stockholders to vote on the proposals necessary to complete the merger in addition to the other proposals described in “Lance Special Meeting” and “Snyder’s Special Meeting” beginning on pages 100 and 144, respectively. Information about these meetings, the merger and the other business to be considered by stockholders is contained in this joint proxy statement/prospectus.

This document constitutes both a joint proxy statement of Lance and Snyder’s and a prospectus of Lance. It is a joint proxy statement because the boards of directors of both companies are soliciting proxies from their respective stockholders. It is a prospectus because Lance will issue shares of its common stock in exchange for shares of Snyder’s common stock in the merger.

Q:	What will stockholders receive in the merger?

A:	In the proposed merger, each Snyder’s common share (excluding any dissenting shares as to which appraisal rights have been properly exercised pursuant to Pennsylvania law) will be converted into the right to receive 108.25 shares of Lance common stock upon closing, which number of Lance common shares is referred to as the “exchange ratio.” Snyder’s shareholders will not receive any fractional Lance shares in the merger. Instead, Snyder’s shareholders will be paid cash in lieu of the fractional share interest to which such stockholders would otherwise be entitled as described under “The Merger Agreement — Terms of the Merger” on page 79. The right to receive a number of shares of Lance common stock based on the exchange ratio and the right to receive any cash in lieu of fractional shares, collectively, is referred to as the “merger consideration.” Alternatively, dissenting holders of shares of Snyder’s common stock who follow the procedures of Subchapter 15D of the Pennsylvania Business Corporation Law will be entitled to receive from Snyder’s the fair value of their shares calculated as of immediately before the completion of the merger.

Lance stockholders will continue to own their existing shares, which will not be affected by the merger. Prior to and conditioned upon the closing of the merger, the board of directors of Lance will declare a special cash dividend of $3.75 per share to all holders of record of shares of Lance common stock on the business day prior to the closing of the merger. The special dividend will be payable after the closing of the merger to all holders of Lance common stock on the record date. Holders of Snyder’s common stock who receive shares of Lance common stock in the merger will not receive the special dividend.

Q:	When do Lance and Snyder’s expect to complete the merger?

A:	Lance and Snyder’s expect to complete the merger after all conditions to the merger in the merger agreement are satisfied or waived, including after stockholder approvals are received at the respective special meetings of Lance and Snyder’s and all required regulatory approvals are received. Lance and Snyder’s currently expect to complete the merger in the fourth calendar quarter of 2010. It is possible, however, that factors outside of either company’s control could result in Lance and Snyder’s completing the merger at a later time or not completing it at all.

Q:	What am I being asked to vote on?

A:	Lance stockholders are being asked to vote on the following proposals:

1. to approve the issuance of Lance common stock, par value $0.83-1/3 per share, in the merger contemplated by the merger agreement, as it may be amended from time to time;

2. to amend the Lance Restated Articles of Incorporation to change Lance’s name to Snyder’s-Lance, Inc. after the completion of the merger of Snyder’s with Merger Sub;

3. to elect (a) two directors to hold office until the 2012 annual meeting of stockholders and until their respective successors have been elected and qualified and (b) two directors to hold office until the 2013 annual meeting of stockholders and until their respective successors have been elected and qualified; and

4. to approve the adjournment of the Lance special meeting, if necessary or appropriate, including to solicit additional proxies to vote in favor of the foregoing proposals.

Lance will conduct no other business at the special meeting except such business as may properly come before the Lance special meeting or any adjournment or postponement thereof. The approval of the share issuance proposal is not conditioned on the approval of the Lance name change proposal, the director election proposal or the other proposals; however, the Lance name change proposal and the director election proposal will be effected only if the merger has taken place and are therefore contingent on approval of the share issuance proposal.

Snyder’s shareholders are being asked to vote on the following proposals:

1. to approve a proposal to adopt the merger agreement, as it may be amended from time to time (with material amendments subject to further stockholder approval);

2. to approve the adjournment of the Snyder’s special meeting, if necessary, to solicit additional proxies for the foregoing proposal; and

3. to conduct any other business as may properly come before the Snyder’s special meeting or any adjournment or postponement thereof.

Q:	Are there any other matters to be addressed at the special meetings?

A:	Neither Lance nor Snyder’s knows of any other matters to be brought before its respective special meeting. If other matters are brought before Lance’s meeting or at any adjournment or postponement of such meeting, the officers named in Lance’s proxy intend to take such action as, in their judgment, is in the best interest of Lance and its stockholders.

Q:	How do the boards of directors of Lance and Snyder’s recommend that I vote?

A:	The Lance board of directors recommends that holders of Lance common stock vote “FOR” the share issuance proposal, “FOR” the Lance name change proposal, “FOR” each of the director nominees, and “FOR” each of the other Lance proposals described in this joint proxy statement/prospectus.

The Snyder’s board of directors recommends that Snyder’s shareholders vote “FOR” the proposal to adopt the merger agreement and “FOR” each of the other Snyder’s proposals described in this joint proxy statement/prospectus.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this joint proxy statement/prospectus, please submit your proxy as soon as possible so that your shares will be represented at your respective company’s special meeting.

Lance stockholders: Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Snyder’s shareholders: Please follow the instructions set forth on the proxy card.

Q:	How do I vote?

A:	If you are a stockholder of record of Lance as of October 15, 2010, which is referred to as the “Lance record date,” you may submit a proxy before Lance’s special meeting in one of the following ways:

• use the toll-free number shown on your proxy card;

• visit the website shown on your proxy card to submit a proxy via the Internet; or

• complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

You may also cast your vote in person at Lance’s special meeting.

Lance stockholders: If your shares are held in “street name” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote in person at the Lance special meeting will need to obtain a proxy form from the institution that holds their shares.

If you are a stockholder of record of Snyder’s as of October 15, 2010, which is referred to as the “Snyder’s record date,” you may submit a proxy before Snyder’s special meeting by completing, signing, dating and returning the enclosed proxy card in the enclosed postage-paid envelope. You may also cast your vote in person at Snyder’s special meeting.

Q:	When and where are the Lance and Snyder’s special meetings of stockholders?

A:	The special meeting of Lance stockholders will be held at SpringHill Suites Charlotte Ballantyne, 12325 Johnston Road, Charlotte, North Carolina 28277 at 9:30 a.m., local time, on December 2, 2010. Subject to space availability, all stockholders as of the Lance record date, or their duly appointed proxies, may attend the Lance special meeting. Since seating is limited, admission to the Lance special meeting will be on a first-come, first-served basis. Registration and seating will begin at 9:00 a.m., local time.

The special meeting of Snyder’s shareholders will be held at Snyder’s Corporate Headquarters at 9:00 a.m., local time, on December 3, 2010.

Q:	If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A:	If you are a Lance stockholder, your shares may be held in “street name.” If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank or broker. Please note that you may not vote shares held in street name by returning a proxy card directly to Lance or by voting in person at your special meeting unless you provide a “legal proxy,” which you must obtain from your bank or broker. Brokers or other nominees who hold shares in street name for a beneficial owner typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers or other nominees are not allowed to exercise their voting discretion on matters that are determined to be “non-routine” without specific instructions from the beneficial owner. Broker non-votes are based on shares held by a broker or other nominee that are represented at the applicable special meeting but with respect to which the broker or other nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker or other nominee does not have discretionary voting power on such proposal.

Under current stock exchange rules, Lance believes that brokers or other nominees do not have discretionary authority to vote on the share issuance proposal, the name change proposal or the director election proposal.

Therefore, if you are a Lance stockholder and you do not instruct your broker or other nominee on how to vote your shares:

• your broker or other nominee may not vote your shares on the share issuance proposal, which broker non-votes will have no effect on the outcome of the proposal;

• your broker or other nominee may not vote your shares on the name change proposal, which broker non-votes will have no effect on the outcome of the proposal;

• your broker or other nominee may not vote your shares on the election of directors, which broker non-votes will have no effect on determining a plurality; and

• your broker or other nominee may vote your shares on the other proposals to be considered at the Lance special meeting.

Q:	What constitutes a quorum?

A:	Stockholders who hold a majority of the Lance common stock issued and outstanding as of the close of business on the Lance record date and who are entitled to vote must be present or represented by proxy in order to constitute a quorum to conduct business at the Lance special meeting.

Stockholders who hold a majority of the Snyder’s Class A common stock issued and outstanding as of the close of business on the Snyder’s record date and who are entitled to vote must be present or represented by proxy in order to constitute a quorum to conduct business at the Snyder’s special meeting.

Q:	What vote is required to approve each proposal to be considered at the Lance special meeting?

A:	To issue Lance common stock in the merger: The minimum vote that will constitute shareholder approval under NASDAQ Marketplace Rules is a majority of the total votes cast on the proposal. This proposal will be decided by the affirmative vote of the holders of a majority of the votes cast on the proposal at the special meeting if a quorum is present.

To amend Lance’s Restated Articles of Incorporation: This proposal will be decided by the affirmative vote of the holders of a majority of the votes cast on the proposal at the special meeting if a quorum is present.

To elect Lance directors: The election of each director nominee requires the affirmative vote of a plurality of the votes cast at the Lance special meeting. Accordingly, the four director nominees receiving the highest number of votes will be elected.

To act on all other matters: All other matters on the agenda for the Lance special meeting will be decided by the affirmative vote of the holders of a majority of the votes cast on the proposal at the special meeting if a quorum is present.

Q:	What vote is required to approve each proposal to be considered at the Snyder’s special meeting?

A.	To adopt the merger agreement: The affirmative vote of a majority of the votes cast by the holders of shares of Snyder’s Class A common stock outstanding as of the Snyder’s record date and entitled to vote at the Snyder’s special meeting, assuming a quorum is present, is required to approve the merger proposal. Certain shareholders of Snyder’s have agreed to vote shares of Snyder’s common stock held or controlled by them, consisting of 145,490 of the outstanding shares of Snyder’s Class A common stock, which is Snyder’s only outstanding class of voting stock, as of the Snyder’s record date, and 49.9% of the votes entitled to be cast at the Snyder’s special meeting as of such date, for the approval of the merger proposal.

To act on all other matters: All other matters on the agenda for the Snyder’s special meeting will be decided by the affirmative vote of a majority of the votes cast by the holders of shares of Snyder’s

v

common stock outstanding as of the Snyder’s record date and entitled to vote at the Snyder’s special meeting, assuming a quorum is present.

Q:	What if I abstain from voting or do not vote?

A:	For the purposes of the Lance special meeting, an abstention, which occurs when a Lance stockholder attends the Lance special meeting, either in person or by proxy, but abstains from voting, will have no effect on the outcome of the proposals, provided a quorum is present at the Lance special meeting. If you are a Lance stockholder and you fail to vote, it will have the same effect as an abstention.

For the purposes of the Snyder’s special meeting, an abstention, which occurs when a Snyder’s shareholders attends the Snyder’s special meeting, either in person or by proxy, but abstains from voting, will have no effect on the outcome of the proposals, provided a quorum is present at the Snyder’s special meeting. If you are a Snyder’s shareholders and you fail to vote, it will have the same effect as an abstention.

Q:	May I change my vote after I have delivered my proxy or voting instruction card?

A:	Yes. If you are a Lance stockholder you may change your vote at any time before your proxy is voted at the applicable special meeting. You may do this in one of four ways:

• by sending a notice of revocation to the corporate secretary of Lance;

• by sending a completed proxy card bearing a later date than your original proxy card;

• by logging onto the website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so, and following the instructions on the proxy card; or

• by attending your special meeting and voting in person; however, your attendance alone will not revoke any proxy.

If you choose any of the first three methods, you must take the described action no later than 11:59 p.m., Eastern time, on the day before the date of the applicable special meeting.

Lance stockholders: If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

If you are a Snyder’s shareholder, you may change your vote by sending a notice of revocation duly executed by you to the corporate secretary of Snyder’s or attending the special meeting and voting in person.

Q:	What happens if I sell my shares after the applicable record date but before the applicable special meeting?

A:	The applicable record date for the Lance special meeting or the Snyder’s special meeting, as the case may be, is earlier than both the date of such meeting and the date that the merger is expected to be completed. If you transfer your Lance common stock or Snyder’s common stock after the applicable record date but before the date of the applicable meeting, you will retain your right to vote at the applicable meeting (provided that such shares remain outstanding on the date of the applicable meeting), but if you are a Snyder’s shareholder you will not have the right to receive any merger consideration for the transferred shares and if you are a Lance stockholder you will not be entitled to the special dividend. In order to receive the merger consideration, you must hold your Snyder’s common stock through completion of the merger.

Q:	Do I have appraisal rights?

A:	Under North Carolina law, Lance stockholders are not entitled to appraisal rights in connection with the merger. Snyder’s shareholders are entitled to dissent from approval of the merger agreement and demand payment of the fair value of their shares of Snyder’s common stock in accordance with the procedures under Pennsylvania law. For further discussion of appraisal rights in connection with the merger, see “The Merger — Appraisal Rights” beginning on page 70.

Q:	Should I send in my stock certificates now?

A:	No. Please do not send your stock certificates with your proxy card.

If you are a holder of Snyder’s common stock, you will receive written instructions from Computershare Investor Services, LLC, the exchange agent, after the merger is completed on how to exchange your stock certificates for Lance common stock.

Lance stockholders will not be required to exchange their stock certificates in connection with the merger. Lance stockholders holding stock certificates should keep their stock certificates both now and after the merger is completed.

Q:	What if I hold Lance or Snyder’s employee stock options or other stock-based awards?

A:	Upon the completion of the merger, all outstanding Snyder’s employee stock options will be converted into options of the combined company, and those options will entitle the holder to receive common stock of the combined company. The number of shares issuable under those options, and, if applicable, the exercise price of those options, will be adjusted based on the exchange ratio.

Lance stock options and other equity-based awards will remain outstanding and generally will not be affected by the merger, except that all Lance unvested options and restricted stock will vest as a result of the change in control provisions of Lance’s equity and long-term incentive plans. Holders of Lance stock options will receive a reduction to the exercise price of their options for the amount of the special dividend, or a cash payment not to exceed $1.50 per option share to the extent that the exercise price cannot be adjusted by the amount of the special dividend in compliance with Section 409A of the Internal Revenue Code.

SUMMARY

This summary highlights selected information contained in this joint proxy statement/prospectus and does not contain all of the information that may be important to you. Lance and Snyder’s urge you to read carefully this entire joint proxy statement/prospectus, including the annexes. Additional, important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus; see “Where You Can Find More Information” beginning on page 200. Unless stated otherwise, all references in this joint proxy statement/prospectus to Lance are to Lance, Inc., all references to Snyder’s are to Snyder’s of Hanover, Inc., all references to the merger agreement are to the Agreement and Plan of Merger, dated as of July 21, 2010, as it may be amended from time to time, by and among Lance, Snyder’s and Lima Merger Corp., a copy of which is attached as Annex A to this joint proxy statement/prospectus, and all references to the merger are to the merger of Snyder’s with Lima Merger Corp., a newly formed, wholly-owned subsidiary of Lance.

The Parties

Lance, Inc.

Lance, Inc., which is referred to as “Lance,” manufactures and markets snack foods throughout much of the United States and other parts of North America. Its products include sandwich crackers, sandwich cookies, potato chips, crackers, cookies, other snacks, sugar wafers, nuts, restaurant style crackers and candy.

For the year ended December 26, 2009, Lance had revenues of $918.2 million and net income of $35.8 million.

Lance was incorporated in the State of North Carolina in 1926. Lance’s principal offices are located at 13024 Ballantyne Corporate Place, Suite 900, Charlotte, North Carolina 28277, and its telephone number is (704) 554-1421. Lance’s principal website is www.lanceinc.com. Lance common stock is listed on the NASDAQ Global Select Market, which is referred to as “NASDAQ,” trading under the symbol “LNCE.”

Snyder’s of Hanover, Inc.

Snyder’s of Hanover, Inc., which is referred to as “Snyder’s,” is a privately held manufacturer and distributor of quality snack foods. Snyder’s manufactures products including pretzels, potato chips, tortilla chips and other salty snacks. In addition, Snyder’s purchases and distributes other products for resale.

For the year ended March 28, 2010, Snyder’s had revenues of $677.7 million and net income of $25.8 million.

Snyder’s was incorporated in the Commonwealth of Pennsylvania as Snyder’s Bakery, Inc. in 1946. Snyder’s principal offices are located at 1250 York St., Hanover, Pennsylvania, 17331-4503, and its telephone number is (717) 632-4477. Snyder’s principal website is www.snydersofhanover.com. Snyder’s is a private company so there is no public market for its common stock.

Lima Merger Corp.

Lance has formed Lima Merger Corp., which is referred to as “Merger Sub,” as a Pennsylvania corporation and a direct, wholly-owned subsidiary of Lance. At the completion of the merger, Snyder’s will merge with Merger Sub with Snyder’s continuing as the surviving entity, and Snyder’s will continue to operate as a wholly-owned subsidiary of Lance.

Prior to the completion of the merger, Merger Sub will not conduct any activities other than those incidental to its formation and the matters contemplated by the merger agreement.

The Merger

Each of the boards of directors of Lance and Snyder’s has approved the combination of Lance and Snyder’s in what the parties intend to be a “merger of equals.” Lance and Snyder’s have entered into the merger agreement, which provides that, subject to the terms and conditions of the merger agreement, and in accordance with the Pennsylvania Business Corporation Law, which is referred to as the “PBCL,” upon the completion of the merger, Snyder’s will merge with Merger Sub with Snyder’s continuing as the surviving subsidiary under the name Snyder’s of Hanover, Inc. and as a wholly-owned subsidiary of Lance, which will change its name to Snyder’s-Lance, Inc. Upon the completion of the merger, each share of Snyder’s common stock that is issued and outstanding immediately before the completion of the merger (other than any shares of Snyder’s common stock held by Lance, Snyder’s or Merger Sub which will be cancelled upon the completion of the merger) will be converted into the right to receive shares of Lance common stock as determined by the exchange ratio. The exchange ratio of 108.25 set forth in the merger agreement is fixed and therefore not subject to adjustment. Immediately after the merger, it is expected that holders of Snyder’s common stock immediately prior to the merger will collectively hold 50.1% of the voting power of the basic equity interests of the combined company, which voting equity interests are expected to consist solely of Lance common stock after the completion of the merger. No fractional shares of Lance common stock will be issued in connection with the merger, and holders of Snyder’s common stock will be entitled to receive cash in lieu thereof.

Lance stockholders will continue to own their existing shares, which will not be affected by the merger. Prior to and conditioned upon the closing of the merger, the board of directors of Lance has declared a special cash dividend of $3.75 per share to all holders of record of shares of Lance common stock on the business day prior to the closing of the merger. The special dividend will be payable after the closing of the merger to all holders of Lance common stock on the record date. Holders of Snyder’s common stock who receive shares of Lance common stock in the merger will not be entitled to receive the special dividend.

For further discussion of the terms of the merger, see “The Merger Agreement — Terms of the Merger” beginning on page 79.

Treatment of Stock Options and Other Equity Awards

Snyder’s

Upon the completion of the merger, all outstanding Snyder’s employee stock options will be converted into corresponding stock options of the combined company that will relate to the combined company’s common stock instead of Snyder’s common stock, to the extent that they would otherwise be settled for Snyder’s common stock. The number of shares issuable pursuant to Snyder’s stock options that are converted into corresponding combined company awards and the exercise prices of such converted awards will be adjusted based on the exchange ratio, and such converted awards will be subject to the same vesting and other conditions applicable to the underlying Snyder’s stock options.

For further discussion of the treatment of Snyder’s stock options generally, see “The Merger Agreement — Treatment of Snyder’s Stock Options; Executive Stock Purchase Plan” beginning on page 80. For further discussion of the treatment of Snyder’s stock options held by certain directors and executive officers of Snyder’s, see “The Merger — Interests of Snyder’s Directors, Executive Officers and Principal Shareholder in the Merger” beginning on page 66.

Lance

Lance stock options and other equity-based awards will remain outstanding and generally will not be affected by the merger, except that all Lance unvested options and restricted stock will vest as a result of the change in control provisions of Lance’s equity and long-term incentive plans. Holders of Lance stock options will receive a reduction to the exercise price of their options for the amount of the special dividend, or a cash payment not to exceed $1.50 per option share to the extent that the exercise price cannot be adjusted by the amount of the special dividend in compliance with Section 409A of the Internal Revenue Code. Lance’s directors and executive officers own restricted stock and unrestricted common stock of Lance and will therefore participate in the special dividend.

For further discussion of the treatment of Lance equity awards held by certain directors and executive officers of Lance, see “The Merger — Interests of Lance Directors and Executive Officers in the Merger” beginning on page 60.

Directors and Executive Officers after the Completion of the Merger

The combined company will have a 14 member board drawn primarily from the existing boards of both companies. The board will be comprised of seven directors of the current Lance board of directors and seven directors of the current Snyder’s board of directors. The Lance directors will be William R. Holland, James W. Johnston, W. J. Prezzano (Lead Independent Director), Jeffrey A. Atkins, Isaiah Tidwell, David V. Singer and Dan C. Swander. The following current Snyder’s directors will become directors of the combined company if elected by the Lance stockholders and the merger is consummated: Michael A. Warehime (Chairman), Carl E. Lee, Jr., Peter P. Brubaker and John E. Denton. In addition, three Snyder’s directors, Patricia A. Warehime, C. Peter Carlucci, Jr. and Sally W. Yelland will be appointed as directors of the combined company as of the closing of the merger.

The combined company’s management team will include David V. Singer, Lance’s current President and Chief Executive Officer, who will serve as Chief Executive Officer of the combined company. Carl E. Lee, Jr., Snyder’s current President and Chief Executive Officer will serve as President and Chief Operating Officer of the combined company. Rick D. Puckett, Lance’s current Executive Vice President, Chief Financial Officer, Treasurer and Secretary will serve as Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the combined company. The remaining executive officers of the combined company will be determined by the board of directors of the combined company after the completion of the merger.

For further discussion of the directors and executive officers of the combined company after completion of the merger, see “Management and Corporate Governance of the Combined Company Following the Merger” beginning on page 74.

Recommendations of the Lance Board of Directors

The Lance board of directors recommends that holders of Lance common stock vote “FOR” the share issuance proposal, “FOR” the Lance name change proposal, “FOR” the director election proposal and “FOR” each of the other Lance proposals described in this joint proxy statement/prospectus.

For further discussion of Lance’s reasons for the merger and the recommendations of the Lance board of directors, see “The Merger — Background of the Merger,” “The Merger — Lance’s Reasons for the Merger” and “The Merger — Recommendations of the Lance Board of Directors with Respect to the Merger” beginning on pages 33, 42 and 45, respectively.

Recommendation of the Snyder’s Board of Directors

The Snyder’s board of directors recommends that holders of Snyder’s stock vote “FOR” the proposal to adopt the merger agreement and “FOR” each of the other Snyder’s proposals described in this joint proxy statement/prospectus.

For further discussion of Snyder’s reasons for the merger and the recommendation of the Snyder’s board of directors, see “The Merger — Background of the Merger,” “The Merger — Snyder’s Reasons for the Merger” and “The Merger — Recommendations of the Snyder’s Board of Directors with Respect to the Merger” beginning on pages 33, 45 and 48, respectively.

Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

In connection with the merger, Merrill Lynch, Pierce, Fenner & Smith Incorporated, which is referred to as “BofA Merrill Lynch,” delivered to Lance’s board of directors a written opinion, dated July 21, 2010, as to the fairness, from a financial point of view and as of the date of the opinion, of the exchange ratio to Lance. The full text of the written opinion, dated July 21, 2010, of BofA Merrill Lynch, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex D to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. BofA Merrill Lynch provided its opinion to Lance’s board of directors for the benefit and use of Lance’s board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the exchange ratio, from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the merger and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed merger.

For further discussion of BofA Merrill Lynch’s opinion, see “The Merger — Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated” beginning on page 48. See also Annex D to this joint proxy statement/prospectus.

Interests of Directors and Executive Officers in the Merger

You should be aware that certain directors and executive officers of Lance have interests in the merger that are different from, or in addition to, the interests of stockholders generally. These interests relate to (i) the appointment of W. J. Prezzano, currently Chairman of the Board of Lance, as Lead Independent Director of the combined company after the merger, (ii) the appointment of David V. Singer, currently President and Chief Executive Officer of Lance, as Chief Executive Officer of the combined company after the merger, (iii) the appointment of Rick D. Puckett, currently Executive Vice President, Chief Financial Officer, Treasurer and Secretary of Lance, as Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the combined company after the merger, (iv) the potential appointment of certain other current executive officers of Lance as executive officers of the combined company, (v) existing equity plans and employment and other agreements between Lance and certain directors and officers that provide for certain benefits upon approval and after the completion of the merger, including accelerated vesting of certain equity awards and/or certain severance benefits upon (a) the approval of the merger and/or (b) the consummation of the merger followed by a qualifying termination that could occur in connection with or after the merger, and (vi) the special dividend.

For further discussion of interests of Lance directors and executive officers in the merger, see “The Merger — Interests of Lance Directors and Executive Officers in the Merger” beginning on page 60.

You should also be aware that certain directors and executive officers of Snyder’s have interests in the merger that are different from, or in addition to, the interests of stockholders generally. These interests include (i) the appointment of Michael A. Warehime, currently Chairman of Snyder’s, as Chairman of the Board of the combined company after the merger, (ii) certain remuneration that Mr. Warehime will receive in connection with his service as Chairman of the Board of the combined company, (iii) the appointment of Carl E. Lee, Jr., currently President and Chief Executive Officer of Snyder’s, as President and Chief Operating Officer of the combined company after the merger, (iv) the appointment or election, as applicable, of Carl E. Lee, Jr., Peter P. Brubaker, John E. Denton, Patricia A. Warehime, C. Peter Carlucci, Jr., Sally W. Yelland, currently directors of Snyder’s, as directors of the combined company after the merger, (v) the potential appointment of certain other current executive officers of Snyder’s as executive officers of the combined company or its subsidiaries, and (vi) the right to continued indemnification and insurance coverage for directors and executive officers of Snyder’s pursuant to the terms of the merger agreement.

For further discussion of interests of Snyder’s directors and executive officers in the merger, see “The Merger — Interests of Snyder’s Directors, Executive Officers and Principal Shareholder in the Merger” beginning on page 65.

Material U.S. Federal Income Tax Consequences

Tax Consequences of the Merger

The merger has been structured to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which is referred to as the “Code,” and it is a condition to the completion of the merger that Lance and Snyder’s receive written opinions from their respective counsel to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. Holders of Snyder’s common stock generally will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of their Snyder’s common stock for Lance common stock pursuant to the merger, except with respect to cash received in lieu of fractional shares of Lance common stock. Holders of Lance common stock will not recognize gain or loss as a result of the merger.

Tax Consequences of the Special Dividend

Lance intends to report the special dividend as a distribution with respect to its common stock that will be taxable to beneficial owners of Lance common stock as a dividend to the extent of Lance’s current or accumulated earnings and profits for U.S. federal income tax purposes.

Other Tax Considerations

For further discussion of the material U.S. federal income tax consequences of the merger and special dividend, see “Material U.S. Federal Income Tax Consequences” beginning on page 95.

YOU SHOULD READ “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” BEGINNING ON PAGE 95 FOR A MORE DETAILED DISCUSSION OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND THE SPECIAL DIVIDEND. TAX MATTERS ARE COMPLICATED AND THE TAX CONSEQUENCES TO YOU WILL DEPEND UPON THE FACTS OF YOUR PARTICULAR SITUATION. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, THE PARTIES URGE YOU TO CONSULT WITH YOUR TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

Financing Commitment Letter

Lance expects to fund the special dividend of $3.75 per share of Lance common stock and other merger related expenses with available cash and borrowings under a new credit facility. In connection with the merger, Lance has entered into a commitment letter agreement with certain banks that have committed to provide a five-year senior credit facility to Lance, subject to certain conditions. For further discussion of the commitment letter, see “The Merger — Financing Commitment Letter” beginning on page 68.

Accounting Treatment of the Merger

Although management of Lance and Snyder’s consider the merger to be a “merger of equals,” the merger will be accounted for as a business combination under the acquisition method of accounting in accordance with U.S. generally accepted accounting principles, which are referred to as “GAAP,” and Lance is the deemed accounting acquirer and Snyder’s is the deemed accounting acquiree. For further discussion of the accounting treatment of the merger, see “The Merger — Accounting Treatment” beginning on page 68.

Appraisal Rights

Snyder’s shareholders are entitled to dissent from approval of the merger agreement and demand payment of the fair value of their shares of Snyder’s common stock in accordance with the procedures under the PBCL. Under the North Carolina Business Corporation Act, which is referred to as the “NCBCA,” Lance stockholders are not entitled to appraisal rights in connection with the merger. For further discussion of appraisal rights in connection with the merger, see “The Merger — Appraisal Rights” beginning on page 70.

Regulatory Matters

The merger is subject to the expiration or termination of the applicable waiting periods under the U.S. antitrust laws. Subject to the terms and conditions of the merger agreement, each party agreed to use its reasonable best efforts to prepare and file as promptly as practicable all documentation to effect all necessary applications, notices, filings and other documents and to obtain, as promptly as practicable, the required regulatory approvals in order to complete the merger and any of the other transactions contemplated by the merger agreement. The required regulatory approvals may not be obtained before stockholders vote on the merger. For further discussion of regulatory matters relating to the merger, see “The Merger — Regulatory Approvals Required for the Merger” beginning on page 69.

Litigation Related to the Merger

Since the announcement of the merger on July 22, 2010, Lance, members of the Lance board of directors and Snyder’s have been named as defendants in two purported stockholder class actions brought by Lance stockholders challenging the proposed merger and seeking, among other things, to enjoin the defendants from completing the merger on the agreed upon terms. For further discussion about litigation related to the merger, see “The Merger — Litigation Related to the Merger,” beginning on page 73.

Conditions to Completion of the Merger

The parties expect to complete the merger after all of the conditions to the merger in the merger agreement are satisfied or waived, including after Lance and Snyder’s receive stockholder approvals at their respective special meetings and receive all required regulatory approvals. The parties currently expect to complete the merger in the fourth calendar quarter of 2010. It is possible, however, that factors outside of each company’s control could require them to complete the merger at a later time or not to complete it at all.

The obligations of Lance and Snyder’s to complete the merger are each subject to the satisfaction of the following conditions:

•	approval by Snyder’s shareholders of the proposal to adopt the merger agreement;

•	approval by Lance stockholders of the share issuance proposal;

•	approval, to the extent required by NASDAQ, of a de novo application for initial listing on NASDAQ of the combined company, and/or authorization of the listing of the shares of Lance common stock to be issued in the merger on NASDAQ, subject to official notice of issuance;

•	effectiveness of this joint proxy statement/prospectus and the absence of a stop order or proceedings threatened or initiated by the Securities and Exchange Commission, which is referred to as the “SEC,” for that purpose;

•	termination or expiration of any waiting period (and any extension thereof) applicable to the merger under the Hart-Scott-Rodino Act, which is referred to as the “HSR Act”;

•	receipt of other required regulatory and third party approvals;

•	absence of legal prohibitions to the merger

•	the truth and correctness of the other party’s representations and warranties in the merger agreement (in some instances without giving effect to any materiality qualifications);

•	the prior performance by the other party of all of its obligations under the merger agreement;

•	receipt of a certificate executed by an executive officer of the other party as to the satisfaction of the conditions described in the preceding two bullets;

•	with respect to Lance’s obligations, receipt of a legal opinion from Snyder’s counsel;

•	with respect to Lance’s obligations, the modification or termination of certain split-dollar life insurance policies held by Snyder’s;

•	the absence of any event that has had or would reasonably be excepted to have a material adverse effect on the other party;

•	with respect to Lance’s obligations, receipt of a legal opinion from Lance’s counsel to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code; and

•	with respect to Snyder’s obligations, receipt of a legal opinion from Snyder’s counsel to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code.

The merger agreement provides that any or all of these conditions may be waived, in whole or in part, by Lance or Snyder’s, to the extent legally allowed; provided that neither party may waive the tax opinion condition described in the last bullet above following the approval of the merger by such party’s stockholders, unless further stockholder approval is obtained with appropriate disclosure. Neither Snyder’s nor Lance currently expects to waive any material condition to the completion of the merger. For further discussion of the conditions to the merger, see “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 82.

No Solicitation of Other Offers

In the merger agreement, each of Lance and Snyder’s has agreed that it will not directly or indirectly initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to any person relating to, an alternative acquisition proposal (as described below under the section entitled “The Merger Agreement — No Solicitations” beginning on page 86);

The merger agreement does not, however, prohibit Lance from considering an unsolicited, bona fide written alternative acquisition proposal from a third party prior to the receipt of stockholder approval if specified conditions are met.

Further, each of Lance and Snyder’s has agreed that its directors will not:

•	withdraw (or modify in any manner adverse to the other party) the approval, recommendation or declaration of advisability of the merger agreement and the merger, adopt or otherwise declare advisable the adoption of an alternative acquisition proposal, or resolve, propose or agree to take any of such actions (any such action referred to as an “adverse recommendation change”);

•	enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement that is reasonably likely to lead to an alternative acquisition proposal; or

•	resolve, propose or agree to take any of such actions.

At any time before obtaining approval by Lance stockholders of the share issuance proposal, however, the Lance board of directors may resolve, propose or agree to do any of the above if it determines in good faith (after consulting with outside counsel) that the failure to do so would result in a breach of its fiduciary duties under applicable law. Likewise, at any time before obtaining approval by Snyder’s shareholders of the adoption of the merger agreement, the Snyder’s board of directors may resolve, propose or agree to do any of the above if it determines in good faith (after consulting with outside counsel) that the failure to do so would result in a breach of its fiduciary duties under applicable law. For further discussion of the prohibition on solicitation of acquisition proposals from third parties, see “The Merger Agreement — No Solicitations” beginning on page 86.

Termination of the Merger Agreement

Generally, the merger agreement may be terminated and the merger may be abandoned at any time prior to the completion of the merger (except as specified below, including after the required Lance stockholder approval or Snyder’s shareholder approval is obtained):

•	by mutual written consent of Lance and Snyder’s; or

•	by either party, if:

•	the merger has not been completed on or before April 1, 2011 (the “end date”);

•	there is any applicable law that makes consummation of the merger illegal or prohibited or enjoins a party from consummating the merger and such enjoinment is final and nonappealable;

•	the required approval by the stockholders of Lance or Snyder’s has not been obtained at the respective stockholders meeting (or at any adjournment or postponement thereof);

•	prior to obtaining stockholder approval, the other party’s board of directors makes an adverse recommendation change;

•	the other party has committed a material breach of any of its representations or warranties, or failed to perform any of its covenants or agreements, in the merger agreement and such breach or failure to perform is incapable of being cured by the end date;

•	the other party has breached any of its agreements or representations in the merger agreement, in a way that the conditions to such non-breaching party’s obligation to complete the merger would not then be satisfied and such breach is either incurable or not cured by the end date; or

•	a material adverse effect with respect to the other party has occurred and cannot be cured by the end date.

For further discussion of termination of the merger agreement, see “The Merger Agreement — Termination of the Merger Agreement” beginning on page 92.

Termination Fees and Expenses

The merger agreement provides for a termination fee of $25 million, payable under the circumstances described below.

Snyder’s has agreed to pay Lance a termination fee in the amount of $25 million in the following three circumstances:

•	First Circumstance

•	An alternative acquisition proposal or intention to make an alternative acquisition proposal is made directly to Snyder’s shareholders, otherwise publicly disclosed or communicated to its senior management or board of directors; and

•	The merger agreement is subsequently terminated by:

•	Snyder’s or Lance because the merger has not been consummated by the end date; or

•	Snyder’s or Lance because the Snyder’s shareholders did not approve the merger agreement; or

•	Lance because Snyder’s materially breached any of its representations or warranties, or failed to perform any of its covenants or agreements, in the merger agreement (subject to certain exceptions) and such breach or failure to perform was incapable of being cured by the end date; and

•	within 12 months of the termination of the merger agreement, Snyder’s or any of its subsidiaries enter into a definitive agreement with respect to, or consummate, an alternative acquisition proposal.

•	Second Circumstance

•	Lance terminates the merger agreement because Snyder’s materially breached Snyder’s

•	No-solicitation covenant; or

•	Covenants with respect to obtaining its required stockholder approval.

•	Third Circumstance

•	Lance or Snyder’s terminates the merger agreement because Snyder’s board of directors withdraws its recommendation that Snyder’s shareholders vote in favor of the merger.

Lance has agreed to pay Snyder’s a termination fee in the amount of $25 million in the following three circumstances:

•	First Circumstance

•	An alternative acquisition proposal or intention to make an alternative acquisition proposal is made directly to Lance’s stockholders, otherwise publicly disclosed or communicated to its senior management or board of directors; and

•	The merger agreement is subsequently terminated by:

•	Snyder’s or Lance because the merger has not been consummated by the end date; or

•	Snyder’s or Lance because the Lance stockholders did not approve the merger agreement; or

•	Snyder’s because Lance materially breached any of its representations or warranties, or failed to perform any of its covenants or agreements, in the merger agreement (subject to certain exceptions) and such breach or failure to perform was incapable of being cured by the end date; and

•	within 12 months of the termination of the merger agreement, Lance or any of its subsidiaries enter into a definitive agreement with respect to, or consummate, an alternative acquisition proposal.

•	Second Circumstance

•	Snyder’s terminates the merger agreement because Lance materially breached Lance’s

•	No-solicitation covenant; or

•	Covenants with respect to obtaining its required stockholder approval.

•	Third Circumstance

•	Snyder’s or Lance terminates the merger agreement because Lance’s board of directors withdraws its recommendation that Lance’s stockholders vote in favor of the share issuance.

This termination fee could discourage other companies from seeking to acquire or enter into a business combination transaction with either Lance or Snyder’s. For further discussion of termination fees and expenses, see “The Merger Agreement — Effect of Termination; Termination Fees and Expenses” beginning on page 92.

Agreements Related to the Merger

Voting Agreement

In connection with the execution of the merger agreement, certain shareholders of Snyder’s entered into a voting agreement with Lance, which is referred to as the “voting agreement,” pursuant to which, among other things, these shareholders have agreed to vote (or cause to be voted) certain shares of Snyder’s Class A common stock, which is Snyder’s only outstanding class of voting stock, owned or controlled by each of them (i) in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby and (ii) against any action or agreement that would reasonably be expected to adversely affect the consummation of, or materially alter the terms of, the merger. The voting agreement will terminate upon the earlier of the effective date of the merger agreement or the termination of the merger agreement. As of the Snyder’s record date, there were 145,490 shares of Snyder’s Class A common stock subject to the voting agreement, representing approximately 49.9% of the votes entitled to be cast at Snyder’s special meeting with respect to the approval of the merger.

Standstill Agreement

As a condition to Lance’s execution of the merger agreement, Michael A. Warehime and Patricia A. Warehime entered into a standstill agreement with Lance, which agreement has been and may be amended from time to time. Pursuant to the terms of the standstill agreement, subject to certain exceptions set forth therein, neither Michael A. Warehime nor Patricia A. Warehime may (i) acquire or attempt to acquire any additional shares of the combined company’s stock or any material assets of Lance or any subsidiary or division of Lance, (ii) transfer any or all of their shares of the combined company’s stock or (iii) take any action contrary to maintaining certain aspects of the proposed governance structure for the combined company through 2012. The standstill agreement limits Michael A. Warehime and Patricia A. Warehime’s aggregate beneficial ownership to no more than thirty percent (30%) of the issued and outstanding shares of the combined company’s stock. The standstill agreement will terminate upon the earliest of (i) the termination of the standstill agreement by Lance, Michael A. Warehime and Patricia A. Warehime, (ii) the termination of the merger agreement or (iii) the third anniversary of the effective time of the merger.

For further discussion of the voting agreement and the standstill agreement, see “Agreements Related to the Merger” beginning on page 94.

Matters to Be Considered at the Special Meetings

Lance Special Meeting

Lance stockholders will be asked to vote on the following proposals:

•	to approve the share issuance proposal;

•	to approve the Lance name change proposal;

•	to elect (1) two directors to hold office until the 2012 annual meeting of stockholders and until their respective successors have been elected and qualified and (2) two directors to hold office until the 2013 annual meeting of stockholders and until their respective successors have been elected and qualified; and

•	to approve the adjournment of the Lance special meeting, if necessary or appropriate, including to solicit additional proxies.

Lance will conduct no other business at the special meeting except such business as may properly come before the Lance special meeting or any adjournment or postponement thereof. Approval of the share issuance proposal is required for the completion of the merger. The approval of the share issuance proposal is not conditioned on the approval of the Lance name change proposal, the Lance director election proposal or any other Lance proposals; however, the Lance name change and the director election proposal will be effected only if the merger has taken place and are therefore contingent on approval of the share issuance proposal.

The Lance board of directors recommends that Lance stockholders vote “FOR” all of the proposals set forth above. For further discussion of the Lance special meeting, see “Lance Special Meeting” beginning on page 100.

Snyder’s Special Meeting

Snyder’s shareholders will be asked to vote on the following proposals:

•	to approve the proposal to adopt the merger agreement, as it may be amended from time to time (with material amendments subject to further stockholder approval);

•	to approve the adjournment of the Snyder’s special meeting, if necessary, to solicit additional proxies; and

•	to conduct any other business as may properly come before the Snyder’s special meeting or any adjournment or postponement thereof.

Only the approval of the proposal to adopt the merger agreement is required for the completion of the merger.

The Snyder’s board of directors recommends that Snyder’s shareholders vote “FOR” the adoption of the merger agreement and all of the other proposals set forth above. For further discussion of the Snyder’s special meeting, see “Snyder’s Special Meeting” beginning on page 144.

Voting by Lance and Snyder’s Directors and Executive Officers and Principal Stockholders

As of the Lance record date, directors and executive officers of Lance and their affiliates owned and were entitled to vote 2,890,372 shares of Lance common stock, or approximately 8.8% of the shares of Lance common stock outstanding on that date. As of the Snyder’s record date and excluding shares subject to the Snyder’s voting agreements, directors and executive officers of Snyder’s and their affiliates owned and were entitled to vote 34,790 shares of Snyder’s voting common stock, or approximately 11.9% of the shares of Snyder’s voting common stock outstanding and entitled to vote at the special meeting. In addition, as of the record date, the parties to the Snyder’s voting agreement are required to vote 145,490 shares of Snyder’s voting common stock, or approximately 49.9% of the shares of Snyder’s common stock outstanding and on that date and entitled to be cast at the Snyder’s special meeting.

Rights of Snyder’s Shareholders Will Change as a Result of the Merger

Snyder’s shareholders receiving merger consideration will have different rights once they become Lance stockholders, due to differences between the governing documents of Lance and Snyder’s. These differences are described in detail under “Comparison of Rights of Lance Stockholders and Snyder’s Shareholders” beginning on page 192.

SELECTED HISTORICAL FINANCIAL DATA OF LANCE

The following table sets forth certain of Lance’s consolidated financial data as of and for each of the periods indicated. The statement of income data for each of the three years ended December 26, 2009, December 27, 2008 and December 29, 2007 and balance sheet data as of December 26, 2009 and December 27, 2008 is derived from Lance’s audited consolidated financial statements, which are incorporated by reference into this joint proxy statement/prospectus. The statement of income data for the years ended December 30, 2006 and December 31, 2005 and balance sheet data as of December 29, 2007, December 30, 2006 and December 31, 2005 is derived from Lance’s audited historical consolidated financial statements, which are not included or incorporated by reference into this joint proxy statement/prospectus. The consolidated financial information as of and for the six months ended June 26, 2010 and June 27, 2009 is derived from Lance’s unaudited consolidated financial statements incorporated by reference into this joint proxy statement/prospectus. In Lance’s opinion, such unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of its financial position and results of operations for such periods. Interim results for the six months ended June 26, 2010 are not necessarily indicative of, and are not projections for, the results to be expected for the full year ending December 25, 2010. For more information regarding Lance, see “Where You Can Find More Information” beginning on page 200.

The selected historical financial data below should be read in conjunction with the consolidated financial statements and their accompanying notes that are incorporated by reference into this document.

	As of and for the
	Six Months Ended
	June 26,	June 27,	As of and for the Fiscal Year Ended
	2010	2009	2009	2008	2007	2006	2005
	(Unaudited)

Results of Operations (in thousands):
Net sales and other operating revenue(1)(2)(3)(4)	$457,034	$452,163	$918,163	$852,468	$762,736	$730,116	$651,437
Income from continuing operations before income taxes(5)(6)(7)(8)	17,378	24,814	54,459	27,073	36,320	28,187	26,499
Net income from continuing operations	11,504	15,980	35,794	17,706	23,809	18,378	17,476
Income from discontinued operations before income taxes(9)	—	—	—	—	44	153	1,506
Net income from discontinued operations	—	—	—	—	29	100	994
Net income	$11,504	$15,980	$35,794	$17,706	$23,838	$18,478	$18,470
Average Number of Common Shares
Outstanding (in thousands):
Basic	31,868	31,477	31,565	31,202	30,961	30,467	29,807
Diluted	32,370	32,163	32,384	31,803	31,373	30,844	30,099
Per Share of Common Stock:
From continuing operations — basic	$0.36	$0.51	$1.13	$0.57	$0.77	$0.61	$0.59
From discontinued operations — basic	—	—	—	—	—	—	0.03
From continuing operations — diluted	0.36	0.50	1.11	0.56	0.76	0.60	0.58
From discontinued operations — diluted	—	—	—	—	—	—	0.03
Cash dividends declared	$0.32	$0.32	$0.64	$0.64	$0.64	$0.64	$0.64
Financial Status (in thousands):
Total assets	$530,287	$486,700	$536,291	$466,146	$413,003	$385,452	$369,079
Long-term debt, net of current portion	116,000	103,000	113,000	91,000	50,000	50,000	10,215
Total debt	$116,000	$103,000	$113,000	$98,000	$50,000	$50,000	$46,215

(1)	2009 revenue included approximately $27 million together from Archway (acquired in December 2008) and Stella D’oro (acquired in October 2009).

(2)	2008 revenue included approximately $15 million from Brent & Sam’s (acquired in March 2008). Also, a significant amount of price increases were initiated in response to unprecedented ingredient costs increases, such as flour and vegetable oil.

(3)	2006 revenue included incremental revenues from Tom’s (acquired in October 2005).

(4)	2005 represented a 53-week year, which accounted for $8.1 million in incremental revenue. 2005 revenue was also impacted by two months of revenue from the Tom’s acquisition.

(5)	For the six months ended June 26, 2010, pre-tax income was impacted by $3.0 million of expenses related to workforce reductions and $2.9 million of expenses related to an unsuccessful bid for a targeted acquisition.

(6)	2008 pre-tax income was significantly impacted by unprecedented ingredient costs increases, such as flour and vegetable oil, not fully offset by Lance’s selling price increases during the year.

(7)	Compared to previous years, pre-tax income in 2006 was impacted by $1.3 million of expenses related to stock options as required by a change in accounting standard. Incremental severance and integration costs during 2006 related to the Tom’s acquisition were $2.8 million.

(8)	2005 pre-tax income was negatively impacted by $3.4 million of Tom’s integration costs and $2.5 million of severance charges for the prior CEO.

(9)	During 2006, Lance committed to a plan to discontinue its vending operations.

SELECTED HISTORICAL FINANCIAL DATA OF SNYDER’S

The following table sets forth certain of Snyder’s consolidated financial data as of and for each of the periods indicated. The statement of operations data for the fiscal years ended March 28, 2010, March 29, 2009 and March 30, 2008, and balance sheet data as of March 28, 2010 and March 29, 2009, is derived from Snyder’s audited consolidated financial statements, which are included elsewhere in this joint proxy statement/prospectus. The statement of operations data for the fiscal years ended April 1, 2007 and April 2, 2006 and balance sheet data as of March 30, 2008, April 1, 2007, and April 2, 2006 is derived from Snyder’s audited historical consolidated financial statements, which are not included or incorporated by reference into this joint proxy statement/prospectus. The consolidated financial information as of and for the twelve-week periods ended June 20, 2010 and June 21, 2009 is derived from Snyder’s unaudited consolidated financial statements, included elsewhere in this joint proxy statement/prospectus. In Snyder’s opinion, such unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of Snyder’s financial position and results of operations for such periods. Interim results for the twelve-week period ended June 20, 2010 are not necessarily indicative of, and are not projections for, the results to be expected for the full fiscal year or any future period.

The following selected financial information should be read together with the Snyder’s consolidated financial statements and related notes included in this proxy statement/prospectus and the section entitled “Snyder’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 163.

	As of and for the
	Twelve Weeks Ended
	June 20,	June 21,	As of and for the Fiscal Year Ended
	2010	2009	2010	2009	2008	2007	2006
	(Unaudited)

Results of Operations (in thousands):
Net Sales(1)(2)(3)	$159,753	$154,737	$677,675	$673,083	$593,369	$448,275	$366,180
Income before taxes and extraordinary item(4)(5)	8,629	9,027	50,064	34,545	34,051	32,062	26,267
Income before extraordinary item	5,547	5,940	31,600	22,508	22,095	21,025	16,888
Extraordinary item, net of tax(6)	—	—	5,773	—	—	—	—
Net Income	$5,547	$5,940	$25,827	$22,508	$22,095	$21,025	$16,888
Average Number of Common Shares Outstanding:
Basic	301,568	300,394	300,675	315,450	315,940	314,760	313,300
Diluted	313,683	313,418	315,479	330,820	337,720	337,120	334,500
Per Share of Common Stock:
Earnings per Basic Share	$18.49	$20.45	$87.30	$69.90	$73.21	$67.73	$47.21
Earnings per Diluted Share	17.78	19.60	83.20	66.65	68.49	63.24	44.22
Cash Dividends Declared	$3.13	$2.50	$12.50	$8.80	$7.80	$7.81	$6.25
Financial Status (in thousands):
Total Assets(7)	$390,351	$360,194	$383,192	$353,106	$350,499	$263,498	$214,131
Long-Term Debt, net of current portion	115,198	117,736	116,006	118,510	118,707	32,150	20,507
Total Debt(8)	$119,299	$122,365	$119,461	$122,688	$126,966	$65,474	$44,852

(1)	2009 net sales included the full-year impact associated with the acquisition of Jays Foods/Select Snacks (acquired in December 2007) as well as the impact from the acquisition of multiple distributor businesses throughout the year.

(2)	2008 net sales included the impact of the Grande Foods acquisition (acquired in April 2007) as well as the acquisition of multiple distributor businesses throughout the year.

(3)	2007 net sales included the full-year impact associated with the acquisition of 80% of the stock of Michaud Distributors, Inc. (acquired in October 2006) as well as the impact from the acquisition of multiple distributor businesses throughout the year.

(4)	2009 pre-tax income was significantly impacted by unprecedented ingredient cost increases, such as flour and vegetable oil, not fully offset by Snyder’s selling price increases during the year.

(5)	2008 pre-tax income was negatively impacted by start-up costs associated with Grande Foods and Jays Foods/Select Snacks.

(6)	2010 net income was negatively impacted by a $10 million charge as a result of a pending class-action litigation.

(7)	2008 total assets increased as a result of the acquisitions of Grande Foods and Jays Foods/Select Snacks.

(8)	2008 long-term debt increased as a result of the issuance of $100 million aggregate principal amount of unsecured 5.72% Senior Notes.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following table shows summary unaudited pro forma condensed combined financial information regarding the financial condition and results of operations of the combined company after giving effect to the merger. The summary unaudited pro forma condensed combined financial statements have been prepared using the acquisition method of accounting under U.S. generally accepted accounting principles of the United States (“GAAP”), under which the assets and liabilities of Snyder’s will be recorded by Lance at their respective fair values as of the date the merger is completed. The summary unaudited pro forma condensed combined income statements for the six months ended June 26, 2010 and the fiscal year ended December 26, 2009 assume that the merger took place on December 28, 2008, the first day of Lance’s 2009 fiscal year. The summary unaudited pro forma condensed combined balance sheet assumes that the merger took place on June 26, 2010.

The summary unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial statements of the combined company appearing elsewhere in this joint proxy statement/prospectus and the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the summary unaudited pro forma condensed combined financial statements were based on, and should be read in conjunction with, the historical consolidated financial statements and related notes of both Lance and Snyder’s for the applicable periods, which have been included elsewhere or incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 200 and “Unaudited Pro Forma Condensed Combined Financial Statements” on page 175.

The summary unaudited pro forma condensed combined financial information has been presented for informational purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the merger been completed as of the dates indicated. In addition, the summary unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. Also, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial statements, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the merger. Furthermore, the determination of the final purchase price will be based on the number of shares of Snyder’s common stock outstanding immediately prior to completion of the merger and the price of Lance’s common stock immediately prior to completion of the merger.

Selected Summary Data from the Unaudited Pro Forma Condensed Combined Statements of Income

	Year Ended	Six Months Ended
	December 26, 2009	June 26, 2010
	(In thousands, except per share amounts)

Net revenue	$1,561,155	$774,412
Net earnings attributable to stockholders	$56,680	$24,448
Basic earnings per share of common stock attributable to stockholders	$0.88	$0.38
Diluted earnings per share of common stock attributable to stockholders	$0.85	$0.37

Selected Summary Data from the Unaudited Pro Forma Condensed Combined Balance Sheet

As of
June 26, 2010
(In thousands)

Total assets	$1,391,922
Long-term debt	$303,078
Total stockholder’s equity	$762,081

CERTAIN HISTORICAL AND PRO FORMA PER SHARE DATA

The following tables set forth certain historical, pro forma and pro forma equivalent per share financial information for Lance common stock and Snyder’s common stock. The pro forma and pro forma equivalent per share information gives effect to the merger as if the merger had occurred on June 26, 2010 in the case of book value per share data and as of December 28, 2008 in the case of net income per share data.

The pro forma per share balance sheet information combines Lance’s June 26, 2010 unaudited consolidated balance sheet with Snyder’s June 20, 2010 unaudited consolidated balance sheet. The pro forma per share income statement information for the fiscal year ended December 26, 2009 combines Lance’s audited consolidated statement of income for the fiscal year ended December 26, 2009 with Snyder’s audited consolidated statement of income for the fiscal year ended March 28, 2010. The pro forma per share income statement information for the six months ended June 26, 2010 combines Lance’s unaudited consolidated statement of income for the six months ended June 26, 2010 with Snyder’s unaudited consolidated statements of income for the 12-week quarter ended March 28, 2010 and 12-week quarter ended June 20, 2010 adjusted to reflect a comparable 26-week period unaudited consolidated statement of income for the six months ended June 20, 2010. The Snyder’s pro forma equivalent per share financial information is calculated by multiplying the unaudited Lance pro forma combined per share amounts by the 108.25 exchange ratio.

The following information should be read in conjunction with the audited consolidated financial statements of Lance and Snyder’s, which are incorporated by reference in this joint proxy statement/prospectus, and the financial information contained in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 175. The unaudited pro forma information below is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. In addition, the unaudited pro forma information does not purport to indicate balance sheet data or results of operations data as of any future date or for any future period.

	As of and for the	As of and for the
	Six Months Ended	Year Ended
	June 26, 2010	December 26, 2009

Lance Historical Data Per Share of Common Stock:
Net income — basic	$0.36	$1.13
Net income — diluted	$0.36	$1.11
Dividends declared	$0.32	$0.64
Book value	$8.54	$8.56

	As of and for the	As of and for the
	Six Months Ended	Year Ended
	June 20, 2010	March 28, 2010

Snyder’s Historical Data Per Share of Common Stock:
Net income — basic	$51.81	$87.30
Net income — diluted	$49.81	$83.68
Dividends declared	$8.13	$12.50
Book value	$670.54	$656.82

	As of and for the	As of and for the
	Six Months Ended	Year Ended
	June 26, 2010	December 26, 2009

Lance Pro Forma Combined Data Per Share of Common Stock:
Net income — basic	$0.38	$0.88
Net income — diluted	$0.37	$0.85
Dividends declared (Lance historical dividends declared)	$0.32	$0.64
Book value(a)	$11.70	N/A

	As of and for the	As of and for the
	Six Months Ended	Year Ended
	June 20, 2010	March 28, 2010

Snyder’s Pro Forma Equivalent Per Share of Common Stock:
Net income — basic	$41.14	$95.26
Net income — diluted	$40.05	$92.01
Dividends declared	$34.64	$69.28
Book value(a)	$1,266.53	N/A

(a)	Pro forma book value per share of common stock as of December 26, 2009 or March 28, 2010 is not meaningful as purchase accounting adjustments were calculated as of June 26, 2010.

MARKET PRICE AND DIVIDEND INFORMATION

Lance

Lance common shares are quoted on The NASDAQ Global Select Market under the ticker symbol “LNCE.” The following table shows the high and low prices for the Lance common shares for the periods indicated as reported by The NASDAQ Global Select Market. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and do not necessarily represent actual transactions.

	High	Low	Dividend

Year ended December 27, 2008
First Quarter	$20.98	$16.39	$0.16
Second Quarter	$22.42	$17.48	$0.16
Third Quarter	$25.18	$17.05	$0.16
Fourth Quarter	$23.58	$17.11	$0.16
Year ended December 26, 2009
First Quarter	$24.00	$18.36	$0.16
Second Quarter	$24.05	$19.66	$0.16
Third Quarter	$27.00	$22.53	$0.16
Fourth Quarter	$28.26	$22.83	$0.16
Six Months ended June 26, 2010
First Quarter	$27.23	$20.90	$0.16
Second Quarter	$24.00	$17.22	$0.16
Third Quarter	$23.55	$15.91	(1)

(1)	Third quarter dividend has not been declared as of October 15, 2010

On July 21, 2010, the business day before the public announcement of the merger agreement, and October 18, 2010, the last practicable trading day for which information was available before mailing this joint proxy statement/prospectus, the last reported sales price of Lance common shares, as reported by The NASDAQ Global Select Market, was $16.00 and $22.57, respectively. Lance and Snyder’s shareholders are encouraged to obtain current market quotations for Lance common shares before making any decision with respect to the merger. No assurance can be given concerning the market price for Lance common shares before or after the date on which the merger will close. The market price for Lance common shares will fluctuate between the date of this joint proxy statement/prospectus and the date on which the merger closes and thereafter.

As of October 15, 2010, there were approximately 4,553 holders of record of Lance common shares.

Snyder’s

There is no established public trading market for Snyder’s common shares. On a fiscal year basis, Snyder’s has paid dividends of $12.50 per share in 2010, $8.80 per share in 2009, $7.80 per share in 2008, $7.81 per share in 2007, and $6.25 per share in 2006.

As of October 15, 2010, there were approximately 34 holders of record of Snyder’s common shares.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking information about Lance, Snyder’s and the combined company that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this joint proxy statement/prospectus or may be incorporated into this joint proxy statement/prospectus by reference to other documents and may include statements for the period after the completion of the merger. Representatives of Lance and Snyder’s may also make forward-looking statements. Forward-looking statements are statements that are not historical facts. Words such as “expect,” “believe,” “will,” “may,” “anticipate,” “plan,” “estimate,” “intend,” “should,” “can,” “likely,” “could” and similar expressions are intended to identify forward-looking statements.

These statements include statements about the expected benefits of the merger, information about the combined company’s objectives, plans and expectations, the likelihood of satisfaction of certain conditions to the completion of the merger and whether and when the merger will be completed. Forward-looking statements are not guarantees of performance. These statements are based upon the current beliefs and expectations of the management of each of Lance and Snyder’s and are subject to risks and uncertainties, including the risks described in this joint proxy statement/prospectus under the section “Risk Factors” beginning on page 20 and those that are incorporated by reference into this joint proxy statement/prospectus, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

In light of these risks, uncertainties, assumptions and factors, the results anticipated by the forward-looking statements discussed in this joint proxy statement/prospectus or made by representatives of Lance or Snyder’s may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof or, in the case of statements incorporated by reference, on the date of the document incorporated by reference, or, in the case of statements made by representatives of Lance or Snyder’s, on the date those statements are made. All subsequent written and oral forward-looking statements concerning the merger or the combined company or other matters addressed in this joint proxy statement/prospectus and attributable to Lance or Snyder’s or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, neither Lance nor Snyder’s undertakes any obligation to update or publish revised forward-looking statements to reflect events or circumstances after the date hereof or the date of the forward-looking statements or to reflect the occurrence of unanticipated events.

RISK FACTORS

In addition to the other information included and incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” above, you should carefully consider the following risk factors before deciding whether to vote to approve the share issuance proposal, in the case of Lance stockholders, or the merger proposal, in the case of Snyder’s shareholders. In addition to the risk factors set forth below, you should read and consider other risk factors specific to Lance that will also affect the combined company after the merger. These risk factors are described in Part I, Item IA of Lance’s Annual Report on Form 10-K for the year ended December 26, 2009, which has been filed by Lance, with the SEC, as such risks may be updated or supplemented in Lance’s subsequently filed Quarterly Reports on Form 10-Q and all of which are incorporated by reference into this joint proxy statement/prospectus. If any of the risks described below or in the periodic reports incorporated by reference into this joint proxy statement/prospectus actually materialize, the businesses, financial condition, results of operations, prospects or stock prices of Lance or Snyder’s, as applicable, or the combined company could be materially adversely affected. See “Where You Can Find More Information” beginning on page 200.

Risks Relating to the Pending Merger

The value of the Lance common stock that the Snyder’s shareholders receive in the merger will vary as a result of the fixed exchange ratio and possible fluctuations in the price of Lance common stock may occur.

At the effective time, each Snyder’s common share issued and outstanding immediately prior to the effective time (excluding any dissenting shares as to which appraisal rights have been properly exercised pursuant to Pennsylvania law) will be converted into the right to receive Lance common stock equal to the exchange ratio and cash in lieu of fractional shares. Because the exchange ratio is fixed at 108.25 shares of Lance common stock for each share of Snyder’s common stock, the market value of the Lance common stock issued in the merger will depend upon the market price of a Lance common share at the effective time.

The price of Lance common stock on the close of business on July 21, 2010, the business day before the public announcement of the merger agreement, was $16.00, and the price of Lance common stock on October 18, 2010, the last practicable trading day for which information was available before first mailing this joint proxy statement/prospectus, was $22.57. If the price of Lance common stock declines, Snyder’s shareholders could receive less value for their shares upon the closing than the value calculated pursuant to the exchange ratio on the business day before the date the merger agreement was signed, or on the date of the Snyder’s special meeting.

The market price of Lance common stock may decline following the closing for a number of reasons, including if the integration of Lance’s and Snyder’s businesses is delayed or unsuccessful or the combined company does not achieve the anticipated financial and strategic benefits of the merger as rapidly or to the extent anticipated by stock market analysts or stockholders, general market conditions, changes in business prospects and regulatory considerations or payment of $3.75 special dividend. Accordingly, stockholders cannot be sure of the market value of the Lance common stock that will be issued in the merger or the market value of the Lance common stock at any time after the merger.

The market price of Lance common stock may decline as a result of the sale of shares by former Snyder’s shareholders or current Lance stockholders.

Following the closing, Lance and Snyder’s estimate that Lance will issue approximately 32.7 million shares of Lance common stock to former Snyder’s shareholders in the merger. Upon the receipt of Lance common stock in the merger, former holders of Snyder’s securities may seek to sell their Lance common stock to, among other reasons, take advantage of the public trading market for Lance common stock that does not exist for Snyder’s common stock. Shares of Lance common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act, or the Exchange Act, except for shares of Lance common stock issued to any Snyder’s shareholders who may be deemed to be an “affiliate” of Lance after the completion of the merger or shares of Lance common stock subject to the Snyder’s standstill agreement (as described elsewhere in this proxy statement/prospectus). Current Lance stockholders may also seek to sell Lance common stock following, or in anticipation of, consummation of the merger. These sales (or the perception that these sales may occur), coupled with the increase in the outstanding number of Lance common stock, may affect the market for, and the market price of, Lance’s common stock in an adverse manner.

Lance and/or Snyder’s may waive one or more of the conditions to the merger without resoliciting or seeking additional stockholder approval.

Each of the conditions to Lance’s and Snyder’s obligations to complete the merger may be waived, in whole or in part, to the extent permitted by applicable law, by the other party. The boards of directors of each of Lance and Snyder’s may evaluate the materiality of any such waiver to determine whether an amendment of this joint proxy statement/prospectus and resolicitation of proxies is necessary, or if stockholder approval has been received, whether further stockholder approval is necessary. Lance and Snyder’s do not presently expect any such waiver to be sufficiently significant as to require resolicitation or additional approval of stockholders. In the event that any such waiver is not determined to be significant enough to require resolicitation or additional approval of stockholders, the companies may complete the merger without seeking further stockholder approval

The announcement and pendency of the merger could have an adverse effect on Lance’s stock price and Lance’s or Snyder’s business, financial condition, results of operations or business prospects.

The announcement and pendency of the merger could disrupt Lance’s and/or Snyder’s businesses in the following ways, among others:

•	employees may experience uncertainty regarding their future roles with the combined company, which might adversely affect Lance’s and/or Snyder’s ability to retain, recruit and motivate key personnel;

•	the attention of Lance and/or Snyder’s management may be directed toward the completion of the merger and transaction-related considerations and may be diverted from the day-to-day business operations of their respective companies, and matters related to the merger may require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to Lance or Snyder’s; and

•	vendors, suppliers, retailers, distributers and other third parties with business relationships with Lance or Snyder’s may seek to terminate and/or renegotiate their relationships with Lance or Snyder’s as a result of the merger, whether pursuant to the terms of their existing agreements with Lance and/or Snyder’s or otherwise.

Any of these matters could adversely affect the stock price of Lance, or harm the financial condition, results of operations or business prospects of, Lance and/or Snyder’s.

Some of the directors and executive officers of Lance and Snyder’s have interests in seeing the merger completed that are different from, or in addition to, those of the other Lance and Snyder’s shareholders. Therefore, some of the directors and executive officers of Lance may have a conflict of interest in recommending that Lance stockholders vote to approve the share issuance proposal and some of the directors and executive officers of Snyder’s may have a conflict of interest in recommending that Snyder’s shareholders vote to approve the merger proposal.

Some of the directors and executive officers of Lance and Snyder’s have arrangements that provide them with interests in the merger that are different from, or in addition to, those of the stockholders of Lance and Snyder’s. These interests include, among others, ownership interests in the combined company, continued service as a director or an executive officer of the combined company, payments and equity grants, and the accelerated vesting of certain equity awards, incentive plan payments, and/or certain severance benefits, in connection with the merger. These interests, among others, may influence the directors and executive officers of Lance to support or approve the share issuance proposal and/or the directors and executive officers of Snyder’s to support or approve the merger proposal.

The merger agreement contains provisions that could discourage a potential acquirer that might be willing to acquire or merge with Snyder’s or Lance.

The merger agreement contains “non-solicitation” provisions that restrict Lance’s and Snyder’s ability to, among other things:

•	solicit or engage in any negotiations relating to a competing transaction (as described below under the section entitled “The Merger Agreement — No Solicitations” beginning on page 85);

•	enter into any agreement that is reasonably likely to lead to a competing transaction; and

•	resolve, propose or agree to do any of the above.

The merger agreement does not, however, prohibit Lance from considering an unsolicited, bona fide written alternative acquisition proposal from a third party if specified conditions are met.

Further, each of Lance and Snyder’s has agreed that its directors will not, among other things, withdraw (or modify in any manner adverse to the other party) the approval, recommendation or declaration of advisability of the merger agreement and the merger, adopt or otherwise declare advisable the adoption of an alternative acquisition proposal, or resolve, propose or agree to take any of such actions. However, at any time before obtaining approval by Lance stockholders of the share issuance proposal, the Lance board of directors may resolve, propose or agree to do any of the above if it determines in good faith (after consulting with outside counsel) that the failure to do so would result in a breach of its fiduciary duties under applicable law. Likewise, at any time before obtaining approval by Snyder’s shareholders of the merger agreement, the Snyder’s board of directors may resolve, propose or agree to do any of the above if it determines in good faith (after consulting with outside counsel) that the failure to do so would result in a breach of its fiduciary duties under applicable law. For further discussion of the prohibition on solicitation of acquisition proposals from third parties, see “The Merger Agreement — No Solicitations” beginning on page 86.

If the merger agreement is terminated under certain circumstances discussed more fully in “The Merger Agreement — Effect of Termination; Termination Fees and Expenses” beginning on page 92, Snyder’s or Lance, as the case may be, could be obligated to pay the other party a $25 million termination fee. Payment of the termination fee could materially adversely affect such company’s results of operations or financial condition. Each of Lance’s and Snyder’s board of directors has adopted resolutions approving the merger agreement and the merger. Snyder’s further agreed to use all reasonable best efforts to (1) recommend to its stockholders that they adopt the merger agreement and (2) obtain from its stockholders the approval of a proposal to adopt the merger agreement. Similarly, Lance agreed to use all reasonable best efforts to (1) recommend to its stockholders that they approve the issuance of Lance common stock in connection with the merger, (2) include the recommendation in this joint proxy/prospectus, and (3) obtain from its stockholders a vote approving the share issuance.

These provisions could discourage other potential acquirers of either company even if those parties might be willing to offer a greater amount of consideration than that proposed to be paid in the merger, or may result in a potential competing acquirer proposing to pay a lower per share price than it may otherwise have proposed to pay because of the added expense of the termination fee.

Failure to complete the merger may negatively impact Lance’s stock price and Lance’s and Snyder’s respective financial results.

The merger is subject to a number of closing conditions and there can be no assurance that the conditions to the completion of the merger will be satisfied. Also, the merger agreement may be terminated by one or more of the parties under certain circumstances. See “The Merger Agreement — Termination of the Merger Agreement” beginning on page 92 for a complete description of the circumstances under which the merger agreement can be terminated. If the merger is not completed, Lance and Snyder’s will be subject to several risks, as applicable, including:

•	the current market price of the Lance’s common stock may reflect a market assumption that the merger will occur and a failure to complete the merger could result in a negative perception of Lance by equity investors and a resulting decline in the market price of Lance’s common stock;

•	Lance or Snyder’s may be required to pay a termination fee of $25 million if the merger agreement is terminated under certain circumstances;

•	Lance and Snyder’s are expected to incur substantial transaction costs in connection with the merger; and

•	neither Lance nor Snyder’s would realize any of the anticipated benefits of having completed the merger.

If the merger is not completed, these risks may materialize and materially adversely affect Lance’s stock price and either or both companies’ respective businesses, financial results and financial condition.

The completion of the merger will require Lance to obtain a waiver under or refinance its existing credit facilities.

Completion of the merger is restricted by Lance’s current credit facilities. As such, prior to or in connection with closing the merger, Lance intends to refinance some or all of its bank indebtedness. Lance plans to fund the special cash dividend, as well as other operating expenses and transaction costs, with available cash and expected proceeds from a new credit facility that Lance expects to negotiate and enter into prior to the closing. Lance has entered into a financing commitment letter with several banks for the new credit facility, however, their obligations under the letter are contingent on the satisfaction of certain conditions as further described under “The Merger — Financing Commitment Letter” beginning on page 68. If the expected sources of cash are unavailable, unattractive or inadequate, Lance may be forced to raise funds in alternative manners, which may be more costly or unavailable. Completion of the merger is not conditioned on completing any financing transactions.

Two lawsuits have been filed against Lance and Snyder’s challenging the merger and an adverse ruling in either lawsuit may prevent the merger from being completed.

Lance, members of the Lance board of directors and Snyder’s were named as defendants in two purported class actions brought by Lance stockholders challenging the proposed merger and seeking, among other things, to enjoin the defendants from completing the merger on the agreed-upon terms. See “The Merger — Litigation Related to the Merger” beginning on page 73 for more information about the lawsuits. One of the conditions to the closing of the merger is that no judgment, injunction, order or other legal restraint or prohibition shall be in effect that prevents the completion of the merger. As such, if the plaintiffs are successful in obtaining an injunction prohibiting the defendants from completing the merger in either lawsuit, then such injunction may prevent the merger from becoming effective, or from becoming effective within the expected time frame.

Risks Related to the Combined Company if the Merger Is Completed

If the merger is completed, Lance and Snyder’s will operate as a combined company in a competitive market environment that is difficult to predict and involves significant risks, many of which will be beyond the control of the combined company. In determining whether you should vote to approve the share issuance proposal, in the case of Lance stockholders, or the merger proposal, in the case of Snyder’s shareholders, you should carefully read and consider the following risk factors. If any of the events, contingencies, circumstances or conditions described in the following risks actually occurs, the combined company’s business, financial condition or results of operations could be adversely affected.

The combined company may not fully realize the anticipated synergies and related benefits of the merger or do so within the anticipated time frame.

Currently, Lance and Snyder’s operate as two independent companies. Achieving the anticipated benefits of the merger will depend in large part upon how successfully the two companies are able to integrate their businesses in an efficient and effective manner. Due to legal restrictions, Lance and Snyder’s have been able to conduct only limited planning regarding the integration of the two companies after the completion of the merger and have not yet determined the exact nature of how the businesses and operations of the two companies will be combined thereafter. The actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized in whole or in part. The companies may not be able to accomplish the integration process smoothly, successfully or on a timely basis. The companies may have to address potential differences in business backgrounds, corporate cultures and management philosophies to accomplish successful integration. Employee uncertainty during the integration process may also disrupt the business of the combined company. Regulatory agencies may impose terms and conditions on their approvals that would adversely impact the ability of the combined company to realize the synergies that are projected to occur in connection with the merger. Any inability of management to successfully and timely integrate the operations of the two companies could have an adverse effect on the business, results of operations and the stock price of the combined company. Even if Lance and Snyder’s are able to integrate their business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, cost savings, growth and operational efficiencies that may be possible from this integration, or that these benefits will be achieved within a reasonable period of time.

The price of the combined company’s common stock after the merger may be affected by factors different from those affecting the price of Lance common stock or the value of Snyder’s common stock before the merger.

Following the completion of the merger, holders of Lance common stock prior to the merger will own shares in the combined company that includes the operations of Snyder’s, and the former stockholders of Snyder’s will own shares in the combined company that includes the operations of Lance. As the businesses of Lance and Snyder’s are different, the results of operations as well as the price of Lance common stock following the merger may be affected by factors different from those factors affecting Lance or Snyder’s as independent stand alone entities. For a discussion of Lance’s business and certain risk factors to consider in connection with its business, see “Risk Factors” in Lance’s annual report on Form 10-K for the year ended December 26, 2009 and the other documents incorporated by reference into this joint proxy statement/prospectus. For a discussion of Snyder’s business and certain risk factors to consider in connection with its business, see “Risk Factors — Risks Related to Snyder’s Business Prior to Completion of the Merger” beginning on page 28.

The merger is subject to the receipt of consents, approvals and non-objections from antitrust regulators, which may impose conditions on, jeopardize or delay the completion of the merger, result in additional expenditures of money and resources or reduce the anticipated benefits of the merger; alternatively, antitrust regulators may preclude the completion of the merger altogether.

The completion of the merger is conditioned upon filings with, and the receipt of required consents, orders, approvals, non-objections or clearances from antitrust regulators, including the Federal Trade Commission and Antitrust Division of the U.S. Department of Justice under the HSR Act. Lance and Snyder’s intend to pursue these consents, orders, approvals, non-objections and clearances in accordance with the merger agreement. There can be no assurance, however, that these consents, orders, approvals, non-objections and clearances will be obtained or, if they are obtained, that they will not impose conditions on, or require divestitures relating to, the divisions, operations or assets of Lance or Snyder’s. These conditions or divestitures may jeopardize or delay the completion of the merger, result in additional expenditures of money and resources or reduce the anticipated benefits of the merger. Additionally, if the Federal Trade Commission or the Antitrust Division of the U.S. Department of Justice challenges the completion of the merger, Lance’s stock price and both companies’ respective businesses, financial results and financial condition could be material adversely affected.

The issuance of shares of Lance common stock to Snyder’s shareholders in the merger will substantially dilute the ownership of current Lance stockholders, and certain other factors may affect the relative percentage ownership of individual Lance and Snyder’s shareholders in the combined company.

If the merger is completed, Lance expects to issue approximately 35.9 million shares of Lance common stock in connection with the merger, including common stock issuable pursuant to outstanding Snyder’s options. Pursuant to the terms of the merger agreement, Snyder’s shareholders immediately prior to the merger are expected to own, in the aggregate, 50.1% of the voting power of the basic equity interests of the combined company immediately after the completion of the merger, which voting equity interests are expected to consist solely of Lance common stock. Accordingly, the issuance of shares of Lance common stock to Snyder’s shareholders in the merger will reduce the relative voting power of each share of Lance common stock outstanding prior to the merger and the aggregate relative voting power of all Lance stockholders immediately prior to the merger.

Certain Snyder’s shareholders may have significant influence over the combined company and the expiration of the standstill agreement entered into with these shareholders in connection with the merger could cause the market price of the combined company’s common stock to decline.

Following the merger, it is anticipated that Michael A. Warehime will beneficially own approximately 16.7% and his spouse, Patricia A. Warehime, will beneficially own approximately 1.8% of the outstanding common stock of the combined company. The aggregate beneficial ownership interest of Michael A. Warehime and Patricia A. Warehime, who are referred to as the Warehimes, will be approximately 18.4% of the outstanding common stock of the combined company following the merger; however, each of the Warehimes disclaims beneficial ownership of shares beneficially owned by the other. Mr. and Mrs. Warehime will each serve as a director of the combined company, with Mr. Warehime serving as the Chairman of the combined company. As a result, and subject to the terms of a standstill agreement with the Warehimes, which is described below, the Warehimes may be able to exercise significant influence over the combined company and certain matters requiring approval of its stockholders, including the approval of significant corporate transactions, such as a merger or other sale of the combined company or its assets. This could limit the ability of other stockholders of the combined company to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control of the combined company. In addition, the Warehimes may have actual or potential interests that diverge from the interests of the other stockholders of the combined company. The securities markets may also react unfavorably to the Warehimes’ ability to influence certain matters involving the combined company, which could have a negative impact on the trading price of the combined company’s common stock.

As a condition to Lance’s execution of the merger agreement, the Warehimes entered into a standstill agreement. The standstill agreement generally provides that, from the date of signing the merger agreement until the third anniversary of the merger, the Warehimes will not (i) acquire any additional shares of the combined company’s common stock , except upon the exercise of stock options, directly from a family member or upon dividend reinvestments; (ii) sell or transfer any of their shares of the combined company’s stock, except to the same extent and in the same manner as an “affiliate” (as defined in Rule 144 of the Securities Act) of Lance would be permitted to transfer such shares pursuant to Rule 144, or to a family member for estate planning purposes; or (iii) take any action contrary to maintaining certain aspects of the proposed governance structure for the combined company through 2012, including plans for the reduction of the total number of directors over time and the re-election of the Lance directors eligible for re-election in 2011 and 2012. The standstill agreement further provides that at no time may the Warehimes’ aggregate beneficial ownership exceed 30% of the issued and outstanding shares of the combined company’s common stock.

Upon the expiration of the standstill agreement, all of the Warehimes’ shares will be available for sale in the public market, subject (to the extent the Warehimes remain affiliates of the combined company) to volume, manner of sale and other limitations under Rule 144, and there will be no restrictions on the Warehimes’ ability to acquire additional shares of the combined company’s stock or influence the governance structure of the combined company. As such, upon expiration of the standstill agreement, the Warehimes may have the ability to obtain or exercise increased control of the combined company. In addition, sales by the Warehimes of their shares into the public market after the standstill agreement expires, or the perception that such sales could occur, could cause the market price of the combined company’s common stock to decline

The merger will result in changes to the Lance board of directors and management that may affect the combined company’s strategy.

If the parties complete the merger, the composition of the Lance board of directors and management team will change in accordance with the merger agreement with the combined company’s board of directors consisting of 14 members drawn from the existing boards of both companies. The board will be comprised of seven directors of the current Lance board of directors and seven directors of the current Snyder’s board of directors. Following completion of the merger, the combined company will have a Chairman of the Board of directors that is different than the current chairman of the board of directors of Lance. The combined company’s management is expected to include members of the existing Lance and Snyder’s management teams. This new composition of the board of directors and management may affect the business strategy and operating decisions of the combined company upon the completion of the merger. In addition, the composition of the board of directors and management as contemplated by the merger agreement may change following the merger.

The loss of key personnel could have a material adverse effect on the combined company’s financial condition, results of operations and growth prospects.

The success of the merger will depend in part on the combined company’s ability to retain key Lance and Snyder’s employees who continue employment with the combined company after the merger. It is possible that these employees might decide not to remain with the combined company after the merger is completed. If these key employees terminate their employment, the combined company’s sales, marketing or development activities might be adversely affected, management’s attention might be diverted from successfully integrating Lance’s and Snyder’s operations to recruiting suitable replacements and the combined company’s financial condition, results of operation and growth prospects could be adversely affected. In addition, the combined company might not be able to locate suitable replacements for any such key employees who leave the combined company or offer employment to potential replacements on reasonable terms.

If Lance or Snyder’s existing contractual arrangements are terminated or dishonored, the anticipated benefits to the combined company’s business and results of operations may be significantly diminished.

In analyzing the value of the other party’s business, each of Lance and Snyder’s ascribed a significant value to the continued effectiveness of a number of the other party’s existing contractual arrangements. If the benefits from these arrangements are less than expected, including as a result of these arrangements being terminated, determined to be unenforceable, in whole or in part, or the counterparty to such arrangements failing to satisfy their obligations thereunder, the benefits of the transactions to the combined company may be significantly less than anticipated.

Turbulence in the U.S. and global economies and the financial markets may lead to a decrease in discretionary consumer spending and could adversely impact the combined company’s business and results of operations.

Recent global market and economic conditions have been unprecedented and challenging with tighter credit conditions and recent recessions in most major economies. Continued concerns about the systemic impact of potential long-term and widespread recession, energy costs, geopolitical issues, the availability and cost of credit and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for western and emerging economies. Added concerns fueled by the U.S. government conservatorship of the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association, the declared bankruptcy of Lehman Brothers Holdings Inc., the U.S. government financial assistance to various financial institutions and other federal government interventions in the U.S. financial system led to increased market uncertainty and instability in both U.S. and international capital and credit markets. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have contributed to volatility of unprecedented levels.

As a result of these market conditions, the cost and availability of credit have been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide credit to businesses and consumers. This turbulence in the U.S. and international markets and economies may lead to reduced consumer confidence and a decrease in spending in the snack food industry. The combined company’s business depends significantly on discretionary consumer and corporate spending. Economic conditions affecting disposable consumer income such as employment, fuel prices, interest and tax rates and inflation may significantly impact the operating results of the combined company. Business conditions, as well as various industry conditions can also significantly impact the combined company’s operating results. Any material decline in the amount of discretionary spending could hurt the combined company’s revenues, results of operations, business and financial condition. Continued turbulence in the U.S. and international markets and economies and prolonged declines in consumer spending may adversely affect the combined company’s liquidity and financial condition, and the liquidity and financial condition of its clients and customers, including its ability to refinance maturing liabilities and access the capital markets to meet liquidity needs. There can be no assurances that government responses to the disruptions in the financial markets will restore consumer confidence, stabilize the markets or increase liquidity and the availability of credit.

Future results of the combined company may differ materially from the unaudited pro forma financial statements presented in this joint proxy statement/prospectus and the financial forecasts prepared by Lance and Snyder’s in connection with discussions concerning the merger.

The future results of the combined company may be materially different from those shown in the unaudited pro forma financial statements presented in this joint proxy statement/prospectus — which show only a combination of the historical results of Lance and Snyder’s — and the financial forecasts prepared by Lance and Snyder’s in connection with discussions concerning the merger. Lance expects to incur significant costs associated with the completion of the merger and combining the operations of the two companies, the exact magnitude of which is not yet known. Furthermore, these costs may decrease the capital that the combined company could use for revenue-generating investments in the future.

If the combined company fails to maintain proper and effective internal controls, its ability to produce accurate financial statements could be impaired, which could adversely affect its operating results, its ability to operate its business and investors’ views of the combined company.

Ensuring that the combined company has adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Snyder’s has begun the process of evaluating its internal controls and procedures in connection with Section 404 of the Sarbanes-Oxley Act, but its internal controls and procedures are not expected to be fully compliant with Section 404 of the Sarbanes-Oxley Act at the time of the merger. Implementing appropriate changes to the internal controls of the combined company may take a significant period of time to complete, may distract directors, officers and employees, and may entail substantial costs in order to modify existing accounting systems. Further, the combined company may encounter difficulties assimilating or integrating the internal controls, disclosure controls and information technology infrastructure of Lance and Snyder’s. The combined company’s efforts to assimilate and integrate the internal controls of Lance and Snyder’s may not be effective in maintaining the adequacy of internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase the combined company’s operating costs and could materially impair its ability to operate its business. In addition, investors’ perceptions that the combined company’s internal controls are inadequate or that it is unable to produce accurate financial statements may adversely affect its stock price.

Currently pending or future litigation or governmental proceedings could result in material adverse consequences, including injunctions, judgments or settlements.

Lance and Snyder’s are and from time to time become involved in lawsuits, regulatory inquiries and governmental and other legal proceedings arising out of the ordinary course of their businesses. Many of these matters raise difficult and complicated factual and legal issues and are subject to uncertainties and complexities. The timing of the final resolutions to these types of matters is often uncertain. Additionally, the possible outcomes or resolutions to these matters could include adverse judgments or settlements, either of which could require substantial payments, adversely affecting the combined company’s results of operations and liquidity.

The shares of Lance common stock to be received by Snyder’s shareholders as a result of the merger will have different rights from the shares of Snyder’s common stock.

Upon completion of the merger, Snyder’s shareholders will become stockholders of the combined company, and their rights as stockholders will be governed by Lance’s restated articles of incorporation and bylaws and the NCBCA. The rights associated with Snyder’s common stock are different from the rights associated with Lance common stock. For a discussion of these different rights, see “Comparison of Rights of Lance Stockholders and Snyder’s Shareholders” beginning on page 192.

The combined company may require additional capital in the future, which may not be available to it on satisfactory terms, if at all.

The combined company will require liquidity to fund its operating expenses and interest on its debt. To the extent that the funds generated by the combined company’s ongoing operations are insufficient to cover its liquidity requirements, it may need to raise additional funds through financings. If the combined company cannot obtain adequate capital or sources of credit on favorable terms, or at all, its business, operating results and financial condition could be adversely affected.

Markets in the United States and elsewhere have recently experienced extreme volatility and disruption due in part to financial stresses affecting the liquidity of the banking system and the financial markets generally. These circumstances have reduced access to the public and private equity and debt markets. Any future equity or debt financing may not be available on terms that are favorable to the combined company, if at all. In addition, the combined company’s access to funds under existing credit facilities is dependent on the ability of the banks that are parties to the facilities to meet their funding commitments. Those banks may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time.

Risks Related to Snyder’s Business Prior to Completion of the Merger

Any of the following risk factors could cause Snyder’s actual results to differ materially from historical results or anticipated results. These risks and uncertainties are not the only ones Snyder’s faces, but represent the risks that Snyder’s believes are material. However, there may be additional risks that Snyder’s currently considers not to be material or of which it is not currently aware, and any of these risks could cause Snyder’s actual results to differ materially from historical results or anticipated results. For purposes of the following risk factors, Snyder’s refers to Snyder’s and all of its subsidiaries.

The food industry in which Snyder’s operates is highly competitive.

Snyder’s results of operations and financial conditions may be adversely affected by price competition and industry consolidation. The sales of most of Snyder’s products are subject to significant competition primarily through discounting and other price cutting techniques by competitors, some of whom are significantly larger and have greater resources than does Snyder’s. In addition, there is a continuing consolidation by the major companies in the food industry, which could increase competition. Significant competition increases the possibility that Snyder’s could lose one or more major customers, lose existing product offerings at customer locations, lose market share and/or shelf space, increase expenditures or reduce selling prices, which could have an adverse impact on its business or results of operations.

Sales price increases initiated by Snyder’s may negatively impact total revenue. Future price increases, such as those to offset increased ingredient costs, may reduce Snyder’s overall sales volume, which could reduce total revenues and operating profit. Additionally, if market prices for certain ingredients decline significantly below its contracted prices, customer pressure to reduce prices could lower total revenues and operating profit.

Demand for Snyder’s products may be adversely affected by changes in consumer preferences and tastes or if Snyder’s is unable to innovate or market its products effectively.

Snyder’s is a consumer products company operating in highly competitive markets and relies on continued demand for its products. To generate revenues and profits, Snyder’s must sell products that appeal to its customers and to consumers. Any significant changes in consumer preferences or any inability on Snyder’s part to anticipate or react to such changes could result in reduced demand for its products and erosion of its competitive and financial position. Snyder’s success depends on its ability to respond to consumer trends, including concerns of consumers regarding health and wellness, obesity, product attributes and ingredients. In addition, changes in product category consumption or consumer demographics could result in reduced demand for its products. Consumer preferences may shift due to a variety of factors, including the aging of the general population, changes in social trends, changes in travel, vacation or leisure activity patterns, weather, or negative publicity resulting from regulatory action or litigation against companies in Snyder’s industry. Any of these changes may reduce consumers’ willingness to purchase Snyder’s products.

Shifts in consumer spending could result in increased pressure from competitors or customers or independent operators to reduce the prices of some of Snyder’s products and/or limit its ability to increase or maintain prices, which could lower Snyder’s overall revenues and profitability.

Snyder’s continued success is also dependent on its product innovation, including maintaining a robust pipeline of new products, and the effectiveness of its advertising campaigns, marketing programs and product packaging. Although Snyder’s devotes significant resources to meet this goal, there can be no assurance as to its continued ability either to develop and launch successful new products or variants of existing products, or to effectively execute advertising campaigns and marketing programs. In addition, both the launch and ongoing success of new products and advertising campaigns are inherently uncertain, especially as to their appeal to consumers. Snyder’s failure to successfully launch new products could decrease demand for its existing products by negatively affecting consumer perception of existing brands, as well as result in inventory write-offs and other costs.

Snyder’s Direct Store Delivery (DSD) system primarily relies on independent operators; such reliance could affect its ability to efficiently and profitably distribute and market products, maintain its existing markets and expand its business into other geographic markets.

Snyder’s primarily relies on independent operators for the sale and distribution of its manufactured products and the products of other manufacturers for whom it provides distribution. Snyder’s sells these products through its DSD network covering 40 states in the U.S. and the District of Columbia.

Independent operators often must make a commitment of capital or obtain financing to purchase their trucks, equipment and routes to conduct their business. Some financing arrangements made available to independent operators require Snyder’s to repurchase an independent operator’s truck, equipment and/or route at market value if the operator defaults on its loan. As a result, any downturn in an independent operator’s business that affects the operator’s ability to pay Snyder’s for products or the lender financing the operator’s truck or route could harm Snyder’s financial condition. Historically, Snyder’s has not experienced any material bad debt associated with the financing arrangements, but such problems may arise in the future. The failure of any of Snyder’s independent operators to make timely payments could require Snyder’s to write off accounts receivable or increase provisions made against its accounts receivables, either of which could adversely affect its financial condition.

Snyder’s ability to maintain its DSD network and attract additional independent operators and distributors will depend on a number of factors, many of which are outside of its control. Some of these factors include: (i) the level of demand for the brands and products which Snyder’s has available in a particular distribution area; (ii) its ability to price its products at levels competitive with those offered by competing products; and (iii) its ability to deliver products in the quantity and at the time ordered by independent operators and customers. There can be no assurance that Snyder’s will be able to meet all or any of these factors in any of its current or prospective geographic areas of distribution. To the extent that any of these factors have a material adverse effect on Snyder’s relationships with independent operators in a particular geographic area and, thus, limit its ability to maintain and expand the sales market, its revenues and financial results may be adversely impacted.

Identifying new independent operators or distributors could be time-consuming and any resulting delay may be disruptive and costly to Snyder’s business. There is also no assurance that Snyder’s will be able to maintain its current distribution relationships or establish and maintain successful relationships with independent operators in new geographic distribution areas. Moreover, there is the additional possibility that Snyder’s will have to incur significant expenses to attract and maintain independent operators in one or more of Snyder’s geographic distribution areas in order to profitably expand its geographic markets. The occurrence of any of these factors could result in a significant decrease in the sales volume of Snyder’s products and the products which it distributes for others and therefore, materially harm Snyder’s financial condition and results of operations.

The nature of the relationships with the independent operators is the subject of an ongoing class-action litigation in which independent operators, through certain named plaintiffs, have alleged that they are employees and have sought, among other things, back-pay, employment benefits and other payments. Snyder’s has reached a settlement with the class and is awaiting final approval of the settlement by the court. As, however, the settlement is only for a certain period, Snyder’s may be subject to similar lawsuits from independent operators in the future.

Any disruption in Snyder’s ability to manufacture the products that it sells or distributes in its extensive nationwide distribution network could have an adverse impact on its financial performance.

Snyder’s ability to purchase, manufacture and distribute products is critical to its success. Damage or disruption to Snyder’s manufacturing or distribution facilities or the equipment of its independent operators, or the supply and delivery of raw materials, packaging, fuel or labor, could impair its ability to conduct its business. Examples include, but are not limited to, weather, natural disasters, fires, terrorism, pandemics, and strikes. Snyder’s has manufacturing and storage facilities and distribution routes located in areas prone to tornadoes, hurricanes and floods. Any business disruption due to natural disasters or catastrophic events in these areas could adversely impact Snyder’s financial performance if not adequately mitigated.

Also, Snyder’s increasingly relies on information technology systems to conduct its business. These systems may experience damage, failures, interruptions, errors, inefficiencies, attacks, or suffer from fires or natural disasters, any of which could have a material adverse effect on Snyder’s business if not adequately mitigated by its security measures and disaster recovery plans.

Snyder’s profitability could be adversely impacted by increases or volatility in the cost or availability of raw materials and packaging, fuel and skilled labor.

While Snyder’s often obtains substantial commitments for future delivery of certain raw materials and may engage in limited hedging to reduce the price risk of these raw materials, continuing long-term increases in the costs of raw materials and packaging, including cost increases due to the tightening of supply, could adversely affect its profitability.

Increases or volatility in the costs of gasoline, diesel fuel and natural gas could have direct and indirect adverse effects on Snyder’s operations. Snyder’s manufacturing operations depend on natural gas, and its distribution operation depends on gasoline and diesel fuel. While Snyder’s may enter into forward purchase contracts to reduce the price risk associated with some of these costs, continuing long-term changes in the cost or availability of gasoline, diesel fuel and natural gas could have a direct adverse impact on its financial performance. In addition, increases or volatility in the cost of gasoline or diesel fuel could adversely affect Snyder’s independent operators and distributors. Should independent operators or distributors respond to such increases or volatility by reducing the frequency of deliveries per store or reducing the number of stores to which they deliver, they would likely reduce the product amounts that they purchase from Snyder’s. Such reduced demand for products could have an adverse effect on Snyder’s financial performance. Moreover, if increases or volatility in fuel costs drove any independent operators or distributors out of business, Snyder’s would have to locate new operators or distributors to replace them, which could be time-consuming and any resulting delay could be disruptive and costly to Snyder’s business.

To continue its growth, Snyder’s must hire, retain and develop a highly skilled workforce and talented management team. Any unplanned turnover or its failure to develop an adequate succession plan for current positions could erode its competitiveness. In addition, Snyder’s operating results could be adversely affected by increased costs due to increased competition for employees, higher employee turnover or increased employee benefit costs.

Snyder’s operations are subject to the general risks of the food industry.

The food industry is subject to risks posed by food spoilage and contamination, product tampering, mislabeling and misbranding, product recall, and consumer product liability claims. Snyder’s operations could be impacted by both genuine and fictitious claims regarding its and competitors’ products. In the event of product adulteration, misbranding, mislabeling, contamination or tampering, Snyder’s may need to recall some of its products. A widespread product recall could result in significant loss due to the cost of conducting a product recall, including destruction of inventory and the loss of sales resulting from the unavailability of product for a period of time. Snyder’s could also suffer losses from a significant product liability judgment against it. Either a significant product recall or a product liability judgment, involving either Snyder’s or its competitors, could also result in a loss of consumer confidence in Snyder’s food products or the food category, and an actual or perceived loss of value of its brands, materially impacting consumer demand.

New regulations or legislation could adversely affect Snyder’s business.

Food production and marketing are highly regulated by a variety of governmental agencies. New or increased government regulation of the food industry, including areas related to production processes, product quality, packaging, labeling, marketing, storage and distribution, and labor unions could adversely impact Snyder’s results of operations by increasing production costs or restricting Snyder’s methods of operation and distribution. These regulations may address food industry or societal factors, such as obesity, nutritional concerns and diet trends. Additionally, Snyder’s has increased advertising for its products and could be the target of claims relating to alleged false or deceptive advertising practices that may restrict Snyder’s right to advertise its products.

The loss of any of Snyder’s largest customers could impact its revenues and profitability.

While none of Snyder’s direct customers account for greater than 5% of its net revenue, Snyder’s does sell to many independent distributors who in turn sell to retailers with whom Snyder’s holds the product authorization. The ultimate sale of product to these large retail customers from the independent distributors drives a significant portion of Snyder’s net revenue. The loss of one or more of these large retailers as a customer or the loss of the authorization to sell to one of these retailers could adversely affect Snyder’s results of operations. These retail customers typically make purchase decisions based on a combination of price, product quality, consumer demand and customer service performance and generally do not enter into long-term contracts. In addition, these significant retail customers may re-evaluate or refine their business practices related to inventories, product displays, logistics or other aspects of the customer-supplier relationship.

Snyder’s results of operations could be adversely affected if revenue from one or more of these retail customers is significantly reduced or if the cost of complying with customers’ demands is significant. If receivables from one or more of these customers become uncollectible, Snyder’s results of operations may be adversely impacted.

Snyder’s success depends on the continued protection of its trademarks and other proprietary intellectual property rights.

Snyder’s numerous trademarks and other intellectual property rights are important to its success and competitive position, and the loss of or inability to enforce trademark and other proprietary intellectual property rights could harm its business. Snyder’s devotes substantial resources to the establishment and protection of its trademark and other proprietary intellectual property rights on a worldwide basis. Its efforts to establish and protect its trademark and other proprietary intellectual property rights may not be adequate to prevent imitation of its products by others or to prevent others from seeking to block sales of its products. In addition, the laws and enforcement mechanisms of some foreign countries may not allow Snyder’s to protect its proprietary rights to the same extent as it is able to in the United States and other countries.

Consumers may shift purchases to lower-priced private label or other value offerings during economic downturns, which may adversely affect Snyder’s results of operations.

During economic downturns, consumers may be less willing or able to pay a price differential for Snyder’s branded products, and may increasingly purchase more lower-priced offerings and may forego some purchases altogether. Retailers may also increase levels of promotional activity for lower-priced or value offerings as they seek to maintain sales volumes during times of economic uncertainty. Accordingly, economic downturns could reduce sales volumes of Snyder’s branded products or lead to a shift in sales mix toward its lower margin offerings, which could have an adverse effect on its results of operations.

Strategic acquisitions or joint ventures that Snyder’s may pursue could adversely affect its financial performance.

Snyder’s business plan includes various strategic initiatives, including potential acquisitions, aimed at growing its business. If it is unsuccessful due to its execution, unplanned events, change management or unfavorable market conditions, its financial performance could be adversely affected. If Snyder’s pursues strategic acquisitions, divestitures, or joint ventures, it may incur significant costs and may not be able to consummate the transactions. Snyder’s may also be unsuccessful at integrating acquired businesses.

Future acquisitions could also result in potentially dilutive issuances of equity securities or the incurrence of debt, which could adversely affect Snyder’s results of operations and financial condition. In the event Snyder’s enters into strategic transactions or relationships, its financial results may differ from expectations. Snyder’s may not be able to achieve expected returns and other benefits as a result of integration or divestiture challenges not adequately considered at the time of the transaction.

Snyder’s efforts to manage its interest rate risk and commodity and other price volatility through derivative instruments could adversely affect its results of operations and financial condition.

Variable interest rates on various term loans expose Snyder’s to interest rate volatility. While Snyder’s mitigates a portion of this volatility by entering into interest rate swap agreements, those agreements could lock its interest rates above the market rates.

Snyder’s also uses derivative instruments, primarily commodity futures, to reduce the price volatility associated with anticipated commodity purchases. The extent of its derivative position at any given time depends on its assessment of the markets for these commodities. If it fails to take a derivative position and costs subsequently increase, or if it institutes a position and costs subsequently decrease, its costs may be greater than anticipated and financial results could be adversely affected. In addition, its liquidity may be adversely impacted by the cash margin requirements of the commodities exchanges or the failure of a counterparty to perform in accordance with a contract.

Snyder’s sales to international customers could be adversely affected as a result of unstable political conditions, civil unrest or other developments or the inability to grow its business in developing and emerging markets.

Snyder’s sells and markets its products outside of the United States. Unstable political conditions, civil unrest or other developments and risks in the countries where Snyder’s sells or expects to sell could also have an adverse impact on its business results or financial condition. Factors that could adversely affect its business results in these countries include import and export restrictions; foreign ownership restrictions; nationalization of its assets; regulations on the repatriation of funds; and currency hyperinflation or devaluation. In addition, disruption in these markets due to political instability or civil unrest could result in a decline in consumer purchasing power, thereby reducing demand for its products.

Snyder’s believes that its businesses in developing and emerging markets present an important future growth opportunity for it. If Snyder’s is unable to expand its businesses in emerging and developing markets for any of the reasons described above, as a result of increased competition in these countries from multinationals or local competitors, or for any other reason, Snyder’s growth rate could be adversely affected.

THE MERGER

The following is a discussion of the merger between Lance and Snyder’s. You are urged to read carefully the merger agreement in its entirety, a copy of which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein.

Background of the Merger

Lance and Snyder’s operate in a highly competitive food industry, in which sales of most of their respective products are subject to significant competition through discounting and price cutting by significantly larger competitors with greater resources. In order to become stronger competitors in this industry, both Lance and Snyder’s have pursued independent growth strategies that include as a key element finding and executing strategic acquisitions and business arrangements to provide expanded distribution capabilities, a broader geographical sales footprint, greater scale and marketing impact and addition and expansion of brands and product offerings. Over the last several years, under the direction of their respective boards of directors and senior management, both Lance and Snyder’s have completed a series of acquisitions and routinely pursued and considered other potential transactions.

Lance and Snyder’s have had a business relationship since the 1990s when Snyder’s first began to distribute certain Lance products, including Cape Cod Potato Chips, in markets where Lance did not have its own direct store delivery operation. Accordingly, for over ten years, Snyder’s has distributed various Lance snack crackers and other products in a number of markets, including markets in New England, around the Great Lakes and west of the Rocky Mountains. This relationship has expanded as Lance has acquired additional branded products for Snyder’s to distribute in these markets, including Stella D’oro baked goods and Archway cookies. This longstanding business relationship and the underlying distribution arrangements led to the discussions that ultimately resulted in the definitive merger agreement.

On October 12, 2009, in the normal course of business, Carl E. Lee, Jr., Snyder’s President and Chief Executive Officer, asked David V. Singer, Lance’s President and Chief Executive Officer, to meet him later that year to review the companies’ distribution relationship. As a result of this conversation, the two executives scheduled an in-person meeting in December 2009, which meeting coincided with an existing trip Mr. Singer had planned to Pennsylvania.

On December 16, 2009, Mr. Lee and Mr. Singer met to discuss the companies’ existing distribution relationship. During this meeting, Mr. Lee and Mr. Singer reviewed Snyder’s performance as a distributor of Lance products. Additionally, Mr. Lee and Mr. Singer discussed the possibility of extending Snyder’s distribution relationship with Lance into a broader business relationship. This initial discussion focused on a potential joint venture and possible supply chain synergies. Mr. Lee and Mr. Singer agreed to continue this conversation regarding possible strategic options. They concluded the meeting without clear plans or next steps for future conversations on this matter.

During the period between December 16, 2009 and March 1, 2010, Mr. Lee and Mr. Singer exchanged telephone calls and emails for the purpose of scheduling a follow-up meeting, which resulted in a scheduled meeting for March 1, 2010. Limited conversations and no meetings took place between December 16, 2009 and March 1, 2010. Mr. Singer and Mr. Lee did not discuss the details of a business combination during this period; however, both affirmed the desire to explore possibilities for expanding the relationship strategically.

On March 1, 2010, Mr. Lee and Mr. Singer met in person in Harrisburg, Pennsylvania to further explore the possibility of expanding the business relationship between Lance and Snyder’s. During this meeting, the two executives exchanged ideas and identified potential opportunities, including the possibility of moving toward a more structured business combination discussion. Mr. Lee and Mr. Singer discussed several factors supporting a potential business combination, including that (i) each company has relative strengths, including Snyder’s position as a leading salty snack company with strong brand identity and nationwide direct store delivery capability, and Lance’s position as a strong cookie and cracker company with broad manufacturing capabilities, (ii) a business combination would provide diversification and form a stronger competitor against large multinational companies that dominate both categories with market share much greater than that of either Lance or Snyder’s, and (iii) synergies resulting from a business combination could potentially generate significant efficiencies and costs savings in direct store delivery, purchasing, logistics and administration. During this meeting, Mr. Lee and Mr. Singer discussed the timing of any potential transaction and the possibility of Michael A. Warehime, Chairman of Snyder’s board of directors and a principal stockholder of Snyder’s, serving as a board member of a combined company, with Mr. Singer serving as Chief Executive Officer and Mr. Lee serving as Chief Operating Officer. The two executives decided that it would be worthwhile to explore further the possibility of a business combination transaction between Lance and Snyder’s.

On or about March 2, 2010, Mr. Singer had discussions with W.J. Prezzano, Lance’s Chairman of the Board, and J.P. Bolduc, another independent director of Lance, to apprise them of the discussions with Mr. Lee. Later in March, in connection with discussions primarily related to Lance’s first quarter operating results, Mr. Singer had separate informal discussions with each of the other directors of Lance where he notified them of the preliminary discussions with Mr. Lee.

As a follow-up to the March 1 meeting, Mr. Singer telephoned Mr. Lee on March 5, 2010 to arrange a date for Mr. Lee to visit Lance’s operations in Charlotte, North Carolina. Over the course of the next several months, various representatives of Lance and Snyder’s senior management had numerous telephone calls and meetings to discuss the potential strategic and cultural alignment between the companies. For the most part, early discussions focused on operational capabilities and synergies. Later discussions in large part focused on corporate governance matters and the companies’ relative valuations.

On March 24, 2010, Snyder’s management spoke with representatives of Wells Fargo Securities, LLC, which is referred to as “Wells Fargo Securities,” regarding Snyder’s preliminary discussions with Lance about a proposed merger.

On April 9, 2010, Mr. Lee and Mr. Singer participated in a teleconference and subsequently exchanged e-mails with respect to a confidentiality and nondisclosure agreement to cover a possible exchange of information between the companies. They also discussed jointly engaging Wells Fargo Securities to assist with the proposed transaction. Both Lance and Snyder’s had an existing relationship with Wells Fargo Securities, each having worked with different investment bankers from Wells Fargo Securities on prior transactions. Given these existing relationships and Wells Fargo Securities’ familiarity with both companies, Lance and Snyder’s believed it would be efficient for Wells Fargo Securities to provide such assistance and thereafter jointly engaged Wells Fargo Securities. During the course of the transaction process, Wells Fargo Securities served primarily as a strategic advisor, assisting the respective managements and boards of directors of Lance and Snyder’s with the companies’ familiarization with one another and review of financial and strategic aspects of the transaction, including financial and qualitative matters considered in merger of equals transactions generally, and facilitating the exchange of financial and business information, and transaction discussions and negotiations, between the companies.

In April 2010, legal counsel for Lance and Snyder’s prepared and negotiated a reciprocal confidentiality and nondisclosure agreement to facilitate the exchange of confidential information and permit further discussion of a potential combination between the two companies. On April 13, 2010, Lance and Snyder’s entered into this confidentiality agreement.

On April 16 and April 19, 2010, Snyder’s management was provided with financial data of Lance and also reviewed Snyder’s financial information with representatives of Wells Fargo Securities. Mr. Lee and Mr. Singer arranged for a follow-up meeting in Charlotte, North Carolina.

On April 21, 2010, Mr. Lee and Mr. Singer met in Charlotte, North Carolina as planned. During this visit, Blake Thompson, Senior Vice President of Supply Chain of Lance, conducted a plant tour. During this tour, Messrs. Lee, Singer and Thompson discussed the manufacturing, operations and support for their respective direct store delivery businesses on a high-level. At a lunch meeting at Lance’s corporate headquarters, Mr. Lee of Snyder’s and Messrs. Singer and Thompson of Lance and Rick D. Puckett, Executive Vice President and Chief Financial Officer of Lance, Glenn A. Patcha, Vice President of Sales and Marketing of Lance, and Kevin A. Henry, Senior Vice President and Chief Human Resources Officer of Lance, shared information about their respective companies’ manufacturing, operational and financial results over the last five years. Furthermore, Mr. Singer reviewed more detailed financial information of Snyder’s provided by or on behalf of Snyder’s. Mr. Lee and Mr. Singer concluded that each would report to members of their respective boards of directors to share the information that each had obtained about the other company and seek support for continuing discussions on a proposed merger.

On May 4, 2010, at a regularly scheduled meeting of the Lance board of directors, Mr. Singer discussed with the Lance board of directors the business case and preliminary expectation of synergies from a proposed combination with Snyder’s. Mr. Singer reported that synergies would be expected on top line revenue expansion as well as from cost savings. Top line revenue expansion would be expected to come from introducing Lance products into new geographic territories that were currently being serviced by Snyder’s routes and introducing Snyder’s products into channels that were currently being serviced by Lance routes. Cost savings would be expected to result from certain consolidated administrative functions and from supply chain efficiencies gained from larger scale and volumes. In addition, cost savings and efficiencies would be expected from route consolidation across common geographic territories. At this meeting, the Lance board authorized continued negotiations with Snyder’s regarding a possible business combination transaction between Lance and Snyder’s.

Also on May 4, 2010, Mr. Lee and Charles E. Good, Snyder’s Chief Financial Officer, met with Mr. Warehime to discuss the events of the April 21, 2010 meeting with Lance senior management. After discussing a possible transaction structure, Mr. Warehime agreed that Mr. Lee should continue discussions with Lance.

On May 7, 2010, Mr. Lee telephoned Mr. Singer to advise him of Mr. Warehime’s support for continued discussions about a possible merger transaction. They scheduled a follow-up meeting in Charlotte on May 21, 2010 and considered who else should attend.

On or about May 11, 2010, Mr. Lee and Mr. Singer participated in a follow-up teleconference in which they agreed to include their respective chief financial officers at the May 21st meeting and representatives from Wells Fargo Securities. They also agreed that their respective management teams would make a presentation regarding their respective companies.

On May 20, 2010, Mr. Lee and Mr. Singer met for dinner in Charlotte, North Carolina to further discuss the possible merger. They reviewed the strategic reasons for combining the companies and the potential benefits to consumers and retailers. They also discussed the comparable business and reputations of the companies, their corporate cultures, expectations of their respective boards of directors and the combination of the two management teams.

On May 21, 2010, Messrs. Lee, Good, Singer and Puckett met in Charlotte, North Carolina. Representatives of Wells Fargo Securities also were in attendance. Mr. Lee and Mr. Singer made management presentations regarding Snyder’s and Lance, respectively. A potential timeline for a transaction and general valuation trends in the food and beverage sector also were discussed. At this meeting, Mr. Lee and Mr. Singer clarified that the principal terms of the merger transaction would be negotiated by them in their roles as chief executive officers of their respective companies.

On May 25, 2010, Mr. Singer provided information to the members of the Lance board of directors outlining the strategic framework for a possible business combination with Snyder’s and providing certain financial and background information regarding Snyder’s.

Also on May 25, 2010, Lance transmitted a draft letter of intent to Snyder’s outlining general proposed terms of the merger including that the consideration would be 100% Lance common stock; the executive officers of the combined company would be Mr. Singer, as Chief Executive Officer, Mr. Lee, as Chief Operating Officer; and Mr. Puckett, as Executive Vice President and Chief Financial Officer; the concept of Lance expanding the size of its board of directors; the name of the combined company would be changed to a name to be determined by the parties; and the corporate headquarters of the combined company would be located in Charlotte, North Carolina, with certain unspecified functions to be retained or moved to Hanover, Pennsylvania. The exchange ratio and specific financial terms were not specified in the draft letter of intent. Snyder’s consulted with its outside counsel, Eckert Seamans Cherin & Mellott, LLC, which is referred to as “Eckert Seamans,” with respect to the terms of the letter of intent.

On May 27, 2010, Mr. Lee and Mr. Singer met in Baltimore, Maryland to discuss the key terms and structure of a possible merger transaction. At this meeting, the two executives discussed preliminary terms, subject to further discussion with their respective boards of directors. In particular, Mr. Lee and Mr. Singer considered different methods of valuation of the companies, including multiples of EBITDA and EBIT, the cash flow generation of each company and the net debt for each company. They discussed and agreed that the transaction should be structured as a merger of equals. A combination of the multiples of EBITDA and EBIT were used to arrive at a preliminary valuation for both companies using the same method for each, and it was determined that a special dividend of $3.25 per share payable to each Lance stockholder would be required to equalize the valuations of each company and to structure the transaction as a merger of equals. Mr. Lee and Mr. Singer also discussed structuring the transaction such that Snyder’s shareholders would receive 51% of the outstanding shares of the combined company. This structure was considered beneficial because it would not trigger a change of control under Snyder’s outstanding private placement debt. They also discussed possible next steps.

Following the May 27, 2010 meeting between Mr. Singer and Mr. Lee and over the course of the negotiations and completion of due diligence, the key financial terms were revised from the preliminary terms discussed by Mr. Lee and Mr. Singer. In order to account for the actual number of outstanding Snyder’s stock options, the amount of the special dividend was increased from $3.25 to $3.75 and the outstanding post-merger share ownership of the combined company for Snyder’s shareholders was reduced from the proposed 51% to 50.1%. The final exchange ratio of 108.25 was set based on the total number of outstanding shares of Snyder’s and Lance common stock and to achieve the desired 50.1% and 49.9% post-merger ownership of the combined company by Snyder’s shareholders and Lance stockholders, respectively. To allow for short-term volatility in the stock market, it was the understanding of the parties that the special dividend would be set at $3.75 as long as the market price of Lance common stock was between $15.00 and $23.00 per share on the date that the definitive merger agreement was signed.

During the period in which the parties explored the potential merger and in advance of its meetings on June 2, 2010 and July 1, 2010, the board of directors of Lance reviewed, with the assistance of Lance’s management and advisors, various aspects of the merger. Topics reviewed included, among others, business and financial information relating to Snyder’s, the merger and acquisition environment for the food and beverage sector generally and the snack and baking industries in particular, the strategic rationale for the merger, potential synergies anticipated by the companies to result from the proposed merger, the potential pro forma impact of the merger on Lance’s earnings per share and certain credit and trading statistics of Lance, the relative contributions of Lance and Snyder’s to various financial metrics of the combined company and the pro forma ownership in the combined company of stockholders of Lance and Snyder’s.

On June 2, 2010, the Lance board of directors held a special meeting. Mr. Prezzano noted questions to be considered by the board of directors, including whether the proposed business combination with Snyder’s was the best alternative. Additionally, Mr. Prezzano raised certain corporate governance issues and other matters. Mr. Singer then reviewed information regarding Snyder’s and the strategic framework for a proposed combination. There also was a review of financial aspects of the merger and possible synergies from the proposed transaction. During this meeting, Mr. Singer summarized the events leading up to the proposed transaction as well as issues relating to the proposed merger. Among other things, he discussed corporate governance matters, transaction structure and a preliminary exchange ratio. Mr. Singer also profiled the revenue, income and capital expenditures of both Lance and Snyder’s. It was also noted at this meeting that the proposed transaction would constitute a change in control under certain of Lance’s equity and incentive compensation plans. At this meeting, the board determined that an independent financial advisor should be engaged to provide a fairness opinion. Lastly, the board authorized management to enter into a non-binding letter of intent between Lance and Snyder’s for the proposed transaction in accordance with the materials previously circulated to the board.

On June 4, 2010, at a regularly scheduled meeting of the Snyder’s board of directors, Mr. Lee presented the potential opportunity to merge with Lance to the board of directors. There was also a review of financial and other aspects of the merger. The Snyder’s board of directors discussed with management this opportunity and instructed management to continue its assessment of the potential merger. The Snyder’s board of directors also (i) authorized management to enter into a non-binding letter of intent with Lance and (ii) instituted weekly teleconferences so that its executive committee could receive updates from management on the progress of the proposed merger, request additional information and provide further guidance. These weekly teleconferences were held June 4, 2010 through July 12, 2010 with Messrs. Brubaker, Carlucci, Denton, Good, Lee and Warehime.

During the following weeks and continuing through the signing of the merger agreement on July 21, 2010, each of Mr. Lee and Mr. Singer had frequent discussions with each other, their respective boards of directors and outside advisors and certain members of each company’s senior management team to provide them with updates and discuss strategic, financial and legal aspects of the potential transaction. Specifically, during this time, Lance management consulted regularly with representatives of K&L Gates LLP, which is referred to as “K&L Gates,” its outside legal counsel, regarding numerous matters, including fiduciary duties, corporate governance, securities laws and the terms of the merger agreement and related matters. Similarly, Snyder’s management regularly consulted with Eckert Seamans. In addition, both parties regularly consulted with Howrey LLP, antitrust counsel to the parties, regarding relevant legal issues over the same period.

On June 9, 2010, Messrs. Warehime, Lee, Prezzano and Singer met in Charleston, South Carolina, to discuss the proposed transaction. At this meeting, the discussions focused on the strategic direction and priorities of each company, integration into one organization and corporate governance.

On June 10, 2010, Lance and Snyder’s reached agreement on the final terms and conditions of the non-binding letter of intent. The non-binding letter of intent provided that, subject to additional financial and other due diligence, (1) Lance would issue approximately 32.6 million shares of Lance common stock for all of the outstanding shares of Snyder’s and approximately 3.3 million options for Lance common stock in exchange for all of the issued and outstanding stock options of Snyder’s; (2) Lance would pay a special dividend to its stockholders estimated at $3.73 per share; (3) the executive officers of the combined company would be Mr. Singer, as Chief Executive Officer, Mr. Lee, as President and Chief Operating Officer, and Mr. Puckett, as Executive Vice President and Chief Financial Officer; (4) the board of the combined company would be expanded to 16 members, with the final list of directors to be determined; (5) Mr. Warehime would serve as the Chairman of the Board and Mr. Prezzano would serve as the Lead Independent Director; and (6) the name of the combined company would be either Lance-Snyder’s, Inc. or Snyder’s-Lance, Inc. As discussed above, the special dividend was subsequently increased to $3.75 per share of Lance common stock to account for the actual number of Snyder’s stock options outstanding.

On June 11, 2010, the Lance board of directors held a special meeting. Mr. Singer first reported that the letter of intent with Snyder’s had been executed and then reviewed with the board the key financial terms of the proposed transaction. The Lance board discussed numerous corporate governance matters, including the roles of management and the composition of the board in light of the proposed business combination. The board also reviewed the process for reviewing other alternatives to the proposed combination with Snyder’s and the plans for due diligence.

On June 18, 2010, Lance formally engaged KPMG LLP, which is referred to as “KPMG,” to conduct extensive accounting and tax compliance due diligence with respect to Snyder’s.

On June 25, 2010, Lance sent to Eckert Seamans and Snyder’s a draft of the merger agreement. The parties and their respective legal counsel continued to negotiate the draft merger agreement over the course of the next several weeks. The draft did not include provisions providing for a termination fee.

For several weeks preceding the signing of the merger agreement on July 21, 2010, Lance management, K&L Gates, Snyder’s management, Eckert Seamans and representatives of Wells Fargo Securities held daily weekday afternoon teleconferences in which due diligence items, the merger agreement, scheduling and other relevant transaction items were discussed.

On June 29, 2010, Mr. Lee and Mr. Singer met in person in Charlotte, North Carolina, to discuss potential integration issues. Mr. Puckett and Mr. Henry attended a portion of the meeting to discuss the project timeline.

On June 30, 2010, Eckert Seamans circulated a revised draft of the merger agreement to Lance. The counterproposals by Snyder’s included, among other items, (i) changes to certain closing conditions, (ii) changes to the governing law provision, (iii) deletion of the requirement for a voting and standstill agreement and (iv) the payment of a $25 million termination fee by Lance if Lance’s board of directors were to withdraw or change its recommendation regarding the merger proposal.

Also on June 30, 2010, Lance formally retained BofA Merrill Lynch to render an opinion to the Lance board of directors as to the fairness, from a financial point of view, to Lance of the exchange ratio.

On July 1, 2010, the Lance board of directors held a special meeting during which Mr. Puckett reviewed the timeline for the potential business combination with Snyder’s and the relative valuations of Lance and Snyder’s. Mr. Puckett also provided an update on the due diligence findings with respect to Snyder’s, the major non-financial terms of the merger agreement that were being negotiated and the impact of the change in control provisions in Lance’s equity and incentive plans as a result of completing the proposed transaction. In addition, K&L Gates reviewed and advised the Lance board of directors of its fiduciary duties in connection with the proposed transaction. Also at this meeting, the Lance board discussed with Wells Fargo Securities recent market trends and consolidation in the food and beverage sector generally and the snack and baking industries in particular, anticipated cost synergies announced in selected transactions in the food and beverage sector, possible market reaction to the proposed merger and potential communication strategy for positioning the merger. During this meeting, the Lance board discussed with representatives from FIDUS Partners LLC, a mergers and acquisitions advisory firm which had not been informed of the proposed merger, potential valuations of Lance by potential strategic and financial buyers. In addition, BofA Merrill Lynch discussed with the board its engagement to render a fairness opinion on the proposed merger, the valuation methodologies to be employed and the role of fairness opinions generally. During this meeting, the members of the board discussed potential opportunities related to the proposed merger transaction and the potential for alternative transactions that might be available to Lance. The board determined that potential opportunities with respect to the transaction, including combining the relative strengths of Snyder’s and Lance into a larger, stronger snack food company that would be better positioned to compete against larger competitors in the industry and expected synergies from the merger, including incremental annual revenues, purchasing savings and reductions in distribution and administrative costs, were consistent with Lance’s long-term growth strategy and could not be achieved by Lance on a standalone basis or through alternative transactions likely available to Lance. Based on the various discussions in the meeting and the experience and industry knowledge of the board members, the board concluded that it was unlikely that a strategic or financial buyer would be willing to pay a meaningful premium for Lance and determined not to proactively seek an alternative proposal for the acquisition of Lance. It was also noted that the merger agreement would not preclude the board of directors from considering an unsolicited superior proposal received from a third party after the proposed merger with Snyder’s was announced and prior to the receipt of stockholder approval of the proposed merger.

On July 7, 2010, Snyder’s management, Eckert Seamans, Lance management, K&L Gates and Wells Fargo Securities participated in a teleconference and discussed the preparation of a joint proxy statement/registration statement for the proposed combination, including preparation by the management teams of Lance and Snyder’s of pro forma financial information.

On July 9, 2010, Lance distributed a revised draft of the merger agreement to Snyder’s and Eckert Seamans. The proposed revisions to the merger agreement included a mutual termination fee and closing conditions with respect to the voting and standstill agreement. Lance believed the proposed mutual $25 million termination fee would be beneficial to both companies and was within a range of acceptable fees for comparable transactions and would not preclude a third party from making a proposal for an alternative acquisition transaction for Lance.

Also on July 9, 2010, John Denton, a member of Snyder’s board of directors, met with Mr. Prezzano and Mr. Singer in Edisto, South Carolina. During this meeting, they discussed their various business experiences and issues relating to a combined company such as corporate governance, board compensation and pro forma stock ownership after the merger.

On July 13, 2010, Eckert Seamans furnished a revised draft of the merger agreement to K&L Gates and Lance, and the parties continued to negotiate the merger agreement and voting and standstill agreements.

Also on July 13, 2010, K&L Gates sent Eckert Seamans drafts of the proposed governance principles and bylaws for the combined company.

On July 14, 2010, the Lance board of directors held a special meeting. Mr. Puckett provided an update on the status of negotiations with respect to the proposed business combination with Snyder’s. He and Edward H. Schuth, General Counsel of Lance, reviewed additional due diligence findings and highlighted certain of Snyder’s ongoing litigation matters. The board then discussed various integration issues, including operational matters and workforce issues. Mr. Puckett also advised the board of the ongoing efforts of KPMG with respect to accounting due diligence and BofA Merrill Lynch with respect to a fairness opinion. Mr. Singer then reviewed the proposed voting and standstill agreement that would be entered into by certain principal stockholders of Snyder’s. The board did not discuss valuation of financial terms at this meeting.

Also on July 14, 2010, Eckert Seamans, Lance management and K&L Gates held a teleconference to discuss and negotiate various terms of the merger agreement and related matters, including dissenters’ rights, termination provisions, amount and terms for payment of termination fees and exceptions to the definition of a “Material Adverse Effect.”

Also on July 14, 2010, Lance sent a draft of the voting and standstill agreement to Snyder’s.

Also on July 14, 2010, an informal dinner meeting was held in Baltimore, Maryland for the purpose of introducing Mr. Singer to members of the executive committee of Snyder’s board of directors. In addition to Mr. Singer and Mr. Lee, the following members of Snyder’s board of directors attended: Messrs. Warehime, Brubaker and Carlucci.

On July 15, 2010, Lance management and Snyder’s management held a teleconference to negotiate the terms of the proposed voting and standstill agreements. They also discussed plans to travel to Charlotte, North Carolina, for a potential meeting on July 21, 2010. Representatives of Snyder’s, Lance, Eckert Seamans, K&L Gates and Wells Fargo Securities held a teleconference that same day to discuss the status of the principal agreements and other transaction items.

On July 16, 2010, Snyder’s board of directors held a special meeting for the purpose of reviewing, considering and approving the proposed merger with Lance. Representatives of Wells Fargo Securities were in attendance, and Eckert Seamans and Clifton Gunderson LLP, Snyder’s independent public accounting firm, participated by teleconference. Clifton Gunderson LLP provided an overview of accounting and tax due diligence and then reviewed Lance’s financials and tax filings and other findings. Eckert Seamans provided a review of the due diligence process with respect to other matters and an overview of certain aspects of the merger agreement, including the parties’ representations and warranties, the termination fee, and the voting requirement for Lance’s stockholders. Also at this meeting, the Snyder’s board discussed with Wells Fargo

Securities certain financial and other aspects of the merger, including, among other things, the pro forma ownership in the combined company of stockholders of Snyder’s and Lance and, based on financial information provided by the managements of Snyder’s and Lance, the relative contributions of Snyder’s and Lance to various financial metrics of the combined company, potential synergies anticipated by the companies to result from the proposed merger and potential pro forma impact of the merger on Lance’s earnings per share and certain credit statistics of Lance. Wells Fargo Securities also provided the Snyder’s board with an overview of Lance, the merger and acquisition environment for the food and beverage sector generally and the snack and baking industries in particular as well as publicly available financial information relating to selected transactions in the food and beverage sector. The Snyder’s board of directors then considered and discussed various factors in connection with the proposed merger, as described under “Snyder’s Reasons for the Merger” beginning on page 45. Thereafter, the Snyder’s board of directors unanimously determined that the merger agreement was in the best interests of Snyder’s and declared it advisable to enter into the merger agreement, with such changes as Snyder’s management deemed appropriate, and subject to further approval by the board in the event of material changes. Following this meeting, Mr. Lee made telephone calls to Mr. Puckett and Mr. Singer during which he updated them on the actions taken by the Snyder’s board of directors and reviewed next steps.

On July 16, 2010, K&L Gates sent Eckert Seamans and Snyder’s a revised draft of the merger agreement, incorporating revisions relating to a proposal concerning Snyder’s dividend, limitation on damages upon termination of the agreement, a cap on the percentage of dissenting Snyder’s shares and the choice of law provision. K&L Gates also circulated revised drafts of the voting and standstill agreement to Eckert Seamans and Snyder’s that same day.

On July 17, 2010, Mr. Good and Mr. Lee had a teleconference with Mr. Puckett to review the principal transaction documents. Representatives of Snyder’s, Lance, Eckert Seamans, K&L Gates and Wells Fargo Securities held a teleconference regarding the status of discussions relating to the merger.

On July 18, 2010, Mr. Good and Mr. Lee had another teleconference with Mr. Puckett to discuss the standstill agreement. Representatives of Snyder’s and Lance had several telephone conversations with Eckert Seamans and K&L Gates regarding the status and timing of the potential transaction.

Also on July 18, 2010, Eckert Seamans furnished K&L Gates and Lance with a form of an opinion on capitalization and a further revised draft of the merger agreement. The revisions to the merger agreement principally related to agreed upon changes to the provisions relating to choice of law, Snyder’s dividends and the terms upon which Snyder’s would have to pay Lance a termination fee.

On July 19, 2010, Eckert Seamans circulated to K&L Gates and Lance revised drafts of a separate voting agreement and standstill agreement. Later that day, K&L Gates sent Eckert Seamans revised drafts of the same.

Also on July 19, 2010, Mr. Lee had a follow-up conversation with Mr. Singer regarding the merger agreement and the standstill agreement. Mr. Lee arranged a telephone conference with Snyder’s management, Eckert Seamans, Mr. Singer and K&L Gates to attempt to finalize these agreements.

On July 20, 2010, Mr. Lee had several discussions with Mr. Singer throughout the day regarding the merger agreement and the voting and standstill agreements.

Also on July 20, 2010, members of the Lance board met informally in Charlotte, North Carolina with members of senior management and representatives of K&L Gates to discuss the status of the negotiations regarding the merger agreement and the voting and standstill agreements. During these meetings, views were expressed by the board members regarding the need to negotiate acceptable terms for the term and scope of the standstill agreement with the principal shareholders of Snyder’s who would become significant stockholders of the combined company. The directors agreed that an acceptable standstill agreement was an essential component of the overall transaction and necessary for, among other reasons, to provide for a period of continuity of leadership and governance for the combined company. Based on these discussions, additional revisions were made to the standstill agreement, including a provision prohibiting the principal shareholders from taking actions contrary to certain aspects of the agreed upon governance structure for the combined company through its 2012 annual meeting of stockholders.

Late in the evening on July 20, 2010, K&L Gates circulated a revised merger agreement, voting agreement and standstill agreement.

On July 21, 2010, Mr. Good and Mr. Schuth had multiple discussions prior to the special meeting of the Lance board of directors concerning the voting and standstill agreements.

Also on July 21, 2010, the Lance board of directors held a special meeting to consider the proposed transaction. Representatives from KPMG provided an overview of their accounting and tax compliance due diligence with respect to Snyder’s. Members of Lance senior management, including Mr. Puckett and Mr. Schuth, discussed with the board the findings from their legal and business due diligence review of Snyder’s, including the status of litigation relating to certain of Snyder’s independent distributors, and Mr. Singer reviewed the background of the negotiations through July 21, 2010. Also at this meeting, BofA Merrill Lynch reviewed with the Lance board of directors its financial analysis of the exchange ratio and delivered to the Lance board of directors an oral opinion, which was confirmed by delivery of a written opinion dated July 21, 2010, to the effect that, as of that date and based upon and subject to the various assumptions and limitations described in its opinion, the exchange ratio was fair, from a financial point of view, to Lance. Representatives of K&L Gates then reviewed with the board the final revisions to the merger agreement, the voting agreement and the standstill agreement and matters related to the preparation of this joint proxy statement/prospectus. Representatives of K&L Gates also reviewed with the board many of the matters described under “Lance’s Reasons for the Merger” beginning on page 42. The Lance board of directors then received an update from William R. Holland, Chairman of the compensation committee of the board, regarding compensation arrangements related to the merger, including an update regarding the compensation committee’s reviews of the impact on Lance of the change in control provisions under Lance’s equity and incentive plans and other agreements. Also at this meeting, members of the board discussed the importance of Snyder’s avoiding the acceleration of its outstanding long-term notes due to the change in control covenants with respect to the notes. Upon completion of the presentations and discussions, the Lance board of directors adopted resolutions unanimously approving the merger agreement, the voting and standstill agreements and the transactions contemplated by each such agreement.

Also on July 21, 2010, Mr. Lee traveled to Charlotte, North Carolina, in anticipation of the execution of the definitive merger agreement and the other ancillary agreements. Mr. Lee met with members of Lance’s management and members of Lance’s board of directors on an introductory basis and participated in an informal discussion to further inform the Lance board of directors of the backgrounds and business experience of Snyder’s directors and officers.

Later on July 21, 2010, Lance and Snyder’s executed the merger agreement, and the voting agreement and standstill agreement were also executed.

On July 22, 2010, Lance and Snyder’s issued a joint press release announcing the signing of the definitive merger agreement. Following this announcement, Lance and Snyder’s held a joint conference call for investors to discuss the proposed merger and related matters.

In late September, the parties determined that the proposed size of the initial board of directors of the combined company, which would consist of 16 members, would be too large. In light of the parties’ desire to reduce the size of the board over time, the parties entered into an amendment to the merger agreement, effective as of September 30, 2010. The terms of the amendment provide that, upon completion of the merger, the combined company’s board of directors will be expanded to 14 members, consisting of seven current Lance directors and seven current Snyder’s directors. The continuing Lance directors will be William R. Holland, James W. Johnston, W.J. Prezzano (Lead Independent Director), Jeffrey A. Atkins, Isaiah Tidwell, David V. Singer and Dan C. Swander, and the continuing Snyder’s directors will be Michael A. Warehime (Chairman), Carl E. Lee, Jr., Peter P. Brubaker, John E. Denton, Patricia A. Warehime, C. Peter Carlucci, Jr. and Sally W. Yelland. The complete text of the amendment to the merger agreement is included in Annex A to this joint proxy statement/prospectus.

In connection with the execution of the amendment to the merger agreement, Lance, Mr. Warehime and Patricia A. Warehime also entered into an amendment to the standstill agreement, effective as of September 30, 2010. The amendment was necessary to make conforming changes to the standstill agreement as a result of the amendments to the merger agreement. In general, the amendment to the standstill agreement provides that, from July 21, 2010 until the third anniversary of the effective time of the merger, the Warehimes will not, unless specifically agreed to by a majority of the independent directors of the combined company, take any actions contrary to (i) the agreement to reduce the total number of directors of the combined company from 14 upon completion of the merger to 12 in 2011 and (ii) the re-election of the continuing Lance directors who are eligible for re-election in 2011 and 2012. The complete text of the amendment to the standstill agreement is included in Annex C to this joint proxy statement/prospectus.

Lance’s Reasons for the Merger

In evaluating the merger and the other transactions contemplated by the merger agreement, the Lance board of directors consulted with Lance’s management and legal and financial advisors, and in reaching its decision to approve the merger and the merger agreement and recommend approval of the Lance share issuance proposal and the Lance name change proposal and related proposals to Lance stockholders, the Lance board of directors considered a number of factors, including the following factors which the Lance board of directors viewed as supporting its decisions:

•	The expectation that the merger will create a stronger national snack food company that is well-positioned to compete in an increasingly competitive industry by combining Lance’s and Snyder’s complementary strengths, resulting in a wider range of established brands and products, expanded national direct store delivery system, broader geographical sales footprint, and greater scale and marketing impact.

•	The prevailing macroeconomic conditions, and the increasingly competitive industry in which Lance and Snyder’s operate, which the board viewed as supporting the rationale for seeking a strategic transaction that could create a stronger national snack food company better positioned to weather macroeconomic pressures, changing consumer preferences and generate stronger revenue growth than Lance on a standalone basis.

•	Lance management’s estimate that the combination would result in significant annual synergies, including incremental annual revenues, purchasing savings and reductions in distribution and administrative costs, and the board’s belief that such synergies could not be achieved by Lance on a standalone basis or through alternative transactions currently available to Lance.

•	Lance management’s belief that the combined company would generate incremental revenue by cross selling Lance and Snyder’s higher margin branded products on current distribution routes and channels and taking full advantage of the combined company’s national direct store delivery network, and the board’s belief that Lance stockholders would participate in the benefits of such earnings growth.

•	The board’s belief that the combined company would have increased resources (including an increased market capitalization and anticipated increased access to capital over the long-term) to invest in future growth opportunities in comparison to Lance on a standalone basis.

•	The board’s belief that the merger is the best strategic transaction available to Lance (including the alternative of Lance continuing on a standalone basis) and management’s favorable recommendation regarding the merger.

•	The current and prospective competitive climate in the industry in which Lance and Snyder’s operate, including the potential for further consolidation.

•	The fact that the combined company would have a highly experienced management team with extensive industry experience, and the fact that senior executives of Lance who have in-depth knowledge of Lance and its business would have significant representation on the senior management team of the combined company, which experience and leadership were considered beneficial to Lance and the combined company.

•	The governance arrangements for the combined company contained in the merger agreement provide that (i) the initial composition of the board of directors after the consummation of the merger would include seven members of Lance’s current board of directors and seven members of Snyder’s current board of directors, and (ii) the initial composition of the committees of the board of directors would include sufficient representation by members of the Lance board of directors, which governance arrangements were viewed as a factor in favor of the merger because the combined company would maintain the experience and knowledge that the Lance directors possess regarding oversight of Lance’s business and operations as a public company.

•	The fact that, because Lance’s stockholders will own common shares of the combined company, Lance stockholders will have a meaningful opportunity to participate in any appreciation in the combined company’s share price.

•	The payment of the $3.75 per share special cash dividend to holders of Lance common stock prior to the merger would give Lance stockholders an opportunity to immediately realize value for a portion of their investment and provide certainty of value.

•	The fact that the exchange ratio of 108.25 shares of Lance common stock for each share of Snyder’s common stock is fixed, which the Lance board of directors believed was consistent with market practice for mergers of this type, and that it resulted from arms-length negotiations between senior management of Lance and Snyder’s.

•	The fact that the structure of the merger would avoid the triggering of the change in control covenants applicable to Snyder’s long-term notes and the resulting acceleration of the notes.

•	The opinion of BofA Merrill Lynch, dated July 21, 2010, to the Lance board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of the exchange ratio to Lance, as more fully described below in the section entitled “The Merger — Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated” beginning on page 48.

•	The results of legal and financial due diligence investigations of Snyder’s by Lance’s management and legal advisors, including the anticipated costs related to the proposed settlement by Snyder’s of ongoing litigation with certain of its independent distributors.

•	The fact that the merger is intended to qualify as a reorganization for U.S. federal income tax purposes, and the expectation that, assuming it does so qualify, a U.S. holder of Snyder’s common stock generally would not recognize any gain or loss upon receipt of Lance’s common stock solely in exchange for Lance common stock in the merger (excluding any cash received in lieu of fractional shares).

•	The fact that principal stockholders of Snyder’s would be entering into a voting agreement pursuant to which, among other things, such stockholders would agree to vote approximately 49.9 percent of the voting power of Snyder’s outstanding common shares as of July 21, 2010 in favor of the merger proposal, which the Lance board of directors believed would make it more likely that the merger would be approved by Snyder’s stockholders.

•	The fact that principal stockholders of Snyder’s who would become significant stockholders of Lance as a result of the merger would be entering into a standstill agreement pursuant to which, among other things, such stockholders would agree (i) not to contest certain aspects of the proposed governance structure of the board of directors through 2012, (ii) to certain restrictions on selling their Lance shares and (iii) not to acquire aggregate beneficial ownership of more than 30 percent of the combined company’s outstanding shares for a three-year period after the merger, which, together, the board believed would provide for a period of transition and continuity at the board level and prevent a potential decline in the market price of Lance shares during the transition period.

•	The strong commitment on the part of both parties to complete the merger pursuant to their respective obligations under the terms of the merger agreement, including both parties’ reciprocal commitments to use reasonable best efforts to obtain antitrust and any other governmental approvals required to complete the merger, which the Lance board of directors believed made it more likely, once announced, that the merger would be completed.

•	The terms of the merger agreement, including the termination fee payable by Lance, which, in the view of the Lance board of directors does not preclude a proposal for an alternative acquisition transaction involving Lance.

•	The fact that the same termination fee (as described in the preceding bullet) would be payable by Snyder’s upon termination of the merger agreement under similar circumstances, which would entitle Lance to receive a termination fee in such circumstances. See “The Merger Agreement — Effect of Termination; Termination Fees and Expenses” beginning on page 92.

•	The fact that the merger agreement allows the Lance board of directors to change or withdraw its recommendation regarding the merger proposal if it determines that a failure to change its recommendation would result in a breach of its fiduciary duties under applicable law, subject to the payment of a termination fee upon termination under certain circumstances.

•	The fact that the share issuance proposal would be subject to approval by Lance stockholders.

In addition to the factors described above, the Lance board of directors identified and considered a variety of risks and potentially negative factors concerning the merger, including:

•	The challenges inherent in the combination of two businesses of the size and complexity of Lance and Snyder’s, including (i) the possible diversion of management focus and resources from operational matters and other strategic opportunities for an extended period of time, (ii) unforeseen difficulties in integrating operations and systems and (iii) difficulties in integrating the two companies’ workforces and corporate cultures.

•	The possibility that the merger may not be completed or that completion may be unduly delayed, for reasons beyond the control of Lance and/or Snyder’s.

•	The risk of not being able to realize all of the anticipated cost savings and operational synergies between Lance and Snyder’s and the risk that other anticipated benefits to the combined company might not be realized or may take longer to realize than expected.

•	The risk that the cultures of the two companies may not be as compatible as anticipated.

•	The risk that regulatory agencies may not approve the merger or may impose terms and conditions on their approvals that would either materially impair the business operations of the combined company or adversely impact the ability of the combined company to realize the synergies that are projected to occur in connection with the merger.

•	The fact that certain stockholders of Snyder’s immediately prior to the merger would hold significant voting power in the combined company immediately following the completion of the merger and could exercise substantial influence over the combined company.

•	The fact that the value of the merger consideration is determined by a fixed exchange ratio and the fact that such exchange ratio will not fluctuate based on the market price of Lance’s stock between the date of the merger agreement and the date of the completion of the merger, which may result in greater value being paid to Snyder’s stockholders if the value of Lance’s common stock increases during such interim period.

•	The potential impact of the restrictions under the merger agreement on Lance’s ability to take specified actions during the period prior to the completion of the merger (which may delay or prevent Lance from undertaking business opportunities that may arise pending the completion of the merger).

•	The potential financial impact on Lance of the termination payment provisions of the merger agreement if Lance has to pay the termination fee.

•	The substantial costs associated with completion of the merger and the realization of the benefits expected to be obtained in connection with the merger, including (i) transaction expenses arising from the merger, (ii) payments owed to Lance’s management and other employees as a result of accelerated vesting of certain benefits triggered by change in control provisions in Lance’s equity and employee incentive plans and (iii) costs of new employee retention programs offered by the combined company to retain key employees during the short term.

•	The risk associated with obtaining additional borrowings under Lance’s credit facilities for the payment of the special cash dividend to Lance stockholders of record immediately prior to the consummation of the merger and the related repayment risk associated with obtaining such additional credit.

•	The change of Lance’s name to “Snyder’s-Lance, Inc.” and the reaction to such name change in the market and from Lance stakeholders.

•	The potential for diversion of management and employee attention and for increased employee attrition during the period prior to completion of the merger, and the potential effects of the merger on Lance’s business relationships with customers, suppliers, licensors, licensees and other third parties.

•	The risk that certain of Lance’s directors and officers may have interests in the merger as individuals that are in addition to, or that may be different from, the interests of Lance stockholders, as described under “The Merger — Interests of Lance Directors and Executive Officers in the Merger” beginning on page 60 of this joint proxy statement/prospectus.

•	The risks of the type and nature described under “Risk Factors” beginning on page 20 of this joint proxy statement/prospectus, and the matters described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 19 of this joint proxy statement/prospectus.

In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Lance board of directors did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to these factors.

In addition, the Lance board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, but rather the Lance board of directors conducted an overall review of the factors described above. In considering the factors described above, individual members of the Lance board of directors may have given different weight to different factors.

Recommendations of the Lance Board of Directors with Respect to the Merger

The Lance board of directors, by a unanimous vote of all directors, has determined that the issuance of Lance common stock in connection with the merger is advisable and in the best interests of Lance and its stockholders, and approved the issuance of Lance common stock in connection with the merger.

The Lance board of directors recommends that holders of Lance common stock vote “FOR” the share issuance proposal, “FOR” the Lance name change proposal, “FOR” each of the director nominees and “FOR” each of the other Lance proposals described in this joint proxy statement/prospectus.

Snyder’s Reasons for the Merger

In evaluating the merger and other transactions contemplated by the merger agreement, the Snyder’s board of directors consulted with Snyder’s management and legal and financial advisors, and carefully considered and investigated the benefits and challenges associated with combining Snyder’s with Lance. After careful deliberation, the board determined that the proposed merger would serve the best interest of all constituencies, including Snyder’s associates, shareholders, customers, consumers, partners and suppliers. Accordingly, the board of directors of Snyder’s unanimously approved the merger agreement and recommends that shareholders of Snyder’s vote “FOR” the approval of the merger agreement.

As part of the board’s evaluation process of the potential merger, it consulted with and directed Snyder’s management team throughout the review period. The management team provided weekly feedback to the executive committee of the board of directors and worked with Snyder’s legal and financial advisors to fully evaluate the strategic, operational, financial, legal, regulatory and business aspects of combining their business operation with Lance, including, but not limited to, the following:

Opportunity to Participate in Stronger Combined Company after the Merger to Better Serve Snyder’s Consumers, Retailers and Shareholders

•	Ability to invest in “better for you” new products that meet the changing desires and lifestyles of consumers.

•	Potential for increased investment in advertising consumer promotions and events that encourage trial and raise brand awareness.

•	Improving the direct store delivery (DSD) service for its retailers at the store level that will, in turn, increase the retailers’ efficiency in serving the needs of their consumers.

•	Expanding the DSD system of 1,900 routes to approximately 2,900 routes after the merger.

•	Better service and expanded markets for partner brands whose products are distributed throughout the DSD system.

•	Providing retailers with a wider product offering for their consumers.

•	Ability to challenge and compete on a more equal footing with global food companies that dominate both the salty snack category and the cookie and cracker category.

•	The combined company should benefit from improved buying scale.

•	Strengthening the presence of Snyder’s products at retail which should increase the selection available to consumers.

Financial Benefits of the Merger

•	The scale of the combined company is expected to provide greater access to financial markets.

•	The shareholders should benefit from the combined company’s growth potential.

•	Snyder’s shareholders will gain liquidity for estate planning and, if necessary, the opportunity for diversification.

•	The merger is expected to be a tax-free transaction for U.S. federal income tax purposes for Snyder’s shareholders receiving Lance common stock.

•	The combined company is expected to generate accretive earnings and increased free cash flow, which can be used to invest in research and development, existing brands, geographic expansion, organic and inorganic growth; deleverage the balance sheet or repurchase stock.

Management of the Combined Company Will Provide a Stronger, More Experienced Leadership Team, Increasing the Combined Company’s Competitiveness

•	The executive team of the combined company has the experience, skills and strategic vision needed to build a new company that leverages the very best aspects of the two individual companies.

•	The structure of the transaction as a “merger of equals” allows for Snyder’s significant participation in the management and governance of the combined company.

•	Michael A. Warehime, Snyder’s current Chairman, brings over 40 years of consumer products experience to his role as the combined company’s new Chairman. His passion for quality, value and innovation will enable the combined company to better serve its consumers and retailers.

•	Snyder’s current President and CEO, Carl E. Lee, Jr., will serve as the combined company’s new President and Chief Operating Officer and has over 30 years of domestic and international operating experience that will be leveraged to improve the combined company’s competitive position, manufacturing efficiency and DSD effectiveness.

•	Together, the new management team will be poised to better serve the needs of retailers and consumers.

•	The two companies have similar cultures, fit and a strong desire to be successful. The new organization is expected to quickly emerge as a stronger, more diverse competitor in the marketplace.

Potential Negative Factors

•	The closing of the merger may take longer than anticipated or may not close at all.

•	The integration of the two companies may be more difficult than anticipated or may require substantial time and effort on the part of management to resolve.

•	The cultures of the two companies may not be as compatible as anticipated.

•	It is possible that Snyder’s will lose key leaders or associates leading up to the closing or during the transition period following the merger.

•	The synergies may prove to be more difficult to achieve and may not be fully realized.

•	The risk that the combined company chooses a strategic direction that is substantially inconsistent with the fundamental direction set by Snyder’s management and board of directors as a stand alone entity.

•	Any anticipated increase in stock price and resulting return to shareholders is heavily dependent on the combined company’s achievement of all or most of the expected synergies.

•	The dominant market player in salty snacks, which has a 61% market share of salty snacks sold in supermarkets, may view the combination as a threat to their market position and seek to leverage its resources in the marketplace.

•	If the merger agreement is terminated under certain circumstances, Snyder’s may be required to pay a termination fee of $25 million to Lance.

•	Lance may fail to obtain the required vote in support for the merger from its shareholders.

•	There is the possibility that some shareholders of Snyder’s may not react favorably to the merger, may seek dissenter’s rights and may bring shareholder lawsuits to prevent the merger.

•	There is a risk that regulatory agencies, including the FTC and DOJ, may object to the merger, require further investigation or demand certain divestitures from Snyder’s or Lance.

•	Because the combined company will be a public company, Snyder’s directors and management will have additional duties and responsibilities upon completion of the merger.

•	The directors and executive officers of Snyder’s, all of whom may continue in roles with the combined company, have interests that are different from, and in addition to, those of Snyder’s shareholders in general.

Despite the foregoing, the board of directors of Snyder’s believed and continues to believe that these potential risks and drawbacks are greatly outweighed by the potential benefits that the board of directors expects Snyder’s and its shareholders to achieve as a result of the merger.

The foregoing discussion of the factors considered by the Snyder’s board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by the Snyder’s board of directors. In reaching its decision to approve the merger agreement, the Snyder’s board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Snyder’s board of directors considered all of these factors as a whole and overall considered the factors to be favorable to, and to support, its determination. You should note that this explanation of the Snyder’s board of directors’ reasoning and certain other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” on page 19.

Recommendations of the Snyder’s Board of Directors with Respect to the Merger

The Snyder’s board of directors, by a unanimous vote of all directors, determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Snyder’s, and approved the merger agreement and the transactions contemplated by the merger agreement.

The Snyder’s board of directors recommends that holders of Snyder’s stock vote “FOR” the proposal to adopt the merger agreement and “FOR” each of the other Snyder’s proposals described in this joint proxy statement/prospectus.

Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

Lance retained BofA Merrill Lynch to render an opinion to the board of directors of Lance as to the fairness, from a financial point of view, to Lance of the exchange ratio. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Lance selected BofA Merrill Lynch on the basis of BofA Merrill Lynch’s experience in transactions similar to the merger, its reputation in the investment community and its familiarity with Lance and its business.

On July 21, 2010, at a meeting of Lance’s board of directors held to evaluate the merger, BofA Merrill Lynch delivered to Lance’s board of directors an oral opinion, which was confirmed by delivery of a written opinion dated July 21, 2010, to the effect that, as of the date of the opinion, and based upon and subject to the various assumptions and limitations described in its opinion, the exchange ratio was fair, from a financial point of view, to Lance.

The full text of BofA Merrill Lynch’s written opinion to Lance’s board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex D to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to Lance’s board of directors for the benefit and use of Lance’s board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the exchange ratio, from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the merger and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed merger.

In connection with rendering its opinion, BofA Merrill Lynch:

•	reviewed certain publicly available business and financial information relating to Lance;

•	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Snyder’s furnished to or discussed with BofA Merrill Lynch by the management of Snyder’s, including certain financial forecasts relating to Snyder’s prepared by the management of Snyder’s, which are referred to as the “Snyder’s forecasts”;

•	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Lance furnished to or discussed with BofA Merrill Lynch by the management of Lance, including certain financial forecasts relating to Lance prepared by the management of Lance, which are referred to as the “Lance forecasts”;

•	reviewed certain estimates as to the amount and timing of cost savings and revenue enhancements, which are collectively referred to as the “synergies/cost savings,” anticipated by the managements of Snyder’s and Lance to result from the merger;

•	discussed the past and current business, operations, financial condition and prospects of Snyder’s with members of senior managements of Snyder’s and Lance, and discussed the past and current business, operations, financial condition and prospects of Lance with members of senior management of Lance;

•	reviewed the potential pro forma financial impact of the merger on the future financial performance of Lance, including the potential effect on Lance’s estimated earnings per share;

•	reviewed the trading history for Lance common stock and a comparison of such trading history with the trading histories of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial information of Snyder’s and Lance with similar information of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial terms of the merger to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

•	reviewed the relative financial contributions of Snyder’s and Lance to the future financial performance of the combined company on a pro forma basis;

•	reviewed the merger agreement and forms of the voting agreement and standstill agreement entered into simultaneously with the execution of the merger agreement by certain stockholders of Snyder’s with Lance; and

•	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the managements of Lance and Snyder’s that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Snyder’s forecasts, BofA Merrill Lynch was advised by Snyder’s, and assumed, with the consent of Lance, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Snyder’s as to the future financial performance of Snyder’s. With respect to the Lance forecasts, and the synergies/cost savings, BofA Merrill Lynch assumed, at the direction of Lance, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Lance (and, with respect to the synergies/cost savings, of the managements of Lance and Snyder’s) as to the future financial performance of Snyder’s and Lance and the other matters covered thereby. BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Snyder’s or Lance, nor did it make any physical inspection of the properties or assets of Snyder’s or Lance. BofA Merrill Lynch did not evaluate the solvency or fair value of Snyder’s or Lance under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of Lance, that the merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Snyder’s, Lance or the contemplated benefits of the merger. BofA Merrill Lynch also assumed, at the direction of Lance, that the merger would qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Code.

BofA Merrill Lynch was not requested to, and it did not, participate in the negotiation of the terms of the merger or any related transaction, nor was it requested to, and it did not, provide any advice or services in connection with the merger or any such related transaction other than the delivery of its opinion. BofA Merrill Lynch expressed no view or opinion as to any such matters. BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects of the merger (other than the exchange ratio to the extent expressly specified in its opinion) or any related transaction, including, without limitation, the form or structure of the merger or the special dividend. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, to Lance of the exchange ratio provided for in the merger and no opinion or view was expressed with respect to any consideration received in connection with the merger or any related transaction (including the special dividend) by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the merger, or any related transaction or class of such persons, relative to the exchange ratio. Furthermore, no opinion or view was expressed as to the relative merits of the merger or any related transaction in comparison to other strategies or transactions that might be available to Lance or in which Lance might engage or as to the underlying business decision of Lance to proceed with or effect the merger or any such related transaction. BofA Merrill Lynch did not express any opinion as to what the value of Lance common stock actually would be when issued or the prices at which Lance common stock would trade at any time, including following announcement or consummation of the merger. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to how any stockholder should vote or act in connection with the merger or any related matter. Except as described above, Lance imposed no other limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. BofA Merrill Lynch’s opinion noted that the credit, financial and stock markets have been experiencing unusual volatility and BofA Merrill Lynch expressed no opinion or view as to any potential effects of such volatility on Lance, Snyder’s or the merger. It should be understood that subsequent developments may affect BofA Merrill Lynch’s opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by BofA Merrill Lynch’s Americas Fairness Opinion Review Committee.

The following represents a brief summary of the material financial analyses prepared by BofA Merrill Lynch in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

Financial Analyses

Selected Publicly Traded Companies Analysis.  BofA Merrill Lynch performed a selected publicly traded companies analysis of each of Snyder’s and Lance in which BofA Merrill Lynch reviewed financial information for Snyder’s and publicly available financial and stock market information for Lance and the below listed 13 publicly traded companies in the food industry. The group in aggregate manufactures and sells products which are similar in nature to the products offered by Snyder’s and/or Lance and additionally includes manufacturers, like Lance, of both branded and private label food products:

•	Campbell Soup Company

•	ConAgra Foods, Inc.

•	Diamond Foods, Inc.

•	Flowers Foods, Inc.

•	General Mills, Inc.

•	The Hain Celestial Group, Inc.

•	The J.M. Smucker Company

•	Kellogg Company

•	Kraft Foods Inc.

•	PepsiCo, Inc.

•	Ralcorp Holdings, Inc.

•	Sara Lee Corp.

•	TreeHouse Foods Inc.

Snyder’s.  In performing a selected publicly traded companies analysis of Snyder’s, BofA Merrill Lynch reviewed, among other things, enterprise values of the selected publicly traded companies and Lance, calculated as equity values based on closing stock prices on July 20, 2010, plus debt and minority interests, less cash and cash equivalents, as a multiple of last 12 months earnings before interest, taxes, depreciation and amortization, which is referred to as “EBITDA,” and of calendar year 2010 estimated EBITDA. Based on its review of the multiples derived for the selected publicly traded companies and Lance, BofA Merrill Lynch exercised its professional judgment to apply a multiple range of 8.0x to 9.5x last 12 months, or “LTM,” EBITDA and 7.5x to 9.0x calendar year 2010 estimated EBITDA to Snyder’s LTM EBITDA, which was $68.0 million, and Snyder’s calendar year 2010 estimated EBITDA, which was $70.5 million. Estimated financial data of the selected publicly traded companies were based on publicly available filings and publicly available research analysts’ estimates. Estimated financial data of Snyder’s were based on the Snyder’s forecasts and were calendarized to a December 31 fiscal year end. This analysis indicated the following implied enterprise value reference ranges and, after deducting net debt and minority interest, the implied per share price reference ranges for Snyder’s:

Implied Reference Ranges for Snyder’s
	LTM EBITDA	2010E EBITDA

Implied Enterprise Value Reference Ranges (in millions)	$544 – $646	$529 – $635
Implied per Share Price Reference Ranges After Deducting Net Debt and Minority Interest	$1,601 – $1,917	$1,555 – $1,882

Lance.  In performing a selected publicly traded companies analysis of Lance, BofA Merrill Lynch reviewed, among other things, enterprise values of the selected publicly traded companies and Lance, calculated as equity values based on closing stock prices on July 20, 2010, plus debt and minority interests, less cash and cash equivalents, as a multiple of last 12 months EBITDA and of calendar year 2010 estimated EBITDA. Based on its review of the multiples derived for the selected publicly traded companies and Lance, BofA Merrill Lynch exercised its professional judgment to apply a multiple range of 7.5x to 9.0x last 12 months EBITDA and 7.0x to 8.5x calendar year 2010 estimated EBITDA to corresponding data of Lance. Estimated financial data of the selected publicly traded companies were based on publicly available filings and publicly available research analysts’ estimates. Estimated financial data of Lance were based on the Lance forecasts. This analysis indicated the following implied enterprise value reference ranges and, after deducting net debt and the amount of the special dividend, the implied per share price reference ranges for Lance:

Implied Reference Ranges for Lance
	LTM EBITDA	2010E EBITDA

Implied Enterprise Value Reference Ranges (in millions)	$669 – $803	$740 – $898
Implied per Share Price Reference Ranges After Deducting Net Debt and the Amount of the Special Dividend	$13.03 – $17.13	$15.20 – $20.06

Based on the per share price reference ranges implied for Snyder’s and Lance by the analysis described above, BofA Merrill Lynch calculated the following implied exchange ratio reference ranges (BofA Merrill Lynch calculated the top end of the implied exchange ratio reference ranges by dividing the top end of the Snyder’s implied per share price reference ranges by the bottom end of the Lance implied per share price reference ranges, and calculated the bottom end of the implied exchange ratio reference ranges by dividing the bottom end of the Snyder’s implied per share price reference ranges by the top end of the Lance implied per share price reference ranges):

Implied Exchange Ratio Reference Ranges
LTM EBITDA	2010E EBITDA

93.47x — 147.14x	77.50x — 123.82x

No company used in these analyses is identical or directly comparable to Lance or Snyder’s. Accordingly, an evaluation of the results of these analyses is not entirely mathematical. Rather, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Lance and Snyder’s were compared.

Discounted Cash Flow Analysis.  BofA Merrill Lynch performed a discounted cash flow analysis of each of Snyder’s and Lance to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Snyder’s and Lance could each generate during fiscal years ending December 31, 2010 through 2014 based on the Snyder’s forecasts and the Lance forecasts, respectively. For purposes of this analysis, the Snyder’s forecasts were calendarized to a December 31 fiscal year end.

Snyder’s.  In its discounted cash flow analysis of Snyder’s, BofA Merrill Lynch calculated terminal values for Snyder’s by applying perpetual growth rates ranging from 2.0% to 3.0% to Snyder’s adjusted 2014 estimated unlevered free cash flow. The cash flows and terminal values were then discounted to present value as of June 30, 2010 using discount rates ranging from 8.0% to 9.0%, which range was derived by using a weighted average cost of capital calculation. This analysis indicated the following implied enterprise value reference range and, after deducting net debt and minority interest, the implied per share price reference range for Snyder’s:

Implied Reference Ranges for Snyder’s

Implied Enterprise Value Reference Range (in millions)	$744 – $1,026
Implied per Share Price Reference Range After Deducting Net Debt and Minority Interest	$2,196 – $3,046

Lance.  In its discounted cash flow analysis of Lance, BofA Merrill Lynch calculated terminal values for Lance by applying perpetual growth rates ranging from 2.0% to 3.0% to Lance’s adjusted 2014 estimated unlevered free cash flow. The cash flows and terminal values were then discounted to present value as of June 30, 2010 using discount rates ranging from 8.0% to 9.0%, which range was derived by using a weighted average cost of capital calculation. This analysis indicated the following implied enterprise value reference range and, after deducting net debt and the amount of the special dividend, the implied per share price reference range for Lance:

Implied Reference Ranges for Lance

Implied Enterprise Value Reference Range (in millions)	$783 – $1,066
Implied per Share Price Reference Range After Deducting Net Debt and the Amount of the Special Dividend	$16.22 – $23.95

Based on the per share price reference ranges implied for Snyder’s and Lance by the discounted cash flow analysis described above, BofA Merrill Lynch calculated the following implied exchange ratio reference range (BofA Merrill Lynch calculated the top end of the implied exchange ratio reference range by dividing the top end of the Snyder’s implied per share price reference range by the bottom end of the Lance implied per share price reference range, and calculated the bottom end of the implied exchange ratio reference range by dividing the bottom end of the Snyder’s implied per share price reference range by the top end of the Lance implied per share price reference range):

Implied Exchange Ratio Reference Range

91.68x — 187.84x

Selected Precedent Transactions Analysis.  BofA Merrill Lynch performed a selected precedent transactions analysis of each of Snyder’s and Lance in which BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to merger and acquisitions transactions involving target companies in the food industry which offer one or more products that are similar to the products offered by Snyder’s and/or Lance. In the case of Snyder’s, BofA Merrill Lynch considered the following 16 selected transactions, which are referred to as the “Snyder’s selected precedent transactions”:

Announcement Date	Acquirer	Target

February 2010	Diamond Foods, Inc.	Lion Capital LLP’s Kettle Foods Business
August 2008	Diamond Foods, Inc.	General Mills, Inc.’s Pop Secret Popcorn Business
March 2008	Vivartia S.A.	Nonni’s Food Company, Inc.
July 2007	Kraft Foods Inc.	Groupe Danone’s Global Biscuit Business
October 2006	IAWS Group plc	Otis Spunkmeyer Holdings, Inc.
October 2006	The Blackstone Group and PAI Partners	United Biscuits
July 2006	Kraft Foods Inc.	United Biscuits’ Iberian Operations
May 2006	Grupo Nacional de Chocolates, S.A. and Florida Ice & Farm Co.	Ebro Puleva Group’s Central American Juice and Biscuit/Cookie Businesses
May 2006	Nestlé Australia Ltd	Burns, Philp & Company Limited’s Uncle Tobys Snack Food Business
December 2005	Vivartia S.A.	Chipita International S.A.
December 2004	PepsiCo, Inc.	General Mills, Inc.’s Interest in Snack Ventures Europe
June 2002	Campbell Soup Company	Snack Foods Limited
October 2000	Kellogg Company	Keebler Foods Company
June 2000	Philip Morris Companies Inc.	Nabisco Holdings Corp.
January 2000	Keebler Foods Company	Austin Quality Foods, Inc.
December 1999	Finalrealm Ltd.	United Biscuits

In the case of Lance, BofA Merrill Lynch considered the Snyder’s selected precedent transactions as well as nine additional selected transactions involving targets in the food industry that, like Lance, have private label businesses (collectively, the 25 selected transactions are referred to as the “Lance selected precedent transactions”):

Announcement Date	Acquirer	Target

July 2010	Cott Corporation	Cliffstar Corporation
June 2010	Ralcorp Holdings, Inc.	American Italian Pasta Company
December 2009	TreeHouse Foods Inc.	Sturm Foods, Inc.
June 2007	TreeHouse Foods Inc.	E.D. Smith Income Fund
March 2007	Ralcorp Holdings, Inc.	Bloomfield Bakers, LLP
March 2006	TreeHouse Foods Inc.	Del Monte Foods Company’s Private Label Soup and Infant Feeding Businesses
October 2005	Ralcorp Holdings, Inc.	Western Waffles Ltd.
August 2005	Teachers’ Private Capital (Ontario Teachers’ Pension Plan)	Doane Pet Care Enterprises, Inc.
July 2004	Associated British Foods, plc	Burns, Philp & Company Limited of Australia’s International Yeast, Bakery Ingredients and US Herbs and Spices Businesses

BofA Merrill Lynch reviewed transaction values in the selected transactions, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transactions, as a multiple of the target company’s last 12 months EBITDA. Financial data of the selected transactions were based on publicly available information.

Snyder’s.  In its selected precedent transactions analysis of Snyder’s, BofA Merrill Lynch reviewed the multiples of last 12 months EBITDA derived from the Snyder’s selected precedent transactions and, based upon its professional judgment, applied a multiple range of 9.0x to 11.0x to Snyder’s last 12 months EBITDA. Financial data of Snyder’s were based on financial information prepared by Snyder’s management. This analysis indicated the following implied enterprise value reference range and, after deducting net debt and minority interest, the implied per share price reference range for Snyder’s:

Implied Reference Ranges for Snyder’s

Implied Enterprise Value Reference Range (in millions)	$612 – $748
Implied per Share Price Reference Range After Deducting Net Debt and Minority Interest	$1,812 – $2,232

Lance.  In its selected precedent transactions analysis of Lance, BofA Merrill Lynch reviewed the multiples of last 12 months EBITDA derived from the Lance selected precedent transactions and, based upon its professional judgment, applied a multiple range of 8.5x to 10.5x to Lance’s last 12 months EBITDA. Financial data of Lance were based on financial information prepared by Lance’s management. This analysis indicated the following implied enterprise value reference range and, after deducting net debt and the amount of the special dividend, the implied per share price reference range for Lance:

Implied Reference Ranges for Lance

Implied Enterprise Value Reference Range (in millions)	$758 – $937
Implied per Share Price Reference Range After Deducting Net Debt and the Amount of the Special Dividend	$15.76 – $21.24

Based on the per share price reference ranges implied for Snyder’s and Lance by the analysis described above, BofA Merrill Lynch calculated the following implied exchange ratio reference range (BofA Merrill Lynch calculated the top end of the implied exchange ratio reference range by dividing the top end of the Snyder’s implied per share price reference range by the bottom end of the Lance implied per share price reference range, and calculated the bottom end of the implied exchange ratio reference range by dividing the bottom end of the Snyder’s implied per share price reference range by the top end of the Lance implied per share price reference range):

Implied Exchange Ratio Reference Range

85.31x — 141.61x

No company, business or transaction used in these analyses is identical or directly comparable to Snyder’s, Lance or the merger. Accordingly, an evaluation of the results of these analyses is not entirely mathematical. Rather, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Snyder’s, Lance and the merger were compared.

Contribution Analysis

BofA Merrill Lynch reviewed the relative financial contributions of Lance and Snyder’s to the future financial performance of the combined company on a pro forma basis. BofA Merrill Lynch reviewed the last 12 months, calendar year 2010 estimated and calendar year 2011 projected EBITDA and earnings before interest and taxes, which is referred to as “EBIT,” of the combined company on a pro forma basis. Financial data for Lance and Snyder’s were based on financial information provided by the respective companies’ managements, and, in the case of the Snyder’s forecasts were calendarized to a December 31 fiscal year end.

Based on the implied relative equity value contributions, BofA Merrill Lynch calculated the following implied exchange ratios:

	Implied Exchange Ratio

LTM EBITDA	95.41	x
CY 2010E EBITDA	81.69	x
CY 2011P EBITDA	88.82	x
LTM EBIT	130.89	x
CY 2010E EBIT	97.45	x
CY 2011P EBIT	109.73	x

Pro Forma Accretion/Dilution Analysis

BofA Merrill Lynch reviewed the potential pro forma financial effect of the merger on Lance’s calendar years 2011 through 2014 estimated earnings per share, which is referred to as “EPS,” on a pro forma basis giving effect to the potential synergies/cost savings. Estimated financial data of Lance were based on the Lance forecasts and estimated financial data of Snyder’s were based on the Snyder’s forecasts. This analysis indicated that the merger would be accretive to Lance’s estimated EPS for each of the calendar years 2011 through 2014, assuming run-rate synergies. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Other Factors

In rendering its opinion, BofA Merrill Lynch also reviewed and considered other factors, including historical trading prices and trading volumes of Lance common stock during the five-year period ended July 20, 2010.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses prepared by BofA Merrill Lynch in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Lance and Snyder’s. The estimates of the future performance of Lance and Snyder’s in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the exchange ratio and were provided to Lance’s board of directors in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of Lance or Snyder’s.

The type and amount of consideration payable in the merger was determined through negotiations between Lance and Snyder’s, and was approved by Lance’s board of directors. The decision to enter into the merger agreement was solely that of Lance’s board of directors. As described above, BofA Merrill Lynch’s opinion and analyses were only some of many factors considered by Lance’s board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of Lance’s board of directors or management with respect to the merger or the exchange ratio.

Lance agreed to pay BofA Merrill Lynch for its services in connection with the merger a fee of $1.25 million upon the rendering of its opinion. Lance also agreed to reimburse BofA Merrill Lynch for its reasonable expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Lance, Snyder’s and certain of their respective affiliates.

In addition to being retained to provide the fairness opinion described above, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to Lance and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as administrative agent, bookrunner and arranger for, and lender under, certain of Lance’s existing credit facilities, (ii) having acted as placement agent for a certain debt offering for Lance, (iii) having provided or providing certain treasury management services for Lance, and (iv) acting as arranger for, and lender under, Lance’s new credit facility related to the financing for the merger. Including fees related to this new credit facility, since January 1, 2008, Lance has paid or expects to pay approximately $4.8 million in fees in the aggregate to BofA Merrill Lynch for these additional services.

Projected Financial Information

Certain Projected Financial Information for Lance

Lance does not as a matter of course make public long-term forecasts as to future performance or other prospective financial information beyond the current fiscal year, and Lance is especially wary of making forecasts or projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, as part of the due diligence review of Lance in connection with the merger, Lance’s management prepared and provided to Snyder’s, as well as to BofA Merrill Lynch in connection with its evaluation of the fairness, from a financial point of view, to Lance of the exchange ratio, non-public, internal financial forecasts which included Lance’s projected financial results for its 2010 through 2012 fiscal years. Lance has included below a summary of these forecasts for the purpose of providing stockholders and investors access to certain non-public information that was furnished to third parties and such information may not be appropriate for other purposes. These forecasts were also considered by the boards of directors of Lance and Snyder’s for purposes of evaluating the merger. BofA Merrill Lynch and the boards of directors of Lance and Snyder’s also considered non-public, financial forecasts prepared by Snyder’s management, including Snyder’s projected financial results for its 2011 through 2013 fiscal years for purposes of, in the case of the boards of directors of Lance and Snyder’s, evaluating the merger, and in the case of BofA Merrill Lynch, evaluating the fairness, from a financial point of view, to Lance of the exchange ratio. See “— Certain Projected Financial Information for Snyder’s” below for more information about the forecasts prepared by Snyder’s.

The following table presents a summary of Lance’s forecasts, as used by the boards of directors of Lance and Snyder’s for purposes of their consideration of the merger and by BofA Merrill Lynch for purposes of its financial analyses:

	2010E	2011E	2012E
	(Amounts in millions)

Net Revenue	$950	$1,000	$1,050
Adjusted EBITDA(1)	106	109	116
Adjusted EBIT(1)	66	69	76

(1)	Adjusted EBITDA and Adjusted EBIT are non-GAAP financial measures. Lance defines Adjusted EBITDA as earnings before interest and taxes, adjusted to exclude depreciation and amortization expense, and certain other expenses identified by Lance to be non-recurring in nature. Lance defines Adjusted EBIT as earnings before interest and taxes, adjusted to exclude certain expenses identified by Lance to be non-recurring in nature.

Certain Projected Financial Information for Snyder’s

Snyder’s does not as a matter of course make public long-term forecasts as to future performance or other prospective financial information, and Snyder’s is especially wary of making forecasts or projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, as part of the due diligence review of Snyder’s in connection with the merger, Snyder’s management prepared and provided to Lance, as well as to BofA Merrill Lynch in connection with its evaluation of the fairness, from a financial point of view, to Lance of the exchange ratio, non-public, internal financial forecasts, including Snyder’s projected financial results for its 2011 through 2013 fiscal years. Included below is a summary of these forecasts for the purpose of providing shareholders and investors access to certain non-public information that was furnished to third parties and such information may not be appropriate for other purposes. These forecasts were also considered by the boards of directors of Lance and Snyder’s for purposes of evaluating the merger. BofA Merrill Lynch and the boards of directors of Lance and Snyder’s also considered non-public, financial forecasts prepared by Lance’s management, including Lance’s projected financial results, for its 2010 through 2012 fiscal years for purposes of, in the case of the boards of directors of Lance and Snyder’s, evaluating the merger, and in the case of BofA Merrill Lynch, evaluating the fairness, from a financial point of view, to Lance of the exchange ratio. See “— Certain Projected Financial Information for Lance” above for more information about the forecasts prepared by Lance.

The following table presents a summary of Snyder’s forecasts, as used by the boards of directors of Lance and Snyder’s for purposes of their consideration of the merger and by BofA Merrill Lynch for purposes of its financial analyses:

	2011E	2012E	2013E
	(Amounts in millions)

Net Sales	$738	$806	$872
Adjusted EBITDA(1)	$71	$81	$93
Adjusted EBIT(1)	$52	$62	$74

(1)	Adjusted EBITDA and Adjusted EBIT are non-GAAP financial measures. Snyder’s defines Adjusted EBITDA as earnings before interest and taxes, adjusted to exclude depreciation and amortization expense, and certain other expenses identified by Snyder’s to be non-recurring in nature. Snyder’s defines Adjusted EBIT as earnings before interest and taxes, adjusted to exclude certain expenses identified by Snyder’s to be non-recurring in nature.

Important Information about the Projected Financial Information

While the Lance and Snyder’s management forecasts were prepared in good faith, no assurance can be made regarding future events. The estimates and assumptions underlying the management forecasts involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 20 and 19, respectively, all of which are difficult to predict and many of which are beyond the control of Lance and/or Snyder’s and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results may differ, and may differ materially, from those reflected in the management forecasts, whether or not the merger is completed. The management forecasts therefore cannot be considered necessarily predictive of actual future operating results, and this information should not be relied on as such.

The management forecasts summarized in this section were prepared solely for internal use by Lance and Snyder’s and not with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or GAAP. In the view of Lance management, the Lance management forecasts were prepared on a reasonable basis based on the best information available to Lance management at the time of their preparation. In the view of Snyder’s management, the Snyder’s management forecasts were prepared on a reasonable basis based on the best information available to Snyder’s at the time of their preparation. The financial forecasts, however, are not fact and should not be relied upon as being necessarily indicative of actual future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on this information.

All of the management forecasts summarized in this section were prepared by and are the responsibility of Lance and Snyder’s, respectively, as indicated. Neither KPMG, LLP (Lance’s independent registered public accounting firm) nor Clifton Gunderson LLP (Snyder’s independent registered public accounting firm) has examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and, accordingly, neither KPMG nor Clifton Gunderson LLP has expressed any opinion or given any other form of assurance with respect thereto and they assume no responsibility for the prospective financial information.

By including in this joint proxy statement/prospectus a summary of certain Lance and Snyder’s financial forecasts, none of Lance, Snyder’s, or any of their representatives has made or makes any representation to any stockholder regarding the ultimate performance of Lance or Snyder’s compared to the information contained in the financial forecasts. The Lance management forecasts summarized in this section were prepared during the periods described above and have not been updated to reflect any changes since June 20, 2010 or the actual results of operations of Lance, as set forth under “Selected Historical Financial Data of Lance” beginning on page 12. The Snyder’s management forecasts summarized in this section were prepared during the periods described above and have not been updated to reflect any changes since June 21, 2010 or the actual results of operations of Snyder’s, as set forth under “Selected Historical Financial Data of Snyder’s” beginning on page 14. None of Lance, Snyder’s or, after completion of the merger, the combined company undertakes any obligation, except as required by law, to update or otherwise revise the financial forecasts or financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions prove to be in error, or to reflect changes in general economic or industry conditions.

The summary of the Lance management forecasts is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of the share issuance proposal or any of the other proposals to be voted on at the Lance special meeting or the merger proposal or any of the other proposals to be voted on at the Snyder’s special meeting.

Board of Directors and Executive Officers of the Combined Company after the Completion of the Merger; Amendments to Bylaws

Board of Directors

Upon completion of the merger and approval of the director election proposal, the board of directors of the combined company will have 14 members comprised of seven of Lance’s current directors and seven of Snyder’s current directors, as follows:

Snyder’s Directors to be
Elected at
	the Special Meeting of Lance	Snyder’s Directors to be
	Stockholders, Contingent upon	Appointed at the Time of the
Lance Continuing Directors	Completion of the Merger	Merger

William R. Holland James W. Johnston W. J. Prezzano Jeffrey A. Atkins Isaiah Tidwell David V. Singer Dan C. Swander	Michael A. Warehime Carl E. Lee, Jr. Peter P. Brubaker John E. Denton	Patricia A. Warehime C. Peter Carlucci, Jr. Sally W. Yelland

Michael A. Warehime will be the Chairman of the Board and W.J. Prezzano will be the Lead Independent Director of the combined company. J. P. Bolduc and S. Lance Van Every, current directors of Lance, will resign from Lance’s board upon the closing of the merger.

For additional information about the proposed management and governance of the combined company following the merger, see “Management and Corporate Governance of the Combined Company Following the Merger” beginning on page 74. For further discussion of the material interests of the directors of Lance and Snyder’s in the merger that may be in addition to, or different from, their interests as stockholders, see “— Interests of Lance Directors and Executive Officers in the Merger” and “— Interests of Snyder’s Directors, Executive Officers and Principal Shareholder in the Merger” beginning on pages 60 and 66, respectively.

Executive Officers

Upon completion of the merger, Lance’s President and Chief Executive Officer, currently Mr. Singer, is expected to serve as the Chief Executive Officer of the combined company, and the President and Chief Executive Officer of Snyder’s, currently Mr. Lee, is expected to serve as the President and Chief Operating Officer of the combined company. Rick D. Puckett, currently Executive Vice President, Chief Financial Officer, Treasurer and Secretary of Lance, is expected to serve as Executive Vice President, Chief Financial

Officer, Treasurer and Secretary of the combined company. The remaining executive officers will be determined by the board of directors of the combined company after the merger is consummated.

For additional information about the proposed management and governance of the combined company following the merger, see “Management and Corporate Governance of the Combined Company Following the Merger” beginning on page 74. For further discussion of the material interests of executive officers of Lance and Snyder’s in the merger that may be in addition to, or different from, their interests as stockholders, see “— Interests of Lance Directors and Executive Officers in the Merger” and “— Interests of Snyder’s Directors, Executive Officers and Principal Shareholder in the Merger” beginning on pages 60 and 66, respectively.

Amendments to Bylaws

In connection with the merger, the Lance bylaws will be amended and restated as of the completion of the merger in the form attached as Annex F to this joint proxy statement/prospectus in order to facilitate the implementation of the terms of the merger agreement, as well as to revise certain other provisions of Lance’s bylaws as agreed to by Lance and Snyder’s.

The amendments to Lance’s bylaws will provide for the following changes, among other things:

•	Stockholder meetings will be presided over by the Chairman of the Board. If the Chairman is absent or requests, stockholder meetings may be presided over by another person selected by the Chairman of the Board.

•	The board of directors may elect a Lead Independent Director for a term of one year or until his successor is elected.

•	The Lead Independent Director may be removed by a vote of the majority of independent directors then in office.

•	If the Chairman is not present, the Lead Independent Director shall preside at all meetings of the board of directors.

•	If the Chairman and Lead Independent Director are not present, the Chief Executive Officer shall preside at all meetings of the board of directors.

•	Special meetings of the board of directors may be called by the Chairman, the Chief Executive Officer or any five directors of the corporation.

•	The Chief Executive Officer is not required to be the Chairman of the Board or President of the combined company.

•	The President of the combined company shall also be its Chief Operating Officer.

Interests of Lance Directors and Executive Officers in the Merger

In considering the recommendations of the Lance board of directors with respect to issuing shares of Lance common stock as contemplated by the merger agreement, Lance’s stockholders should be aware that Lance’s directors and executive officers have interests in the merger that are different from, or in addition to, those of the Lance stockholders generally. Lance’s board of directors was aware of these potential conflicts of interest and considered them, among other things, in reaching its decision to approve the merger agreement and recommend that Lance’s stockholders approve the issuance of shares of Lance common stock as contemplated by the merger agreement at the Lance special meeting.

Board of Directors

Mr. Singer, the President and Chief Executive Officer of Lance and a director of Lance, is expected, pursuant to the merger agreement, to be the Chief Executive Officer of the combined company and to continue as a member of the board of directors of the combined company. Lance expects that six additional current Lance directors will continue to serve on the board of directors of the combined company, all of whom will qualify as independent directors, including W. J. Prezzano, who will serve as Lead Independent Director of the combined company after the merger. For further information, see “— Management and Corporate Governance of the Combined Company Following the Merger” beginning on page 74.

Executive Officers

Following the completion of the merger, Mr. Singer will serve as the Chief Executive Officer of the combined company. Mr. Puckett, Lance’s current Executive Vice President, Chief Financial Officer, Treasurer and Secretary will serve as Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the combined company. The remaining members of the combined company’s management, other than Mr. Lee, will be determined by the board of directors of the combined company after the merger. For further information, see “Management and Corporate Governance of the Combined Company Following the Merger” beginning on page 74.

Change in Control

Lance’s directors and executive officers are entitled to certain payments under its equity and incentive plans in the event of a change in control of Lance. The compensation committee of Lance’s board of directors has determined that a change in control will occur under Lance’s equity and incentive plans if and when Lance’s stockholders approve the issuance of shares by Lance as contemplated by the merger agreement. The change in control will occur under Lance’s equity and incentive plans because Lance stockholders immediately prior to the merger will hold less than 60% of the voting power of the combined company immediately after the merger. In considering the merger, the board of directors of Lance considered various factors as described under “— Lance’s Reasons for the Merger” above, including the impact of the change in control provisions under the Lance plans and the fact that the structure of the merger would avoid the triggering of a change in control under Snyder’s $100 million long-term notes, which would result in the acceleration of the combined company’s payment obligations under the notes.

2010 Annual Incentive Plan

In February 2010, the compensation committee of the Lance board of directors adopted the Lance, Inc. 2010 Annual Performance Incentive Plan for Officers, which is referred to as the “2010 Annual Plan,” under the Lance, Inc. 2007 Key Employee Incentive Plan. Each participant in the 2010 Annual Plan is entitled to a cash incentive award payable in early 2011 based on the achievement of specified performance goals. In the event of a change in control, each participant is entitled to a pro rata payment equal to the greater of (1) the participant’s target incentive or (2) the actual results under the plan for the year-to-date, with the proration based on the number of days in the plan year preceding the change in control. The following table summarizes the estimated value of the performance awards that will be paid under the 2010 Annual Plan assuming the change in control under the plan occurs on December 2, 2010.

Executive Officer	Award ($)

David V. Singer	$655,800
Rick D. Puckett	232,300
Glenn A. Patcha	173,900
Blake W. Thompson	144,900
Kevin A. Henry	144,700
Margaret E. Wicklund	81,100

Three-Year Incentive Plans

During the first quarter of each year, the compensation committee of Lance’s board of directors adopts a Three-Year Performance Incentive Plan for Officers, which are referred to as the “Three-Year Plans.” Each participant in a Three-Year Plan is assigned a target incentive award and is granted (1) nonqualified stock options valued at a specified percentage of the target incentive, (2) restricted shares of common stock valued a specified percentage of the target incentive and (3) a performance award with a target payout equal to the balance of the target incentive. Awards under the performance award component of each Three-Year Plan are determined based on the attainment of certain predetermined performance goals over a one to three-year period. In the event of a change in control, each participant is entitled to (1) immediate vesting of unvested stock options and restricted stock and (2) a pro rata payment in cash equal to the greater of (a) the participant’s target performance award or (b) the actual results under the plan through the consummation of the change in control, with the proration based on the number of days in the applicable performance period preceding the consummation of the change in control. The value of unvested stock options and restricted stock granted under the Three-Year Plans that would vest upon the change in control is reflected below under “— Accelerated Vesting of Equity Compensation” beginning on page 63. The following table summarizes the estimated value of the performance awards that will be paid under the 2010 and 2009 Three-Year Plans assuming the change in control occurs under the plans on December 2, 2010.

	2010 Three-	2009 Three-
Executive Officer	Year Plan ($)	Year Plan ($)

David V. Singer	$248,200	$439,300
Rick D. Puckett	73,700	112,100
Glenn A. Patcha	65,200	95,300
Blake W. Thompson	54,300	83,800
Kevin A. Henry	54,300	54,300
Margaret E. Wicklund	13,400	47,500

2006 Five-Year Incentive Plan

In March 2006, the compensation committee of Lance’s board of directors adopted the Lance, Inc. 2006 Five-Year Performance Equity Plan for Officers and Senior Managers, which is referred to as the “Five-Year Plan.” Participants in the plan received performance equity units, each equivalent to one share of Lance common stock, that become earned and vested over a five year period ending on December 31, 2010 based on the attainment of certain performance goals. The number of units that became earned and vested is based on a comparison of the cumulative total return (with dividends reinvested) on $100 in Lance’s common stock over the five year period with the cumulative total return (with dividends reinvested) on $100 invested in the Russell 2000 Index over the same five year period. As of October 18, 2010, based on the calculation included above, the 2006 Five-Year Plan had a performance attainment of 100%. In the event of a change in control, each participant is entitled to a pro rata payment (either in shares or cash, as determined by Lance) calculated based on the average results for the last 90 days before the change in control or, in certain circumstances, based on the closing price on the last trading day before the change in control. The proration applies to both the number of units covered by the award and the applicable performance targets, and is based on the number of days in the five year performance period preceding the change in control. The following table summarizes the estimated value of the performance awards that will be earned and vested under the Five-Year Plan assuming (i) the change in control under the plan occurs on December 2, 2010, (ii) the value of Lance common stock is $22.57 per share on that date, which was the closing price on October 18, 2010 and the last practicable trading day for which information was available before filing this joint proxy statement/prospectus, and (iii) an estimated performance attainment of 100%:

Executive Officer	Award ($)

Rick D. Puckett	$1,538,329
Glenn A. Patcha	1,204,306
Blake W. Thompson	1,076,830
Kevin A. Henry	—
Margaret E. Wicklund	230,749

The amounts set forth in the above table reflect the maximum value (based on the assumed stock price) to be provided to participants, but the actual number of shares that will be earned and vested will depend on actual performance prior to the change in control.

Accelerated Vesting of Equity Compensation

Lance directors hold unvested restricted shares of Lance common stock under the 2008 Director Stock Plan and/or the 2003 Director Stock Plan, which are referred to as the “Lance Director Plans.” Each executive officer of Lance holds unvested stock options and/or restricted shares under the 2003 Key Employee Stock Plan and/or the 2007 Key Employee Stock Plan, which are referred to as the “Lance Key Employee Plans,” including awards granted under the Three-Year Plans. All unvested equity awards under the Lance Director Plans and the Lance Key Employee Plans become immediately vested in the event of a change in control. The following table summarizes the estimated value of the of stock options and restricted shares held by directors and officers as of October 18, 2010 that will vest assuming (i) the change in control occurs on December 2, 2010 and (ii) the value of Lance common stock is $22.57 per share on that date, which was the closing price on October 18, 2010 and the last practicable trading day for which information was available before filing this joint proxy statement/prospectus.

	Stock	Restricted
Non-Employee Director	Options ($)(1)	Shares ($)(2)

Dan C. Swander	—	$180,560
S. Lance Van Every	—	203,130
William R. Holland	—	203,130
James W. Johnston	—	90,280
W. J. Prezzano	—	203,130
Jeffrey A. Atkins	—	135,420
J. P. Bolduc	—	135,420
Isaiah Tidwell	—	203,130

	Stock	Restricted
Executive Officer	Options ($)(1)	Shares ($)(2)

David V. Singer	$296,510	$1,120,443
Rick D. Puckett	73,862	294,200
Glenn A. Patcha	77,079	250,392
Blake W. Thompson	55,604	219,832
Kevin A. Henry	11,008	479,455
Margaret E. Wicklund	42,894	129,800

(1)	The “spread” value of the stock options is based upon the difference between a Lance common price of $22.57 per share, which was the closing price on October 18, 2010 and the last practicable trading day for which information was available before filing this joint proxy statement/prospectus, and the applicable exercise prices of the stock options.

(2)	The value of the restricted shares is based on a Lance common stock price of $22.57 per share, which was the closing price on October 18, 2010 and the last practicable trading day for which information was available before filing this joint proxy statement/prospectus.

Compensation and Benefits Assurance Agreements

Each of Messrs. Singer, Puckett, Patcha and Thompson are parties to a Compensation and Benefits Assurance Agreement, which are referred to as the “Benefits Agreements.” Each of the Benefits Agreements is substantially identical, except as described below. For Messrs. Puckett, Patcha, and Thompson, the initial term of each of their Benefits Agreements is three years. After the initial term, each Benefits Agreement automatically renews for successive one-year terms and may be terminated by Lance on one-year’s notice prior to the end of an initial or renewal term. Mr. Singer’s Benefits Agreement will continue for as long as he is employed by Lance under the terms of his Employment Agreement described under “— Potential Payments upon Termination or Change in Control — Agreements with the Chief Executive Officer” beginning on page 135. In the event of a change in control, there is an automatic three-year extension of the Benefits Agreements for each of Messrs. Singer, Puckett, Patcha and Thompson.

Benefits are payable under the Benefits Agreements only if one of the following events occurs within three years after a change in control: (i) involuntary termination without cause; (ii) voluntary termination for good reason; (iii) voluntary termination for any reason during the thirteenth month after a change in control (except in the case of Mr. Singer who does not have this provision); (iv) or breach of the Benefits Agreement by Lance or its successor. Lance refers to each of these covered events as a “qualifying termination.” The definition of a change in control is substantially similar to the definition described under “— Interests of Lance Directors and Executive Officers in the Merger — Change in Control” beginning on page 61.

If a qualifying termination occurs within three years following a change in control, each of Messrs. Singer, Puckett, Patcha and Thompson would receive the following:

(a) his accrued base salary and benefits as of the date of termination;

(b) an amount equal to three times his base salary plus three times the greater of his prior year cash incentive or current year target incentive under Lance’s Annual Performance Incentive Plan;

(c) a pro rata payment based on the greater of his current year target incentive or the actual incentive earned through the date of the termination under Lance’s Annual Performance Incentive Plan;

(d) an amount equal to the amounts paid under items (a), (b) and (c) above multiplied by the highest percentage of his compensation contributed to his account under Lance’s qualified profit sharing plan during the three years prior to termination;

(e) up to 36 months of health and dental plan insurance;

(f) outplacement services for up to two years, with a maximum cost of 20% of his base salary, except that Mr. Singer’s Benefits Agreement only provides for outplacement services for up to one year, with a maximum cost of 10% of his base salary;

(g) immediate vesting of all unvested stock options; and

(h) an amount to cover, on an after-tax basis, any Federal excise taxes payable by the executive.

The following table provides the value of certain benefits each of Messrs. Singer, Puckett, Patcha and Thompson would receive pursuant to the Benefits Agreements assuming the change in control occurs on December 2, 2010 and assuming each of the officers is subject to a qualifying termination on December 31, 2010.

				Profit Sharing	Excise Tax
Executive Officer	Severance(1)	Benefits		“Make Whole”	Gross-Up(4)(5)

David V. Singer	$4,389,000	$95,000	(2)	$136,500	$2,626,234
Rick D. Puckett	2,051,043	106,670	(3)	64,483	1,870,095
Glenn A. Patcha	1,720,373	92,234	(3)	54,284	1,538,901
Blake W. Thompson	1,433,652	86,862	(3)	45,237	1,271,925

(1)	The amounts represented in this column are the sum of (i) an amount equal to three times such officer’s base salary plus three times the greater of his prior year cash incentive or current year target incentive under Lance’s Annual Incentive Plan and (ii) a pro rata payment based on the greater of such officer’s current year target incentive or the actual incentive earned through the date of the termination under Lance’s Annual Performance Incentive Plan.

(2)	This amount represents the sum of (i) up to 36 months of health and dental plan insurance and (ii) outplacement services for up to one year, with a maximum cost of 10% of the officer’s base salary.

(3)	This amount represents the sum of (i) up to 36 months of health and dental plan insurance and (ii) outplacement services for up to two years, with a maximum cost of 20% of the officer’s base salary.

(4)	These amount represent the estimated payments for taxes and tax gross-up that would be paid by Lance for the excise tax that applies to excess parachute payments.

(5)	To the extent that there are no severance related benefits paid to executives, there will be no related excise tax, nor any related gross-up payments required.

Special Cash Dividend

In connection with the merger, a $3.75 special cash dividend will be paid to all holders of record of Lance common stock subject to the consummation of the merger. Lance directors and executive officers currently hold both vested and restricted common shares. As a result of the special dividend, the directors and executive officers of Lance will receive the following dividend payments if the transaction is completed assuming that all vesting of restricted stock for executive officers is net settled for tax payments.

Non-Employee Director	Dividends

Dan C. Swander	$48,750
S. Lance Van Every	1,009,323
William R. Holland	90,203
James W. Johnston	2,944,436
W. J. Prezzano	52,500
Jeffrey A. Atkins	41,250
J. P. Bolduc	41,250
Isaiah Tidwell	76,994

Executive Officer	Dividends

David V. Singer	$883,493
Rick D. Puckett	123,576
Glenn A. Patcha	92,381
Blake W. Thompson	77,982
Kevin A. Henry	53,811
Margaret E. Wicklund	67,189

Adjustment of Certain Outstanding Stock Option Awards

Lance’s equity compensation plans contain provisions that permit its outstanding equity compensation awards to be equitably adjusted in the event of a special cash dividend. Accordingly, the exercise price of outstanding stock option awards will be reduced to reflect the change in the market price of the options prior to and on the ex-dividend date, up to $3.75. However, given the market price of Lance common stock, irrespective of the special dividend, may differ significantly from the expected impact of the special dividend, Lance may provide an additional cash payment per option share not to exceed $1.50, to the extent the exercise price reduction is less than $3.75 per option share and provided that any reduction in exercise price will be in compliance with Section 409A of the Internal Revenue Code and will not result in any excise tax to any option holder. Included below is the number of options held by officers and directors as of October 18, 2010.

Non-Employee Director	# of Options

Dan C. Swander	—
S. Lance Van Every	8,000
William R. Holland	8,000
James W. Johnston	—
W. J. Prezzano	8,000
Jeffrey A. Atkins	—
J. P. Bolduc	—
Isaiah Tidwell	—

Executive Officer	# of Options

David V. Singer	461,134
Rick D. Puckett	126,061
Glenn A. Patcha	105,401
Blake W. Thompson	90,817
Kevin A. Henry	18,657
Margaret E. Wicklund	47,362

Indemnification of Lance Directors and Executive Officers

Lance directors and executive officers have rights to indemnification and directors’ and officers’ liability insurance that will survive the completion of the merger.

Interests of Snyder’s Directors, Executive Officers and Principal Shareholder in the Merger

In considering the recommendation of Snyder’s board of directors, Snyder’s shareholder should be aware that the directors and executives of Snyder’s have interests in the merger that are different from, or in addition to, the interests of Snyder’s shareholders generally. In recommending that the shareholders approve and adopt the merger agreement, the board of directors of Snyder’s was aware of these interests and considered them in approving the merger agreement.

Stock Ownership

Snyder’s Chairman of the Board and principal shareholder beneficially owns 35.9% of the outstanding shares of Snyder’s Class A voting common stock. Snyder’s Chief Financial Officer is deemed to beneficially own 18.2% of the outstanding shares of Snyder’s Class A voting common stock through the voting power he exercises as trustee of certain Warehime family businesses and trusts. Snyder’s directors and executive officers beneficially own, in the aggregate, 76.0% of the outstanding shares of Snyder’s Class B non-voting common stock. All of the directors and executive officers will be entitled to receive in the merger the same consideration for their shares of Snyder’s stock (Class A and Class B) as all other Snyder’s shareholder.

Board of Directors

The board of directors of the combined company will include seven individuals designated by Snyder’s, including: Michael A. Warehime, who is currently Chairman of the Board of Snyder’s and will serve as Chairman of the Board of the combined company; Carl E. Lee, Jr., who is currently the President and Chief Executive Officer of Snyder’s and will serve as the President and Chief Operating Officer of the combined company; and the other five current directors of Snyder’s.

Executive Officers

Following completion of the merger, Mr. Lee will serve as President and Chief Operating Officer of the combined company.

Employment Agreements; Compensation Arrangements

Snyder’s does not have employment agreements with any of its executive officers, and there are no “change in control” agreements between Snyder’s and any of its executive officers that would be triggered by the merger. While serving as Chairman of the Board of the combined company, Mr. Warehime is expected to receive remuneration at the annual rate of $660,000 for three years after the closing of the merger plus an annual incentive target at 150% of annual remuneration as determined consistent with the annual incentive for the Chief Executive Officer and the President. Bonuses to be paid in March 2011 to Snyder’s executive officers pursuant to Snyder’s Bonus Plan are expected to be pro-rated which will result in bonus payouts to Snyder’s executive officers on or about December 31, 2010.

Treatment of Outstanding Equity Awards

Options to purchase shares of Snyder’s Class B non-voting common stock held by Snyder’s directors and executive officers will be converted into options of the combined company. Snyder’s directors and executive officers hold fully vested options under the Snyder’s Non-Qualified Stock Option Plan, which is referred to as the “Snyder’s Stock Plan.” Pursuant to the terms of the merger agreement, the Snyder’s Stock Plan will be adjusted, as necessary, to permit the conversion of Snyder’s options into options of the combined company. The number of shares underlying each option and the exercise price will be adjusted so as to maintain the proportionate number of shares without changing the aggregate exercise price. The merger agreement provides that each Snyder’s option will be converted into an option with respect to a number of shares equal to the number of Snyder’s shares underlying the option multiplied by the exchange ratio (108.25), with an exercise price equal to the exercise price for each such Snyder’s share underlying the option divided by the exchange ratio.

The table below shows the number of Snyder’s shares underlying options held by each of Snyder’s executive officers and directors as of October 15, 2010, and the number of Snyder’s-Lance shares underlying such options upon conversion. Upon the conversion, all of the options held by former Snyder’s directors and executive officers will have exercise prices ranging from $1.22 to $8.96 per share.

		Number of Shares
	Number of Shares	of Common Stock
	of Class B Common	Underlying
	Stock Underlying	Outstanding
	Outstanding Snyder’s	Snyder’s-Lance
	Options	Options

Michael A. Warehime	6,992	756,884
Carl E. Lee, Jr.	3,172	343,369
Charles E. Good	2,719	294,331
Patricia A. Warehime	256	27,712
Sally W. Yelland	576	62,352
Peter P. Brubaker	- 0 -	- 0 -
John E. Denton	576	62,352
C. Peter Carlucci, Jr.	576	62,352

Indemnification and Insurance.  Snyder’s directors and officers are provided various indemnification rights and directors and officers’ liability insurance. The merger agreement provides that Lance shall, to the fullest extent permitted by law, indemnify and advance expenses to each present and former director, officer and employee of Snyder’s and its subsidiaries (in each case, when acting in such capacity) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any proceeding arising out of or pertaining to matters existing or occurring at or prior to the consummation of the merger, including the transactions contemplated by the merger agreement. In addition, the merger agreement provides that for a six-year period following the merger, Lance will maintain Snyder’s current directors’ and officers’ liability insurance, or purchase substitute policies, covering acts or omissions occurring prior to the merger on terms with respect to coverage and amount that are no less favorable than those in effect as of the date of the merger agreement. In the event that the annual premiums of such insurance coverage exceed 200% of the annual premium currently paid by Snyder’s for directors’ and officers’ liability insurance, Lance will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding that amount.

Other Interests.  After completion of the merger, some Snyder’s executive officers may remain officers of Snyder’s, as a subsidiary of the combined company, or of Snyder’s subsidiaries, or may become officers of the combined company.

Financing Commitment Letter

Lance expects to fund the special dividend of $3.75 per share of Lance common stock, the incremental expenses related to the change-in-control provisions of Lance’s equity and incentive plans, and the estimated merger related transaction costs with available cash and short-term investments and borrowings under a new credit facility. In connection with the merger, Lance has entered into a commitment letter agreement pursuant to which Bank of America, N.A., JPMorgan Chase Bank, N.A. and Manufacturers and Traders Trust Company, which we refer to as the “committed lenders,” have committed to provide a five-year senior credit facility to Lance.

The new credit facility would replace Lance’s existing US$100 million and CDN$15 million revolving credit agreement, under which Lance had $56 million in debt outstanding as of September 17, 2010. Lance expects the new credit facility will provide up to $265 million in revolving credit loans, under which the committed lenders have agreed to provide up to $150 million in the aggregate. Pursuant to the letter agreement, the committed lenders have agreed to use best efforts to form a syndicate of other financial institutions for the new credit facility and Bank of America, N.A. has agreed to be the sole and exclusive administrative agent for the facility.

The obligations of the committed lenders to provide the financing arrangement described in the commitment letter are subject to the satisfaction of customary lending conditions, including the completion of satisfactory due diligence by the committed lenders, completion of the merger, entry into definitive financing documents, and the absence of changes or developments that could have a material adverse effect on Lance. Lance expects borrowings under the facility will bear interest at a floating rate of LIBOR plus an initial interest rate spread of 1.50%. In addition, Lance expects to pay an annual facility fee of 0.25% of the lenders’ aggregate commitments under the facility. Both the interest rate spread and the facility fees will be determined from a pricing grid based on Lance’s net debt to EBITDA ratio. Lance expects the credit facility will require it to comply with certain reasonable financial covenants, including maintaining a maximum debt to EBITDA ratio and a minimum interest coverage ratio. Lance expects to enter into the definitive financing agreements in October 2010. For additional information regarding the financing commitment letter, see “Risk Factors — Risks Relating to the Pending Merger” beginning on page 20 and “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 175. Completion of the merger is not conditioned on completing any financing transactions.

Accounting Treatment

Accounting Standards Codification (“ASC”) 805 requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify the acquirer and the acquiree for accounting purposes. In a business combination effected through an exchange of equity interests, there are several factors in ASC 805 that must also be considered to determine the acquirer. Lance and Snyder’s management considered these factors and determined that Lance is the acquirer of Snyder’s for accounting purposes. The total purchase price will be allocated to the identifiable assets acquired, including specific identifiable intangible assets and liabilities assumed from Snyder’s based on their fair values as of the date of the completion of the transaction. Any excess of the total purchase price over the estimated fair value will be allocated to goodwill. If the estimated fair value exceeds the total purchase price, this excess will be recognized as a benefit in earnings upon closing of the transaction and no goodwill would be recognized. Reports of financial condition and results of operations of the combined company issued after completion of the merger will reflect both Lance and Snyder’s balances and results after completion of the merger, but will not be restated retroactively to reflect the historical financial position or results of operations of Snyder’s. Following the completion of the merger, the earnings of the combined company will reflect acquisition accounting adjustments (for example, additional amortization of identified intangibles).

All unaudited pro forma condensed combined financial statements contained in this joint proxy statement/prospectus were prepared using the acquisition method of accounting. The final purchase price will be determined at the completion of the merger. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the fair value of Snyder’s assets and liabilities. Accordingly, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments.

In accordance with ASC 805, goodwill resulting from the business combination, if any, will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). If management of the combined company determines that the value of goodwill has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

Regulatory Approvals Required for the Merger

United States Antitrust Laws

Under the HSR Act and the rules promulgated under that act by the Federal Trade Commission, or FTC, the merger may not be completed until notifications have been given and information furnished to the FTC and to the Antitrust Division of the Department of Justice, or the Antitrust Division, and the specified waiting period has been terminated or has expired. Lance and Snyder’s have each filed notification and report forms under the HSR Act with the FTC and the Antitrust Division. The filings were effective on July 29, 2010. On August 18, 2010, Lance and Snyder’s received confirmation that they received clearance from the FTC via early termination of the review process under the HSR Act for the merger.

At any time before or after the completion of the merger, the FTC or the Antitrust Division could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of Lance or Snyder’s. The merger also is subject to review under state antitrust laws and could be the subject of challenges by states or private parties under the antitrust laws.

Restrictions on Sales of Shares of Lance Common Stock Received in the Merger

Shares of Lance common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act of 1933, as amended, which is referred to as the “Securities Act,” or the “Exchange Act,” except for shares of Lance common stock issued to any Snyder’s shareholder who may be deemed to be an “affiliate” of Lance after the completion of the merger. This joint proxy statement/prospectus does not cover resales of Lance common stock received by any person upon the completion of the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale. However, pursuant to a standstill agreement entered into in connection with the merger, certain Snyder’s shareholders are subject to restrictions with respect to selling certain stock of the combined company received upon consummation of the merger. For further discussion of the standstill agreement, see “Agreements Related to the Merger — Standstill Agreement” beginning on page 95.

Appraisal Rights

Lance Stockholders.  Under the NCBCA, Lance stockholders are not entitled to appraisal rights in connection with the merger.

Snyder’s Shareholders.  Under Section 1930 and Subchapter D of Chapter 15 of the PBCL, the Snyder’s shareholders are entitled to dissent from approval of the merger agreement and demand payment of the fair value of their shares of Snyder’s common stock in accordance with the procedures under Subchapter 15D.

A summary of the rights of dissenting shareholders follows. This summary is qualified in its entirety by reference to the full text of Section 1930 and Subchapter D of Chapter 15 of the PBCL, which is provided as Annex G to this document, and which sets forth the applicable dissenters rights provisions under the PBCL. Any holder of shares of Snyder’s common stock who desires to exercise dissenters rights should review carefully Subchapter D of Chapter 15 of the PBCL and is urged to consult a legal advisor before electing or attempting to exercise those dissenters rights.

Subject to the exceptions stated below, Snyder’s shareholders who comply with the applicable procedures, which are summarized below, will be entitled to dissenters rights under Subchapter D of Chapter 15 of the PBCL.

Snyder’s shareholders who follow the procedures of Subchapter D of Chapter 15 of the PBCL will be entitled to receive from Snyder’s the fair value of their shares calculated as of immediately before the effectuation of the merger. Fair value takes into account all relevant factors but excludes any appreciation or depreciation in anticipation of the merger. Snyder’s shareholders who elect to exercise their dissenters rights must carefully follow with particularity the procedures to preserve those rights under Subchapter D of Chapter 15 of the PBCL or they will lose their dissenters rights.

Shares Eligible for Dissenters Rights

Generally, if an owner of Snyder’s common stock chooses to assert dissenters rights, the owner must dissent as to all of the shares of Snyder’s common stock he or she owns. The PBCL distinguishes between record holders and beneficial owners. A holder may assert dissenters rights as to fewer than all the shares of Snyder’s common stock registered in his or her name only if he or she is not the beneficial owner of the shares of Snyder’s common stock with respect to which he or she does not exercise dissenters rights.

Record Holder who is Not the Beneficial Owner

A record holder may assert dissenters rights on behalf of the beneficial owner. If a holder is a record owner and wishes to exercise dissenters rights on behalf of the beneficial owner, the holder must disclose the name and address of the person or persons on whose behalf he or she dissents. In that event, the record holder’s rights will be determined as if the shares to which the record holder has dissented and such shareholder’s other shares were registered in the names of different owners.

Beneficial Owner who is Not the Record Holder

A beneficial owner of shares of Snyder’s common stock who is not also the record holder may assert dissenters rights. A person who is a beneficial owner but who is not the record holder who wishes to assert his or her dissenters rights must submit a written consent of the record holder to the Secretary of Snyder’s no later than the time of the assertion of dissenters rights by the record holder. To accomplish this step, the beneficial owner must make appropriate arrangements with the record owner. A beneficial owner may not dissent with respect to some but less than all shares of Snyder’s common stock he or she beneficially owns, whether or not the shares so owned by that person are registered in that person’s name.

Dissenters Rights Procedures for Snyder’s Shareholders

Notice of Intention to Dissent.  If a person wishes to exercise dissenters rights, with respect to shares of Snyder’s common stock, he or she must follow the procedures set forth in Annex G. He or she must file a written notice with the Secretary of Snyder’s prior to the vote on the proposal to approve and adopt the merger agreement of his or her intention to demand that he or she be paid the fair value of his or her shares of Snyder’s common stock. He or she must not make any change in his or her beneficial ownership of shares of Snyder’s common stock from the date he or she files the notice until the effective time. He or she must refrain from voting his or her shares “FOR” the merger agreement proposal. A dissenter who fails to follow these procedures in any respect will not acquire any right to payment of the fair value of his or her shares. Neither a proxy nor a vote against the proposed merger will constitute the required notice.

Notice to Dissenters.  If the Snyder’s shareholders approve the merger, Snyder’s will mail a further notice to all dissenting common stock holders who filed a notice of intention to dissent and demand payment of the fair value of their shares prior to the vote on the merger and who refrained from voting in favor of the merger. Snyder’s expects to mail the notice promptly after the merger. The notice will state where and when a shareholder’s demand for payment must be sent and where certificates representing shares of Snyder’s common stock must be deposited in order to obtain payment. The notice will also supply a form for demanding payment which includes a request for certification of the date on which the holder, or the person on whose behalf the holder dissents, acquired beneficial ownership of the shares of Snyder’s common stock. The demand form will be accompanied by a copy of Subchapter D of Chapter 15 of the PBCL. The board of directors of Snyder’s intends to require that shares of Snyder’s common stock will not be transferable after Snyder’s receives a demand for payment of their fair value under Subchapter D of Chapter 15 of the PBCL.

If a person asserts his or her dissenters rights, he or she must ensure that Snyder’s receives his or her demand form on or before the demand deadline. All mailings to Snyder’s are at the dissenters’ risk. Accordingly, Snyder’s recommends that a notice of intention to dissent and demand form be sent by certified mail, by overnight courier or by hand delivery.

If a person fails to file a notice of intention to dissent or fails to complete and return the demand form or fails to deposit certificates as required by the notice to dissenters, each within the specified time periods, that person will lose his or her dissenters rights under Subchapter D of Chapter 15 of the PBCL. The dissenter will retain all rights of a common stock holder, or beneficial owner, until those rights are modified by the effectuation of the merger. Within 60 days after the date set for demanding payment and depositing certificates, if the merger has not been effectuated, Snyder’s will return any certificates that have been deposited. Snyder’s may thereafter send a new notice setting a new date for demanding payment and depositing certificates.

Payment of Fair Value by Snyder’s.  Upon timely receipt of the completed demand form, the PBCL requires Snyder’s to either remit to dissenters who complied with the procedures the amount Snyder’s estimates to be the fair value for the dissenters’ shares of Snyder’s common stock or give written notice that no such remittance will be made.

The remittance or notice will be accompanied by: (1) the closing balance sheet and statement of income of Snyder’s for the fiscal year ended March 28, 2010 and the latest available interim financial statements; (2) a statement of Snyder’s estimate of the fair value of the shares of Snyder’s common stock; and (3) notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of Subchapter D of Chapter 15 of the PBCL.

Release of Transfer Restrictions.  If Snyder’s does not remit the amount of its estimate of the fair value of the shares, it will return any certificates that have been deposited and release the shares of a dissenter from the restriction on transfer imposed as a result of the dissenter’s demand for payment. Snyder’s may make a notation on any such certificates that such demand has been made. If shares with respect to which notation has been so made are transferred, each new certificate issued for such shares shall bear a similar notation, together with the name of the original dissenting holder or owner of the shares. A transferee of such shares will not acquire by transfer any rights in the corporation other than those that the original dissenter had after making demand for payment of their fair value.

Dissenting Shareholder’s Estimate of Fair Value.  If Snyder’s gives notice of its estimate of the fair value of the shares of Snyder’s common stock, without remitting this amount, or remits payment of its estimate of the fair value of the shares of Snyder’s common stock, and the dissenter believes that the amount remitted or stated is less than the fair value of such shares, the dissenter may send to Snyder’s his or her own estimate of the fair value of the shares. Such estimate shall be deemed a demand for payment of the amount of the deficiency. If the dissenter does not file his or her estimate within 30 days after the mailing by Snyder’s of its remittance or notice, the dissenter will only be entitled to the amount stated in the notice or remitted to him or her by Snyder’s.

Resort to Court for Relief.  If, within 60 days after the latest of (i) the effectuation of the merger, (ii) timely receipt of any demands for payment by a dissenter or (iii) the timely receipt of any dissenter’s estimate of fair value, any demands for payment remain unsettled, Snyder’s may file in court an application for relief, requesting that the court determine the fair value of the shares. There is no assurance that Snyder’s will file this application.

In the court proceeding, all dissenters, wherever residing, whose demands have not been settled will be made parties to the proceeding as in an action against their shares. A copy of the application will be served on each such dissenter. The jurisdiction of the court will be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser will have such power and authority as may be specified in the order of appointment or in any amendment thereof. Each dissenter made a party will be entitled to recover an amount equal to the fair value of the dissenter’s shares, or if Snyder’s previously remitted any amount to the dissenter, any amount by which the fair value of the dissenter’s shares is found to exceed the amount previously remitted, in either case plus interest at the rate set forth in Subchapter D of Chapter 15 of the PBCL.

If Snyder’s fails to file an application for relief, any dissenter who made a demand and who has not already settled his or her claim against Snyder’s may file an application for relief in the name of Snyder’s any time within 30 days after the expiration of the 60-day period described above in which Snyder’s could have done so. If no dissenter files an application within the 30-day period, each dissenter entitled to file an application shall be paid Snyder’s estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

Costs and Expenses of Court Proceedings

The costs and expenses of the court proceedings, including the reasonable compensation and expenses of the appraiser appointed by the court, will be determined by the court and assessed against Snyder’s. The court may, however, apportion and assess any part of the costs and expenses of court proceedings as it deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment the court finds to be in bad faith. If Snyder’s fails to comply substantially with the requirements of Subchapter D of Chapter 15 of the PBCL, the court may levy fees and expenses of counsel and of experts for the parties as it deems appropriate against Snyder’s and in favor of any or all dissenters. The court may levy fees and expenses of counsel and experts against either Snyder’s or a dissenter, if the court finds that a party acted in bad faith. If the court finds that the services of counsel for any dissenter substantially benefited other dissenters similarly situated and should not be assessed against Snyder’s, it may award counsel reasonable fees to be paid out of the amounts awarded to the dissenters who benefited.

No Right to an Injunction

Under the PBCL, a Snyder’s shareholder has no right to obtain, in the absence of fraud or fundamental unfairness, an injunction against the transaction proposal, nor any right to valuation and payment of the fair value of the holder’s shares because of the merger, except to the extent provided by the dissenters rights provisions of Subchapter D of Chapter 15 of the PBCL. The PBCL also provides that, absent fraud or fundamental unfairness, the rights and remedies provided by Subchapter D of Chapter 15 are exclusive.

NASDAQ Listing of Lance Common Stock

Lance has agreed to use its reasonable best efforts to cause the shares of Lance common stock to be issued in the merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the completion of the merger. Such approval is a condition to the completion of the merger. If the merger is deemed a change in control by NASDAQ, the combined company may be required to submit a de novo application for initial listing on NASDAQ the approval of which is also a condition to closing.

Litigation Related to the Merger

On August 5, 2010, Albert A. Ward filed a putative class action petition on behalf of Lance’s stockholders in the Mecklenburg County, North Carolina Superior Court against Lance, the members of Lance’s board of directors and Snyder’s, which is referred to as the “Ward petition.” The Ward petition generally alleges that the valuation of the proposed merger unfairly overvalues the relative contribution of Snyder’s and that the defendants breached their fiduciary duties by failing to maximize stockholder value in connection with the proposed merger and their duty of candor by distributing an offering document related to the proposed merger that was incomplete or incorrect. The Ward petition seeks: (i) injunctive relief preventing consummation of the proposed merger, unless and until Lance adopts and implements a procedure or process to obtain a transaction that provides the best possible terms for stockholders; (ii) injunctive relief preventing consummation of the proposed merger, unless and until Lance’s disclosure of all material facts concerning the proposed merger, its terms, and valuation; (iii) a directive to the individual defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Lance stockholders; and (iv) rescission of, to the extent already implemented, the proposed merger agreement and any of the terms thereof. The lawsuit is in a preliminary stage. Lance, the Lance board of directors and Snyder’s believe that the lawsuit is without merit and intend to defend it vigorously.

On September 3, 2010, David Shaev filed a putative class action petition on behalf of Lance’s stockholders in the United States District Court for the Western District of North Carolina, Charlotte Division against Lance, the members of Lance’s board of directors and Snyder’s, which is referred to as the “Shaev petition.” The Shaev petition generally alleges that (i) the preliminary joint proxy statement/prospectus filed with the SEC on August 13, 2010 by Lance contained material omissions and misrepresentations and (ii) the board of directors of Lance, aided and abetted by Lance and Snyder’s, breached its state-law fiduciary duties to Lance stockholders by failing to maximize shareholder value by agreeing to sell Lance for inadequate consideration and disseminating an inadequate joint proxy statement/prospecuts. The Shaev petition seeks, among other things: (i) injunctive relief to prevent proceeding with, consummating or closing the proposed merger, unless and until the disclosures requested in the Shaev petition are made and, (ii) in the event the proposed merger is consummated, rescission of the proposed merger or the award of rescissory damages. The lawsuit is in a preliminary stage. Lance, the Lance board of directors and Snyder’s believe that the lawsuit is without merit and intend to defend it vigorously.

MANAGEMENT AND CORPORATE GOVERNANCE OF
THE COMBINED COMPANY FOLLOWING THE MERGER

Board of Directors

Upon completion of the merger and approval of the director election proposal, the board of directors of the combined company will have 14 members comprised of seven of Lance’s current directors and seven of Snyder’s current directors. Michael A. Warehime will be the Chairman of the Board and W.J. Prezzano will be the Lead Independent Director of the combined company.

The table below sets forth the names, ages, classes and positions of the combined company’s anticipated directors. This information was provided by the directors as of July 21, 2010.

Name	Age	Class(1)	Position

C. Peter Carlucci, Jr.	67	2011	Director
William R. Holland	71	2011	Director
James W. Johnston	64	2011	Director
W. J. Prezzano	69	2011	Lead Independent Director
Patricia A. Warehime(2)	55	2011	Director
Sally W. Yelland(2)	73	2011	Director
Jeffrey A. Atkins	61	2012	Director
Peter P. Brubaker	63	2012	Director
Carl E. Lee, Jr.	50	2012	President and Chief Operating Officer and Director
Isaiah Tidwell	65	2012	Director
John E. Denton	66	2013	Director
David V. Singer	55	2013	Chief Executive Officer and Director
Dan C. Swander	67	2013	Director
Michael A. Warehime(2)	69	2013	Chairman of the Board

(1)	The year reflected in the class column represents the year in which the director will be subject to reelection at the annual stockholders meeting of the combined company. Each director is expected to serve until such time or his or her successors are elected and qualified.

(2)	Michael A. Warehime and Patricia A. Warehime are married. Michael A. Warehime and Sally W. Yelland are brother and sister.

Set forth below is biographical information concerning each proposed director of the combined company, including each proposed director’s principal occupation and the period during which such person has served as a director or officer of Lance or Snyder’s, as the case may be, as well as a brief description of the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the combined company.

Jeffrey A. Atkins has been the Executive Vice President and Chief Financial Officer of ACH Food Companies, Inc., a Memphis, TN food manufacturer, distributor and marketer, since 2003. He worked as a private investor from 2001 until 2003; Chief Financial Officer of Springs Industries, Inc., a Fort Mill, SC manufacturer and distributor of textile home furnishings from 1999 until 2001; and Chief Executive Officer and Chief Financial Officer of Pete’s Brewing Company, a Palo Alto, CA craft-beer brewer and marketer from 1997 until 1998. He held various positions including Vice President of Corporate Planning (1995-1996) at The Quaker Oats Co., a Chicago, IL food and beverage marketer and manufacturer, from 1977 to 1996. He has served as a Director of Lance since 2006. Mr. Atkins brings to the Board of Directors a valuable understanding of the food industry gained through his many years of experience with several companies in the industry, including almost 20 years with The Quaker Oats Company. He also provides a unique perspective to the Board of Directors because of his experience as the Chief Financial Officer for multiple companies.

Peter P. Brubaker has been the President of Hammer Creek Enterprises LLC, a private investments and financial advisory firm, since 2005. From 1995 until 2005, Mr. Brubaker was the President and Chief Executive Officer of Susquehanna Media Company, a radio broadcasting and cable television company. He served as the Vice President and Chief Financial Officer of Susquehanna Pfaltzgraff Company from 1980 until 2004. He is on the Board of Directors of FEC Technologies and is a member of Snyder’s Board of Directors. Mr. Brubaker is qualified to be a Director because of the valuable combination of financial expertise and executive and managerial experience that he brings to the Board of Directors.

C. Peter Carlucci, Jr. has been a Member of the law firm of Eckert Seamans Cherin & Mellott, LLC since 1989. From 2005 until 2007, he served as a Director of Sigma Coatings USA, Inc. and a Managing Director of Sigma Coatings USA, B.V., producers of industrial coatings. He also serves on the Board of Directors of Snyder’s. Mr. Carlucci provides a valuable perspective to the Board of Directors from his experience in the legal profession. He also brings an appreciation of the role of the Board of Directors which was acquired through his service on Snyder’s and other Boards.

John E. Denton works as a private investor. From 2004 until 2009, Mr. Denton was a partner at Maloney, Mitchell and Denton, a commercial real estate firm specializing in planned unit developments and mixed use communities. He has worked as a Division Manager at Proctor and Gamble Food Products, President of Hanover Foods, and Chairman and Chief Executive Officer of New World Pasta. Mr. Denton has also served as President and Chief Executive Officer of Snyder’s and is a current Director of Snyder’s. Mr. Denton is qualified for service on the Board of Directors because of his extensive knowledge of the food industry acquired through his experience with numerous companies in the industry, including Snyder’s. His understanding and appreciation of Snyder’s business will also be valuable to the Board of Directors.

William R. Holland has worked as a private investor since 2001. He was the Chief Executive Officer of United Dominion Industries Limited, a Charlotte, NC diversified manufacturing company from 1986 until 2000 and the Chairman of United Dominion Industries Limited from 1987 until 2001. He is a Director of Goodrich Corp. and EnPro Industries, Inc. and has been a Director of Lance since 1993. Mr. Holland’s longstanding quality service as a member of Lance’s Board of Directors and his experience serving on the boards of directors of several other companies give him a valuable understanding of the role of the Board of Directors and qualify him for service on the combined company’s Board of Directors. Mr. Holland’s legal background provides the Board of Directors with a unique perspective on many of the issues that the combined company may face and will make him a valuable member of a well-rounded Board of Directors.

James W. Johnston has served as the President and Chief Executive Officer of Stonemarker Enterprises, Inc., a Mooresville, NC consulting and investment company, since 1996. He was the Vice Chairman of RJR Nabisco, Inc., a Winston-Salem, NC diversified manufacturer of consumer products from 1995 until 1996; Chairman of R. J. Reynolds Tobacco Worldwide from 1993 until 1996; and Chairman and Chief Executive Officer of R. J. Reynolds Tobacco Co. from 1989 until 1996. He is a Director of Sealy Incorporated and has served as a Director of Lance since 2008. Mr. Johnston provides the Board of Directors with a valuable perspective acquired through his significant leadership and executive experience. He also brings an important understanding of the role of the Board of Directors because of his previous board experience.

Carl E. Lee, Jr. has served as the President and Chief Executive Officer of Snyder’s since 2005. From 1986 until 1997, Mr. Lee held various sales and marketing positions with Frito-Lay, including managing sales for Frito-Lay Europe. In 1997, Mr. Lee began working for Nabisco where he led their South American business, served as President of their Caricam Region and their Southern Cone Region. Mr. Lee also led Nabisco’s Global Export business which covered 95 countries. Mr. Lee has served on the Board of Directors of Welch’s Foods since 2009 and on Snyder’s Board of Directors since 2006. Mr. Lee will bring to the Board of Directors his significant understanding of Snyder’s business and operations acquired through his service as the President and CEO of Snyder’s. His extensive experience in the snack food industry will provide the Board with a valuable perspective.

W. J. Prezzano has served as the Chairman of the Board of Lance since 2005 and has worked as a private investor since 1997. He was the Vice Chairman of Eastman Kodak, Inc. in Rochester, NY from 1996 until 1997. During his 32-year career, Mr. Prezzano’s responsibilities included managing Kodak’s extensive consumer products and brands globally. He is a Director of TD Bank Financial Group (Toronto, Canada), TD Ameritrade Holding Corporation, Roper Industries, Inc., EnPro Industries, Inc. and Chairman of Medical University of South Carolina Foundation. He has served as a Director of Lance since 1998. Mr. Prezzano brings to the Board of Directors his significant managerial and executive experience as well as extensive experience serving on multiple boards of directors. His years of dedicated service as a member of Lance’s Board of Directors also qualify him to serve as a member of the combined company’s Board of Directors.

David V. Singer has served as President and Chief Executive Officer of Lance since 2005. He was the Executive Vice President and Chief Financial Officer of Coca-Cola Bottling Co. Consolidated, Charlotte, NC, beverage manufacturing and distribution, from 2001 until 2005 and Vice President and Chief Financial Officer of Coca-Cola Bottling Co. Consolidated from 1986 until 2001. He is a Director of Flowers Foods, Inc. and has been a Director of Lance since 2003. Mr. Singer will provide the combined company’s Board of Directors with a vital understanding and appreciation of Lance’s business which he has developed while serving as Lance’s President and CEO for the past five years and as a member of Lance’s Board of Directors for the past seven years. He brings extensive management and financial experience to the Board of Directors as well as significant knowledge of the food and beverage industries.

Dan C. Swander has been the Operating Partner of Swander Pace Capital, an equity investment firm specializing in consumer products and related industries in San Francisco, CA since 2006. He was the Chief Executive Officer of Method Products, Inc., a San Francisco, CA marketer of household cleaning and personal care products, from 2008 until 2009; Executive Vice President of Basic American Foods, Inc., a Walnut Creek, CA food manufacturing company from 2004 until 2005; President and Chief Operating Officer of International Multifoods Corporation, a Minnetonka, MN food manufacturing company, from 2001 until 2004; and Chairman and Director of Swander Pace & Company, a strategy consulting firm specializing in the food, beverage and packaged goods industries in San Francisco, CA, from 1987 until 2001. He has served as a Director of Lance since 2004. Mr. Swander’s significant executive experience, which includes experience in the food and packaged goods industries, particularly qualifies him to serve on the combined company’s Board of Directors. Mr. Swander brings his knowledge of the finance sector to the Board of Directors acquired through his experience with an equity investment firm.

Isaiah Tidwell has worked as a private investor since 2005. He was the Georgia Wealth Management, Director, Executive Vice President — Wachovia Bank, N.A. in Atlanta, GA from 2001 until 2005; President of Georgia Banking — Wachovia Bank, N.A. in Atlanta, GA from 1999 until 2001; and Executive Vice President and Southern/Western Regional Executive of Wachovia Bank, N.A. from 1996 until 1999. He is a Director of Ruddick Corporation and Lincoln National Corporation and has served as a Director of Lance since 1995. Mr. Tidwell’s years of dedicated service as a member of Lance’s Board of Directors qualify him for service on the combined company’s Board of Directors. His experience in the banking industry also provides a valuable perspective to the Board of Directors.

Michael A. Warehime serves as the Chairman of Snyder’s Board of Directors. From 1973 until 1992, he served as the Chairman and a Director of Farmers Bank & Trust Company. Mr. Warehime is also the President of Warehime Enterprises, ARWCO Corporation and MAW Associates, LP, and the Co-Chairman and Chief Executive Officer of Seafood America. Mr. Warehime, who owns a significant interest in Snyder’s, is uniquely qualified to serve on the Board of Directors because of his deep knowledge of Snyder’s business and his many years of experience in the food industry. In addition, he brings to the Board of Directors his expertise in the areas of marketing, sales and finance.

Patricia A. Warehime worked as an occupational therapist at the Lincoln Intermediate Unit Preschool Program in New Oxford, PA. She currently serves on the Board of Directors of Capital Blue Cross Insurance Company and is a member of the Board of Trustees of Elizabethtown College in Elizabethtown, PA. In addition, Ms. Warehime serves as a member of the Board of Directors of Snyder’s. Through her service on the

Board of Snyder’s, Ms. Warehime brings a knowledge of the snack food industry. She also brings an appreciation for the role of the Board of Directors acquired through her diverse board experience.

Sally W. Yelland served as Vice President and Director of J.F. Rohrbaugh & Co., Inc., a manufacturer of wooden pallets and containers in Hanover, PA from the early 1960s until 2008. She served as Vice President and Director of Tradition House, a furniture manufacturer in Hanover, PA from the late 1970s until 1992. Ms. Yelland served as a Director of Hanover Foods Corporation, a manufacturer of canned and frozen vegetables in Hanover, PA from 1976 to 1994. In addition, Ms. Yelland served as a Director for Farmers Bank and Trust Company from the late 1980s until 1992. Ms. Yelland has been a Director of ARWCO Corporation, a financing, land holding and development company in Hanover, PA from 1981 to 2003, holding the position of President from 1981 to 1995 and Vice President from 1996 to the present. Ms. Yelland has been a Director with Snyder’s since 1980. Ms. Yelland’s knowledge of the food industry and her appreciation for the role of the Board of Directors acquired through her service on the various boards provides the basis for her continued contributions to the Board of Directors.

Director Independence

Lance’s board of directors currently has nine members, eight of whom the board of directors has affirmatively determined, are not officers or employees of Lance or its subsidiaries or individuals having a relationship that, in Lance’s board of directors’ opinion, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and are therefore considered “independent” in accordance with applicable NASDAQ listing standards. The independent directors of Lance are: Jeffrey A. Atkins, J. P. Bolduc, William R. Holland, James W. Johnston, W. J. Prezzano, Dan C. Swander, Isaiah Tidwell and S. Lance Van Every. The combined company’s board of directors will have 14 members, 9 of whom the board of directors of Lance has determined will be independent in accordance with the foregoing standards. Lance’s board of directors has determined that the independent directors of the combined company will be Jeffrey A. Atkins, William R. Holland, James W. Johnston, W. J. Prezzano, Dan C. Swander, Isaiah Tidwell, Peter P. Brubaker, John E. Denton and C. Peter Carlucci, Jr.

Board Leadership Structure

The corporate governance principles of the combined company have been amended, subject to and effective upon the completion of the merger, to provide for a Lead Independent Director when the Chairman of the Board is not an independent director. The Lead Independent Director will be elected by the independent directors of the board and will be responsible for, among other things, coordinating the activities of the independent directors; advising the Chairman and participating with the Chairman and Chief Executive Officer in preparing board meeting schedules and agendas; advising the Chairman and Chief Executive Officer as to the quality, quantity and timeliness of information provided to the independent directors; presiding at all meetings of the board when the Chairman is not present and at all executive sessions of the board; calling meetings of the independent directors; recommending the retention of consultants by the board; interviewing director candidates along with the members of the Governance and Nominating Committee; assisting with compliance with the combined company’s governance principles; coordinating and moderating executive sessions of the board; evaluating along with the Compensation Committee the Chief Executive Officer’s performance; recommending to the Governance and Nominating Committee the membership of the committees of the board and committee chairmen; and serving as a member of the Executive Committee and as a member of all other committees of the board. Upon consummation of the merger, Mr. Warehime will be the Chairman of the Board and Mr. Prezzano will serve as the Lead Independent Director.

Board Committees

Upon the completion of the merger and subject to satisfaction of applicable independence and other requirements for service, the committees of the board of directors of the combined company are expected to be comprised as follows:

				Governance and	Banking and
Director	Executive	Audit	Compensation	Nominating	Contracts

Jeffrey A. Atkins	X	X (Chair)
Peter P. Brubaker		X		X
C. Peter Carlucci, Jr.			X	X
John E. Denton	X		X	X
William R. Holland	X		X (Chair)	X
James W. Johnston		X		X
Carl E. Lee, Jr.
W. J. Prezzano	X	X	X	X (Chair)	X
David V. Singer	X				X (Chair)
Dan C. Swander			X	X
Isaiah Tidwell		X	X
Michael A. Warehime	X (Chair)
Patricia A. Warehime
Sally W. Yelland

For further discussion of the material interests of directors of Lance and Snyder’s in the merger that may be in addition to, or different from, their interests as stockholders, see “— Interests of Lance Directors, Executive Officers and Principal Shareholder in the Merger” and “— Interests of Snyder’s Directors, Executive Officers and Principal Shareholder in the Merger” beginning on pages 60 and 66, respectively.

Executive Officers

Upon completion of the merger, Lance’s President and Chief Executive Officer, currently Mr. Singer, is expected to serve as the Chief Executive Officer of the combined company, and the President and Chief Executive Officer of Snyder’s, currently Mr. Lee, is expected to serve as the President and Chief Operating Officer of the combined company. Rick D. Puckett, currently Executive Vice President, Chief Financial Officer, Treasurer and Secretary of Lance, is expected to serve as Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the combined company. The remaining executive officers will be determined by the board of directors of the combined company after the merger is consummated.

The following table sets forth the name, age and position of each individual who is proposed to serve as an executive officer of the combined company. This information was provided by the proposed executive officers as of July 21, 2010.

Name	Age	Position

David V. Singer	55	Chief Executive Officer
Carl E. Lee, Jr.	50	President and Chief Operating Officer
Rick D. Puckett	57	Executive Vice President, Chief Financial Officer, Treasurer and Secretary

Set forth below is biographical information concerning each proposed executive officer of the combined company.

David V. Singer has served as the President and Chief Executive Officer of Lance since 2005. He was the Executive Vice President and Chief Financial Officer of Coca-Cola Bottling Co. Consolidated, Charlotte, NC, beverage manufacturing and distribution, from 2001 until 2005 and Vice President and Chief Financial Officer of Coca-Cola Bottling Co. Consolidated from 1986 until 2001. He is a Director of Flowers Foods, Inc. and has been a Director of Lance since 2003.

Carl E. Lee, Jr. has served as the President and Chief Executive Officer of Snyder’s since 2005. From 1986 until 1997, Mr. Lee held various sales and marketing positions with Frito-Lay, including managing sales for Frito-Lay Europe. In 1997, Mr. Lee began working for Nabisco where he led their South American business, served as President of their Caricam Region and their Southern Cone Region. Mr. Lee also led Nabisco’s Global Export business which covered 95 countries. Mr. Lee has served on the Board of Directors of Welch’s Foods since 2009 and on Snyder’s Board of Directors since 2006.

Rick D. Puckett has been Executive Vice President, Chief Financial Officer and Secretary of Lance since January 2006 and Treasurer of Lance since April 2006. Previously, he was Executive Vice President, Chief Financial Officer and Treasurer of United Natural Foods, Inc., a wholesale distributor of natural and organic products from 2005 to January 2006; and Senior Vice President, Chief Financial Officer and Treasurer of United Natural Foods, Inc. from 2003 to 2005.

For further discussion of the material interests of executive officers of Lance and Snyder’s in the merger that may be in addition to, or different from, their interests as stockholders, see “— Interests of Lance Directors and Executive Officers in the Merger” and “— Interests of Snyder’s Directors, Executive Officers and Principal Shareholder in the Merger” beginning on pages 60 and 66, respectively.

THE MERGER AGREEMENT

This section of this joint proxy statement/prospectus describes the material provisions of the merger agreement but does not describe all of the terms of the merger agreement and may not contain all of the information about the merger agreement that is important to you. The following summary is qualified by reference to the complete text of the merger agreement and the amendment to the merger agreement, each of which is included in Annex A to this joint proxy statement/prospectus and incorporated by reference herein. You are urged to read the full text of the merger agreement, as it may be amended from time to time, because it is the legal document that governs the merger. The merger agreement is not intended to provide you with any other factual information about Lance or Snyder’s or their respective businesses.

The representations, warranties and covenants contained in the merger agreement were made only for purposes of the merger agreement, as of a specific date, and may be subject to more recent developments. These representations were made solely for the benefit of the parties to the merger agreement and may be subject to important qualifications and limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purpose of allocating risk between parties to the merger agreement rather than the purpose of establishing these matters as facts, and may apply standards of materiality in a way that is different than what may be viewed as material by investors. These representations do not survive the completion of the merger. For the foregoing reasons, one should not rely on the representations, warranties and covenants or any descriptions of those provisions as characterizations of the actual state of facts or condition of Snyder’s or Lance or any of their respective subsidiaries or affiliates, but instead should read them only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this joint proxy statement/prospectus.

Terms of the Merger

The merger agreement provides that, subject to the terms and conditions of the merger agreement, and in accordance with the PBCL, upon the completion of the merger, Snyder’s will merge with Merger Sub, a wholly-owned subsidiary of Lance, with Snyder’s continuing as the surviving wholly-owned subsidiary of Lance. Upon the completion of the merger, each share of Snyder’s common stock that is issued and outstanding immediately before the completion of the merger (other than any shares of Snyder’s common stock held by Snyder’s which will be cancelled upon the completion of the merger) will be converted into the right to receive 108.25 shares of Lance common stock (which is referred to as the “exchange ratio”). The exchange ratio is not subject to adjustment for fluctuations in the price of Lance common stock.

Lance will not issue fractional shares of Lance common stock in the merger. Instead, a Snyder’s shareholder that otherwise would have received a fraction of a share of Lance common stock will receive an amount of cash (without interest), which is referred to as the “fractional share payment.” The fractional share payment will be determined by multiplying the fraction of a share of Lance common stock that the Snyder’s shareholder would otherwise receive by the last reported sales price of a share of Lance common stock on NASDAQ, on the last complete trading day before the completion of the merger.

Special Dividend

Prior to and conditioned upon the closing of the merger, the board of directors of Lance will declare a special cash dividend of $3.75 per share to all holders of record of shares of Lance common stock on the day prior to the closing of the merger. The special dividend will be payable 8 days after the closing of the merger to all holders of Lance common stock on the record date. Because the record date for the special dividend will be prior to the closing of the merger, holders of Snyder’s common stock who receive shares of Lance common stock in the merger will not be entitled to receive the special dividend with respect to shares of Lance common stock they receive in the merger. Holders of restricted shares of Lance common stock will be entitled to receive the special dividend. Additionally, while holders of outstanding Lance stock options will not be entitled to receive a special dividend, holders of Lance stock options will receive a reduction to the exercise price of their options for the amount of the special dividend, or a cash payment not to exceed $1.50 per option share to the extent that the exercise price cannot be adjusted by the amount of the special dividend in compliance with Section 409A of the Internal Revenue Code. Based upon the number of shares of Lance common stock outstanding on October 15, 2010, the total amount of the special dividend would have been approximately $121.8 million. Lance expects to fund the special dividend with cash and short term investments available after the completion of the merger and expected proceeds from a new credit facility that Lance expects to enter into before the closing. See “The Merger — Financing Commitment Letter” beginning on page 68 for additional information regarding the credit facility.

Treatment of Snyder’s Stock Options; Executive Stock Purchase Plan

All outstanding Snyder’s options, whether or not exercisable or vested, will be converted as of the effective time into new options to purchase, on similar terms, such number of shares of Lance common stock and at an exercise price per share determined as follows:

•	Number of Shares: the number of whole shares of Lance common stock subject to the new option will be equal to the product of (1) the number of shares of Snyder’s common stock subject to the Snyder’s options immediately before the effective time and (2) the exchange ratio, the product being rounded down, if necessary, to the nearest whole share; and

•	Exercise Price: the exercise price per share of Lance common stock of a new option will be equal to (1) the per share exercise price of the Snyder’s option divided by (2) the exchange ratio, the quotient being rounded up, if necessary, to the nearest whole penny.

As of the effective time, the combined company will assume the obligations of Snyder’s employee stock option or similar plans. Lance and Snyder’s agreed to amend these plans to (1) reflect the conversion of Snyder’s options discussed above, (2) prohibit any automatic grant of options, and (3) if requested by Lance, terminate any or all Snyder’s stock option or similar plans except with respect to outstanding awards. Further, if requested by Lance, Snyder’s will terminate its executive stock purchase programs.

Exchange of Snyder’s Stock Certificates

As soon as reasonably practicable after the merger, if you are a Snyder’s shareholder, Computershare Investor Services, LLC, the “Exchange Agent,” will mail you a letter of transmittal and instructions for use in surrendering certificate(s) in exchange for the shares of Lance common stock, any fractional share payment and any dividends or distributions to which you are entitled.

After you surrender to the Exchange Agent your Snyder’s common stock certificate(s), accompanied by a properly completed letter of transmittal, you will be entitled to receive promptly after the effective time the shares of Lance common stock and any fractional share payment represented by your Snyder’s common stock certificate(s). You must pay any transfer or other similar taxes required by reason of the surrender or establish to the satisfaction of Lance that the tax has been paid or is not applicable. The Exchange Agent has the right to withhold certain amounts of consideration as required to comply with the Code. In the event the Exchange Agent withholds any amounts and timely pays those amounts to the appropriate governmental body, those withheld amounts will be treated as having been paid to you.

PLEASE DO NOT SUBMIT YOUR SNYDER’S STOCK CERTIFICATES FOR EXCHANGE UNTIL YOU RECEIVE THE TRANSMITTAL INSTRUCTIONS AND LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

Until you properly surrender your certificate(s), each of your Snyder’s certificates represents only the right to receive, without interest, 108.25 shares of Lance common stock for each share of Snyder’s common stock you own and any fractional share payment.

If your Snyder’s shares were transferred to you and that transfer is not registered in the stock transfer records of Snyder’s, then you will not receive the merger consideration unless the certificate(s) has been properly endorsed or otherwise in proper form for transfer and you otherwise comply with the transmittal instructions. If Lance effects any dividend or other distribution on the Lance common stock with a record date occurring after the time the merger is completed and a payment date before the date you surrender your Snyder’s stock certificate(s), you will receive the dividend or distribution, without interest, with respect to the whole shares of Lance common stock issued to you after you surrender your Snyder’s stock certificate(s) and the shares of Lance common stock are issued in exchange.

If your Snyder’s stock certificate(s) has been lost, stolen or destroyed, you may receive shares of Lance common stock upon the making of an affidavit of that fact. Lance may, in its discretion, require you to post bond in such an amount as Lance may determine is reasonably necessary as indemnity against any claim that may be made against Lance or the Exchange Agent with respect to the lost, stolen or destroyed Snyder’s stock certificate.

Dissenters Rights

If you are a Snyder’s shareholder and you do not vote in favor of the merger and you comply with all of the relevant provisions of Subchapter D of Chapter 15 of the PBCL, then your shares of Snyder’s common stock will not be converted into Lance shares. Instead, you will be entitled only to the rights granted to you by Section 1930(a) and the relevant provisions of Subchapter D of Chapter 15 of the PBCL. Snyder’s shareholders who follow the procedures of Subchapter D of Chapter 15 of the PBCL will be entitled to receive from Snyder’s the fair value of their shares calculated as of immediately before the effectuation of the merger. Fair value takes into account all relevant factors but excludes any appreciation or depreciation in anticipation of the merger. Snyder’s has granted Lance the right to participate in any negotiations with dissenting stockholders. Any holder of shares of Snyder’s common stock who desires to exercise dissenters rights should review carefully Subchapter D of Chapter 15 of the PBCL and is urged to consult a legal advisor before electing or attempting to exercise those dissenters rights. If holders of more than 3% of the outstanding Snyder’s Shares exercise dissenters rights, to the extent that the exercise results in a change to the economic arrangement between Lance and Snyder’s set forth in the merger agreement, the parties have agreed to negotiate in good faith, with the assistance of Wells Fargo Securities, to come up with a resolution that preserves the previously negotiated economic arrangement. For further discussion of appraisal rights in connection with the merger, see “The Merger — Appraisal Rights” beginning on page 70.

Governance Matters upon Completion of the Merger

Board of Directors

Upon the completion of the merger, the combined company will have a 14 member board drawn from the existing boards of both companies. The board will be comprised of seven directors of the current Lance board of directors and seven directors of the current Snyder’s board of directors. The Lance directors will be William R. Holland, James W. Johnston, W. J. Prezzano (Lead Independent Director), Jeffrey A. Atkins, Isaiah Tidwell,

David V. Singer and Dan C. Swander. The following current Snyder’s directors will become directors of the combined company if elected by the Lance stockholders and the merger is consummated: Michael A. Warehime (Chairman), Carl E. Lee, Jr., Peter P. Brubaker and John E. Denton. In addition, three Snyder’s directors, Patricia A. Warehime, C. Peter Carlucci, Jr. and Sally W. Yelland will be appointed as directors of the combined company as of the closing of the merger.

Executive Officers

Upon the completion of the merger, Lance’s President and Chief Executive Officer, currently David V. Singer, is expected to serve as Chief Executive Officer of the combined company, and the President and Chief Executive Officer of Snyder’s, currently Carl E. Lee, Jr., is expected to serve as the President and Chief Operating Officer of the combined company. In addition, Rick D. Puckett will serve as Executive Vice President, Chief Financial Officer, Treasurer and Secretary.

Completion of the Merger

Unless Lance and Snyder’s agree otherwise, the parties are required to complete the merger no later than the second business day after satisfaction or waiver of all the conditions described under “— Conditions to Completion of the Merger” below. The merger will be effective at the time the articles of merger are filed with the Department of State of the Commonwealth of Pennsylvania or at a later time specified by the parties in the articles of merger.

Conditions to Completion of the Merger

The obligations of Lance and Snyder’s to complete the merger are each subject to the satisfaction of the following conditions (with certain exceptions):

•	approval by Snyder’s shareholders of the merger proposal;

•	approval by Lance stockholders of the share issuance proposal;

•	approval, to the extent required by NASDAQ, of Lance’s de novo application for initial listing on NASDAQ and authorization of the listing on NASDAQ of the shares of Lance common stock to be issued in the merger on NASDAQ;

•	effectiveness of this joint proxy statement/prospectus and the absence of a stop order or proceedings threatened or initiated by the SEC;

•	termination or expiration of any waiting period (and any extension thereof) applicable to the merger under the HSR Act;

•	receipt of other required regulatory and third party approvals; and

•	absence of legal prohibitions to the merger.

In addition, each of Lance’s and Snyder’s obligations to complete the merger is subject to the satisfaction of the following conditions:

•	the truth and correctness of the other party’s representations and warranties in the merger agreement (in some instances without giving effect to any materiality qualifications);

•	the prior performance by the other party of all of its obligations under the merger agreement;

•	receipt of a certificate executed by an executive officer of the other party as to the satisfaction of the conditions described in the preceding two bullets;

•	the absence of any event that has had or would reasonably be excepted to have a material adverse effect on the other party;

•	with respect to Lance’s obligations, receipt of a legal opinion from Snyder’s counsel;

•	receipt by each of Lance and Snyder’s of a legal opinion from that party’s counsel to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code; and

•	with respect to Lance’s obligations, the modification or termination of certain split-dollar life insurance policies held by Snyder’s.

The merger agreement provides that any or all of these conditions may be waived, in whole or in part, by Lance or Snyder’s, to the extent legally allowed; provided that neither party may waive the tax opinion condition following the approval of the merger by such party’s stockholders, unless further stockholder approval is obtained with appropriate disclosure. Neither Snyder’s nor Lance currently expects to waive any material condition to the completion of the merger.

Representations and Warranties

Each of Lance and Snyder’s has made representations and warranties regarding, among other things:

•	organization, good standing and corporate power, charter documents and ownership of subsidiaries and permits and other approvals necessary to operate the business as presently constituted;

•	capital structure;

•	corporate authority to enter into and perform the merger agreement, enforceability of the merger agreement, approval of the merger agreement by each party’s board of directors and voting requirements to complete the merger and the other transactions contemplated by the merger agreement;

•	absence of conflicts with or defaults under organizational documents, other contracts and applicable laws;

•	Required regulatory filings and consents and approvals of governmental entities;

•	the preparation and presentation of financial statements and maintenance of “internal control over financial reporting”;

•	conduct of the business and absence of certain changes since a specified date through the date of the merger agreement, except as contemplated by the merger agreement, including that there has been no fact, event, change, development or set of circumstances that has had or would be expected to have a material adverse effect on the party making the representation;

•	the absence of undisclosed material liabilities;

•	title to properties, the absence of encumbrances and leasehold interests;

•	validity of accounts receivable;

•	quality and quantity of inventory;

•	owned and leased real property;

•	matters with respect to material contracts;

•	intellectual property matters;

•	tax matters;

•	compliance with applicable laws and validity of permits;

•	the absence of certain litigation;

•	environmental matters;

•	labor and other employment matters, including benefit plans;

•	material customers and suppliers;

•	transactions with related persons and affiliates;

•	capital expenditures;

•	effectiveness of insurance policies;

•	the absence of undisclosed brokers’ fees and expenses;

•	accuracy of the information supplied for inclusion in, and compliance with applicable securities laws by, this joint proxy statement/prospectus;

•	acceleration of rights and benefits in connection with the merger; and

•	the absence of any untrue statement of material fact or any omission of any necessary material fact.

Many of the representations and warranties in the merger agreement are qualified by “knowledge,” “materiality” or “material adverse effect.” For purposes of determining whether the representations and warranties are accurate as of the closing, the representations and warranties will be deemed to be accurate so long as they are accurate in all material respects (those that are already qualified by a “materiality” or “material adverse effect” standard must be accurate in all respects).

Except as discussed in the next paragraph below, in no event may any of the following be taken into account, individually or in the aggregate, when determining whether there has been or would reasonably be expected to be a “material adverse effect”:

•	changes in GAAP or regulatory accounting requirements, to the extent these changes do not adversely affect Lance or Snyder’s in a disproportionate manner relative to other participants in the Lance’s and Snyder’s industry;

•	changes in laws, rules or regulations of general applicability to companies in the industries in which Lance and Snyder’s operate, to the extent these changes do not adversely affect Lance or Snyder’s in a disproportionate manner relative to other participants in the Lance’s and Snyder’s industry;

•	changes in global, national or regional political conditions or general economic or market conditions (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets), to the extent these changes do not adversely affect Lance or Snyder’s in a disproportionate manner relative to other participants in the Lance’s and Snyder’s industry;

•	failure, in and of itself, to meet forecasts, estimates, projections or predictions in respect of revenues, earnings or other financial or operational metrics for any period (the facts and circumstances giving rise to any failure that are not excluded from the definition of material adverse effect may be taken into account);

•	any change in the price or trading volume of Lance on NASDAQ (the facts and circumstances giving rise to any failure that are not excluded from the definition of material adverse effect may be taken into account), but only if the price is more than $10.00 per share;

•	any change attributable to the negotiation, execution or announcement of the merger, including any resulting litigation, if Snyder’s or Lance, as applicable, demonstrates that these effects resulted from the negotiation, execution or announcement of the merger;

•	any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, to the extent these changes do not adversely affect Lance or Snyder’s in a disproportionate manner relative to other participants in the Lance’s and Snyder’s industry;

•	actions or omissions taken with the prior written consent of the other party or expressly required by the merger agreement; or

•	closing of, or suspension of trading on, NASDAQ or closing of banks in New York or San Francisco, in each case for more than two (2) consecutive business days.

The representations and warranties do not survive after the effective time of the merger.

Conduct of Business Prior to Closing

Each of Lance and Snyder’s has undertaken customary covenants in the merger agreement restricting the conduct of its respective businesses between the date of the merger agreement and the completion of the merger. In general, each of Lance and Snyder’s has agreed to (i) conduct its business in the ordinary course consistent with past practices and (ii) use commercially reasonable efforts to preserve intact its business organization advantageous business relationships and keep available the services of its current officers and employees.

In addition, between the date of the merger agreement and the completion of the merger, each of Lance and Snyder’s agreed, with respect to itself and its subsidiaries, not to, among other things, undertake any of the following (subject in each case to exceptions specified in the merger agreement or set forth in the confidential disclosure schedules to the merger agreement):

•	waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

•	grant any severance or termination pay to any employee except pursuant to written agreements in effect, or customary practices or policies existing, or adopt any new severance plan or policies;

•	transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any intellectual property rights;

•	declare, set aside or pay any dividends or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

•	purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock or other equity or profits interests of Lance, Snyder’s or their respective subsidiaries;

•	issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock or other equity or profits interests or any securities convertible into shares of capital stock or other equity or profits interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity or profits interests or any securities convertible into shares of capital stock or other equity or profits interests, or enter into other agreements or commitments of any character obligating Lance, Snyder’s or their respective subsidiaries, as the case may be, to issue any such shares or convertible securities;

•	amend or propose to amend its articles of incorporation or bylaws (or similar organizational documents);

•	acquire any business, corporation or partnership, or any assets material to the business;

•	sell or otherwise dispose of any assets, rights or properties that are material to the business;

•	incur any debt other than borrowings under existing credit facilities;

•	adopt or amend employee benefit plans or enter into employment contracts or collective bargaining agreements;

•	pay special bonuses, make loans or advances, or provide increases of salaries or fringe benefits (including rights to severance or indemnification) to directors, employees or consultants;

•	revalue any assets or make any change in accounting practices; or

•	agree in writing or otherwise commit to take any of the actions described above.

No Solicitations

Each of Lance and Snyder’s has agreed that it will not, and will cause its subsidiaries and their respective affiliates, directors, officers, employees, agents and other representatives not to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to any person relating to, an alternative acquisition proposal.

For this purpose, “alternative acquisition proposal” means a tender or exchange offer, proposal for a merger, consolidation, acquisition of assets, acquisition of equity or other business combination involving Lance, Snyder’s or any of their respective Subsidiaries, as the case may be, or any other proposal or offer, in each case that would result in the acquisition in any manner of more than 15% of the voting power in, or more than 15% of the fair market value of the business, assets or deposits of, Lance, Snyder’s or any of their respective Subsidiaries, other than the transactions contemplated by the merger.

However, in the event that:

•	Lance receives an unsolicited alternative acquisition proposal that Lance’s board of directors concludes in good faith that there is a reasonable likelihood that the proposal constitutes or is reasonably likely to result in a superior proposal (as defined below); and

•	Lance’s board of directors determines in good faith (and based on the advice of counsel) that the failure to take action would more likely than not result in a violation of its fiduciary duties under applicable law;

then, Lance may:

•	Furnish nonpublic information to the person making the alternative acquisition proposal in accordance with a customary confidentiality agreement containing terms substantially similar to and no less favorable than those terms set forth in the confidentiality agreement between Lance and Snyder’s; and

•	Participate in discussions or negotiations with that person regarding the alternative acquisition proposal.

Lance must simultaneously provide Snyder’s with any nonpublic information to the extent it has not previously provided the information to Snyder’s.

“Superior proposal” means a written alternative acquisition proposal that the board of directors of Lance concludes in good faith to be more favorable from a financial point of view to Lance’s stockholders than the merger:

•	after receiving the advice of its financial advisors;

•	after taking into account the likelihood of consummation of the merger; and

•	after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of the proposal), regulatory and other aspects of the proposal and any other relevant factors;

provided, that for purposes of the definition of “superior proposal,” the references to “15%” in the definition of alternative acquisition proposal shall be deemed to be references to “50%”.

In addition to the foregoing obligations and with respect to discussions conducted before the date of the merger agreement, Lance and Snyder’s will (1) immediately cease and cause to be terminated all existing discussions or negotiations with any person with respect to any alternative acquisition proposal, and (2) use its reasonable best efforts to enforce the confidentiality provisions relating to any alternative acquisition proposal. Each of Lance and Snyder’s will promptly (and in any event, within two business days) advise the other party following receipt of any alternative acquisition proposal (or any indication by any person that it is considering making a alternative acquisition proposal) and the substance of the proposal (including the identity of the person making the alternative acquisition proposal), and will keep the other party apprised in a timely manner of any related developments, discussions and negotiations (including the terms and conditions of the alternative acquisition proposal).

Board Recommendations

Under the merger agreement, (i) the Lance board of directors has agreed to recommend that Lance stockholders vote in favor of the share issuance proposal, which is referred to as the “Lance board recommendation” and (ii) the Snyder’s board of directors has agreed to recommend that Snyder’s shareholders vote in favor of the merger proposal, which is referred to as the “Snyder’s board recommendation.” Subject to the provisions described below, the merger agreement provides that the Lance and the Snyder’s boards of directors will not:

•	withdraw (or modify in any manner adverse to the other party) the approval, recommendation or declaration of advisability of the merger agreement and the merger, adopt or otherwise declare advisable the adoption of an alternative acquisition proposal, or resolve, propose or agree to take any of such actions (any such action referred to as an “adverse recommendation change”);

•	enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement that is reasonably likely to lead to an alternative acquisition proposal; or

•	resolve, propose or agree to take any of such actions.

However, at any time prior to obtaining each party’s stockholder approval, both the Lance and Snyder’s boards of directors may make an adverse recommendation change if either determines in good faith (after consulting with outside counsel) that failure to do so would result in a breach of its fiduciary duties under applicable law. Additionally, notwithstanding the restrictions described in this section, the merger agreement does not prohibit Lance from complying with Rule 14d-9 and Rule 14e-2 of the Exchange Act.

Efforts to Obtain Required Stockholder Approval

Each of Lance’s and Snyder’s board of directors has adopted resolutions approving the merger agreement and the merger. They further agree to take all action necessary to convene as promptly as practicable after the date of the merger agreement their respective special stockholders’ meeting. In addition, Snyder’s board of directors agreed to use all reasonable best efforts to (1) recommend to its stockholders that they adopt the merger agreement and (2) obtain from its stockholders the approval of a proposal to adopt the merger agreement. Except in the case of a Lance adverse recommendation change specifically permitted by the merger agreement, Lance’s board of directors agreed to use all reasonable best efforts to (1) recommend to its stockholders that they approve the issuance of Lance common stock in connection with the merger, (2) include the recommendation in this joint proxy/prospectus, and (3) obtain from its stockholders a vote approving the issuance. In addition, Snyder’s agreed to submit to the vote of its stockholders the merger agreement even if Snyder’s board of directors has withdrawn, modified or qualified its recommendation, unless the merger agreement has been terminated in accordance with its terms.

Agreement to Take Further Action and to Use Reasonable Best Efforts

Lance and Snyder’s each agreed to use its reasonable best efforts to take all actions necessary, proper or advisable in order to perform the merger and the other transactions contemplated by the merger agreement and other agreements (including satisfaction, but not waiver, of the closing conditions).

Other Covenants and Agreements

The merger agreement contains additional agreements relating to, among other matters:

Regulatory Matters; Consents

Subject in each case to exceptions specified in the merger agreement or set forth in the confidential disclosure schedules to the merger agreement, Lance and Snyder’s agreed, as the case may be, to:

•	promptly prepare and file with the SEC a registration statement on Form S-4, in which this joint proxy statement/prospectus was to be in included;

•	Lance agreed to use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after filing;

•	mail or deliver this joint proxy statement to their respective stockholders;

•	Lance agreed to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the merger transactions;

•	upon request, furnish all information concerning itself, its subsidiaries, directors, officers and stockholders and other matters as may be reasonably necessary or advisable in connection with this joint proxy statement, the Form S-4 or any other required document made by or on behalf of Lance, Merger Sub, Snyder’s or any of their respective subsidiaries to any governmental body in connection with the merger transactions;

•	cooperate with each other and use their respective reasonable best efforts -

•	to promptly prepare and file all necessary documentation,

•	to effect all applications, notices, petitions and filings,

•	to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental bodies that are necessary or advisable to consummate the transactions, and

•	to comply with the terms and conditions of all such Permits, consents, approvals and authorizations of all such third parties or Governmental Bodies, and shall keep the other Party apprised of the status of all such efforts;

•	file as promptly as practicable, but in no event later than ten business days after the date of the merger agreement, with the Federal Trade Commission and the Department of Justice, all required notification and report forms and provide any supplemental information requested under the HSR Act, including a request for early termination or acceleration of any applicable waiting or review periods;

•	to use their respective reasonable best efforts (at their own expense and with the other party’s cooperation) to obtain all required consents;

•	notify the other party promptly

•	upon the occurrence of any event which is required in an amendment or supplement to the Form S-4, the joint proxy statement or any required filing so that any of these documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading,

•	upon the receipt of any comments from the SEC or any other governmental body in connection with any filing, and

•	upon any request by the SEC or any other governmental body for amendments or supplements to this joint proxy statement or any other required filings or for additional information;

•	supply the other with copies of all correspondence between it and the SEC or any other governmental body with respect to the merger transactions, the Form S-4, this joint proxy/prospectus or any other required filing; and

•	except where prohibited by law or any confidentiality agreements,

•	permit the other party to review in advance and, to the extent practicable, consult with the other party in connection with any required filings, other actions or documents before submitting any of the foregoing to any third party, the SEC or any other governmental body,

•	coordinate with the other party in preparing and exchanging such information and promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with the SEC or any other governmental body, and

•	cause all documents that it is responsible for filing with any other regulatory authorities to comply in all material respects with all applicable requirements of law.

Access

Upon reasonable notice and subject to applicable laws relating to confidentiality, Snyder’s and Lance agreed prior to the closing date to provide to the other party reasonable access to all of its properties, books, contracts, commitments and records, and make available to the other party (a) a copy of any documents filed or received by it pursuant to the requirements of federal securities laws and (b) all other information concerning its business, properties and personnel as the other party may reasonably request. Where prohibited by law or otherwise, Lance and Snyder’s agreed to make appropriate substitute disclosure arrangements.

Cooperation; Control of Other Party’s Business

After the date of the merger agreement and prior to the effective time, Snyder’s and Lance agreed to cooperate, subject to applicable law, in a manner reasonably acceptable to both parties. Snyder’s and Lance will confer on a regular basis regarding the general status of the ongoing operations of Lance and Snyder’s as well as integration planning matters. Notwithstanding the cooperation, Lance does not have, directly or indirectly, the right to control or direct the operations of Snyder’s nor has Lance given Snyder’s, directly or indirectly, the right to control or direct the operations of Lance, prior to the closing date. Prior to the closing date, Lance and Snyder’s will exercise, consistent with the terms and conditions of the merger agreement, complete control and supervision over their and their subsidiaries’ respective operations.

NASDAQ Listing

Lance will use its reasonable best efforts to cause the shares of Lance common stock to be issued in connection with the merger to be authorized for listing on NASDAQ, subject to official notice of issuance, prior to the closing date. To the extent required by NASDAQ Rule 5110(a), Lance will use its reasonable best efforts to file a de novo application for initial listing in connection with the merger and obtain approval of the application by NASDAQ.

Employee Matters

From the effective time through December 31, 2010, the employees of Lance and Snyder’s who remain in the employment of the combined company (the “continuing employees”) will receive compensation and benefits that are comparable in the aggregate to the compensation and benefits provided to these employees immediately prior to the effective time.

With respect to certain benefit plans maintained by the combined company in which continuing employees will be eligible to participate after the effective time (1) level of benefits recognized immediately prior to the effective time will be treated as service with the combined company unless this would result in any duplication of benefits and (2) the combined company will (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans prior to the effective time and (ii) provide each continuing employee with credit for any co-payments and deductibles paid and for out-of-pocket maximums incurred prior to the effective time in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.

The combined company is not required to continue any specific plans or to continue the employment of any specific person. Furthermore, the combined company maintains the ability to amend, modify or terminate any plans, programs, policies, arrangements, agreements or understandings of the combined company.

Indemnification; Directors’ and Officers’ Insurance

Lance and Snyder’s agreed to provide the following various indemnification and insurance rights, including:

•	after the closing date, the combined company will indemnify and hold harmless, to the fullest extent permitted under applicable law (and the combined company will also advance expenses as incurred provided the person to whom expenses are advanced provides an undertaking to repay the advances if it is ultimately determined that the person is not entitled to indemnification), each present and former director, officer and employee of Snyder’s and its subsidiaries (in each case, when acting in such capacity) (referred to as the “indemnified parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any proceeding arising out of or pertaining to matters existing or occurring at or prior to the closing date, including the merger transactions.

•	for a period of six years after the effective time, the combined company will cause to be maintained the current directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the effective time, provided, that:

•	the combined company may (1) substitute a policy so long as the terms, including coverage and amount, are no less favorable to the current policies of such directors and officers or (2) fulfill this requirement by obtaining coverage through a “tail” policy and maintaining the “tail” policy in full force and effect for the six year period; and

•	in no event will the combined company be required to pay aggregate annual premiums for insurance in excess of 200% of the amount of the current annual premiums paid by Snyder’s.

•	any indemnified party wishing to claim indemnification, upon learning of any proceeding, will promptly notify Lance; provided, that the failure to notify will not affect the obligations of the combined company unless and to the extent that the combined company is actually and materially prejudiced as a consequence.

•	if the combined company or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or transfers all or substantially all of its assets to any other entity, then and in each case, the combined company will cause proper provision to be made so that the successors and assigns of the combined company will assume the above indemnification obligations.

•	the indemnification provisions are intended to be for the benefit of, and will be enforceable by, each indemnified party and his or her heirs and representatives.

Notice of Developments

Lance and Snyder’s agreed to give written notice to the other of:

•	the occurrence, or failure to occur, of any event of which it has knowledge that causes or would be reasonably likely to cause any representation or warranty of the party to be untrue or inaccurate in any material respect at any time from the date of merger agreement to the closing determined as if such representation or warranty were made at such time;

•	the failure by Lance or Snyder’s to comply with or satisfy in any material respect any covenant to be complied with by it;

•	any written communication from any person alleging that the consent of the person is or may be required in connection with the merger transactions; and

•	any written communication from any governmental body in connection with the merger transactions.

Except as provided below, no such notification will affect the representations or warranties of Lance or Snyder’s or the conditions to its respective obligations under the merger agreement. If the notification relates to any inaccuracy of any representation or warranty that arises after the date of the merger agreement, Lance or Snyder’s, as the case may be, may update the confidential disclosure schedules to the merger agreement (an “update”). If the party receiving the update (Lance or Snyder’s, as applicable) fails to give a written notice of termination within three business days after any applicable cure period, then the party receiving such an update will be deemed to have waived its right to terminate the merger agreement with respect to the event(s) giving rise to such update. Subject to the foregoing, the delivery of any such update shall be deemed to have cured any misrepresentation or breach of warranty that otherwise might have existed by reason of such variance or inaccuracy.

Confidentiality, Press Releases and Public Announcements

Lance and Snyder’s agreed that any information provided to, or otherwise acquired by, it in connection with the merger agreement and the merger transactions is subject to the terms of their confidentiality agreement. They also agreed not to issue any press release or public announcement concerning the merger agreement or the merger transactions without obtaining the prior written approval of the other party, unless required by law or exchange rules. If required by applicable law to disclose information, the party intending to make such release will use its commercially reasonable efforts to consult with the other party with respect to the timing and content of the release. Further, Snyder’s and Lance will consult with each other concerning the means by which any employee, customer or supplier of them (including any of their respective subsidiaries) or any other person having any business relationship with them (or any of their respective subsidiaries) will be informed of the merger transactions, and the other party will have the right to be present for any such communication.

Takeover Statutes

If any “control share acquisition”, “fair price”, “moratorium” or other anti-takeover law becomes or is deemed to be applicable to Snyder’s, Lance, Merger Sub, the merger or any merger transaction, then each of Snyder’s, Lance, Merger Sub and their respective board of directors agreed to grant approvals and take the necessary actions so that the merger transactions may be consummated as promptly as practicable on the terms contemplated the merger agreement and otherwise act to render such anti-takeover law inapplicable. Each of the parties further agreed to take no action to cause any anti-takeover law to become applicable to the merger agreement, the merger or any other merger transaction.

Tax-Free Reorganization

Lance, Merger Sub and Snyder’s have agreed to use commercially reasonable efforts to cause the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. In addition, Lance, Merger Sub and Snyder’s have agreed not to take, nor permit any of their respective subsidiaries, affiliates, representatives or any “related person” (as such term is defined in Treasury Regulation Section 1.368-1) to take, any action that would prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 16 Matters

Before the effective time, Lance and Snyder’s agreed to each take all necessary steps, and to cooperate with each other as necessary, to cause any deemed disposition of shares of Snyder’s common stock or conversion of any derivative securities in respect of such shares of Snyder’s Common Stock or any deemed acquisition of shares of Lance common stock by an individual who after the merger is expected to be subject to Section 16(b) of the Exchange Act with respect to Lance, in each case in connection with the consummation of the merger transactions, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Snyder’s Initial Public Offering

From the date of the merger agreement until the date of the Snyder’s special meeting, Snyder’s agreed not to (i) substantially prepare to file with the SEC a registration statement on Form S-1 for shares of Snyder’s common stock to be issued in an initial public offering of Snyder’s common stock (a “Snyder’s IPO”),

(ii) prepare or file with a national or international securities exchange a listing application for shares of Snyder’s common stock to be issued in a Snyder’s IPO, or (iii) prepare or enter into any agreements with underwriters with respect to a Snyder’s IPO. The foregoing restrictions shall automatically terminate on the date of the Snyder’s special meeting.

Declaration and Payment of Dividends

If the merger closes after November 15, 2010, Snyder’s shareholders will be eligible to receive Snyder’s third quarter dividend, but they will not be eligible to receive Lance’s fourth quarter dividend. If the merger closes before November 15, 2010, Snyder’s shareholders will not be eligible to receive Snyder’s third quarter dividend; however, they will be eligible to receive Lance’s fourth quarter dividend as long as they continue to hold Lance shares received in the merger or have a right to receive Lance shares per the terms of the merger agreement as of November 15, 2010.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the completion of the merger (except as specified below, including after the required Lance stockholder approval or Snyder’s shareholder approval is obtained):

•	by mutual written consent of Lance and Snyder’s; or

•	by either party, if:

•	the merger has not been completed on or before April 1, 2011 (the “end date”);

•	there is any applicable law that makes consummation of the merger illegal or prohibited or enjoins a party from consummating the merger and such enjoinment is final and nonappealable;

•	the required approval by the stockholders of Lance or Snyder’s has not been obtained at the respective stockholders meeting (or at any adjournment or postponement thereof);

•	prior to obtaining stockholder approval, the other party’s board of directors makes an adverse recommendation change;

•	the other party has committed a material breach of its agreements not to solicit an alternative acquisition proposal or to seek stockholder approval;

•	the other party has materially breached any of its representations or warranties, or failed to perform any of its covenants or agreements, in the merger agreement and such breach or failure to perform is incapable of being cured by the end date; or

•	a material adverse effect with respect to the other party has occurred and cannot be cured by the end date.

Effect of Termination; Termination Fees and Expenses

If the merger agreement is validly terminated, then no party will have any liability to any other party (or any representative of any party): except that both Lance and Snyder’s will remain liable for any knowing and intentional breach of the merger agreement prior to such termination. In no case will either party be entitled to consequential or punitive damages. Certain designated provisions of the merger agreement will still apply, including those regarding survival of the parties’ confidentiality agreement and, generally, the payment of termination fees and expenses.

The merger agreement contains a termination fee of $25 million, payable under the circumstances described below.

Snyder’s has agreed to pay Lance a termination fee in the amount of $25 million in the following three circumstances:

•	First Circumstance

•	An alternative acquisition proposal or intention to make an alternative acquisition proposal is made directly to Snyder’s shareholders, otherwise publicly disclosed or communicated to its senior management or board of directors; and

•	The merger agreement is subsequently terminated by:

•	Snyder’s or Lance because the merger has not been consummated by the end date; or

•	Snyder’s or Lance because the Snyder’s shareholders did not approve the merger agreement; or

•	Lance because Snyder’s materially breached or failed to perform any of its representations or warranties, or failed to perform any of its covenants or agreements in the merger agreement (subject to certain exceptions) and such breach or failure to perform was incapable of being cured by the end date; and

•	within 12 months of the termination of the merger agreement, Snyder’s or any of its subsidiaries enter into a definitive agreement with respect to, or consummate, an alternative acquisition proposal.

•	Second Circumstance

•	Lance terminates the merger agreement because Snyder’s materially breached Snyder’s

•	No-solicitation covenant; or

•	Covenants with respect to seeking its required stockholder approval.

•	Third Circumstance

•	Lance or Snyder’s terminates the merger agreement because Snyder’s board of directors changes or withdraws its recommendation that Snyder’s shareholders vote in favor of the merger.

Lance has agreed to pay Snyder’s a termination fee in the amount of $25 million in the following three circumstances:

•	First Circumstance

•	An alternative acquisition proposal or intention to make an alternative acquisition proposal is made directly to Lance’s stockholders, otherwise publicly disclosed or communicated to its senior management or board of directors; and

•	The merger agreement is subsequently terminated by:

•	Snyder’s or Lance because the merger has not been consummated by the end date; or

•	Snyder’s or Lance because the Lance stockholders did not approve the merger agreement; or

•	Snyder’s because Lance materially breached or failed to perform any of its representations or warranties, or failed to perform any of its covenants or agreements in the merger agreement (subject to certain exceptions) and such breach or failure to perform was incapable of being cured by the end date; and

•	within 12 months of the termination of the merger agreement, Lance or any of its subsidiaries enter into a definitive agreement with respect to, or consummate, an alternative acquisition proposal.

•	Second Circumstance

•	Snyder’s terminates the merger agreement because Lance materially breached Lance’s

•	No-solicitation covenant; or

•	Covenants with respect to seeking its required stockholder approval.

•	Third Circumstance

•	Snyder’s or Lance terminates the merger agreement because Lance’s board of changes or withdraws its recommendation that Lance’s stockholders vote in favor of the share issuance proposal.

Lance and Snyder’s agreed that in the event a breach of the merger agreement triggers the termination fee, the payment of the termination fee is the sole remedy for that breach.

Fees and Expenses

Except with respect to any termination fee, the costs and expenses of printing and mailing this joint proxy statement/prospectus, all filing fees or other fees paid to the SEC or NASDAQ in connection with the merger agreement and the filing fees payable in connection with any HSR Act filing, all of which are to be split equally by Lance and Snyder’s, each party agreed to bear its own fees and expenses incurred in connection with the merger transactions and the merger agreement, whether or not the merger is consummated.

Amendments and Waivers

Amendments

Lance and Snyder’s may amend the merger agreement by mutual written agreement.

Waiver

Lance and Snyder’s may waive certain provisions of the merger agreement if the waiver is in writing and signed by the waiving party. The failure of a party at any time to require performance of any provision of the merger agreement will not affect such party’s rights at a later time to enforce such provision. No waiver by any party of any breach of the merger agreement will be deemed to extend to any other breach hereunder or affect in any way any rights arising by virtue of any other breach.

Governing Law; Jurisdiction

The merger agreement is governed by and will be construed in accordance with the laws of the State of New York and the parties have consented to the jurisdiction of any state or federal court (and appropriate appellate courts therein) located in the borough of Manhattan in the City of New York for the purposes of any litigation or other proceeding arising out of or relating to the merger agreement or its subject matter.

AGREEMENTS RELATED TO THE MERGER

Voting Agreement

In connection with the execution of the merger agreement, each of Michael A. Warehime, Patricia A. Warehime and Charles E. Good, in his capacity as trustee and officer of certain Warehime family trusts and entities, entered into a voting agreement with Lance. The following discussion summarizes material provisions of the voting agreement, a copy of which is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the voting agreement and not by this summary. This summary is not complete and is qualified in its entirety by reference to the complete text of the voting agreement.

Pursuant to the terms of the voting agreement, Michael A. Warehime, Patricia A. Warehime and Charles E. Good agreed, among other things, to vote (or cause to be voted) certain shares of Snyder’s common stock owned beneficially by each of them (i) in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby and (ii) against any action or agreement that would reasonably be expected to adversely affect the consummation of, or materially alter the terms of, the merger. The shares subject to the voting agreement consist of 84,965, 7,350 and 53,175 shares of Snyder’s common stock beneficially owned or controlled by Michael A. Warehime, Patricia A. Warehime and Charles E. Good, respectively. Collectively, the voting agreement covers 145,490 shares of Snyder’s Class A Common Stock, representing approximately

49.9% of the outstanding voting power of Snyder’s common shares as of July 21, 2010. The voting agreement also provides that Michael A. Warehime, Patricia A. Warehime and Charles E. Good will not sell, transfer or otherwise dispose of any of the Snyder’s common stock subject to the voting agreement, unless the right to vote such shares in the manner proscribed in the voting agreement is retained.

The voting agreement terminates upon the earlier of the effective date of the merger agreement or the termination of the merger agreement.

Standstill Agreement

As a condition to Lance’s execution of the merger agreement, Michael A. Warehime and Patricia A. Warehime entered into a standstill agreement with Lance which was subsequently amended as of September 30, 2010. The following discussion summarizes material provisions of the standstill agreement and the amendment to the standstill agreement, a copy of each of which is included in Annex C to this joint proxy statement/prospectus and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the standstill agreement and not by this summary. This summary is not complete and is qualified in its entirety by reference to the complete text of the standstill agreement as amended.

Pursuant to the terms of the standstill agreement, subject to certain exceptions set forth therein, Michael A. Warehime and Patricia A. Warehime may not (i) acquire, offer to acquire or agree to acquire any additional shares of the combined company’s stock or any material assets of Lance or any subsidiary or division of Lance, except (A) upon the exercise of stock options, (B) directly from a family member, as defined in the standstill agreement, or (C) upon dividend reinvestments; (ii) transfer, or enter into any contract, option or other agreement with respect to, any or all of their shares of the combined company’s stock, except (A) to the same extent and in the same manner as an “affiliate” (as defined in Rule 144 of the Securities Act) of Lance would be permitted to transfer the shares pursuant to Rule 144 or (B) to a family member for estate planning purposes; or (iii) take any action contrary to maintaining certain aspects of the proposed governance structure for the combined company through 2012, including planned reductions in the total number of directors over time and the re-election of the Lance directors eligible for re-election in 2011 and 2012. The standstill agreement further provides that at no time may Michael A. Warehime and Patricia A. Warehime’s aggregate beneficial ownership exceed 30% of the issued and outstanding shares of the combined company’s common stock.

The standstill agreement terminates upon the earliest of (i) the termination of the standstill agreement by Lance, Michael A. Warehime and Patricia A. Warehime, (ii) the termination of the merger agreement or (iii) the third anniversary of the effective time of the merger.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of the material U.S. federal income tax consequences of the merger to U.S. Holders (as defined below) of Snyder’s common stock and the payment of the special dividend to U.S. Holders of Lance common stock. This discussion is based on the Code, applicable U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial authorities, each as in effect as of the date of this document and all of which are subject to change at any time, possibly with retroactive effect. In addition, this discussion does not address any state, local or foreign tax consequences of the merger or the special dividend.

This discussion addresses only stockholders, whether of Lance or Snyder’s (as applicable), who are U.S. Holders and hold common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). It does not address all aspects of U.S. federal income taxation that may be relevant to a particular stockholder in light of such stockholder’s individual circumstances or to a stockholder who is subject to special treatment under U.S. federal income tax law, including, without limitation:

•	banks, insurance companies and other financial institutions;

•	regulated investment companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect mark-to-market treatment;

•	U.S. expatriates;

•	non-U.S. Holders (as defined below);

•	entities or arrangements that are treated as partnerships for U.S. federal income tax purposes and investors in such partnerships;

•	holders that hold common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	U.S. Holders that have a functional currency other than the U.S. dollar;

•	holders liable for the alternative minimum tax; and

•	holders who acquired common stock pursuant to the exercise of employee stock options or otherwise as compensation.

For purposes of this discussion, “U.S. Holder” refers to a beneficial owner of common stock that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States; (2) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or in the District of Columbia; (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. The term “non-U.S. Holder” means a beneficial owner of common stock that is neither a U.S. Holder nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds common stock, the tax treatment of a partner in such entity will generally depend upon the status of the partner and the activities of that partnership. A partner in a partnership holding common stock should consult its tax advisor regarding the tax consequences of the merger.

Snyder’s and Lance stockholders should consult their tax advisors as to the specific tax consequences to them of the merger in light of their particular circumstances, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.

Merger.  The merger has been structured to qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to the completion of the merger that Snyder’s receive a written opinion of Eckert Seamans Cherin & Mellott, LLC, counsel to Snyder’s, dated as of the closing date of the merger, to the effect that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In addition, it is a condition to the completion of the merger that Lance receive a written opinion of K&L Gates LLP, counsel to Lance, dated as of the closing date of the merger, to the effect that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. The opinions will be based on representation letters provided by Lance and Snyder’s, as applicable, to be delivered at the time of closing and on customary assumptions. No ruling has been or will be sought from the IRS regarding the U.S. federal income tax consequences of the merger and an opinion of counsel is not binding on the IRS or any court. Accordingly, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

For U.S. federal income tax purposes:

•	a Snyder’s shareholder whose shares of Snyder’s common stock are exchanged in the merger solely for Lance common stock will not recognize gain or loss, except with respect to cash received in lieu of fractional shares of Lance common stock (as discussed below);

•	a Snyder’s shareholder’s aggregate tax basis in shares of Lance common stock received in the merger (including any fractional shares deemed received and exchanged for cash) will equal the aggregate tax basis in the shares of Snyder’s common stock surrendered in the merger;

•	a Snyder’s shareholder’s holding period for shares of Lance common stock received in the merger will include the holding period of the shares of Snyder’s common stock surrendered; and

•	a Lance stockholder will not recognize gain or loss as a result of the merger.

If a Snyder’s shareholder acquired different blocks of Snyder’s common stock at different times or at different prices, such stockholder’s tax basis and holding periods in its Lance common stock may be determined with reference to each block of Snyder’s common stock.

Cash in Lieu of Fractional Shares.  A holder of Snyder’s common stock who receives cash in lieu of a fractional share of Lance common stock generally will be treated as having received such fractional share in the merger and then as having received cash in exchange for such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the tax basis allocated to such fractional share of Lance common stock. Such gain or loss generally will be long-term capital gain or loss if, as of the effective date of the merger, the holding period in the Snyder’s common stock exchanged is greater than one year.

Information Reporting and Backup Withholding.  Payments of cash in lieu of fractional shares of Lance common stock may, under certain circumstances, be subject to federal information reporting and backup withholding (currently at 28%) unless the recipient provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against such Snyder’s shareholders’ U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Reporting Requirements.  Each holder of Snyder’s common stock who receives shares of Lance common stock in the merger is required to retain records pertaining to the merger (and if a “substantial holder”, will be required to file an informational statement with his or her federal income tax return for the year of the merger) pursuant to Treasury Regulation Section 1.368-3(d). Each holder of Snyder’s common stock is urged to consult a tax advisor to determine the tax reporting required by such holder in connection with the merger.

Consequences to Lance, Snyder’s and Merger Sub.  None of Lance, Snyder’s or Merger Sub will recognize any gain or loss for U.S. federal income tax purposes as a result of the merger.

Dissenting Stockholders.  Holders of Snyder’s common stock are entitled to dissenters rights under Pennsylvania law in connection with the merger. If a U.S. Holder of Snyder’s common stock receives cash pursuant to the exercise of dissenters rights, the tax rules applicable to the merger (as set forth above) will not apply and the U.S. Holder’s receipt of such cash will be a taxable event. Any holder of Snyder’s common stock that plans to exercise dissenters rights in connection with the merger is urged to consult a tax advisor to determine the related tax consequences.

Special Dividend.  Lance expects to report the special dividend it pays as a distribution with respect to Lance common stock for U.S. federal income tax purposes. Assuming the special dividend is treated as a distribution with respect to Lance common stock, the gross amount of the special dividend paid to each Lance stockholder will be characterized as dividend income to the extent paid out of Lance’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).

Dividend income will be includible in each Lance stockholder’s gross income on the day received by such stockholder. Under current legislation, which is scheduled to expire with respect to taxable years beginning after December 31, 2010, this income generally will be taxed for U.S. federal income tax purposes to Lance stockholders that are non-corporate taxpayers at the rates applicable to long-term capital gains (currently at 15%), provided that a minimum holding period and other requirements are satisfied. Corporate U.S. Holders of Lance common stock may be entitled to a dividends-received deduction with respect to distributions treated as dividend income for U.S. federal income tax purposes, subject to limitations and conditions. In addition, U.S. Holders of Lance common stock that are corporations should consult their tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Code.

To the extent that distributions to Lance stockholders are in excess of Lance’s current and accumulated earnings and profits, they will be treated first as a return of capital that reduces a Lance stockholder’s tax basis in Lance common stock, and then as gain from the sale or exchange of Lance common stock. This gain would be capital gain provided the Lance stockholder held the Lance common stock as a capital asset as of the time of the special dividend.

Lance does not expect that the gross amount of the special dividend will exceed its current and accumulated earnings and profits.

INFORMATION ABOUT THE COMPANIES

Lance, Inc.

Lance, Inc., which is referred to as Lance, manufactures and markets snack foods throughout much of the United States and other parts of North America. Its products include sandwich crackers, sandwich cookies, potato chips, crackers, cookies, other snacks, sugar wafers, nuts, restaurant style crackers and candy.

For the year ended December 26, 2009, Lance had revenues of $918.2 million and net income of $35.8 million.

Lance was incorporated in the State of North Carolina in 1926. Lance’s principal offices are located at 13024 Ballantyne Corporate Place, Suite 900, Charlotte, North Carolina 28277. Lance’s principal website is www.lanceinc.com. Lance common stock is listed on NASDAQ, trading under the symbol “LNCE.”

Snyder’s of Hanover, Inc.

Snyder’s of Hanover, Inc., which is referred to as Snyder’s, is a privately held manufacturer and distributor of quality snack foods and was incorporated as a Pennsylvania corporation in 1946. Snyder’s operates in one segment — snack food products. Snyder’s corporate offices are located in Hanover, Pennsylvania. Snyder’s has U.S. manufacturing operations in Hanover, Pennsylvania; Goodyear, Arizona; and Jeffersonville, Indiana. Snyder’s maintains a U.S. Direct Store Delivery (DSD) network of approximately 1,900 routes which are primarily operated by independent distributors.

Snyder’s principal offices are located at 1250 York St. Hanover, Pennsylvania 17331-4503, and its telephone number is (717) 632-4477. Snyder’s principal website is www.snydersofhanover.com. Snyder’s is a private company so there is no public market for its common stock.

Products

Snyder’s manufactures products including pretzels, potato chips, tortilla chips and other salty snacks. In addition, Snyder’s purchases and distributes other products for resale.

Snyder’s sells both branded and partner brand products. Its branded products are principally sold under the Snyder’s of Hanover®, Grande®, Jays®, Krunchers!® and Ok-e-doke® brands. Partner brand products are sold to retailers and distributors using third-party controlled brands. During the fiscal year ended March 2010, 2009 and 2008, branded products represented approximately 54.7%, 55.0% and 51.8% of total revenue, respectively, and partner brand products represented approximately 45.3%, 45.0% and 48.2% of total revenue, respectively.

Intellectual Property

Trademarks that are important to Snyder’s business are protected by registration or other means in the United States and other markets where the related products are sold. Snyder’s owns various registered trademarks for use with its branded products including SNYDER’S OF HANOVER®, GRANDE®, JAYS®, KRUNCHERS!®, OK-E-DOKE®, EATSMART® and a variety of other marks and designs. Snyder’s licenses trademarks, including HERSHEY’S® and OPEN PIT BARBECUE®, for limited use on certain products that are classified as branded product sales.

Distribution

Distribution through its DSD route sales system accounted for approximately 91% of fiscal 2010 revenues. At July 21, 2010, the DSD system consisted of approximately 1,900 routes in 40 states. Snyder’s uses third-party carriers to make deliveries of products to forward warehouses throughout its DSD system. Sales representatives load route trucks from these warehouses for delivery to customers. Independent operators purchase products from these warehouses and in turn sell the product to customers.

In the fiscal year ended March 2010, approximately 9% of Snyder’s total revenues were generated through distribution of direct shipments or customer pick-ups through third-party carriers to customer locations throughout most of the United States and over 40 countries around the world. Snyder’s utilizes its own personnel, independent distributors and brokers to solicit direct sales.

Customers

The ultimate customer base for Snyder’s branded products includes grocery/mass merchandisers, distributors, convenience stores, club stores, discount stores, food service establishments and various other customers including drug stores, schools, military and government facilities. Partner brand customers include grocery/mass merchandisers and discount stores.

The majority of Snyder’s revenues are derived from its sales to independent distributors who in turn sell to customers in the United States. These customers include large retailers such as Wal-Mart Stores, Inc. Wal-Mart Stores, Inc. was approximately 11% of total store door sales in Snyder’s 2010 fiscal year. The loss of this retailer or a substantial portion of business with this retailer could have a material adverse effect on Snyder’s business and results of operations.

Raw Materials

The principal raw materials used to manufacture Snyder’s products are flour, vegetable oils, potatoes and seasonings. The principal packaging supplies used are flexible film, cartons, trays, boxes and bags. These raw materials and supplies are normally available in adequate quantities in the open market and may be contracted by Snyder’s up to a year or more in advance, depending on market conditions.

Competition and Industry

Snyder’s products are sold in highly competitive markets. Generally, it competes with manufacturers, some of whom have greater total revenues and resources than it does. The principal methods of competition are price, service, product quality and product offerings. The methods of competition and Snyder’s competitive position vary according to the geographic location, the particular products and the activities of Snyder’s competitors.

Environmental Matters

Snyder’s operations are subject to various federal, state and local laws and regulations with respect to environmental matters. However, Snyder’s was not a party to any material proceedings arising under these laws or regulations for the periods covered by this filing. Snyder’s believes it is in compliance with all material environmental regulations affecting its facilities and operations and that continued compliance will not have a material impact on its capital expenditures, earnings or competitive position.

Employees

At March 2010 and 2009, Snyder’s had approximately 2,200 active employees in the United States. None of Snyder’s employees are covered by a collective bargaining agreement.

Lima Merger Corp.

Prior to the completion of the merger, Lance will form Lima Merger Corp., which is referred to as “Merger Sub,” as a Pennsylvania corporation and a direct, wholly-owned subsidiary of Lance. At the completion of the merger, Snyder’s will merge with Merger Sub with Snyder’s continuing as the surviving entity, and Snyder’s will continue to operate as a wholly-owned subsidiary of Lance.

Prior to the completion of the merger, Merger Sub will not conduct any activities other than those incidental to its formation and the matters contemplated by the merger agreement.

LANCE SPECIAL MEETING

Date, Time and Place

The special meeting of Lance stockholders will be held on December 2, 2010, at 9:30 a.m., local time, at SpringHill Suites Charlotte Ballantyne, 12325 Johnston Road, Charlotte, North Carolina 28277.

Purpose of the Lance Special Meeting

At the Lance special meeting, Lance stockholders will be asked to vote on the following proposals:

1. to approve the share issuance proposal;

2. to approve the Lance name change proposal;

3. to elect (a) two directors to hold office until the 2012 annual meeting of stockholders and until their respective successors have been elected and qualified and (b) two directors to hold office until the 2013 annual meeting of stockholders and until their respective successors have been elected and qualified; and

4. to approve the adjournment of the Lance special meeting, if necessary or appropriate, including to solicit additional proxies.

Lance will conduct no other business at the special meeting except such business as may properly come before the Lance special meeting or any adjournment or postponement thereof. Approval of the share issuance proposal is required for the completion of the merger. The approval of the share issuance proposal is not conditioned on the approval of the Lance name change proposal, the Lance director election proposal or any other Lance proposal; however, the Lance name change and the director election proposal will be effected only if the merger has taken place and are therefore contingent on approval of the share issuance proposal.

Lance Record Date; Shares Entitled to Vote

Stockholders present or represented and entitled to vote on a matter at the meeting or any adjournment thereof will be entitled to one vote on such matter for each share of Lance’s common stock held by them of record at the close of business on October 15, 2010 which is the record date for determining the stockholders entitled to notice of and to vote at such meeting or any adjournment thereof.

A list of stockholders entitled to notice of the meeting will be available at Lance’s offices at 13024 Ballantyne Corporate Place, Harris Building, Suite 900, Charlotte, North Carolina during ordinary business hours from          , 2010, which is the second business day following the date this joint proxy statement/prospectus was first mailed, through the day of the meeting.

Quorum

The presence, in person or by proxy, of the holders of a majority of the votes entitled to be cast by the stockholders entitled to vote at the meeting is necessary to constitute a quorum.

Required Vote

Proposal 1: Share Issuance

The minimum vote that will constitute shareholder approval under NASDAQ Marketplace Rules is a majority of the total votes cast on the proposal. The affirmative vote of a majority of the votes cast on the proposal at the Lance Special Meeting at which a quorum is present in accordance with Lance’s bylaws is required to approve this proposal.

Proposal 2: Lance Name Change

The affirmative vote of a majority of the votes cast on the proposal at the Lance Special Meeting at which a quorum is present in accordance with Lance’s bylaws is required to approve this proposal.

Proposal 3: Election of Directors

Directors are elected by a plurality of the votes cast by the holders of the shares entitled to vote at a meeting at which a quorum is present.

Proposal 4: Adjournment of Special Meeting

The affirmative vote of a majority of the votes cast on the proposal at the Lance Special Meeting at which a quorum is present in accordance with Lance’s bylaws is required to approve this proposal.

Treatment of Abstentions, Not Voting and Incomplete Proxies

Abstentions and broker “non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A broker “non-vote” occurs when a nominee holding shares for a beneficial owner does not vote on a particular matter because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

The impact of abstentions and broker “non-votes” on each special meeting proposal is set forth below:

•	Proposals 1, 2, and 4: Provided a quorum is present, abstentions and broker “non-votes” are not counted as being cast for purposes of these proposals and will have no impact on the vote.

•	Proposal 3: Provided a quorum is present, abstentions and broker “non-votes” are not taken into account in determining a plurality and will have no impact on the vote.

If a proxy is received without indication as to how to vote on any particular proposal, the shares of Lance common stock represented by that proxy will be voted as recommended by the Lance board of directors with respect to that proposal.

Voting by Lance Directors and Executive Officers

As of the Lance record date, directors and executive officers of Lance and their affiliates held and were entitled to vote 2,890,372 shares of Lance common stock, or approximately 8.8% of the total voting power of the shares of Lance common stock outstanding on that date. It is currently expected that Lance’s directors and executive officers will vote their shares in favor of the share issuance proposal and other proposals described in this joint proxy statement/prospectus, although none of them have entered into any agreements obligating them to do so.

Voting of Proxies by Registered Holders

Giving a proxy means that a Lance stockholder authorizes the persons named in the enclosed proxy card to vote its shares at the Lance special meeting in the manner it directs. A Lance stockholder may vote by proxy or in person at the Lance special meeting. To vote by proxy, a Lance stockholder may use one of the following methods if it is a registered holder (that is, it holds its stock in its own name):

•	Submit a proxy by telephone, by dialing the toll-free number specified on the proxy card and following the instructions on the proxy card;

•	Submit a proxy by Internet, by accessing the website specified on the proxy card and following the instructions on the proxy card; or

•	Submit a proxy by mail, by completing and returning the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

A signed proxy confers discretionary authority to vote with respect to any matter presented at the Lance special meeting, except as set forth in the proxy. On the date hereof, management has no knowledge of any business that will be presented for consideration at the Lance special meeting and that would be required to be set forth in this joint proxy statement/prospectus or the related proxy card other than the matters set forth in the Lance Notice of Special meeting of Stockholders. If any other matter is properly presented at the Lance special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Every Lance stockholder’s vote is important. Accordingly, each Lance stockholder should sign, date and return the enclosed proxy card, or submit a proxy via the Internet or by telephone, whether or not it plans to attend the Lance special meeting in person. Proxies must be received by 11:59 p.m., Eastern Time, on December 1, 2010.

Shares Held in Street Name

If you are a Lance stockholder and your shares are held in “street name” in a stock brokerage account or by a bank or nominee, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in street name by returning a proxy card directly to Lance or by voting in person at the Lance special meeting unless you provide a “legal proxy,” which you must obtain from your bank or broker. Further, brokers who hold shares of Lance common stock on behalf of their customers may not give a proxy to Lance to vote those shares with respect to the share issuance proposal, the name change proposal or the election of directors without specific instructions from their customers, as brokers do not have discretionary voting power on such proposals.

Therefore, if you are a Lance stockholder and you do not instruct your broker or other nominee on how to vote your shares:

•	your broker or other nominee may not vote your shares on the share issuance proposal, the Lance name change proposal or the director election proposal;

•	your broker or other nominee may vote your shares on the meeting adjournment proposal.

Revocability of Proxies and Changes to a Lance Stockholder’s Vote

A Lance stockholder has the power to change its vote at any time before its shares are voted at the Lance special meeting by:

•	notifying Lance’s Corporate Secretary in writing at Lance, Inc., 13024 Ballantyne Corporate Place, Suite 900, Charlotte, North Carolina 28277, that such stockholder is revoking its proxy; or

•	executing and delivering a later-dated proxy card or submitting a later-dated proxy by telephone or via the Internet; or

•	voting in person at the Lance special meeting.

If you are a Lance stockholder of record, revocation of your proxy or voting instructions through the Internet, by telephone or by mail must be received by 11:59 p.m., Eastern time, on December 1, 2010, although you may also revoke your proxy by attending the Lance special meeting and voting in person. However, if your shares are held in street name by a bank or broker, you may revoke your instructions only by informing the bank or broker in accordance with any procedures it has established.

Solicitation of Proxies

Solicitation other than by mail may be made personally and by telephone by Lance’s regularly employed officers and employees who will not be additionally compensated therefor. Lance will request brokers, dealers, banks or voting trustees, or their nominees, who hold stock in their names for others or hold stock for others who have the right to give voting instructions, to forward proxy materials to their principals and request authority for the execution of the proxy and will reimburse such institutions for their reasonable expenses in so doing. In addition, Lance has engaged Georgeson, Inc. to deliver proxy materials to, and solicit proxies from, these institutions. Georgeson, Inc. will be reimbursed for its printing costs, postage and freight charges, and other expenses and be paid a solicitation fee of $7,000. The total cost of soliciting proxies will be borne by Lance.

Attending the Lance Special Meeting

Subject to space availability, all Lance stockholders as of the Lance record date, or their duly appointed proxies, may attend the Lance special meeting. Since seating is limited, admission to the Lance special meeting will be on a first-come, first-served basis. Registration and seating will begin at 9:00 a.m., local time.

If you are a registered Lance stockholder (that is, if you hold your stock in your own name) and you wish to attend the Lance special meeting, please bring your proxy and evidence of your stock ownership, such as your most recent account statement, to the Lance special meeting. You should also bring valid picture identification.

If your shares are held in “street name” in a stock brokerage account or by a bank or nominee and you wish to attend the Lance special meeting, you need to bring a copy of a bank or brokerage statement to the Lance special meeting reflecting your stock ownership as of the Lance record date. You should also bring valid picture identification.

LANCE PROPOSALS

LANCE PROPOSAL 1: APPROVAL OF THE ISSUANCE OF LANCE COMMON STOCK IN CONNECTION WITH THE MERGER

It is a condition to the completion of the merger that Lance issue shares of Lance common stock in the merger. When the merger is completed, each share of Snyder’s common stock outstanding immediately before the merger will be converted into the right to receive shares of Lance common stock. Under NASDAQ Listing Rules, a company listed on NASDAQ is required to obtain stockholder approval prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock. If the merger is completed, Lance will issue approximately 35.9 million shares of Lance common stock in connection with the merger, including shares of Lance common stock issuable pursuant to outstanding Snyder’s employee stock options. On an as converted basis, the aggregate number of shares of Lance common stock to be issued in the merger will exceed 20% of the shares of Lance common stock outstanding before such issuance and for this reason, among others, Lance must obtain the approval of Lance stockholders for the issuance of shares of Lance common stock to Snyder’s shareholders in the merger.

Lance is asking its stockholders to approve the issuance of Lance common stock in connection with the merger. The issuance of Lance common stock to Snyder’s shareholders is necessary to effect the merger, and the approval of the share issuance proposal is required for the completion of the merger.

Required Vote; Recommendation of the Lance Board of Directors

Approval of the share issuance proposal requires the affirmative vote of a majority of the votes cast on the proposal at the Lance special meeting. For purposes of this vote, an abstention will have no effect on the outcome of the proposal. A failure to vote (without abstention) is not counted as a vote cast and will have no effect on the outcome of the proposal.

The Lance board of directors recommends a vote “FOR” the issuance of Lance common stock in connection with the merger.

LANCE PROPOSAL 2: APPROVAL OF AN AMENDMENT TO LANCE’S RESTATED ARTICLES OF INCORPORATION TO CHANGE LANCE’S NAME TO SNYDER’S-LANCE, INC. AFTER THE COMPLETION OF THE MERGER

Lance is asking its stockholders to approve an amendment to Lance’s restated articles of incorporation to change the name of Lance from “Lance, Inc.” to “Snyder’s-Lance, Inc.” after the completion of the merger. The Lance board of directors believes that changing Lance’s name will better reflect the services to be provided by the combined company after the completion of the merger.

The amendment to change Lance’s restated articles of incorporation will become effective only if the merger is completed and only after the completion of the merger. Annex E to this joint proxy statement/prospectus contains the form of the proposed amendment to Lance’s restated articles of incorporation, which you are urged to read in its entirety.

Required Vote; Recommendation of the Lance Board of Directors

Approval of the Lance name change proposal requires the affirmative vote of a majority of the votes cast on the proposal at the Lance special meeting. For purposes of this vote, an abstention will have no effect on the outcome of the proposal. A failure to vote (without abstention) is not counted as a vote cast and will have no effect on the outcome of the proposal.

The Lance board of directors recommends a vote “FOR” the amendment to Lance’s restated articles of incorporation to change the name of Lance from “Lance, Inc.” to “Snyder’s-Lance, Inc.” after the completion of the merger.

LANCE PROPOSAL 3: ELECTION OF DIRECTORS

Director Nominees

Lance is asking its stockholders to elect four individuals, each of whom is a current director of Snyder’s, to the board of directors of the combined company at the special meeting of stockholders of Lance, which elections would be contingent on the closing of the merger. Carl E. Lee, Jr. and Peter P. Brubaker are to be elected to serve until the annual meeting of stockholders of the combined company in 2012. Michael A. Warehime and John E. Denton are to be elected to serve until the annual meeting of stockholders of the combined company in 2013. Each nominee will be elected, contingent upon the consummation of the merger, to serve subject to the provisions of the bylaws and until the end of their respective term and until their successors are duly elected and qualified.

It is the intention of the persons named in the accompanying proxy to vote all proxies solicited by the Lance board of directors FOR these nominees, except where authority to vote for the nominees or any individual nominee is withheld by a stockholder in such stockholder’s proxy. If for any reason any nominee shall not become a candidate for election as a director at the meeting, an event not now anticipated, the proxies will be voted for four nominees including such substitutes as shall be designated by the Board of Directors.

The table below sets forth the names, ages, classes and positions of each of the director nominees as provided by the director nominees. Ages are shown as of July 21, 2010.

Name	Age	Class(1)	Position

Peter P. Brubaker	63	2012	Director
Carl E. Lee, Jr.	50	2012	President and Chief Operating Officer
John E. Denton	66	2013	Director
Michael A. Warehime	69	2013	Chairman of the Board

(1)	The year reflected in the class column represents the year in which the director will be subject to reelection at the annual stockholders meeting of the combined company. Each director is expected to serve until such time or his successors are elected and qualified.

If the merger is consummated and each of the nominees is elected by the stockholders of Lance, the combined company’s board of directors will be expanded to 14 directors, consisting of seven current Lance directors and seven Snyder’s directors. The continuing Lance directors will be William R. Holland, James W. Johnston, W. J. Prezzano (Lead Independent Director), Jeffrey A. Atkins, Isaiah Tidwell, David V. Singer and Dan C. Swander. J. P. Bolduc and S. Lance Van Every will resign from the board contingent and effective upon the closing of the merger. The Snyder’s directors will consist of the four nominees for election (Messrs. Lee, Brubaker, Warehime and Denton) and three directors to be appointed at the closing (Patricia A. Warehime, C. Peter Carlucci, Jr. and Sally W. Yelland).

For biographical and other information about each of the proposed directors of the combined company, including each of the nominees for election to the board of directors, see “Management and Corporate Governance of the Combined Company Following the Merger” beginning on page 74.

Required Vote; Recommendation of the Lance Board of Directors

Election of the directors requires the affirmative vote of a plurality of the votes cast at the Lance special meeting. Accordingly, the four director nominees receiving the highest number of votes will be elected. For purposes of this vote, an abstention or a failure to vote will have no effect on the outcome of the election of the directors.

The Lance board of directors recommends a vote “FOR” each named director nominee.

LANCE PROPOSAL 4: APPROVAL OF THE ADJOURNMENT OF THE LANCE SPECIAL MEETING, IF NECESSARY OR APPROPRIATE

Lance is asking its stockholders to vote on a proposal to approve the adjournment of the Lance special meeting, if necessary or appropriate, including to solicit additional proxies.

Required Vote; Recommendation of the Lance Board of Directors

Approval of the adjournment of the Lance special meeting, if necessary or appropriate, requires the affirmative vote of a majority of the votes cast on the proposal at the Lance special meeting. For purposes of this vote, an abstention will have no effect on the outcome of the proposal. A failure to vote (without abstention) is not counted as a vote cast and will have no effect on the outcome of the proposal.

The Lance board of directors recommends a vote “FOR” the adjournment of the Lance special meeting, if necessary or appropriate.

OTHER MATTERS

The Lance board of directors is not aware of any other business that may be brought before the Lance special meeting. If any other matters are properly brought before the Lance special meeting, it is the intention of the designated proxy holders, David V. Singer, Rick D. Puckett and Kevin A. Henry, to vote on such matters in accordance with their best judgment.

An electronic copy of Lance’s Annual Report on Form 10-K filed with the SEC on February 23, 2010 and each of the amendments thereto are available free of charge on Lance’s website at www.lanceinc.com. A paper copy of the Form 10-K and each of the amendments thereto may be obtained upon written request to:

Lance, Inc.
13024 Ballantyne Corporate Place, Suite 900
Charlotte, North Carolina 28277
Attention: Secretary
Telephone: (704) 554-1421
www.lanceinc.com

The information on Lance’s website is not, and shall not be deemed to be, a part of this joint proxy statement/prospectus or incorporated into any other filings Lance makes with the SEC.

YOUR VOTE IS IMPORTANT. Accordingly, you are urged to sign and return the accompanying proxy card or voting instruction card, as the case may be, whether or not you plan to attend the Lance special meeting.

MANAGEMENT AND CORPORATE GOVERNANCE
OF LANCE BEFORE THE MERGER

Board of Directors

The current Board of Directors of Lance consists of nine directors. The table below sets forth the names, ages, classes and positions of each of the current directors. This information was provided by the directors as of July 21, 2010.

Name	Age	Class(1)	Position

William R. Holland	71	2011	Director
James W. Johnston(2)	64	2011	Director
W. J. Prezzano	69	2011	Chairman of the Board
Jeffrey A. Atkins	61	2012	Director
J. P. Bolduc	71	2012	Director
Isaiah Tidwell	65	2012	Director
David V. Singer	55	2013	President, Chief Executive Officer and Director
Dan C. Swander	67	2013	Director
S. Lance Van Every(2)	62	2013	Director

(1)	The year reflected in the class column represents the year in which the director will be subject to reelection at the annual stockholders meeting of the combined company. Each director is expected to serve until such time or his successors are elected and qualified.

(2)	Mr. Van Every and Mr. Johnston’s wife are cousins.

Additional information, including biographical information, about each of the current members of the Board of Directors of Lance is set forth “Management and Corporate Governance of the Combined Company” beginning on page 74.

The Board of Directors

The Board of Directors of Lance met eight times during fiscal year 2009. Each director of Lance attended 75% or more of the total number of meetings of the Board of Directors and all Committees on which he served. Each of the members of the Board of Directors is requested to attend in person the Annual Meeting of Stockholders, and all of the then current members of the Board of Directors attended the 2009 Annual Meeting of Stockholders, except for Dan C. Swander and S. Lance Van Every.

Director Independence

Lance’s board of directors currently has nine members, eight of whom the board of directors has affirmatively determined, are not officers or employees of Lance or its subsidiaries or individuals having a relationship that, in Lance’s board of directors’ opinion, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and are therefore considered “independent” in accordance with applicable NASDAQ listing standards. The independent directors of Lance are: Jeffrey A. Atkins, J. P. Bolduc, William R. Holland, James W. Johnston, W. J. Prezzano, Dan C. Swander, Isaiah Tidwell and S. Lance Van Every.

Board Leadership Structure

The corporate governance principles of Lance currently provide for an independent Chairman of the Board when the Chief Executive Officer does not serve as Chairman. In the event that the Chief Executive Officer does serve as Chairman, the governance principles currently provide for a Lead Independent Director. Mr. Singer serves as the Chief Executive Officer of Lance and Mr. Prezzano serves as the independent

Chairman of the Board. The independent Chairman is elected by the independent directors of the Lance board of directors and is responsible for, among other things, coordinating the activities of the independent directors; presiding over meetings of the board of directors; acting as a liaison between the Chief Executive Officer and independent directors; advising and participating with the Chief Executive Officer in preparing board meeting schedules and agendas, recommending the retention of consultants by the board; interviewing director candidates along with the members of the Governance and Nominating Committee and conveying offers to director candidates to serve on the board; coordinating and moderating executive sessions of the board; participating in the performance criteria for the Chief Executive Officer; recommending to the Governance and Nominating Committee the membership of the committees of the board and committee chairmen; and serving as the chairman of the Executive Committee and as an ex officio member of all committees of the board.

Board Committees

In addition to its other committees, the Board of Directors of Lance currently has an Audit Committee, a Compensation Committee and a Governance and Nominating Committee. The written charters of all of the Committees are posted on Lance’s website, www.lanceinc.com, under the Investor Relations tab.

Audit Committee.  The Audit Committee is composed of Jeffrey A. Atkins, Chairman, J. P. Bolduc, James W. Johnston, W. J. Prezzano and Isaiah Tidwell and is primarily responsible for overseeing the accounting and financial reporting processes and the audits of our financial statements. The Audit Committee functions pursuant to a written charter adopted by the Board of Directors. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis. The Board of Directors has determined that Mr. Atkins is an “audit committee financial expert” within the meaning of the regulations of the Securities and Exchange Commission. All of the members of the Audit Committee are independent directors within the meaning of the applicable NASDAQ listing standards. The Audit Committee met five times during the fiscal year.

Compensation Committee.  The Compensation Committee provides overall guidance to the compensation and benefit programs. The Compensation Committee is composed of William R. Holland, Chairman, W. J. Prezzano, Dan C. Swander, Isaiah Tidwell and S. Lance Van Every. The Compensation Committee functions pursuant to a written charter adopted by the Board of Directors. The Committee’s recommendations regarding the annual compensation of the Chief Executive Officer are subject to approval by the Board of Directors. The Committee administers the stock incentive plans. All of the members of the Compensation Committee are independent directors within the meaning of the applicable Nasdaq listing standards. The Compensation Committee met four times during the fiscal year.

For a description of the Compensation Committee’s processes and procedures for the consideration and determination of executive compensation, see “Lance Executive Officer Compensation — Compensation Discussion and Analysis” beginning on page 114. The Compensation Committee also reviews, approves and recommends to the Board of Directors for approval the compensation of the members of the Board of Directors. In approving director compensation, the Compensation Committee considers the anticipated number of meetings of the Board of Directors and its Committees and data regarding director compensation for similar size companies in similar industries. Since 2007, the Compensation Committee has retained its own executive compensation consultants, Pearl Meyer & Partners, to assist the Committee in its executive officer and director compensation decisions. In 2009, Pearl Meyer & Partners provided an analysis of director compensation programs and compared our director compensation to similar size companies in similar industries and made recommendations with respect to our director compensation program. The consultants used data from comprehensive surveys and performed a peer group analysis using similar size food and snack food companies.

Governance and Nominating Committee.  The Governance and Nominating Committee is composed of W. J. Prezzano, Chairman, J. P. Bolduc, William R. Holland, James W. Johnston, Dan C. Swander and S. Lance Van Every. The Governance and Nominating Committee functions pursuant to a written charter adopted by the Board of Directors. The Governance and Nominating Committee’s functions include identifying, evaluating and recommending candidates for election to the Board of Directors and reviewing and recommending appropriate changes in the corporate governance principles, codes of conduct and ethics and other corporate governance documents. The Committee is also responsible for reviewing related party transactions. All of the members of the Committee are independent directors within the meaning of the applicable NASDAQ listing standards. The Governance and Nominating Committee met three times during the fiscal year.

In identifying potential director candidates, the Governance and Nominating Committee seeks input from other members of the Board of Directors and executive officers and may also consider recommendations by employees, community leaders, business contacts, third-party search firms and any other sources deemed appropriate by the Governance and Nominating Committee. The Governance and Nominating Committee has at times retained a third-party search firm to assist in identifying potential director candidates. The Committee will also consider director candidates recommended by stockholders to stand for election at the Annual Meeting of Stockholders, so long as such recommendations are submitted in accordance with the procedures described under “— Stockholder Recommendations of Director Candidates” beginning on page 111.

In evaluating director candidates, the Chairman of the Governance and Nominating Committee and other members of the Committee, may conduct interviews with certain candidates and make recommendations to the Committee. Other members of the Board of Directors may also conduct interviews with director candidates upon request, and the Committee may retain, at its discretion, third-party consultants to assess the skills and qualifications of the candidates.

The Governance and Nominating Committee has not set specific, minimum qualifications that must be met by a director candidate. In evaluating candidates for recommendation to the Board of Directors, the Committee will consider the following factors, in addition to any other factors that it deems appropriate:

•	whether the candidate is of the highest ethical character and shares our Company’s values;

•	whether the candidate’s reputation, both personal and professional, is consistent with our image and reputation;

•	whether the candidate’s diverse characteristics, experiences, perspectives and skills would benefit the Board of Directors given the current composition of the Board of Directors;

•	whether the candidate is “independent” as defined by NASDAQ listing standards and other applicable laws, rules or regulations regarding independence;

•	whether the candidate qualifies as someone who is “financially sophisticated” or as an “audit committee financial expert” as described in NASDAQ listing standards or any other applicable laws, rules or regulations;

•	whether the candidate is free from material conflicts of interest that would interfere with the candidate’s ability to perform the duties of a director or violate any applicable NASDAQ listing standards or other applicable laws, rules or regulations;

•	whether the candidate’s service as an executive officer of another company or on the boards of directors of other public companies would interfere with the candidate’s ability to devote sufficient time to discharge his or her duties as a director; and

•	if the candidate is an incumbent director, the director’s overall service during the director’s term, including the number of meetings attended, the level of participation and the overall quality of performance of the director.

Diversity is one of the various factors the Governance and Nominating Committee may consider in identifying director nominees, but the Governance and Nominating Committee does not have a formal policy regarding board diversity.

The Governance and Nominating Committee assesses and reviews these guidelines with the Board of Directors each year and modifies them as appropriate. The Board of Directors also considers these guidelines in carrying out its responsibility for filling vacancies and selecting nominees for election as directors at Annual Meetings of Stockholders. All director candidates, including candidates appropriately recommended by stockholders, are evaluated in accordance with the process described above.

Board Risk Oversight

Management is responsible for managing the risks that Lance faces. The board of directors is responsible for overseeing management’s approach to risk management. The involvement of the full board of directors in reviewing Lance’s strategic objectives and plans is a key part of the board’s assessment of management’s approach and tolerance to risk. While the board of directors has ultimate oversight responsibility for overseeing management’s risk management process, the board has delegated to the audit committee the lead role in overseeing Lance’s approach to risk management.

The Audit Committee is responsible for (i) overseeing Lance’s risk assessment and risk management policies; (ii) overseeing management’s identification, monitoring and evaluation of Lance’s major financial and other risk exposures, including operational, legal, regulatory, business, commodity, major project, strategic, credit, liquidity, derivative, reputation and external risks; (iii) overseeing the development of Lance’s enterprise risk management policies and procedures, including limits and tolerances, risk roles and responsibilities, risk mitigation decisions and risk related assumptions; and (iv) reporting regularly to the board on Lance’s overall enterprise risk management program.

The Compensation Committee also assists the board in its oversight of the evaluation and management of risks related to Lance’s compensation policies and practices.

Lance Director Compensation

As of October 15, 2010, directors who are employed by Lance or one of its subsidiaries receive no additional compensation for serving as directors. Directors who are not employed by Lance or one of its subsidiaries receive an annual fee of $40,000 plus $1,500 (and expenses) for each Board meeting attended. The Chairman of the Board receives an additional fee of $75,000 per year. Non-employee directors (other than the Chairman of the Board) who serve as Chairman of the Audit Committee receive an additional $10,000 per year and those who serve as Chairman of either the Compensation Committee or Governance and Nominating Committee receive an additional $7,500 per year. Non-employee directors (other than the Chairman of the Board) also receive $1,500 for each Committee meeting attended. The Chairman of the Board does not receive a fee for attending Committee meetings or for serving as a Committee Chairman.

Under the 2008 Director Stock Plan, which was approved by Lance’s stockholders on April 25, 2008, all non-employee directors serving on the 20th day of the month following Lance’s Annual Meeting of Stockholders each year automatically receive an award of up to 4,000 shares of restricted stock of Lance, as determined by the Board of Directors from time to time. In 2009, each non-employee director received an award of 3,000 shares of restricted stock. Non-employee directors who are first elected after June 1 and before December 31 of any year receive an automatic initial award of up to 4,000 shares of restricted stock on the 20th day of the month following the date when the director first commences service as a director, as determined by the Board of Directors from time to time.

Shares of restricted stock subject to awards under the 2008 Director Stock Plan vest 12 months after award. If a director ceases to serve as a director prior to such vesting date due to the director’s death, or if there is a change of control of Lance prior to such vesting date, then the shares of restricted stock become fully vested on the date of the director’s death or the date of the change of control, as the case may be. If the director ceases to serve as a director for any reason other than death before the vesting date, then the shares of restricted stock become vested on a pro-rata basis at a rate of one-twelfth for each month the director served after the applicable award date. Directors have the right to receive dividends with respect to the restricted shares and to vote the shares prior to vesting.

Prior to 2008, non-employee directors received an annual award of 1,000 shares of restricted stock under the 2003 Director Stock Plan. Shares of restricted stock awarded under the 2003 Director Stock Plan vest on the later of 11 months after award or seven months after the director ceases to serve as a director. The 2003 Director Stock Plan expired on April 30, 2008.

Prior to 2003, non-employee directors were eligible to receive stock options under the Lance 1995 Nonqualified Stock Option Plan for Non-Employee Directors (the “1995 Director Option Plan”). Under the

1995 Director Option Plan, each non-employee director received an initial option grant to purchase 2,500 shares of Common Stock upon becoming a director (exercisable after six months of service). The 1995 Director Option Plan also provided for annual option grants to purchase 4,000 shares of Common Stock on every May 1 to each non-employee director continuing in office (other than the initial year) which became exercisable after one year’s service. There have been no options issued under the 1995 Director Option Plan for years ending after December 28, 2002.

The following table sets forth certain information regarding the compensation of Lance’s current directors for fiscal year 2009.

Director Compensation Table
Fiscal Year 2009

	Fees Earned
	or Paid	Stock	Option	All Other
	in Cash	Awards	Awards	Compensation	Total
Name	($)(1)	($)(2)	($)(3)	($)	($)

Jeffrey A. Atkins	61,500	62,910	—	—	124,410
J. P. Bolduc	54,500	62,910	—	—	117,410
William R. Holland	60,500	62,910	—	—	123,410
James W. Johnston	51,500	62,910	—	—	114,410
W. J. Prezzano	119,000	62,910	—	—	181,910
David V. Singer(4)	—	—	—	—	—
Dan C. Swander	53,000	62,910	—	—	115,910
Isaiah Tidwell	57,500	62,910	—	—	120,410
S. Lance Van Every	51,500	62,910	—	—	114,410

(1)	Amounts represent the aggregate amount of all fees earned or paid in cash for services as a director in fiscal year 2009.

(2)	Amounts reflect the aggregate grant date fair value of restricted common stock awards computed in accordance with ASC Topic 718. On May 20, 2009, each director (other than Mr. Singer) who was serving as a director on such date was granted 3,000 shares of restricted Common Stock under the 2008 Director Stock Plan, as described above. For additional information regarding the assumptions made in calculating these amounts, see pages 43 to 46 of the Lance Annual Report on Form 10-K for the fiscal year ended December 26, 2009, which is incorporated by reference into this joint proxy statement/prospectus. There were no forfeitures of restricted stock awards in fiscal year 2009. As of December 26, 2009, the aggregate number of shares of restricted Common Stock outstanding for each of the directors (other than Mr. Singer) serving on such date was as follows: Mr. Atkins — 5,000, Mr. Bolduc — 5,000, Mr. Holland — 8,000, Mr. Johnston — 3,000, Mr. Prezzano — 8,000, Mr. Swander — 7,000, Mr. Tidwell — 8,000 and Mr. Van Every — 8,000.

(3)	There were no option awards to directors in fiscal year 2009. As of December 26, 2009, the aggregate number of shares underlying outstanding option awards for each of the directors serving on such date was as follows: Mr. Atkins — 0, Mr. Bolduc — 0, Mr. Holland — 12,000, Mr. Johnston — 0, Mr. Prezzano — 8,000, Mr. Swander — 0, Mr. Tidwell — 12,000 and Mr. Van Every — 12,000.

(4)	Mr. Singer is Lance’s President and Chief Executive Officer and therefore does not receive additional compensation for serving as a director. See the Outstanding Equity Awards at Fiscal Year-End table below for the outstanding equity awards held by Mr. Singer as of December 26, 2009.

Stockholder Recommendations of Director Candidates

Stockholders who wish to recommend director candidates for consideration by the Governance and Nominating Committee may do so by mailing a written recommendation to the Chairman of the Governance and Nominating Committee, c/o Secretary, Lance, Inc. 13024 Ballantyne Corporate Place, Harris Building, Suite 900, Charlotte, North Carolina 28277. Such recommendation must include the following information:

•	the name and address of the stockholder submitting the recommendation or the beneficial owner, if any, on whose behalf the recommendation is made and the director candidate;

•	the class and number of shares of Lance stock that are owned beneficially and of record by the stockholder and, if applicable, the beneficial owner, including the holding period for such shares as of the date of the recommendation;

•	sufficient biographical information concerning the director candidate, including a statement about the director’s qualifications;

•	all other information regarding each director candidate proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission;

•	description of all arrangements or understandings among the stockholder and the candidate and any other person or persons pursuant to which the recommendation is being made; and

•	a written consent of the candidate to be named in Lance’s proxy statement and to stand for election if nominated by the Lance board of directors and to serve if elected by the stockholders.

Recommendations by stockholders for director candidates to be considered by the Governance and Nominating Committee for the 2011 Annual Meeting of Stockholders must be submitted by November 26, 2010. The submission of a recommendation by a stockholder in compliance with these procedures will not guarantee the selection of the stockholder’s candidate or the inclusion of the candidate in the company’s proxy statement.

The company’s Bylaws provide that nominations of persons for election to its board of directors may be made at any Annual Meeting of Stockholders by any stockholder entitled to vote on such election. Such nominations must be submitted in writing to the Secretary at the company’s principal office at least 75 days, but not more than 105 days, before the first anniversary of the preceding year’s annual meeting, and in accordance with the procedures specified in the Bylaws. The presiding officer at the Annual Meeting of Stockholders may refuse to accept the nomination of any person that is not submitted in compliance with such procedures.

Stockholder Communications with the Board of Directors

The stockholders of Lance may, at any time, communicate with any of the directors by mailing a written communication to a director, c/o Secretary, Lance, Inc. 13024 Ballantyne Corporate Place, Harris Building, Suite 900, Charlotte, North Carolina 28277.

All communications received in accordance with these procedures will be reviewed by the Secretary and forwarded to the appropriate director or directors unless such communications are considered, in the reasonable judgment of the Secretary, to be improper for submission to the intended recipient. Examples of stockholder communications that would be considered improper for submission include communications that:

•	do not relate to the business or affairs of the company or the functioning or constitution of the its board of directors or any of its committees;

•	relate to routine or insignificant matters that do not warrant the attention of the company’s board of directors;

•	are advertisements or other commercial solicitations;

•	are frivolous or offensive; or

•	are otherwise not appropriate for delivery to directors.

Compensation Committee Interlocks and Insider Participation

William R. Holland, Chairman, W. J. Prezzano, Dan C. Swander, Isaiah Tidwell and S. Lance Van Every served on the Compensation Committee in fiscal year 2009. None of the directors who served on the Compensation Committee in fiscal year 2009 served as one of Lance’s employees in fiscal year 2009 or has ever served as one of its officers. During fiscal year 2009, none of our executive officers served as a director or member of the Compensation Committee (or other committee performing similar functions) of any other entity of which an executive officer served on our Board of Directors or Compensation Committee.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires directors and executive officers and persons who own more than 10% of a company’s common stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of the common stock. Executive officers, directors and greater than 10% stockholders are required to furnish Lance with copies of all such reports they file. To Lance’s knowledge, based solely on a review of the copies of such reports furnished to it and written representations that no other reports were required, during the fiscal year ended December 26, 2009, all Section 16(a) filing requirements applicable to its executive officers, directors and greater than 10% beneficial owners were complied with, except for the following: S. Lance Van Every filed a late Form 5 covering one transaction that occurred in 2009 and Dan C. Swander and William R. Holland each filed a late Form 4 covering one transaction respectively that occurred in 2009.

Executive Officers of Lance

The following table sets forth the names, ages and positions with the company of each of the current executive officers of Lance as of July 21, 2010. This information was provided by the executive officers.

Name	Age	Information About Officer

David V. Singer	55	President and Chief Executive Officer of Lance, Inc. since 2005; Executive Vice President and Chief Financial Officer of Coca-Cola Bottling Co. Consolidated, a beverage manufacturer and distributor, from 2001 to 2005.
Rick D. Puckett	57	Executive Vice President, Chief Financial Officer and Secretary of Lance, Inc. since January 2006 and Treasurer of Lance, Inc. since April 2006; Executive Vice President, Chief Financial Officer and Treasurer of United Natural Foods, Inc., a wholesale distributor of natural and organic products from 2005 to January 2006; and Senior Vice President, Chief Financial Officer and Treasurer of United Natural Foods, Inc. from 2003 to 2005.
Glenn A. Patcha	47	Senior Vice President — Sales and Marketing of Lance, Inc. since January 2007; Senior Vice President of Marketing ConAgra Grocery Products Division, a packaged foods company, 2003 to June 2006.
Blake W. Thompson	55	Senior Vice President — Supply Chain of Lance, Inc. since February 2007; Vice President — Supply Chain of Lance, Inc. from 2005 to 2006; Senior Vice President, Supply Chain of Tasty Baking, a snack food manufacturer and distributor, from 2004 to 2005.

Name	Age	Information About Officer

Kevin A. Henry	42	Senior Vice President and Chief Human Resources Officer of Lance, Inc. from January 2010; Chief Human Resources Officer of Coca Cola Bottling Co. Consolidated, a beverage manufacturer and distributor, from September 2007 to 2009; and Senior Vice President of Human Resources at Coca Cola Bottling Co. Consolidated from February 2001 to 2009.
Margaret E. Wicklund	49	Vice President, Corporate Controller, Principal Accounting Officer and Assistant Secretary of Lance, Inc. since 2007; Corporate Controller, Principal Accounting Officer and Assistant Secretary of Lance, Inc. from 1999 to 2006.

LANCE EXECUTIVE OFFICER COMPENSATION

The following is a discussion of the executive compensation policies and practices of Lance prior to the proposed merger. The discussion and related tables are focused primarily on these policies and practices as they related to the fiscal year ended December 26, 2009 and any subsequent material changes to such policies and practices. The executive compensation policies and practices of the combined company will be subject to change following the completion of the merger. In addition, Lance has included below statements regarding future performance targets and measures for Lance. These performance targets and measures are disclosed in the limited context of Lance’s compensation programs and should not be understood to be statements of Lance’s management’s expectations or estimates of future results.

Compensation Discussion and Analysis

The Compensation Committee of the Board of Directors of Lance is responsible for overall guidance for the compensation of all executive officers, including the executive officers named in the Summary Compensation Table. The Committee approves all annual compensation for the named executive officers, except for the Chief Executive Officer. For the Chief Executive Officer, the Committee determines, approves and recommends all annual compensation to the Board of Directors for final review and approval. The Compensation Committee has sole responsibility for and approves all long-term and stock-based compensation for executive officers. The following explains the material elements of Lance’s compensation program as it relates to the named executive officers.

Executive Compensation Philosophy and Objectives

The Compensation Committee’s philosophy includes the following:

•	Lance’s executive compensation program is designed to attract, motivate, reward and retain executive talent with the skills and competencies to generate performance, both short and long-term, which exceeds the market;

•	Total compensation will be based on the performance of Lance and the individual executive team member;

•	Base salaries and incentive compensation will be influenced by Lance’s performance as compared to the market and peer organizations;

•	Lance’s executive compensation program consists of base salary, annual incentive, long-term incentives and executive benefits and perquisites; and

•	Lance’s executive compensation should align the interests of Lance’s executives with those of its stockholders.

The primary objectives of Lance’s executive compensation program are:

•	to align executives’ interests with those of its stockholders by linking a substantial portion of compensation to annual and long-term performance measures;

•	to attract and retain key executives and managers who are critical to Lance’s future success;

•	to provide competitive total compensation commensurate with its performance;

•	to motivate behaviors that lead to the successful achievement of specific sales, financial and operational goals that support Lance’s stated business strategy;

•	to emphasize the link between performance and rewards for meeting predetermined, specific goals;

•	to focus executives on operational effectiveness from both an earnings and investment perspective; and

•	to promote a performance orientation and communicate to employees that greater responsibility and performance carries greater rewards and opportunities.

Determining Executive Compensation

The Committee conducts an annual review of performance and compensation during the first quarter of each year for the purpose of determining the compensation of the executive officers other than the Chief Executive Officer. As part of this review, the Chief Executive Officer submits recommendations to the Committee relating to the compensation of these officers. Following a review of those recommendations, the Committee approves the compensation of those officers, with such modifications to the Chief Executive Officer’s recommendations as the Committee considers appropriate.

The Committee’s review of the Chief Executive Officer’s compensation is subject to separate procedures. With input from members of the Board of Directors and the Committee, the Chairman of the Committee, with the Chairman of the Board, evaluates the Chief Executive Officer’s performance and reviews the evaluation with him. Then based on that evaluation and review, the Committee consults with its independent compensation consultants and determines and recommends to the Board of Directors the Chief Executive Officer’s annual compensation and performance and annual objectives. The Chief Executive Officer is excused from meetings of the Committee during voting or deliberations regarding his compensation.

In setting compensation levels, the Committee considers all elements of the executive compensation program in total rather than each element in isolation. The Committee is guided by its own subjective judgment and those sources of information (including compensation surveys) that the Committee considers relevant. In 2008, the Committee retained its own executive compensation consultants, Pearl Meyer & Partners, to assist the Committee in its executive compensation decisions. The consultants were directed to provide a comprehensive analysis of executive compensation programs, analyze executive compensation and all elements thereof and compare Lance’s executive compensation to similar size companies in similar industries and to make recommendations with respect to Lance’s executive compensation programs. The consultants used data from comprehensive surveys and performed a peer group analysis using similar size food and snack food companies.

For 2009, the consultants used the 2008/2009 Watson Wyatt Survey Report on Top Management Compensation and the 2008 US Mercer Benchmark Database Executive Compensation Report data and its market analysis of Lance’s executive compensation. All elements of executive compensation were compared to market data from the food and kindred products industry and the manufacturing non-durable goods industry. Lance’s executive compensation was also compared to a peer group consisting of 12 other companies in the food and snack food industries that were of similar size. The peer companies used in the analysis were Lance and Diamond Foods, Inc., Flowers Foods Inc., Green Mountain Coffee Roasters, Hain Celestial Group Inc., Hansen Natural Corp., J&J Snack Foods Corp, Lancaster Colony Corp., National Beverage Corp., Ralcorp Holdings Inc., J.M. Smucker Co., Tootsie Roll Industries Inc. and Treehouse Foods, Inc. Diamond Foods, Inc. was added in 2009 because of its similar industry, revenue and market capitalization as Lance. The members of the peer group were selected by the consultants based on industry, revenue and market capitalization similarity and input from the Committee. The Committee looks at the compensation of Lance’s Chief Executive Officer and the other named executive officers relative to the compensation paid to similarly situated executives at companies in the survey group, peer group and a market composite group. The Committee used these comparisons as a point of reference for measurement but not as the determinative factor in setting Lance’s executives’ compensation.

In setting compensation, the Committee also reviews the compensation data and tables in the Executive Compensation section of Lance’s Proxy Statement as it is being prepared. The overall purpose of these reviews is to bring together in one place all of the elements of actual and potential future compensation of Lance’s named executive officers so that the Committee may analyze both the individual amounts of compensation, the mix of compensation and the total amounts of actual and projected compensation. In its most recent review, the Committee determined that the compensation amounts for Lance’s Chief Executive Officer and the other named executive officers remain consistent with the Committee’s expectations and philosophy.

As a general principle, the Committee believes that compensation of the executive officers cannot always be based upon fixed formulas and that the prudent use of discretion in determining compensation will generally be in the best interests of Lance and its stockholders. Accordingly, from time to time in the exercise of its discretion, the Committee may approve changes in compensation that it considers to be appropriate to award performance or otherwise to provide incentives toward achieving the objectives of Lance’s executive compensation program.

Elements of Executive Compensation

Lance’s compensation program consists of the following elements: base salaries, annual incentive awards, long-term cash and equity compensation, and benefits and perquisites. The Chief Executive Officer, the Chief Financial Officer and the other named executive officers are also entitled to receive severance payments or other compensation upon the occurrence of certain events related to a termination of employment or change in control. See “— Potential Payments upon Termination or Change in Control” beginning on page 133.

Base Salaries.  Base salaries are paid to provide executive officers with a base level of annual compensation and to achieve Lance’s objectives of attracting and retaining executives who are critical to its future success, rewarding performance and communicating to employees that greater responsibility carries greater rewards. Based on information and surveys provided by the Committee’s compensation consultants, the Committee seeks to have base salaries for executive officers above the 50th percentile for the average comparable base salary for similar positions at similar companies as required to attract experienced executives. The Committee’s decisions regarding adjustments to base salaries are also based on the responsibilities of the executives, the Committee’s evaluation of the market demand for executives with similar capability and experience, and Lance’s corporate performance and the performance of each executive in relation to Lance’s strategic objectives. The Committee also seeks to strike an appropriate balance between fixed elements of compensation, such as base salaries, and variable performance-based elements.

In connection with the hiring of Mr. Singer as Chief Executive Officer in 2005, the Committee and the Board approved and Lance entered into an Executive Employment Agreement with Mr. Singer. See “— Summary of Compensation and Grants of Plan-Based Awards — Employment and Other Agreements” on page 128. Mr. Singer’s employment agreement provides for a base salary of $500,000, subject to increase at the discretion of the Board. In general, Lance believes Mr. Singer’s compensation is consistent with the Committee’s compensation philosophy and objectives.

On February 9, 2009, the Committee conducted its annual review of Mr. Singer’s compensation. As a result of that review and the Committee’s evaluation of Lance’s performance and the performance of Mr. Singer in 2008, the Committee approved and recommended to the Board of Directors an increase in his base salary to $660,000, a 10% increase, effective December 28, 2008. In determining the amount of the increase, the Committee considered market data, peer group analysis and recommendations provided by the Committee’s compensation consultants, and his progress against identified priorities for 2008 which was a good year considering the increases in ingredient costs and the challenges in achieving price increases for Lance’s products in 2008. The increase in his base salary puts Mr. Singer’s base salary between the 45th and 50th percentile of the market data.

On February 9, 2009, the Committee also conducted a compensation review for the other executive officers, including the other named executive officers. In connection with that review, Mr. Singer submitted recommendations to the Committee. Based on those recommendations, input from the Committee’s compensation consultants and the Committee’s evaluation of Lance’s performance and the performance of those individuals in 2008, the Committee made adjustments to the base salaries to be paid to the other executive officers for 2009 that ranged from 5% to 10%. These salary increases went into effect on December 28, 2008. Mr. Leake’s base salary was increased 10% as a further step toward reaching a base salary level competitive with market data for his position. The base salaries of the named executive officers, other than the Chief Executive Officer, ranged from the 65th percentile to the 75th percentile of the market data.

Annual Performance Incentive Plan.  An annual performance incentive compensation plan is provided for the executive officers, including the named executive officers, to achieve the Committee’s objectives of:

•	motivating behaviors that lead to the successful achievement of specific sales, financial and operational goals that support Lance’s stated business strategy and to align participants’ interests with those of stockholders;

•	emphasizing the link between performance and rewards for meeting predetermined, specific goals;

•	focusing executives on operational effectiveness from both an earnings and investment perspective; and

•	promoting a performance orientation and communicating to executives that greater responsibility carries greater rewards.

In setting target incentive awards under the plan, the Committee considers each executive’s level of responsibility in relation to Lance’s annual and long-term objectives, recommendations of the Chief Executive Officer, and Lance’s obligations under the agreements with the Chief Executive Officer. The Committee sets target incentive awards at levels that are designed to link a substantial portion of each individual’s total annual compensation to attaining the performance objectives discussed below in order to provide appropriate incentives to attaining those objectives.

Grants of annual incentive awards for each named executive officer are determined based primarily upon the attainment of pre-determined objectives with respect to financial performance measures for Lance’s business. Financial performance measures and objectives are determined based on Lance’s operating plan for the year in question. The operating plan is developed by management and approved by the Board of Directors.

At its meeting on February 9, 2009, the Committee approved an annual performance incentive plan for 2009 that included the executive officers’ target incentive awards for 2009 and the targeted financial measures for 2009. This annual performance incentive plan was recommended to the Board of Directors, which approved Mr. Singer’s participation in the plan on February 9, 2009. Mr. Singer’s employment agreement provides for a target incentive award each year equal to 100% of base salary. Messrs. Puckett, Patcha, Thompson and Leake were assigned target incentive awards for 2009 of 50% of their respective base salaries. Lance’s financial performance measures were changed from those for 2008 to put greater emphasis on earnings per share by increasing the weight from 30% to 45% so as to better align the interests of the named executive officers with those of Lance’s stockholders. For 2009, incentive compensation was based 35% on a Net Sales target of $915.7 million, 45% on a Corporate Earnings Per Share target of $1.10 per share, 10% on a Net Sales Per Route Improvement target of 10% and 10% on a Supply Chain Costs Reduction target of 25 basis points. See “— Summary of Compensation and Grants of Plan-Based Awards” beginning on page 122 for additional information regarding the performance measures and the threshold, target and maximum incentive awards for the named executive officers.

The Committee maintains discretion to adjust performance measures and objectives for extraordinary items and other items as it deems appropriate. In setting the performance objectives, the Committee has elected to exclude from the performance measures acquisitions and special items considered to be one-time income or expense items.

On February 22, 2010, the Committee reviewed and approved the degree of attainment of Lance’s annual financial objectives for 2009. For 2009, Lance’s achieved 109% of Lance’s target. All of the named executive officers attained 109% of their target incentive.

Based on this performance, the Committee awarded a $719,400 cash incentive award to Mr. Singer for 2009. The Committee also awarded cash incentive awards to each of the other named executive officers based upon the degree of attainment of Lance’s financial objectives for 2009. See the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table for the amounts of those cash incentive awards.

Long-Term Cash and Equity Compensation.  The Committee administers Lance’s 1997 Incentive Equity Plan, its 2003 Key Employee Stock Plan and its 2007 Key Employee Incentive Plan. There were no additional shares available to grant under the 1997 Incentive Equity Plan or the 2003 Key Employee Stock Plan as of February 1, 2010.

The Committee is authorized to grant restricted stock awards, stock options and other awards that are provided for under Lance’s 1997 Incentive Equity Plan, its 2003 Key Employee Stock Plan and its 2007 Key Employee Incentive Plan to such of its employees and employees of its subsidiaries as the Committee determines to be eligible for awards. Awards granted to an individual are based upon a number of factors, including the recipient’s position, salary and performance as well as Lance’s overall corporate performance. Both the 1997 Incentive Equity Plan and the 2003 Key Employee Stock Plan have expired and there were no additional shares available for award under these Plans as of February 1, 2010.

The stock plans are intended to achieve Lance’s objectives of:

•	aligning executives’ interests with those of its stockholders by linking a substantial portion of compensation to long-term performance measures;

•	attracting and retaining key executives and managers who are critical to its future success; and

•	providing competitive total compensation commensurate with its performance.

Awards are made under these plans as long-term incentive compensation to executives and other key employees when the Committee feels such awards are appropriate.

Lance expects that individuals who receive these awards will retain a substantial portion of the shares awarded to them to foster a mutuality of interests with Lance’s stockholders. In 2007, Lance’s Board of Directors, upon recommendation of the Compensation Committee, adopted stock ownership guidelines for the Board of Directors, officers and senior managers of Lance. The guidelines generally provide that the Board of Directors, its officers and its senior managers retain 50% of shares of its Common Stock received under its equity grants to them, net of required income tax withholding. The ownership targets range from two times base salary to one-half times base salary for officers and are two times annual retainer for members of the Board of Directors.

The Committee makes awards under these stock plans both to reward short-term performance with equity-based compensation and to motivate the recipient’s long-term performance. The Committee generally follows the practice of making annual awards to individuals who are determined to be eligible to participate in these plans.

Each year, the Committee adopts a Three-Year Incentive Plan for Officers that includes a performance period that covers the current year and the two following years. At its meeting on February 23, 2009, the Committee adopted the 2009 Three-Year Plan for the three fiscal years 2009 through 2011. Each participant in the 2009 Three-Year Plan was assigned a target incentive, based on the participant’s level of responsibility, position and recommendations from the Committee’s compensation consultants. Mr. Singer’s target incentive was based on his Executive Employment Agreement, as amended, and a recommendation from the Committee’s compensation consultants. The following target incentives were assigned to Lance’s named executive officers: Mr. Singer — $1,296,000, Mr. Puckett — $330,800, Mr. Patcha — $281,300, Mr. Thompson — $247,300 and Mr. Leake — $257,000. The target incentive awards were determined by the Committee consistent with their practice and philosophy of providing that a substantial portion of total compensation for executive officers be long-term incentive compensation.

For 2009, the Committee granted each named executive officer (i) nonqualified stock options valued at 35% of his target incentive, (ii) restricted shares of Common Stock valued at 30% of his target incentive and

(iii) a performance award with a target equal to 35% of his target incentive. The performance award is based on target levels of the average of Net Sales for the 2009 and 2010 fiscal years, the average of Corporate Earnings Per Share for the 2009 and 2010 fiscal years and the average of Return On Capital Employed for the 2009 and 2010 fiscal years. The performance awards are calculated 35% on a Net Sales target of $940 million, 40% on a Corporate Earnings Per Share target of $1.25 and 30% on a Return On Capital Employed target of 12.5%, subject to threshold and maximum levels of Net Sales, Earnings Per Share and Return On Capital Employed and percentage payout of the performance award. The performance awards will be made two-thirds in Common Stock and one-third in restricted stock. The performance measures were selected by the Committee based on Lance’s strategic plans for the 2009 and 2010 fiscal years to further align the named executive officers performance with the strategic plan. The 2009 Three-Year Plan is described in greater detail under “— Summary of Compensation and Grants of Plan-Based Awards — 2009 Three-Year Plan” beginning on page 125.

At its meeting on February 23, 2009, pursuant to the 2009 Three-Year Plan the Committee awarded nonqualified stock options and restricted stock to the named executive officers as follows:

	Nonqualified Stock	Restricted Stock
Name	Option Shares	Shares

David V. Singer	92,196	17,910
Rick D. Puckett	23,532	4,572
Glenn A. Patcha	20,010	3,888
Blake W. Thompson	17,592	3,417
Earl D. Leake	18,282	3,552

On February 23, 2009, the Committee reviewed performance and eligibility for awards under the 2006 Three-Year Plan. On February 22, 2010, the Committee reviewed performance and eligibility for awards under the 2007 Three-Year Plan. The Committee determined that no incentive awards had been earned under the 2006 Three-Year Plan or the 2007 Three-Year Plan.

On February 23, 2009, the Committee made awards under the performance award component of the 2008 Three-Year Plan to the named executive officers, based on the attainment of predetermined performance goals with respect to Lance’s net sales increase in 2008. Lance achieved 252% of the aggregate target under the 2008 Three-Year Plan in that net sales were $838 million against the target of $800 million. In accordance with the 2008 Three-Year Plan, the performance awards were settled in Restricted Stock in February 2009. One-third of such shares of Restricted Stock vested upon settlement. An additional one-third will vest in February 2010 and the remaining one-third will vest in February 2011.

The named executive officers were awarded the following:

Restricted
Name	Stock Shares

David V. Singer	40,626
Rick D. Puckett	9,549
Glenn A. Patcha	7,761
Blake W. Thompson	7,251
Earl D. Leake	7,839

On March 16, 2006, the Committee adopted the 2006 Five-Year Performance Equity Plan for Officers and Senior Managers which covers the five-year period beginning in 2006 and ending in 2010. This Plan is a one-time grant of performance equity units, each equivalent to one share of Common Stock and related dividend equivalents. Each of the performance equity units and related dividend equivalent units which vest during the five-year period will be settled by delivery of one share of Lance’s Common Stock. These performance equity units will be subject to forfeiture if the participant leaves its employ during the five-year period except as a result of death, disability or retirement in which case the participant will receive a pro rata portion of the award. Under the Five-Year Plan, no awards vest unless the cumulative total return on Lance’s Common Stock for the five years ending December 31, 2010 exceeds the cumulative total return on the

Russell 2000 Index over the same period. See “— Summary of Compensation and Grants of Plan-Based Awards — 2006 Five-Year Plan” beginning on page 127.

The Five-Year Plan and the amounts of the award were developed by Lance’s management in consultation with Lance’s compensation consultants and members of the Committee.

Benefits and Perquisites.  Lance provides its employees, including the named executive officers, with a benefit program that the Committee believes is reasonable, competitive and consistent with the objectives of the compensation program of attracting and retaining key executives and managers who are critical to Lance’s future success.

Lance’s executive officers, including the named executive officers, are eligible to participate in its group insurance program, which includes group health, dental, vision, life and long-term disability insurance on the same basis as other employees. Other benefits for all employees include a profit-sharing retirement plan, 401(k) plan, employee stock purchase plan, paid sick leave, paid holidays and paid vacations. In addition, the named executive officers may participate in a benefit restoration plan which provides amounts that exceed the regulatory limits on contributions to Lance’s Profit Sharing Retirement Plan, term life insurance, disability insurance and automobile allowances. Also, the named executive officers receive financial, medical and tax planning reimbursement up to $5,000 annually. In addition, Mr. Singer receives reimbursement for a country club membership and an income tax gross up for such reimbursement as provided in his Executive Employment agreement. For additional information regarding the benefits and perquisites received by the named executive officers in 2009, see Note 11 to the Summary Compensation Table.

The Committee reviews and approves annually all perquisites paid by Lance to its executive officers.

Payments and Benefits upon Termination or Change in Control.  The Chief Executive Officer, the Chief Financial Officer and the other named executive officers are entitled under their employment or severance agreements to severance payments in connection with the occurrence of certain events. These provisions were negotiated by Lance and approved by the Committee and the Board of Directors in connection with the hiring of Mr. Singer, Mr. Patcha, Mr. Puckett and Mr. Thompson. A severance agreement was negotiated and approved by the Committee and the Board of Directors for Mr. Leake after many years of employment with Lance. In December 2009, the Committee approved a Retirement Agreement with Mr. Leake who will retire on March 31, 2011. The Retirement Agreement, which is effective January 15, 2010, is described under “— Retirement Benefits” and “— Potential Payments upon Termination or Change in Control” beginning on pages 131 and 133, respectively. Pursuant to the Retirement Agreement, Mr. Leake’s severance agreement and change in control agreement were terminated in exchange for the continuation of his supplemental retirement benefits under his prior severance agreement, his base salary and annual incentive compensation through 2010. The Committee approved the Retirement Agreement based on the terms of Mr. Leake’s prior severance agreement and 35 years of service to Lance.

In 1997, with the assistance of Lance’s compensation consultants, Hewitt Associates LLC, the Compensation Committee and the Board of Directors approved Benefits Agreements for certain key executive officers in the event of a change in control of Lance. These agreements were designed to allow the executive officers to continue to focus on the operation of the business of Lance and to act in the best interests of its stockholders rather than focus on their own employment status in the event of a potential change in control. The triggering events under these Benefits Agreements were selected to provide the executive benefits in the event the new owner of Lance did not continue the employment of the executive or otherwise made their position untenable. Under these Benefits Agreements, the executive would receive in a lump sum an amount including his accrued base salary and benefits, an amount equal to three times his base salary plus three times the greater of his prior year actual bonus or current year target bonus and an accrued bonus payment based on the greater of his prior year actual incentive or current year target incentive under Lance’s Annual Performance Incentive Plan plus additional benefits as described in more detail under “— Potential Payments upon Termination or Change in Control” beginning on page 133. There is also a “gross up” amount payable to the executive based on the Federal excise taxes payable by him.

Mr. Singer’s Executive Employment Agreement, as amended, provides that in an event of his termination without cause prior to a change in control, he would receive his accrued base salary, an amount equal to two times his base salary plus two times his current year incentive under Lance’s Annual Performance Incentive Plan, his accrued incentive based on current year performance under Lance’s Annual Performance Incentive Plan and pro rata payments under Lance’s long-term incentive plans plus other benefits specified under “— Potential Payments upon Termination or Change in Control” beginning on page 133. Mr. Singer’s change in control benefits are likewise designed to allow Mr. Singer to continue to focus on the operation of the business of Lance and to act in the best interest of its stockholders rather than focus on his own employment status in the event of a potential change in control.

The severance agreements for Messrs. Puckett, Patcha and Thompson provide for payment of accrued base salary and benefits, an amount equal to one year’s base salary plus their respective current year target bonus and accrued bonus payment based on the greater of their respective prior year actual bonus or current year target bonus.

Section 162(m) of the Internal Revenue Code

Under Section 162(m) of the Internal Revenue Code of 1986, as amended, a public company is generally not entitled to deduct non-performance based compensation paid to its named executive officers for Federal income tax purposes to the extent any such individual’s compensation in any year exceeds $1.0 million. Special rules apply for “performance based” compensation, including the pre-approval of performance goals applicable to that compensation. In 2007, the stockholders of Lance approved the 2007 Key Employee Incentive Plan which is expected to qualify certain elements of compensation for the performance-based exception to the limitations under Section 162(m).

The Committee considers the Section 162(m) rules when it structures Lance’s executive compensation program. Annual performance incentive awards and stock options and performance awards under the Three-Year Incentive Plan are designed to be fully deductible as “performance based” compensation under Section 162(m). Other elements of compensation, including restricted stock awards as part of the Three-Year Incentive Plan, are not intended to be “performance based” compensation under Section 162(m), and some portion of that compensation may not be fully deductible as a result of Section 162(m). However, in order to maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Committee has not adopted a policy that all compensation must be deductible for Federal income tax purposes.

Summary of Compensation and Grants of Plan-Based Awards

The following table sets forth certain compensation information for the fiscal years ended December 26, 2009, December 27, 2008 and December 29, 2007 concerning Lance’s Chief Executive Officer, Chief Financial Officer and Lance’s three other most highly compensated executive officers, which Lance refers to as the “named executive officers.”

Summary Compensation Table

							Change in Pension
							Value and
							Non-Qualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation		All Other
Name and		Salary	Bonus	Awards	Awards	Compensation	Earnings		Compensation	Total
Principal Position	Year	($)	($)	($)(1)(2)(4)	($)(2)(3)	($)	($)		($)(11)	($)

David V. Singer	2009	660,000	—	842,426	455,448	719,400(5)	—		90,540	2,767,814
President and Chief	2008	600,000	—	649,999	348,997	769,200(6)	—		80,403	2,448,599
Executive Officer	2007	550,000	—	—	484,000	571,200(7)	—		75,383	1,680,583
Rick D. Puckett	2009	401,310	—	215,058	116,248	218,800(5)	—		49,836	1,001,252
Executive Vice	2008	382,200	—	152,784	82,012	245,000(6)	—		44,746	906,742
President, Chief Financial Officer, Treasurer and Secretary	2007	367,500	—	45,938	73,495	178,300(7)	—		35,087	700,320
Glenn A. Patcha	2009	360,360	—	182,908	98,849	196,400(5)	—		42,649	881,166
Senior Vice	2008	343,200	—	124,203	66,662	220,000(6)	—		46,563	800,628
President	2007	323,654	20,000 (8)	443,150	191,247	149,300(7)	—		212,193	1,339,544
Blake W. Thompson	2009	300,300	—	160,783	86,904	163,700(5)	—		39,258	750,945
Senior Vice	2008	286,000	—	116,030	62,297	183,300(6)	—		35,612	683,239
President	2007	275,000	—	34,375	54,999	133,600(7)	—		34,203	532,177
Earl D. Leake(9)	2009	280,500	—	167,114	90,313	152,900(5)	229,668	(10)	37,161	957,656
Senior Vice	2008	255,000	—	125,507	67,354	163,500(6)	143,375	(10)	30,894	785,630
President	2007	225,000	—	28,125	45,006	112,300(7)	111,585	(10)	30,592	552,608

(1)	The grant-date fair values of the awards are computed in accordance with FASB ASC Topic 718 based on Lance’s expectations as of the grant dates regarding the probable level of achievement under the awards. Lance assumed the target level of achievement under each performance based award.

(2)	For additional information regarding the assumptions made in calculating these amounts, see pages 43-46 of Lance’s Annual Report on Form 10-K for the fiscal year ended December 26, 2009, which is incorporated by reference into this joint proxy statement/prospectus.

(3)	The value of the stock option awards equals their grant date fair value as computed in accordance with FASB ASC Topic 718.

(4)	Included in stock awards are performance awards that are computed at target attainment in addition to the grants of restricted stock . The grant date fair value of stock awards made in 2009, 2008 and 2007, assuming maximum level of performance under each plan, are as follows: Mr. Singer — $1,522,826, $1,699,999 and $0, respectively; Mr. Puckett — $388,758, $399,684, and $183,750, respectively; Mr. Patcha — $330,658, $324,903 and $566,900, respectively; Mr. Thompson — $290,683, $303,530 and $137,500, respectively; and Mr. Leake — $302,114, $328,307 and $112,500, respectively.

(5)	Amounts represent cash incentive awards earned under the 2009 Annual Plan. For additional information regarding the 2009 Annual Plan, see the Grants of Plan Based Awards table and “— 2009 Annual Plan” beginning on pages 123 and 124, respectively.

(6)	Amounts represent cash incentive awards earned under the 2008 Annual Plan. For additional information see the Summary Compensation Table of Lance’s proxy statement for Lance’s 2009 Annual Meeting of Stockholders.

(7)	Amounts represent cash incentive awards earned under the 2007 Annual Plan and the 2005 Three-Year Plan. For additional information, see the Summary Compensation Table of Lance’s proxy statement for Lance’s 2008 Annual Meeting of Stockholders.

(8)	Amount represents bonus paid in connection with Lance’s initial employment of the executive officer.

(9)	Mr. Leake was not a named executive officer for fiscal year 2007.

(10)	Amounts represent changes during the applicable fiscal year in the actuarial present value of Mr. Leake’s supplemental retirement benefits under his Severance Agreement.

(11)	For fiscal year 2009, the amounts set forth under All Other Compensation consist of the following:

Benefits and Perquisites	Mr. Singer	Mr. Puckett	Mr. Patcha	Mr. Thompson	Mr. Leake

Company contributions to Profit-Sharing Retirement Plan	$7,963	$7,963	$7,963	$7,963	$8,575
Company contributions to Employee Stock Purchase Plan	—	260	—	—	520
Company contributions to 401(k) Plan	6,125	6,125	5,876	6,125	6,125
Company contributions to Deferral and Benefit Restoration Plan	38,487	13,043	10,197	7,755	4,104
Term life insurance premiums	4,416	5,445	1,638	1,815	3,069
Country club dues	10,217	—	—	—	—
Automobile allowances	18,000	15,600	15,600	15,600	13,068
Financial planning and tax services	—	1,400	1,375	—	1,700
Tax gross-ups	5,332	—	—	—	—
Totals	$90,540	$49,836	$42,649	$39,258	$37,161

The following table sets forth certain information concerning grants of plan-based awards to the named executive officers in fiscal year 2009.

Grants of Plan-Based Awards
Fiscal Year 2009

								All Other	All Other
								Stock	Option
								Awards:	Awards:	Exercise
		Estimated Possible			Estimated Future			Number of	Number of	or Base
		Payouts Under Non-Equity			Payouts Under Equity			Shares	Securities	Price of	Grant Date Fair
		Incentive Plan Awards			Incentive Plan Awards			of Stock	Underlying	Option	Value of Stock and
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	or Units	Options	Awards	Option Awards
Name	Date	($)	($)	($)	($)	($)	($)	(#)	(#)	($/Sh)	($)(1)

David V. Singer	N/A(2)	330,000	660,000	1,320,000	—	—	—	—	—	—	—
	2/23/09(3)	—	—	—	226,800	453,600	1,134,000	—	—	—	453,600
	2/23/09(4)	—	—	—	—	—	—	17,910	—	—	388,826
	2/23/09(5)	—	—	—	—	—	—	—	92,196	21.71	455,448
Rick D. Puckett	N/A(2)	100,350	200,700	401,400	—	—	—	—	—	—	—
	2/23/09(3)	—	—	—	57,900	115,800	289,500	—	—	—	115,800
	2/23/09(4)	—	—	—	—	—	—	4,572	—	—	99,258
	2/23/09(5)	—	—	—	—	—	—	—	23,532	21.71	116,248
Glenn A. Patcha	N/A(2)	90,100	180,200	360,400	—	—	—	—	—	—	—
	2/23/09(3)	—	—	—	49,250	98,500	246,250	—	—	—	98,500
	2/23/09(4)	—	—	—	—	—	—	3,888	—	—	84,408
	2/23/09(5)	—	—	—	—	—	—	—	20,010	21.71	98,849
Blake W. Thompson	N/A(2)	75,100	150,200	300,400	—	—	—	—	—	—	—
	2/23/09(3)	—	—	—	43,300	86,600	216,500	—	—	—	86,600
	2/23/09(4)	—	—	—	—	—	—	3,417	—	—	74,183
	2/23/09(5)	—	—	—	—	—	—	—	17,592	21.71	86,904
Earl D. Leake	N/A(2)	70,150	140,300	280,600	—	—	—	—	—	—	—
	2/23/09(3)	—	—	—	45,000	90,000	225,000	—	—	—	90,000
	2/23/09(4)	—	—	—	—	—	—	3,552	—	—	77,114
	2/23/09(5)	—	—	—	—	—	—	—	18,282	21.71	90,313

(1)	The grant-date fair value of the performance units for 2009 was computed in accordance with FASB ASC Topic 718. Lance assumed the target level of achievement under the award. For additional information regarding the assumptions made in the valuation of these awards, see page 31 of Lance’s Annual Report on Form 10-K for the fiscal year ended December 26, 2009.

(2)	The amounts shown in these rows reflect the threshold, target and maximum incentive awards under the 2009 Annual Plan, as described below.

(3)	The amounts shown in these rows reflect the threshold, target and maximum incentive awards under the performance award component of the 2009 Three-Year Plan, as described below. Target performance awards are denominated in dollars but are paid in Common Stock.

(4)	This amount reflects a grant of restricted stock under the 2009 Three-Year Plan, as described below.

(5)	This amount reflects a grant of stock options under the 2009 Three-Year Plan, as described below.

The following is a summary of certain material information necessary to an understanding of the Summary Compensation Table and Grants of Plan Based Awards table above, including certain material terms of Lance’s compensation plans and arrangements.

2009 Annual Plan.  On February 9, 2009, the Compensation Committee adopted and approved the Lance 2009 Annual Performance Incentive Plan for Officers (the “2009 Annual Plan”) under the Lance 2007 Key Employee Incentive Plan. The 2009 Annual Plan provided certain of its officers annual cash incentive awards based on the achievement of specified goals with respect to the following performance measures: (1) Net Sales, (2) Corporate Earnings Per Share (“Corporate EPS”), (3) Sales Per Route Improvement, and (4) Supply Chain Costs Reduction. Each participant was assigned a target incentive based on a percentage of current base salary. The following target incentives were assigned to Lance’s named executive officers: Mr. Singer — $660,000, Mr. Puckett — $200,700, Mr. Patcha — $180,200, Mr. Thompson — $150,200 and Mr. Leake — $140,300.

With respect to each performance measure, the Compensation Committee established (1) a threshold level of performance under which each participant was entitled to 50% of the weighted target incentive, (2) a target level of performance under which each participant was entitled to 100% of the weighted target incentive and (3) a maximum level of performance under which each participant was entitled to a maximum payment of 200% of the weighted target incentive. Annual incentive payments were calculated on a straight line basis between the threshold and target level and between the target and maximum level for each performance measure. No award payments were made unless the threshold for the applicable performance measure was reached.

The applicable weights and threshold, target and maximum levels were assigned to each performance measure as follows:

		Performance Objectives
Performance Measure	Weight	Threshold	Target	Maximum

Net Sales	35%	$865 million	$915.7 million	$965 million
Corporate EPS	45%	$0.80	$1.10	$1.40
Sales Per Route Improvement	10%	1%	10%	15%
Supply Chain Costs Reduction	10%	1 bps	25 bps	125 bps

Each of the performance measures, excluding special items which are one-time income or expense items, is defined in the 2009 Annual Plan as follows:

(a) “Net Sales” is defined as sales and other operating revenue, net of returns, allowances, discounts and other sales deduction items, as audited and reported in Lance’s Form 10-K for the 2009 fiscal year.

(b) “Corporate EPS” is defined as Lance’s fully diluted earnings per share as audited and reported in Lance’s Form 10-K for the 2009 fiscal year.

(c) “Sales Per Route Improvement” is defined as the percentage improvement in gross sales through Lance’s direct-store-delivery (“DSD”) system divided by 52 and divided by the average number of routes in the DSD system for the 2009 fiscal year over that for the 2008 fiscal year.

(d) “Supply Chain Costs Reduction” is defined as the percentage reduction, expressed in percentage points or basis points, in total manufacturing conversion costs plus total costs of shipping and distribution, excluding DSD costs, divided by total net sales for the 2009 fiscal year over that for the 2008 fiscal year.

The cash incentive awards are adjusted by the Compensation Committee for extraordinary events such as acquisitions, dispositions, required accounting adjustments or similar events as specified in the Lance 2007 Key Employee Incentive Plan and the 2009 Annual Plan.

Based on Lance’s performance in 2009, each of the named executive officers was paid a cash incentive award under the 2009 Annual Plan as described in Note 5 to the Summary Compensation Table above. The 2009 Annual Plan also provided for pro rata payouts of incentive awards if a participant was terminated under certain circumstances or in the event of a change in control of Lance. For additional information regarding these provisions, see “— Potential Payments upon Termination or Change in Control” beginning on page 133.

2009 Three-Year Plan.  On February 23, 2009, the Compensation Committee adopted and approved the Lance 2009 Three-Year Performance Incentive Plan for Officers and Key Managers (the “2009 Three-Year Plan”) under the Lance 2007 Key Employee Incentive Plan. Each participant in the 2009 Three-Year Plan was assigned a target incentive award. The following target incentives were assigned to Lance’s named executive officers: Mr. Singer — $1,296,000, Mr. Puckett — $330,800, Mr. Patcha — $281,300, Mr. Thompson — $247,300 and Mr. Leake — $257,000.

In accordance with the 2009 Three-Year Plan, each named executive officer was granted (i) nonqualified stock options valued at 35% of his target incentive, (ii) restricted shares of Common Stock valued at 30% of his target incentive, and (iii) a performance award with a target payout equal to 35% of his target incentive.

Each stock option granted under the 2009 Three-Year Plan has an exercise price of $21.71 and vests in three equal annual installments beginning February 23, 2010. The number of stock options granted to each participant was equal to the dollar value of his stock option incentive divided by the Black-Scholes value of the stock options on the grant date. Each share of restricted stock granted on February 23, 2009 also vests in three substantially equal annual installments beginning February 23, 2010. The number of shares of restricted stock granted to each participant was equal to the dollar value of the participant’s restricted stock incentive divided by the closing price of the Common Stock on the grant date ($21.71).

Payouts under the performance award component of the 2009 Three-Year Plan will be determined based on the attainment of certain predetermined performance goals for 2009 and 2010 with respect to the following performance measures: (1) Net Sales, (2) Corporate Earnings Per Share and (3) Return on Capital Employed. With respect to each performance measure, the Compensation Committee established (1) a threshold level of performance under which each participant was entitled to 50% of his performance award target, (2) a target level of performance under which each participant was entitled to 100% of his performance award target, and (3) a maximum level of performance under which each participant was entitled to a maximum payment of 250% of his performance award target. Payments under the performance award portion of the target incentive were calculated on a straight line basis between the threshold and target level and between the target and maximum level for net sales. No award payments will be made unless the threshold for the applicable performance measure was reached.

The applicable weights and threshold, target and maximum levels were assigned to each performance measure as follows:

		Performance Objectives
Performance Measure	Weight	Threshold	Target	Maximum

Net Sales	30%	$920 million	$940 million	$975 million
Corporate EPS	40%	$1.00	$1.25	$1.50
Return on Capital Employed	30%	11%	12.5%	14.9%

Each of the performance measures, excluding special items which are one-time income or expense items, is defined in the 2009 Three-Year Plan as follows:

(a) “Net Sales” is defined as the average sales and other operating revenue, net of returns, allowances, discounts and other sales deduction items, as audited and reported in Lance’s Form 10-K for the 2009 and 2010 fiscal years.

(b) “Corporate EPS” is defined as the average of Lance’s fully diluted earnings per share as audited and reported in Lance’s Form 10-K for the 2009 and 2010 fiscal years.

(c) “Return on Capital Employed,” or “ROCE,” is defined as the average ROCE, as audited and reported in Lance’s Forms 10-K for the 2009 and 2010 fiscal years, calculated as follows:

Operating Income x (1 — Tax Rate)
Average Equity + Average Net Debt

For purposes of this calculation, “Operating Income” means Lance’s actual earnings before interest and taxes excluding other income and expenses; “Tax Rate” means its actual total effective income tax rate; and “Average Net Debt” means its average debt less average cash.

The performance awards are adjusted by the Compensation Committee for extraordinary events such as acquisitions, dispositions, required accounting adjustments or similar events as specified in the Lance 2007 Key Employee Incentive Plan and the 2009 Three-Year Plan. In accordance with the 2009 Three-Year Plan, if performance awards are earned, two-thirds will be payable in Common Stock and one-third will be payable in restricted Common Stock that vests one year after the award date.

The 2009 Three-Year Plan also provides for accelerated vesting and pro rata payouts of awards if a participant is terminated under certain circumstances or in the event of a change in control of Lance. For additional information regarding these payments, see “— Potential Payments upon Termination or Change in Control” beginning on page 133.

2008 Three-Year Plan.  On February 21, 2008, the Compensation Committee adopted and approved the Lance 2008 Three-Year Performance Incentive Plan for Officers and Key Managers (the “2008 Three-Year Plan”) under the Lance 2007 Key Employee Incentive Plan. Each participant in the 2008 Three-Year Plan was assigned a target incentive award. The following target incentives were assigned to Lance’s named executive officers: Mr. Singer — $1,000,000, Mr. Puckett — $235,000, Mr. Patcha — $191,000, Mr. Thompson — $178,500 and Mr. Leake — $193,000.

In accordance with the 2008 Three-Year Plan, each named executive officer was granted (i) nonqualified stock options valued at 35% of his target incentive, (ii) restricted shares of Common Stock valued at 30% of his target incentive, and (iii) a performance award with a target payout equal to 35% of his target incentive.

Each stock option granted under the 2008 Three-Year Plan has an exercise price of $16.77 and vests in three equal annual installments beginning February 21, 2009. The number of stock options granted to each participant was equal to the dollar value of his stock option incentive divided by the Black-Scholes value of the stock options on the grant date. Each share of restricted stock granted on February 21, 2008 also vests in three equal annual installments beginning February 21, 2009. The number of shares of restricted stock granted to each participant was equal to the dollar value of the participant’s restricted stock incentive divided by the closing price of the Common Stock on the grant date ($16.77).

Payouts under the performance award component of the 2008 Three-Year Plan were determined based on the attainment of certain predetermined performance goals with respect to Lance’s net sales for 2008. The Compensation Committee established (1) a threshold level of net sales ($770 million) under which each participant was entitled to 50% of his performance award target, (2) a target level of net sales ($800 million) under which each participant was entitled to 100% of his performance award target, and (3) a maximum level of net sales ($875 million) under which each participant was entitled to a maximum payment of 400% of his performance award target. Payments under the performance award portion of the target incentive were calculated on a straight line basis between the threshold and target level and between the target and maximum level for net sales. No award payments were made unless the threshold for the applicable performance measure was reached.

The performance awards are adjusted by the Compensation Committee for extraordinary events such as acquisitions, dispositions, required accounting adjustments or similar events as specified in the Lance 2007 Key Employee Incentive Plan and the 2008 Three-Year Plan. In accordance with the 2008 Three-Year Plan, each of the performance awards was settled in Common Stock in February 2009. One-third of such shares of

Common Stock vested upon settlement. An additional one-third will vest in February 2010 and the remaining one-third will vest in February 2011.

The 2008 Three-Year Plan also provides for accelerated vesting and pro rata payouts of awards if a participant is terminated under certain circumstances or in the event of a change in control of Lance. For additional information regarding these payments, see “— Potential Payments upon Termination or Change in Control” beginning on page 133.

2007 Stock Option Plan.  On March 8, 2007, the Compensation Committee adopted and approved the Lance 2007 Stock Option Plan for Officers and Key Managers (the “2007 Stock Option Plan”). Under the 2007 Stock Option Plan, certain officers and key managers were granted stock option awards based on a percentage of base salary. The named executive officers were granted options under the plan with respect to the following number of shares of Common Stock: Mr. Puckett — 16,260, Mr. Patcha — 14,601, Mr. Thompson — 12,168 and Mr. Leake — 9,957. Each option granted under the plan has an exercise price of $19.70 with respect to each share of Common Stock and vests in three equal annual installments beginning on March 8, 2008. The term of each option is seven years.

For information regarding the vesting and exercise of options granted under the 2007 Stock Option Plan if a participant is terminated or in the event of a change in control of Lance, see “— Potential Payments upon Termination or Change of Control” beginning on page 133.

2007 Three-Year Plan.  On February 8, 2007, the Compensation Committee adopted and approved the Lance 2007 Three-Year Performance Incentive Plan for Officers (the “2007 Three-Year Plan”). Under the 2007 Three-Year Plan, each participant was assigned a target incentive award based on a percentage of current base salary. Each of the named executive officers was assigned a target incentive award of 25% of base salary, except for Mr. Singer who was assigned a target incentive award of 30% of base salary pursuant to the terms of his Employment Agreement.

Incentive awards could be earned under the 2007 Three-Year Plan based on Lance’s three-year average “Return on Capital Employed.” Return on Capital Employed was calculated for each fiscal year during the fiscal years 2007 through 2009 as follows:

(Net Income + Interest Expense) x (1 — Tax Rate)
Average Equity + Average Net Debt

For purposes of this calculation, the “Tax Rate” means Lance’s actual total effective income tax rate and “Average Net Debt” means Lance’s average debt less average cash.

With respect to average Return on Capital Employed, the Compensation Committee established (1) a threshold level of performance of 11% under which each participant would have been entitled to a bonus award of 50% of the target incentive, (2) a target level of performance of 12% under which each participant would have been entitled to 100% of the target incentive and (3) a maximum level of performance of 14% under which each participant would have been entitled to the maximum payment of 400% of the target incentive.

Based on audited financial statements for the fiscal years 2007 through 2009, any awards would have been payable in early 2010. No awards were earned or paid under the 2007 Three-Year Plan.

The 2007 Three-Year Plan also provided for pro rata payouts of incentive awards if a participant was terminated under certain circumstances or in the event of a change in control of Lance. For additional information regarding these potential payments, see “— Potential Payments upon Termination or Change in Control” beginning on page 133.

2006 Five-Year Plan.  On March 16, 2006, the Compensation Committee adopted and approved the Lance 2006 Five-Year Performance Equity Plan for Officers and Senior Managers (the “2006 Five-Year Plan”). The plan provides for the award of performance equity units, each equivalent to one share of Lance’s Common Stock, to certain of Lance’s key executive officers. Each of Messrs. Puckett, Thompson and Leake were granted performance equity units under the plan in 2006. Mr. Patcha was granted performance equity units under the plan in 2007. Mr. Singer does not participate in the 2005 Five-Year Plan because of his restricted stock unit award received in connection with his employment by Lance.

The performance measure under the plan is the comparison of the cumulative total return (with dividends reinvested) on $100 invested in Lance’s Common Stock over five years ending December 31, 2010 as compared to the cumulative total return (with dividends reinvested) on $100 invested in the Russell 2000 Index over the same five years. If the cumulative return on Lance’s Common Stock over the five year period equals the cumulative total return on the Russell 2000 Index over the same period, the participants will receive and vest in 41.67% of their performance equity units. If the cumulative total return on Lance’s Common Stock exceeds that on the Russell 2000 Index by $10, the participants will vest in and receive 83.33% of their units. If the cumulative total return on Lance’s Common Stock exceeds the Russell 2000 Index by $15 or more, participants will vest in and receive 100% of their performance equity units.

If Lance declares a cash dividend on Lance’s Common Stock during the five-year period, each participant will also be credited as of the applicable dividend payment date with an additional number of performance equity units equal to (a) the total cash dividend the participant would have received if their performance equity units had been actual shares of Lance’s Common Stock, divided by (b) the closing price of one share of Lance’s Common Stock on the applicable dividend payment date.

Award payments will be calculated after the Compensation Committee has reviewed the performance level achieved through December 31, 2010 and will be paid in shares of Lance’s Common Stock. The 2006 Five-Year Plan also provides for pro rata payouts of incentive awards if a participant is terminated under certain circumstances or in the event of a change in control of Lance. For additional information regarding these payments, see “— Potential Payments upon Termination or Change in Control” beginning on page 133.

Employment and Other Agreements.  On May 11, 2005, Lance entered into an Executive Employment Agreement, as amended (the “Employment Agreement”), with Mr. Singer in connection with his appointment as Lance’s Chief Executive Officer. The initial term of the Employment Agreement was three years with automatic renewals for successive one-year terms. The Employment Agreement may be terminated on 90 days written notice prior to the end of the initial term or a renewal term.

Under the Employment Agreement, Lance agreed to provide Mr. Singer (i) a minimum annual base salary of $500,000 during the term of the agreement, (ii) the opportunity to participate in Lance’s Annual Performance Incentive Plan with a target annual incentive equal to 100% of base salary, (iii) perquisites, including an automobile and club dues and a tax gross-up for such dues, and (iv) such other benefits as are generally made available to similarly situated executives of Lance.

Lance also agreed to provide Mr. Singer with an annual long-term incentive opportunity beginning after 2005 equal to 120% of his base salary, with 75% of the annual award delivered through a grant of stock options and the remaining 25% provided as a target incentive under Lance’s three-year incentive plans. On April 24, 2008, Mr. Singer’s employment agreement was amended to provide that 100% of his annual long-term incentive opportunity after 2007 will be provided as a target incentive under Lance’s three-year incentive plans. The long-term incentive awards granted to Mr. Singer in fiscal year 2008 are reflected in the Summary Compensation Table and Grants of Plan Based Awards table above.

Mr. Singer’s Employment Agreement also provided for an award of 300,000 restricted stock units pursuant to a Restricted Stock Unit Award Agreement, as amended (the “RSU Agreement”). The restricted stock units vested on May 11, 2010 as Mr. Singer remained employed by Lance through that date. Under the RSU Agreement, Mr. Singer may surrender shares of Lance’s Common Stock at fair market value in payment of required income tax withholding. If Lance pays a cash dividend on Lance’s Common Stock, Mr. Singer will receive restricted dividend equivalent units equal to (i) the total cash dividend he would have received had the restricted stock units been actual shares of Common Stock divided by (ii) the fair market value of a share of Common Stock as of the applicable dividend payment date.

All of the restricted stock units are designated to be settled in Lance’s Common Stock. Restricted dividend equivalent units are designated to be settled in cash. There are no voting rights with respect to the restricted stock units.

The Employment Agreement and RSU Agreement also provide for potential payments and benefits to Mr. Singer if he is terminated under certain circumstances or in the event of a change in control of Lance. For additional information regarding these potential payments, see “— Potential Payments upon Termination or Change in Control” beginning on page 133.

Outstanding Equity Awards

The following table sets forth certain information with respect to outstanding equity awards at December 26, 2009 with respect to the named executive officers.

Outstanding Equity Awards
at Fiscal Year-End

	Option Awards						Stock Awards
												Equity
												Incentive
												Plan
												Awards:
										Equity		Market or
				Equity						Incentive Plan		Payout
				Incentive						Awards:		Value of
				Plan						Number of		Unearned
				Awards:					Market	Unearned		Shares,
				Number of					Value of	Shares, Units		Units or
	Number of	Number of		Securities			Number of		Shares or	or Other		Other
	Securities	Securities		Underlying			Shares or		Units of	Rights That		Rights
	Underlying	Underlying		Unexercised	Option		Units of Stock		Stock That	Have Not		That Have
	Unexercised	Unexercised		Unearned	Exercise	Option	That Have		Have Not	Vested		Not
	Options (#)	Options (#)		Options	Price	Expiration	Not Vested		Vested	(#)($)		Vested
Name	Exercisable	Unexercisable		(#)($)	($)	Date	(#)		($)	(1)		($)

David V. Singer	83,652				19.65	2/8/2016	300,000	(3)	7,926,000
	66,667	33,333	(4)		19.70	3/8/2017	45,215	(5)	1,194,580
	33,333	66,666	(6)		16.77	2/21/2018	11,926	(2)	315,085
							27,084	(13)	715,559
		92,196	(7)		21.71	2/23/2019	17,910	(10)	473,182	$453,600	(8)	453,600
							3,000	(17)	79,260
Rick D. Puckett	18,750	6,250	(9)		21. 10	1/30/2016				60,000	(11)	1,585,200
										7,200	(12)	190,224
				0(14)						$0	(14)	0
	7,833	15,666	(6)		16.77	2/21/2018	2,802	(2)	74,029
	3,500				19.77	3/8/2012
	10,840	5,420	(4)		19.70	3/8/2014	6,366	(13)	168,190
	8,950				16.77	2/21/2013
		23,532	(7)		21.71	2/23/2019	4,572	(10)	120,792	$115,800	(8)	115,800
Glenn A. Patcha	12,500	12,500	(15)		20.10	1/8/2017	20,000	(16)	528,400	48,000	(11)	1,268,160
										4,609	(12)	121,770
				0(14)						$0	(14)	0
	6,367	12,734	(6)		16.77	2/21/2018	2,278	(2)	60,185
	9,734	4,867	(4)		19.70	3/8/2014	5,174	(13)	136,697
	4,300				16.77	2/21/2013
		20,010	(7)		21.71	2/23/2019	3,888	(10)	102,721	$98,500	(8)	98,500
Blake W. Thompson	15,000				18.16	12/16/2015				42,000	(11)	1,109,640
										5,040	(12)	133,157
				0(14)						$0	(14)	0
	5,950	11,900	(6)		16.77	2/21/2018	2,128	(2)	56,222
	2,800				19.77	3/8/2012
	8,112	4,056	(4)		19.70	3/8/2014	4,834	(13)	127,714
	6,750				16.77	2/21/2013
		17,592	(7)		21.71	2/23/2019	3,417	(10)	90,277	$86,600	(8)	86,600
Earl D. Leake										36,000	(11)	951,120
										4,320	(12)	114,134
				0(14)						$0	(14)	0
	6,433	12,866	(6)		16.77	2/21/2018	2,302	(2)	60,819
	5,800				19.77	3/8/2012
	6,638	3,319	(4)		19.70	3/8/2014	5,226	(13)	138,071
	7,150				16.77	2/21/2013
	2,675				14.45	1/24/2012
	3,450				7.65	4/24/2013
		18,282	(7)		21.71	2/23/2019	3,552	(10)	93,844	$90,000	(8)	90,000

(1)	Unless otherwise indicated, the number or dollar value of equity awards presented is based on the achievement of threshold performance goals.

(2)	Restricted shares vest in three equal annual installments beginning on February 21, 2009.

(3)	Restricted stock units vest on May 11, 2010.

(4)	Stock options become exercisable in three equal annual installments beginning March 8, 2008.

(5)	Dividend equivalent units vest on May 11, 2010.

(6)	Stock options become exercisable in three equal annual installments beginning February 21, 2009.

(7)	Stock options become exercisable in three equal annual installments beginning February 23, 2010.

(8)	Reflects potential performance awards under 2009 Three-Year Plan, which are denominated in dollars and settled in Common Stock. Amounts are based on the achievement of target performance goals. See “— 2009 Three-Year Plan” beginning on page 125 for more information.

(9)	Stock options become exercisable in four equal annual installments beginning January 30, 2007.

(10)	Restricted shares vest in three equal annual installments beginning February 23, 2010.

(11)	Performance equity units vest on December 31, 2010, subject to the achievement of the performance measures under the 2006 Five-Year Plan. Amounts based on the achievement of a 100% vesting under the plan.

(12)	Performance dividend equivalent equity units vest on December 31, 2010, subject to the achievement of the performance measures under the 2006 Five-Year Plan. Amounts based on the achievement of a 100% vesting rate under the plan.

(13)	Reflects performance awards under 2008 Three-Year Plan earned as restricted stock which vest in three equal annual installments beginning February 21, 2009.

(14)	Reflects that no awards were payable under the 2007 Three-Year Plan as of December 26, 2009. See “— 2007 Three-Year Plan” beginning on page 127 for information regarding vesting of the awards.

(15)	Stock options become exercisable in four equal annual installments beginning January 8, 2008.

(16)	Restricted shares vest on January 8, 2010.

(17)	Restricted shares received as a non-employee director, vesting on the later of 11 months after award or seven months after ceasing to serve as a director.

Option Exercises and Stock Vested

The following table sets forth certain information with respect to option exercises and stock vested during the fiscal year ended December 26, 2009 with respect to the named executive officers.

Option Exercises and Stock Vested
Fiscal Year 2009

	Option Awards		Stock Awards
	Number of		Number of
	Shares	Value	Shares	Value Realized
	Acquired on	Realized on	Acquired on	on Vesting
Name	Exercise (#)	Exercise ($)	Vesting (#)	($)(1)

David V. Singer	—	—	19,505	435,097
Rick D. Puckett	—	—	25,584	499,245
Glenn A. Patcha	—	—	4,201	92,157
Blake W. Thompson	—	—	4,231	92,925
Earl D. Leake	15,650	193,300	4,564	100,236

(1)	The amounts reflected in this column reflect the number of shares acquired upon vesting multiplied by the market value of such shares on the vesting date.

Retirement Benefits

In connection with an agreement by Mr. Leake to terminate his prior employment agreement, Lance provided Mr. Leake with supplemental retirement benefits similar to those provided under his prior employment agreement. The following table sets forth certain information with respect to Mr. Leake’s supplemental retirement benefits as of the end of fiscal year 2009. As described below, Mr. Leake’s supplemental retirement benefits were modified in January 2010 after the end of fiscal year 2009.

Pension Benefits
Fiscal Year 2009

Number
		of Years	Present Value	Payments During
	Plan	Credited	of Accumulated	Last Fiscal Year
Name	Name	Service (#)(1)	Benefit ($)(2)	($)

Earl D. Leake	Supplemental	14	$879,617	$0
Retirement Benefit under Severance Agreement(1)

(1)	The amount presented in this column represents the number of actual years that Mr. Leake has been provided with the benefit. Mr. Leake has not been given credit for years of service in addition to his actual years of service.

(2)	The amount presented in this column reflects the actuarial present value of Mr. Leake’s accumulated supplemental benefit under his Severance Agreement, computed as of December 26, 2009. The accumulated supplemental benefit was computed by applying a 3.5% discount rate to the earned portion of the benefit.

The supplemental retirement benefits were provided to Mr. Leake through an Executive Severance Agreement. Under the Severance Agreement, Mr. Leake was entitled to a supplemental retirement benefit equal to five times his annual base salary in effect immediately prior to his retirement, payable over 15 years after retirement or until age 75, if earlier. Mr. Leake could also elect to receive his benefit in a lump sum equal to the present value of such payments using an interest rate equal to the yield on the 10-year United States Treasury Bond. The normal retirement age under the agreement was age 60.

The Severance Agreement with Mr. Leake also provided for certain payments to him if he was terminated under certain circumstances or in the event of a change in control of Lance, as described under “— Potential Payments upon Termination or Change in Control” beginning on page 133.

2010 Retirement Agreement.  Effective January 15, 2010, Lance entered into a new Retirement Agreement (the “Retirement Agreement”) with Mr. Leake.

Pursuant to the Retirement Agreement, Mr. Leake will continue to serve as a Senior Vice President and assist Lance with transitioning his duties and responsibilities and special projects until March 31, 2011 (the “Retirement Date”). Mr. Leake resigned from all other offices, committees and positions he held with Lance. Mr. Leake agreed to comply with certain non-solicitation covenants until March 31, 2012.

Mr. Leake will receive compensation and benefits under the Retirement Agreement, including: (1) his 2009 base salary through January 1, 2011 and current annual incentive level under the 2009 and 2010 Annual Performance Incentive Plans; (2) continuation of his current automobile allowance until the Retirement Date; (3) a lump sum payment equal to the amount of his “Retirement Benefit” determined in accordance with his Executive Severance Agreement; (4) his vested interests in executive incentive plans in which he participated through the Retirement Date; (5) continued participation in Lance’s 2010 Annual Performance Incentive Plan; and (6) his vested interests in and continued participation in other company sponsored benefit and welfare plans on the same basis as Lance’s other active employees through the Retirement Date.

All other benefits and agreements with Lance that are not specified in the Retirement Agreement, including Mr. Leake’s Amended and Restated Compensation and Benefits Assurance Agreement and Executive

Severance Agreement, were terminated as of January 15, 2010 and replaced by the compensation and benefits provided in the Retirement Agreement.

Supplemental Deferred Compensation Plan

Lance maintains the Lance Compensation Deferral and Benefit Restoration Plan (the “Deferral Plan”), which is a non-qualified deferred compensation plan, for certain of Lance’s key executive officers. The following table sets forth information regarding the individual accounts and benefits under the Deferral Plan for fiscal year 2009 with respect to each of the named executive officers who participated in the plan as of the end of fiscal year 2009.

Nonqualified Deferred Compensation
Fiscal Year 2009

	Executive	Registrant	Aggregate	Aggregate	Aggregate
	Contributions	Contributions	Earnings	Withdrawals/	Balance at
Name	in Last FY ($)(1)	in Last FY ($)(2)	in Last FY ($)(3)	Distributions ($)	Last FYE ($)

David V. Singer		30,652	18,237		66,124
Rick D. Puckett		10,216	65		27,782
Glenn A. Patcha	20,750		4,039		30,933
Blake W. Thompson		4,982	255		84,411
Earl D. Leake	81,750	3,073	17,554	(37,970)	239,851

(1)	Amounts reflected in this column are also reported in the “Salary” column for 2009 or the “Non-Equity Incentive Plan Compensation” column for 2008 of the Summary Compensation Table.

(2)	None of the amounts reflected in this column are reported in the “All Other Compensation” column of the Summary Compensation Table for 2009. These amounts reflect amounts that were contributed by Lance in fiscal year 2009 with respect to fiscal year 2008 employment.

(3)	The amounts reported in this column are not reported in the Summary Compensation Table because no earnings under the Deferral Plan are deemed to be above-market or preferential earnings.

Participants in the Deferral Plan may elect to defer from 1% to 40% of their annual base salary and from 10% to 90% of their annual incentive award under Lance’s Annual Performance Incentive Plan. In addition, Lance makes contributions to each participant’s account equal to the excess, if any, of (a) the profit sharing contribution that Lance would have made to the participant’s account under its tax-qualified Profit Sharing and 401(k) Retirement Savings Plan (the “Profit Sharing and 401(k) Plan”) if the amount of the contribution were not limited by Section 401(a)(17) and 415 of the Internal Revenue Code of 1986, as amended (the “Code”), over (b) the amount of the profit sharing contribution that Lance actually made to the participant’s account under Lance’s Profit Sharing and 401(k) Plan.

Amounts deferred by participants and contributions made by Lance are deemed invested by participants in investment choices that are made available by the plan administrator, which are the same investment choices available under Lance’s Profit Sharing and 401(k) Plan.

Participants may generally select from the following payment options for each account under the plan:

(a) a single lump sum payment made seven months after termination of employment;

(b) a single lump sum payment made in a year specified by the participant that is before the seventh month after termination of employment;

(c) annual installments over a number of years selected by the participant (but not exceeding 10 years) beginning seven months after termination of employment; or

(d) annual installments over a number of years selected by the participant (but not exceeding 10 years) beginning in a year specified by the participant that is before the seventh month after termination of employment.

The payment options described under (b) and (d) above are not available for balances with respect to Lance’s contributions under the plan. If a participant dies, the participant’s account balances will be payable to the participant’s beneficiary in either a single lump sum or five annual installments as elected by the participant. If a participant elects to receive annual installments, the amount payable on each installment date will be equal to the balance in the participant’s account divided by the number of payments to be made. Participants may also be permitted to withdraw a portion of their accounts in the event of certain unforeseeable emergencies.

Potential Payments upon Termination or Change in Control

Lance has entered into agreements and maintains plans that require Lance to provide compensation or other benefits to its executive officers, including the named executive officers, in connection with events related to a termination of employment or a change in control of Lance. The following is a description of provisions of those agreements and plans as they relate to the named executive officers.

2009 Annual Plan.  Lance maintains an annual performance incentive plan for Lance’s key executive officers, as described under “— Summary of Compensation and Plan Based Awards — 2009 Annual Plan” beginning on page 124.

In the event of death, permanent disability or retirement, each participant in the 2009 Annual Plan would be paid a pro rata amount based on Lance’s actual performance under the 2009 Annual Plan. The term “retirement” is defined as a termination of employment either after age 65 or after attainment of age 55 with the prior consent of the Compensation Committee.

In the event of a “change in control,” each participant would be paid a pro rata amount equal to the greater of the participant’s target incentive or Lance’s actual results for the year-to-date, based on the number of days in the year preceding the change in control.

Under the 2009 Annual Plans, a “change in control” will generally be deemed to occur upon:

•	the acquisition of 25% or more of the combined voting power of Lance’s securities by any person or group, other than a trustee or fiduciary holding securities under one of Lance’s employee benefit plans, a corporation owned by Lance’s current stockholders, or a member of the Van Every Family, which includes the descendents of Salem A. Van Every, Sr. and their spouses;

•	a change in the majority of Lance’s Board of Directors over a two year period;

•	approval by the stockholders of a plan of complete liquidation of Lance or the sale of substantially all of Lance’s assets to an entity of which its current stockholders own less than 60% of the voting control; or

•	approval by the shareholders of a merger, consolidation or reorganization after which Lance’s current stockholders own less than 60% of the voting control of Lance or the surviving entity.

2009 and 2008 Three-Year Plans.  Lance maintains three-year performance incentive plans as described under “— Summary of Compensation and Grants of Plan Based Awards — 2009 Three-Year Plan” and “— Summary of Compensation and Grants of Plan Based Awards — 2008 Three-Year Plan” beginning on pages 125 and 126, respectively.

In the event a participant voluntarily terminates employment (other than for retirement) or is terminated involuntarily, no payments will be made under outstanding performance awards.

In the event of death or disability before the end of the performance period, any outstanding performance award will be paid in cash based on target performance. In the event of death or disability on or after the end of the performance period, any outstanding performance award will be paid in cash based on actual performance. In the event of death or disability, any unvested stock options or shares of restricted stock granted under the 2009 and 2008 Three-Year Plans will become fully vested as of the date of such event.

In the event of retirement, (i) any outstanding performance award will be paid in cash based on actual performance, (ii) unvested stock options will continue to vest for a period of six months after retirement, and (iii) unvested shares of restricted stock will become vested pro rata based on the number of full months elapsed since the award date. The term “retirement” is defined in the 2009 and 2008 Three-Year Plans as a termination of employment either after age 65 or after attainment of age 55 with the prior consent of the Compensation Committee.

In the event of a change in control, any outstanding performance awards will be paid in cash pro rata based on the greater of (a) target performance or (b) actual performance through the closing date with such proration based on the number of days in the performance period preceding the date of the closing of the change in control. All unvested stock options and unvested shares of restricted stock will become fully exercisable as of the date of a change in control. The definition of a change in control is substantially similar to the definition described under “— Potential Payments upon Termination or Change in Control — 2009 Annual Plan” beginning on page 133.

2007 Three-Year Plan.  Additional information about the 2007 Three-Year Plan is provided under “— Summary of Compensation and Grants of Plan Based Awards — 2007 Three-Year Plan” beginning on page 127.

In the event of death, permanent disability or retirement, each participant in the 2007 three-year plan would receive a pro rata cash payment based on Lance’s actual performance under the applicable three-year plan for the three-year performance period. In addition, any unvested restricted stock options will become vested pro rata based on the number of full months completed since the date of grant. The term “retirement” is defined in the plan as a termination of employment either after age 65 or after attainment of age 55 with the prior consent of the Compensation Committee.

In the event of a change in control, each participant would be paid a pro rata amount equal to the greater of the participant’s target incentive or Lance’s actual results for the completed fiscal years preceding the change in control, with the proration based on the number of days in the plan years preceding the change in control. In addition, all unvested grants of restricted stock will become fully vested. The definition of a change in control is substantially similar to the definition described above under “— Potential Payments upon Termination or Change in Control — 2009 Annual Plan” beginning on page 133.

2007 Stock Option Plan.  In the event of death or disability, stock options granted under Lance’s 2007 Stock Option Plan will become fully vested. Upon retirement, unvested stock options will continue to vest for a period of six months after retirement. The term “retirement” is defined as a termination of employment either after age 65 or after attainment of age 55 with the prior consent of the Compensation Committee.

In the event of a change of control, the vesting of awards will be accelerated to fully vest upon the effective date of the change in control. The definition of a change in control is substantially similar to the definition described above under “— Potential Payments upon Termination or Change in Control — 2009 Annual Plan” beginning on page 133.

2006 Five-Year Plan.  Lance maintains a five-year performance equity plan as described above under “— Summary of Compensation and Grants of Plan Based Awards — 2006 Five-Year Plan” beginning on page 127.

In the event of death, disability or retirement, each participant in the 2006 Five-Year Plan will receive a pro rata payment based on the time in which the individual participated in the plan and Lance’s actual performance under the 2006-Five Year Plan. The term “retirement” is defined in the plan as a termination of employment either after age 65 or after attainment of age 55 with the prior consent of the Compensation Committee.

In the event of a change in control, each participant will be entitled to a pro rata payment calculated based on the actual average results under the 2006 Five-Year Plan for the 90 days ending on the day before the change in control, with such proration based on the number of days in the plan years preceding the change in control. In addition, the dollar amounts of the performance goals will also be prorated based on the number of days in the plan years preceding the change in control. The definition of a change in control is substantially similar to the definition described above under “— Potential Payments upon Termination or Change in Control — 2009 Annual Plan” beginning on page 133.

Compensation Deferral and Benefits Restoration Plan.  Lance maintains a nonqualified supplemental deferred compensation plan, the Deferral Plan, as described above under “— Supplemental Deferred Compensation Plan” beginning on page 132. Under the Deferral Plan, participants are entitled to certain payments in connection with a termination of employment or death. See the above description of the Deferral Plan for a description of the terms and conditions of the Deferral Plan with respect to such payments.

Agreements with the Chief Executive Officer.  On May 11, 2005, Lance entered into an Executive Employment Agreement, as amended (the “Employment Agreement”), with Mr. Singer in connection with his appointment as Lance’s Chief Executive Officer. If Mr. Singer’s employment is terminated by Lance without cause, Lance would be required to provide Mr. Singer with the following:

(a) a payment equal to his accrued base salary and benefits as of the date of termination;

(b) a pro-rata payment under Lance’s Annual Performance Incentive Plan based on the actual results for the year;

(c) an amount equal to two times his base salary plus two times his then current target incentive under Lance’s Annual Performance Incentive Plan;

(d) up to 24 months of health insurance and dental plan coverage;

(e) a pro-rata payment with respect to each outstanding performance cycle under Lance’s Three-Year Incentive Plans based on the actual results for the performance cycle;

(f) immediate vesting of all unvested options and the ability to immediately exercise such options; and

(g) any other amounts or benefits required to be paid under any of Lance’s other agreements, plans, policies or arrangements through the date of termination.

In the event of termination for death or disability, Lance has agreed to provide Mr. Singer with the payments and benefits listed under items (a), (b), (e), (f) and (g) above.

Mr. Singer is also a party to a Compensation and Benefits Assurance Agreement (a “Benefits Agreement”), which will continue for as long as he is employed with Lance under the terms of his Executive Employment Agreement, as described above. In the event of a change in control, there is an automatic three-year extension of the Benefits Agreement.

Benefits are payable under the Benefits Agreement only if one of the following events occurs within three years after a change in control: involuntary termination without cause; voluntary termination for good reason; or breach of the Benefits Agreement by Lance or its successor. Lance refers to each of these covered events as a “qualifying termination.” The definition of a change in control is substantially similar to the definition described above under “— Potential Payments upon Termination or Change in Control — 2009 Annual Plan” beginning on page 133.

If a qualifying termination occurs within three years following a change in control, Mr. Singer would receive the following:

(a) his accrued base salary and benefits as of the date of termination;

(b) an amount equal to three times his base salary plus three times the greater of his prior year cash incentive or current year target incentive under Lance’s Annual Performance Incentive Plan;

(c) a pro rata payment based on the greater of his current year target incentive or the actual incentive earned through the date of the termination under Lance’s Annual Performance Incentive Plan;

(d) an amount equal to the amounts paid under items (a), (b) and (c) above multiplied by the highest percentage of his compensation contributed to his account under Lance’s qualified profit sharing plan during the three years prior to termination;

(e) up to 36 months of health and dental plan insurance;

(f) outplacement services for up to one year, with a maximum cost of 10% of his base salary;

(g) immediate vesting of all unvested stock options; and

(h) an amount equal to any Federal excise taxes payable by the executive.

Mr. Singer’s Employment Agreement, as described above, provided for an award of 300,000 restricted stock units pursuant to a Restricted Stock Unit Award Agreement, as amended (the “RSU Agreement”). Under the RSU Agreement, Mr. Singer’s restricted stock units would become fully vested upon (i) a qualifying termination following a change in control or (ii) termination due to death or disability. In the event of involuntary termination without cause, Mr. Singer’s restricted stock units would vest as follows: 16.67% prior to May 11, 2006; 33.33% on or after May 11, 2006; 50.00% on or after May 11, 2007; 66.67% on or after May 11, 2008; 83.33% on or after May 11, 2009; and 100% on or after May 11, 2010. The restricted stock units became fully vested and settled on May 11, 2010.

The following table sets forth the estimated payments and benefits that would have been payable to Mr. Singer under the agreements and plans described above, assuming that each covered event under such agreements and plans occurred on December 26, 2009. Please refer to “The Merger — Interests of Lance Directors and Executive Officers in the Merger” beginning on page 60 for updated change in control calculations as of October 18, 2010.

DAVID V. SINGER

	Involuntary						Qualifying
	Termination						Termination
Benefits and Payments upon	Without					Change in	Within 3 Years after a
Termination	Cause		Death or Disability		Retirement	Control	Change in Control

Base Salary	1,320,000		—		—	—	1,980,000
Annual Performance Incentive	2,039,400		719,400		719,400	719,400	2,307,600
Incentive Under 2009 Three-Year Plan(5)	226,800		453,600		453,600	226,800	—
Accelerated Vesting of Stock Options(1)	1,301,570		1,301,570		—	1,301,570	—
Accelerated Vesting of Restricted Stock	8,514,875	(2)	10,624,407	(4)	—	—	10,624,407	(4)
Supplemental Deferred Compensation Plan	104,611		104,611		104,611	—	104,611
Profit Sharing “Make Whole”	—		—		—	—	128,700
Health and Dental Insurance	16,667	(3)	—		—	—	25,000	(6)
Outplacement Services	—		—		—	—	66,000	(7)
Excise tax gross-up	—		—		—	—	4,209,585	(8)
Total	$13,523,923		$13,203,588		$1,277,611	$2,247,770	$19,445,903

(1)	Amount reflects accelerated vesting of 33,333 options with an exercise price of $19.70, 66,666 options with an exercise price of $16.77, and 92,196 options with an exercise price of $21.71. The fair market value of the Common Stock was $26.42 per share on December 26, 2009.

(2)	Amount reflects accelerated vesting of 83.33% of the 300,000 restricted stock units and 45,215 restricted dividend equivalent units awarded to Mr. Singer under his RSU Agreement and 27,084 shares of restricted stock awarded under the performance portion of the 2008 Long-Term Incentive Plan. The value was determined by multiplying the number of accelerated restricted stock units by the market price of a share of Common Stock on December 26, 2009 ($26.42). All awards under the RSU Agreement vested on May 11, 2010 and are no longer payable as a result of an involuntary termination without cause as of October 18, 2010.

(3)	Amount reflects the estimated incremental cost of health and dental plan continuation coverage for two years.

(4)	Amount reflects accelerated vesting of 100% of the 300,000 restricted stock units plus 45,215 restricted dividend equivalent units awarded to Mr. Singer under his RSU Agreement. The value was determined by multiplying the number of accelerated restricted stock units by the market price of the Common Stock on December 26, 2009 ($26.42). All awards under the RSU Agreement vested on May 11, 2010 and are no longer payable as a result of death or disability or a qualifying termination as of October 18, 2010.

(5)	Assumes target performance would be achieved for the performance period.

(6)	Amount reflects the estimated incremental cost of health and dental plan continuation coverage for thirty-six months.

(7)	Amount reflects the maximum amount of outplacement services that would be provided under Mr. Singer’s Benefits Assurance Agreement.

(8)	Amount represents the estimated payment for taxes and tax gross up that would be paid by Lance for the excise tax that applies to excess parachute payments.

Agreements with the Other Named Executive Officers.  Each of the named executive officers, other than the Chief Executive Officer, is party to an Executive Severance Agreement (the “Severance Agreements”). The Severance Agreements are substantially identical, except for the Severance Agreement with Mr. Leake.

Under the Severance Agreements, each of Messrs. Puckett, Patcha, and Thompson would be entitled to the following payments in the event of an involuntary termination without cause:

(a) accrued base salary and benefits as of the date of termination;

(b) an amount equal to base salary plus current year target incentive under Lance’s Annual Performance Incentive Plan;

(c) a pro rata incentive payment based on the greater of current year actual incentive or current year target incentive under the Annual Performance Incentive Plan.

The initial term of the Severance Agreements is three years with automatic renewals for successive one-year terms. Each Severance Agreement may be terminated on one year’s notice prior to the end of an initial or renewal term.

Mr. Leake’s Severance Agreement was negotiated in connection with the termination of his prior employment agreement and includes a supplemental retirement benefit as described under “— Retirement Benefits” beginning on page 131. Under his Severance Agreement, Mr. Leake would receive the following payments and benefits upon an involuntary termination without cause:

(a) accrued compensation and benefits;

(b) an amount equal to 2.5 times the sum of the highest base salary paid to him plus the current year’s target incentive under the Annual Performance Incentive Plan, provided the amount is reduced for severance after age 57 1/2;

(c) a lump sum amount equal to the present value of his supplemental retirement benefits as described under “— Retirement Benefits” beginning on page 131.

(d) a pro rata incentive payment based on the greater of his prior year actual incentive or current year target incentive under the Annual Performance Incentive Plan.

(e) transfer to him of his company provided car;

(f) an amount equal to the present value of his unexercised vested stock options;

(g) medical insurance coverage, life insurance and disability insurance until age 60; and

(h) outplacement services for up to 2 years, with a maximum cost of 20% of base salary.

If Mr. Leake is terminated following a change in control of Lance, he would receive a lump sum payment equal to the present value of his supplemental retirement benefit as of the date of his termination. The present value of the benefit would be calculated assuming the benefit would be paid over 15 years beginning on the date of termination and using an interest rate equal to the yield on the 10-year United States Treasury Bond. The present value of Mr. Leake’s supplemental retirement benefit would also be placed in a trust for his benefit in the event of a change in control.

In the event of his death, Mr. Leake’s beneficiary would receive an amount equal to 75% of his supplemental retirement benefit as of the date of death. The death benefit is payable over 15 years after retirement or until age 75, if earlier. Mr. Leake or his beneficiary may also elect to receive the death benefit in a lump sum equal to the present value of such payments using the interest rate equal to the yield on the 10-year United States Treasury Bond on the date payments would otherwise commence.

On January 15, 2010 Mr. Leake entered into a new Retirement Agreement, which terminated all benefits under the Amended and Restated Compensation and Benefits Assurance Agreement and the Amended and Restated Executive Severance Agreement. Accordingly, as of January 15, 2010, he was not eligible to receive benefit payments for either involuntary termination without cause or a change in control. The retirement benefits under the new Retirement Agreement, which is effective March 31, 2011, are consistent to the benefits described in his table below.

Each of Messrs. Puckett, Patcha, Thompson and Leake were parties to a Compensation and Benefits Assurance Agreement (the “Benefits Agreements”) as of December 26, 2009. Each of the Benefits Agreements is substantially identical to Mr. Singer’s Benefits Agreement, as described above under “— Potential Payments upon Termination or a Change in Control — Agreements with the Chief Executive Officer” beginning on page 135, with the exception of the term and termination provisions as described below. In addition, for each of these executive officers, the definition of a “qualifying termination” includes voluntary termination by the executive officer for any reason during the thirteenth month after a change in control.

For Messrs. Puckett, Patcha, Thompson and Leake, the initial term of each of their Benefits Agreements is three years. The initial term of Mr. Leake’s Benefits Agreement extends until December 31, 2011, the year in which he reaches age 60, which was the same end of term date under his prior employment agreement. After the initial term, each Benefits Agreement automatically renews for successive one-year terms and may be terminated by Lance on one-year’s notice prior to the end of an initial or renewal term. In the event of a change in control, there is an automatic three-year extension of each Benefits Agreement. Mr. Singer’s Benefits Agreement will continue for as long as he is employed by Lance under the terms of his Employment Agreement.

The following tables set forth the estimated payments and benefits that would have been payable to each of the named executive officers, other than the Chief Executive Officer, under the agreements and plans described above, assuming that each covered event under such agreements and plans occurred on December 26, 2009.

RICK D. PUCKETT

	Involuntary				Qualifying Termination
Benefits and Payments upon	Termination	Death or		Change in	Within 3 Years after a
Termination	Without Cause	Disability	Retirement	Control	Change in Control

Base Salary	401,310	—	—	—	1,203,930
Annual Performance Incentive	419,455	218,800	218,800	218,800	735,000
Incentive Under 2009 Three-Year Plan(2)	—	115,800	115,800	57,900	—
Incentive Under 2006 Five-Year Plan(3)	—	1,458,387	1,458,387	1,458,387	—
Accelerated Vesting of Stock Options(1)	—	331,966	—	331,966	—
Accelerated Vesting of Restricted Stock	—	363,011	363,011	363,011	—
Supplemental Deferred Compensation Plan	40,826	40,826	40,826	—	40,826
Profit Sharing “Make Whole”	—	—	—	—	58,692
Health and Dental Insurance	—	—	—	—	25,000	(4)
Outplacement Services	—	—	—	—	80,262	(5)
Excise tax gross-up	—	—	—	—	826,948	(6)
Total	$861,591	$2,528,790	$2,196,824	$2,430,064	$2,970,658

(1)	Amount reflects accelerated vesting of 6,250 options with an exercise price of $21.055, 15,666 options with an exercise price of $16.77, 23,532 options with an exercise price of $21.71 and 5,420 options with an exercise price of $19.70. The fair market value of the Common Stock was $26.42 per share on December 26, 2009.

(2)	Assumes target performance would be achieved for the performance period.

(3)	Assumes the achievement of a vesting rate of 100%, including dividend equivalent equity units.

(4)	Amount reflects the estimated incremental cost of health and dental plan continuation coverage for three years.

(5)	Amount reflects the maximum amount of outplacement services that would be provided under the officer’s Benefits Assurance agreement.

(6)	Amount represents the estimated payment for taxes and tax gross up that would be paid by Lance for the excise tax that applies to excess parachute payments.

GLENN A. PATCHA

	Involuntary				Qualifying Termination
	Termination	Death or		Change in	Within 3 Years after a
Benefits and Payments upon Termination	Without Cause	Disability	Retirement	Control	Change in Control

Base Salary	360,360	—	—	—	1,081,080
Annual Performance Incentive	376,580	196,400	196,400	196,400	660,000
Incentive Under 2009 Three-Year Plan(2)	—	98,500	98,500	49,250	—
Incentive Under 2006 Five-Year Plan(3)	—	1,136,290	1,136,290	1,136,290	—
Accelerated Vesting of Stock Options(1)	—	328,899	—	328,899	—
Accelerated Vesting of Restricted Stock	—	828,003	828,003	828,003	—
Supplemental Deferred Compensation Plan	41,130	41,130	41,130	—	41,130
Profit Sharing “Make Whole”	—	—	—	—	52,703
Health and Dental Insurance	—	—	—	—	25,000	(4)
Outplacement Services	—	—	—	—	72,072	(5)
Excise tax gross-up	—	—	—	—	827,993	(6)
Total	$778,070	$2,629,222	$2,300,323	$2,538,842	$2,759,978

(1)	Amount reflects accelerated vesting of 12,500 options with an exercise price of $20.095, 12,734 options with an exercise price of $16.77, 20,010 options with an exercise price of $21.71 and 4,867 options with an exercise price of $19.70. The fair market value of the Common Stock was $26.42 per share on December 26, 2009.

(2)	Assumes target performance would be achieved for the performance period.

(3)	Assumes the achievement of a vesting rate of 100%, including dividend equivalent equity units.

(4)	Amount reflects the estimated incremental cost of health and dental plan continuation coverage for three years.

(5)	Amount reflects the maximum amount of outplacement services that would be provided under the officer’s Benefits Assurance agreement.

(6)	Amount represents the estimated payment for taxes and tax gross up that would be paid by Lance for the excise tax that applies to excess parachute payments.

BLAKE W. THOMPSON

	Involuntary				Qualifying Termination
	Termination	Death or		Change in	Within 3 Years after a
Benefits and Payments upon Termination	Without Cause	Disability	Retirement	Control	Change in Control

Base Salary	300,300	—	—	—	900,900
Annual Performance Incentive	313,850	163,700	163,700	163,700	549,900
Incentive Under 2009 Three-Year Plan(2)	—	86,600	86,600	43,300	—
Incentive Under 2006 Five-Year Plan(3)	—	1,020,871	1,020,871	1,020,871	—
Accelerated Vesting of Stock Options(1)	—	224,950	—	224,950	—
Accelerated Vesting of Restricted Stock	—	274,213	274,213	274,213	—
Supplemental Deferred Compensation Plan	92,166	92,166	92,166	—	92,166
Profit Sharing “Make Whole”	—	—	—	—	43,919
Health and Dental Insurance	—	—	—	—	25,000	(4)
Outplacement Services	—	—	—	—	60,060	(5)
Excise tax gross-up	—	—	—	—	605,041	(6)
Total	$706,316	$1,862,500	$1,637,550	$1,727,034	$2,276,986

(1)	Amount reflects accelerated vesting of 17,592 options with an exercise price of $21.71, 11,900 options with an exercise price of $16.77 and 4,056 options with an exercise price of $19.70. The fair market value of the Common Stock was $26.42 per share on December 26, 2009.

(2)	Assumes target performance would be achieved for the performance period.

(3)	Assumes the achievement of a vesting rate of 100%, including dividend equivalent equity units.

(4)	Amount reflects the estimated incremental cost of health and dental plan continuation coverage for three years.

(5)	Amount reflects the maximum amount of outplacement services that would be provided under the officer’s Benefits Assurance agreement.

(6)	Amount represents the estimated payment for taxes and tax gross up that would be paid by Lance’s for the excise tax that applies to excess parachute payments.

EARL D. LEAKE

	Involuntary					Qualifying Termination
	Termination	Death or			Change in	Within 3 Years after a
Benefits and Payments upon Termination	Without Cause	Disability		Retirement	Control	Change in Control

Base Salary	701,250	—		—	—	841,500
Annual Performance Incentive	316,400	152,900		152,900	152,900	490,500
Incentive Under 2009 Three-Year Plan(2)	—	90,000		90,000	45,000	—
Incentive Under 2006 Five-Year Plan(3)	—	875,032		875,032	875,032	—
Accelerated Vesting of Stock Options(1)	—	232,569		—	232,569	—
Accelerated Vesting of Restricted Stock	—	292,734		292,734	292,734	—
Supplemental Retirement Benefit	1,076,878	1,076,878	(7)	1,076,878	—	1,076,878
Supplemental Deferred Compensation Plan	243,955	243,955		243,955	—	243,955
Profit Sharing “Make Whole”	—	—		—	—	44,179
Company Car	25,000	—		—	—	—
Health and Dental Insurance	25,000	—		—	—	25,000	(4)
Outplacement Services	56,100	—		—	—	56,100	(5)
Excise tax gross-up	—	—		—	—	932,288	(6)
Total	$2,444,583	$2,964,068		$2,731,499	$1,598,235	$3,710,400

(1)	Amount reflects accelerated vesting of 12,866 options with an exercise price of $16.77, 18,282 options with an exercise price of $21.71 and 3,319 options with an exercise price of $19.70. The fair market value of the Common Stock was $26.42 per share on December 26, 2009.

(2)	Assumes target performance would be achieved for the performance period.

(3)	Assumes the achievement of a vesting rate of 100%, including dividend equivalent equity units.

(4)	Amount reflects the estimated incremental cost of health and dental plan continuation coverage for three years.

(5)	Amount reflects the maximum amount of outplacement services that would be provided under the officer’s Benefits Assurance agreement.

(6)	Amount represents the estimated payment for taxes and tax gross up that would be paid by Lance for the excise tax that applies to excess parachute payments.

(7)	Amount represents the estimated payment for supplemental retirement benefits if the officer becomes disabled. In the event of his death, the officer’s beneficiary would receive an amount equal to 75% of his supplemental retirement benefit as of the date of his death.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF LANCE

It is the policy of Lance that all related person transactions must be approved by either (1) a majority of the disinterested members of the Governance and Nominating Committee of the Lance board of directors or (2) a majority of independent and disinterested members of the Lance board of directors. In either case, a related person transaction may not be approved by a single director. For purposes of this policy, the term “related person transaction” means any transaction that is required to be disclosed in Lance’s proxy statements or other filings with the SEC pursuant to Item 404(a) of Regulation S-K under the Securities Exchange Act of 1934 and any material “conflict of interest” transaction with a director, as that term is defined under the North Carolina Business Corporation Act. For fiscal years 2009, 2008 and 2007, there were no related person transactions that were required to be disclosed in Lance’s Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,
DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS OF LANCE

The following table sets forth information as of October 15, 2010, with respect to the beneficial ownership, as defined in Rule 13(d) under the Exchange Act, of common shares and the applicable voting rights attached to such share ownership in accordance with Lance’s bylaws by (1) each person known by Lance to beneficially own, as defined in Rule 13d-3 under the Exchange Act, 5% or more of outstanding Lance common shares, (2) each director and nominee for director, (3) each named executive officer and (4) all executive officers, directors and director nominees as a group. As of October 15, 2010, there were 32,474,995 common shares issued and outstanding.

	Number of Shares		Percent of
Name and Address of	and Nature of		Common Stock
Beneficial Owner	Beneficial Ownership		Outstanding(1)

BlackRock, Inc.	2,469,469	(2)	7.6%
40 East 52nd Street
New York, NY 10022

Wellington Management Company, LLP	2,309,204	(3)	7.1%
75 State Street
Boston, MA 02109

Jeffrey A. Atkins	11,000	(4)	*
J. P. Bolduc	11,000	(4)	*
Peter P. Brubaker(17)	0		*
John E. Denton(17)	0		*
William R. Holland	32,054	(5)	*
James W. Johnston	785,183	(6)	2.4%
Carl E. Lee, Jr.(17)	0		*
W. J. Prezzano	22,000	(5)	*
David V. Singer	538,995	(7)	1.6%
	800,000	(8)	2.5%
Dan C. Swander	13,000	(9)	*
Isaiah Tidwell	20,532	(10)	*
S. Lance Van Every	289,154	(11)	*
Michael A. Warehime(17)	2		*
Glenn A. Patcha	85,290	(12)	*
Rick D. Puckett	114,404	(13)	*
Blake W. Thompson	78,438	(14)	*
Kevin A. Henry	21,243	(15)	*
Directors and all executive officers as a group (19 persons)	2,890,372	(16)	8.8%

*	Less than 1%.

(1)	Based on 32,474,995 shares outstanding on October 15, 2010 plus options held by such person that are currently exercisable or exercisable within 60 days.

(2)	Based on a Schedule 13G filed on January 29, 2010 by BlackRock, Inc. reporting shares held on December 31, 2009. The Schedule 13G reports that BlackRock, Inc. has sole power to vote and dispose of all of such shares.

(3)	Based on Amendment No. 3 to Schedule 13G filed on February 12, 2010 by Wellington Management Company, LLP, an investment adviser, reporting shares held on December 31, 2009. The Amendment reports that Wellington Management Company, LLP has shared power to vote 1,614,216 shares and shared power to dispose of 2,309,204 shares.

(4)	Includes 6,000 shares of restricted stock.

(5)	Includes 8,000 shares subject to exercisable options and 9,000 shares of restricted stock.

(6)	Includes 7,000 shares of restricted stock. Also includes 747,383 shares held indirectly by Mr. Johnston’s wife as trustee and beneficiary and 25,000 shares held in another trust for the benefit of Mr. Johnston’s wife.

(7)	Includes 281,050 shares subject to exercisable options and 52,643 shares of restricted stock.

(8)	Consists of shares held by the Philip L. Van Every Foundation (the “Foundation”) of which Mr. Singer is a member of the Board of Administrators, which holds the sole voting and dispositive power of such shares.

(9)	Includes 8,000 shares of restricted stock.

(10)	Includes 9,000 shares of restricted stock.

(11)	Includes 8,000 shares subject to options currently exercisable, 12,000 shares of restricted stock and 232,449 shares pledged as security. Mr. Van Every had sole power to vote and dispose of all of these shares, except for 34,710 shares as to which he had shared power to vote and dispose.

(12)	Includes 57,055 shares subject to exercisable options and 11,094 shares of restricted stock.

(13)	Includes 77,220 shares subject to exercisable options and 13,035 shares of restricted stock.

(14)	Includes 54,482 shares subject to exercisable options and 9,740 shares of restricted stock.

(15)	Includes 21,243 shares of restricted stock.

(16)	Includes 545,558 shares subject to exercisable options held by directors and executive officers, 800,000 shares held by the Foundation of which Mr. Singer is a member of the Board of Administrators, 179,506 shares of restricted stock and 232,449 shares pledged as security.

(17)	This individual is a current director of Snyder’s and nominee for election to the board of directors of Lance.

Based on information available to us, the Van Every family, consisting of the descendants of Salem A. Van Every, Sr., deceased, and their spouses, owned beneficially on October 15, 2010, approximately 4,100,000 shares of our Common Stock (approximately 13% of the outstanding shares). Members of the Van Every family may own or may have disposed of shares in nominee or other accounts, information as to the amounts of which may not be available to us. There are approximately 65 Van Every family stockholders, including stockholders who are minors.

SNYDER’S SPECIAL MEETING

Date, Time and Place

The special meeting of Snyder’s shareholders will be held on December 3, 2010, at 9:00 a.m., local time, at Snyder’s Corporate Headquarters.

Purpose of the Snyder’s Special Meeting

At the Snyder’s special meeting, Snyder’s shareholders will be asked to vote on the following proposals:

•	to adopt the merger agreement, as it may be amended from time to time (with material amendments subject to further stockholder approval);

•	to approve the adjournment of the Snyder’s special meeting, if necessary, to solicit additional proxies; and

•	to conduct any other business as may properly come before the Snyder’s special meeting or any adjournment or postponement thereof.

Only the approval of the merger proposal is required for the completion of the merger.

Snyder’s Record Date; Stock Entitled to Vote

Only Snyder’s shareholders of record at the close of business on October 15, 2010, which is referred to as the “Snyder’s record date,” will be entitled to notice of, and, in the case of Snyder’s Class A common stock, to vote at, the Snyder’s special meeting or any adjournments or postponements thereof. Holders of Snyder’s Class A common stock may cast one vote for each share of the Snyder’s Class A common stock that they owned on the record date. Holders of Snyder’s Class B common stock are not entitled to vote shares of Snyder’s Class B common stock owned by them on the record date at the Snyder’s special meeting.

Quorum

The holders of a majority of shares of Snyder’s Class A common stock issued and outstanding on the Snyder’s record date and entitled to vote, represented in person or by proxy, will constitute a quorum for purposes of the Snyder’s special meeting. A quorum is necessary to hold the meeting. Once a share is represented at the Snyder’s special meeting, it will be counted for the purpose of determining a quorum at the Snyder’s special meeting and any postponement or adjournment of the Snyder’s special meeting. However, if a new record date is set for the adjourned Snyder’s special meeting, then a new quorum will need to be established.

Required Vote

The vote required for each of the above proposals is set forth below under the description of each proposal. See “Snyder’s Proposals.”

Treatment of Abstentions, Not Voting

Abstentions and failures to vote, which would include a broker non-vote, if any, will be treated as shares that are present and entitled to vote at the Snyder’s special meeting for purposes of determining whether a quorum exists. Because approval of the merger proposal requires the affirmative vote of a majority of the votes cast by holders of shares of Snyder’s common stock entitled to vote on the merger proposal present in person or represented by proxy at the Snyder’s special meeting, assuming a quorum is present, abstentions and failures to vote, if any, will not affect whether the merger proposal is approved.

SNYDER’S PROPOSALS

SNYDER’S PROPOSAL 1: ADOPTION OF THE MERGER AGREEMENT

Snyder’s is asking its shareholders to vote on the merger proposal. For a detailed discussion of the terms and conditions of the merger, see “The Merger Agreement” beginning on page 79. As discussed in the section entitled “The Merger — Snyder’s Reasons for the Merger” beginning on page 45, after careful consideration, the Snyder’s board of directors, by a unanimous vote of all directors present, determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Snyder’s, and approved the merger agreement and the transactions contemplated thereby.

Required Vote; Recommendation of the Snyder’s Board of Directors

Approval of the proposal to adopt the merger agreement requires the affirmative vote of a majority of the votes cast by the holders of shares of Snyder’s common stock entitled to vote thereon at the Snyder’s special meeting, assuming a quorum is present. For purposes of this vote, an abstention or a failure to vote will not affect whether the merger proposal is approved once a quorum is established. Certain shareholders of Snyder’s have agreed to vote 145,490 shares of Snyder’s Class A common stock, the only class of outstanding voting stock of Snyder’s, held or controlled by them, representing approximately 49.9% of the outstanding votes entitled to be cast at the Snyder’s special meeting as of the record date, in favor of the merger proposal.

The Snyder’s board of directors recommends that Snyder’s shareholders vote “FOR” the adoption of the merger agreement.

SNYDER’S PROPOSAL 2: APPROVAL OF THE ADJOURNMENT OF THE SNYDER’S SPECIAL MEETING, IF NECESSARY AND APPROPRIATE

Snyder’s is asking its shareholders to vote on a proposal to approve the adjournment of the Snyder’s special meeting, if necessary, to solicit additional proxies.

Required Vote; Recommendation of the Snyder’s Board of Directors

Adjournment of the Snyder’s special meeting, if necessary, to solicit additional proxies requires the affirmative vote of a majority of the votes cast by the holders of Snyder’s common stock entitled to vote thereon at the Snyder’s special meeting, assuming a quorum is present. For purposes of this vote, an abstention or a failure to vote will not affect whether the proposal is approved once a quorum is established.

The Snyder’s board of directors recommends that the shareholders vote “FOR” approval to adjourn the Snyder’s special meeting, if necessary or appropriate.

OTHER MATTERS

The Snyder’s board of directors is not aware of any other business that may be brought before the Snyder’s special meeting.

SNYDER’S DIRECTOR AND EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion describes the compensation earned during the fiscal year ended March 28, 2010 by the following individuals employed by Snyder’s who will have the following positions with the combined company following the merger: Michael A. Warehime, Chairman of the Board and Carl E. Lee, Jr., President and Chief Operating Officer (collectively referred to below as the “executives”). Mr. Warehime currently serves as the Chairman of the Board of Snyder’s, which is both an officer and director position with Snyder’s, and Mr. Lee currently serves as the President and Chief Executive Officer of Snyder’s.

Overview

The primary objectives of Snyder’s compensation philosophy are to attract and retain employees in key positions and to motivate executives to drive high levels of performance, while meeting short-term and long-term goals and assuming appropriate, but not excessive, risk for competitive advantage. Following the merger, compensation for the executives will be determined by the compensation committee of the board of directors of the combined company.

The board of directors of Snyder’s has no standing compensation committee or written policies, procedures or charter governing the compensation of executives except as set forth in Snyder’s bylaws and as discussed below. The board of directors annually reviews the compensation of the Chairman and the President and Chief Executive Officer and limits the increase in executive compensation to a certain percentage. In addition, the board of directors sets the annual performance target of the bonus awards for the executives. Stock option awards for the executives are determined by a committee comprised of members of senior management, the Chairman and one other director appointed by the Board. The Chairman of the board of directors is responsible for making recommendations to the full Board with respect to the compensation of the President and Chief Executive Officer.

In determining both the levels of compensation and mix of compensation elements for the last fiscal year ended March 28, 2010, which is referred to herein as “fiscal 2010,” the Board also relied on external executive compensation data and the unique aspects of executive roles within Snyder’s, including multiple roles performed by the executives, as well as contribution and performance of individual executives towards achievement of overall company performance, and alignment with stockholder expectations.

Compensation Advisors

Snyder’s consults with a compensation consultant from Towers Watson to advise Snyder’s on matters related to compensation of the executives and, periodically, on matters related to the compensation of employees. The Vice President of Human Resources of Snyder’s acts as a liaison between the Chairman of the Board, the President and Chief Executive Officer and the compensation consultant and collects information and prepares materials for the Board’s use in compensation decisions. Since the consultant’s selection by Snyder’s in fiscal year 1997, the Towers Watson consultant has not provided and does not provide any services to management or other employees of Snyder’s except those described above.

Elements of Compensation

Snyder’s board of directors has an informal policy for allocating compensation between long-term and short-term elements, between cash and equity or among the different possible forms of equity compensation.

For fiscal 2010, Snyder’s executive compensation program consisted of the following principal components: base salary, discretionary annual bonus, long-term incentive compensation in the form of stock options, voluntary participation in stock purchase plan, a “top hat” deferred compensation plan, employee benefit plans generally available to all employees, and perquisites that are consistent with market practices for a private company in Snyder’s business. The use and weight of the elements of compensation were based on a subjective determination by the board of directors of the importance of each component in meeting Snyder’s overall objective of driving high performance levels.

Base Salary

Base salaries for the executives are initially determined at the time of hire and reflect compensation levels paid within the food industry. The board of directors determines and approves, if warranted, salary increases annually in or about March or April of each year. At the direction of the Vice President of Human Resources, the external consultant compiles executive compensation data from the consultant’s industry survey data in accordance with certain parameters identified by Snyder’s. In addition, the Vice President of Human Resources compiles publicly available executive compensation data for publicly-traded food companies. The Chairman reviews this data in his evaluation of the base salary of the President and Chief Executive Officer and provides a recommendation to the full board of directors. The board also evaluates the Chairman’s base salary on an annual basis and typically adopts a percentage increase, based on available executive compensation data for publicly-traded food companies compiled by Snyder’s human resources personnel. The board believes that this approach aligns the base salaries of the Chairman and the President and Chief Executive Officer with overall market competitiveness and the unique responsibilities assumed by each executive.

The fiscal 2010 base salary levels and percentage increases over levels in place at March 29, 2009 are shown in the table below:

	FY 2010
	Base Salary	Percentage
Executives	Level	Increase

Michael A. Warehime	$621,425	6.0%
Carl E. Lee, Jr.	$500,961	13.6%

Discretionary Cash Bonuses

Snyder’s utilizes discretionary cash bonuses to provide additional compensation to the executives. The bonuses are payable when the annual performance target established by the board is achieved. The board establishes the performance goal at the beginning of the fiscal year. At the end of the fiscal year, the board determines the level of achievement against such goal. A single performance target is set for the executives and is typically equal to the budgeted operating income for the company. The board retains discretion with respect to the amounts of the bonuses. For fiscal 2010, the performance target was operating income of $52 million with bonuses of $930,150 and $550,000 paid to Mr. Warehime and Mr. Lee, respectively, at the end of fiscal 2010. The Board believes that discretionary cash bonuses are an important motivating factor for Snyder’s executives.

Equity Compensation

Snyder’s views equity ownership as a key retention tool for the executives. Accordingly, Snyder’s has adopted the Executive Stock Purchase Program effective January 1, 2003 (the “Snyder’s Stock Purchase Plan”)

and the Non-Qualified Stock Option Plan, amended and restated and effective January 1, 2005 (the “Snyder’s Stock Option Plan,” and, together with the Snyder’s Stock Purchase Plan, the “Snyder’s Plans”). The purpose of the Snyder’s Plans is to provide long-term incentives based upon growth of value per share of Snyder’s stock. A total of 40,000 shares of Snyder’s Class B non-voting common stock have been reserved for issuance under the Snyder’s Plans. The Snyder’s Plans are administered by a committee comprised of the Chairman, the President/Chief Executive Officer, the Vice President-Chief Financial Officer, the Vice President of Human Resources and a director appointed by the Board (the “Committee”). Eligible participants in the Snyder’s Plans include: the Chairman, the President and Chief Executive Officer, the Vice President-Chief Financial Officer, Vice Presidents and directors. Shares issued under the Snyder’s Plans are subject to the terms of Snyder’s Shareholders’ Agreement entered into by Snyder’s and each individual stockholder, which restricts transferability to third parties and gives Snyder’s the right to repurchase the shares at fair market value.

Under the Snyder’s Stock Purchase Plan, a participant may purchase shares at the current fair market value established each year by an independent third party appraisal firm retained by the Board. Dividends will be paid on the shares purchased by executives. In fiscal 2010, the dividend rate was $12.50 per share. In fiscal 2010, Mr. Lee purchased 425 shares under the Stock Purchase Plan.

Under the Snyder’s Stock Option Plan, automatically upon his appointment to office, each participant received an option to purchase a pre-determined number of shares fixed according to the following positions: Chairman, President and Chief Executive Officer, Vice President, and director. The options granted to directors vest immediately as of the date of grant; the options granted to executive officers, including the Chairman, vest when the optionee has been a participant in the plan for five years. The term of each option granted under the Snyder’s Stock Option Plan is 15 years. The exercise price per share is the fair market value established annually by an independent appraisal firm retained by the Board. In addition, the Committee may award options annually based upon a percentage increase, if any, in “book value” of the shares for the current fiscal year over the “book value” of the shares for the immediately preceding fiscal year, multiplied by the initial number of options granted to the participant upon his appointment to office. “Book value” per share is determined by adding Snyder’s assets, deducting its liabilities and dividing the sum by the number of issued and outstanding Class A and Class B shares. Such additional options vest after five years of the optionee’s participation in the plan. The Committee regularly makes such awards following the close of the previous fiscal year end. On June 4, 2010, the Committee approved options for the executives based on book value of the year ended March 28, 2010, with each option having a grant date of April 1, 2010 as follows.

	Number of Shares	Exercise Price
Optionee	Underlying Option	per Share

Michael A. Warehime	322	$970.00
Carl E. Lee, Jr.	322	$970.00

On September 11, 2009, the Committee approved options for the executives based on the book value of the year ended March 29, 2009, with each option having a grant date of March 31, 2009. Theses options awarded in fiscal year 2010 (with a grant date of March 31, 2009) are reported in the Summary Compensation Table and were as follows:

	Number of Shares	Exercise Price
Optionee	Underlying Option	per Share

Michael A. Warehime	120	$700.80
Carl E. Lee, Jr.	120	$700.80

Nonqualified Deferred Compensation Plan

Snyder’s maintains the Snyder’s Executive Deferred Compensation Plan, a nonqualified deferred compensation plan in which certain officers participate (the “Snyder’s Deferred Compensation Plan”). Currently, Mr. Lee is a participant in this plan. The Snyder’s Deferred Compensation Plan, which was established on October 1, 2005, permits a select group of management and highly compensated employees to elect to defer receipt of all or any portion of their base salaries and bonus awards in accordance with the requirements imposed by Code Section 409A. Amounts deferred under the Snyder’s Deferred Compensation Plan are fully vested at all times. Contributions to the plans are deemed to be invested by each participant in one or more of the investment vehicles selected for this purpose by the Board or its designee. Payment under the plan will generally occur as follows (amounts reflect balances as of June 30, 2010): $255,319 for Mr. Lee, payable on the earlier of January 1, 2014 or at separation from service.

Perquisites

In addition to the benefits described below under “— Benefits”, the personal benefits and perquisites for the executives are as follows:

•	Snyder’s provides a company car to each of Mr. Warehime and Mr. Lee for business and personal use, where Snyder’s pays the operating costs, including maintenance and insurance.

•	Snyder’s reimburses Mr. Warehime and Mr. Lee for annual membership dues in local country clubs which Mr. Warehime and Mr. Lee use for entertaining prospective candidates and business partners of Snyder’s.

•	Snyder’s pays the legal fees and costs of estate and financial planning for Mr. Warehime.

•	In 1989, Snyder’s entered into certain split dollar life insurance arrangements with Mr. Warehime as part of Snyder’s executive insurance program. Snyder’s has three split dollar life insurance agreements with Mr. Warehime covering five life insurance policies with an aggregate face value of $24,000,000. Under each of these agreements, upon the death of Mr. Warehime, or the termination of the agreements, Snyder’s is to be paid an amount equal to the aggregate amount of the premiums that it has paid on the covered policy. Prior to the merger, Snyder’s will terminate or alter these agreements to ensure compliance with Section 402 of the Sarbanes-Oxley Act, which prohibits personal loans to executives of the issuer. Snyder’s provides a life insurance policy for Mr. Lee’s benefit in the face amount of $250,000 under the Snyder’s executive insurance program.

•	Snyder’s leases the guest house on Mr. Warehime’s property for a nominal monthly fee plus the costs to provide lawn care services on Mr. Warehime’s property. The lease requires Snyder’s to maintain the guest house in good repair and maintain insurance on the guest house. Snyder’s uses the guest house as accommodations for certain sales managers, business guests and prospective candidates during their visits to Hanover.

•	Snyder’s leases a barn on Mr. Warehime’s property for a nominal monthly fee. The lease requires Snyder’s to maintain the barn in good repair and maintain insurance on the barn.

•	Snyder’s provides certain maintenance and repairs services for Mr. Warehime’s residence.

Benefits

Snyder’s offers its employees medical, dental and vision coverage, disability insurance, and life insurance on an equal basis. In addition, Snyder’s has a 401(k) plan. All employees who meet certain plan eligibility requirements, including the executives, are eligible to participate in these plans. The cost of employee benefits is partially borne by the employee, including each of the executives. Snyder’s also provides long term disability insurance up to 60% of total compensation to a maximum benefit of $36,000 per year for all salaried employees, including executives. Supplemental long term disability insurance over $36,000 per year may be purchased by all salaried employees and provides coverage at 60% of total compensation up to a maximum compensation of $320,000 per year netting a maximum long term disability benefit of $192,000 per year. In addition, certain executives may purchase additional supplemental long term disability providing coverage at 60% of total compensation up to a maximum compensation of $400,000, netting a maximum long term disability benefit of $240,000. Snyder’s has reimbursed the amount of the supplemental long term disability premiums that the executives have paid. Mr. Warehime and Mr. Lee each were reimbursed $776 in fiscal 2010.

Severance Benefits/Potential Payments Upon Termination or Change-in-Control

Snyder’s does not have employment, separation or non-compete agreements with the executives. Snyder’s offer letter to Mr. Lee in March 2005 set forth his initial base salary and bonus, stock option grant, benefits and involuntary termination severance. The involuntary termination severance covered only the first three years of Mr. Lee’s employment with Snyder’s and is no longer effective. Snyder’s has a severance policy that provides payment of several weeks salary contingent upon years of service should an executive be terminated for a reason other than cause; however, upon an executive’s termination, the President and Chief Executive Officer may modify the terms of the severance policy. Termination, death, disability and change in control will trigger payments of vested amounts under the Snyder’s Deferred Compensation Plan and will affect the period of time after such an event that the executives will have to exercise their options under the Snyder’s Stock Option Plan. Under the Snyder’s Stock Purchase Plan, an executive’s death will obligate Snyder’s for a period of 90 days afterwards to repurchase the executive’s shares if requested by his estate or beneficiary. Proceeds from the split dollar life insurance arrangements may be payable to Mr. Warehime’s estate subject to termination or modification of such arrangements to ensure compliance with the Sarbanes-Oxley Act.

Policies On Timing of Option Grants

Snyder’s has granted stock options effective on or about the first day of the fiscal year in accordance with the Snyder’s Stock Option Plan.

Tax and Accounting Considerations

Snyder’s has historically been able to deduct all compensation that it paid to the executives.

FY 2010 Summary Compensation Table

Name and					Option	All Other
Principal Position	Year	Salary	Bonus		Awards	Compensation	Total
(a)	(b)	($)(c)	($)(d)		($)(f)	($)(i)	($)(j)

Michael A. Warehime	2010	621,425	930,150	(1)	32,515 (2)	172,308 (3)	1,756,398
Chairman of the Board
Carl E. Lee, Jr.	2010	500,961	550,000	(1)	32,515 (2)	40,217 (3)	1,123,693
President/Chief Executive Officer

(1)	The amounts in column (d) represent discretionary bonuses with respect to fiscal 2010 which were paid in fiscal 2010.

(2)	The amounts in column (f) reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Snyder’s utilized a closed-form model (Black-Scholes) to estimate the fair value of stock option grants on the date of grant. Assumptions used in calculating these amounts are included in Note 16 of the Notes to Snyder’s Consolidated Financial Statements for the fiscal years ended March 29, 2009 and March 28, 2010, which are included herein beginning on page FS-8. While these amounts reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, they may not correspond to the actual value that will be recognized by the executive officers.

(3)	The amounts disclosed in this column for 2010 consist of:

(a)	Automobile-related expenses, including insurance, maintenance, repairs, fuel and depreciation, on behalf of Mr. Warehime in the amount of $4,537 and Mr. Lee in the amount of $22,196 and associated gross ups paid to Messrs. Warehime and Lee in the amounts of $2,889, and $12,103.

(b)	Snyder’s payment of legal fees and costs of estate and financial planning for Mr. Warehime in the amount of $1,152.

(c)	Snyder’s lease of (i) the guest house on Mr. Warehime’s property for a monthly fee plus the costs to provide lawn care services and insurance on Mr. Warehime’s property and maintenance and (ii) the barn on Mr. Warehime’s property for a monthly fee plus maintenance and insurance costs, in the aggregate amount of $21,604.

(d)	Snyder’s provides certain maintenance and repairs services for Mr. Warehime’s residence, which services were approximately $6,829 in fiscal 2010.

(e)	Snyder’s payments of life insurance premiums for Mr. Warehime under split dollar life insurance policies totaling $131,852, and Snyder’s reimbursement of the life insurance premiums paid by Mr. Lee under a life insurance policy in the annual amount of $662.

(f)	Snyder’s payments of country club membership dues for Mr. Warehime and Mr. Lee in the amount of $2,669 and $4,480, respectively.

(g)	Snyder’s payments of $776 to each of the executives as reimbursement for premiums for supplemental long term disability insurance (no associated gross up paid).

Grants of Plan-Based Awards

The following table contains information concerning the stock options that were granted to the executives in fiscal 2010 under the Snyder’s Stock Option Plan.

			All Other Option
			Awards; Number of		Grant Date Fair
			Securities	Exercise or Base	Value of Stock
		Approval or	Underlying Options	Price of Option	and Option
Name	Grant Date	Action Date(1)	(#)	Awards ($/Sh)(2)	Awards(3)

Michael A. Warehime	3/31/2009	9/11/2009	120	$700.80	$32,515
Carl E. Lee, Jr.	3/31/2009	9/11/2009	120	$700.80	$32,515

(1)	Historically, the Board has awarded options with a grant date of March 31st or April 1st. The exercise price is equal to the most recent valuation of the common stock. A valuation of Snyder’s common stock is conducted once a year after the close of the prior fiscal year and after such time as the audited financial statements for the prior fiscal year are complete. Because the common stock is not publicly traded, the valuation does not typically change in the course of the year.

(2)	The amount set forth in this column represents the fair market value of Snyder’s Class B non-voting common stock as determined by Snyder’s board of directors based on an independent valuation of the market value of Snyder’s Class B non-voting common stock by an independent appraisal firm.

(3)	The amounts set forth in this column represent the aggregate grant date fair market value of option awards granted (or deemed granted under ASC Topic 718) to the executive officers in fiscal 2010, as calculated under ASC Topic 718. Assumptions used in calculating these amounts are included in Note 16 of the Notes to Snyder’s Consolidated Financial Statements for the fiscal years ended March 29, 2009 and March 28, 2010, which are included herein beginning on page FS-8. While these amounts reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, they may not correspond to the actual value that will be recognized by the executive officers.

Outstanding Equity Awards at 2010 Fiscal Year-End

The following table and its notes provide information concerning outstanding equity awards in the form of stock options at March 28, 2010. No options were exercised by the executives in fiscal 2010.

Option Awards
		Number of	Number of
		Securities	Securities
		Underlying	Underlying
		Unexercised	Unexercised		Option	Option
		Options (#)	Options (#)		Exercise	Expiration
Name	Option Grant Date	Exercisable	Unexercisable		Price($)(1)	Date

Michael A. Warehime	3/31/1998	3,440	—		131.75	3/31/2013
	3/31/1998	440			131.75	3/31/2013
	3/31/1999	320	—		211.40	3/31/2014
	3/31/2000	280	—		192.60	3/31/2015
	3/31/2001	240	—		216.35	3/31/2016
	3/31/2002	280	—		265.15	3/31/2017
	3/31/2003	280	—		311.50	3/31/2018
	3/31/2004	240	—		379.45	3/31/2019
	3/31/2005	280	—		425.35	3/31/2020
	3/31/2006	280	—		497.85	3/31/2021
	3/31/2007	280	—		677.50	3/31/2022
	3/31/2008	190	—		723.00	3/31/2023
	3/31/2009	120	—		700.80	3/31/2024

Carl E. Lee, Jr.	3/31/2005	—	2,000	(2)	425.35	3/31/2020
	3/31/2006	—	260	(2)	497.85	3/31/2021
	3/31/2007	—	280	(2)	677.50	3/31/2022
	3/31/2008	—	190	(2)	723.00	3/31/2023
	3/31/2009	—	120	(2)	700.80	3/31/2024

(1)	Represents the fair market value of Snyder’s Class B non-voting common stock as determined by Snyder’s board of directors in the respective fiscal year, based on an independent valuation of the market value of Snyder’s Class B non-voting common stock by an independent appraisal firm.

(2)	Options vested and exercisable as of March 31, 2010.

Nonqualified Deferred Compensation Table for Fiscal 2010

The following table reflects the contributions to, earnings in and balance of each executive’s account held under the Snyder’s Deferred Compensation Plan, the material terms of which are described in “— Compensation Discussion and Analysis” above.

	Executive		Aggregate
	Contributions in	Aggregate Earnings	Withdrawals/	Aggregate Balance
Name	Last FY ($)	in Last FY ($)	Distributions ($)	at Last FYE ($)
(a)	(b)	(d)	(e)	(f)

Carl E. Lee, Jr.	275,000(1)	0	—	275,000

(1)	The amounts included in Mr. Lee’s 2010 “Bonus” were reported in the Summary Compensation Table. Mr. Lee’s first contribution was deferred in March 2010 but was not deposited until April 2010.

Other Benefit Plans

Snyder’s has no defined benefit or actuarial pension plans.

Potential Payments Upon Termination or Change-in-Control

Snyder’s does not have employment agreements, separation or change-in-control agreements with the executives. Snyder’s offer letter to Mr. Lee in March 2005 included involuntary termination severance which covered only the first three years of Mr. Lee’s employment with Snyder’s and is no longer effective.

Severance Policy

Snyder’s has a severance policy that provides payment of weekly salary based upon years of service (with a maximum of 26 weeks) should an executive be terminated for a reason other than cause; however, upon an executive’s termination, the President and Chief Executive Officer may modify the terms of the severance policy.

Snyder’s Deferred Compensation Plan

Mr. Lee participates in the Snyder’s Deferred Compensation Plan described above under “Nonqualified Deferred Compensation for Fiscal 2010.” Termination, death, disability and change-in-control will trigger payments of vested amounts under the Snyder’s Deferred Compensation Plan in accordance with a participant’s election. Please see the narrative and the table in that section for further information regarding the circumstances in the Snyder’s Deferred Compensation Plan that will trigger payments or the provision of benefits and the calculation of those benefits.

Equity Compensation

Each of Snyder’s executives has multiple grants of options outstanding under the Snyder’s Stock Option Plan. According to the terms of the plan, all options become immediately exercisable in full if the executive dies or suffers total disability, Snyder’s sells substantially all of its assets to a third party, or Snyder’s enters into a merger in which neither Snyder’s controls the surviving company nor the shareholders of Snyder’s control through their holdings of a majority of the outstanding voting securities of the surviving company. Any such options not exercised within 360 days of such event will be forfeited. Upon the termination of an executive’s employment with Snyder’s for any reason except death, disability or retirement as described below, the executive will have only 90 days to exercise options vested on the termination date; all unvested options on the date of termination will be forfeited. In the event that an executive has ten or more years with Snyder’s and terminates employment to retire, the executive will have until the earlier to occur of the following to exercise options vested on the date of termination: (i) five years from the termination date, or (ii) the expiration of the date of the options. The plan also provides that if outstanding shares underlying options are to be changed or exchanged in a reorganization, the number of shares underlying the option and the exercise price shall be adjusted so as to maintain the proportionate number of shares without changing the aggregate exercise price.

Under the Snyder’s Stock Purchase Plan, upon the death of an executive, his beneficiary or estate has 90 days to exercise the right to have Snyder’s purchase the shares for fair market value as determined by the Shareholders’ Agreement.

The Shareholders’ Agreement between each executive and Snyder’s provides for the repurchase of shares. Upon the death of an executive, Snyder’s is obligated to purchase all of the shares held by the executive’s estate, including shares held by family members or in trusts. Upon the termination of an executive’s employment, Snyder’s has the option to purchase all of the executive’s shares. In addition, an executive has the right to request that Snyder’s purchase any shares held by, or received upon exercise of options by, the executive officer. All purchases by Snyder’s are subject to the consent of any third party lenders. Under the Shareholders’ Agreement, the purchase price per share is the fair market value as determined by the most recent appraisal performed under the Snyder’s Stock Option Plan.

Life Insurance Arrangements

Proceeds from the split dollar life insurance arrangements are payable to Mr. Warehime’s estate, subject to termination or modification of such arrangements to ensure compliance with the Sarbanes-Oxley Act. Proceeds from the executive life insurance policy covering Mr. Lee will be paid to his estate upon his death.

Supplemental Long Term Disability Insurance

Snyder’s also provides long term disability insurance up to 60% of total compensation to a maximum benefit of $36,000 per year for all salaried employees, including executives. Supplemental long term disability insurance over $36,000 per year may be purchased by all salaried employees and provides coverage at 60% of total compensation up to a maximum compensation of $320,000 per year, netting a maximum long term disability benefit of $192,000 per year. In addition, certain executives may purchase additional supplemental long term disability providing coverage at 60% of total compensation up to a maximum compensation of $400,000, netting a maximum long term disability benefit of $240,000. Snyder’s has reimbursed the amount of the supplemental long term disability premiums that the executives have paid.

The table below reflects the amount of compensation that would be paid to each of the executives in the event of termination of such executive’s employment, retirement, death, disability or following a change in control. The amounts shown assume that such termination was effective as of March 28, 2010, and thus include amounts earned through such date. The actual amounts to be paid out can only be determined at the time of such executive’s actual separation. As necessary for purposes of calculations, we have used the fair market value of the Class A voting common stock and the Class B non-voting common stock based on the latest independent appraisal for the fair market value of such stock obtained by Snyder’s prior to the end of fiscal 2010. The amounts shown do not include benefits and payments that are generally available to all employees on a non-discriminatory basis.

	Employment
	Termination/
Payment or Benefit	Separation	Change-in-Control	Retirement	Death	Disability

Severance(1)
Michael A. Warehime	$310,050	$0	$0	$0	$0
Carl E. Lee, Jr.	$42,308	$0	$0	$0	$0
Deferred Compensation(2)
Michael A. Warehime	—	—	—	—	—
Carl E. Lee, Jr.	$275,000	$275,000	$275,000	$275,000	$275,000
Stock Options(3)
Michael A. Warehime	$3,071,672	$3,071,672	$3,071,672	$3,071,672	$3,071,672
Carl E. Lee, Jr.	—	—	—	—	—
Life Insurance Proceeds(4)
Michael A. Warehime	$572,787	$0	$572,787	$21,637,028	$572,787
Carl E. Lee, Jr.	—	—	—	$250,000	—
Long Term Disability Insurance(5)
Michael A. Warehime	$0	$0	$0	$0	$240,000
Carl E. Lee, Jr.	$0	$0	$0	$0	$240,000
Executive Life Insurance Premiums(6)
Michael A. Warehime	$0	$0	$0	—	$0
Carl E. Lee, Jr.	$0	$0	$0	—	$662
Total
Michael A. Warehime	$3,954,509	$3,071,672	$3,644,459	$24,708,700	$3,884,459
Carl E. Lee, Jr.	$317,308	$275,000	$275,000	$525,000	$515,662

(1)	Severance for Mr. Warehime is calculated as weekly base salary multiplied by the maximum of 26 weeks since he has been employed with the company for more than 26 years. Mr. Lee’s severance is calculated as weekly base salary multiplied by 4 weeks, representing his 4 years of employment with Snyder’s.

(2)	Mr. Lee’s first contribution was deferred in March 2010 but was not deposited until April 2010.

(3)	As noted above, only unvested options are forfeited immediately upon termination under the Snyder’s Stock Option Plan. In all other cases, an executive officer has some period of time in which to exercise his options. All stock options held by Mr. Warehime were vested as of March 28, 2010; Mr.’s Lee’s options did not vest until March 31, 2010. The amounts included in this column assume that Mr. Warehime exercised all of his outstanding options at the exercise price and sold them to Snyder’s for the fair market price determined in the most recent appraisal as of March 28, 2010 ($700.80 per share).

(4)	Split dollar life insurance benefits are paid upon employment termination/separation, retirement, death or disability of Mr. Warehime. Each policy may be surrendered and cashed out at any time. The participant/executive is paid the cash value of the policy less premiums paid by Snyder’s. In the event of the executive’s death, the policy will pay the face value of the policy to the beneficiary less the premiums paid by Snyder’s. The executive may choose to continue the policy on his own by reimbursing Snyder’s for the amount of the premiums paid by Snyder’s and thereafter paying the full premiums in the event of a separation from employment. Under the split dollar life insurance arrangements for Mr. Warehime, Mr. Warehime is paid a bonus in the amount of his portion of the premium. His portion of the premium is then deducted from his payroll and Snyder’s pays the balance of the premium. As of March 28, 2010, Mr. Warehime and Snyder’s had paid cumulative premiums of $156,999 and $2,362,972, respectively, in connection with Mr. Warehime’s split dollar life insurance arrangements.

Upon his death, Mr. Lee’s estate will receive $250,000 under the life insurance policy provided by Snyder’s to Mr. Lee under the Snyder’s executive insurance program.

(5)	This amount represents the maximum long term disability benefit of $240,000 for each executive.

(6)	In the event of Mr. Lee’s disability, Snyder’s would continue to reimburse Mr. Lee for the annual premiums on the life insurance policy for Mr. Lee’s benefit provided under the Snyder’s executive insurance program.

Compensation of Directors

The table below summarizes the compensation that Snyder’s paid to non-employee directors for the fiscal year ended March 28, 2010.

FY 2010 Director Compensation Table

					Change in
					Pension Value
					and Nonqualified
				Non-Equity	Deferred
	Fees Earned	Stock	Option	Incentive Plan	Compensation	All Other
	or Paid	Awards	Awards ($)	Compensation	Earnings	Compensation
Name	in Cash ($)	($)	(2)(3)	($)	($)	($)		Total ($)
(a)	(b)	(c)(1)	(d)	(e)	(f)	(g)		(h)

Peter B. Brubaker	23,200	—	2,710	—	—	300	(4)	26,210
C. Peter Carlucci, Jr.	19,600	—	2,710	—	—	—		22,310
John E. Denton	20,800	—	2,710	—	—	2,667	(5)	26,177
Patricia A. Warehime	14,800	—	2,710	—	—	19,452	(6)	36,962
Sally W. Yelland	14,800	—	2,710	—	—	—		17,510

(1)	There are no stock awards outstanding for the directors.

(2)	As of March 28, 2010, the aggregate number of shares of Class B non-voting common stock underlying option awards outstanding for the directors were as follows: Mr. Brubaker — 76 shares; Mr. Carlucci — 576 shares; Mr. Denton — 576 shares; Ms. Warehime — 256 shares; and Ms. Yelland — 576 shares. These options were fully vested upon the date of grant.

(3)	The amounts set forth in this column represent the aggregate grant date fair market value ($2,710) of option awards granted (or deemed granted under Topic 718) to the directors in fiscal 2010, as calculated under Topic 718. Assumptions used in calculating these amounts are included in Note 16 of the Notes to Snyder’s’ Consolidated Financial Statements for the fiscal years ended March 29, 2009 and March 28, 2010, which are included herein beginning on page FS-8. While these amounts reflect the aggregate grant date fair value computed in accordance with Topic 718, they may not correspond to the actual value that will be recognized by the directors.

(4)	The amount disclosed represents $300 paid to Mr. Brubaker for travel expenses to Board meetings.

(5)	The amount disclosed represents $2,667 paid to Mr. Denton for travel expenses to Board meetings.

(6)	The amount disclosed consists of automobile-related expenses, including insurance and maintenance, on behalf of Mrs. Warehime in the amount of $19,452.

Non-Employee Director Equity Compensation.

Under the Snyder’s Stock Option Plan, each director received an option to purchase 16 shares (prior to any stock splits) of Class B non-voting common stock upon his appointment to the board of directors. The options granted to directors vest immediately as of the date of grant. The term of each option granted under the Snyder’s Stock Option Plan is 15 years. The exercise price per share is the fair market value established annually by an independent appraisal firm retained by the Board. In addition, the Committee may award options annually based upon a percentage increase, if any in “book value” of the shares for the current fiscal year over the “book value” of the shares for the immediately preceding fiscal year, multiplied by the initial number of options granted to the participant upon his appointment to office. “Book value” per share is determined by adding Snyder’s assets, deducting its liabilities and dividing the sum by the number of issued and outstanding Class A and Class B shares. Under the Snyder’s Stock Purchase Plan, each director may purchase shares at the current fair market value established each year by an independent third party appraisal firm retained by the Board. Dividends will be paid on the shares purchased by directors. In fiscal 2010, the dividend rate was $12.50 per share.

Non-Employee Director Cash Compensation.

Each non-employee director receives an annual cash retainer and a per meeting fee for Board and Board committee meetings. In fiscal 2010, Snyder’s compensation of non-employee directors consisted of the following: an annual cash retainer of $10,000 and a cash payment of $1,200 per each Board or committee meeting attended.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND
EXECUTIVE OFFICERS OF SNYDER’S

As of October 15, 2010, the following persons are known by Snyder’s to be beneficial owners of more than 5% of Snyder’s Class A common stock, par value $100.00 per share (“Class A Stock”). The Class A Stock is Snyder’s only class of outstanding voting securities. All percentages are rounded to the nearest tenth of a percent.

	Number of Shares
Name and Address	and Nature of		Percent of Class A
of Beneficial Owner	Beneficial Ownership		Stock Outstanding(1)

Michael A. Warehime	104,715	(2)(9)	35.9%
Patricia Warehime
1250 York Street
Hanover, PA 17331

Charles E. Good	53,175	(3)(9)	18.2%
1250 York Street
Hanover, PA 17331

Sally W. Yelland	49,740	(4)	17.1%
1250 York Street
Hanover, PA 17331

Michael A. Warehime SOH GRAT	20,620	(5)	7.1%
1250 York Street
Hanover, PA 17331

Airie K., Harry V. and J. William Warehime Foundation	21,760	(6)	7.5%
c/o Linda Lohr, Trustee
144 Mead Avenue
Hanover, PA 17331

Michael D. Stick	18,294	(7)	6.3%
131 Drummond Lane
Hanover, PA 17331

John A. Warehime	22,120	(8)	7.6%
Patricia M. Warehime
6759 E. Moulstown Road
Hanover, PA 17331

(1)	Based on 291,770 shares of Class A common stock outstanding on October 15, 2010. There are no outstanding options to purchase shares of Class A common stock. For each shareholder, includes any shares that the shareholder has the right to acquire within 60 days of October 15, 2010.

(2)	Includes: 84,965 shares held directly by Michael A. Warehime for which his wife (Patricia A. Warehime) disclaims beneficial ownership; 7,350 shares held directly by Patricia A. Warehime for which her husband (Michael A. Warehime) disclaims beneficial ownership; 9,200 shares held by Warehime Enterprises, Inc. (“WEI”), which shares are deemed beneficially owned by WEI, Michael A. Warehime (for which his wife, Patricia A. Warehime, disclaims beneficial ownership) and Charles E. Good; and 3,200 shares held by MAW Associates, LP (“MAW Associates”), which shares are deemed beneficially owned by MAW Associates, Michael A. Warehime, Patricia A. Warehime and Charles E. Good. Michael A. Warehime has an ownership interest in WEI and is the chairman and an executive officer of WEI. Charles E. Good is the Vice President, Secretary/Treasurer of WEI. Patricia A. Warehime is the sole member of the general partner of MAW Associates, and Michael A. Warehime is an executive officer of MAW Associates. Charles E. Good is the Vice President, Secretary/Treasurer of the general partner of MAW Associates. Charles E. Good has been delegated authority to exercise voting and investment power for the shares held by WEI and MAW Associates. The 3,200 shares held by MAW Associates are pledged as security on a term loan.

(3)	Includes shares held indirectly by Mr. Good as follows: 14,950 shares held in irrevocable trusts for the benefit of Michael A.. Warehime’s daughter of which Mr. Good is a co-trustee, which shares are also deemed beneficially owned by the co-trustee Mrs. Yelland; 50 shares held in irrevocable trusts for the benefit of other Warehime family members of which Mr. Good is a co-trustee, which shares are also deemed beneficially owned by the co-trustee Michael C. Anderson; 25,775 shares held in trusts for the benefit of Michael A. Warehime and his daughters, which shares are deemed beneficially owned by the trusts and Mr. Good as sole trustee of each trust; 9,200 shares held by WEI, which shares are deemed beneficially owned by WEI, Michael A. Warehime (for which his wife, Patricia A. Warehime disclaims beneficial ownership) and Charles E. Good; and 3,200 shares held by MAW Associates, which shares are deemed beneficially owned by MAW Associates, Michael A. Warehime, Patricia A. Warehime and Charles E. Good. See footnote (2). The 3,200 shares held by MAW Associates are pledged as security on a term loan.

(4)	Includes 34,790 shares held directly by Mrs. Yelland and 14,950 shares held in irrevocable trusts for the benefit of Michael A. Warehime’s daughter of which Ms. Yelland is a co-trustee, which shares are also deemed beneficially owned by the co-trustee Charles E. Good.

(5)	Represents 20,620 shares held by the Michael A. Warehime SOH GRAT, a trust for the benefit of Michael A. Warehime and his daughters, which shares are also deemed beneficially owned by Charles E. Good as sole trustee. See footnote (3).

(6)	Represents 21,760 shares held by the Airie K., Harry V. and J. William Warehime Foundation (the “Foundation”), of which Linda Lohr, James K. Bergdoll and Elizabeth Stick are trustees. Voting and investment decisions for the Foundation require the approval of a majority of the trustees. Elizabeth Stick is Michael A. Warehime’s aunt.

(7)	Represents 4,758 shares held directly by Mr. Stick, 2,000 shares held in trust for the benefit of other Stick family members of which Mr. Stick is trustee and for which he has sole voting and investment power, and 11,536 shares held by Stick Enterprise, LP.

(8)	Represents 22,120 shares held jointly by John A. Warehime and his wife Patricia M. Warehime. John A. Warehime is the brother of Michael A. Warehime.

(9)	Michael A. Warehime, Patricia A. Warehime and Charles E. Good, in his capacity as trustee and officer of certain Warehime family trusts and entities, entered into a voting agreement with Lance. Pursuant to the terms of the voting agreement, Michael A. Warehime, Patricia A. Warehime and Charles E. Good agreed, among other things, to vote (or cause to be voted) certain shares of Snyder’s Class A Stock owned beneficially by each of them (i) in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby and (ii) against any action or agreement that would reasonably be expected to adversely affect the consummation of, or materially alter the terms of, the merger. As a result of the voting agreement, Michael A. Warehime, Patricia A. Warehime and Charles E. Good may be considered a “group” that beneficially owns 145,490 shares of Snyder’s Class A Stock, representing approximately 49.9% of the outstanding voting power of Snyder’s common shares as of July 21, 2010.

The following table sets forth, as of October 15, 2010, information as to the beneficial ownership of Class A Stock and Class B non-voting common stock, par value $100.00 per share (“Class B Stock”), of Snyder’s by all directors and nominees, executive officers named in the Summary Compensation Table below, and Snyder’s directors and executive officers as a group. Except as indicated, the persons named have sole voting and investment power with respect to all shares indicated as being beneficially owned by them. All percentages are rounded to the nearest tenth of a percent.

				Class B Non-Voting
	Class A Voting Common Stock			Common Stock
	Number of			Number of
	Shares			Shares
	and Nature of		Percent of	and Nature of		Percent of
	Beneficial		Common Stock	Beneficial		Common Stock
Name of Beneficial Owner	Ownership		Outstanding(1)	Ownership		Outstanding(2)

Michael A. Warehime	104,715	(3)(14)	35.9%	7,248	(4)	42.33%
Patricia A. Warehime
Carl E. Lee, Jr.	—		—	5,197	(5)	39.8%
Charles E. Good	53,175	(6)(14)	18,2%	3,819	(7)	30.3%
Peter P. Brubaker	—		—	656	(8)	6.6%
C. Peter Carlucci, Jr.	—		—	576	(9)	5.5%
John E. Denton	—		—	736	(10)	7.0%
Sally W. Yelland	49,740	(11)	17.1%	576	(12)	5.5%
Directors and all executive officers as a group (8 persons)	180,280	(13)	61.8%	18,808		76.0%

(1)	Based on 291,770 shares outstanding on October 15, 2010. There are no outstanding options to purchase shares of Class A Stock. For each shareholder, includes any shares that the shareholder has the right to acquire within 60 days of October 15, 2010.

(2)	Based on 9,874 shares outstanding on October 15, 2010. The number of shares of Class B Stock and the percent of the class in the table and these notes to the table have been calculated in accordance with Rule 13d-3 under the Exchange Act. The percentage calculations assume, on a stockholder by stockholder basis, that each stockholder has converted all options he or she owned that are convertible into Class B Stock at the option of the holder currently or within 60 days of October 15, 2010, and that none of the other stockholders has converted similar options. The numbers and percentages of shares owned assume that options that are currently exercisable or exercisable within sixty days of October 15, 2010 had been exercised.

(3)	Includes: 84,965 shares held directly by Michael A. Warehime for which his wife (Patricia A. Warehime) disclaims beneficial ownership; 7,350 shares held directly by Patricia A. Warehime for which her husband (Michael A. Warehime) disclaims beneficial ownership; 9,200 shares held by Warehime Enterprises, Inc. (“WEI”), which shares are deemed beneficially owned by WEI, Michael A. Warehime (for which his wife, Patricia A. Warehime disclaims beneficial ownership) and Charles E. Good; and 3,200 shares held by MAW Associates, LP (“MAW Associates”), which shares are deemed beneficially owned by MAW Associates, Michael A. Warehime, Patricia A. Warehime and Charles E. Good. Michael A. Warehime has an ownership interest in WEI and is the chairman and an executive officer of WEI. Charles E. Good is the Vice President, Secretary/Treasurer of WEI. Patricia A. Warehime is the sole member of the general partner of MAW Associates, and Michael A. Warehime is an executive officer of MAW Associates. Charles E. Good is the Vice President, Secretary/Treasurer of the general partner of MAW Associates. Charles E. Good has been delegated authority to exercise voting and investment power for the shares held by WEI and MAW Associates. The 3,200 shares held by MAW Associates are pledged as security on a term loan.

(4)	Includes: 6,992 shares which may be acquired upon exercise of options held by Michael A. Warehime for which his wife (Patricia A. Warehime) disclaims beneficial ownership and 256 shares which may be acquired upon exercise of options held by Patricia A. Warehime for which her husband (Michael A. Warehime) disclaims beneficial ownership.

(5)	Includes 2,025 shares held directly by Mr. Lee and his wife and 3,172 shares which may be acquired upon exercise of options.

(6)	Includes shares held indirectly by Mr. Good as follows: 14,950 shares held in irrevocable trusts for the benefit of Michael A.. Warehime’s daughter of which Mr. Good is a co-trustee, which shares are also deemed beneficially owned by the co-trustee Mrs. Yelland; 50 shares held in irrevocable trusts for the benefit of other Warehime family members of which Mr. Good is a co-trustee, which shares are also deemed beneficially owned by the co-trustee Michael C. Anderson; 25,775 shares held in trusts for the benefit of Michael A. Warehime and his daughters, which shares are deemed beneficially owned by the trusts and Mr. Good as sole trustee of each trust; and, 9,200 shares held by WEI, which shares are deemed beneficially owned by WEI, Michael A. Warehime (for which his wife, Patricia A. Warehime disclaims beneficial ownership) and Charles E. Good; and 3,200 shares held by MAW Associates, which shares are deemed beneficially owned by MAW Associates, Michael A. Warehime, Patricia A. Warehime and Charles E. Good. See footnote (3) above. The 3,200 shares held by MAW Associates are pledged as security on a term loan.

(7)	Includes 1,100 held directly by Mr. Good and his wife and 2,719 shares which may be acquired by the exercise of options.

(8)	Represents shares held directly by Mr. Brubaker and his wife.

(9)	Includes 576 shares which may be acquired upon exercise of options.

(10)	Includes 160 shares held directly by Mr. Denton and 576 shares which may be acquired upon exercise of options.

(11)	Includes 34,790 shares held directly by Mrs. Yelland and 14,950 shares held in irrevocable trusts for the benefit of Michael A. Warehime’s daughter of which Ms. Yelland is a co-trustee, which shares are also deemed beneficially owned by the co-trustee Charles E. Good.

(12)	Includes 576 shares which may be acquired upon exercise of options.

(13)	Includes 84,965 shares held directly by Michael A. Warehime; 7,350 shares held directly by Patricia A. Warehime; 9,200 shares held by WEI , which shares are deemed beneficially owned by WEI, Michael A. Warehime and Charles E. Good; 3,200 shares held by MAW Associates, which shares are deemed beneficially owned by MAW Associates, Michael A. Warehime, Patricia A. Warehime and Charles E. Good; 25,775 shares held in trusts for the benefit of Michael A. Warehime and his daughters, which shares are deemed beneficially owned the trusts and Charles E. Good as sole trustee of each trust; 14,950 shares held in irrevocable trusts for the benefit of Michael A. Warehime’s daughter for which Charles E. Good and Sally W. Yelland are co-trustees and deemed beneficial owners; 50 shares held in irrevocable trusts for the benefit of other Warehime family members for which Charles E. Good and Michael C. Anderson are co-trustees and deemed beneficial owners; and 34,790 shares held directly by Sally W. Yelland.

(14)	Michael A. Warehime, Patricia A. Warehime and Charles E. Good, in his capacity as trustee and officer of certain Warehime family trusts and entities, entered into a voting agreement with Lance. Pursuant to the terms of the voting agreement, Michael A. Warehime, Patricia A. Warehime and Charles E. Good agreed, among other things, to vote (or cause to be voted) certain shares of Snyder’s Class A Stock owned beneficially by each of them (i) in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby and (ii) against any action or agreement that would reasonably be expected to adversely affect the consummation of, or materially alter the terms of, the merger. As a result of the voting agreement, Michael A. Warehime, Patricia A. Warehime and Charles E. Good may be considered a “group” that beneficially owns 145,490 shares of Snyder’s Class A Stock, representing approximately 49.9% of the outstanding voting power of Snyder’s common shares as of July 21, 2010.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF SNYDER’S

The following are transactions in which Snyder’s was or is a party, in which the amount involved exceeded $120,000, and in which a director, director nominee, executive officer, holder of more than 5% of any class of Snyder’s common stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

As in prior years, Snyder’s has engaged in business transactions with MAW Associates, LP (“MAW Associates”), ARWCO Corporation (“ARWCO”), and Warehime Enterprise, Inc. (“WEI” and, together with MAW Associates and ARWCO, the “Businesses”), each of which provides financing to Snyder’s independent operators and distributors for the purchase of trucks and routes. Each of the Businesses and Snyder’s have entered into an agreement pursuant to which Snyder’s provides certain administrative services, including deducting loan payments from distributors’ weekly settlement and remitting the payments to the respective Business.

The following table sets forth (i) the outstanding aggregate amount of each Business’ loans to distributors, (ii) the aggregate amount of the loan payments collected by Snyder’s and paid to each Business, and (iii) the aggregate amount of management fee paid by each Business to Snyder’s during the fiscal years ended March 30, 2008, March 29, 2009 and March 28, 2010. The management fee paid by each Business is recalculated each year to reimburse Snyder’s for the actual costs it incurs to provide these services.

			Loan Payments Collected
			by Snyder’s and	Management Fees Paid
		Distributor Loans	Remitted	by Business to Snyder’s
Business	Year Ended	Outstanding ($)	to Business ($)	($)

MAW Associates	3/30/2008	9,847,386	1,165,641	23,145
	3/29/2009	33,736,203	1,537,526	71,123
	3/28/2010	42,455,666	5,229,663	95,978
ARWCO	3/30/2008	2,807,673	621,594	18,480
	3/29/2009	2,656,032	343,351	26,365
	3/28/2010	5,488,880	579,767	29,121
WEI	3/30/2008	4,639,476	821,598	23,370
	3/29/2009	4,365,728	975,982	38,372
	3/28/2010	6,939,458	993,420	33,786

In October 2008, MAW Associates required additional funding to continue the distributor loan program because it had exceeded the limit on its loan with its lender. Snyder’s loaned funds to MAW Associates at prime plus 200 basis points until March 2009, when MAW Associates obtained a new financing agreement with its lender. The balance on this loan varied from $110,000 to $4,040,000 when it was repaid in March 2009. Snyder’s charged MAW Associates a total of $7,851 for interest during the term of this loan. Currently, Snyder’s maintains a compensating balance of $2,000,000 in a demand deposit account with a financing institution to support a $30,000,000 term note and a $30,000,000 line of credit for MAW Associates.

Snyder’s believes that the transactions described above are no less favorable to Snyder’s than those available from an unrelated third party in an arms’ length transaction. In fact, Snyder’s has entered into a distributor financing program with a large, third-party lender, the terms of which are similar to those described above except that Snyder’s must guarantee the third-party lender’s loans to distributors.

The following persons have interests in the Businesses.

MAW Associates:  Patricia A. Warehime is the sole member of MAW, LLC. Her husband, Michael A. Warehime, is the President/CEO of MAW, LLC, and Charles E. Good is the Vice President, Secretary/Treasurer of MAW, LLC. Mr. Warehime and Mr. Good have authority to manage the affairs of MAW, LLC. Mrs. Warehime, Mr. Warehime and Mr. Good do not receive additional compensation for their roles with MAW, LLC.

MAW, LLC is the general partner of, and owns a 1% general partnership interest in, MAW Associates. Mr. Warehime is the President of MAW Associates. Each of Mr. and Mrs. Warehime’s three daughters owns 33% of the limited partnership interests in MAW Associates. None of Mrs. Warehime, Mr. Warehime or Mr. Good receives compensation from MAW Associates.

ARWCO:  Mr. Warehime is the President of ARWCO, and Mr. Good is Vice President, Secretary/Treasurer of ARWCO. The daughters of Mr. and Mrs. Warehime have the following ownership interests in ARWCO: Susan Rupp owns 11.1%, Katherine Mininger owns 11.1%, and a trust for the benefit of Elizabeth Warehime owns 11.1% (although Elizabeth Warehime has no voting control over the stock held in this trust, of which Mr. Good is the trustee). Mr. Warehime’s and Mrs. Yelland’s brother and sister-in-law, John and Patricia M. Warehime, own 30.3% of ARWCO. Mrs. Yelland’s son, Steven B. Yelland, owns 16.7% of ARWCO and is a director, and her daughter, Ann Adornetto, owns 16.7%.

WEI:  Mr. Warehime owns 52.7% of the stock of WEI, is its President and also serves as a Director. Mr. Good is the Vice President, Secretary/Treasurer of WEI. Mr. and Mrs. Warehime’s three daughters own an aggregate of 4.1% of WEI. Mrs. Yelland owns 13.6% of the stock. Mr. Warehime’s and Mrs. Yelland’s brother and sister-in-law, John and Patricia M. Warehime, own 16.9%. Michael D. Stick holds 0.7% of WEI. Mr. Stick is deemed to be a beneficial owner of more than 5% of the Class A voting common stock of Snyder’s and is Mr. Warehime’s and Mrs. Yelland’s cousin. Mr. Warehime received dividends from WEI in the amount of $28,668, $34,050 and $37,064 during fiscal years 2008, 2009 and 2010. Ms. Yelland received dividends from WEI in the amount of $11,751, $13,979 and $15,227 in fiscal years 2008, 2009 and 2010, respectively.

C. Peter Carlucci, Jr. is a member of Eckert Seamans Cherin & Mellott, LLC (“Eckert”), which has served as outside legal counsel to Snyder’s during the years ended December 31, 2007, 2008, 2009 and continues to serve in that capacity as of the date hereof. Snyder’s has paid Eckert the following amounts for legal fees and disbursements in the years calendar years ending 2007, 2008 and 2009, respectively: $214,999, $144,041 and $1,038,514. In the current calendar year, Snyder’s has paid Eckert approximately $228,561 in legal fees and disbursements, exclusive of costs associated with the proposed merger with Lance.

Mr. Carlucci’s son, C. Peter Carlucci, III, has been an employee of SOH Distribution Company, Inc. since January 8, 2001. His position is Zone Sales Manager, and his current salary is approximately $120,000. As of August 9, 2010, he will be employed by Snyder’s of Hanover Mfg., Inc. as a Business Development Manager, and his salary in this position is expected to be approximately $136,500.

Since 1989, Michael A. Warehime has had certain split dollar life insurance policy arrangements with Snyder’s, which he entered into as part of Snyder’s executive insurance program. Prior to June 30, 2010, Mr. Warehime paid part of the insurance premiums on five whole life insurance policies with an aggregate face value of $24,000,000, and Snyder’s paid the balance of the premiums. As of June 30, 2010, Snyder’s had paid $2,375,294 on these policies. Under this agreement, upon the death of Mr. Warehime or the termination of the agreement, Snyder’s will be paid an amount equal to the aggregate amount of the premiums that it has paid on the policy.

Proceeds from the split dollar life insurance arrangements may be payable to Mr. Warehime’s estate, subject to termination or modification of such arrangements to ensure compliance with the Sarbanes-Oxley Act.

SNYDER’S MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Information About Forward-Looking Statements

In the following Management’s Discussion and Analysis of Financial Condition and Results of Operations, words such as “expects,” “will,” “seek,” “continue,” “estimate,” “likely,” “anticipate,” “may,” “could,” “future” and other similar expressions, are intended to identify forward-looking information that involves risks and uncertainties. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Actual results and outcomes could differ materially as a result of important factors including, among other things, competition in the food industry, changes in Snyder’s top customer relationships, adulteration, misbranding or mislabeling of Snyder’s products and changes in consumer preferences, as well as other risks and uncertainties. Caution should be taken not to place undue reliance on Snyder’s forward-looking statements, which reflect the expectations of management only as of the time such statements are made. Snyder’s undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Management’s discussion and analysis of Snyder’s financial condition and results of operations are based upon consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Snyder’s to make estimates and judgments about future events that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Future events and their effects cannot be determined with absolute certainty. Therefore, management’s determination of estimates and judgments about the carrying values of assets and liabilities requires the exercise of judgment in the selection and application of assumptions based on various factors, including historical experience, current and expected economic conditions and other factors believed to be reasonable under the circumstances. Snyder’s routinely evaluates its estimates, including those related to customer returns and promotions, provisions for bad debts, inventory valuations, impairment of investments, useful lives of fixed assets, hedge transactions, intangible asset valuations, incentive compensation, income taxes, self-insurance, contingencies and legal proceedings. Actual results may differ from these estimates under different assumptions or conditions.

The following is a discussion and analysis of Snyder’s consolidated results of operations for years ended March 28, 2010, March 29, 2009 and March 30, 2008 and for the interim twelve-week periods ended June 20, 2010 and June 21, 2009 and its consolidated financial condition and liquidity and capital resources as of March 28, 2010 and March 29, 2009 and as of the twelve weeks ended June 20, 2010 and June 21, 2009. This discussion and analysis should be read in conjunction with Snyder’s audited consolidated financial statements for the full fiscal years 2010, 2009 and 2008 and the unaudited interim financial statements for the twelve weeks ended June 20, 2010 and June 21, 2009 and the related notes and other financial information contained elsewhere in this joint proxy statement/prospectus. In this discussion, “Snyder’s” refers to Snyder’s of Hanover, Inc. and its subsidiaries.

Executive Summary

Snyder’s fiscal year ended March 28, 2010 yielded strong growth in its core product line and record net income. Total net sales increased by $4.6 million as compared to the prior fiscal year. Snyder’s has seen successful expansion of its Grande® and Krunchers!® brands into new markets as well as strong performance of pretzels in the grocery channel. Net income increased by $3.3 million, or 14.7%, as compared to the prior year, despite a $5.8 million (net of tax) extraordinary charge for a pending litigation settlement, $2.9 million of fees associated with Snyder’s unsuccessful attempt to acquire a regional salty snack manufacturer and distributor in 2009, planned incremental investment in Snyder’s national “Share the Best” advertising campaign, and higher promotional spending. Favorable commodity prices throughout most of the fiscal year, lower fuel surcharges, higher utilization of Snyder’s manufacturing plants, as well as improved direct store delivery (“DSD”) execution, helped to offset these costs and drive higher profitability.

From an operational perspective, Snyder’s continued to focus on its core strategies in order to build upon its leadership position in the pretzel category, enhance the foundation for profitable growth and increase shareholder value. These core strategies include:

•	People — aligning and strengthening Snyder’s leaders and associates

•	DSD — improving DSD execution, retail coverage, profitability and customer satisfaction

•	Innovation — developing quality products and extending Snyder’s portfolio within its core competencies

•	Advertising — continuously building brand awareness and household penetration

•	Channel Development — developing strategic international markets and expanding foodservice/vending/convenience store coverage

•	Acquisitions — acquiring DSD distributors in key markets and/or brands to broaden and diversify the business

During the fiscal year ended March 28, 2010, Snyder’s accomplishments included:

•	Surpassing 40% market share in pretzels in U.S. supermarkets as measured by Information Research, Inc. (“IRI”) data.

•	Developing innovative, renewable plant-based packaging as well as compostable packaging as part of Snyder’s sustainability efforts.

•	Launching new packaging for Snyder’s Jays® potato chip line.

•	Restaging the EatSmart® and MultiGrain® product lines into Snyder’s Naturals® product line to position it for future growth.

•	Completing Snyder’s first national television campaign and increasing its advertising, including satellite radio, in order to support its core brands under the “Share the Best” campaign.

•	Enhancing Snyder’s sales infrastructure in order to provide better retail support.

•	Establishing a medical clinic exclusively for employees and their families in Hanover, PA.

•	Increasing pounds produced at Snyder’s manufacturing plants by 6.6 million pounds or 4%.

•	Shipping approximately 48% more cases of Krunchers!® product and approximately 91% more cases of Grande® product.

•	Experiencing a double-digit revenue increase in Snyder’s tortilla products due to the expansion of the Grande® product line.

During the fiscal year ended March 28, 2010, Snyder’s also experienced increased costs or declines in net sales as a result of these initiatives and other economic factors, as follows:

•	Snyder’s experienced a double-digit revenue decrease in its Naturals® product line as a result of restaging the product line during the year.

•	Overall, Snyder’s did not experience net sales growth in line with recent years due to lower acquisition activity, rationalization of products from previous acquisitions, and loss of certain partner brands.

•	Advertising costs to support Snyder’s core brands increased by over $0.9 million compared to the fiscal year ended March 29, 2009.

•	Snyder’s incurred $2.9 million in acquisition costs related to the unsuccessful attempt to acquire a regional manufacturer and distributor of salty snack foods.

•	Snyder’s promotional expenses were higher than anticipated due to the expansion efforts surrounding the Grande® and Krunchers!® brands.

Results of Operations

Fiscal Year Ended March 28, 2010 Compared to Fiscal Year Ended March 29, 2009

	Fiscal Year Ended
					Favorable/
	March 28, 2010		March 29, 2009		(Unfavorable)
	(In millions)

Net sales	$677.7	100.0%	$673.1	100.0%	$4.6	0.7%
Cost of sales	449.8	66.4%	457.6	68.0%	7.8	1.7%

Gross margin	227.9	33.6%	215.5	32.0%	12.4	5.7%
Selling, general and administrative	175.9	26.0%	176.1	26.2%	0.2	0.1%
Other (income) expense, net	(2.5)	−0.4%	1.8	0.3%	4.3	nm

Earnings before interest and taxes	54.5	8.0%	37.6	5.6%	16.8	44.7%
Interest expense, net	4.4	0.6%	3.1	0.5%	(1.3)	−42.3%
Income tax expense	18.5	2.7%	12.0	1.8%	(6.4)	−53.4%

Income before extraordinary item	$31.6	4.7%	$22.5	3.3%	$9.1	40.4%

Extraordinary item, net of tax	5.8	0.9%	—	0.0%	(5.8)	nm

Net income	$25.8	3.8%	$22.5	3.3%	$3.3	14.7%

nm = not meaningful

Net sales

Net sales from continuing operations for the fiscal year ended March 28, 2010 increased $4.6 million or approximately 0.7% compared to the fiscal year ended March 29, 2009.

As a percentage of total net sales, net sales by product category was as follows:

	Fiscal Year Ended
	March 28,	March 29,
	2010	2009

Branded	54.7%	55.0%
Non-branded	45.3%	45.0%

Total net sales	100.0%	100.0%

Branded net sales increased $0.6 million, or 0.2%, compared to the fiscal year ended March 29, 2009. Sales were primarily driven by strong supermarket pretzel sales and the expansion of the Grande® and Krunchers!® products into new geographical areas, offset by a decline in EatSmart® product net sales which resulted from the restaging of this product line. Snyder’s DSD distribution network represented approximately 82.9% of branded net sales for fiscal year ended March 28, 2010 and 78.5% for fiscal year ended March 29, 2009. DSD sales were driven by growth in the supermarket and mass merchandiser channels. Non-branded net sales, which represent third party brands distributed through Snyder’s DSD system, increased $4.0 million, or 1.3%, compared to fiscal year ended March 29, 2009, primarily related to growth from new partner brands and the expansion into new areas.

Gross Margin

Gross margin increased $12.4 million, or 5.7%, compared to fiscal year ended March 29, 2009. Gross margin as a percent of net sales improved to 33.6% in 2010 as compared to 32.0% in 2009. The increase in gross margin is attributable to (1) increases in pretzel production volume at the Hanover, PA and Goodyear, AZ locations; (2) increased production of the Grande® and Krunchers!® products at the Jeffersonville, IN plant; (3) improved production efficiencies at the Goodyear and Jeffersonville plants; and (4) the elimination of unprofitable business at the Jeffersonville plant. Commodity costs also were generally lower in 2010 as compared to 2009.

Selling, General and Administrative Expenses

In the fiscal year ended March 28, 2010, selling, general and administrative expenses decreased $0.2 million, or 0.1%, as compared to fiscal year ended March 29, 2009. Selling, general and administrative expenses as a percent of net sales improved to 26.0% in 2010 as compared to 26.2% in 2009. Decreases in fuel surcharges and other distribution related costs were partially offset by higher advertising expenses associated with Snyder’s “Share the Best” campaign and higher legal fees associated with a pending class-action litigation described below.

Other Expense/(Income), Net

During the fiscal year ended March 28, 2010, other (income) expense improved by $4.3 million primarily due to losses incurred in the fiscal year ended March 29, 2009 related to the disposition of assets, investments and other losses that did not recur in the current fiscal year.

Interest Expense, net

Net interest expense increased $1.3 million primarily due to lower interest income for the fiscal year ended March 28, 2010 on a lower base of investments as compared to fiscal year ended March 29, 2009.

Income Tax Expense

Snyder’s effective income tax rate was 35.5% in fiscal year ended March 28, 2010 as compared to 34.8% in fiscal year ended March 29, 2009. The increase in the income tax rate was primarily due to the adoption of new accounting pronouncements for uncertain tax positions and a decrease in available federal and state credits.

Extraordinary Item

Snyder’s incurred a $5.8 million charge, net of tax, during the fiscal year ended March 28, 2010 as a result of pending class-action litigation. Certain independent distributors have claimed they were misclassified and should have been considered employees of Snyder’s. See Note 19 in the accompanying financial statements for further details.

Fiscal Year Ended March 29, 2009 Compared to Fiscal Year Ended March 30, 2008

	Fiscal Year Ended
					Favorable/
	March 29, 2009		March 30, 2008		(Unfavorable )
	(In millions)

Net Sales	$673.1	100.0%	$593.4	100.0%	$79.7	13.4%
Cost of sales	457.6	68.0%	396.8	66.9%	(60.7)	−15.3%

Gross margin	215.5	32.0%	196.6	33.1%	19.0	9.6%
Selling, general and administrative	176.1	26.2%	160.5	27.0%	(15.6)	−9.7%
Other expense (income), net	1.8	0.3%	(0.1)	0.0%	(1.9)	nm

Earnings before interest and taxes	37.6	5.6%	36.2	6.1%	1.5	4.1%
Interest expense, net	3.1	0.5%	2.1	0.4%	(1.0)	−46.9%
Income tax expense	12.0	1.8%	12.0	2.0%	(0.1)	−0.7%

Net income	$22.5	3.3%	$22.1	3.7%	$0.4	1.9%

nm = not meaningful

Net sales

Net sales from continuing operations for the fiscal year ended March 29, 2009 increased $79.7 million, or approximately 13.4%, compared to the fiscal year ended March 30, 2008 primarily due to continued growth in pretzel sales and the full year impact of potato chip sales from Snyder’s acquisition of Jays® which occurred in December 2007.

As a percentage of total net sales, net sales by product category was as follows:

	Fiscal Year Ended
	March 29,	March 30,
	2009	2008

Branded	55.0%	51.8%
Non-branded	45.0%	48.2%

Total net sales	100.0%	100.0%

Branded net sales increased $63.0 million, or 20.5%, compared to fiscal year ended March 30, 2008, due to price increases and volume growth. Branded net sales was favorably impacted by the Jay’s acquisition in December 2007 and growth in the EatSmart® products as compared to fiscal year ended March 30, 2008. Non-branded net sales increased $16.7 million, or 5.8%, as a result of increased distribution of independent brands.

Gross Margin

Gross margin increased $19.0 million, or 9.6%, compared to fiscal year ended March 30, 2008. Gross margin as a percent of net sales decreased to 32.0% for the fiscal year ended March 29, 2009 as compared to 33.1% for the fiscal year ended March 30, 2008. Increased production in the Jeffersonville, IN plant and efficiency improvements at the Jeffersonville and Goodyear plants contributed to the increase in gross margin. This was offset by increased commodity costs per pound, particularly flour, oil and potatoes, for the fiscal year ended March 29, 2009 as compared to fiscal year ended March 30, 2008.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $15.6 million in the fiscal year ended March 29, 2009 as compared to fiscal year ended March 30, 2008. As a percentage of net sales, these expenses decreased from 27.0% in 2008 to 26.2% in 2009. The increase in expenses was primarily due to the full year impact of operating expenses related to the Jays® acquisition, the implementation of a new regional distribution center and higher fuel surcharges.

Other Expense/(Income), Net

During the fiscal year ended March 29, 2009, other expense increased by $1.9 million due to losses related to the disposition of assets, investments and other losses that did not occur in 2008.

Interest Expense, net

Net interest expense increased $1.0 million primarily due to the full year impact of the Senior Notes issued in June 2007. For more information about the Senior Notes, see the discussion under the heading “— Liquidity and Capital Resources — Debt” below.

Income Tax Expense

Snyder’s effective income tax rate was 34.8% for the fiscal year ended March 29, 2009 as compared to 35.1% in for the fiscal year ended March 30, 2008. The decrease was primarily due to increased utilization of federal and state tax credits as a result of increased net income.

Twelve Weeks Ended June 20, 2010 Compared to Twelve Weeks Ended June 21, 2009

	Twelve Weeks Ended
					Favorable/
	June 20, 2010		June 21, 2009		(Unfavorable)
	(In millions)

Net sales	$159.8	100.0%	$154.7	100.0%	$5.0	3.2%
Cost of sales	105.4	66.0%	105.8	68.4%	0.4	0.4%

Gross margin	54.4	34.0%	48.9	31.6%	5.5	11.2%
Selling, general and administrative	44.0	27.6%	40.0	25.8%	(4.0)	−10.1%
Other expense (income), net	0.6	0.4%	(1.1)	−0.7%	(1.7)	nm

Earnings before interest and taxes	9.8	6.1%	10.0	6.5%	(0.3)	−2.7%
Interest expense, net	1.1	0.7%	1.0	0.6%	(0.1)	−12.8%
Income tax expense	3.1	1.9%	3.1	2.0%	0.0	0.2%

Net income	$5.5	3.5%	5.9	3.8%	$(0.4)	−6.6%

nm = not meaningful

Net sales

Net sales from continuing operations for the twelve weeks ended June 20, 2010 increased $5.0 million, or approximately 3.2%, compared to the twelve weeks ended June 21, 2009 primarily due to the expansion of Snyder’s potato chip and tortilla branded products and the acquisition of the distribution assets of Texas Premium Foods, LLC and Shawnee Quality Snacks, LLC. Incremental net sales from this acquisition was approximately $1.7 million for the period from April 21, 2010 through June 20, 2010.

As a percentage of total net sales, net sales by product category was as follows:

	Twelve Weeks Ended
	June 20,	June 21,
	2010	2009

Branded	55.1%	54.0%
Non-branded	44.9%	46.0%

Total net sales	100.0%	100.0%

Branded net sales for the twelve weeks ended June 20, 2010 increased $4.4 million, or 5.4%, compared to the twelve weeks ended June 21, 2009. Sales of branded products through grocery stores, distributors and mass merchandiser channels generated growth across most product lines compared to twelve weeks ended June 21, 2009 primarily due to new product offerings and geographic expansion of the Grande® tortilla line and the Krunchers!® potato chip line. This growth was partially offset by a decrease in net sales from higher promotional spending associated with new product launches.

Snyder’s DSD system represented approximately 87.0% and 80.9% of branded net sales in the twelve weeks ended June 20, 2010 and June 21, 2009, respectively. The remainder consisted of branded net sales from distributors and direct shipments to customers. The increase in DSD branded net sales was due to continued sales growth in Snyder’s pretzel, Grande® tortilla and Krunchers!® chip product lines.

Gross Margin

Gross margin for the twelve weeks ended June 20, 2010 increased $5.5 million, or 11.2%, as compared to the twelve weeks ended June 21, 2009. Gross margin as a percent of net sales improved to 34.0% for the twelve weeks ended June 20, 2010 as compared to 31.6% for the twelve weeks ended June 21, 2009. The increase in gross margin was primarily due to lower input costs, as well as the favorable impact of higher overhead absorption at Snyder’s manufacturing facilities.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $4.0 million in the twelve weeks ended June 20, 2010 as compared to the twelve weeks ended June 21, 2009. As a percentage of net sales, these expenses increased from 25.8% for the twelve weeks ended June 21, 2009 to 27.6% for the twelve weeks ended June 20, 2010. Selling expenses increased due to higher expenses related to increases in personnel to support the enhanced sales infrastructure. Distribution expenses increased due to higher fuel costs and the acquisition of assets from Texas Premium Foods, LLC and Shawnee Quality Snacks, LLC. Administrative costs were higher due to increased depreciation from new promotional tracking software and higher medical claims.

Other Expense/(Income), Net

Other income decreased $1.7 million for the twelve weeks ended June 20, 2010 primarily as a result of a lower number of routes sold which generated a lower gain as compared to the twelve weeks ended June 21, 2009.

Interest Expense, net

Net interest expense for the twelve weeks ended June 20, 2010 was comparable to the twelve weeks ended June 21, 2009.

Income Tax Expense

Snyder’s effective income tax rate was 35.7% for the twelve weeks ended June 20, 2010 as compared to 34.2% for the twelve weeks ended June 21, 2009. The increase in the effective tax rate was the result of higher unfavorable permanent tax differences.

Liquidity and Capital Resources

Liquidity

Snyder’s principal liquidity requirements arise primarily from working capital requirements, capital expenditures, acquisitions, debt service and dividend payments. Liquidity represents Snyder’s ability to generate sufficient cash flows from operating activities to meet its obligations, as well as its ability to obtain appropriate financing. Therefore, liquidity cannot be considered separately from capital resources that consist primarily of current and potentially available funds for use in achieving Snyder’s objectives. As of March 28, 2010 and June 20, 2010, Snyder’s expected that sufficient liquidity would be available to enable it to meet these demands.

Operating Cash Flows

Net cash provided by operating activities was $43.6 million, $36.0 million and $29.1 million for the fiscal years ended March 28, 2010, March 29, 2009 and March 30, 2008, respectively. The increase in cash provided by operating activities from 2009 to 2010 was primarily due to lower receivables and inventories resulting from lower fourth quarter sales in the fiscal year ended March 28, 2010. The increase in cash provided by operating activities from 2008 to 2009 was primarily due to working capital improvements associated with the December 2007 acquisition of Jays® Foods partially offset by higher receivables due to increased sales.

Net cash provided by operating activities was $8.5 million in each of the twelve weeks ended June 20, 2010 and June 21, 2009. Increases in accounts receivable and inventory to fund the sales growth was partially offset by an increase in accounts payable and the collection of receivables from the sale of routes that existed at March 28, 2010.

Investing Cash Flows

Cash provided by investing activities for the fiscal year ended March 28, 2010 was $12.5 million. Cash used in investing activities was $2.6 million and $90.0 million for the fiscal years ended March 29, 2009 and

March 30, 2008, respectively. Proceeds from the sale of certain investment securities generated $16.5 million in 2010. This increase in cash was partially offset by a higher level of routes that were repurchased as compared to 2009. For the fiscal year ended March 29, 2009, capital expenditures of $14.3 million and purchases of marketable securities of $8.9 million were offset by proceeds from the sale of routes. In the fiscal year ended March 30, 2008, the primary use of cash included $57.9 million for the acquisition of two businesses, $25.7 million for capital expenditures and $31.3 million for the purchase of investments. These cash outflows were partially offset by proceeds from the sale of certain investments.

Cash used in investing activities was $12.4 million and $7.2 million for the twelve weeks ended June 20, 2010 and June 21, 2009, respectively. The higher use of cash for investing activities in 2010 is due to the acquisition of the distribution assets of Texas Premium Foods, LLC and Shawnee Quality Snacks, LLC in the amount of $8.2 million. This cash outlay was partially offset by lower capital expenditures as compared to the twelve weeks ended June 21, 2009, primarily due to the timing of certain projects.

Financing Cash Flows

Cash used in financing activities was $6.4 million and $19.7 million for the fiscal years ended March 28, 2010 and March 29, 2009, respectively. Snyder’s repurchased $13.0 million of stock during the fiscal year ended March 29, 2009. Outside of this transaction, the primary use of cash in each of the fiscal years relates to the payment of dividends and the repayment of debt. During the fiscal year ended March 30, 2008, Snyder’s generated $60.6 million from financing activities as a result of the issuance of the Senior Notes (which are described under the subheading “— Debt” below), partially offset by the repayment of certain debt.

Cash used in financing activities was $1.4 million and $1.1 million for the twelve weeks ended June 20, 2010 and June 21, 2009, respectively. Snyder’s paid higher dividends in 2010 as compared to 2009.

Debt

On June 12, 2007, Snyder’s issued and sold $100 million aggregate principal amount of its unsecured 5.72% Senior Notes due June 12, 2017 to several insurance companies. The terms of the Senior Notes also contain various events of default, including but not limited to those related to non-payment of principal, interest or fees; violations of certain covenants; and certain bankruptcy-related events. Interest is payable semi-annually in June and December. Proceeds were used for business acquisitions and the reduction of debt with various financial institutions. The entire principal amount of $100 million was outstanding at March 28, 2010 and June 20, 2010. Snyder’s was in compliance with all covenants as of March 28, 2010 and June 20, 2010.

Snyder’s maintains unsecured lines of credit with two financial institutions that require compliance with certain financial covenants. These lines of credit bear interest at the 30-day LIBOR rate plus incremental basis points ranging from 150 to 250. As of March 28, 2010 and June 20, 2010, Snyder’s had $0.2 million and $0.8 million, respectively, outstanding under these lines of credit. Unused and available borrowings under the lines of credit were $12.1 million and $11.5 million as of March 28, 2010 and June 20, 2010, respectively. Snyder’s was in compliance with all covenants as of March 28, 2010 and June 20, 2010.

Snyder’s also maintains several variable and two fixed rate term loans with financial institutions that require compliance with certain financial covenants. The variable rate term loans generally carry an interest rate that is based on the 30-day LIBOR rate plus incremental basis points ranging from 35 to 250 and mature from 2011 to 2018. The fixed rate loans bear interest at 5.25% and 5.13% and mature in 2012 and 2015, respectively. All loans, with the exception of one, are secured by Snyder’s short and long-term investments, business assets, real property located at Foxborough, MA, and notes receivable due from independent operators at a distributor subsidiary. As of March 28, 2010 and June 20, 2010, Snyder’s had $19.1 million and $18.3 million, respectively, outstanding under these term loans. Snyder’s was in compliance with all covenants as of March 28, 2010 and June 20, 2010.

Additional borrowings include various installment notes and capital leases in the amount of $0.1 million and $0.2 million at March 28, 2010 and June 20, 2010, respectively.

Snyder’s has outstanding letters of credit primarily associated with self-insurance reserves for workers compensation claims in the aggregate amount of $1.5 million and $1.4 million as of March 28, 2010 and June 20, 2010, respectively.

Contractual Obligations

Snyder’s leases certain facilities and equipment classified as operating leases. Snyder’s also has entered into agreements with suppliers for the purchase of certain ingredients, packaging materials and energy used in the production process. These agreements are entered into in the normal course of business and consist of agreements to purchase a certain quantity over a specified period of time. These purchase commitments range in length from a few weeks to twelve months.

Contractual obligations and commitments as of March 28, 2010 were:

	Payments Due by Period
	Total	< 1 year	1-3 years	3-5 years	Thereafter
	(In millions)

Purchase Commitments	$58.6	$56.5	$2.1	$—	$—
Debt	119.5	3.5	7.6	4.4	104.0
Interest	46.2	6.7	12.8	12.2	14.5
Operating Lease Obligations	24.5	8.5	10.8	4.2	1.0
Other Obligations(1)	6.1	6.1	—	—	—

Total Contractual Obligations	$254.8	$81.2	$33.3	$20.8	$119.5

(1)	consists primarily of employee benefit obligations

	Payments Due by Period
	Total	< 1 year	1-3 years	3-5 years	Thereafter
	(In millions)

Outstanding Letters of Credit	$1.5	$1.5	$—	$—	$—
Litigation Settlement	10.0	10.0	—	—	—

Total Commitments	$11.5	$11.5	$—	$—	$—

Because Snyder’s is uncertain as to if or when settlements may occur, this table does not reflect Snyder’s liability for gross unrecognized tax benefits of $1.7 million and related interest and penalties of $0.8 million related to uncertain tax positions. Details regarding this liability are presented in Note 9 to the consolidated financial statements included in this joint proxy statement/prospectus.

Purchase commitments increased from $58.6 million as of March 28, 2010, to $83.3 million as of June 20, 2010, due to varying contractual obligations primarily associated with major ingredients and packaging.

Off-Balance Sheet Arrangements

Snyder’s guarantees 1,161 loans made to independent sales distributors by a third-party financial institution and other related entities for the purchase of distribution routes and trucks. The maximum potential amount of future payments Snyder’s could be required to make under the guarantees is approximately $60.0 million as of March 28, 2010. Snyder’s guarantees are indirectly secured by the distribution routes and trucks. Snyder’s does not anticipate it is probable that it will be required to make material guarantee payments as a result of defaults on the bank loans guaranteed.

Related Party Transactions

Snyder’s is related to ARWCO Corporation, MAW Associates, LP and Warehime Enterprises, Inc. through common ownership. These entities provide financing to Snyder’s independent distributors for the purchase of trucks and routes. Snyder’s Chairman of the Board also serves as an officer and/or director of these entities.

Snyder’s relationship with these entities is described in more detail in this joint proxy statement/prospectus under the heading “Certain Relationships and Related Transactions of Snyder’s” beginning on page 160.

Snyder’s maintains a compensating balance of $2.0 million in a demand deposit account with a financing institution to support a $30.0 million Term Note and a $30.0 million Line of Credit for MAW Associates, LP. This amount has been recorded in other non-current assets in the consolidated balance sheet as of March 28, 2010.

Snyder’s has entered into employee shareholder agreements whereby Snyder’s has the option, or in certain circumstances is required, to repurchase stock for reasons that include the termination of employment or the death of a shareholder.

Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Snyder’s believes the following estimates and assumptions to be critical accounting estimates. Although these estimates are based on management’s best knowledge of current events and actions Snyder’s may undertake in the future, actual results could differ from those estimates.

Revenue Recognition

Snyder’s recognizes revenue on the sale of products, net of volume discounts, promotional allowances, shelf space fees and slotting fees, when the products are shipped and the buyer takes ownership and assumes risk of loss. Promotional allowances consist primarily of off-invoice allowances, trade advertising and coupon redemptions. Discounts taken by customers for early payment of invoices were $6.3 million and $5.8 million for the years ended March 28, 2010 and March 29, 2009, respectively, and are included in other expense in the consolidated statements of income.

Revenue for products sold through the DSD system is recognized when (1) the product is delivered to the retailer by a Snyder’s sales representative, who creates the invoice at time of delivery using a handheld computer or (2) the product is purchased by an independent distributor.

Revenue for products shipped directly to the customer from Snyder’s warehouse is recognized based on the shipping terms listed on the shipping documentation. Products shipped with terms FOB-shipping point are recognized as revenue at the time the shipment leaves Snyder’s warehouses.

Snyder’s allows certain customers to return products under agreed upon circumstances. Snyder’s records a returns allowance for damaged products and other products not sold by the expiration date on the product label. This allowance is estimated based on a percentage of sales returns using historical information.

Snyder’s records certain reductions to revenue for promotional allowances. There are several different types of promotional allowances such as off-invoice allowances and shelf space allowances. An off-invoice allowance is a reduction of the sales price that is directly deducted from the invoice amount. Snyder’s records the amount of the deduction as a reduction to revenue when the transaction occurs. Shelf space allowances are amortized during the year obtained and recorded as a reduction to revenue.

Allowance for Doubtful Accounts

The determination of the allowance for doubtful accounts is based on management’s estimate of uncollectible accounts receivable. Snyder’s records a general reserve based on analysis of historical data and the aging of accounts receivable. In addition, management records specific reserves for receivable balances that are considered at higher risk due to known facts regarding the customer. The allowance for doubtful accounts was $0.7 million at March 28, 2010 and March 29, 2009.

Self-Insurance Reserves

Snyder’s maintains reserves for the self-funded portions of employee medical insurance benefits. The employer’s portion of employee medical claims is limited by stop-loss insurance coverage each year to $0.2 million per person. At March 28, 2010 and March 29, 2009, the accruals for Snyder’s portion of medical insurance benefits were $1.8 million and $1.9 million, respectively. Claims payments based on actual claims ultimately filed could differ materially from this estimate.

Snyder’s maintains self-insurance reserves for workers’ compensation for individual losses of $0.3 million per occurrence, and up to a loss aggregate of $8.6 million. Snyder’s evaluates input from a third-party actuary in the estimation of the workers’ compensation insurance obligation on a semi-annual basis. In determining the ultimate loss and reserve requirements, Snyder’s uses various actuarial assumptions including projected compensation trends and discount rates. The actuary also uses historical information for claims frequency and severity in order to establish loss development factors. The accrual reserves were $2.4 million and $2.1 million for the fiscal years ended March 28, 2010 and March 29, 2009, respectively.

Impairment Analysis of Goodwill and Other Indefinite-Lived Intangible Assets

Snyder’s is required to test goodwill and indefinite lived intangible assets for impairment on at least an annual basis. The annual impairment analysis of goodwill and other indefinite-lived intangible assets requires Snyder’s to project future financial performance, including revenue and profit growth, capital expenditures and working capital investments, income tax rates and cost of capital. These projections rely upon historical performance, anticipated market conditions and forward-looking business plans. The analysis of goodwill and other indefinite-lived intangible assets for the fiscal year ended March 28, 2010 assumed a combined average annual revenue growth of approximately 5.7% during the valuation period. Significant investments in capital expenditures and working capital to support this growth are estimated and factored into the analysis. If the forecasted revenue growth is not achieved, the required investments in fixed assets and working capital could be reduced. Even with the excess fair value over carrying value, significant changes in assumptions or changes in conditions could result in a goodwill impairment charge in the future.

Snyder’s performed the required impairment test of goodwill and other intangible assets using multiple fair value techniques including a discounted cash flow analysis. During the fiscal year ended March 29, 2009, Snyder’s recorded a $0.7 million goodwill impairment charge related to an acquired business that was no longer part of Snyder’s distribution network. Snyder’s did not incur goodwill impairment for the fiscal year ended March 28, 2010 or the twelve weeks ended June 20, 2010.

Depreciation and Impairment of Fixed Assets

Depreciation of fixed assets is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives used in computing depreciation are based on estimates of the period over which the assets will provide economic benefits. Estimated lives are based on historical experience, maintenance practices, technological changes and future business plans. Depreciation expense was $17.8 million, $17.5 million and $16.9 million during the fiscal years ended March 28, 2010, March 29, 2009 and March 30, 2008, respectively. Changes in these estimated lives and increases in capital expenditures could significantly affect depreciation expense in the future.

Fixed assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability of fixed assets is evaluated by comparing the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If this comparison indicates that an asset’s carrying amount is not recoverable, an impairment loss is recognized, and the adjusted carrying amount is depreciated over the asset’s remaining useful life.

Equity-Based Incentive Compensation Expense

Determining the fair value of share-based awards at the grant date requires judgment, including estimating the expected term, expected stock price volatility, risk-free interest rate and expected dividends. Judgment is required in estimating the amount of share-based awards that are expected to be forfeited before vesting. Actual results may differ from these assumptions and projections, which could have a material impact on Snyder’s financial results.

Provision for Income Taxes

Snyder’s estimates valuation allowances on deferred tax assets for the portions that management does not believe will be fully utilized based on projected earnings and usage. Snyder’s effective tax rate is based on the level and mix of income of its separate legal entities, statutory tax rates and tax planning opportunities available in the various jurisdictions in which it operates. Significant judgment is required in evaluating tax positions that affect the annual tax rate. Unrecognized tax benefits for uncertain tax positions are established when, despite the fact that the tax return positions are supportable, management believes these positions may be challenged and the results are uncertain. Snyder’s adjusts these liabilities in light of changing facts and circumstances, such as the progress of a tax audit.

New Accounting Standards

See Note 2 to the consolidated financial statements included in this joint proxy statement/prospectus for a summary of new accounting standards.

SNYDER’S QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Snyder’s cash flows and earnings are subject to fluctuations resulting from changes in interest rates and commodity prices. Snyder’s manages the exposure to this market risk through internally established policies and procedures and, when deemed appropriate, through the use of derivative financial instruments. Snyder’s policy does not allow speculation in derivative instruments for profit or execution of derivative instrument contracts for which there are no underlying exposures. Snyder’s does not use financial instruments for trading purposes and is not a party to any leveraged derivatives.

Snyder’s is exposed to commodity price risk related to forecasted purchases of commodities. Snyder’s uses derivatives, with terms of no more than one year, to hedge price fluctuations related to a portion of anticipated commodity purchases, primarily for wheat. Snyder’s had 173 wheat hedge contracts outstanding at March 28, 2010 with a face value of $4.9 million. A 10% decline in the market rate of wheat would not have significantly impacted cost of goods sold during the fiscal years ended March 28, 2010 and March 29, 2009 or in the twelve weeks ended June 20, 2010.

Snyder’s interest rate risk management strategy is to stabilize cash flow requirements by maintaining interest rate swap contracts to convert variable-rate debt to a fixed rate. See Note 11 to the consolidated financial statements for further information related to Snyder’s interest rate swap agreements. While these interest rate swap agreements fixed a portion of the interest rate at a predictable level, pre-tax interest expense would have been $0.6 million lower without these swaps during the fiscal year ended March 28, 2010. Including the effects of the interest rate swap agreements, the weighted average interest rates for fiscal years ended March 28, 2010 and March 29, 2009 were 5.60% and 5.53%, respectively. A 10% increase in the variable interest rate would not have significantly impacted interest expense during the fiscal years ended March 28, 2010 and March 29, 2009 or in the twelve weeks ended June 20, 2010.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined balance sheet as of June 26, 2010 combines the historical consolidated balance sheets of Lance as of June 26, 2010 and of Snyder’s as of June 20, 2010 and gives effect to the merger as if it had been completed on June 26, 2010.

The unaudited pro forma condensed combined statement of income for the fiscal year ended December 26, 2009 gives effect to the merger as if it had been completed on December 28, 2008, the first day of Lance’s 2009 fiscal year. Lance’s audited consolidated statement of income for the fiscal year ended December 26, 2009 has been combined with Snyder’s audited consolidated statement of income for the fiscal year ended March 28, 2010.

The unaudited pro forma condensed combined statement of income for the six months ended June 26, 2010 combines the historical consolidated statement of income of Lance for the six months ended June 26, 2010 and Snyder’s 12-week quarter ended March 28, 2010 and 12-week quarter ended June 20, 2010 adjusted to reflect a comparable 26-week period, and gives effect to the merger as if it had been completed on December 28, 2008, the first day of Lance’s 2009 fiscal year. See Note 2, Basis of Presentation, to the unaudited pro forma condensed combined financial statements for the calculation of Snyder’s comparable 26-week period.

The historical consolidated financial statement information has been adjusted to give pro forma effect to events that are (i) directly attributable to the merger, (ii) factually supportable and (iii) with respect to the statements of income, expected to have a continuing impact on the combined results. All pro forma financial statements use Lance’s period-end dates and no adjustments were made to Snyder’s information for its different period-end dates, unless otherwise noted.

Although management of Lance and Snyder’s consider the merger to be a “merger of equals,” the merger will be accounted for as a business combination under the acquisition method of accounting and Lance is the deemed accounting acquirer and Snyder’s is the deemed accounting acquiree. The unaudited pro forma condensed combined financial statements were prepared in accordance with the regulations of the SEC. The pro forma adjustments reflecting the completion of the merger are based upon the acquisition method of accounting in accordance with ASC 805 and upon the assumptions set forth in the notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined balance sheet has been adjusted to reflect the preliminary allocation of the estimated purchase price to identifiable net assets acquired including an amount for goodwill representing the difference between the purchase price and the fair value of the identifiable net assets. The estimated purchase price was calculated based upon the closing price for Lance common stock on September 17, 2010 ($21.69) and reduced by the full effect of the special dividend of $3.75 per share. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis of the fair value of Snyder’s assets and liabilities. In addition, the estimated purchase price itself is preliminary and will be adjusted based upon the price per share of Lance common stock on the date the merger is completed and an adjustment to the exchange ratio as provided in the merger agreement. Accordingly, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments.

The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been a single company during the periods presented or the results that the combined company will experience after the merger is completed. The unaudited pro forma condensed combined financial statements do not give effect to the potential impact of current financial conditions, regulatory matters or any anticipated synergies, operating efficiencies or cost savings that may be associated with the merger. These financial statements also do not include any integration costs, or estimated future transaction costs, except for fixed contractual transaction costs, that the companies may incur related to the merger as part of combining the operations of the companies.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the financial information appearing under “Selected Historical Financial Data of Lance” beginning on page 12 and “Selected Historical Financial Data of Snyder’s” beginning on page 14 as well as (i) Lance’s historical consolidated financial statements and accompanying notes in its Annual Report on Form 10-K as of and for the year ended December 26, 2009 and Quarterly Reports on Form 10-Q as of and for the three months ended March 27, 2010 and as of and for the three months ended June 26, 2010 and (ii) Snyder’s audited and unaudited consolidated financial statements and accompanying notes, which are attached at the end of the joint proxy statement/prospectus beginning on page FS-1.

LANCE AND SNYDER’S

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 26, 2010
(In thousands)

						Pro Forma		Pro Forma
	Lance	Snyder’s	Reclassifications			Adjustments		Combined
	As of June 26,	As of June 20,
	2010	2010

ASSETS
Current assets
Cash and cash equivalents	$7,015	$61,066		$—		$(41,440	)(J)	$26,641
Short-term investments	—	27,380		—		(27,380	)(K)	—
Accounts receivable, net	92,401	57,416		—		(1,767	)(L)	148,050
Inventories, net	56,209	37,551		—		—		93,760
Deferred income tax assets	—	11,202		5,701	(C)	—		16,903
Other current assets	22,425	3,036		(9,167	)(C)(D)	—		16,294

Total current assets	178,050	197,651		(3,466)		(70,587)		301,648

Fixed assets, net	220,168	94,370		—		—		314,538
Long-term investments	—	16,285		—		(1,800	)(M)	14,485
Goodwill, net	91,464	42,600		—		207,137	(N)	341,201
Other intangible assets, net	34,798	29,941		—		340,000	(O)	404,739
Other noncurrent assets	5,807	9,504		—		—		15,311

Total assets	$530,287	$390,351		$(3,466)		$474,750		$1,391,922

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$29,738	$21,457	$			$(1,767	)(L)	$49,428
Other payables and accrued liabilities	56,007	36,824		(3,466	)(D)	7,719	(P)	97,084
Lines of credit	—	772		—				772
Current portion of long-term debt	—	3,329		—				3,329

Total current liabilities	85,745	62,382		(3,466)		5,952		150,613

Long-term debt	116,000	115,197		—		71,881	(Q)	303,078
Deferred income tax liabilities	37,237	8,126		—		113,885	(R)	159,248
Other noncurrent liabilities	14,470	1,543		—		—		16,013

Total liabilities	253,452	187,248		(3,466)		191,718		628,952

Commitments and contingencies	—	—		—		—		—
Stockholders’ equity
Common stock of Lance	27,007	—		—		27,292	(S)	54,299
Class A common stock of Snyder’s	—	29,177		—		(29,177	)(T)	—
Class B common stock of Snyder’s	—	980		—		(980	)(T)	—
Additional paid-in capital	60,750	7,699		—		594,617	(U)	663,066
Retained earnings	177,511	167,571		—		(311,933	)(V)	33,149
Accumulated other comprehensive income	11,567	(3,213)		—		3,213	(W)	11,567

Total stockholders’ equity	276,835	202,214		—		283,032		762,081
Noncontrolling interests	—	889		—		—		889

Total equity	276,835	203,103		—		283,032		762,970

Total liabilities and equity	$530,287	$390,351		$(3,466)		$474,750		$1,391,922

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma reclassifications and adjustments are explained in Note 6 and Note 8, respectively.

LANCE AND SNYDER’S

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
FOR THE FISCAL YEAR ENDED DECEMBER 26, 2009
(In thousands, except per share data)

	Lance	Snyder’s
	Year Ended	Year Ended			Pro Forma		Pro Forma
	Dee. 26, 2009	Mar. 28, 2010	Reclassifications		Adjustments		Combined

Net revenue	$918,163	$677,675	$(6,325	)(A)	$(28,358	)(E)	$1,561,155
Cost of sales	547,991	449,805	(2,755	)(A)	(28,358	)(E)	966,683

Gross margin	370,172	227,870	(3,570)		—		594,472
Selling general and administrative	310,588	175,866	—		5,300	(F)	491,754
Other expense/(income), net	1,774	(2,459)	6,430	(A)(B)	—		5,745

Income before interest and income taxes	57,810	54,463	(10,000)		(5,300)		96,973
Interest expense, net	3,351	4,399	—		2,950	(G)	10,700

Income before income taxes	54,459	50,064	(10,000)		(8,250)		86,273
Income tax expense	18,665	18,464	(4,227	)(B)	(2,888	)(H)	30,014

Net income before extrordinary item	35,794	31,600	(5,773)		(5,362)		56,259
Extraordinary item, net of tax	—	5,773	(5,773	)(B)	—		—

Consolidated net income	35,794	25,827	—		(5,362)		56,259
Less: Net income/(loss) attributable to noncontrolling interests	—	(421)	—		—		(421)

Net income attributable to shareholders	$35,794	$26,248	$—		$(5,362)		$56,680

Basic earnings per share	$1.13	$87.30					$0.88
Diluted earnings per share	$1.11	$83.68					$0.85
Weighted average shares outstanding — basic	31,565	301					64,210	(I)
Weighted average shares outstanding — diluted	32,384	314					66,435	(I)

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma reclassifications and adjustments are explained in Note 6 and Note 7, respectively.

LANCE AND SNYDER’S

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
FOR THE SIX MONTHS ENDED JUNE 26, 2010
(In thousands, except per share data)

					Pro Forma		Pro Forma
	Lance	Snyder’s	Reclassifications		Adjustments		Combined

Net revenue	$457,034	$338,877	$(2,984	)(A)	$(18,515	)(E)	$774,412
Cost of sales	276,048	223,017	(1,035	)(A)	(18,515	)(E)	479,515

Gross margin	180,986	115,860	(1,949)		—		294,897
Selling, general and administrative	158,101	91,250	—		2,650	(F)	252,001
Other expense/(income), net	3,785	(2,287)	(1,949	)(A)	—		(451)

Income before interest and income taxes	19,100	26,897	—		(2,650)		43,347
Interest expense, net	1,722	2,260	—		1,475	(G)	5,457

Income before income taxes	17,378	24,637	—		(4,125)		37,890
Income tax expense	5,874	9,125	—		(1,444	)(H)	13,555

Consolidated net income	11,504	15,512	—		(2,681)		24,335
Less: Net income/(loss) attributable to noncontrolling interests	—	(113)	—		—		(113)

Net income attributable to shareholders	$11,504	$15,625	$—		$(2,681)		$24,448

Basic earnings per share	$0.36	$51.81					$0.38
Diluted earnings per share	$0.36	$49.81					$0.37
Weighted average shares outstanding — basic	31,868	302					64,513	(I)
Weighted average shares outstanding — diluted	32,370	314					66,326	(I)

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma reclassifications and adjustments are explained in Note 6 and Note 7, respectively.

LANCE AND SNYDER’S

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Description of Transaction:

On July 21, 2010, Lance and Snyder’s entered into the merger agreement providing for the merger of Snyder’s with a wholly-owned subsidiary of Lance, with Snyder’s as the surviving subsidiary. The merger is expected to result in Snyder’s stockholders and Lance stockholders holding approximately 50.1% and 49.9%, respectively, of the combined company. In connection with the merger, Lance will change its name to Snyder’s-Lance, Inc.

Upon completion of the merger, each outstanding share of Snyder’s common stock will be converted into the right to receive 108.25 shares of Lance common stock. Based on the closing price of Lance’s common stock on September 17, 2010 and reduced by the full effect of the special dividend of $3.75, the consideration to be received by Snyder’s shareholders in the merger has a value of approximately $1,942.01 per share of Snyder’s, or approximately $626.0 million in the aggregate. Each outstanding option to purchase shares of Snyder’s common stock will be converted into an option to purchase Lance common stock at the same exchange ratio on the same terms and conditions as were in effect immediately prior to the completion of the merger. Additionally, prior to the closing of the merger, Lance will declare a cash dividend in the amount of $3.75 per share of Lance common stock issued and outstanding on the record date. The dividend will be payable only to holders of Lance common stock on the record date, which will be prior to the merger. Payment of the dividend will be contingent on the consummation of the merger. The fair value of Snyder’s adjusted options, whether vested or unvested, will be recorded as part of the purchase consideration transferred, as detailed in Note 4, Estimate of Consideration Expected to be Transferred, to the extent that pre-acquisition services have been rendered. The remainder of the fair value of the unvested options will be recorded as compensation expense over the future vesting period in the periods following the merger completion date.

The completion of this merger depends on a number of conditions being satisfied or where legally permissible, waived. These conditions include, among others, the approval of Snyder’s shareholders of the merger, approval of the Lance shareholders for the issuance of Lance common stock in order to consummate the merger, the receipt of all necessary regulatory approvals under antitrust laws, the accuracy of representations and warranties made by parties in the merger agreement and performance by the parties of their obligations under the merger agreement. The merger is currently expected to close during the fourth quarter of 2010.

Additional sources of borrowings are expected to be secured to fund the special dividend of $3.75 per share of Lance common stock, the incremental expenses related to the change-in-control provisions of Lance’s equity and incentive plans, and the estimated merger related transaction costs, after the utilization of available cash and short-term investments, and provide appropriate sources of liquidity for the combined company after the merger. As a result, total debt obligations are expected to increase by $67.0 million upon the completion of the merger. Lance expects to negotiate and secure a new credit facility prior to the closing of the merger for the purpose of borrowing these funds. The expected terms of the new credit facility are described under “The Merger — Financing Commitment Letter” beginning on page 68.

2.	Basis of Presentation:

The merger will be accounted for under the acquisition method of accounting in accordance with ASC Topic 805-10, “Business Combinations — Overall” (“ASC 805-10”). Lance will account for the transaction by using Lance’s historical information and accounting policies and adding the assets and liabilities of Snyder’s as of the completion date of the merger at their respective fair values. Pursuant to ASC 805-10, under the acquisition method, the total estimated purchase price (consideration transferred) as described in Note 4, Estimate of Consideration Expected to be Transferred, will be measured at the closing date of the merger using the market price of Lance common stock at that time. Therefore, this may result in a per share equity value that is different from that assumed for purposes of preparing these unaudited pro forma condensed

LANCE AND SNYDER’S

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

combined financial statements. The assets and liabilities of Snyder’s have been measured based on various preliminary estimates using assumptions that Lance management believes are reasonable utilizing information currently available. Use of different estimates and judgments could yield materially different results. Because of antitrust regulations, there are limitations on the types of information that can be exchanged between Lance and Snyder’s at this current time. Until the merger is completed, Lance will not have complete access to all relevant information.

The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows and developing appropriate discount rates. The excess of the purchase price (consideration transferred) over the estimated amounts of identifiable assets and liabilities of Snyder’s as of the effective date of the merger will be allocated to goodwill in accordance with ASC 805-10. The purchase price allocation is subject to finalization of Lance’s analysis of the fair value of the assets and liabilities of Snyder’s as of the effective date of the merger. Accordingly, the purchase price allocation in the unaudited pro forma condensed combined financial statements is preliminary and will be adjusted upon completion of the final valuation. Such adjustments could be material.

For purposes of measuring the estimated fair value of the assets acquired and liabilities assumed as reflected in the unaudited pro forma condensed combined financial statements, Lance used the guidance in ASC Topic 820-10, “Fair Value Measurement and Disclosure — Overall” (“ASC 820-10”), which established a framework for measuring fair values. ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Market participants are assumed to be buyers and sellers in the principal (most advantageous) market for the asset or liability. Additionally, under ASC 820-10, fair value measurements for an asset assume the highest and best use of that asset by market participants. As a result, Lance may be required to value assets of Snyder’s at fair value measures that do not reflect Lance’s intended use of those assets. Use of different estimates and judgments could yield different results.

Under ASC 805-10, acquisition-related transaction costs (e.g., investment banker, advisory, legal, valuation, and other professional fees) and certain acquisition restructuring and related charges are not included as a component of consideration transferred but are required to be expensed as incurred. The unaudited pro forma condensed combined balance sheet reflects $13 million of anticipated acquisition-related transaction costs of both companies as a reduction of cash with a corresponding decrease in retained earnings. These costs are not presented in the unaudited pro forma condensed combined statements of income because they will not have a continuing impact on the combined results.

The unaudited pro forma condensed combined financial statements do not reflect the expected realization of $30 million in synergies by the end of the second year following the merger. These synergies are expected to include incremental revenue and reductions in selling, general and administrative expenses, reductions in raw materials costs, as well as distribution efficiencies. Although Lance management expects that costs savings will result from the merger, there can be no assurance that these cost savings will be achieved. The unaudited pro forma condensed combined financial statements also do not reflect estimated restructuring and integration charges associated with the expected cost savings. Such restructuring and integration charges will be expensed in the appropriate accounting periods following the completion of the merger.

The unaudited pro forma condensed combined balance sheet does not reflect any adjustments for differences in dividend policies between Lance and Snyder’s.

The unaudited pro forma condensed combined statement of income for the six months ended June 26, 2010 combines the historical consolidated statements of income of Lance for the six months ended June 26, 2010 and Snyder’s 12-week quarter ended March 28, 2010 and 12-week quarter ended June 20, 2010 adjusted to reflect a comparable 26-week period, and gives effect to the merger as if it had been completed on

LANCE AND SNYDER’S

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

December 28, 2008, the first day of Lance’s 2009 fiscal year. The following schedule reflects how Snyder’s consolidated statement of income was derived for the 26-week period ended June 20, 2010 as presented in the unaudited pro forma condensed combined statement of income.

			Pro Forma(1)	Pro Forma(2)	Pro Forma(3)
	12 Weeks Ended	12 Weeks Ended	13 Weeks Ended	13 Weeks Ended	26 Weeks Ended
	March 28, 2010	June 20, 2010	March 28, 2010	June 20, 2010	June 20, 2010
	(In thousands)

Net sales	153,056	159,753	165,811	173,066	338,877
Cost of goods sold	100,460	105,402	108,832	114,185	223,017

Gross margin	52,596	54,351	56,979	58,881	115,860
Selling, general and administrative	40,218	44,014	43,569	47,681	91,250
Other/(income) expense, net	(2,693)	581	(2,917)	630	(2,287)

Income before interest and income taxes	15,071	9,756	16,327	10,570	26,897
Interest expense, net	959	1,128	1,039	1,221	2,260

Income before income taxes	14,112	8,628	15,288	9,349	24,637
Income tax expense	5,342	3,081	5,787	3,338	9,125

Net income	8,770	5,547	9,501	6,011	15,512
Less: Net income/(loss) attributable to noncontrolling interests	(76)	(29)	(82)	(31)	(113)

Net income attributable to shareholders	8,846	5,576	9,583	6,042	15,625

(1)	In order to convert Snyder’s twelve-week period into a comparable thirteen-week quarter, we divided the 12 Weeks Ended March 28, 2010 by 12 weeks, and multiplied it by 13 weeks.

(2)	In order to convert Snyder’s twelve-week period into a comparable thirteen-week quarter, we divided the 12 Weeks Ended June 20, 2010 by 12 weeks, and multiplied it by 13 weeks.

(3)	Equals the sum of the 13 Weeks Ended March 28, 2010 and 13 Weeks Ended June 20, 2010.

3.	Accounting Policies:

Upon completion of the merger, Lance will perform a detailed review of Snyder’s accounting policies. As a result of that review, Lance may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the consolidated financial statements of the combined company. At this time, Lance is not aware of any significant accounting policy differences.

LANCE AND SNYDER’S

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

4.	Estimate of Consideration Expected to be Transferred:

The following is a preliminary estimate of consideration expected to be transferred to effect the acquisition of Snyder’s:

	Conversion	Estimated
	Calculation	Fair Value
		(In thousands)

Number of shares of Snyder’s common stock outstanding as of June 20, 2010	301,568
Multiplied by Lance’s closing price as of September 17, 2010 ($21.69) and reduced by the full effect of the special dividend of $3.75 per share, multiplied by the exchange ratio of 108.25	$1,942.01	$585,648

Fair value of the vested and unvested stock options pertaining to pre-merger service to be issued to replace existing grants at closing(a)		$40,360

Estimate of consideration expected to be transferred(b)		$626,008

(a)	Represents the fair value of Snyder’s stock options for pre-merger services. ASC 805-10 requires that the fair value of replacement awards attributable to pre-merger service be included in the consideration transferred. The fair value of Lance equivalent stock options was estimated as of September 17, 2010 to be $40.4 million using the Black-Scholes valuation model utilizing the assumptions noted below.

Assumptions used for the valuation of Snyder’s stock options:

Stock price, reduced by the full effect of the special dividend of $3.75	$17.94
Post-conversion exercise price	$1.22 - $8.96
Average expected volatility	35.97%
Expected dividend yield	3.57%
Average risk-free interest rate	1.09%
Weighted average expected life	3.8 years
Black-Scholes weighted average value per option	$12.67

The expected volatility of the Lance stock price is based on average historical volatility which is based on observations and a duration consistent with the expected life assumption. The weighted average expected life of the option is calculated using the simplified method by using the vesting term of the option and the option expiration date. The risk-free interest rate is based on U.S. treasury securities with maturities equal to the expected life of the option.

(b)	The estimated consideration expected to be transferred reflected in these unaudited pro forma condensed combined financial statements does not purport to represent what the actual consideration transferred will be when the merger is completed. In accordance with ASC 805-10, the fair value of equity securities issued as part of the consideration transferred will be measured on the closing date of the merger at the then-current market price. This requirement will likely result in a per share equity component different from the $17.94 assumed in these unaudited pro forma condensed combined financial statements and that difference may be material. Assuming a $1.00 change in Lance’s closing common stock price, the estimated consideration transferred would increase or decrease by approximately $35.7 million, which would be reflected in these unaudited pro forma condensed combined financial statements as an increase or decrease to goodwill. Based on the recent stock history of Lance’s common stock price, as well as the impact of the $3.75 special dividend, Lance believes that the stock price could fluctuate by as much as 20% per share, which would result in a corresponding increase or decrease in goodwill of approximately $128.1 million.

LANCE AND SNYDER’S

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

5.	Estimate of the Assets to be Acquired and Liabilities to be Assumed:

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by Lance in the merger, reconciled to the estimate of consideration expected to be transferred:

(In thousands)

Book value of net assets acquired at June 20, 2010	$202,214
Less: Snyder’s historical other intangible assets	(29,941)
Less: Snyder’s historical goodwill	(42,600)

Adjusted book value of net assets acquired	$129,673

Adjustments to:
Long-term investments	(1,800)
Identifiable intangible assets	369,941
Long-term debt	(4,881)
Deferred income tax liabilities	(116,662)
Contingencies	—
Goodwill	249,737

Total adjustments	$496,335

Estimate of consideration expected to be transferred	$626,008

The following is a discussion of the adjustments made to Snyder’s assets and liabilities in connection with the preparation of these unaudited pro forma condensed combined financial statements.

Fixed assets:  As of the effective time of the merger, fixed assets are required to be measured at fair value, unless those assets are classified as held-for-sale on the acquisition date. The acquired assets can include assets that are not intended to be used or sold, or that are intended to be used in a manner other than their highest and best use. Lance does not have sufficient information at this time as to the specific types, nature, age, condition or location of these assets, nor does it know the appropriate valuation premise, as the valuation premise requires a certain level of knowledge about the assets being evaluated as well as a profile of the associated market participants. All of these elements can cause differences between fair value and net book value.

Long-term investments:  As of the effective time of the merger, investments are required to be measured at fair value. Based on preliminary due diligence and information from third parties, Lance estimated that the fair value adjustment to decrease the value of long-term investments would approximate $1.8 million. The estimate of fair value is preliminary and subject to change and could vary materially from the actual adjustment on the closing date.

Identifiable intangible assets:  As of the effective time of the merger, identifiable intangible assets are required to be measured at fair value and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma condensed combined financial statements, it is assumed that all assets will be used and that all assets will be used in a manner that represents the highest and best use of those assets, but it is not assumed that any market participant synergies will be achieved. The consideration of synergies has been excluded because they are not considered to be factually supportable, which is a required condition for these pro forma adjustments.

The fair value of identifiable intangible assets is determined primarily using the “income approach,” which requires an estimate or forecast of all the expected future cash flows either through the use of the relief-from-royalty method or the multi-period excess earnings method.

LANCE AND SNYDER’S

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

At this time, Lance does not have sufficient information as to the amount, timing and likelihood of cash flows for the purposes of valuing the identifiable intangible assets. Some of the more significant assumptions inherent in the development of intangible asset values, from the perspective of a market participant, include: the amount and timing of projected future cash flows (including revenue, cost of sales, sales and marketing expenses, and working capital/contributory asset charges); the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset’s life cycle and the competitive trends impacting the asset, as well as other factors. However, for purposes of these unaudited pro forma condensed combined financial statements, Lance used public information on other comparable acquisition transactions to estimate the fair value of the identifiable intangible assets (in thousands) and their weighted-average useful lives (in years) estimated as follows:

		Weighted-Average
	Estimated	Estimated
	Fair Value	Useful Life

Trademarks (indefinite-lived)	$260,000	N/A
Purchased routes (indefinite-lived)	24,609	N/A
Customer relationships (definite-lived)	80,000	15
Other intangible assets (definite-lived)	5,332	1-10

	$369,941

The annual impact of the incremental amortization expense is estimated to be $5.3 million per year following the merger.

These preliminary estimates of fair value and estimated useful life will likely be different from the final acquisition accounting, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial statements. A 20% change in the valuation of definite-lived intangible assets would cause a corresponding $1.1 million increase or decrease in amortization during the first year following the merger. Once Lance has full access to the specifics of Snyder’s intangible assets, additional insight will be gained that could impact: (i) the estimated total value assigned to intangible assets, (ii) the estimated allocation of value between definite-lived and indefinite-lived intangible assets and/or (iii) the estimated weighted-average useful life of each category of intangible assets. The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may become known to Lance only upon access to additional information and/or by changes in such factors that may occur prior to the effective time of the merger.

Long-term debt:  As of the effective time of the merger, debt is required to be measured at fair value. The estimated fair value of long-term debt is disclosed in Snyder’s historical financial statements for the twelve weeks ended June 20, 2010, which is included elsewhere in this joint proxy statement/prospectus, and this disclosure is the basis for the $4.9 million adjustment to increase long-term debt. The ultimate adjustment for the fair value of debt may vary significantly at the merger completion date based on market conditions at that time.

Deferred income tax liabilities:  As of the effective time of the merger, adjustments will be made for deferred taxes as part of the accounting for the acquisition. The $113.9 million deferred tax adjustment reflects the estimated deferred tax liability impact of the acquisition on the balance sheet, primarily related to estimated fair value adjustments for acquired intangible assets, and the deferred tax impact of Lance’s vested employee benefit plans as a result of the change-in-control provisions . For purposes of these pro forma financial statements, deferred taxes are provided at the 35% U.S. federal statutory income tax rate. This rate does not reflect Lance’s effective tax rate, which includes other tax items, such as state taxes, as well as other tax charges or benefits, and does not take into account any historical or possible future tax events that may impact the combined company. When the merger is completed and additional information becomes available, it is likely the applicable income tax rate will change. See Note 8, Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, Item R.

LANCE AND SNYDER’S

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

Contingencies:  As of the effective time of the merger, except as specifically precluded by GAAP, contingencies are required to be measured at fair value, if the acquisition date fair value of the asset or liability arising from a contingency can be determined. If the acquisition date fair value of the asset or liability cannot be determined, the asset or liability would be recognized at the acquisition date if both of the following criteria were met: (i) it is probable that an asset existed or that a liability had been incurred at the acquisition date, and (ii) the amount of the asset or liability can be reasonably estimated. These criteria are to be applied using the guidance in ASC Topic 405, “Contingencies” (ASC 405). As disclosed in Snyder’s consolidated financial statements for its fiscal year ended March 28, 2010, which is included elsewhere in this joint proxy statement/prospectus, Snyder’s is involved in pending litigation and various other legal proceedings. However, Lance does not have sufficient information at this time to evaluate if the fair value of these contingencies can be determined and, if determinable, to value them under a fair value standard. This valuation effort would require intimate knowledge of complex legal matters and associated defense strategies, which cannot occur prior to the closing date. As required, Snyder’s currently accounts for these contingencies under ASC Topic 405. Since Snyder’s management, unlike Lance’s management, has full and complete access to relevant information about these contingencies, Lance believes that it has no basis for modifying Snyder’s current application of these standards. Therefore, for the purpose of these unaudited pro forma condensed combined financial statements, Lance has not adjusted the Snyder’s book values for contingencies. This assessment is preliminary and subject to change.

In addition, Snyder’s has recorded provisions for uncertain tax positions, as disclosed in Snyder’s consolidated financial statements for the fiscal year ended March 28, 2010, which is included elsewhere in this joint proxy statement/prospectus. Lance currently does not have sufficient information to reasonably estimate any potential modifications to Snyder’s provisions for uncertain tax positions. Accordingly, for the purpose of these unaudited pro forma condensed combined financial statements, Lance has not adjusted Snyder’s book values. This assessment is preliminary and subject to change.

Goodwill:  Goodwill is calculated as the difference between the acquisition date fair value of the consideration expected to be transferred and the values assigned to the identifiable assets acquired and liabilities assumed. Goodwill is not amortized but rather is subject to impairment testing, on at least an annual basis. The goodwill resulting from this transaction is not expected to be deductible for income tax purposes.

6.	Reclassifications:

Certain reclassifications have been made to Snyder’s historical statements of income to conform to Lance’s presentation as follows:

Item (A):  Lance records sales discounts taken by customers in net revenue and purchase discounts taken with suppliers in cost of sales. Snyder’s statements of income reflects these amounts in Other expense/(income), net. Reclassifications have been made to Snyder’s statements of income to conform to Lance’s presentation.

Item (B):  Snyder’s reflected a $10.0 million pre-tax expense for pending litigation settlement as an extraordinary item, net of $4.2 million of income tax benefits. A reclassification was made to show this charge in Other expense/(income), net with the related income tax benefit as a reduction of income tax expense.

Certain reclassifications have been made to Lance’s historical balance sheet to conform to the combined entity’s presentation as follows:

Item (C):  The adjustment to deferred income tax assets reflects the reclassification of Lance’s deferred income tax assets of $5.7 million from other current assets to conform to the combined entity’s presentation.

Item (D):  The adjustments to other current assets reflects the reclassification of Lance’s deferred income tax assets of $5.7 million to a separate line item (see Item (C)) and to reclassify Lance’s prepaid income taxes of $3.5 million to Other payables and accrued liabilities to conform to the combined entity’s presentation.

LANCE AND SNYDER’S

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

7.	Adjustments to Unaudited Pro Forma Condensed Combined Statements of Income:

Item (E):  The adjustments to net revenue and cost of sales relate to the elimination of product sales to Snyder’s during the periods shown. No remaining unsold inventory is assumed.

Item (F):  The adjustment to Selling, general and administrative expenses reflects the estimated impact of the incremental amortization expense from the additional fair value of acquired intangible assets.

Item (G):  The adjustment to Interest expense, net of interest income consists of incremental interest expense anticipated from an estimated $67.0 million increase in debt from borrowings under a newly created credit facility and the reduction in interest income as a result of utilization of short-term investments. The calculated interest expense assumes a rate of interest of 2.1%, using the 30-day LIBOR as of September 17, 2010, plus the applicable margin of 1.75%. See “The Merger — Financing Commitment Letter” beginning on page 68 for additional information, including the expected terms of the new credit facility. The reduction in interest income was calculated using a rate of 2.0%, which was based on the actual interest rate currently earned on Snyder’s cash and investments. The actual interest rate could vary, and a one-eighth of a percent variance in the interest rate would cause a change in interest expense of approximately $0.1 million.

Item (H):  Lance has assumed a 35% tax rate when estimating the tax impacts of the pro forma adjustments, which represents the Federal statutory income tax rate in effect in the United States during the periods presented in the unaudited pro forma condensed combined financial statements. Certain executive compensation-related adjustments have limitations on permitted tax benefits. Accordingly, the aggregate tax benefit reflected in the unaudited pro forma condensed combined statements of income is less than 35% of the pre-tax pro forma adjustments. Although not reflected in these unaudited pro forma condensed combined financial statements, the effective tax rate of the combined company could be significantly different depending on post-acquisition activities, including the geographical mix of taxable income affecting state taxes, among other factors. When the merger is completed and additional information becomes available, it is likely the applicable income tax rate will change.

Item (I):  The following table summarizes the computation of the unaudited pro forma combined weighted average basic shares outstanding and weighted average dilutive shares outstanding. These amounts are used in the calculation of earnings per share.

	Year Ended	Six Months Ended
	December 26, 2009	June 26, 2010
	(In thousands)

Historical Lance weighted average common shares	31,565	31,868
Snyder’s shares outstanding at June 20, 2010, converted at 108.25 exchange ratio	32,645	32,645

Weighted average basic shares outstanding	64,210	64,513
Historical Lance weighted average diluted shares outstanding	819	502
Historical Snyder’s weighted average diluted shares outstanding converted at 108.25 exchange ratio	1,406	1,311

Weighted average diluted shares outstanding	2,225	1,813

Total dilutive shares outstanding	66,435	66,326

A total of 25,000 and 733,000 stock options to purchase the combined company’s common stock were outstanding, but were not included in the computation of diluted shares because the amounts would be anti-dilutive as of December 26, 2009 and June 26, 2010, respectively.

LANCE AND SNYDER’S

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

8.	Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet:

Item (J):  Reflects adjustments to cash and cash equivalents relating to the following:

(In thousands)

Anticipated proceeds from borrowings under a newly created credit facility	$67,000
Liquidation of short-term investments (see Item(K))	27,380
Lance’s special dividend (see Item(V))	(121,200)
Repurchase of 90,286 shares of Lance employee restricted stock for net settlement of payroll withholdings at $17.94	(1,620)
Estimated merger-related transaction costs of Lance and Snyder’s	(13,000)

Total net adjustment to cash and cash equivalents	$(41,440)

Item (K):  Reflects the liquidation of Snyder’s short-term investments into cash to fund certain merger transaction costs.

Item (L):  Reflects adjustments to eliminate Lance’s accounts receivable from Snyder’s for the sale of products and Snyder’s accounts payable to Lance for purchases of product.

Item (M):  Reflects an estimated fair value adjustment based on preliminary due diligence and information from third parties. The estimate of fair value is preliminary and subject to change and could vary materially from the actual adjustment on the closing date.

Item (N):  Reflects adjustments to goodwill as follows:

(In thousands)

Estimated transaction goodwill	$249,737
Less: Snyder’s historical goodwill	(42,600)

Total adjustments	$207,137

Item (O):  As of the effective time of the merger, identifiable intangible assets are required to be measured at fair value. For purposes of these unaudited pro forma condensed combined financial statements, it is assumed that all assets will be used in the operations of the combined business and that all assets will be used in a manner that represents the highest and best use of those assets. The pro forma adjustments to intangible assets have the impact of recording the estimated fair value of intangible assets at the merger date, and eliminating Snyder’s historical intangible assets.

	Estimated
	Fair Value	Historical	Adjustment
		(In thousands)

To record the estimated fair value of the following identifiable intangible assets
Trademarks (indefinite-lived)	$260,000	$—	$260,000
Customer relationships (definite-lived)	80,000	—	80,000
Purchased routes (indefinite-lived)(a)	24,609	(24,609)	—
Other intangible assets (definite-lived)(a)	5,332	(5,332)	—

Total	$369,941	$(29,941)	$340,000

(a)	At this time, Lance does not have sufficient information about Snyder’s other intangible assets to make an adjustment.

LANCE AND SNYDER’S

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

Item (P):  The adjustment to other payables and accrued liabilities represents certain Lance employee incentive amounts, net of tax benefits, that will become payable as a result of the merger pursuant to the terms of the existing change-in-control provisions under certain incentive plans. These amounts, which are estimates and may change once the underlying calculations are finalized, are net of tax benefits and incremental to the amounts already recorded in Lance’s balance sheet as of June 26, 2010.

Item (Q):  The adjustment to long-term debt reflects $67.0 million of anticipated proceeds from borrowings under a newly created credit facility and a $4.9 million fair value adjustment on Snyder’s historical long-term debt.

Item (R):  The adjustment to deferred tax liabilities represents the estimated deferred income tax liability based on the U.S. federal statutory tax rate of 35% multiplied by the fair value adjustments made to assets acquired and liabilities assumed, excluding goodwill as noted below. It also includes an estimated reduction of deferred tax liabilities related to Lance’s vested employee benefit plans as a result of the change-in-control provisions. For purposes of these unaudited pro forma condensed combined financial statements, the U.S. federal statutory tax rate of 35% has been used for all periods presented. This rate does not reflect Lance’s effective tax rate, which includes other tax items such as state and foreign taxes as well as other tax charges or benefits, and does not take into account any historical or possible future tax events that may impact the combined company. When the merger is completed and additional information becomes available, it is likely the applicable income tax rate will change. The adjustment reflects the establishment of deferred tax assets/liabilities for the following:

(In thousands)

Increase in the basis of indentified acquired intangible assets, net of Snyder’s historical intangible assets	$119,000
Decrease in the basis of long-term investments	(630)
Increase in the basis of long-term debt	(1,708)

Total fair value adjustments	116,662
Reduction in deferred tax liabilities due to change-in-control provisions of Lance’s benefit plans	(2,777)

Total adjustments	$113,885

Item (S):  Adjustment to Lance’s common stock reflects the following adjustments:

(In thousands)

Issuance of 32,644,736 Lance shares (301,568 multiplied by 108.25) to Snyder’s shareholders at $0.83 1/3 par value	$27,203
Repurchase of 90,286 shares of Lance employee restricted stock for net settlement of payroll withholdings at $0.83 1/3 par value	(75)
Issuance of 197,380 Lance shares (net of tax settlement) to employees due to change-in-control provisions at $0.83 1/3 par value, which includes the value of the $3.75 dividend per share reinvested	164

Total adjustments	$27,292

Item (T):  The adjustment to Snyder’s common stock reflects the elimination of Snyder’s historical Class A and B common stock.

LANCE AND SNYDER’S

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

Item (U):  The adjustment to additional paid-in capital reflects adjustments for the following:

(In thousands)

Merger consideration at fair value	$626,008
Par value of merger consideration recorded in common stock (see Item S)	(27,203)
Net adjustments related to change-in-control provisions of Lance’s benefit plans	3,511
Elimination of Snyder’s historical paid-in capital	(7,699)

Total adjustments	$594,617

Item (V):  Reflects adjustments to retained earnings for the following:

(In thousands)

Eliminate Snyder’s historical retained earnings	$(167,571)
Lance special dividend (see below)	(121,200)
Estimated incremental expenses related to change-in-control provisions of Lance’s benefit plans	(10,162)
Estimated merger-related transaction costs of Lance and Snyder’s	(13,000)

Total adjustments	$(311,933)

The expected dividend of $3.75 per share of Lance’s common stock, payable upon approval by Lance’s shareholders and subject to consummation of the proposed merger, calculated as follows:

(In thousands)

Number of Lance shares outstanding as of June 26, 2010	32,410
Repurchase of shares of Lance employee restricted stock for net settlement of payroll withholdings	(90)

Estimated total number of shares of Lance common stock eligible for the special dividend	32,320
Estimated number of Lance shares, multiplied by the $3.75 special dividend	$121,200

Item (W):  Reflects the adjustment to eliminate Snyder’s historical accumulated other comprehensive loss.

DESCRIPTION OF LANCE CAPITAL STOCK

General

The following summary description of Lance’s capital stock is based on the provisions of the NCBCA, Lance’s restated articles of incorporation, as amended, and Lance’s bylaws, as amended. This description does not purport to be complete and is qualified in its entirety by reference to the full text of the NCBCA, and to the terms of the restated articles of incorporation and bylaws which are included as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information” beginning on page 200. As used in this “— Description of Capital Stock,” the term Lance refers to Lance, Inc., a North Carolina corporation, and does not, unless otherwise specified, include the subsidiaries of Lance, Inc.

Lance’s authorized capital stock consists of 75,000,000 shares of common stock, par value $0.83 1/3 per share, and 5,000,000 shares of preferred stock, par value $1 per share. As of October 15, 2010 Lance had issued and outstanding 32,474,995 shares of common stock. There are no outstanding shares of preferred stock.

Common Stock

Each stockholder of record of Lance’s common stock is entitled to one vote for each share held on every matter properly submitted to such stockholders for a vote. Holders of Lance’s common stock do not have cumulative voting rights.

Lance’s board of directors may declare, and Lance may pay, dividends on the outstanding shares of common stock in the manner and upon the terms and conditions provided by law and the restated articles of incorporation. Dividends payable to the holders of Lance’s common stock may be subject to the satisfaction of dividend rights of holders of Lance’s preferred stock, if any.

Upon Lance’s liquidation, dissolution or winding up, the holders of Lance’s common stock are entitled to receive ratably Lance’s net assets available, if any, after the payment of all debts and other liabilities and subject to any prior rights of outstanding preferred stock.

Holders of Lance’s common stock have no redemption or conversion rights, no sinking fund provisions and no preemptive right to subscribe for or purchase additional shares of any class of Lance’s capital stock.

The outstanding shares of Lance’s common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Lance may designate and issue in the future.

Preferred Stock

This section describes the general terms and provisions of preferred stock that Lance is authorized to issue.

Lance’s board of directors has been authorized to provide for the issuance of up to 5,000,000 shares of Lance’s preferred stock in multiple series without the approval of stockholders. With respect to each series of Lance’s preferred stock, Lance’s board of directors has the authority to fix all of the preferences, limitations and relative rights of such series.

The rights with respect to shares of preferred stock will be subordinate to the rights of Lance’s general creditors. Shares of Lance’s preferred stock that Lance issues in accordance with their terms will be fully paid and nonassessable, and will not be entitled to preemptive rights unless specified in the applicable prospectus supplement.

Lance’s ability to issue preferred stock, or rights to purchase such shares, could discourage an unsolicited acquisition proposal. For example, Lance could impede a business combination by issuing a series of preferred stock containing class voting rights that would enable the holders of such preferred stock to block a business combination transaction. Alternatively, Lance could facilitate a business combination transaction by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders. Additionally, under certain circumstances, Lance’s issuance of preferred stock could adversely affect the voting power of the holders of Lance’s common stock. Although Lance’s board of directors is required to make any determination to issue any preferred stock based on its judgment as to the best interests of Lance’s stockholders, Lance’s board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority of, Lance’s stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over prevailing market prices of such stock. Lance’s board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange requirements.

Anti-Takeover Effects of Provisions of the Restated Articles of Incorporation, Bylaws and Other Agreements

The rights of Lance’s stockholders and related matters are governed by the NCBCA, the restated articles of incorporation and the bylaws. Provisions of the NCBCA, the restated articles of incorporation and the bylaws, which are summarized below, may discourage or make more difficult a takeover attempt that stockholders might consider in their best interest. These provisions may also adversely affect prevailing market prices for Lance’s common stock.

Board of Directors

The bylaws provide that the number of directors will not be less than 12 nor more than 16, with the exact number to be fixed by the board of directors from time to time. The directors elected by the holders of common stock are divided into three classes. Each class of directors is as nearly equal in number as possible. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term. In addition, if the number of directors is changed, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible. In the event of the death, resignation, retirement, removal or disqualification of a director during the director’s elected term, the successor will be elected to serve only until the next annual meeting of stockholders. The bylaws also provide that directors may be removed from office with or without cause only by a vote of at least seventy-five percent (75%) of the shares entitled to vote at an election of directors.

The provisions of the bylaws described above with respect to the election and removal of the directors were adopted by Lance’s stockholders and may not be amended except by a vote of at least seventy-five percent (75%) of the shares entitled to vote.

Stockholder Action by Written Consent; Special Meetings

Under the NCBCA Lance’s stockholders may take action by written unanimous consent of holders of all of Lance’s shares in lieu of an annual or special meeting. Otherwise, stockholders will only be able to take action at an annual or special meeting called in accordance with the bylaws. The bylaws provide that special meetings of stockholders may only be called by the president or the board of directors.

Advance Notice Requirements for Director Nominations and Other Proposals

The bylaws contain advance notice procedures with regard to stockholder proposals related to the nomination of candidates for election as directors and other matters. These procedures provide that notice of stockholder proposals related to stockholder nominations for the election of directors or other matters must be delivered to Lance’s secretary at Lance’s principal executive offices at least 75 days, but no more than 105 days, before the first anniversary of the date of the preceding annual stockholders meeting; provided, however, that in the event the annual meeting is not held within 30 days before or after such anniversary date, such notice by the stockholder must be delivered at least 75 days, but no more than 105 days, before the date of such advanced or delayed annual stockholders meeting, provided that Lance have informed the stockholders of any such change in the date of the annual stockholders meeting in a Form 10-Q or Form 8-K filed with the

SEC. A stockholder’s notice to Lance’s corporate secretary must be in proper written form and must set forth certain information required by Lance’s bylaws.

Special Voting Requirements

The restated articles of incorporation provide that the affirmative vote of at least seventy-five (75%) of the outstanding shares entitled to vote is required for the following corporate actions:

(i) the merger or consolidation of Lance, Inc.;

(ii) the sale, lease or exchange of all or substantially all of Lance’s property or assets; or

(iii) Lance’s dissolution.

This seventy-five percent voting requirement does not apply if the approval of the stockholders for any of the above corporate actions is not required under the NCBCA.

Antitakeover Legislation

As permitted under the NCBCA, the bylaws provide that Lance, Inc. is not subject to the provisions of Article 9 of Chapter 55 of the NCBCA, entitled “The North Carolina Shareholder Protection Act,” and Article 9A of Chapter 55 of the NCBCA, entitled “The North Carolina Control Share Acquisition Act.”

Transfer Agent and Registrar

The transfer agent and registrar for Lance common stock is Computershare Investor Services, LLC.

The NASDAQ Global Select Market Listing

Lance common stock is traded on NASDAQ under the symbol “LNCE.”

COMPARISON OF RIGHTS OF LANCE STOCKHOLDERS
AND SNYDER’S SHAREHOLDERS

Snyder’s is organized under the laws of the Commonwealth of Pennsylvania, while Lance is organized under the laws of the State of North Carolina. Differences, therefore, in the rights of holders of capital stock in Snyder’s and Lance arise from the differences in their respective articles of incorporation and bylaws, each as amended or restated to date, as well as differences under state law. Upon completion of the merger, holders of Snyder’s capital stock will become holders of Lance capital stock and their rights will be governed by North Carolina law and Lance’s articles of incorporation and bylaws.

The following discussion summarizes the material differences between the rights of Snyder’s shareholders and Lance stockholders. This section does not include a complete description of all the differences among the rights of these stockholders, nor does it include a complete description of the specific rights of these stockholders. The discussion in this section of the rights of Lance stockholders is based on the Lance articles of incorporation and bylaws, as amended and/or restated, to be in effect as of the effective time of the merger. All Snyder’s shareholders are urged to read carefully the relevant provisions of North Carolina law as well as the articles of incorporation and bylaws of Lance.

	Rights of Lance Stockholders	Rights of Snyder’s Shareholders

Authorized Capital Stock	Lance’s restated articles of incorporation authorize the issuance of (i) 75,000,000 shares of common stock with a par value of $0.83-1/3 per share and (ii) 5,000,000 shares of preferred stock with a par value of $1 per share. Lance’s board of directors has the authority to fix all of the	Snyder’s Amended and Restated articles of incorporation authorize the issuance of (i) 1,000,000 shares of Class A common stock with a par value of $100.00 per share, (ii) 40,000 shares of Class B common stock with a par value of $100.00 per share, and (iii) 500 shares of non-voting, 4%

	Rights of Lance Stockholders	Rights of Snyder’s Shareholders

	preferences, limitations and relative rights of any series of preferred stock.	dividend, cumulative preferred stock with a par value of $100.00 per share. The rights and privileges of the preferred stock may be established by the board of directors from time to time.

Outstanding Capital Stock	As of October 15, 2010, Lance had (i) 32,474,995 shares of common stock outstanding and (ii) no shares of preferred stock outstanding.	As of October 15, 2010, Snyder’s had (i) 291,770 shares of Class A common stock outstanding, (ii) 9,874 shares of Class B common stock outstanding and (iii) no shares of preferred stock outstanding.

Voting Rights	Lance stockholders are entitled to one vote for each share of Lance common stock. Lance stockholders are not entitled to cumulative voting rights.	The rights of Snyder’s shareholders with respect to its Class A common stock and Class B common stock are identical, except holders of the Class A common stock are entitled to one vote per share and holders of the Class B common stock are not entitled to vote, except as specifically provided by law. Snyder’s shareholders are not entitled to cumulative voting rights.

Dividends	Lance’s board of directors may declare dividends on outstanding shares of Lance common stock in the manner and upon the terms and conditions provided by law and Lance’s restated articles of incorporation.	Snyder’s bylaws and articles of incorporation provide that dividends may be declared by the board of directors on either the Class A common stock or the Class B common stock, but no dividend will be paid that impairs the capital of the corporation.

Annual Meetings of Stockholders	Lance’s bylaws provide that an annual meeting of shareholders will be held each year in April at such date and time designated by the board of directors of Lance for the purpose of electing directors and transacting other business.	Snyder’s bylaws provide that an annual meeting of shareholders for the election of directors and for other business will be held at 8:30 a.m. on the first Friday of June each year.

Special Meetings of Stockholders	Lance’s bylaws provide that special meetings of the stockholders may be called at any time by the President or by the Board of Directors.	Snyder’s bylaws provide that special shareholders’ meetings may be called at any time by the Chairman or by the board of directors. The Chairman or the directors must call a special shareholders’ meeting upon request of shareholders holding 25% or more of the shares of stock entitled to vote at the meeting.

Notice of Stockholder Meetings	Lance’s bylaws provide that notice of the annual and special meetings will be delivered not less than ten	Snyder’s bylaws provide that notice of annual and special meetings of shareholders will be

	Rights of Lance Stockholders	Rights of Snyder’s Shareholders

	nor more than sixty days before the meeting date.	mailed to each shareholder at least ten days before the meeting date.

Stockholder Proposals and Nominations of Candidates for Election to the Board of Directors	Lance’s bylaws contain advance notice procedures with regard to stockholder proposals related to the nomination of candidates for election as directors and other matters. These procedures provide that notice of stockholder proposals related to stockholder nominations for the election of directors or other matters must be delivered to Lance’s secretary at Lance’s principal executive offices at least 75 days, but no more than 105 days, before the first anniversary of the date of the preceding annual stockholders meeting; provided, however, that in the event the annual meeting is not held within 30 days before or after such anniversary date, such notice by the stockholder must be delivered at least 75 days, but no more than 105 days, before the date of such advanced or delayed annual stockholders meeting, provided that Lance have informed the stockholders of any such change in the date of the annual stockholders meeting in a Form 10-Q or Form 8-K filed with the SEC.	Snyder’s bylaws are silent with respect to procedures related to shareholder proposals and nominations of candidates for election to the board of directors.

Stockholder Action by Written Consent	North Carolina law and Lance’s bylaws provide that shareholder action may be taken without a meeting by unanimous written consent of Lance’s stockholders.	The articles of incorporation and bylaws of Snyder’s are silent with respect to the ability of shareholders to act by written consent.

Under Pennsylvania law, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting by a consent of all the shareholders entitled to vote on the action that is delivered to Secretary of the corporation, unless otherwise provided in the bylaws of the corporation.

Number of Directors	Lance’s bylaws provide that the number of directors shall not be less than 12 nor more than 16, with the exact number to be fixed by the board of directors from time to time. If the number of authorized directors is increased	Pennsylvania law provides that the board of directors of a corporation must consist of one or more directors as fixed by, or in the manner provided in, the corporation’s bylaws.

	Rights of Lance Stockholders	Rights of Snyder’s Shareholders

	by the board of directors, the vacancies resulting from such increase shall be filled by the stockholders. Any such vacancy or vacancies not filled by the stockholders may be filled by the board of directors.	Snyder’s bylaws provide that the board of directors shall consist of no less than five and no more than seven members. As of October 15, 2010, the board of directors of Snyder’s consisted of seven directors.

Classification	Lance’s bylaws provide that its directors will be divided into three classes (as nearly equal in number as possible) to serve for three year terms.	Snyder’s bylaws do not provide for a classified board of directors. Each director is elected to hold office until the next annual meeting of shareholders after the director’s election and until such director’s successor is elected and qualified, or until such director’s prior death, resignation or removal.

Election of Directors	Lance’s bylaws provide that the election of directors shall occur at the annual meeting of stockholders (except upon the occurrence of a vacancy on the Board of Directors) and that directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election of directors.	Under Pennsylvania law, candidates for director who receive the highest number of affirmative votes are elected, up to the total number of directors to be elected.

Vacancies on the Board of Directors	Lance’s bylaws provide that vacancies on the Board of Directors may be filled by a majority of the remaining directors or, as the case may be, by the sole remaining director. Any vacancy not filled by the directors may be filled at any time through an election by the stockholders.	Snyder’s bylaws provide that any vacancy on the board of directors may be filled by the remaining directors for the balance of the unexpired term.

Removal	Lance’s bylaws provide for the removal of directors, with or without cause, by a vote of the stockholders holding at least 75% of the shares entitled to vote at an election of directors. In the event of the removal of a director, a new director may be elected at the same meeting.	Snyder’s bylaws are silent regarding removal of directors. Under Pennsylvania law, because the board of directors of Snyder’s is not classified, a director may be removed with or without cause by the vote of the shareholders entitled to elect directors.

Limitation on Liability of Directors	Under North Carolina law, a corporation may limit or eliminate a director’s monetary liability in its articles of incorporation subject to three relevant exceptions: (i) for the unlawful payment of dividends; (ii) for a transaction from which the director derived an improper personal benefit; and	Snyder’s bylaws provide that no director will be personally liable for any act or failure to act, in such director’s capacity as a director or pursuant to the request of the corporation, unless (1) the director has failed to act in good faith, failed to act in a manner that he or she reasonably believed to

Rights of Lance Stockholders	Rights of Snyder’s Shareholders

(iii) for acts or omissions that the director at the time of his alleged breach of duty knew or believed were clearly in conflict with the best interest of the corporation.

Lance’s restated articles of incorporation provide that, to the fullest extent permitted by applicable law, no director of Lance shall have any personal liability arising out of any action whether by or in the right of Lance or otherwise for monetary damages for breach of his or her duty as a director.	be in the best interests of the corporation and failed to act with such care (including reasonable inquiry, skill and diligence) as a person of ordinary prudence would use under similar circumstances and (2) the breach or failure to perform constitutes self- dealing, willful misconduct or recklessness. This limitation of liability does not apply to the responsibility or liability of a director for the payment of taxes or to the responsibility or liability of the director pursuant to a criminal statute.

Indemnification of Directors and Officers	Under North Carolina law, a corporation is permitted to indemnify a director, officer, employee or agent against liability incurred in a proceeding to which the individual was made a party because of the fact he was a director, officer, employee or agent of the corporation if he (i) conducted himself in good faith, (ii) reasonably believed (a) that any action taken in his official capacity with the corporation was in the best interests of the corporation or (b) that in all other cases his conduct was at least not opposed to the corporation’s best interests, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. However, a corporation may not indemnify such individual in connection with a proceeding by or in the right of the corporation in which a director was adjudged liable to the corporation or in connection with any other proceeding charging improper personal benefit in which a director was adjudged liable (whether or not involving action in his official capacity) on the basis of having received an improper personal benefit. North Carolina law permits a corporation in its articles of incorporation or bylaws or by contract or resolution to indemnify, or agree to indemnify, any of its directors, officers,	Under Pennsylvania law and Snyder’s bylaws, Snyder’s will indemnify any directors or officers of the corporation against expenses and, except in the case of an action by or in the right of the corporation, other liabilities actually and reasonably incurred by such person in connection with any action or proceeding by reason of the fact that the person is or was an authorized representative of the corporation, provided that (i) such person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, such person had no reasonable cause to believe his or her conduct was unlawful and (ii) in the case of an action by or in the right of the corporation, no indemnification of expenses may be made in respect of any matter as to which such person is adjudged liable or negligent in the performance of his or her duties to the corporation unless and only to the extent such indemnification is approved by a court. Pennsylvania law mandates such indemnification of expenses to the extent the director or officer has been successful in defense of any action or proceeding described above.

Rights of Lance Stockholders	Rights of Snyder’s Shareholders

employees or agents against liability and expenses in any proceeding (including derivative suits) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation.

Lance’s bylaws require Lance to indemnify its directors to the fullest extent permitted by law.

North Carolina law also permits a corporation to purchase and maintain insurance on behalf of its directors and officers against liabilities which they may incur in such capacities.	Pennsylvania law and Snyder’s bylaws permit the corporation to advance expenses in respect of any claim to a director or officer if the corporation receives an undertaking from such director or officer to repay such amount advanced unless it is determined that such person is entitled to indemnification as required by the bylaws or as authorized by law.

Pennsylvania law and Snyder’s bylaws also provide that the indemnification provided for therein is not exclusive of any other rights to which those seeking indemnification may otherwise be entitled.

Amendments to Articles of Incorporation	Under North Carolina law, the board of directors must submit a proposed amendment to the articles of incorporation, as well as the board of directors’ recommendation that the stockholders approve the amendment, to the stockholders for their approval. Provided a quorum is present, the proposed amendment will be approved if a majority of the votes cast are in favor of the proposed amendment, unless the articles of incorporation, a bylaw adopted by the stockholders, or the NCBCA requires a greater number of affirmative votes. The NCBCA does provide for certain limited circumstances where the board of directors may amend the articles of incorporation without stockholder approval.

Lance’s restated articles of incorporation and bylaws are silent with respect to amendments to the restated articles of incorporation and therefore the general requirements of the NCBCA control with respect to	Under Pennsylvania law, amendments to a corporation’s articles of incorporation must be proposed by the adoption of a resolution of the board of directors setting forth the proposed amendment (or be proposed by petition of shareholders entitled to cast at least 10% of the votes that all shareholders are entitled to cast on the matter, in which case approval by the board of directors is not required) and by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the matter, except in certain circumstances where the approval of the shareholders is not required. If an amendment would make any changes in the preferences, limitations or special rights of the shares of a class adverse to the class, authorize a new class having a preference as to dividends or assets which are senior to the shares of a class, increase the number of authorized shares of any class having a preference as to dividends or assets which are senior in any respect to the shares of a class or make the outstanding

	Rights of Lance Stockholders	Rights of Snyder’s Shareholders

	amendments to Lance’s restated articles of incorporation.	shares of a class redeemable by a method that is not pro rata, by lot or otherwise equitable, a majority of the votes cast by shares of that class must also approve the amendment.

Amendments to Bylaws	Lance’s restated articles of incorporation provide that the board may amend Lance’s bylaws without the assent or vote of the stockholders except as provided in the NCBCA.	Snyder’s bylaws provide that the bylaws may be amended only by a vote of the shareholders representing a majority of all the issued and outstanding stock of the corporation.

Lance’s bylaws provide that the sections of Article III — Directors adopted by Lance’s stockholders, Section 3.2 (Number, Term and Qualifications) and Section 3.5 (Removal), may not be amended except by a vote of 75% of the shares of Lance entitled to vote. The terms of such sections are summarized in this table next to the captions “Number of Directors,” “Classifications” and “Removal.”

Certain Business Combinations	Under North Carolina law, a sale of all or substantially all of the corporation’s assets or a merger requires the affirmative vote of a majority of the board of directors and, with certain exceptions, (i) in the case of a sale of all or substantially all of the corporation’s assets, the affirmative vote of a majority of the outstanding shares entitled to vote, and (ii) in the case of a merger, that the merger be approved separately by each voting group entitled to vote on the merger by a majority of all shares entitled to vote in such voting group. Furthermore, under North Carolina law, unless otherwise provided in the corporation’s articles of incorporation, approval of the stockholders of a surviving corporation in a merger is not required if:	Under Pennsylvania law, a merger or consolidation of a corporation, share exchange in which a corporation is the exchanging corporation, sale or other disposition of all or substantially all of a corporation’s assets or a dissolution of a corporation is approved upon receiving the affirmative vote of the majority of both the members of the board of directors present and voting at a meeting at which a quorum is present and of the votes cast by all the shareholders entitled to vote on the transaction present and voting at a meeting at which a quorum is present.
• the plan of merger does not amend in any respect the articles of incorporation of the surviving corporation;

	Rights of Lance Stockholders	Rights of Snyder’s Shareholders

• the shares outstanding immediately before the effectiveness of the merger are not changed by the merger; and
• either:
• no shares of the surviving corporation are to be issued or delivered pursuant to the plan of merger; or
• both:

 •     the number of shares of voting stock outstanding immediately after the merger, plus the number of shares of voting stock issuable as a result of the merger will not exceed by more than 20% the total number of shares of voting stock of the surviving corporation outstanding immediately before the merger; and

•     the number of shares of participating stock outstanding immediately after the merger, plus the number of shares of participating stock issuable as a result of the merger will not exceed by more than 20% the total number of shares of participating stock of the surviving corporation outstanding immediately before the merger.

Lance’s restated articles of incorporation require the affirmative vote of at least 75% of Lance’s outstanding shares to approve (i) a merger or consolidation of Lance, (ii) the sale, lease or exchange of all or substantially all of the property or assets of Lance or (iii) the dissolution of Lance.

Dissenters’ Rights	Lance’s stockholders do not have dissenters’ rights under the NCBCA because Lance is a publicly traded company.	Under Pennsylvania law, the Snyder’s shareholders are entitled to dissent from approval of the merger and demand payment of the fair value of their shares of Snyder’s common stock in accordance with the procedures under Subchapter D of Chapter 15 of the PBCL.

	Rights of Lance Stockholders	Rights of Snyder’s Shareholders

Antitakeover Legislation	As permitted under North Carolina law, Lance’s bylaws provide that Lance is not subject to the “anti- takeover” provisions of the NCBCA.	Snyder’s is not subject to the “anti- takeover” provisions in Chapter 25 of the PBCL, which only apply to “registered corporations.” Registered corporations typically are corporations subject to the reporting requirements of the Exchange Act.

LEGAL MATTERS

The validity of the Lance common stock will be passed upon for Lance by K&L Gates LLP.

EXPERTS

The consolidated financial statements and financial statement schedule of Lance as of December 26, 2009 and December 27, 2008, and for each of the three years in the period ended December 26, 2009, and management’s assessment of the effectiveness of internal controls over financial reporting as of December 26, 2009 included in Lance’s Annual Report on Form 10-K for the year ended December 26, 2009, have been incorporated by reference herein and in the registration statement. Such consolidated financial statements and financial statement schedule are incorporated herein by reference in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon such report given on the authority of such firm as experts in accounting and auditing.

The audit report covering the December 26, 2009 consolidated financial statements of Lance refers to a change in the accounting for business combinations and noncontrolling interests.

The consolidated financial statements of Snyder’s as of March 28, 2010 and March 29, 2009, and for each of the three years in the period ended March 28, 2010, included in this joint proxy statement/prospectus, have been audited by Clifton Gunderson LLP, independent registered public accounting firm, as set forth in their report appearing herein. Such consolidated financial statements are included in this joint proxy statement/prospectus in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Lance has filed a registration statement with the SEC under the Securities Act that registers the distribution to Snyder’s security holders of the shares of common stock to be issued in the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Lance and Snyder’s and the securities of these companies. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this document.

Lance files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like Lance, who file electronically with the SEC. The address of the website is www.sec.gov. The reports and other information filed by Lance with the SEC are also available at Lance’s website, which is www.lanceinc.com. Except for the documents specifically incorporated by reference into this document, information contained on Lance’s website or that can be accessed through its website is not incorporated by reference into this document.

The SEC allows Lance to “incorporate by reference” information into this document. This means that Lance can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference into this document is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

This document incorporates by reference the documents listed below that Lance has previously filed with the SEC. They contain important information about Lance and its financial condition.

Lance’s Filings (File No. 0-0398)	Period or Date Filed

Annual Report on Form 10-K	Fiscal year ended December 29, 2009
Proxy statement	Filed February 26, 2010
Quarterly Report on Form 10-Q	Quarters ended March 27, 2010 and June 26, 2010
Current Report on Form 8-K	Filed on January 13, 2010, May 10, 2010, June 8, 2010, July 27, 2010, August 20, 2010, October 6, 2010 and October 12, 2010.
The description of Lance common shares contained in its Form 8-A, as amended or supplemented for the purpose of updating the description	The description of the Company’s Common Stock contained in the Company’s Registration Statement filed pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including any amendment or report filed for the purpose of updating such description

In addition, the SEC allows Lance to also incorporate by reference into this document additional documents that Lance may file with the SEC between the date of this document and the date of the Lance special meeting and the Snyder’s special meeting (other than the portions of those documents not deemed to be filed). These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Neither Lance nor Snyder’s has authorized anyone to give any information or make any representation about the merger that is different from or in addition to the information contained in this document or in any materials that are incorporated by reference in this document. If anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these type of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as to the date of this document.

SNYDER’S CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders
Snyder’s of Hanover, Inc. and Subsidiaries

We have audited the consolidated balance sheets of Snyder’s of Hanover, Inc. and Subsidiaries (the Company) as of March 28, 2010 and March 29, 2009, and the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended March 28, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 28, 2010 and March 29, 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 28, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ Clifton Gunderson LLP

Baltimore, Maryland

May 19, 2010, except as to Note 20, which is as of August 12, 2010

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 28,	March 29,
	2010	2009

ASSETS
Current assets
Cash and cash equivalents	$66,382,441	$16,683,117
Short-term investments	27,787,252	30,378,613
Trade receivables, net	47,414,124	49,307,311
Other receivables	7,544,422	3,955,642
Current portion of notes receivable	654,002	844,290
Inventories	32,858,672	34,586,709
Prepaid expenses	2,135,254	2,481,389
Deferred income taxes	11,003,039	13,124,406

Total current assets	195,779,206	151,361,477
Property, plant and equipment, net	93,946,959	96,161,731
Long-term investments	16,506,285	21,926,044
Purchased routes	20,469,166	28,067,955
Goodwill	41,822,357	41,490,617
Intangibles, net	5,361,701	5,383,614
Officers’ life insurance	2,575,438	2,410,150
Non-current portion of notes receivable, net	3,055,734	5,034,276
Other non-current assets	3,674,817	1,269,654

Total assets	$383,191,663	$353,105,518

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Lines of credit	$207,538	$1,152,627
Current portion of long-term debt	3,247,655	3,025,548
Trade accounts payable	18,053,282	19,673,280
Accrued expenses	33,161,897	20,158,194
Accrued taxes	3,240,155	5,068,513

Total current liabilities	57,910,527	49,078,162
Long-term debt	116,006,151	118,509,878
Deferred income taxes	8,703,821	12,239,651
Other non-current liabilities	1,576,936	1,937,749

Total liabilities	184,197,435	181,765,440

Commitments and contingencies
Stockholders’ equity
Class A common stock, $100 par value, voting; 1,000,000 shares authorized 291,770 issued and outstanding at 3/28/10 80,000 shares issued, 29,177 outstanding at 3/29/09	29,177,000	8,000,000
Class B common stock, $100 par value, non-voting; 40,000 shares authorized 9,798 issued and outstanding at 3/28/10 1,567 shares issued, 862 outstanding at 3/29/09	979,800	156,700
Additional paid in capital	7,583,174	6,569,713
Retained earnings	163,300,638	182,380,408
Accumulated other comprehensive loss	(2,964,065)	(9,647,449)
Treasury stock; 0 and 51,528 shares at 3/28/10 and 3/29/09	—	(17,457,933)

Total Snyder’s of Hanover, Inc. stockholders’ equity	198,076,547	170,001,439
Noncontrolling interests	917,681	1,338,639

Total stockholders’ equity	198,994,228	171,340,078

Total liabilities and stockholders’ equity	$383,191,663	$353,105,518

The accompanying notes are an integral part of these statements.

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Fiscal Years Ended
	March 28,	March 29,	March 30,
	2010	2009	2008

Net sales	$677,674,806	$673,083,454	$593,368,622
Cost of goods sold	449,805,035	457,564,225	396,814,514

Gross profit	227,869,771	215,519,229	196,554,108
Selling, distribution and administrative expenses	175,866,321	176,072,797	160,493,148

Operating profit	52,003,450	39,446,432	36,060,960
Interest expense, net	4,398,627	3,091,986	2,105,469
Other (income) expense	(2,459,204)	1,809,264	(95,111)

Income before income taxes and extraordinary items	50,064,027	34,545,182	34,050,602
Income tax expense	18,463,874	12,037,250	11,955,293

Income before extraordinary items	31,600,153	22,507,932	22,095,309
Extraordinary items:
Loss on pending litigation settlement, less income tax of $4,226,689	5,773,312	—	—

Net income	25,826,841	22,507,932	22,095,309
Less: Net income (loss) attributable to noncontrolling interests	(420,958)	459,087	(1,035,053)

Net income attributable to Snyder’s of Hanover, Inc.	$26,247,799	$22,048,845	$23,130,362

The accompanying notes are an integral part of these statements.

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Fiscal Years Ended
	March 28,	March 29,	March 30,
	2010	2009	2008

Net income	$25,826,841	$22,507,932	$22,095,309
Other comprehensive income (loss)
Fair value adjustments of swaps, net of tax	390,867	(614,085)	(880,548)
Fair value adjustments of investments, net of tax	6,454,267	(5,741,492)	(4,435,624)
Fair value of commodity hedges, net of tax	(161,750)	(11,358)	—

Comprehensive income	32,510,225	16,140,997	16,779,137
Less: Comprehensive (loss) income attributable to the noncontrolling interests	(324,918)	297,223	(1,144,409)

Comprehensive income attributable to Snyder’s of Hanover, Inc.	$32,835,143	$15,843,774	$17,923,546

The accompanying notes are an integral part of these statements.

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	For the Fiscal Years Ended
	March 28, 2010		March 29, 2009		March 30, 2008
	Shares	Amount	Shares	Amount	Shares	Amount

Class A common stock
Beginning balance	80,000	$8,000,000	80,000	$8,000,000	40,000	$4,000,000
Ten-for-one stock split effected as a stock dividend	211,770	21,177,000	—	—	—	—
Two-for-one stock split effected as a stock dividend	—	—	—	—	40,000	4,000,000

Ending balance	291,770	$29,177,000	80,000	$8,000,000	80,000	$8,000,000

Class B common stock
Beginning balance	1,567	$156,700	1,326	$132,600	638	$63,800
Ten-for-one stock split effected as a stock dividend	7,071	707,100	—	—	—	—
Two-for-one stock split effected as a stock dividend	—	—	—	—	657	65,700
Stock issued	960	96,000	—	—	12	1,200
Stock options exercised	200	20,000	241	24,100	19	1,900

Ending balance	9,798	$979,800	1,567	$156,700	1,326	$132,600

Additional paid in capital
Beginning balance		$6,569,713		$5,955,421		$5,507,677
Stock options exercised		14,016		344,046		212,979
Additional shares purchased		582,160		—		—
Stock option compensation recorded		417,285		270,246		234,765

Ending balance		$7,583,174		$6,569,713		$5,955,421

Retained earnings
Beginning balance		$182,380,408		$162,656,555		$147,270,459
Adoption of ASC 740 (formerly FIN 48)		(1,702,321)		—		—
Ten-for-one stock split effected as a stock dividend		(39,342,033)		—		—
Two-for-one stock split effected as a stock dividend		—		—		(4,065,700)
Net income		25,826,841		22,507,932		22,095,309
Cash dividends on common stock		(3,862,257)		(2,784,079)		(2,643,513)

Ending balance		$163,300,638		$182,380,408		$162,656,555

Accumulated other comprehensive (loss) gain
Beginning balance		$(9,647,449)		$(3,280,514)		$2,035,658
Unrealized gain (loss) on interest rate swaps, net of tax		390,867		(614,085)		(880,548)
Unrealized gain (loss) on investments, net of tax		6,454,267		(5,741,492)		(4,435,624)
Unrealized gain (loss) on commodity hedges, net of tax		(161,750)		(11,358)		—

Ending balance		$(2,964,065)		$(9,647,449)		$(3,280,514)

Treasury stock — Class A common stock
Beginning balance	50,823	$(14,455,429)	49,308	$(3,501,979)	24,654	$(3,501,979)
Stock issued for ten-for-one stock split effected as a stock dividend	(50,823)	14,455,429	—	—	—	—
Stock issued for two-for-one stock split effected as a stock dividend					24,654	—
Stock purchased	—	—	1,515	(10,953,450)	—	—

Ending balance	—	$—	50,823	$(14,455,429)	49,308	$(3,501,979)

Treasury stock — Class B common stock Beginning balance	705	$(3,002,504)	416	$(913,034)	208	$(913,034)
Stock issued for ten-for-one stock split effected as a stock dividend	(705)	3,002,504	—	—	—	—
Stock issued for two-for-one stock split effected as a stock dividend	—	—	—	—	208	—
Stock purchased	—	—	48	(347,040)	—	—
Stock options exercised	—	—	241	(1,742,430)	—	—

Ending balance	—	$—	705	$(3,002,504)	416	$(913,034)

Noncontrolling interests
Beginning balance		$1,338,639		$879,552		$1,914,605
Net (loss) income		(420,958)		459,087		(1,035,053)

Ending balance		$917,681		$1,338,639		$879,552

Total stockholders’ equity		$198,994,228		$171,340,078		$169,928,601

The accompanying notes are an integral part of these statements.

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Fiscal Years Ended
	March 28,	March 29,	March 30,
	2010	2009	2008

Cash flows from operating activities:
Net income	$25,826,841	$22,507,932	$22,095,309
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	17,801,846	17,545,337	16,953,876
Gain on accumulated depreciation adjustment	(950,600)	—	—
Amortization of intangible assets	981,616	965,308	230,363
Net income (loss) attributable to noncontrolling interests	(420,958)	447,074	331,486
Deferred income taxes	(5,256,093)	2,261,484	1,195,329
Loss on disposal of property, plant and equipment	349,583	3,403,125	1,679,310
Loss on adjustment of long-term investments	3,382,271	—	—
Loss (gain) on disposal of investments	1,332,825	3,165,248	(1,196,706)
Loss on disposal of assets	336,932	202,078	—
Gain on sale of routes	(14,073,083)	(15,612,893)	(3,094,076)
Write down of long-lived assets	—	1,919,620	—
Stock compensation expense	417,285	270,246	234,765
Forgiveness of debt	70,000	223,820	—
Extraordinary item — loss on pending litigation	10,000,000	—	—
Changes in operating assets and liabilities:
Accounts receivable — trade	1,893,187	(3,047,621)	(7,288,794)
Accounts receivable — other	1,932,744	1,551,162	(1,136,762)
Inventories	1,778,037	2,821,551	(5,692,259)
Prepaid expenses	346,135	(2,077,337)	(121,969)
Accounts payable	(1,619,998)	(4,997,359)	(264,443)
Accrued expenses	2,967,680	1,111,394	2,672,703
Accrued income taxes	(3,530,524)	3,303,881	2,489,408

Net cash provided by operating activities	43,565,726	35,964,050	29,087,540

Cash flows from investing activities:
Purchases of property, plant and equipment	(16,779,916)	(14,297,859)	(25,675,907)
Proceeds from sale of property, plant and equipment	1,758,310	1,975,626	2,052,818
Purchases of routes and other assets	(2,638,070)	(1,935,110)	(4,945,958)
Increase in restricted cash	(2,000,000)	—	—
Acquisition of businesses	(470,000)	(1,827,979)	(57,914,780)
Proceeds from sale of routes	17,080,927	22,727,565	8,400,769
Purchases of short-term / long-term investments	(3,991,496)	(8,863,642)	(31,300,000)
Proceeds from sale of investments	16,492,732	2,904,173	18,324,917
Provision for loan loss	1,434,840	—	—
Return of capital	959,072	563,181	1,443,384
Increase in notes receivable	(699,660)	(5,039,946)	(1,053,685)
Collections on notes receivable	1,363,649	1,203,510	666,280

Net cash provided by (used in) investing activities	12,510,388	(2,590,481)	(90,002,162)

Cash flows from financing activities:
Net change in lines of credit	(945,089)	(5,344,172)	(22,956,105)
Additions to debt	1,100,606	4,372,043	101,263,756
Repayment of debt	(3,382,226)	(3,306,095)	(15,241,945)
Proceeds from sale of Class B Common stock	712,176	368,146	216,079
Dividends paid	(3,862,257)	(2,784,079)	(2,643,513)
Repurchase of treasury stock	—	(13,042,920)	—

Net cash (used in) provided by financing activities	(6,376,790)	(19,737,077)	60,638,272

Net change in cash and cash equivalents	49,699,324	13,636,492	(276,350)
Cash and cash equivalents, beginning of period	16,683,117	3,046,625	3,322,975

Cash and cash equivalents, end of period	$66,382,441	$16,683,117	$3,046,625

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$6,802,160	$6,980,762	$5,016,931
Cash paid during the period for taxes	23,087,533	6,837,275	9,937,804
Supplemental disclosure of non-cash transactions:
Unrealized gain (loss) on investments	$6,454,267	$(5,741,492)	$(4,435,624)
Receivable from sale of routes	5,521,524	1,565,195	—

The accompanying notes are an integral part of these statements.

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	The Company

Snyder’s of Hanover, Inc. and subsidiaries (the “Company”) is a manufacturer and international distributor of snack foods with manufacturing locations in Hanover, PA, Goodyear, AZ and Jeffersonville, IN.

The Company’s fiscal year ends at the close of operations on the Sunday nearest to March 31. Fiscal year 2009-2010 includes all operations through March 28, 2010 and is comprised of a 52-week period. Fiscal year 2008-2009 includes all operations through March 29, 2009 and is comprised of a 52-week period. Fiscal year 2007-08 includes all operations through March 30, 2008 and is comprised of a 52-week period.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions the company may undertake in the future, actual results could differ from those estimates.

Basis of Presentation and Principles of Consolidation

Effective September 30, 2009, the Financial Accounting Standards Board (FASB) established the FASB Accounting Standards Codification (ASC) as the source of authoritative accounting to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Except for newly issued standards that have not been codified, references to codified literature have been updated to reflect this change.

The accompanying consolidated financial statements and the related notes are stated in U.S. dollars and include the accounts of Snyder’s of Hanover, Inc., its wholly-owned subsidiaries (SOH Distribution Co., Inc., SOH Real Estate Investment, LLC, Snyder’s of Hanover Mfg., Inc., Snyder’s of Hanover Sales Co., Inc., Snyder’s of Hanover Snacks, Inc., SOH IP Company, Inc., SOH Transportation, LLC, Snyder’s of Delaware, Inc., SOH Capital, LLC, Grande Foods, G&A Snack Distributing, Inc., Krunchers, Inc., Patriot Snacks, LLC, Thompson Distributing Co., Inc., and SOH Health Services, Inc.) and its majority-owned subsidiaries (Melisi Snack Foods, Inc. — 80%, Michaud Distributors, Inc. — 80% and Patriot Snacks Real Estate, LLC — 51%). All material intercompany accounts, transactions and profits have been eliminated in consolidation.

Reclassifications

To maintain consistency with the presentation for the fiscal year ended March 28, 2010, the Company made the following reclassifications in the March 29, 2009 consolidated balance sheets:

•	$873,913 of security deposits from prepaid expenses to other non-current assets

•	$117,270 of money market funds from short-term investments to cash and cash equivalents

•	$260,000 and $801,666 from current portion of long-term debt and long-term debt, respectively, to lines of credit

•	$1,338,639 from minority interest to noncontrolling interests

•	$395,741 from long-term investments to other non-current assets

•	$1,937,749 from interest rate swaps to other non-current liabilities

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

To maintain consistency with the presentation for the fiscal year ended March 28, 2010, the Company made the following reclassifications in the March 30, 2008 consolidated statements of cash flow:

•	$331,486 from minority interest to net income (loss) attributable to noncontrolling interests

•	$1,621,168 from short-term investments to cash and cash equivalents, beginning of period

To maintain consistency with the presentation for the fiscal year ended March 28, 2010, the Company made the following reclassifications in the March 29, 2009 and March 30, 2008 consolidated statements of operations:

•	$57,288,398 and $45,900,469, respectively, from selling, distribution and admin expense to net sales, in order to record promotional allowances as a reduction of net sales

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Investments in money market funds are considered cash equivalents. The Company has restricted cash in the form of security deposits related to certain distributor agreements in the amount of $216,715 and $166,248 as of March 28, 2010 and March 29, 2009, respectively.

Cash and cash equivalents deposited in member banks participating in the FDIC Transaction Account Guarantee Program are insured 100% by the FDIC. For non-participating FDIC member banks, balances are insured by the FDIC up to a limit of $250,000 per bank. As of March 28, 2010, the Company maintained cash balances in excess of this limit in the amount of $852,528 at one non-participating financial institution. As of March 29, 2009, the company maintained cash balances in excess of the $250,000 limit in the amount of $1,206,768 at one non-participating financial institution.

Checks issued by the Company, but not presented to its banks for payment, may create negative book cash balances. Such negative balances are included in accounts payable and totaled $0 and $369,003 as of March 28, 2010 and March 29, 2009, respectively.

Short-Term and Long-Term Investments

The Company invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities may occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Short-term investments consist of publicly traded mutual funds and are accounted for as available-for-sale securities. Investment income or loss related to these investments (including realized gains and losses, interest and dividends) is included in earnings.

Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of deferred tax, included in accumulated other comprehensive income, a separate component of stockholders’ equity. For the fiscal year ended March 28, 2010, the change in fair value was recognized as an increase of other comprehensive income of $6,454,267, net of deferred taxes of $3,709,933. For the fiscal year ended March 29, 2009, the change in fair value was recognized as a decrease of other comprehensive income of $5,741,492, net of deferred taxes of $3,300,228.

Long-term investments consist of limited partnerships and real estate investments that do not have readily determinable fair values based on quoted market prices. As the Company’s ownership interest is less than 5%, these investments in limited partnerships and real estate investment trusts are recorded at cost and adjusted for decreases that are considered other than temporary. Distributions received are recorded as a return of capital or as investment income if in the form of a dividend.

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Receivables and Credit Policies

Accounts receivable are uncollateralized customer obligations and stated at the invoice amount. The Company generally offers a 1% cash discount if payment is received within ten days of the invoice date and considers an account past due if payment is not received within eleven days of the invoice date.

Payments of accounts receivable are applied to the specific invoices identified on the customer’s remittance advice, or if unspecified, the payment is credited to the customer’s account and offset against the specific invoice as soon as it can be identified by the Company.

Trade accounts receivable are stated net of an allowance for doubtful accounts. The Company estimated the allowance based on its historical experience of the relationship between actual bad debts and net credit sales and on an analysis of specific customers, taking into consideration the age of past due accounts and an assessment of the customer’s ability to pay.

Notes Receivable

Notes receivable consist primarily of principal and accrued interest from various distributors. Terms of these notes vary with maturities extending to fifteen years. Certain notes include interest rates that are fixed and range from 6% to 10% while other notes contain interest rates that vary with the prime rate. Notes receivable are stated net of an allowance for loan loss. The Company estimated the allowance based on an analysis of specific loans, taking into consideration non-performing loans and an assessment of the borrower’s ability to pay. At March 28, 2010 and March 29, 2009, the allowance for loan loss was $1,434,840 and $0, respectively.

Inventories

Finished goods, raw materials and supplies inventories are stated at the lower of cost, which is determined under the first-in, first-out (FIFO) method, or market. Finished goods inventory includes the cost of raw materials, labor and manufacturing overhead. The Company makes provisions for obsolete or slow-moving inventories as necessary to properly reflect inventories at the lower of cost or market.

Property, Plant and Equipment

Property, plant and equipment are stated on the basis of cost less accumulated depreciation. Expenditures for major additions and improvements are capitalized, while minor replacements, maintenance and repairs are charged against earnings as incurred. When property is retired or otherwise disposed of, the costs and accumulated depreciation are removed from the related accounts. Any resulting gain or loss is recognized currently. Depreciation is calculated based on the straight line method over the estimated useful lives of the respective assets as follows:

Land improvements	5 to 20 years
Buildings and improvements	5 to 40 years
Machinery and equipment	5 to 12 years
Furniture and fixtures	5 years
Computer hardware and software	3 years
Leasehold improvements	Lesser of estimated life or lease term

Long-Lived Assets

Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (ASC 360), requires that companies consider whether indicators of

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

impairment of long-lived assets held for use are present. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.

Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. The impairment to be recognized is equal to the excess of the carrying amount of the asset over the fair value of the asset. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Goodwill and Other Intangible Assets

Goodwill is initially recorded as the excess of the cost of acquired entities over the net fair value of assets acquired less liabilities assumed and is subsequently reported at the lesser of carrying value or fair value. Route purchases, which are deemed indefinite lived intangible assets, are initially recorded at their fair value. Goodwill and route purchases are not amortized, but are tested for impairment at least annually. Amortizable intangible assets generally consist of packaging design costs, recipes and other intellectual property and are amortized using the straight-line method over their useful lives of three to fifteen years, which is the estimated period over which economic benefits are expected to be provided.

Officers’ Life Insurance

The Company maintains life insurance policies on certain officers. These policies can be split-dollar or key-man insurance policies. Under the split-dollar insurance policies, the Company pays the premiums and upon the death of the insured will receive an amount equal to the premiums paid on the policy from the policy date to the date of death. Any remaining proceeds will be paid to the beneficiary. If the policy is surrendered before the date of death, the Company will receive the lesser of the cash surrender value or the sum of the premiums paid on the policy from the policy date to the date of surrender. Any remaining proceeds will be paid to the owner. Under the key-man insurance policies, the Company receives the cash surrender value if the policy is surrendered, or receives all benefits payable upon the death of the insured.

Accruals for Self-Insured Losses

Under its self-insurance plan, the Company accrues the estimated expense of health insurance claims based on claims filed subsequent to the end of a reporting period and an additional amount for claims incurred, but not yet reported, based on prior experience. An accrual for such costs of $1,804,149 and $1,965,907 is included in accrued liabilities at March 28, 2010 and March 29, 2009, respectively. The Company also maintains insurance reserves for the self-funded portions of workers’ compensation. The reserves are based on claims filed and estimated claims incurred but not reported. An accrual for such costs of $2,407,360 and $2,101,108 is included in accrued liabilities at March 28, 2010 and March 29, 2009, respectively. Claims payments based on actual claims ultimately filed could differ materially from this estimate.

Derivative Instruments

The Company’s cash flows and earnings are subject to fluctuations resulting from changes in interest rates and commodity prices. The Company manages the exposure to this market risk through internally established policies and procedures and, when deemed appropriate, through the use of derivative financial instruments. The Company’s policy does not allow speculation in derivative instruments for profit or execution of derivative instrument contracts for which there are no underlying exposures. The Company does not use financial instruments for trading purposes and is not a party to any leveraged derivatives. Additional information specific to derivative instruments is disclosed in Notes 11 and 18.

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently payable plus deferred taxes. Deferred taxes are accounted for by the liability method, wherein deferred tax assets or liabilities are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to various reserves (deductible for financial statement purposes but not for income tax purposes), the allowance for doubtful receivables (deductible for financial statement purposes but not for income tax purposes), depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), accrued vacation (deductible for financial reporting purposes but not for income tax purposes), inventory reserves (deductible for financial reporting purposes but deferred for income tax purposes), deferred compensation (deductible for financial reporting purposes but not for income tax purposes) and accrued group insurance (deductible for financial reporting purposes but not for income purposes). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Other Comprehensive Income (Loss)

Comprehensive income (loss) is defined as net income and other changes in stockholders’ equity from transactions and other events from sources other than stockholders. The components of and changes in other comprehensive income (loss) are as follows:

	Beginning	Before-Tax	Tax Benefit	Net-of-Tax	Ending
	Balance	Amount	(Expense)	Amount	Balance

March 28, 2010
Interest rate swaps	$(1,219,113)	$615,539	$(224,672)	$390,867	$(828,246)
Mark to market investments	(8,416,978)	10,164,200	(3,709,933)	6,454,267	(1,962,711)
Commodity hedges	(11,358)	(254,725)	92,975	(161,750)	(173,108)

	$(9,647,449)	$10,525,014	$(3,841,630)	$6,683,384	$(2,964,065)

March 29, 2009
Interest rate swaps	$(605,028)	$(967,063)	$352,978	$(614,085)	$(1,219,113)
Mark to market investments	(2,675,486)	(9,041,720)	3,300,228	(5,741,492)	(8,416,978)
Commodity hedges	—	(17,887)	6,529	(11,358)	(11,358)

	$(3,280,514)	$(10,026,670)	$3,659,735	$(6,366,935)	$(9,647,449)

March 30, 2008
Interest rate swaps	$275,520	$(1,387,770)	$507,222	$(880,548)	$(605,028)
Mark to market investments	1,760,138	(6,985,235)	2,549,611	(4,435,624)	(2,675,486)

	$2,035,658	$(8,373,005)	$3,056,833	$(5,316,172)	$(3,280,514)

Noncontrolling Interests

The Company owns 80% of Melisi Snacks, Inc. which distributes the Company’s products in Connecticut and New York, 51% of Patriot Snacks Real Estate, LLC which owns real estate in Massachusetts, and 80% of Michaud Distributors which distributes the Company’s products in the northeastern United States. SFAS No. 160, “Accounting and Reporting of Noncontrolling Interests in Combined Financial Statements” (ASC 810), requires that the noncontrolling interest shall be classified to equity, the consolidated net income shall be adjusted to include the net income attributed to the noncontrolling interest and consolidated

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

comprehensive income shall be adjusted to include the comprehensive income attributed to the noncontrolling interest. ARB 51, as amended by SFAS No. 160 (ASC 810) requires that the noncontrolling interest continue to be attributed its share of losses even if that attribution results in a deficit noncontrolling interest balance. SFAS No. 160 (ASC 810) was adopted effective March 30, 2009 and prior period amounts have been reclassified to maintain consistency with the current period presentation.

Revenue Recognition

The Company recognizes revenue on the sale of products, net of volume discounts, promotional allowances, shelf space fees and slotting fees, when the products are shipped and the buyer takes ownership and assumes risk of loss. Promotional allowances consist primarily of off-invoice allowances, trade advertising and coupon redemptions. Discounts taken by customers for early payment of invoices were $6,324,871, $5,817,930 and $4,939,130 for the years ended March 28, 2010, March 29, 2009 and March 30, 2008, respectively, and are included in other expense in the consolidated statements of income.

Advertising Costs

Costs incurred for producing and communicating advertising are expensed during the period incurred. Advertising expenses were $12,566,622, $11,705,965 and $9,855,235 for the years ended March 28, 2010, March 29, 2009 and March 30, 2008, respectively.

Research and Development

Research and development expenditures are charged to operations as incurred. Amounts charged to operations for the years ended March 28, 2010, March 29, 2009 and March 30, 2008 were $917,007, $934,400, and $851,611, respectively.

Shipping and Handling Costs

The Company’s shipping and handling costs for product shipments include payments to third party shippers and are included in selling, distribution and administrative expenses. Shipping and handling expenses were $19,139,856, $22,896,788 and $19,691,789 for the years ended March 28, 2010, March 29, 2009 and March 30, 2008, respectively.

Recent Accounting Pronouncements

On March 30, 2009, the Company adopted the Financial Accounting Standards Board’s (FASB) new accounting requirements for accounting for uncertain income tax positions. Under these new requirements, a tax position that meets the more-than-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit or expense that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Footnote 9 outlines the impact of the adoption of this FASB requirement.

On March 30, 2009, the Company adopted the FASB guidance on the accounting and reporting of noncontrolling interests in consolidated financial statements. The guidance requires an entity to present noncontrolling interests as a component of equity and requires an entity to present net income attributable to the controlling and noncontrolling interests separately in the consolidated financial statements. The guidance is required to be applied prospectively, except for the presentation and disclosure requirements, which must be applied retrospectively for all periods presented. As a result of applying the new guidance, noncontrolling interests are reported as a component of stockholders’ equity in the Consolidated Balance Sheets, and net income in the Consolidated Statements of Operations now includes net income attributable to noncontrolling interests as compared to the previous standard, where net income attributable to noncontrolling interests was

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

deducted in the determination of net income. Additionally, the Consolidated Statements of Cash Flows are now presented using net income as calculated pursuant to the new rule.

On July 20, 2009, the Company adopted the FASB guidance on disclosures about derivative instruments and hedging activities. This guidance requires the disclosure of fair values of derivative instruments and their gains and losses in its financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

On March 30, 2009, the Company adopted the FASB’s expanded guidance about the fair value of financial instruments. This guidance requires disclosure about the fair value of financial instruments for interim periods as well as annual periods.

On July 19, 2009, the Company adopted the FASB guidance on subsequent events. The standard is intended to establish general standards of accounting for disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. It is effective for financial periods ending after June 15, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

On January 3, 2010, the Company adopted the FASB guidance with regards to the FASB Accounting Standards Codification (ASC). The ASC is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The ASC is effective for financial statements issued for interim and annual periods ending after September 15, 2009. In accordance with ASC, references to previously issued accounting standards have been highlighted by ASC references. Subsequent revisions to U.S. GAAP will be incorporated into the ASC through Accounting Standards Updates (ASU). The implementation of this standard did not have a material impact on the consolidated financial statements.

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities (VIEs). The guidance replaces the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity. Instead, the new approach is qualitative and focused on identifying which enterprise has the power to direct the activities of a VIE that most significantly impact the entity’s performance and (1) the obligation to absorb the losses of an entity, or (2) the right to receive benefits from the entity. As a result of the changed requirements, it is possible that an entity’s previous assessment of a VIE will change, and the standard now requires ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE. Disclosure requirements under the new standard have been enhanced, and now include disclosure of the method the entity used to determine whether they are the primary beneficiary of the VIE. The guidance is effective for fiscal years beginning after November 15, 2009. Management is currently assessing the impact of the guidance on the Company’s consolidated financial position and consolidated results of operations.

3.	Business Combinations

The Company completed the following acquisition during the year ended March 28, 2010:

	Acquisition	Purchase
Acquired	Date	Price

Assets of Otto Foods, Inc.	July 17, 2009	$470,000

The allocation of the purchase price of this acquisition is noted below:

					Other
Acquired	Inventory	PP&E	Routes	Goodwill	Intangibles

Assets of Otto Foods, Inc.	$50,000	$7,000	$56,260	$331,740	$25,000

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company completed the following acquisitions during the fiscal year ended March 29, 2009:

		Purchase
Acquired	Acquisition Date	Price

Assets of Alamos Distributing	April 14, 2008	$425,000
Assets of Ed Hazlin & Son, Inc.	September 12, 2008	40,000
Assets of B&B Snacks, Inc.	October 31, 2008	1,114,909
Assets of MoTown Snack Foods	December 1, 2008	145,000
Assets of Blue Mountain Snacks, Inc.	December 23, 2008	103,070

The allocation of the purchase price of these acquisitions is noted below:

					Other
Acquired	Inventory	PP&E	Routes	Goodwill	Intangibles

Assets of Alamos Distributing	$—	$1,000	$424,000	$—	$—
Assets of Ed Hazlin & Son, Inc.	—	—	40,000	—	—
Assets of B&B Snacks, Inc.	114,909	17,200	—	982,800	—
Assets of MoTown Snack Foods	—	—	74,898	65,102	5,000
Assets of Blue Mountain Snacks, Inc.	18,070	—	85,000	—	—

The Company completed the following acquisitions during the fiscal year ended March 30, 2008:

		Purchase
Acquired	Acquisition Date	Price

Stock of Grande Foods(1)	April 16, 2007	$22,205,000
Assets of Cameron’s Coffee and Distribution Company	April 30, 2007	4,011,820
Assets of Snack Service Distributing, Inc.	May 14, 2007	256,500
Assets of Wise Distributors of Jacksonville, Inc.	June 4, 2007	1,538,393
Stock of Albert Distributing, Inc.(2)	November 16, 2007	200,000
Assets of Jay’s Foods/Select Snacks(3)	December 10, 2007	25,503,067
Ownership interest Goldy Food Sales LLC	December 28, 2007	3,900,000

The allocation of the purchase price of these acquisitions is noted below:

						Other	Net
Acquired	A/R	Inventory	PP&E	Routes	Goodwill	Intangibles	Equity

Stock of Grande Foods(1)	$—	$—	$—	$5,040,000	$15,796,461	$—	$1,668,539
Assets of Cameron’s Coffee and Distribution Company	—	1,297,185	124,300	2,585,335	—	5,000	—
Assets of Snack Service Distributing, Inc.	—	—	79,593	166,907	5,000	5,000	—
Assets of Wise Distributors of Jacksonville, Inc.	—	217,663	120,730	740,000	455,000	5,000	—
Stock of Albert Distributing, Inc.(2)	—	—	—	—	—	—	200,000
Assets of Jay’s Foods / Select Snacks(3)	5,364,254	4,737,391	8,642,657	3,540,683	—	3,218,081	—
Ownership interest Goldy Food Sales LLC	—	—	544,000	855,000	2,501,000	—	—

(1)	includes G&A Snack Distributing, Inc., a subsidiary of Grande Foods

(2)	acquired remaining 35% interest

(3)	acquired assets of two commonly owned companies out of bankruptcy

These businesses were acquired to expand the Company’s product lines and distribution network. The operating results of the acquired companies have been included in the accompanying consolidated statements

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of operations from the respective dates of acquisition. The acquisitions were accounted for as purchases in accordance with SFAS No. 141(R) “Business Combinations” (ASC 805). The financial statements reflect the final allocation of the purchase price for each acquisition. The goodwill associated with acquisitions for fiscal years ended March 28, 2010 and March 29, 2009 is deductible for tax purposes. The goodwill associated with the Grande Foods and Albert Distributing, Inc. acquisitions for fiscal year ended March 30, 2008 is not deductible for tax purposes.

4.	Investments

The following is a summary of available-for-sale securities:

		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

As of March 28, 2010	$30,429,800	$50,335	$(3,141,218)	$27,338,917
As of March 29, 2009	$43,274,902	$282	$(13,255,365)	$30,019,819

Although designated as available-for-sale, management has the ability to hold investments for a reasonable period of time sufficient for a forecasted recovery of fair value. With the passage of time, management believes investments currently in a loss position will recover their value and therefore considers their impairment to be temporary.

The following presents the Company’s available-for-sale investments which are in a loss position and length of time that individual securities have been in a continuous unrealized loss position:

	Available-for-Sale Mutual Fund Investments in a Continuous Unrealized Loss Position
	Less than 12 Months		12 Months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss

As of March 28, 2010	$4,624,773	$611,518	$19,977,308	$2,529,525	$24,602,081	$3,141,043

As of March 29, 2009	$6,746,214	$999,398	$23,267,615	$12,255,967	$30,013,829	$13,255,365

For the period ended March 28, 2010, interest income and realized losses resulted in a net gain of $635,394. For the period ended March 29, 2009, interest income and realized gains resulted in a net loss of ($493,680). For the period ended March 30, 2008, interest income and realized gains resulted in a net gain of $4,796,660. For purposes of calculating realized gains and losses, cost basis is determined using the average cost method.

The Company maintains an investment account related to wheat hedges. The balance in this account was $448,335 and $358,794 at March 28, 2010 and March 29, 2009, respectively.

5.	Trade Receivables and Concentrations of Credit Risk

Trade receivables are as follows:

	March 28,	March 29,
	2010	2009

Trade receivables	$48,099,765	$50,037,954
Allowance for doubtful accounts	(685,641)	(730,643)

	$47,414,124	$49,307,311

The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Historically, credit losses have been within management’s estimates.

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company does not have any single customer that accounts for a significant concentration of credit risk.

6.	Inventories

Inventories consisted of the following:

	March 28,	March 29,
	2010	2009

Finished goods	$20,403,058	$21,293,029
Raw materials	5,035,543	5,923,328
Maintenance parts	7,420,071	7,370,352

	$32,858,672	$34,586,709

7.	Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	March 28,	March 29,
	2010	2009

Land and improvements	$10,007,468	$9,854,511
Buildings and improvements	55,604,217	54,487,724
Machinery and equipment	131,925,126	129,922,053
Office equipment, furniture and fixtures	30,038,306	29,267,741
Leasehold improvements	1,231,757	1,108,585
Construction in progress	1,313,918	—

	230,120,792	224,640,614
Less accumulated depreciation	(136,173,833)	(128,478,883)

	$93,946,959	$96,161,731

8.	Goodwill and Other Intangible Assets

The Company is required to test goodwill and indefinite lived intangible assets for impairment on at least an annual basis. The Company performed the required impairment test of goodwill and other intangible assets using multiple fair value techniques including discounted cash flow analysis. The Company recorded goodwill impairment charges of $0, $716,279 and $0 for the fiscal years ended March 28, 2010, March 29, 2009 and March 30, 2008, respectively. The $716,279 impairment charge was primarily due to an acquired business that is no longer part of the Company’s distribution network. The Company recorded a $12,293 route impairment charge for the fiscal year ended March 28, 2010 related to routes in Orlando, Florida that have proven to generate lower than planned average route sales in this region. The Company recorded a $234,567 route impairment charge for the fiscal year ended March 29, 2009 related to routes in Southern California that have proven to generate lower than planned average route sales in this region.

The estimated aggregate amortization expense on finite lived intangible assets is as follows: $951,076 in 2011; $781,121 in 2012; $528,149 in 2013; $386,361 in 2014; $383,242 in 2015 and $2,316,752 thereafter.

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The changes in carrying amount of goodwill are as follows:

Goodwill at March 30, 2008	$41,658,994
Goodwill associated with acquisitions	1,047,902
Revision of Grande Foods purchase price allocation	(500,000)
Impairment	(716,279)

Goodwill at March 29, 2009	$41,490,617
Goodwill associated with Otto acquisition	331,740

Goodwill at March 28, 2010	$41,822,357

The following table reflects the components of intangible assets other than goodwill at March 28, 2010:

	Gross Carrying	Accumulated
	Amount	Amortization

Indefinite lived tangible assets:
Routes	$20,469,166
Tradenames	15,000

	20,484,166

Finite lived intangible assets:
Packaging design costs	3,585,301	$(2,547,919)
Recipes	5,407,088	(1,939,086)
Trademarks	452,512	(144,795)
Non-compete agreements	45,000	(18,750)
Other	690,039	(182,689)

	10,179,940	(4,833,239)

	$30,664,106	$(4,833,239)

The following table reflects the components of intangible assets other than goodwill at March 29, 2009:

	Gross Carrying	Accumulated
	Amount	Amortization

Indefinite lived tangible assets:
Routes	$28,067,955
Tradenames	15,000

	28,082,955

Finite lived intangible assets:
Packaging design costs	3,894,880	$(2,941,650)
Recipes	3,200,000	(278,974)
Trademarks	443,155	(113,587)
Non-compete agreements	25,000	(12,918)
Other	1,295,348	(142,640)

	8,858,383	(3,489,769)

	$36,941,338	$(3,489,769)

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Income Taxes

Deferred tax assets (liabilities) are comprised of the following:

	March 28,	March 29,
	2010	2009

Accruals	$11,930,972	$5,199,259
Allowance for bad debts	1,487,514	397,203
Federal and state net operating loss and capital loss carryforwards	1,708,312	3,174,338
Basis differences in investments	777,531	—
Derivatives and unrealized gain on investments	1,705,720	5,545,385
Less valuation allowances	(745,047)	(1,040,141)

Gross deferred tax assets	16,865,002	13,276,044

Depreciation and amortization	(13,089,934)	(9,641,578)
Capitalized parts in inventory	(1,320,831)	(1,842,558)
Basis differences in investments	—	(630,967)
Installment sales	(155,019)	(276,186)

Gross deferred tax liabilities	(14,565,784)	(12,391,289)

Net deferred tax assets	$2,299,218	$884,755

	March 28,	March 29,	March 30,
	2010	2009	2008

Current	$19,491,313	$13,408,427	$10,759,964
Deferred	(5,254,128)	(1,371,177)	1,195,329

	$14,237,185	$12,037,250	$11,955,293

The Company’s effective tax rate differs from the statutory rates due to the Company recording reserves based on income tax audits, permanent different, and the effect of state taxes.

At March 28, 2010 and March 29, 2009, the Company, through several of its subsidiaries, had federal operating loss carryforwards of approximately $10,000 and $3,400,000, respectively, with varying expiration dates. Management considers the benefit of these losses to be fully realizable.

At March 28, 2010 and March 29, 2009, a wholly-owned subsidiary, SOH Distribution Co., Inc. had state operating loss carryforwards of approximately $6,000,000 and $152,000,000, respectively, with a total potential benefit of approximately $500,000 and $2,000,000, respectively, which begin to expire in 2011. The net realizable value of this benefit has been reduced by a valuation allowance of approximately $0 at March 28, 2010 and $1,000,000 at March 29, 2009.

At March 28, 2010, a wholly-owned subsidiary, Snyder’s of Hanover Mfg., Inc. had state operating loss carryforwards of approximately $6,000,000 with a total potential benefit of approximately $600,000, which begin to expire in 2028. The net realizable value of this benefit has been reduced by a valuation allowance of approximately $600,000 because management believes that sufficient taxable income from Snyder’s of Hanover Mfg., Inc. may not be realized over the life of the carryforwards. In addition, at March 28, 2010, Snyder’s of Hanover Mfg., Inc. had state capital loss carryforwards of approximately $4,500,000 with a total potential benefit of approximately $300,000 which begin to expire in 2014. Management considers the benefit of these losses to be fully realizable.

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At March 28, 2010, a wholly-owned subsidiary, Snyder’s of Hanover Sales Co., Inc. had state operating loss carryforwards of approximately $1,000,000 with a total potential benefit of approximately $100,000, which begin to expire in 2025. The net realizable value of this benefit has been reduced by a valuation allowance of approximately $100,000 because management believes that sufficient taxable income from Snyder’s of Hanover Sales Co., Inc. may not be realized over the life of the carryforwards.

Effective March 30, 2009, the Company adopted the accounting for uncertainty in income tax positions provisions of ASC Topic 740, “Income Taxes” (“ASC Topic 740”) which applies to all tax positions related to income taxes. ASC Topic 740 (formerly known as FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes or FIN 48) requires a new evaluation process for all tax positions taken. ASC Topic 740-10 clarifies accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. If the probability for sustaining a tax position is greater than 50%, then the tax position is warranted and recognition should be at the highest amount which would be expected to be realized upon ultimate settlement.

As a result of the implementation of ASC Topic 740, the Company recognized an increase to liabilities for uncertain tax positions, interest and penalties (net of federal benefit) totaling $1,702,166 through an adjustment to retained earnings. In addition, a liability was recognized in current year earnings in the amount of $779,034 related to current year adjustments to uncertain tax positions. The Company’s tax reserves relate to inventory adjustments and state filing issues. The Company anticipates that the amounts accrued for uncertain tax positions will increase by $700,000 — $900,000 in the next twelve months. This increase is the result of potential lost tax benefits resulting from the expiration of statute of limitations and continued state filing issues.

The Company is subject to U.S. federal income tax as well as state and local income tax. The statute of limitations is open for the federal and certain state returns including Massachusetts, Missouri and New York for fiscal years ended April 1, 2007 and later. In addition, certain states with a longer statute of limitations including California and Michigan are open for fiscal years ended April 2, 2006 and later. The Company does have some net operating loss carryforwards generated by acquired entities where the IRS could still make adjustments for periods prior to those listed above. Currently, no federal or state income tax returns are under examination.

The Company’s practice is to recognize interest and penalties related to uncertain tax positions in income tax expense. The amount of interest and penalties recognized in tax expense for the fiscal year ended March 28, 2010 is $267,871. The Company had accrued interest and penalties of $908,564 and $640,693 as of March 28, 2010 and March 29, 2009, respectively.

10.	Long-Term Debt and Lines of Credit

The Company’s borrowings consist of the following:

	Total		Current Portion		Long-term Portion
	March 28,	March 29,	March 28,	March 29,	March 28,	March 29,
	2010	2009	2010	2009	2010	2009

Lines of credit	$207,538	$1,152,627	$207,538	$1,152,627	$—	$—
Senior notes	100,000,000	100,000,000	—-	—	100,000,000	100,000,000
Bank term loans — variable	18,040,798	19,905,392	2,889,231	2,566,655	15,151,567	17,338,737
Bank term loans — fixed	1,081,115	1,442,896	263,092	361,972	818,023	1,080,924
Other	131,893	187,138	95,332	96,921	36,561	90,217

Subtotal	$119,461,344	$122,688,053	$3,455,193	$4,178,175	$116,006,151	$118,509,878
Less: Lines of credit	207,538	1,152,627	207,538	1,152,627	—	—

	$119,253,806	$121,535,426	$3,247,655	$3,025,548	$116,006,151	$118,509,878

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company maintains lines of credit with two financial institutions. These lines of credit bear interest at the 30-day LIBOR rate plus incremental basis points ranging from 150 to 250. As of March 28, 2010, the Company had $12,092,462 in available funds from these lines of credit.

On June 12, 2007, the Company authorized the issuance and sale of $100,000,000 aggregate principal amount of its 5.72% Senior Notes due June 12, 2017. Interest is payable semi-annually in June and December. Acquisition costs of $357,115 are being amortized over the life of the notes. Proceeds were used for acquisitions and the reduction of debt with various financial institutions.

The Company maintains several variable rate term loans with financial institutions. These terms generally carry an interest rate that is based on the 30-day LIBOR rate plus incremental basis points ranging from 35 to 250 payable monthly. These term loans have maturity dates ranging from 2011 through 2018.

The Company maintains two fixed rate term loans with financial institutions. These term loans bear interest at 5.13% and 5.25% and mature in 2015 and 2012, respectively.

As of March 28, 2010, principal maturities of debt for the next five years are as follows:

2011	$3,455,193
2012	4,381,808
2013	3,216,665
2014	2,589,016
2015	1,824,423
Thereafter	103,994,239

For the years ended March 28, 2010, March 29, 2009 and March 30, 2008, the Company incurred interest expense in the amount of $6,845,116, $6,986,990 and $6,886,486, respectively.

The Company has outstanding letters of credit totaling $1,535,790 and $1,475,790 at March 28, 2010 and March 29, 2009 respectively. At March 28, 2010, the letters of credit include $1,445,000 benefiting the Company’s insurance carriers, $50,000 in favor of the State of Florida and $40,790 for an Indiana energy supplier.

Collateral for debt with several financial institutions consists of the investment account held with Hanover Capital Management, Inc., business assets, real property located at Foxborough, MA, and notes receivable due from independent operators at one of the subsidiaries. The terms of the Company’s borrowings also contain various events of default, including but not limited to those related to non-payment of principal, interest or fees; violations of certain covenants; and certain bankruptcy-related events. As of March 28, 2010, the Company was in compliance with all covenants.

11.	Derivative Instruments and Hedging Activities

The Company uses derivatives to manage risks related to interest rate movements and certain commodity prices. The Company classifies both the earnings and cash flow impact from these derivatives consistent with the underlying hedged item.

Interest Rate Swaps

The gain or loss on the effective portion of the hedge initially is included as a component of other comprehensive income and is subsequently reclassified into earnings when interest on the related debt is paid. The Company’s interest rate risk management strategy is to stabilize cash flow requirements by maintaining

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interest rate swap contracts to convert variable-rate debt to a fixed rate. Outstanding interest rate swaps as of March 28, 2010 and March 29, 2009 are as follows:

	Notional Amount at
	March 28,	March 29,	Underlying	Swap	Maturity
Financial Institution	2010	2009	Interest Rate	Interest Rate	Date

M&T Bank	$3,666,692	$4,666,688	30-Day LIBOR + 0.85	4.95%	11/1/2013
M&T Bank	2,714,982	2,781,102	30-Day LIBOR + 1.15	4.90%	5/1/2020
M&T Bank	1,195,436	1,226,232	30-Day LIBOR + 1.15	4.37%	7/2/2018
Wachovia Bank	6,176,407	7,118,432	30-Day LIBOR + 0.35	4.74%	10/5/2015
TD Banknorth	2,507,892	2,475,000	30-Day LIBOR + 0.70	5.95%	3/2/2017
TD Banknorth	731,432	—	30-Day LIBOR + 2.50	4.29%	7/5/2013
TD Banknorth	1,045,164	1,500,000	30-Day LIBOR + 1.50	5.69%	7/1/2013

	$18,038,005	$19,767,454

The Company designated the interest rate swap contracts as cash flow hedges and reports the swaps at fair value with any ineffectiveness recorded immediately. All changes in the fair value of the outstanding cash flow hedges, except the ineffective portion, are deferred as other comprehensive income, until net income is affected by the variability of cash flows of the hedged transaction. At that point, the variability is recognized and adjusted from accumulated comprehensive income to interest expense over the life of the swap contracts.

At March 28, 2010, approximately 15.3% of total debt, after the impact of the related interest rate derivative instruments, was exposed to variable rates, compared to 17.2% as of March 29, 2009.

Commodity Hedges

The Company is exposed to commodity price risk related to forecasted purchases of commodities. The Company uses derivatives, with terms of no more than one year to hedge price fluctuations related to a portion of anticipated commodity purchases, primarily for wheat.

Commodity futures contracts designated and qualifying as cash flow hedges are reported at fair value and any ineffectiveness is recorded immediately.

The Company maintained commodity futures throughout the year ended March 28, 2010 that hedged approximately 80% of its planned wheat requirements. As of March 28, 2010, the Company had 173 outstanding commodity futures contracts related to ingredients.

The Company’s open commodity derivative contracts that qualify for hedge accounting had a face value of $280,047 as of March 28, 2010 and $340,907 as of March 29, 2009. These contracts resulted in net unrealized losses of $161,750, $11,358 and $0 as of March 28, 2010, March 29, 2009 and March 30, 2008, respectively.

The pre-tax income/(expense) effect of derivative instruments on the Consolidated Statements of Operation is as follows:

	March 28,	March 29,	March 30,
	2010	2009	2008

Interest rate swaps (included in Interest expense, net)	$614,706	$453,615	$(127,601)
Commodity hedges (included in Cost of goods sold)	45,613	—	—

	$660,319	$453,615	$(127,601)

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value of the derivative instrument asset/(liability) in the Consolidated Balance Sheets using Level 2 inputs is as follows:

	March 28,	March 29,
	2010	2009

Interest rate swaps (included in Other non-current liabilities)	$(1,304,323)	$(1,919,862)
Commodity hedges (included in Other non-current liabilities)	(272,613)	(17,887)

	$(1,576,936)	$(1,937,749)

The change in unrealized pre-tax gains (losses) included in other comprehensive income due to fluctuations in interest rates and commodity hedges were as follows:

	March 28,	March 29,
	2010	2009

Interest rate swaps	$615,539	$(967,063)
Commodity hedges (included in Other non-current liabilities)	(254,725)	(17,887)

	$360,814	$(984,950)

Additional information specific to derivative instruments is disclosed in Note 18.

12.	Defined Contribution Plan

The Company sponsors a 401(k) plan that covers all eligible employees. Contributions to the 401(k) plan are based on the Company matching a portion of the employee’s voluntary contribution. The amounts of the Company’s contributions were $3,121,324, $2,918,490 and $2,372,142 for the fiscal years ended March 28, 2010, March 29, 2009 and March 30, 2008, respectively.

13.	Operating Leases

The Company leases transportation equipment (principally trucks), warehouse space and manufacturing equipment under operating leases. Total rental expense for all operating leases amounted to $11,248,528, $9,145,770 and $7,663,715 at March 28, 2010, March 29, 2009 and March 30, 2008, respectively.

Future minimum rental payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of March 28, 2010 are as follows:

For fiscal years ending:	2011	$8,549,142
	2012	6,295,667
	2013	4,483,387
	2014	2,620,742
	2015	1,593,252
	Thereafter	984,450

Total minimum payments required		$24,526,640

Most operating leases contain options for renewal at the end of the initial lease term. In most cases, management expects that leases will be renewed or replaced by other leases in the normal course of business.

14.	Common stock split

On September 14, 2007, the Company’s Board of Directors declared a two-for-one stock split effected in the form of a stock dividend payable to shareholders of record on October 1, 2007. This resulted in the issuance of 40,000 shares of Class A common stock and 657 shares of Class B common stock.

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On October 8, 2009, the Company’s Board of Directors declared a ten-for-one stock split (effective October 1, 2009), effected in the form of a stock dividend, on the Company’s common stock. Each shareholder of record on October 1, 2009, received nine additional shares of common stock for each share of common stock then held. The Company retained the current par value of $100 per share for all shares of common stock. All per share amounts in the footnotes have been restated to reflect this split.

In conjunction with issuing new shares of common stock, the Company reissued all shares held in treasury to satisfy the ten-for-one stock split. Stockholders’ equity reflects the stock split by reclassifying treasury stock and retained earnings to “Class A common stock” and “Class B common stock”, in an amount equal to the par value of the additional shares arising from the split.

15.	Executive Deferred Compensation

The Board of Directors approved and initiated a non-qualified Executive Compensation Plan on October 1, 2005 covering certain highly compensated members of management. The plan is contributory and participation in the plan is at the discretion of the Board of Directors. Eligible employees may elect a percentage or dollar amount of their base salary and/or bonus that they wish to defer under this Plan. Employee contributions under this plan were $140,019 and $137,430 as of March 28, 2010 and March 29, 2009, respectively.

16.	Share-based Compensation

Effective January 1, 1998, the Company adopted the 1998 Non-Qualified Stock Option Plan (the “Plan”). The Plan calls for stock options to be issued to the Company’s Chairman, President, Vice-Presidents and Board of Directors. The Company has reserved 40,000 shares of its Class B, non-voting common stock for issuance under the Plan and the Executive Stock Purchase Plan adopted January 1, 2003. Stock options may be exercised on or before the date which is fifteen years after the date of grant. Stock options granted to directors are vested 100% when granted. All other stock options vest 100% upon the completion of five years of cumulative participation in the Plan.

Following is a summary of the status of the Plan with amounts restated for the ten-for-one stock split effected in the form of a stock dividend:

		Weighted Average
	Options	Exercise Price

Outstanding at April 1, 2007	25,800	$260.10
Exercised	(380)	261.30
Granted	1,520	675.50

Outstanding at March 30, 2008	26,940	261.00

Exercised	(2,410)	152.70
Granted	1,920	723.00

Outstanding at March 29, 2009	26,450	304.40

Exercised	(200)	131.75
Granted	1,540	700.80

Outstanding at March 28, 2010	27,790	$327.63

Exercisable at March 28, 2010	23,160	$278.35

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value of each stock option award is estimated on the date of grant using Black-Scholes option valuation model that uses the assumptions noted in the table below.

	March 28,	March 29,	March 30,
	2010	2009	2008

Expected volatility	35.27% - 38.03%	32.86%	24.70%
Expected dividends	1.50%	1.50%	1.50%
Expected terms (in years)	7.5 - 9.7 years	7.5 years	10 years
Risk-free rate	2.31%-2.65%	3.10%	2.40%

The weighted-average grant date fair value of stock options granted during the year ended March 28, 2010 was $270.96 per option.

The Company amortizes share-based compensation on a straight-line basis over the vesting period for the award. Share-based compensation costs charged against operations related to stock options issued under the Plan was $417,285, $270,246 and $234,765 for the years ended March 28, 2010, March 29, 2009 and March 30, 2008, respectively.

17.	Related Party Transactions

The Company has notes receivable from two stockholders and an affiliate of Michaud Distributors, Inc. The notes are unsecured, due upon demand and bear interest at the best rate available to Michaud Distributors, Inc. by its primary commercial lenders. Interest started to accrue on these notes April 1, 2009. The notes receivable are recorded in the following amounts:

March 28,	March 29,
2010	2009

$318,237	$311,424

A Director of the Company is a partner in a law firm that serves as counsel to the Company. The Company paid legal fees and expenses to the law firm in the following amounts:

March 28,	March 29,	March 30,
2010	2009	2008

$1,035,126	$158,743	$257,985

The Company is related to ARWCO Corporation, MAW Associates, LP and Warehime Enterprises, Inc. through common ownership. Transactions with these affiliates are primarily related to the collection and remittance of loan payments on notes receivable held by the affiliates. The company is reimbursed for certain overhead and administrative expenses associated with the services provided to the affiliates. The following amounts were included in accounts payable:

	March 28,	March 29,
	2010	2009

ARWCO Corporation	$11,556	$6,339
MAW Associates, LP	97,936	46,534
Warehime Enterprises, Inc.	19,505	12,599

	$128,997	$65,472

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	Fair Value Measurements

The Company adopted SFAS 157, “Fair Value Measurements and Disclosures” (ASC 820), effective March 31, 2008 for all financial assets and liabilities as required. The adoption of SFAS 157 (ASC 820) was not material to the Company’s consolidated financial position or results of operations. SFAS 157 (ASC 820) defines fair value, establishes a framework for measuring fair value in applying generally accepted accounting principles, and expands disclosures about fair value of assets and liabilities using observable and unobservable inputs.

Observable inputs are based on market data or independent sources while unobservable inputs are based on the Company’s own market assumptions. Once inputs have been characterized, SFAS 157 (ASC 820) requires companies to prioritize the inputs used to measure fair value into one of three broad levels. SFAS 157 (ASC 820) applies whenever an entity is measuring fair value under other accounting pronouncements that require or permit fair value measurement and requires the use of observable market data when available.

SFAS 157 (ASC 820) establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. SFAS 157 (ASC 820) defines levels within the hierarchy based on the reliability of inputs as follows:

•	Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reporting date. The short-term investments are valued at the net asset value of units held at year-end in active markets.

•	Level 2 — Pricing inputs which are directly or indirectly observable as of the reporting date, other than quoted prices in active markets included in Level 1. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models. The interest rate swap agreements are valued using a pricing model. The model is based upon financial principles and assumptions that combine raw inputs and quantitative processes, which management believes to be reasonable.

•	Level 3 — Pricing inputs include significant inputs that are generally less observable than objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. The Company had no significant Level 3 measurements as of March 28, 2010 and March 29, 2009.

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables provide fair value measurement information for the Company’s major categories of financial assets and liabilities measured on a recurring basis:

	Fair Value Measurements at March 28, 2010 Using
	Quoted Prices in
	Active Markets for	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)

Assets
Short-term investments	$27,787,252	$—	$—
Liabilities
Derivatives	$—	$1,576,936	$—

	Fair Value Measurements at March 29, 2009 Using
	Quoted Prices in
	Active Markets for	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)

Assets
Short-term investments	$30,378,613	$—	$—
Liabilities
Derivatives	$—	$1,937,749	$—

Management believes that the carrying value of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates fair value as a result of the short-term maturities of these instruments. Short-term investments in mutual funds are reported at fair value as required by SFAS 115 (ASC 320). The fair value of the Company’s long-term investments has not been estimated as the Company has determined that it is not practicable to estimate such value. The Company is not aware of any events or circumstances that may have a significant adverse impact on the fair value of its long-term investments. Impairment testing is done on an annual basis or as the Company becomes aware of events that adversely impact the long-term investments held in partnerships and real estate investment trusts. The Company reports derivative instruments at fair value.

The Company estimated the fair value of its senior notes using discounted cash flow analysis, based on rates for similar types of borrowing arrangements with the same remaining maturity. The estimated fair values of the fixed-rate senior notes for March 28, 2010 and March 29, 2009 are $124,172,904 and $126,097,332, respectively.

Considerable judgment is required to develop estimated fair values of financial instruments. Although the fair value of the Company’s senior notes differs from the carrying value, settlement at the reported fair value may not be possible or may not be a prudent management decision. The estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments.

19.	Commitments and Contingencies

The Company purchases certain raw materials at prices that are fixed over a period of time ranging from three months to one year. The pricing is contingent upon the achievement of estimated volumes. However, the Company is not liable for estimated volumes that may not be achieved.

The Company maintains a compensating balance of $2,000,000 in a demand deposit account with a financing institution to support a $30,000,000 Term Note and a $30,000,000 Line of Credit for MAW Associates, LP. This amount has been recorded in other non-current assets in the consolidated balance sheet as of March 28, 2010.

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company has pending litigation as a result of certain independent operators who have claimed that they were previously misclassified and should have been considered employees of the Company. These individuals are claiming that they are entitled to items including, but not limited to, additional wages, benefits and reimbursement of certain expenditures. On August 11, 2009, the Company reached a tentative settlement agreement in the amount of $10,000,000, subject to the successful negotiation of the remaining terms of the agreement as well as various judicial approvals. The Company recorded a $10,000,000 extraordinary charge on October 11, 2009. This amount has been recorded in accrued expenses in the consolidated balance sheet as of March 28, 2010. On April 20, 2010, the judicial authority assigned to the case provided preliminary approval of the settlement amount and classification as a national class-action lawsuit.

The Company guarantees approximately 1,161 bank loans made to independent sales distributors by third-party financial and other institutions for the purchase of distribution routes and trucks. The maximum potential amount of future payments the Company could be required to make under the guarantees is approximately $60,000,000. The Company’s guarantees are indirectly secured by the distribution routes and trucks. The Company does not believe it is probable that it will be required to make material guarantee payments as a result of defaults on the bank loans guaranteed. The amounts recognized as of March 28, 2010, March 29, 2009 and March 30, 2008 were not material.

The Company is periodically a party to various other lawsuits, claims and investigations, both actual and potential, arising in the normal course of business. Based on internal review and advice of legal counsel, management believes the ultimate outcome of these matters, individually and in the aggregate, will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

20.	Subsequent Events

On April 21, 2010, the Company purchased certain assets and assumed certain liabilities of TPF Texas Premium, LLC and Shawnee Quality Snacks, LLC to expand the Company’s distribution network in Texas, Oklahoma and Kansas. The Company paid $8,342,706 for assets consisting primarily of accounts receivable, inventory, property, plant & equipment and routes. The purchase price is subject to final verification of the assets purchased. The Company expects to finalize the purchase price allocation during the second quarter of fiscal year 2011.

On July 21, 2010, the Company entered into a definitive merger agreement with Lance, Inc. (“Lance”), a publicly-held company that is currently one of the Company’s suppliers, providing for a “merger of equals” business combination of the Company and Lance. The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, the Company will merge with a wholly-owned subsidiary of Lance, and each outstanding share of capital stock of the Company will be converted into the right to receive 108.25 shares of Lance common stock. The merger is expected to result in the Company stockholders and Lance stockholders holding approximately 50.1% and 49.9%, respectively, of the combined company. In connection with the merger, Lance will change its name to Snyder’s-Lance, Inc.

Under the terms of the merger agreement, if the merger is completed, Lance stockholders prior to the merger will receive a special cash dividend of $3.75 per share, and Lance will issue approximately 32.7 million shares to the holders of outstanding common stock of the Company. The transaction, which is intended to be structured as a tax-free exchange of shares, is expected to close during the fourth quarter of 2010, and is subject to customary closing conditions, including obtaining certain regulatory approvals and approvals from the stockholders of both companies.

The merger agreement contains certain termination rights for both the Company and Lance, including termination rights if the merger is not consummated on or before April 1, 2011 and if the approval of the stockholders of either the Company or Lance is not obtained. The merger agreement further provides that, upon termination of the merger agreement under specified circumstances, including termination of the merger

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

agreement by the Company or Lance as a result of an adverse change in the recommendation of the other party’s board of directors, the Company may be required to pay to Lance, or Lance may be required to pay to the Company, a termination fee of $25 million.

The Company is expected to incur significant expenses in connection with the merger. While the Company has assumed that a certain level of expenses will be incurred, there are many factors that could affect the total amount or the timing of the expenses, and many of the expenses that will be incurred are, by their nature, difficult to estimate. These expenses could result in the combined company taking significant charges against earnings following the completion of the merger. The amount and timing of such charges are uncertain at the present time. The Company incurred $34,511 in professional fees associated with the proposed merger during the twelve weeks ended June 20, 2010.

Lance is a leading manufacturer and distributor of sandwich crackers, sandwich cookies and other snack food products.

The Company has evaluated events and transactions occurring subsequent to the balance sheet date of March 28, 2010 for items that should potentially be recognized or disclosed in these financial statements as prescribed by ASC 855, Subsequent Events. The evaluation was conducted through the date these financial statements were issued.

This information is an integral part of the accompanying financial statements.

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 20,	March 28,
	2010	2010
	(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	$61,066,119	$66,382,441
Short-term investments	27,379,977	27,787,252
Trade receivables, net	54,834,553	47,414,124
Other receivables	2,580,794	7,544,422
Current portion of notes receivable	687,469	654,002
Inventories	37,551,162	32,858,672
Prepaid expenses	2,349,042	2,135,254
Deferred income taxes	11,202,012	11,003,039

Total current assets	197,651,128	195,779,206
Property, plant and equipment, net	94,369,622	93,946,959
Long-term investments	16,284,856	16,506,285
Purchased routes	24,608,500	20,469,166
Goodwill	42,600,235	41,822,357
Intangibles, net	5,332,057	5,361,701
Officers’ life insurance	2,601,784	2,575,438
Non-current portion of notes receivable, net	2,908,279	3,055,734
Other non-current assets	3,994,153	3,674,817

Total assets	$390,350,614	$383,191,663

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Lines of credit	$772,342	$207,538
Current portion of long-term debt	3,329,297	3,247,655
Trade accounts payable	21,457,319	18,053,282
Accrued expenses	31,676,940	33,161,897
Accrued taxes	5,146,871	3,240,155

Total current liabilities	62,382,769	57,910,527
Long-term debt	115,197,517	116,006,151
Deferred income taxes	8,125,521	8,703,821
Other non-current liabilities	1,542,520	1,576,936

Total liabilities	187,248,327	184,197,435

Commitments and contingencies
Stockholders’ equity
Class A common stock, $100 par value, voting; 1,000,000 shares authorized 291,770 issued and outstanding at 6/20/10 and 3/28/10	29,177,000	29,177,000
Class B common stock, $100 par value, non-voting; 40,000 shares authorized 9,798 issued and outstanding at 6/20/10 and 3/28/10	979,800	979,800
Additional paid in capital	7,698,674	7,583,174
Retained earnings	167,571,249	163,300,638
Accumulated other comprehensive loss	(3,213,075)	(2,964,065)

Treasury stock; 0 shares at 6/20/10 and 3/28/10	—	—

Total Snyder’s of Hanover, Inc. stockholders’ equity	202,213,648	198,076,547
Noncontrolling interests	888,639	917,681

Total stockholders’ equity	203,102,287	198,994,228

Total liabilities and stockholders’ equity	$390,350,614	$383,191,663

The accompanying notes are an integral part of these statements.

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the 12 Weeks Ended
	June 20,	June 21,
	2010	2009
	(Unaudited)

Net sales	$159,752,803	$154,736,904
Cost of goods sold	105,401,994	105,839,821

Gross profit	54,350,809	48,897,083
Selling, distribution and administrative expenses	44,013,532	39,986,104

Operating profit	10,337,277	8,910,979
Interest expense, net	1,127,692	999,810
Other (income) expense	580,777	(1,115,901)

Income before income taxes	8,628,808	9,027,070
Income tax expense	3,081,347	3,087,176

Net income	5,547,461	5,939,894
Less: Net income (loss) attributable to noncontrolling interests	(29,042)	(202,059)

Net income attributable to Snyder’s of Hanover, Inc.	$5,576,503	$6,141,953

The accompanying notes are an integral part of these statements.

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the 12 Weeks Ended
	June 20,	June 21,
	2010	2009
	(Unaudited)

Net income	$5,547,461	$5,939,894
Other comprehensive income (loss)
Fair value adjustments of swaps, net of tax	(125,489)	482,867
Fair value adjustments of investments, net of tax	(290,811)	2,760,683
Fair value of commodity hedges, net of tax	167,290	18,971

Comprehensive income	5,298,451	9,202,415
Less: Comprehensive (loss) income attributable to the noncontrolling interests	(76,970)	(76,455)

Comprehensive income attributable to Snyder’s of Hanover, Inc.	$5,375,421	$9,278,870

The accompanying notes are an integral part of these statements.

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 12 Weeks Ended
	June 20,	June 21,
	2010	2009
	(Unaudited)

Cash flows from operating activities:
Net income	$5,547,461	$5,939,894
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	4,171,253	4,224,622
Amortization of intangible assets	237,506	288,838
Noncontrolling interests	(29,042)	(202,209)
Deferred income taxes	(634,142)	(1,139,301)
(Gain) loss on disposal of property, plant and equipment	(118,353)	60,067
Loss (gain) on disposal of investments	49,304	(84,037)
Loss on disposal of assets	12,169	—
Gain on sale of routes	(242,167)	(1,733,909)
Stock compensation expense	115,500	60,000
Forgiveness of debt	—	70,000
Changes in operating assets and liabilities:
Accounts receivable — trade	(5,656,977)	(2,068,357)
Accounts receivable — other	4,963,628	2,339,624
Inventories	(3,481,597)	(2,350,402)
Prepaid expenses	(189,396)	903,755
Accounts payable	3,404,037	2,538,604
Accrued expenses	(1,506,448)	1,673,268
Accrued income taxes	1,906,716	(2,030,736)

Net cash provided by operating activities	8,549,452	8,489,721

Cash flows from investing activities:
Purchases of property, plant and equipment	(4,493,025)	(7,210,609)
Proceeds from sale of property, plant and equipment	203,004	356,540
Purchases of routes and other assets	(715,535)	(572,118)
Increase in restricted cash	—	(2,000,000)
Acquisition of business	(8,193,592)	—
Proceeds from sale of routes	536,993	2,502,062
Purchases of short-term / long-term investments	(100,000)	(504,010)
Return of capital	221,429	134,660
Increase in notes receivable	(62,109)	(72,981)
Collections on notes receivable	176,098	131,874

Net cash used in investing activities	(12,426,737)	(7,234,582)

Cash flows from financing activities:
Net change in lines of credit	564,803	370,833
Additions to debt	100,551	208,444
Repayment of debt	(827,541)	(902,051)
Proceeds from sale of Class B Common stock	—	14,460
Dividends paid	(1,276,850)	(751,025)

Repurchase of treasury stock	—

Net cash used in financing activities	(1,439,037)	(1,059,339)

Net increase in cash and cash equivalents	(5,316,322)	195,800
Cash and cash equivalents, beginning of period	66,382,441	16,683,117

Cash and cash equivalents, end of period	$61,066,119	$16,878,917

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$3,117,639	$3,147,230
Cash paid during the period for taxes	1,808,773	5,413,609
Supplemental disclosure of non-cash transactions:
Unrealized gain/(loss) on investments	$(290,811)	$2,760,683

The accompanying notes are an integral part of these statements.

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1.	Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These condensed financial statements should be read in conjunction with the audited financial statements and notes in the Annual Report for the fiscal year ended March 28, 2010. In management’s opinion, these condensed financial statements reflect all adjustments, consisting of only normal, recurring accruals, necessary to present fairly the Company’s condensed financial statements for the interim periods presented herein. The consolidated results for the twelve weeks ended June 20, 2010 are not necessarily indicative of the results to be expected for the full year.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future, actual results could differ from those estimates.

Recent Accounting Pronouncements

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities (VIEs). The guidance replaces the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity. Instead, the new approach is qualitative and focused on identifying which enterprise has the power to direct the activities of a VIE that most significantly impact the entity’s performance and (1) the obligation to absorb the losses of an entity, or (2) the right to receive benefits from the entity. As a result of the changed requirements, it is possible that an entity’s previous assessment of a VIE will change, and the standard now requires ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE. Disclosure requirements under the new standard have been enhanced, and now include disclosure of the method the entity used to determine whether they are the primary beneficiary of the VIE. The guidance is effective for fiscal years beginning after November 15, 2009. The adoption of this standard did not have a material impact on the consolidated financial statements.

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(UNAUDITED)

2.	Other Comprehensive Income (Loss)

Comprehensive income (loss) is defined as net income and other changes in stockholders’ equity from transactions and other events from sources other than stockholders. The components of and changes in other comprehensive income (loss) are as follows:

	Beginning	Before-Tax	Tax Benefit	Net-of-Tax	Ending
	Balance	Amount	(Expense)	Amount	Balance

June 20, 2010
Interest rate swaps	$(828,246)	$(197,621)	$72,132	$(125,489)	$(953,735)
Mark to market investments	(1,962,711)	(457,970)	167,159	(290,811)	(2,253,522)
Commodity hedges	(173,108)	263,450	(96,160)	167,290	(5,818)

	$(2,964,065)	$(392,141)	$143,131	$(249,010)	$(3,213,075)

March 28, 2010
Interest rate swaps	$(1,219,113)	$615,539	$(224,672)	$390,867	$(828,246)
Mark to market investments	(8,416,978)	10,164,200	(3,709,933)	6,454,267	(1,962,711)
Commodity hedges	(11,358)	(254,725)	92,975	(161,750)	(173,108)

	$(9,647,449)	$10,525,014	$(3,841,630)	$6,683,384	$(2,964,065)

3.	Business Combinations

The Company completed the following acquisitions during the twelve weeks ended June 20, 2010:

Acquired	Acquisition Date	Purchase Price

Assets and certain liabilities of:	April 16, 2010	$8,193,592
Texas Premium, LLC
Shawnee Quality Snacks, LLC

The allocation of the purchase price of these acquisitions is noted below:

		Accounts				Other	Other	Other
Acquired	Inventory	Receivable	PP&E	Routes	Goodwill	Intangibles	Assets	Liabilities

Assets and certain liabilities of:	$1,210,893	$1,743,452	$185,540	$4,230,700	$777,878	$—	$84,557	$(39,428)
Texas Premium, LLC
Shawnee Quality Snacks, LLC

The Company completed the following acquisition during the fiscal year ended March 28, 2010:

Acquired	Acquisition Date	Purchase Price

Assets of Otto Foods, Inc.	July 17, 2009	$470,000

The allocation of the purchase price of this acquisition is noted below:

		Accounts				Other	Other	Other
Acquired	Inventory	Receivable	PP&E	Routes	Goodwill	Intangibles	Assets	Liabilities

Assets of Otto Foods, Inc.	$50,000	$—	$7,000	$56,260	$331,740	$25,000	$—	$—

These businesses and assets were acquired to expand the Company’s distribution network. The operating results associated with the acquired assets have been included in the accompanying consolidated statements of operations from the respective dates of acquisition. The acquisitions were accounted for as purchases in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. Final allocation of the purchase price for acquisitions during the twelve weeks ended June 20, 2010 is expected to be completed during the second fiscal quarter.

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(UNAUDITED)

For the year ended March 28, 2010, the financial statements reflect the final allocation of the purchase price for the Otto Foods, Inc. acquisition. The goodwill associated with acquisitions for the twelve weeks ended June 20, 2010 and the fiscal year ended March 28, 2010 is deductible for tax purposes.

4.	Investments

The following is a summary of available-for-sale securities:

		Gross	Gross
		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

As of June 20, 2010	$30,429,800	$83,045	$(3,631,899)	$26,880,946
As of March 28, 2010	$30,429,800	$50,335	$(3,141,218)	$27,338,917

Short-term investments consist of publicly traded mutual funds and are accounted for as available-for-sale securities. Investment income or loss related to these investments (including realized gains and losses, interest and dividends) is included in earnings.

Although designated as available-for-sale, management has the ability to hold investments for a reasonable period of time sufficient for a forecasted recovery of fair value. With the passage of time, management believes investments currently in a loss position will recover their value and therefore considers their impairment to be temporary.

Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of deferred tax, included in accumulated other comprehensive income, a separate component of stockholders’ equity. For the period ended June 20, 2010, the change in fair value was recognized as a decrease of other comprehensive income of $290,811, net of deferred taxes of $167,159. For the fiscal year ended March 28, 2010, the change in fair value was recognized as an increase of other comprehensive income of $6,454,267, net of deferred taxes of $3,709,933. As of June 20, 2010 and March 28, 2010, the accumulated net unrealized loss on these investments was $3,548,854 and $3,090,883, respectively.

The following presents the Company’s available-for-sale investments which are in a loss position and length of time that individual securities have been in a continuous unrealized loss position:

	Available-for-Sale Mutual Fund Investments in a Continuous Unrealized Loss Position
	Less than 12 Months		12 Months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss

As of June 20, 2010	$4,546,690	$689,601	$18,945,955	$2,940,861	$23,492,645	$3,603,462

As of March 28, 2010	$4,624,773	$611,518	$19,977,308	$2,529,525	$24,602,081	$3,141,043

For the twelve weeks ended June 20, 2010, interest income resulted in a gain of $389,832. For the twelve weeks ended June 21, 2009, interest income resulted in a gain of $476,716. There were no realized gains or losses related to the available-for-sale securities for the twelve weeks ended June 20, 2010 and June 21, 2009. For purposes of calculating realized gains and losses, cost basis is determined using the average cost method.

Long-term investments consist of limited partnerships and real estate investments that do not have readily determinable fair values based on quoted market prices. As the Company’s ownership interest is less than 5%, these investments in limited partnerships and real estate investment trusts are recorded at cost and adjusted for decreases that are considered other than temporary. Distributions received are recorded as a return of capital or as investment income if in the form of a dividend.

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(UNAUDITED)

The Company maintains an investment account related to wheat hedges. The balance in this account was $499,031 and $448,335 at June 20, 2010 and March 28, 2010, respectively.

5.	Derivative Instruments and Hedging Activities

The Company’s cash flows and earnings are subject to fluctuations resulting from changes in interest rates and commodity prices. The Company manages the exposure to this market risk through internally established policies and procedures and, when deemed appropriate, through the use of derivative financial instruments. The Company’s policy does not allow speculation in derivative instruments for profit or execution of derivative instrument contracts for which there are no underlying exposures. The Company does not use financial instruments for trading purposes and is not a party to any leveraged derivatives. Additional information specific to derivative instruments is disclosed in Note 7.

The Company uses derivatives to manage risks related to interest rate movements and certain commodity prices. The Company classifies both the earnings and cash flow impact from these derivatives consistent with the underlying hedged item.

Interest Rate Swaps

The gain or loss on the effective portion of the hedge initially is included as a component of other comprehensive income and is subsequently reclassified into earnings when interest on the related debt is paid. The Company’s interest rate risk management strategy is to stabilize cash flow requirements by maintaining interest rate swap contracts to convert variable-rate debt to a fixed rate.

The Company has structured all existing interest rate swap agreements to be effective. As a result, there is no current impact to earnings resulting from hedge ineffectiveness. The Company periodically reassesses the effectiveness of the swaps. If the swaps were deemed to be ineffective, a gain or loss would be recognized in income. The change in values of the interest rate swaps is reflected in the activity of other comprehensive income, net of deferred taxes. For the twelve weeks ended June 20, 2010, the interest rate swaps were recorded as a liability totaling $1,501,944. For the year ended March 28, 2010, the interest rate swaps were recorded as a liability totaling $1,304,323. For the twelve weeks ended June 20, 2010, the change in fair value was recognized as a decrease of other comprehensive income of $125,489, net of deferred taxes of $72,131. For the year ended March 28, 2010, the change in fair value was recognized as a decrease of other comprehensive income of $390,867, net of deferred taxes of $224,762. The fair market values of the interest rate swap agreements are included in other non-current liabilities on the consolidated balance sheet as of June 20, 2010 and March 28, 2010. Outstanding interest rate swaps as of June 20, 2010 and March 28, 2010 were as follows:

	Notional Amount at
	June 20,	March 28,	Underlying	Swap	Maturity
Financial Institution	2010	2010	Interest Rate	Interest Rate	Date

M&T Bank	$3,416,693	3,666,692	30-Day LIBOR + 0.85	4.95%	11/1/2013
M&T Bank	2,697,936	2,714,982	30-Day LIBOR + 1.15	4.90%	5/1/2020
M&T Bank	1,187,594	1,195,436	30-Day LIBOR+1.15	4.37%	7/2/2018
Wachovia Bank	5,935,878	6,176,407	30-Day LIBOR + 0.35	4.74%	10/5/2015
TD Banknorth	2,433,579	2,507,892	30-Day LIBOR + 0.70	5.95%	3/2/2017
TD Banknorth	680,006	731,432	30-Day LIBOR+ 2.50	4.29%	7/5/2013
TD Banknorth	974,577	1,045,164	30-Day LIBOR+1.50	5.69%	7/1/2013

	$17,326,263	$18,038,005

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(UNAUDITED)

The Company designated the interest rate swap contracts as cash flow hedges and reports the swaps at fair value with any ineffectiveness recorded immediately. All changes in the fair value of the outstanding cash flow hedges, except the ineffective portion, are deferred as other comprehensive income, until net income is affected by the variability of cash flows of the hedged transaction. At that point, the variability is recognized and adjusted from accumulated comprehensive income to interest expense over the life of the swap contracts.

Commodity Hedges

The Company is exposed to commodity price risk related to forecasted purchases of commodities. The Company uses derivatives, with terms of no more than one year to hedge price fluctuations related to a portion of anticipated commodity purchases, primarily for wheat.

Commodity futures contracts designated and qualifying as cash flow hedges are reported at fair value and any ineffectiveness is recorded immediately.

The Company maintained commodity futures throughout the year ended March 28, 2010 that hedged approximately 80% of its planned wheat requirements. As of June 20, 2010, the Company had outstanding commodity futures contracts related to ingredients.

Additional information specific to derivative instruments is disclosed in Note 7.

The pre-tax income/(expense) effect of derivative instruments on the Consolidated Statements of Operation is as follows:

	June 20,	March 28,
	2010	2010

Interest rate swaps (included in Interest expense, net)	$189,150	$614,706
Commodity hedges (included in Cost of goods sold)	47,500	45,613

	$236,650	$660,319

The fair value of the derivative instrument asset/(liability) in the Consolidated Balance Sheets using Level 2 inputs is as follows:

	June 20,	March 28,
	2010	2010

Interest rate swaps (included in Other non-current liabilities)	$(1,501,944)	$(1,304,323)
Commodity hedges (included in Other non-current liabilities)	(9,163)	(272,613)

(See Note 7. Fair Value Measurements)	$(1,511,107)	$(1,576,936)

The change in unrealized pre-tax gains (losses) included in other comprehensive income due to fluctuations in interest rates and commodity hedges were as follows:

	June 20,	March 28,
	2010	2010

Interest rate swaps	$(197,621)	$615,539
Commodity hedges	263,450	$(254,725)

	$65,829	$360,814

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(UNAUDITED)

6.	Inventories

Inventories consisted of the following:

	June 20,	March 28,
	2010	2010

Finished goods	$24,254,527	$20,403,058
Raw materials	5,709,597	5,035,543
Maintenance parts	7,587,038	7,420,071

	$37,551,162	$32,858,672

7.	Fair Value Measurements

The Company adopted ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), effective March 31, 2008 for all financial assets and liabilities as required. The adoption of ASC 820 was not material to the Company’s consolidated financial position or results of operations. ASC 820 defines fair value, establishes a framework for measuring fair value in applying generally accepted accounting principles, and expands disclosures about fair value of assets and liabilities using observable and unobservable inputs.

Observable inputs are based on market data or independent sources while unobservable inputs are based on the Company’s own market assumptions. Once inputs have been characterized, ASC 820 requires companies to prioritize the inputs used to measure fair value into one of three broad levels. ASC 820 applies whenever an entity is measuring fair value under other accounting pronouncements that require or permit fair value measurement and requires the use of observable market data when available.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. ASC 820 defines levels within the hierarchy based on the reliability of inputs as follows:

•	Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reporting date. The short-term investments are valued at the net asset value of units held at June 20, 2010 and March 28, 2010 in active markets.

•	Level 2 — Pricing inputs which are directly or indirectly observable as of the reporting date, other than quoted prices in active markets included in Level 1. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models. The interest rate swap agreements are valued using a pricing model. The model is based upon financial principles and assumptions that combine raw inputs and quantitative processes, which management believes to be reasonable.

•	Level 3 — Pricing inputs include significant inputs that are generally less observable than objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. The Company had no significant Level 3 measurements as of June 20, 2010 and March 28, 2010.

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(UNAUDITED)

The following tables provide fair value measurement information for the Company’s major categories of financial assets and liabilities measured on a recurring basis:

	Fair Value Measurements at June 20, 2010 Using
	Quoted Prices in
	Active Markets for	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)

Assets
Short-term investments	$27,379,977	$—	$—
Liabilities
Derivatives (See Note 5.)	$—	$1,511,107	$—

	Fair Value Measurements at March 28, 2010 Using
	Quoted Prices in
	Active Markets for	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)

Assets
Short-term investments	$27,787,252	$—	$—
Liabilities
Derivatives (See Note 5.)	$—	$1,576,936	$—

Management believes that the carrying value of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates fair value as a result of the short-term maturities of these instruments. Short-term investments in mutual funds are reported at fair value as required by ASC 320. The fair value of the Company’s long-term investments has not been estimated as the Company has determined that it is not practicable to estimate such value. The Company is not aware of any events or circumstances that may have a significant adverse impact on the fair value of its long-term investments. Impairment testing is done on an annual basis or as the Company becomes aware of events that adversely impact the long-term investments held in partnerships and real estate investment trusts. The Company reports derivative instruments at fair value.

The Company estimated the fair value of its senior notes using discounted cash flow analysis, based on rates for similar types of borrowing arrangements with the same remaining maturity. The estimated fair values of the fixed-rate senior notes for June 20, 2010 and March 28, 2010 are $123,407,570 and $124,172,904, respectively.

Considerable judgment is required to develop estimated fair values of financial instruments. Although the fair value of the Company’s senior notes differs from the carrying value, settlement at the reported fair value may not be possible or may not be a prudent management decision. The estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments.

8.	Share-based Compensation

Effective January 1, 1998, the Company adopted the 1998 Non-Qualified Stock Option Plan (the “Plan”). The Plan calls for stock options to be issued to the Company’s Chairman, President, Vice-Presidents and Board of Directors. The Company has reserved 40,000 shares of its Class B, non-voting common stock for issuance under the Plan and the Executive Stock Purchase Plan adopted January 1, 2003. Stock options may be exercised on or before the date which is fifteen years after the date of grant. Stock options granted to Directors are vested 100% when granted. All other stock options vest 100% upon the completion of five years

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(UNAUDITED)

of cumulative participation in the Plan. At the June 4, 2010 Board of Directors’ meeting, an additional 2,735 options were approved.

The Company amortizes share-based compensation on a straight-line basis over the vesting period for the award. Share-based compensation cost charged against operations related to stock options issued under the Plan was $115,500 and $95,000 for the twelve weeks ended June 20, 2010 and June 21, 2009, respectively.

9.	Commitments and Contingencies

The Company purchases certain raw materials at prices that are fixed over a period of time ranging from three months to one year. The pricing is contingent upon the achievement of estimated volumes. However, the Company is not liable for estimated volumes that may not be achieved.

The Company maintains a compensating balance of $2,000,000 in a demand deposit account with a financing institution to support a $30,000,000 Term Note and a $30,000,000 Line of Credit for MAW Associates, LP. This amount is included in other non-current assets in the consolidated balance sheet as of June 20, 2010 and March 28, 2010.

The Company has pending litigation as a result of certain independent operators who have claimed that they were previously misclassified and should have been considered employees of the Company. These individuals are claiming that they are entitled to items including, but not limited to, additional wages, benefits and reimbursement of certain expenditures. On August 11, 2009, the Company reached a tentative settlement agreement in the amount of $10,000,000, subject to the successful negotiation of the remaining terms of the agreement as well as various judicial approvals. The Company recorded a $10,000,000 extraordinary charge on October 11, 2009. This amount is included in accrued expenses in the consolidated balance sheet as of June 20, 2010 and March 28, 2010. On April 20, 2010, the judicial authority assigned to the case provided preliminary approval of the settlement amount and classification as a national class-action lawsuit. A final fairness hearing for this proposed settlement is scheduled for August 25, 2010 before the United States District Court for the Middle District of Pennsylvania.

The Company guarantees approximately 1,200 bank loans made to independent sales distributors by third-party financial and other institutions for the purchase of distribution routes and trucks. The maximum potential amount of future payments the Company could be required to make under the guarantees is approximately $60,000,000. The Company’s guarantees are indirectly secured by the distribution routes and trucks. The Company does not believe it is probable that it will be required to make material guarantee payments as a result of defaults on the bank loans guaranteed. The amounts recognized as of June 20, 2010 and March 28, 2010 were not material.

The Company is periodically a party to various other lawsuits, claims and investigations, both actual and potential, arising in the normal course of business. Based on internal review and advice of legal counsel, management believes the ultimate outcome of these matters, individually and in the aggregate, will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

10.	Subsequent Event

On July 21, 2010, the Company entered into a definitive merger agreement with Lance, Inc. (“Lance”), a publicly-held company that is currently one of the Company’s suppliers, providing for a “merger of equals” business combination of the Company and Lance. The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, the Company will merge with and into a wholly-owned subsidiary of Lance, and each outstanding share of capital stock of the Company will be converted into the right to receive 108.25 shares of Lance common stock. The merger is expected to result in the Company

SNYDER’S OF HANOVER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(UNAUDITED)

stockholders and Lance stockholders holding approximately 50.1% and 49.9%, respectively, of the combined company. In connection with the merger, Lance will change its name to Snyder’s-Lance, Inc.

Under the terms of the merger agreement, if the merger is completed, Lance stockholders prior to the merger will receive a special cash dividend of $3.75 per share, and Lance will issue approximately 32.7 million shares to the holders of outstanding common stock of the Company. The transaction, which is intended to be structured as a tax-free exchange of shares, is expected to close during the fourth quarter of 2010, and is subject to customary closing conditions, including obtaining certain regulatory approvals and approvals from the stockholders of both companies.

The merger agreement contains certain termination rights for both the Company and Lance, including termination rights if the merger is not consummated on or before April 1, 2011 and if the approval of the stockholders of either the Company or Lance is not obtained. The merger agreement further provides that, upon termination of the merger agreement under specified circumstances, including termination of the merger agreement by the Company or Lance as a result of an adverse change in the recommendation of the other party’s board of directors, the Company may be required to pay to Lance, or Lance may be required to pay to the Company, a termination fee of $25 million.

The Company is expected to incur significant expenses in connection with the merger. While the Company has assumed that a certain level of expenses will be incurred, there are many factors that could affect the total amount or the timing of the expenses, and many of the expenses that will be incurred are, by their nature, difficult to estimate. These expenses could result in the combined company taking significant charges against earnings following the completion of the merger. The amount and timing of such charges are uncertain at the present time. The Company incurred $34,511 in professional fees associated with the proposed merger during the twelve weeks ended June 20, 2010.

Lance is a leading manufacturer and distributor of sandwich crackers, sandwich cookies and other snack food products.

The Company has evaluated events and transactions occurring subsequent to the balance sheet date of June 20, 2010 for items that should potentially be recognized or disclosed in these financial statements as prescribed by ASC 855, Subsequent Events. The evaluation was conducted through the date these financial statements were issued.

This information is an integral part of the accompanying financial statements.

ANNEX A

AGREEMENT AND PLAN OF MERGER
by and among
LANCE, INC.,
LIMA MERGER CORP.
and
SNYDER’S OF HANOVER, INC.
July 21, 2010

A-i

A-ii

Exhibits

A	Form of Voting Agreement
B	Form of Standstill Agreement
C	Directors and Officers; Corporate Governance
D	Opinion of Snyder’s Counsel

A-iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is entered into as of July 21, 2010, by LANCE, INC., a North Carolina corporation (“Lance”), LIMA MERGER CORP., a Pennsylvania corporation and a wholly owned Subsidiary of Lance (“Merger Sub”), and SNYDER’S OF HANOVER, INC., a Pennsylvania corporation (“Snyder’s”).

STATEMENT OF PURPOSE

WHEREAS, the Boards of Directors of Snyder’s, Lance and Merger Sub have adopted this Agreement and have determined that it is in the best interests of their respective companies and stockholders to consummate the strategic business combination transaction provided for in this Agreement in which Merger Sub will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Snyder’s (the “Merger”), with Snyder’s as the surviving company in the Merger (sometimes referred to in such capacity as the “Surviving Company”);

WHEREAS, as a condition to, and simultaneously with, the execution of this Agreement, certain stockholders of Snyder’s are entering into agreements with Lance in the form attached hereto as Exhibit A (the “Voting Agreement”), pursuant to which they have agreed, among other things, to vote in favor of the approval and adoption of this Agreement;

WHEREAS, as a condition to and simultaneously with, the execution of this Agreement, certain stockholders of Snyder’s are entering into an agreement with Lance in the form attached as Exhibit B (the Standstill Agreement”) pursuant to which they have agreed, among other things, not to acquire any additional Lance Shares for a specified period of time from and after the date hereof;

WHEREAS, for federal income Tax purposes, it is the intent of the parties hereto that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations;

WHEREAS, this Agreement is intended to be a plan of merger pursuant to Section 1922 of the PBCL (as hereinafter defined);

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger; and

NOW THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and other good and valuable consideration, the sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1  The Merger.  Subject to the terms and conditions of this Agreement, in accordance with the Pennsylvania Business Corporation Law of 1988, as amended, 15 Pa. C.S.A. 1101, et seq. (the “PBCL”) at the Effective Time, Merger Sub shall merge with and into Snyder’s. Snyder’s shall be the Surviving Company in the Merger and shall continue its existence as a corporation under the laws of the Commonwealth of Pennsylvania. As of the Effective Time, the separate corporate existence of Merger Sub shall cease.

1.2  Closing.  The closing of the Merger (the “Closing”) will take place at the offices of K&L Gates LLP, 214 N. Tryon Street, 47th Floor, Charlotte, North Carolina 28202, commencing at 9:00 a.m. local time on the date that is as soon as practicable (but in any event no later than the second (2nd) Business Day) following the satisfaction or (subject to applicable Law) waiver of the conditions set forth in Article VI (excluding conditions that, by their nature, cannot be satisfied until the Closing Date, but subject to the fulfillment or waiver of those conditions), unless this Agreement has been previously terminated pursuant to its terms or unless another time or date is agreed to in writing by the Parties (the actual time and date of the Closing being referred to herein as the “Closing Date”).

1.3  Effective Time.  Subject to the provisions of this Agreement, at the Closing, the Parties shall (a) file articles of merger, in customary form (the “Articles of Merger”) with the Pennsylvania Department of State (the “PDOS”), and (b) duly make all other filings and recordings required by the PBCL in order to effectuate the Merger. The Merger shall become effective upon the filing of the Articles of Merger with the PDOS or at such later time as may be agreed to by Lance and Snyder’s in writing and specified in the Articles of Merger (the date and time that the Merger becomes effective is referred to as the “Effective Time”).

1.4  Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in Section 1929 of the PBCL.

1.5  Articles of Incorporation; Bylaws.  At the Effective Time, the articles of incorporation of Snyder’s shall be amended and restated so that they are identical to the articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time (until thereafter amended as provided therein or by applicable Law), except that Article I of the articles of incorporation of the Surviving Company will read as follows: “The name of the corporation is Snyder’s of Hanover, Inc.” At the Effective Time, the bylaws of Snyder’s shall be amended and restated so that they are identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time (until thereafter amended as provided therein or by applicable Law) except that the name of the corporation reflected therein shall be changed to “Snyder’s of Hanover, Inc.” until thereafter amended as provided therein or by applicable Law.

1.6  Directors and Officers; Corporate Governance; Name.  As of the Effective Time, and continuing for the period specified in Exhibit C, the members of the board of directors of Lance and each committee of the board of directors of Lance and each of the officers of Lance shall be determined as set forth on Exhibit C.  In addition, certain other agreements of Lance, Merger Sub and Snyder’s with respect to the corporate governance and affairs of Lance are set forth on Exhibit C. As of the Effective Time, the articles of incorporation and by-laws of Lance shall be amended to change the name of the corporation to Snyder’s-Lance, Inc. and the headquarters of the business shall be based in Charlotte, North Carolina.

1.7  Tax Consequences.  It is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute, and is adopted as, a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations.

1.8  Effect on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time, shall be converted into one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Company.

(b) Each Snyder’s Share that is held by Snyder’s as treasury stock or is otherwise owned by Snyder’s or any Snyder’s Company immediately prior to the Effective Time shall be cancelled and shall cease to exist and, and no consideration shall be delivered in exchange therefor.

(c) Subject to Sections 1.8(b) and 2.9, each Snyder’s Share issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive 108.25 (the “Exchange Ratio”) fully paid and nonassessable Lance Shares (the “Merger Consideration”). All such Snyder’s Shares, when so converted, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such Snyder’s Shares (each, a “Certificate”) and each holder of Snyder’s Shares held in book-entry form shall, in each case, cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional Lance Shares to be issued or paid in consideration therefor and any dividends or other distributions to which holders of Snyder’s Shares become entitled in accordance with Section 2.5.

(d) Lance shall reserve and take all other action necessary or appropriate to have available for issuance or transfer a sufficient number of Lance Shares for delivery in accordance with this Section 1.8. Prior to the

Effective Time, Lance shall prepare and file with the SEC a Form S-4 (or file such other appropriate form) registering a number of Lance Shares deemed necessary by Lance to fulfill Lance’s obligations under this Section 1.8.

1.9  Stock Options; Executive Stock Purchase Program.

(a) The terms of each outstanding option to purchase Snyder’s Shares under any employee stock option compensation plans or similar arrangement of Snyder’s (a “Snyder’s Stock Option”), whether or not exercisable or vested, shall be adjusted as necessary to provide that, on the Closing Date, each Snyder’s Stock Option outstanding immediately prior to the Closing shall be deemed to constitute an option (an “Adjusted Option”) to acquire, on similar terms and conditions as were applicable under such Snyder’s Stock Option, the number of whole Lance Shares that is equal to the number of Snyder’s Shares subject to such Snyder’s Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole share), at an exercise price per Lance Share equal to the exercise price for each such Snyder’s Share subject to such Snyder’s Stock Option immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest whole penny), and otherwise on the same terms and conditions as applied to each such Snyder’s Stock Option immediately prior to the Effective Time; provided, that the option price, the number of shares purchasable pursuant to each such so adjusted option and the terms and conditions of exercise of each such so adjusted option shall be determined in order to comply with Section 409A of the Code and for any Snyder’s Stock Options to which Section 421 of the Code applies by reason of its qualification under any of Sections 422 through 424 of the Code, the option price, the number of shares purchasable pursuant to each such so adjusted option and the terms and conditions of exercise of each such so adjusted option shall be determined in order to comply with Section 424 of the Code.

(b) Lance shall reserve and take all other action necessary or appropriate to have available for issuance or transfer a sufficient number of Lance Shares for delivery upon exercise of the Adjusted Options in accordance with this Section 1.9. Promptly after the Effective Time, if and to the extent necessary to cause a sufficient number of Lance Shares to be registered and issuable under the Adjusted Options, Lance shall prepare and file with the SEC a post-effective amendment converting the Form S-4 to a Form S-8 (or file such other appropriate form) registering a number of Lance Shares deemed necessary by Lance to fulfill Lance’s obligations under this Section 1.9.

(c) As of the Effective Time, Lance shall assume the obligations and succeed to the rights of Snyder’s under Snyder’s employee stock option compensation plans or similar arrangements (the “Snyder’s Stock Plans”) with respect to the Snyder’s Stock Options (as converted into Adjusted Options). Snyder’s and Lance agree that prior to the Effective Time each of the Snyder’s Stock Plans shall be amended (i) to reflect the transactions contemplated by this Agreement, including the conversion of the Snyder’s Stock Options pursuant to Section 1.9(a) above and the substitution of Lance for Snyder’s thereunder to the extent appropriate to effectuate the assumption of such Snyder’s Stock Plan; (ii) to preclude any automatic or formulaic grant of options, restricted shares or other awards thereunder on or after the Effective Time; and (iii) to the extent requested by Lance and subject to compliance with applicable Law and the terms of the plan, to terminate any or all Snyder’s Stock Plans effective immediately prior to the Effective Time (other than with respect to outstanding awards thereunder). From and after the Effective Time, all references to Snyder’s in each Snyder’s Stock Plan and in each agreement evidencing any award of Snyder’s Stock Options shall be deemed to refer to Lance, unless Lance in good faith determines otherwise.

(d) To the extent requested by Lance and subject to compliance with applicable Law and the terms of the plan, Snyder’s shall terminate any or all of its Executive Stock Purchase Programs, including that certain Amended and Restated Executive Stock Purchase Program dated as of December 2, 2009, effective immediately prior to the Effective Time.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1  Exchange Agent.  Prior to the Effective Time, Lance shall appoint a bank or trust company reasonably acceptable to Snyder’s, or Lance’s transfer agent, pursuant to an agreement (the “Exchange Agent Agreement”) to act as exchange agent (the “Exchange Agent”) hereunder.

2.2  Deposit of Merger Consideration.  At or prior to the Effective Time, Lance shall deposit with the Exchange Agent, in trust for the benefit of the holders of Snyder’s Shares to be converted in the Merger (including the Dissenting Share Merger Consideration (as defined in Section 2.6)), for exchange, in accordance with this Article II and through the Exchange Agent, sufficient cash and Lance Shares to make all deliveries pursuant to this Article II; provided, however, that if the Exchange Fund (as defined below) shall for any reason not include sufficient cash or Lance Shares to make all such deliveries, upon notice thereof from the Exchange Agent to Lance, Lance shall from time to time promptly deposit with the Exchange Agent sufficient cash and Lance Shares to make all such deliveries. Any cash or Lance Shares deposited with the Exchange Agent shall be collectively referred to as the “Exchange Fund”.

2.3  Letter of Transmittal.  As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of Certificate(s) which immediately prior to the Effective Time represented outstanding Snyder’s Shares whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.8 and any cash in lieu of fractional Lance Shares to be issued or paid in consideration therefor (a) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) shall pass, only upon actual delivery of Certificate(s) (or affidavits of loss in lieu of such Certificates) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”)) and (b) instructions for use in surrendering Certificate(s) in exchange for the Merger Consideration, any cash in lieu of fractional Lance Shares to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to this Article II.

2.4  Merger Consideration Received in Connection with Exchange.  Upon surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Letter of Transmittal, a holder of Snyder’s Shares will be entitled to receive promptly after the Effective Time the Merger Consideration and any cash in lieu of fractional Lance Shares to be issued or paid in consideration therefor in respect of the Snyder’s Shares represented by its Certificate or Certificates and the person surrendering such Certificate or Certificates shall pay any transfer or other similar Taxes required by reason of the surrender or establish to the satisfaction of Lance that the Tax has been paid or is not applicable. Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration and any cash in lieu of fractional Lance Shares to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II. In the event of a transfer of ownership of a Certificate representing Snyder’s Shares that is not registered in the stock transfer records of Snyder’s, the fractional Lance Shares and cash in lieu of fractional Lance Shares comprising the Merger Consideration shall be issued or paid in exchange therefor to a Person other than the Person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Snyder’s Shares shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a person other than the registered holder of the Certificate or establish to the satisfaction of Lance that the Tax has been paid or is not applicable.

2.5  Treatment of Unexchanged Certificates and Shares.  No dividends or other distributions with respect to Lance Shares shall be paid to the holder of any unsurrendered Certificate with respect to the Lance Shares represented thereby, in each case unless and until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (a) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to whole Lance Shares represented by such Certificate and not paid and/or (b) at the appropriate payment date, the amount of dividends or other distributions payable with respect to Lance Shares represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Lance Shares issuable with respect to such Certificate.

2.6  Dissenters Rights.

(a) Notwithstanding anything in this Agreement to the contrary, the Snyder’s Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who has not voted in favor of the Merger and who has complied with all of the relevant provisions of Subchapter D of Chapter 15 of the PBCL (each, a “Dissenting Snyder’s Stockholder”) shall not be converted into the right to receive the Merger Consideration, and the holders of such Snyder’s Shares (the “Dissenting Snyder’s Shares”) shall thereafter be entitled only to such rights as are granted by Section 1930(a) and the relevant provisions of Subchapter D of Chapter 15 of the PBCL, unless and until such Dissenting Snyder’s Stockholder shall have failed to perfect, or shall have effectively withdrawn or lost, his, her or its rights to dissent and demand payment of fair value for the Snyder’s Shares under the PBCL (any of the foregoing, a “Dissent Failure”). Snyder’s shall give Lance prompt written notice of any notices of intention to dissent and demand payment of fair value for Snyder’s Shares, attempted withdrawals of such demands and any other instruments served pursuant to the PBCL relating to dissenters rights, and Lance shall have the right to participate in and direct, together with Snyder’s, all negotiations and proceedings with respect to such demands for payment of fair value under the PBCL. Snyder’s shall not, without the prior written consent of Lance (which consent shall not be unreasonably withheld or delayed), make any payment with respect to, settle or offer to settle, or approve any withdrawal of any such demands.

(b) The Lance Shares that each Dissenting Snyder’s Stockholder would, in the absence of his, her or its dissent, have been entitled to receive under Section 2.4 (collectively, the “Dissenting Share Merger Consideration”) shall be held by the Exchange Agent pending a final resolution of the underlying dissent, and released as follows:

(i) upon a Dissent Failure with respect to such Dissenting Snyder’s Shares, all such Dissenting Snyder’s Shares shall thereupon be converted into and become exchangeable only for the right to receive the Dissenting Share Merger Consideration held by the Exchange Agent with respect thereto upon surrender to the Exchange Agent of the Certificate(s) representing such Snyder’s Shares accompanied by a properly completed Letter of Transmittal in accordance with Section 2.4; and

(ii) upon payment of the fair value of such Dissenting Snyder’s Shares, as determined pursuant to the relevant provisions of Subchapter D of Chapter 15 of the PBCL, or as agreed between Snyder’s and such Dissenting Snyder’s Stockholder with respect to such Dissenting Snyder’s Shares (subject to Lance’s prior written consent, which shall not be unreasonably withheld or delayed), the Dissenting Share Merger Consideration held by the Exchange Agent with respect to such Dissenting Snyder’s Shares shall be returned to Lance.

2.7  Withholding Rights.  The Exchange Agent (or subsequent to the earlier of (a) the one-year anniversary of the Effective Time and (b) the expiration or termination of the Exchange Agent Agreement, Lance) shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement to any holder of Snyder’s Shares such amounts as the Exchange Agent or Lance, as the case may be, is required to deduct and withhold under the Code and the Treasury Regulations promulgated thereunder, or any provision of state, local or foreign Tax Law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or Lance, as the case may be, and timely paid over to the appropriate Governmental Body, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Snyder’s Shares in respect of whom such deduction and withholding was made by the Exchange Agent or Lance, as the case may be.

2.8  Stock Transfer Books.  After the Effective Time, there shall be no transfers on the stock transfer books of Snyder’s of the Snyder’s Shares that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Snyder’s Shares that occurred prior to the Effective Time. If, after the

Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and any cash in lieu of fractional Lance Shares to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II.

2.9  No Fractional Shares.  No fractional Lance Shares shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Lance Shares shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Lance. Notwithstanding anything to the contrary contained herein, each holder of Snyder’s Shares who would otherwise have been entitled to receive a fractional Lance Share (after taking into account all Snyder’s Shares owned by such Person) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the last reported sale price of Lance Shares on NASDAQ (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Lance and Snyder’s) on the last complete trading day prior to the Effective Time. The Parties acknowledge that payment of cash in lieu of issuing fractional shares is solely for the purpose of avoiding the expense and inconvenience of issuing fractional shares and does not represent separately bargained-for consideration.

2.10  Termination of Exchange Fund.  Any portion of the Exchange Fund that remains unclaimed by the shareholders of Snyder’s as of the first anniversary of the Effective Time will be paid to Lance. In such event, any former shareholders of Snyder’s who have not theretofore complied with this Article II shall thereafter look only to Lance with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the Lance Shares deliverable in respect of each Lance Share such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Lance, the Surviving Company, the Exchange Agent or any other Person shall be liable to any former holder of Snyder’s Shares for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws. Any portion of the Merger Consideration remaining unclaimed by holders of Snyder’s Shares as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Surviving Company free and clear of any claims or interest of any person previously entitled thereto. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.2 to pay Dissenting Share Merger Consideration as described in Section 2.6(b)(i) that is not paid in respect of Dissenting Snyder’s Shares shall be returned to Lance in accordance with Section 2.6(b)(ii).

2.11  Lost Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Lance or the Exchange Agent, the posting by such person of a bond in such amount as Lance may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

2.12  Investment of Exchange Fund.  The Exchange Agent shall invest any cash in the Exchange Fund as directed by Lance. Any interest and other income resulting from such investments shall be paid to Lance. If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Lance shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

2.13  No Liability.  None of Lance, Merger Sub, Snyder’s, the Surviving Company or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES REGARDING THE SNYDER’S COMPANIES

Except as set forth in corresponding section or subsection of the disclosure letter delivered by Snyder’s to Lance prior to the execution of this Agreement (the “Snyder’s Disclosure Letter”) (it being agreed that disclosure of any information in a particular section or subsection of the Snyder’s Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), Snyder’s represents and warrants to Lance and Merger Sub as follows:

3.1  Organization, Qualification and Corporate Power.  Section 3.1 of the Snyder’s Disclosure Letter sets forth each Snyder’s Company’s jurisdiction of organization, the other jurisdictions in which it is qualified to do business, and its directors or members and officers. Each Snyder’s Company is a corporation or limited liability company, as applicable, duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each Snyder’s Company is duly qualified to do business and is in good standing under the laws of each jurisdiction where such qualification is required. Each Snyder’s Company has full corporate power and authority to conduct the businesses in which it is engaged, to own and use the properties and assets that it purports to own or use and to perform its obligations. Snyder’s has delivered or otherwise made available to Lance correct and complete copies of the Organizational Documents of each Snyder’s Company. No Snyder’s Company is in violation of any of its Organizational Documents. The minute books and the stock certificate books and the stock ledger of Snyder’s as delivered or made available to Lance are correct and complete. The minute books and the stock certificate books and the stock ledger, if any, of each other Snyder’s Company, in each case as delivered or made available to Lance, are correct and accurate.

3.2  Capitalization.  The entire authorized capital stock of Snyder’s consists solely of 1,000,000 shares of Class A Common Stock, of which only 291,770 shares are outstanding, and 40,000 shares of Class B Common Stock, of which only 9,874 shares are outstanding. All of the outstanding capital stock of each Snyder’s Company, if any, has been duly authorized and is validly issued, fully paid and nonassessable. Section 3.2 of the Snyder’s Disclosure Letter lists each Subsidiary, its authorized capital stock or other equity or profits interests, the number of shares or units outstanding, and the record and beneficial owner of such shares or units. Except as set forth on Section 3.2 of the Snyder’s Disclosure Letter, there are no outstanding securities convertible or exchangeable into capital stock or other equity or profits interests of any Snyder’s Company or any options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts that could require any Snyder’s Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock or other equity or profits interests of any Snyder’s Company. There is no outstanding stock appreciation, phantom stock, profit participation or similar rights with respect to any Snyder’s Company. All of the outstanding securities of each Snyder’s Company have been issued in material compliance with applicable U.S. federal and state securities Law. Except as set forth on Section 3.2 of the Snyder’s Disclosure Letter, there are no voting trusts, proxies or other Contracts relating to the voting of the capital stock or other equity or profits interests of any Snyder’s Company. No Snyder’s Company controls directly or indirectly or has any direct or indirect equity interest in any Person that is not a Subsidiary.

3.3  Authority.  Snyder’s has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by Snyder’s have been duly authorized by all requisite corporate action on its part. This Agreement constitutes the valid and legally binding obligation of Snyder’s, enforceable against Snyder’s in accordance with the terms of this Agreement.

3.4  No Conflicts.  Except as set forth on Section 3.4 of the Snyder’s Disclosure Letter, neither the execution and delivery of this Agreement nor the performance of the Transactions will, directly or indirectly, with or without notice or lapse of time: (a) violate any Law to which any Snyder’s Company or any asset owned or used by any Snyder’s Company is subject; (b) violate any Permit of any Snyder’s Company or give any Governmental Body the right to terminate, revoke, suspend or modify any Permit of any Snyder’s Company; (c) violate any Organizational Document of any Snyder’s Company; (d) violate, conflict with, result in a breach of, constitute a default under, result in the acceleration of or give any Person the right to accelerate the maturity or performance of, or to cancel, terminate, modify or exercise any remedy under, any Contract to which any Snyder’s Company is a party or by which any Snyder’s Company is bound or to which any asset of any Snyder’s Company is subject or under which any Snyder’s Company has any rights or the performance of which is guaranteed by any Snyder’s Company; (e) cause Lance or any Snyder’s Company to have any material Liability for any Tax; or (f) result in the imposition of any Encumbrance upon any asset owned or used by any Snyder’s Company. Except as set forth on Section 3.4 of the Snyder’s Disclosure Letter, no Snyder’s Company needs to notify, make any filing with, or obtain any Consent of any Person in order to perform the Transactions.

3.5  Financial Statements.

(a) Attached to Section 3.5 of the Snyder’s Disclosure Letter are the following financial statements (collectively, the “Snyder’s Financial Statements”): (i) audited, consolidated balance sheets of the Snyder’s Companies as of March 28, 2010, March 29, 2009 and March 30, 2008, and statements of income, changes in stockholders’ equity, and cash flow for each of the fiscal years then ended, together with the notes thereto and the reports thereon of Clifton Gunderson LLP, independent certified public accountants; and (ii) an unaudited, consolidated balance sheet (the “Snyder’s Interim Balance Sheet”) of the Snyder’s Companies as of June 20, 2010, and statements of income, changes in stockholders’ equity, and cash flow for the interim period then ended. The Snyder’s Financial Statements have been prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered thereby, and present fairly the financial condition of the Snyder’s Companies as of and for their respective dates; provided, however, that the interim financial statements described in clause (ii) above are subject to normal, recurring year-end adjustments (which will not be, individually or in the aggregate, materially adverse), lack notes (which, if presented, would not differ materially from the notes accompanying the Balance Sheet) and do not reflect Snyder’s full first interim period.

(b) Each Snyder’s Company’s books and records (including all financial records, business records, customer lists, and records pertaining to products or services delivered to customers) (i) are complete and correct in all material respects and all transactions to which such Snyder’s Company is or has been a party are accurately reflected therein in all material respects on an accrual basis, (ii) reflect all discounts, returns and allowances granted by such Snyder’s Company with respect to the periods covered thereby, (iii) have been maintained in accordance with customary and sound business practices in such Snyder’s Company’s industry, (iv) form the basis for the Financial Statements and (v) reflect in all material respects the assets, liabilities, financial position, results of operations and cash flows of such Snyder’s Company on an accrual basis. All computer-generated reports and other computer output included in such Snyder’s Company’s books and records are complete and correct in all material respects and were prepared in accordance with sound business practices based upon authentic data.

(c) Each Snyder’s Company maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15(f) under the Exchange Act). This internal control over financial reporting is effective in all material respects and has been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and is effective in performing the functions for which it was established. Except as set forth in Section 3.5 of the Snyder’s Disclosure Letter, with respect to the fiscal years covered by the Snyder’s Financial Statements, no Snyder’s Company has had (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting, (ii) any changes in the internal control over financial reporting that have materially affected, or are reasonably likely to affect, such internal control over financial reporting or (iii) any events of fraud, whether or not material, that involve management or other employees of any Snyder’s Company who have a significant role in the internal controls over financial reporting. Since March 28, 2010, there has been no change in the Snyder’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Snyder’s internal control over financial reporting.

3.6  Absence of Certain Changes.  Except as set forth on Section 3.6 of the Snyder’s Disclosure Letter, since the Balance Sheet Date:

(a) no Snyder’s Company has sold, leased, transferred or assigned any asset, other than for fair consideration in the ordinary course of business;

(b) no Snyder’s Company has experienced any damage, destruction or loss (whether or not covered by insurance) to its property or assets in excess of $500,000;

(c) no Snyder’s Company has entered into any Contract (or series of related Contracts) involving the payment or receipt of more than $1,500,000 or that cannot be terminated without penalty on less than six months notice and no Person has accelerated, terminated, modified or canceled any Contract (or series of related Contracts) involving more than $500,000 to which any Snyder’s Company is a party or by which any of them or any of their assets is bound;

(d) no Encumbrance (other than any Permitted Encumbrance) has been imposed upon any asset of any Snyder’s Company;

(e) no Snyder’s Company has made any capital expenditure (or series of related capital expenditures) involving more than $2,500,000 or made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans or acquisitions) involving more than $2,500,000;

(f) no Snyder’s Company has issued, created, incurred or assumed any Indebtedness (or series of related Indebtedness) involving more than $500,000 in the aggregate or delayed or postponed the payment of accounts payable or other Liabilities beyond the original due date;

(g) no Snyder’s Company has canceled, compromised, waived or released any right or claim (or series of related rights or claims) or any Indebtedness (or series of related Indebtedness) owed to it, in any case involving more than $500,000;

(h) except for dividends and distributions and grants and exercises of employee stock options in the ordinary course of business and consistent with past practice, no Snyder’s Company has issued, sold or otherwise disposed of any of its capital stock or other equity or profits interests, or granted any options, warrants or other rights to acquire (including upon conversion, exchange or exercise) any of its capital stock or other equity or profits interests or declared, set aside, made or paid any dividend or distribution with respect to its capital stock or other equity or profits interests (whether in cash or in kind) or redeemed, purchased or otherwise acquired any capital stock of any Snyder’s Company or amended any of its Organizational Documents;

(i) no Snyder’s Company has (i) conducted its businesses outside the ordinary course of business consistent with past practices, (ii) made any loan to, or entered into any other transaction with, any of its directors, officers or employees on terms that would not have resulted from an arms-length transaction, (iii) entered into any employment Contract or modified the terms of any existing employment Contract, (iv) granted any increase in the base compensation of any of its directors or, except in the ordinary course of business, officers or employees or (v) adopted, amended, modified or terminated any Employee Benefit Plan or other Contract for the benefit of any of its directors, officers or employees;

(j) no Snyder’s Company has made, rescinded or changed any Tax election, changed any Tax accounting period, adopted or changed any accounting method, filed any amended Tax Return, entered into any closing agreement, settled any Tax claim, assessment or Liability, surrendered any right to claim a refund of Taxes, consented to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or taken any other similar action relating to the filing of any Tax Return or the payment of any Tax;

(k) there has not been any Proceeding commenced nor, to the Knowledge of any Snyder’s Company, threatened or anticipated relating to or affecting any Snyder’s Company or its businesses or any asset owned or used by it;

(l) there has not been (i) any loss of any material customer, distribution channel, sales location or source of supply of raw materials, Inventory, utilities or contract services or the receipt of any notice that such a loss may be pending, (ii) any material occurrence, event or incident related to any Snyder’s Company outside of the ordinary course of business or (iii) any Material Adverse Effect in the businesses, operations, properties, assets, Liabilities or condition (financial or otherwise) of any Snyder’s Company and no event has occurred or circumstance exists that may result in any such Material Adverse Effect; and

(m) no Snyder’s Company has agreed or committed to any of the foregoing.

3.7  No Undisclosed Liabilities.  Except as set forth on Section 3.7 of the Snyder’s Disclosure Letter, no Snyder’s Company has any material Liability (and to its Knowledge no basis exists for any material Liability), except for (a) Liabilities under executory Contracts that are either listed on Section 3.12 of the Snyder’s Disclosure Letter or are not required to be listed thereon, excluding Liabilities for any breach of any executory Contract, (b) Liabilities to the extent reflected or reserved against on the Interim Balance Sheet and (c) current Liabilities incurred in the ordinary course of business since the Interim Balance Sheet Date (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of Contract, breach of warranty, tort, infringement or violation of Law).

3.8  Title to, Sufficiency and Condition of Assets.  Except as set forth on Section 3.8 of the Snyder’s Disclosure Letter, the Snyder’s Companies have good and marketable title to, or a valid leasehold interest in, all material property or assets used by any of them, located on any of their premises, purported to be owned by any of them, or shown on the Snyder’s Interim Balance Sheet or acquired by any Snyder’s Company after the Interim Balance Sheet Date (the “Snyder’s Material Assets”), free and clear of any Encumbrances except Permitted Encumbrances, except for properties and assets disposed of in the ordinary course of business consistent with past practices since the Interim Balance Sheet Date. The Snyder’s Material Assets include all tangible and intangible property and assets necessary for the continued conduct of the Snyder’s Companies’ businesses after the Closing in the same manner as conducted prior to the Closing. The buildings, plants, structures, Tangible Personal Property and other tangible assets that are owned or leased by any Snyder’s Company are structurally sound, free from material defects, in good operating condition and repair and adequate for the uses to which they are being put. Except as set forth on Section 3.8 of the Snyder’s Disclosure Letter, none of such buildings, plants, structures, Tangible Personal Property or other tangible assets is in need of maintenance or repairs, except for ordinary, routine maintenance and repairs that are not material in nature or cost to such building, plant, structure, Tangible Personal Property or other tangible asset.

3.9  Accounts Receivable.  All Accounts Receivable represent or will represent valid obligations arising from products or services actually sold by the Snyder’s Companies in the ordinary course of business. The reserves shown on the Snyder’s Financial Statements, the Snyder’s Interim Balance Sheet and the accounting records of the Snyder’s Companies as of the Closing Date are or will be adequate and calculated consistent with past practices.

3.10  Inventory.  The Inventory of the Snyder’s Companies consists of a quality and quantity usable for its intended purpose and salable in the ordinary course of business consistent with past practices. The quantities of each type of Inventory are reasonable in the present circumstances of each Snyder’s Company and are not materially more or less than normal Inventory levels necessary to conduct the businesses of each Snyder’s Company in the ordinary course consistent with past practices.

3.11  Real Property.

(a) Section 3.11(a) of the Snyder’s Disclosure Letter lists all of the real property and interests therein owned by any Snyder’s Company (with all easements and other rights appurtenant to such property, the “Snyder’s Owned Real Property”) and, relative to each such property or interest, the Snyder’s Company that owns it. Except as set forth on Section 3.11(a) of the Snyder’s Disclosure Letter, the Snyder’s Companies have good and marketable fee simple title to the Snyder’s Owned Real Property, free and clear of any Encumbrances, except Permitted Encumbrances. Except as set forth in Section 3.11(a) of the Snyder’s

Disclosure Letter, no Snyder’s Company is a lessor of any parcel of Snyder’s Owned Real Property or any portion thereof or interest therein.

(b) Section 3.11(b) of the Snyder’s Disclosure Letter lists all of the real property and interests therein leased, subleased or otherwise occupied or used by any Snyder’s Company (with all easements and other rights appurtenant to such property, the “Snyder’s Leased Real Property”). For each item of Snyder’s Leased Real Property, Section 3.11(b) of the Snyder’s Disclosure Letter also lists the lessor, the lessee, the lease term, the lease rate, and the lease, sublease, or other Contract pursuant to which the applicable Snyder’s Company holds a possessory interest in the Snyder’s Leased Real Property and all amendments, renewals, or extensions thereto (each, a “Snyder’s Lease”). Except as set forth on Section 3.11(b) of the Snyder’s Disclosure Letter, the leasehold interest of a Snyder’s Company with respect to each item of Snyder’s Leased Real Property is free and clear of any Encumbrances, except Permitted Encumbrances. Except as set forth in Section 3.11(b) of the Snyder’s Disclosure Letter, no Snyder’s Company is a sublessor of, or has assigned any lease covering, any item of Snyder’s Leased Real Property. Leasing commissions or other brokerage fees due from or payable by any Snyder’s Company with respect to any Snyder’s Lease have been paid in full.

(c) The Snyder’s Owned Real Property and the Snyder’s Leased Real Property (collectively, the “Snyder’s Real Property”) constitute all interests in real property currently used in connection with the businesses of the Snyder’s Companies. The Snyder’s Real Property is not subject to any rights of way, building use restrictions, title exceptions, variances, reservations or limitations of any kind or nature, except (i) those that in the aggregate do not impair the current use, occupancy, value or marketability of title to the Snyder’s Real Property, (ii) as set forth in Section 3.11(c) of the Snyder’s Disclosure Letter and (iii) with respect to each item of Snyder’s Leased Real Property, as set forth in the Snyder’s Lease relating to such item. All buildings, plants, structures and other improvements owned or used by any Snyder’s Company lie wholly within the boundaries of the Snyder’s Real Property and do not encroach upon the property, or otherwise conflict with the property rights, of any other Person. Except as set forth in Section 3.11(c) of the Snyder’s Disclosure Letter, the Snyder’s Real Property complies with all Laws, including zoning requirements, and no Snyder’s Company has received any notifications from any Governmental Body or insurance company recommending improvements to the Real Property or any other actions relative to the Snyder’s Real Property. Snyder’s has delivered to Lance a copy of each deed and other instrument (as recorded) by which any Snyder’s Company acquired any Snyder’s Real Property and a copy of each title insurance policy, opinion, abstract, survey and appraisal relating to any Snyder’s Real Property. No Snyder’s Company is a party to or bound by any Contract (including any option) for the purchase or sale of any real estate interest or any Contract for the lease to or from any Snyder’s Company of any real estate interest not currently in possession of any Snyder’s Company.

3.12  Contracts.

(a) Section 3.12 of the Snyder’s Disclosure Letter lists the following Contracts (i) to which any Snyder’s Company is a party or by which any Snyder’s Company is bound or to which any asset of any Snyder’s Company is subject or under which any Snyder’s Company has any rights or the performance of which is guaranteed by any Snyder’s Company and (ii) that either involve amounts of $1 million and a duration of eighteen months or longer or involve amounts of $5 million or more regardless of duration (collectively, with the Snyder’s Leases, Licenses and Insurance Policies, the “Snyder’s Material Contracts”); provided, that the limitations in this clause (ii) do not apply to clauses (D), (F) and (M) below: (A) each Contract (or series of related Contracts) that involves delivery or receipt of products or services or that was not entered into in the ordinary course of business; (B) each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property, including each Snyder’s Lease and License; (C) each licensing agreement, consent agreement, coexistence agreement, settlement agreement or other Contract with respect to Intellectual Property, including any agreement with any current or former Employee, consultant, or contractor regarding the appropriation or the non-disclosure of any Intellectual Property, except “shrink wrap” and “click-through” licenses to commercially available “off the shelf” software; (D) each collective bargaining agreement and other Contract to or with any labor union or other employee representative of a group of employees; (E) each joint venture, partnership or Contract involving a sharing of profits, losses, costs or Liabilities with any other Person; (F) each Contract containing any covenant that purports to restrict the business activity of any Snyder’s Company or limit the freedom of any Snyder’s Company to engage in any line of business or to compete with any Person; (G) each Contract providing for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods; (H) each power of attorney; (I) each Contract entered into other than in the ordinary course of business that contains or provides for an express undertaking by any Snyder’s Company to be responsible for consequential, incidental or punitive damages; (J) each Contract (or series of related Contracts) for capital expenditures; (K) each written warranty, guaranty or other similar undertaking with respect to contractual performance other than in the ordinary course of business; (L) each Contract for Indebtedness; (M) each employment or consulting Contract; and (N) each Contract to which any Stockholder or any Related Person of any Stockholder or of any Snyder’s Company is a party or otherwise has any rights, obligations or interests.

(b) Snyder’s has delivered or otherwise made available to Lance a correct and complete copy of each written Snyder’s Material Contract and a written summary setting forth the terms and conditions of each other Snyder’s Material Contract. Each Snyder’s Material Contract, with respect to the Snyder’s Companies, is legal, valid, binding, enforceable, in full force and effect and will continue to be so on identical terms following the Closing Date. Each Snyder’s Material Contract, with respect to the other parties to such Snyder’s Material Contract, to the Knowledge of any Snyder’s Company, is legal, valid, binding, enforceable, in full force and effect and will continue to be so on identical terms following the Closing Date. No Snyder’s Company is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default, or permit termination, modification or acceleration, under any Snyder’s Material Contract. To the Knowledge of any Snyder’s Company, no other party is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default, or permit termination, modification or acceleration, under any Snyder’s Material Contract. No party to any Snyder’s Material Contract has repudiated any provision of any Snyder’s Material Contract.

3.13  Intellectual Property.

(a) Each Snyder’s Company owns or has the right to use all Intellectual Property necessary or prudent for the operation of the business of such Snyder’s Company as presently conducted. Each item of Intellectual Property owned, licensed or used by any Snyder’s Company immediately prior to the Closing will be owned, licensed or available for use by such Snyder’s Company on identical terms and conditions immediately following the Closing. Each Snyder’s Company has taken all necessary and prudent action to maintain and protect each item of Intellectual Property that it owns, licenses or uses as of the date hereof or has owned, licensed or used since December 31, 2009. Each item of Intellectual Property owned, licensed or used by any Snyder’s Company is valid and enforceable and otherwise fully complies with all Laws applicable to the enforceability thereof.

(b) No Snyder’s Company has violated or infringed upon or otherwise come into conflict with any Intellectual Property of third parties, and no Snyder’s Company has received any notice alleging any such violation, infringement or other conflict. To the Knowledge of any Snyder’s Company, no third party has infringed upon or otherwise come into conflict with any Intellectual Property of any Snyder’s Company.

(c) Section 3.13(c) of the Snyder’s Disclosure Letter identifies each patent or registration (including copyright, trademark and service mark) that has been issued to any Snyder’s Company (whether active and in force or abandoned, lapsed, canceled or expired) with respect to any of its Intellectual Property, identifies each patent application or application for registration (whether pending, abandoned, lapsed, canceled or expired) that any Snyder’s Company has made with respect to any of its Intellectual Property, and identifies each license, agreement or other permission that any Snyder’s Company has granted to any third party (whether active and in force or terminated, canceled or expired) with respect to any of its Intellectual Property. Snyder’s has delivered to Lance correct and complete copies of all such patents, registrations, applications, licenses, agreements and permissions (or, if oral, written summaries thereof) and have made available to Lance correct and complete copies of all other written documentation evidencing ownership and prosecution (if applicable) of each such item. Section 3.13(c) of the Snyder’s Disclosure Letter also identifies each trade name or unregistered trademark or service mark owned by any Snyder’s Company. With respect to each item of Intellectual Property required to be identified in Section 3.13(c) of the Snyder’s Disclosure Letter and except as expressly set forth on Section 3.13(c) of the Snyder’s Disclosure Letter: (i) the Snyder’s Companies possess all right, title and interest in and to the item, free and clear of any Encumbrance; (ii) the item is not subject to any Order; (iii) no Proceeding is pending or, to the Knowledge of any Snyder’s Company, is threatened or anticipated that challenges the legality, validity, enforceability, use or ownership of the item; and (iv) no Snyder’s Company has agreed to indemnify any Person for or against any interference, infringement, misappropriation or other conflict with respect to the item.

(d) Section 3.13(d) of the Snyder’s Disclosure Letter identifies each item of Intellectual Property that any Person other than a Snyder’s Company owns and that any Snyder’s Company uses pursuant to license, agreement or permission (a “License”). With respect to each item of Intellectual Property required to be identified in Section 3.13(d) of the Snyder’s Disclosure Letter: (i) to the Knowledge of any Snyder’s Company, such item is not subject to any Order; (ii) to the Knowledge of any Snyder’s Company, no Proceeding is pending or is threatened or anticipated that challenges the legality, validity or enforceability of such item; and (iii) no Snyder’s Company has granted any sublicense or similar right with respect to the License relating to such item.

3.14  Tax.

(a) Each Snyder’s Company has timely filed with the appropriate Governmental Body all Tax Returns that such Snyder’s Company was required to have filed. All Tax Returns filed by each Snyder’s Company are true, correct and complete in all respects. All Taxes owed (or required to be remitted) by any Snyder’s Company (whether or not shown or required to be shown on any Tax Return) have been timely paid to the appropriate Governmental Body. There are no Encumbrances on any of the assets of the Snyder’s Companies that arose in connection with, or otherwise relate to, any failure (or alleged failure) to pay any Tax.

(b) Each Snyder’s Company has withheld or collected, and timely paid to the appropriate Governmental Body, all Taxes required to have been withheld or collected and remitted, and complied with all information reporting and back-up withholding requirements, and has maintained all required records with respect thereto, in connection with amounts paid or owing to any employee, customer, creditor, stockholder, independent contractor, or other third party.

(c) The unpaid Taxes of the Snyder’s Companies (i) did not, as of the Interim Balance Sheet Date, exceed the reserve for Liability for Taxes (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Snyder’s Interim Balance Sheet (rather than in any notes thereto) and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Snyder’s Companies in filing their Tax Returns.

(d) Except as set forth on Section 3.14(d) of the Snyder’s Disclosure Letter, there is no dispute or claim concerning any Liability for Taxes paid, collected or remitted (or to be paid, collected or permitted) by any Snyder’s Company either (i) claimed or raised by any Governmental Body in writing or (ii) as to which any Snyder’s Company has Knowledge. Except as set forth in Section 3.14 of the Snyder’s Disclosure Letter, no Snyder’s Company has waived any statute or period of limitations with respect to any Tax or agreed, or been requested by any Governmental Body to agree, to any extension of time with respect to any Tax. No extension of time within which to file any Tax Return of any Snyder’s Company has been requested, granted or currently is in effect.

(e) No Snyder’s Company has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law). Except as set forth in Section 3.14 of the Snyder’s Disclosure Letter, no Snyder’s Company is a party to any Tax allocation, sharing, reimbursement or similar agreement. No Snyder’s Company has been a member of any Affiliated Group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which was Snyder’s). No Snyder’s Company has any Liability for Taxes of any Person (other than any Snyder’s Company) under Section 1.1502-6 of the Treasury Regulation (or any similar provision of any other Law), as a transferee or successor, by Contract, or otherwise. No Snyder’s Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code. No Snyder’s Company has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Lance will not be required to deduct and withhold any amount under Section 1445(a) of the Code or otherwise upon the transfer of the Shares to Lance.

(f) Section 3.14 of the Snyder’s Disclosure Letter lists each agreement, contract, plan or other arrangement (whether or not written and whether or not an Employee Benefit Plan) to which any Snyder’s Company is a party that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and the Treasury Regulations promulgated hereunder. Each such nonqualified deferred compensation plan (i) complies, and is operated and administered in accordance, with the requirements of Section 409A of the Code, the Treasury Regulations promulgated hereunder and any other IRS guidance issued thereunder and (ii) has been operated and administered in good faith compliance with Section 409A of the Code from the period beginning on January 1, 2005.

3.15  Legal Compliance.  Except as set forth on Section 3.15(a) of the Snyder’s Disclosure Letter, each Snyder’s Company is, and since January 1, 2007, has been, in compliance in all material respects with all applicable material Laws and Permits. Except as set forth on Section 3.15(a) of the Snyder’s Disclosure Letter, no Proceeding is pending, nor since January 1, 2007, has been filed or commenced, against any Snyder’s Company alleging any failure to comply with any applicable Law or Permit. No event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a material violation by any Snyder’s Company of any material Law or Permit. Except as set forth on Section 3.15(a) of the Snyder’s Disclosure Letter, since January 1, 2007, no Snyder’s Company has received any notice or other communication from any Person regarding any actual, alleged or potential violation by any Snyder’s Company of any Law or Permit or any cancellation, termination or failure to renew any Permit held by any Snyder’s Company that has not been resolved. Section 3.15(b) of the Snyder’s Disclosure Letter contains a complete and accurate list of each material Permit held by any Snyder’s Company or that otherwise relates to the business of, or any asset owned or used by, any Snyder’s Company. Each listed Permit is valid and in full force and effect. The Permits listed on Section 3.15(b) of the Snyder’s Disclosure Letter constitute all of the material Permits necessary to allow each Snyder’s Company to lawfully conduct and operate its businesses as currently conducted and operated and to own and use its assets as currently owned and used.

3.16  Litigation.  Except as set forth on Section 3.16 of the Snyder’s Disclosure Letter, there is no Proceeding pending or, to the Knowledge of any Snyder’s Company, threatened or anticipated relating to or affecting (a) any Snyder’s Company or its businesses or any asset owned or used by it or (b) the Transactions. To the Knowledge of any Snyder’s Company, no event has occurred or circumstance exists that would reasonably be expected to give rise to or serve as a basis for the commencement of any such Proceeding. The Proceedings listed in Section 3.16 of the Snyder’s Disclosure Letter have not resulted in and are not reasonably likely to result in any Material Adverse Effect. Except as set forth on Section 3.16 of the Snyder’s Disclosure Letter, there is no outstanding Order to which any Snyder’s Company or any asset owned or used by it is subject. There is no pending nor, to the Knowledge of any Snyder’s Company, threatened material claim made by any Person for any injury to any individual or property as a result of the ownership, possession or use of any product manufactured, sold or delivered by any Snyder’s Company, and since January 1, 2007, there have been no recalls or withdrawals of products produced or sold by any Snyder’s Company or other similar federal, state or private actions with respect to such products and, to the Knowledge of any Snyder’s Company, no facts or circumstances exist that would reasonably be expected to result in such actions.

3.17  Environmental.  Except as set forth on Section 3.17 of the Snyder’s Disclosure Letter: (a) each Snyder’s Company has complied with and is in material compliance with all applicable Environmental Laws; (b) each Snyder’s Company has obtained and complied with, and is in substantial compliance with, all material Permits that are required pursuant to any applicable Environmental Law for the occupation of its facilities or the operation of its businesses; (c) all such required Permits are set forth on Section 3.15(b) of the Snyder’s Disclosure Letter; (d) since January 1, 2004, no Snyder’s Company has received any written or oral notice, report or other information regarding any actual or alleged violation of any applicable Environmental Law, or any Liabilities or potential Liabilities, including any investigatory, remedial or corrective obligations, relating to it or its facilities arising under any applicable Environmental Law which have not been resolved; (e) except in the ordinary course of business and in material compliance with applicable Environmental Law, none of the following exists at any property or facility currently owned or operated by any Snyder’s Company and none of the following existed at any property or facility previously owned or operated by any Snyder’s Company during the time the Snyder’s Company owned or operated such property or facility that individually or in the aggregate may have a Material Adverse Effect: (i) underground storage tanks, (ii) asbestos-containing material in any form or condition, (iii) materials or equipment containing polychlorinated biphenyls, or (iv) landfills, surface impoundments or disposal areas; (f) no Snyder’s Company has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or released any substance, including any Hazardous Substance, or owned or operated any property or facility (and no such property or facility is contaminated by any Hazardous Substance) in a manner that has given or would give rise to any material Liability, including any material Liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, pursuant to any applicable Environmental Law. Neither this Agreement nor the Transactions will result in any material Liability for site investigation or cleanup, or notification to or Consent of any Person, pursuant to any “transaction-triggered” or “responsible property transfer” Environmental Laws; (g) no Snyder’s Company has, either expressly or by operation of law, assumed or undertaken any material Liability, including any obligation for corrective or remedial action, of any other Person relating to any applicable Environmental Law; and (h) no facts, events or conditions relating to the past or present facilities, properties or operations of any Snyder’s Company will prevent, hinder or limit continued material compliance with any applicable Environmental Law, give rise to any investigatory, remedial or corrective obligations pursuant to any applicable Environmental Law, or give rise to any other material Liabilities pursuant to any applicable Environmental Law, including any relating to onsite or offsite releases or threatened releases of hazardous materials, substances or wastes, personal injury, property damage or natural resources damage.

3.18  Employees.  Since January 1, 2009, no Snyder’s Company is or has been a party to or bound by any collective bargaining agreement or any contract with a labor union or labor organization. No Snyder’s Company has experienced or is subject to any dispute or controversy with a union or other labor organization, including any strike, slowdown, picketing, work stoppage, employee grievance process, arbitration, boycott, lawsuit, administrative process, claim of unfair labor practice or other dispute. To the Knowledge of any Snyder’s Company, as of the date of this Agreement, there is no lockout of any employees by any Snyder’s Company, no such action is contemplated by any Snyder’s Company, and there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened by any labor organization, involving employees of Snyder’s Company. No Snyder’s Company has committed any unfair labor practice as defined by the National Labor Relations Act, as amended. To the Knowledge of any Snyder’s Company, (a) no other Person, including any union or other labor organization, may require any Snyder’s Company, either by operation of law, collective bargaining agreement, or other contract, to require Lance to assume any collective bargaining agreement or other contract between any Snyder’s Company, any union or other labor organization, and/or any employee(s) of any Snyder’s Company; and (b) no other Person, including any union or other labor organization, may require Lance to assume any collective bargaining agreement or other contract between any Snyder’s Company, any union or other labor organization, and/or any employee(s) of any Snyder’s Company. Each Snyder’s Company is in compliance in all material respects with all applicable material Laws respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational health and safety.

3.19  Employee Benefits.

(a) Section 3.19 of the Snyder’s Disclosure Letter lists each Employee Benefit Plan that any Snyder’s Company, since January 1, 2009, maintains or to which any Snyder’s Company contributes, has any obligation to contribute or has any other Liability.

(i) Each such Employee Benefit Plan (and each related trust, insurance contract, or fund) complies in form and in operation in all material respects with all applicable laws and the terms of each such plan. The terms of each Employee Benefit Plan are in material compliance with the applicable requirements of ERISA, the Code and other applicable Laws. With respect to each Employee Benefit Plan, no event has occurred and there exists no condition or set of circumstances in connection with which any Snyder’s Company or any trade or business, whether or not incorporated, which, together with any Snyder’s Company, would be deemed to be a “single employer” within the meaning of Section 4001(b) of ERISA or Sections 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”) that would be subject to any Liability that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect.

(ii) All required reports and descriptions (including Form 5500 Annual Reports, summary annual reports, PBGC-1s and summary plan descriptions) have been timely filed and distributed appropriately with respect to each such Employee Benefit Plan.

(iii) With respect to each such Employee Benefit Plan that is an Employee Welfare Benefit Plan: (A) the Snyder’s Company has no material liability on account of any violation of the requirements of COBRA, (B) the Snyder’s Company has no material liability on account of any violation of the health care requirements of Part 7 of Title I of ERISA or Sections 9801, 9802, 9803, 9811, 9812 of the Code. Neither the Snyder’s Company, any Employee Benefit Plan or any employee, administrator or agent thereof is or has been in violation of the transaction and code set rules under Sections 1172-1175 of the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”), the HIPAA privacy rules under 45 CFR Part 160 and Subparts A and E of Part 164 or the HIPAA security rules under 45 CFR Part 160 and Subparts A and C of Part 164. No penalties have been imposed on the Snyder’s Company, any Employee Benefit Plan, or any employee, officer, director, administrator or agent thereof under Sections 1176 or 1177 of HIPAA, and (C) except as set forth on Section 3.19(a)(iii) of the Snyder’s Disclosure Letter, the Snyder’s Company does not provide, and is not required either currently or in the future to provide, health, life, death or other welfare benefits to or in respect of employees, former employees or retirees of the Snyder’s Company after their termination of employment, except as specifically required by COBRA or applicable state law.

(iv) There are no material outstanding Liabilities of, or related to, any Employee Benefit Plan, other than Liabilities for benefits to be paid in the ordinary course to participants in such Employee Benefit Plan and their beneficiaries in accordance with the terms of such Employee Benefit Plans. No “excess contributions” have been made that would be non-deductible or that would subject Snyder’s Company to the excise tax imposed under Section 4972 of the Code.

(v) All contributions (including all employer contributions and employee salary reduction contributions) that are due have been paid to each such Employee Benefit Plan that is an Employee Pension Benefit Plan. All premiums or other payments required to have been made for all periods ending on or before the Closing Date have been paid with respect to each such Employee Benefit Plan that is an Employee Welfare Benefit Plan. With respect to any such contributions, premiums or other payments required that are not yet due, to the extent required by GAAP, adequate reserves are reflected on the Snyder’s Balance Sheet or Liability therefore was incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date.

(vi) Each such Employee Benefit Plan that is an Employee Pension Benefit Plan meets the requirements of a “qualified plan” under Section 401(a) of the Code, has received a favorable determination letter from the IRS that it is such a “qualified plan,” or the period for obtaining such a determination letter has not yet closed, and, to the Knowledge of any Snyder’s Company, there are no facts, circumstances or events since the date of such determination letter that could reasonably be expected to result in the revocation of such determination letter. The trust, if any, forming part of each Employee Pension Benefit Plan is exempt from U.S. federal income tax under Section 501(a) of the Code.

(vii) No Snyder’s Company has any commitment, intention or understanding to modify, adopt or approve any new, Employee Benefit Plan, or terminate any such Employee Benefit Plan.

(viii) Neither the execution, delivery or performance of Transaction Documents nor the consummation of the transactions contemplated thereby (whether alone or in connection with any other events(s)) will (A) except as set forth on Section 3.19(a)(iii) of the Snyder’s Disclosure Letter, accelerate the time of payment or vesting or increase benefits or the amount payable under any Employee Benefit Plan, (B) result in payments under any of the Employee Benefit Plans that (1) would not be deductible under Section 280G of the Code, or

(2) would result in any excise tax on any Employee under Section 4999 of the Code or any other comparable Law, or (C) result in any material limitation on the right of any Snyder’s Company or its successors to amend, merge, terminate or receive a reversion of assets from any Employee Benefit Plan or related trust.

(ix) With respect to each Employee Benefit Plan, Snyder’s has delivered to Lance true, correct and complete copies of: (A) the plan documents, (B) summary plan descriptions, (C) the most recent determination letter received from the IRS, (D) the most recent Form 5500 Annual Report and accompanying schedules, (E) the most recent annual financial report, (F) the most recent actuarial report, (G) any non-discrimination or coverage testing results for the two most recent plan years, (H) any notices to or from the IRS or any office or representative of the Department of Labor relating to any compliance issues in respect of any such Employee Benefit Plan, (I) all related trust agreements, service provider agreements, insurance contracts, agreements with investment managers and other funding agreements that implement each such Employee Benefit Plan and (J) all amendments, modifications or supplements to any such document.

(b) With respect to each Employee Benefit Plan that any Snyder’s Company or any ERISA Affiliate maintains or has maintained or to which any of them contributes, has contributed, or has been required to contribute or had any Liability:

(i) Neither a Snyder’s Company nor any ERISA Affiliate has incurred any Liability under Title IV of ERISA (other than for premiums pursuant to Section 4007 of ERISA which have been timely paid) or Section 4971 of the Code that has not been satisfied. No Employee Benefit Plan has within the three years preceding the date of this Agreement, incurred an accumulated funding deficiency within the meaning of Section 302 of ERISA or Section 412 of the Code, nor is there any request pending before the IRS for any waiver of the minimum funding standards of Section 302 of ERISA and Section 412 of the Code, nor has there been any prior such request granted with respect to any Employee Benefit Plan where the minimum funding commitment has not yet been satisfied, nor has any Lien in favor of any Employee Benefit Plan arisen under Section 412(n) of the Code or Section 302(f) of ERISA. Neither a Snyder’s Company nor any ERISA Affiliate has been required to provide security to any defined benefit pension plan pursuant to Section 401(a)(29) of the Code that has not been released. With respect to each Employee Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (i) the fair market value of the assets of such Employee Benefit Plan equals or exceeds the actuarial present value of all accrued benefits under such Employee Benefit Plan (whether or not vested), based upon the actuarial assumptions used to prepare the most recent actuarial report for such Employee Benefit Plan, (ii) there has been no partial termination of any such Employee Benefit Plan, and (iii) none of the following events has occurred: (x) the filing of a notice of intent to terminate, (y) the treatment of an Employee Benefit Plan amendment as a termination under Section 4041 of ERISA or (z) the commencement of proceedings by the PBGC to terminate an Employee Benefit Plan. There has been no “reportable event” within the meaning of Section 4043 of ERISA and the regulations and interpretations thereunder which required a notice to the PBGC which has not been fully and accurately reported in a timely fashion, as required, or which, whether or not reported, would constitute grounds for the PBGC to institute involuntary termination proceedings with respect to any Employee Benefit Plan that is subject to Title IV of ERISA.

(ii) No Employee Benefit Plan is a Multiemployer Plan or a multiple employer plan. No Snyder’s Company or any of its ERISA Affiliates has (i) contributed to or been obligated to contribute to, at any time during the last six years, any Multiemployer Plan or multiple employer plan, (ii) withdrawn in a complete or partial withdrawal from any Multiemployer Plan or multiple employer plan or (iii) incurred any liability due to the termination or reorganization of a Multiemployer Plan or a multiple employer plan.

(iii) Since January 1, 2005, there has been no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to any such Employee Benefit Plan. No “fiduciary” (as defined in Section 3(21) of ERISA) has any Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any such Employee Benefit Plan that could subject Snyder’s Company or any officer of Snyder’s Company to any material

Tax or penalty on prohibited transactions imposed by Section 4975 of the Code or to any material liability under Sections 502(i) or (l) of ERISA. No Proceeding with respect to the administration or the investment of the assets of any such Employee Benefit Plan (other than routine claims for benefits) is pending or, to the Knowledge of any Snyder’s Company, threatened or anticipated. To the Knowledge of any Snyder’s Company, there is no basis for any such Proceeding. There are no pending, or to the Knowledge of any Snyder’s Company, threatened or anticipated claims with respect to any such Employee Benefit Plan other than routine claims for benefits.

(c) Except as set forth on Section 3.19(a)(iii) of the Snyder’s Disclosure Letter, no Snyder’s Company maintains or has maintained or contributes, has contributed, has been required to contribute, or as a result of the Transactions will be required to contribute to any Employee Welfare Benefit Plan providing medical, health, or life insurance or other welfare-type benefits for current or future retired or terminated employees, their spouses or their dependents (other than in accordance with COBRA).

3.20  Customers and Suppliers.  With respect to each of the three fiscal years most recently completed prior to the date hereof, Section 3.20 of the Snyder’s Disclosure Letter lists (a) the ten largest (by dollar volume) customers of the Snyder’s Companies during each such period (showing the dollar volume for each), (b) the ten largest (by dollar volume) suppliers of the Snyder’s Companies during each such period (showing the dollar volume for each) and (c) the ten largest (by dollar volume) distributors of the Snyder’s Companies during each such period (showing the dollar volume for each). Since the Balance Sheet Date, no customer, supplier or distributor required to be disclosed in connection with the preceding sentence has notified any Snyder’s Company of a likely decrease in the volume of purchases from or sales to any Snyder’s Company, or a decrease in the price that any such customer is willing to pay for products or services of any Snyder’s Company, or an increase in the price that any such supplier or distributor will charge for products or services sold to any Snyder’s Company, or of the bankruptcy or liquidation of any such customer, supplier or distributor.

3.21  Transactions with Related Persons.  Except as disclosed on Section 3.21 of the Snyder’s Disclosure Letter, and other than normal advances or reimbursements of business expenses to employees consistent with past practices, payment of compensation to employees consistent with past practices, participation by employees in Employee Benefit Plans and intracompany transactions and arrangements by and among Snyder’s Companies consistent with past practices, no Affiliate of any Snyder’s Company or any of their respective directors, officers, partners, stockholders or Affiliates (a) is currently or has been party to any material business arrangement or relationship with any Snyder’s Company since January 1, 2009, (b) is a participant in any material transaction to which any Snyder’s Company is a party, or (c) owns any material asset, tangible or intangible, which is used in the business of any Snyder’s Company.

3.22  Capital Expenditures.  Except as set forth on Section 3.22 of the Snyder’s Disclosure Letter, there are no capital expenditures that any Snyder’s Company currently plans to make or anticipates will need to be made during its current fiscal year or the following fiscal year in order to comply with existing Laws or to continue operating the business of such Snyder’s Company following the Closing in the manner currently conducted by such Snyder’s Company. No Snyder’s Company has foregone or otherwise materially altered any planned capital expenditure as a result of Snyder’s decision to enter into the Transactions or otherwise sell or dispose of the business of any Snyder’s Company.

3.23  Insurance.  Section 3.23 of the Snyder’s Disclosure Letter sets forth the following information with respect to each insurance policy (collectively, the “Snyder’s Insurance Policies”) to which any Snyder’s Company is a party, a named insured, covered or otherwise the beneficiary of coverage: the name of the insurer, the policy number, the name of the policyholder, the period of coverage, and the amount of coverage. All premiums relating to the Insurance Policies have been timely paid. The Snyder’s Companies have delivered or made available to Lance copies of loss runs and outstanding claims as of a recent date with respect to each Insurance Policy.

3.24  No Brokers’ Fees.  Except for fees payable to Wells Fargo Securities, LLC by both Lance and Snyder’s pursuant to that certain engagement letter by and among Lance, Snyder’s and Wells Fargo Securities,

LLC, dated as of June 4, 2010 (the “Wells Fargo Engagement Letter”), no Snyder’s Company has any Liability for any fee, commission or payment to any broker, finder or agent with respect to the Transactions.

3.25  Snyder’s Information.  The information relating to the Snyder’s Companies that is provided by any Snyder’s Company or its Representatives for inclusion in the Joint Proxy Statement and Form S-4, or in any application, notification or other document filed with the SEC, NASDAQ, FINRA, any other regulatory agency or any Governmental Body in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. Notwithstanding the foregoing, the Snyder’s Companies make no representation or warranty with respect to any information supplied by Lance or Merger Sub which is contained in any of the foregoing documents.

3.26  No Acceleration of Rights and Benefits.  Except for customary professional fees incurred in connection with the transactions contemplated by this Agreement and the transactions contemplated thereby or as set forth on Section 3.26 of the Snyder’s Disclosure Letter, no Snyder’s Company has made, nor is any Snyder’s Company obligated to make, any payment to any Person in connection with the transactions contemplated by this Agreement or the other agreements contemplated hereby or any change of control. No rights or benefits of any Person have been (or will be) accelerated, increased or modified and no Person has the right to receive any payment or remedy (including rescission or liquidated damages), in each case as a result of a change of control or the consummation of the transactions contemplated by this Agreement or the other agreements contemplated hereby. Except as set forth on Section 3.26 of the Snyder’s Disclosure Letter, no Snyder’s Company is party to any contract which, by its terms, will require Lance or any other Snyder’s Company to support its obligations under such contract with a letter of credit or other collateral.

3.27  Disclosure.  To the Knowledge of any Snyder’s Company, no representation or warranty contained in this Article III and no statement in any section of the Snyder’s Disclosure Letter related thereto contains any untrue statement of material fact or omits to state any material fact necessary to make the statements therein not misleading. To the Knowledge of any Snyder’s Company, there is no impending change in any Snyder’s Company’s business, competitors, relations with employees, suppliers or customers, or in any Laws affecting any Snyder’s Company’s businesses that (a) has not been disclosed in the Snyder’s Disclosure Letter to the representations and warranties in this Article III and (b) has resulted in or is reasonably likely to result in any breach of any representation or warranty or Material Adverse Effect.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING LANCE AND MERGER SUB

Except as (i) disclosed in any report, schedule, form or other document filed with, or furnished to, the SEC by Lance prior to the date hereof (the “Lance SEC Reports”) or (ii) as set forth in the corresponding section or subsection of the disclosure letter delivered by Lance to Snyder’s prior to the execution of this Agreement (the “Lance Disclosure Letter”) (it being agreed that disclosure of any information in a particular section or subsection of the Lance Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), Lance and Merger Sub hereby represent and warrant to Snyder’s as follows:

4.1  Organization, Qualification and Corporate Power.  Section 4.1 of the Lance Disclosure Letter sets forth each Lance Company’s jurisdiction of organization, the other jurisdictions in which it is qualified to do business, and its directors or members and officers. Each Lance Company is a corporation or limited liability company, as applicable, duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each Lance Company is duly qualified to do business and is in good standing under the laws of each jurisdiction where such qualification is required. Each Lance Company has full corporate power and authority to conduct the businesses in which it is engaged, to own and use the properties and assets that it purports to own or use and to perform its obligations. Lance has delivered or otherwise made available to Snyder’s correct and complete copies of the Organizational Documents of each Lance Company. No Lance Company is in violation of any of its Organizational Documents.

4.2  Capitalization.  The entire authorized capital stock of Lance consists solely of 80,000,000 shares of capital stock, 5,000,000 shares of which are Preferred Stock, par value of $1.00 per share (of which 1,000,000 shares have been designated Series A Junior Participating Preferred Stock, par value of $1.00 per share), and 75,000,000 shares of which are Common Stock, par value of $0.83 1/3 per share. At the close of business on June 26, 2010, (i) no shares of Lance Preferred Stock were issued and outstanding and (ii) 32,409,886 shares of Lance Common Stock were issued and outstanding. All of the outstanding capital stock of each Lance Company, if any, has been duly authorized and is validly issued, fully paid and nonassessable. Section 4.2 of the Lance Disclosure Letter lists each Subsidiary, its authorized capital stock or other equity or profits interests, the number of shares or units outstanding, and the record and beneficial owner of such shares or units. Except as set forth on Section 4.2 of the Lance Disclosure Letter, there are no outstanding securities convertible or exchangeable into capital stock or other equity or profits interests of any Lance Company or any options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts that could require any Lance Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock or other equity or profits interests of any Lance Company. There is no outstanding stock appreciation, phantom stock, profit participation or similar rights with respect to any Lance Company. All of the outstanding securities of each Lance Company have been issued in material compliance with applicable U.S. federal and state securities Law. Except as set forth on Section 4.2 of the Lance Disclosure Letter, there are no voting trusts, proxies or other Contracts relating to the voting of the capital stock or other equity or profits interests of any Lance Company. No Lance Company controls directly or indirectly or has any direct or indirect equity interest in any Person that is not a Subsidiary.

4.3  Authority.  Lance and Merger Sub have full corporate power and authority to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance of this Agreement by each of Lance and Merger Sub has been duly authorized by all requisite corporate action on its part. This Agreement constitutes the valid and legally binding obligation of Lance and Merger Sub, enforceable against them in accordance with the terms of this Agreement.

4.4  No Conflicts.  Except as set forth on Section 4.4 of the Lance Disclosure Letter, neither the execution and delivery of this Agreement nor the performance of the Transactions will, directly or indirectly, with or without notice or lapse of time: (a) violate any Law to which any Lance Company or any asset owned or used by any Lance Company is subject; (b) violate any Permit of any Lance Company or give any Governmental Body the right to terminate, revoke, suspend or modify any Permit of any Lance Company; (c) violate any Organizational Document of any Lance Company; (d) violate, conflict with, result in a breach of, constitute a default under, result in the acceleration of or give any Person the right to accelerate the maturity or performance of, or to cancel, terminate, modify or exercise any remedy under, any Contract to which any Lance Company is a party or by which any Lance Company is bound or to which any asset of any Lance Company is subject or under which any Lance Company has any rights or the performance of which is guaranteed by any Lance Company; (e) cause Lance or any Lance Company to have any material Liability for any Tax; or (f) result in the imposition of any Encumbrance upon any asset owned or used by any Lance Company. Except as set forth on Section 4.4 of the Lance Disclosure Letter, no Lance Company needs to notify, make any filing with, or obtain any Consent of any Person in order to perform the Transactions.

4.5  Financial Statements.

(a) The following financial statements (collectively, the “Lance Financial Statements”) are included or incorporated by reference in the Lance SEC Reports: (i) audited, consolidated balance sheets of the Lance Companies as of December 26, 2009, December 27, 2008 and December 29, 2007 and statements of income, changes in stockholders’ equity, and cash flow for each of the fiscal years then ended, together with the notes thereto and the reports thereon of KPMG LLP, independent certified public accountants. Section 4.5 of the Lance Disclosure Letter includes an unaudited, consolidated balance sheet (the “Lance Interim Balance Sheet”) of the Lance Companies as of June 26, 2010, and statements of income, changes in stockholders’ equity, and cash flow for the interim period then ended. The Financial Statements have been prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered thereby, and present fairly the financial condition of the Lance Companies as of and for their respective dates; provided, however, that the interim financial statements described in clause (ii) above are subject to normal, recurring year-end adjustments (which will not be, individually or in the aggregate, materially adverse) and lack notes (which, if presented, would not differ materially from the notes accompanying the Balance Sheet).

(b) Each Lance Company’s books and records (including all financial records, business records, customer lists, and records pertaining to products or services delivered to customers) (i) are complete and correct in all material respects and all transactions to which such Lance Company is or has been a party are accurately reflected therein in all material respects on an accrual basis, (ii) reflect all discounts, returns and allowances granted by such Lance Company with respect to the periods covered thereby, (iii) have been maintained in accordance with customary and sound business practices in such Lance Company’s industry, (iv) form the basis for the Financial Statements and (v) reflect in all material respects the assets, liabilities, financial position, results of operations and cash flows of such Lance Company on an accrual basis. All computer-generated reports and other computer output included in such Lance Company’s books and records are complete and correct in all material respects and were prepared in accordance with sound business practices based upon authentic data.

(c) Each Lance Company maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15(f) under the Exchange Act). This internal control over financial reporting is effective in all material respects and has been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and is effective in performing the functions for which it was established. With respect to the fiscal years covered by the Lance Financial Statements, no Lance Company has had (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting, (ii) any changes in the internal control over financial reporting that have materially affected, or are reasonably likely to affect, such internal control over financial reporting or (iii) any events of fraud, whether or not material, that involve management or other employees of any Lance Company who have a significant role in the internal controls over financial reporting. Since December 26, 2009, there has been no change in the Lance’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Lance’s internal control over financial reporting.

4.6  Absence of Certain Changes.  Except as set forth on Section 4.6 of the Lance Disclosure Letter, since the Balance Sheet Date:

(a) no Lance Company has sold, leased, transferred or assigned any asset, other than for fair consideration in the ordinary course of business;

(b) no Lance Company has experienced any damage, destruction or loss (whether or not covered by insurance) to its property or assets in excess of $500,000;

(c) no Lance Company has entered into any Contract (or series of related Contracts) involving the payment or receipt of more than $1,500,000 or that cannot be terminated without penalty on less than six months notice and no Person has accelerated, terminated, modified or canceled any Contract (or series of related Contracts) involving more than $500,000 to which any Lance Company is a party or by which any of them or any of their assets is bound;

(d) no Encumbrance (other than any Permitted Encumbrance) has been imposed upon any asset of any Lance Company;

(e) no Lance Company has made any capital expenditure (or series of related capital expenditures) involving more than $2,500,000 or made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans or acquisitions) involving more than $2,500,000;

(e) no Lance Company has issued, created, incurred or assumed any Indebtedness (or series of related Indebtedness) involving more than $500,000 in the aggregate or delayed or postponed the payment of accounts payable or other Liabilities beyond the original due date;

(f) no Lance Company has canceled, compromised, waived or released any right or claim (or series of related rights or claims) or any Indebtedness (or series of related Indebtedness) owed to it, in any case involving more than $500,000;

(g) except for dividends and distributions and grants and exercises of employee stock options in the ordinary course of business and consistent with past practice, no Lance Company has issued, sold or otherwise disposed of any of its capital stock or other equity or profits interests, or granted any options, warrants or other rights to acquire (including upon conversion, exchange or exercise) any of its capital stock or other equity or profits interests or declared, set aside, made or paid any dividend or distribution with respect to its capital stock or other equity or profits interests (whether in cash or in kind) or redeemed, purchased or otherwise acquired any capital stock of any Lance Company or amended any of its Organizational Documents;

(h) no Lance Company has (i) conducted its businesses outside the ordinary course of business consistent with past practices, (ii) made any loan to, or entered into any other transaction with, any of its directors, officers or employees on terms that would not have resulted from an arms-length transaction, (iii) entered into any employment Contract or modified the terms of any existing employment Contract, (iv) granted any increase in the base compensation of any of its directors or, except in the ordinary course of business, officers or employees or (v) adopted, amended, modified or terminated any Employee Benefit Plan or other Contract for the benefit of any of its directors, officers or employees;

(i) no Lance Company has made, rescinded or changed any Tax election, changed any Tax accounting period, adopted or changed any accounting method, filed any amended Tax Return, entered into any closing agreement, settled any Tax claim, assessment or Liability, surrendered any right to claim a refund of Taxes, consented to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or taken any other similar action relating to the filing of any Tax Return or the payment of any Tax;

(j) there has not been any Proceeding commenced nor, to the Knowledge of any Lance Company, threatened or anticipated relating to or affecting any Lance Company or its businesses or any asset owned or used by it;

(k) there has not been (i) any loss of any material customer, distribution channel, sales location or source of supply of raw materials, Inventory, utilities or contract services or the receipt of any notice that such a loss may be pending, (ii) any material occurrence, event or incident related to any Lance Company outside of the ordinary course of business or (iii) any Material Adverse Effect in the businesses, operations, properties, prospects, assets, Liabilities or condition (financial or otherwise) of any Lance Company and no event has occurred or circumstance exists that may result in any such Material Adverse Effect; and

(l) no Lance Company has agreed or committed to any of the foregoing.

4.7  No Undisclosed Liabilities.  Except as set forth on Section 4.7 of the Lance Disclosure Letter, no Lance Company has any material Liability (and to its Knowledge no basis exists for any material Liability), except for (a) Liabilities under executory Contracts that are either listed on Section 4.12 of the Lance Disclosure Letter or are not required to be listed thereon, excluding Liabilities for any breach of any executory Contract, (b) Liabilities to the extent reflected or reserved against on the Interim Balance Sheet and (c) current Liabilities incurred in the ordinary course of business since the Interim Balance Sheet Date (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of Contract, breach of warranty, tort, infringement or violation of Law).

4.8  Title to, Sufficiency and Condition of Assets.  Except as set forth on Section 4.8of the Lance Disclosure Letter, the Lance Companies have good and marketable title to, or a valid leasehold interest in, all material property or assets used by any of them, located on any of their premises, purported to be owned by any of them, or shown on the Lance Interim Balance Sheet or acquired by any Lance Company after the Interim Balance Sheet Date (the “Lance Material Assets”), free and clear of any Encumbrances except Permitted Encumbrances, except for properties and assets disposed of in the ordinary course of business consistent with past practices since the Interim Balance Sheet Date. The Lance Material Assets include all tangible and intangible property and assets necessary for the continued conduct of the Lance Companies’ businesses after the Closing in the same manner as conducted prior to the Closing. The buildings, plants, structures, Tangible Personal Property and other tangible assets that are owned or leased by any Lance Company are structurally sound, free from material defects, in good operating condition and repair and adequate for the uses to which they are being put. Except as set forth on Section 4.8 of the Lance Disclosure Letter, none of such buildings, plants, structures, Tangible Personal Property or other tangible assets is in need of maintenance or repairs, except for ordinary, routine maintenance and repairs that are not material in nature or cost to such building, plant, structure, Tangible Personal Property or other tangible asset.

4.9  Accounts Receivable.  All Accounts Receivable represent or will represent valid obligations arising from products or services actually sold by the Lance Companies in the ordinary course of business. The reserves shown on the Lance Financial Statements, the Lance Interim Balance Sheet and the accounting records of the Lance Companies as of the Closing Date are or will be adequate and calculated consistent with past practices.

4.10  Inventory.  The Inventory of the Lance Companies consists of a quality and quantity usable for its intended purpose and salable in the ordinary course of business consistent with past practices. The quantities of each type of Inventory are reasonable in the present circumstances of each Lance Company and are not materially more or less than normal Inventory levels necessary to conduct the businesses of each Lance Company in the ordinary course consistent with past practices.

4.11  Real Property.

(a) Section 4.11(a) of the Lance Disclosure Letter lists all of the real property and interests therein owned by any Lance Company (with all easements and other rights appurtenant to such property, the “Lance Owned Real Property”) and, relative to each such property or interest, the Lance Company that owns it. Except as set forth on Section 4.11(a) of the Lance Disclosure Letter, the Lance Companies have good and marketable fee simple title to the Lance Owned Real Property, free and clear of any Encumbrances, except Permitted Encumbrances. Except as set forth in Section 4.11(a) of the Lance Disclosure Letter, no Lance Company is a lessor of any parcel of Lance Owned Real Property or any portion thereof or interest therein.

(b) Section 4.11(b) of the Lance Disclosure Letter lists all of the real property and interests therein leased, subleased or otherwise occupied or used by any Lance Company (with all easements and other rights appurtenant to such property, the “Lance Leased Real Property”). For each item of Lance Leased Real Property, Section 4.11(b) of the Lance Disclosure Letter also lists the lessor, the lessee, the lease term, the lease rate, and the lease, sublease, or other Contract pursuant to which the applicable Lance Company holds a possessory interest in the Lance Leased Real Property and all amendments, renewals, or extensions thereto (each, a “Lance Lease”). Except as set forth on Section 4.11(b) of the Lance Disclosure Letter, the leasehold interest of a Lance Company with respect to each item of Lance Leased Real Property is free and clear of any Encumbrances, except Permitted Encumbrances. Except as set forth in Section 4.11(b) of the Lance Disclosure Letter, no Lance Company is a sublessor of, or has assigned any lease covering, any item of Lance Leased Real Property. Leasing commissions or other brokerage fees due from or payable by any Lance Company with respect to any Lance Lease have been paid in full.

(c) The Lance Owned Real Property and the Lance Leased Real Property (collectively, the “Lance Real Property”) constitute all interests in real property currently used in connection with the businesses of the Lance Companies. The Lance Real Property is not subject to any rights of way, building use restrictions, title exceptions, variances, reservations or limitations of any kind or nature, except (i) those that in the aggregate do not impair the current use, occupancy, value or marketability of title to the Lance Real Property, (ii) as set forth in Section 4.11(c) of the Lance Disclosure Letter and (iii) with respect to each item of Lance Leased Real Property, as set forth in the Lance Lease relating to such item. All buildings, plants, structures and other improvements owned or used by any Lance Company lie wholly within the boundaries of the Lance Real Property and do not encroach upon the property, or otherwise conflict with the property rights, of any other Person. Except as set forth in Section 4.11(c) of the Lance Disclosure Letter, the Lance Real Property complies with all Laws, including zoning requirements, and no Lance Company has received any notifications from any Governmental Body or insurance company recommending improvements to the Real Property or any other actions relative to the Lance Real Property. Lance has delivered or made available to Snyder’s a copy of each deed and other instrument (as recorded) by which any Lance Company acquired any Lance Real Property and a copy of each title insurance policy, opinion, abstract, survey and appraisal relating to any Lance Real Property. No Lance Company is a party to or bound by any Contract (including any option) for the purchase or sale of any real estate interest or any Contract for the lease to or from any Lance Company of any real estate interest not currently in possession of any Lance Company.

4.12  Contracts.

(a) Section 4.12 of the Lance Disclosure Letter lists the following Contracts (i) to which any Lance Company is a party or by which any Lance Company is bound or to which any asset of any Lance Company is subject or under which any Lance Company has any rights or the performance of which is guaranteed by any Lance Company and (ii) that either involve amounts of $1,000,000 and a duration of eighteen months or longer or involve amounts of $5,000,000 or more regardless of duration (collectively, with the Lance Leases, Licenses and Insurance Policies, the “Lance Material Contracts”); provided, that the limitations in this clause (ii) do not apply to clauses (D), (F) and (M) below: (A) each Contract (or series of related Contracts) that involves delivery or receipt of products or services or that was not entered into in the ordinary course of business; (B) each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property, including each Lance Lease and License; (C) each licensing agreement, consent agreement, coexistence agreement, settlement agreement or other Contract with respect to Intellectual Property, including any agreement with any current or former Employee, consultant, or contractor regarding the appropriation or the non-disclosure of any Intellectual Property, except “shrink wrap” and “click-through” licenses to commercially available “off the shelf” software; (D) each collective bargaining agreement and other Contract to or with any labor union or other employee representative of a group of employees; (E) each joint venture, partnership or Contract involving a sharing of profits, losses, costs or Liabilities with any other Person; (F) each Contract containing any covenant that purports to restrict the business activity of any Lance Company or limit the freedom of any Lance Company to engage in any line of business or to compete with any Person; (G) each Contract providing for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods; (H) each power of attorney; (I) each Contract entered into other than in the ordinary course of business that contains or provides for an express undertaking by any Lance Company to be responsible for consequential, incidental or punitive damages; (J) each Contract (or series of related Contracts) for capital expenditures; (K) each written warranty, guaranty or other similar undertaking with respect to contractual performance other than in the ordinary course of business; (L) each Contract for Indebtedness; (M) each employment or consulting Contract; and (N) each Contract to which any Stockholder or any Related Person of any Stockholder or of any Lance Company is a party or otherwise has any rights, obligations or interests.

(b) Lance has delivered or otherwise made available to Snyder’s a correct and complete copy of each written Lance Material Contract and a written summary setting forth the terms and conditions of each other Lance Material Contract. Each Lance Material Contract, with respect to the Lance Companies, is legal, valid, binding, enforceable, in full force and effect and will continue to be so on identical terms following the Closing Date. Each Lance Material Contract, with respect to the other parties to such Lance Material Contract, to the Knowledge of any Lance Company, is legal, valid, binding, enforceable, in full force and effect and will continue to be so on identical terms following the Closing Date. No Lance Company is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default, or permit termination, modification or acceleration, under any Lance Material Contract. To the Knowledge of any Lance Company, no other party is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default, or permit termination, modification or acceleration, under any Lance Material Contract. No party to any Lance Material Contract has repudiated any provision of any Lance Material Contract.

4.13  Intellectual Property.

(a) Each Lance Company owns or has the right to use all Intellectual Property necessary or prudent for the operation of the business of such Lance Company as presently conducted. Each item of Intellectual Property owned, licensed or used by any Lance Company immediately prior to the Closing will be owned, licensed or available for use by such Lance Company on identical terms and conditions immediately following the Closing. Each Lance Company has taken all necessary and prudent action to maintain and protect each item of Intellectual Property that it owns, licenses or uses as of the date hereof or has owned, licensed or used since December 31, 2009. Each item of Intellectual Property owned, licensed or used by any Lance Company is valid and enforceable and otherwise fully complies with all Laws applicable to the enforceability thereof.

(b) No Lance Company has violated or infringed upon or otherwise come into conflict with any Intellectual Property of third parties, and no Lance Company has received any notice alleging any such violation, infringement or other conflict. To the Knowledge of any Lance Company, no third party has infringed upon or otherwise come into conflict with any Intellectual Property of any Lance Company.

(c) Section 4.13(c) of the Lance Disclosure Letter identifies each patent or registration (including copyright, trademark and service mark) that has been issued to any Lance Company (whether active and in force or abandoned, lapsed, canceled or expired) with respect to any of its Intellectual Property, identifies each patent application or application for registration (whether pending, abandoned, lapsed, canceled or expired) that any Lance Company has made with respect to any of its Intellectual Property, and identifies each license, agreement or other permission that any Lance Company has granted to any third party (whether active and in force or terminated, canceled or expired) with respect to any of its Intellectual Property. Lance has delivered to Snyder’s correct and complete copies of all such patents, registrations, applications, licenses, agreements and permissions (or, if oral, written summaries thereof) and have made available to Lance correct and complete copies of all other written documentation evidencing ownership and prosecution (if applicable) of each such item. Section 4.13(c) of the Lance Disclosure Letter also identifies each trade name or unregistered trademark or service mark owned by any Lance Company. With respect to each item of Intellectual Property required to be identified in Section 4.13(c) of the Lance Disclosure Letter and except as expressly set forth on Section 4.13(c) of the Lance Disclosure Letter: (i) the Lance Companies possess all right, title and interest in and to the item, free and clear of any Encumbrance; (ii) the item is not subject to any Order; (iii) no Proceeding is pending or, to the Knowledge of any Lance Company, is threatened or anticipated that challenges the legality, validity, enforceability, use or ownership of the item; and (iv) no Lance Company has agreed to indemnify any Person for or against any interference, infringement, misappropriation or other conflict with respect to the item.

(d) Section 4.13(d) of the Lance Disclosure Letter identifies each item of Intellectual Property that any Person other than a Lance Company owns and that any Lance Company uses pursuant to a License. With respect to each item of Intellectual Property required to be identified in Section 4.13(d) of the Lance Disclosure Letter: (i) to the Knowledge of any Lance Company, such item is not subject to any Order; (ii) to the Knowledge of any Lance Company, no Proceeding is pending or is threatened or anticipated that challenges the legality, validity or enforceability of such item; and (iii) no Lance Company has granted any sublicense or similar right with respect to the License relating to such item.

4.14  Tax.

(a) Each Lance Company has timely filed with the appropriate Governmental Body all Tax Returns that such Lance Company was required to have filed. All Tax Returns filed by each Lance Company are true, correct and complete in all respects. All Taxes owed (or required to be remitted) by any Lance Company (whether or not shown or required to be shown on any Tax Return) have been timely paid to the appropriate Governmental Body. There are no Encumbrances on any of the assets of the Lance Companies that arose in connection with, or otherwise relate to, any failure (or alleged failure) to pay any Tax.

(b) Each Lance Company has withheld or collected, and timely paid to the appropriate Governmental Body, all Taxes required to have been withheld or collected and remitted, and complied with all information reporting and back-up withholding requirements, and has maintained all required records with respect thereto, in connection with amounts paid or owing to any employee, customer, creditor, stockholder, independent contractor, or other third party.

(c) The unpaid Taxes of the Lance Companies (i) did not, as of the Interim Balance Sheet Date, exceed the reserve for Liability for Taxes (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Lance Interim Balance Sheet (rather than in any notes thereto) and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Lance Companies in filing their Tax Returns.

(d) There is no dispute or claim concerning any Liability for Taxes paid, collected or remitted (or to be paid, collected or permitted) by any Lance Company either (i) claimed or raised by any Governmental Body in writing or (ii) as to which any Lance Company has Knowledge. No Lance Company has waived any statute or period of limitations with respect to any Tax or agreed, or been requested by any Governmental Body to agree, to any extension of time with respect to any Tax. No extension of time within which to file any Tax Return of any Lance Company has been requested, granted or currently is in effect.

(e) No Lance Company has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law). No Lance Company is a party to any Tax allocation, sharing, reimbursement or similar agreement. No Lance Company has been a member of any Affiliated Group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which was Lance). No Lance Company has any Liability for Taxes of any Person (other than any Lance Company) under Section 1.1502-6 of the Treasury Regulation (or any similar provision of any other Law), as a transferee or successor, by Contract, or otherwise. No Lance Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code. No Lance Company has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Lance will not be required to deduct and withhold any amount under Section 1445(a) of the Code or otherwise upon the transfer of the Shares to Lance.

(f) Section 4.14 of the Lance Disclosure Letter lists each agreement, contract, plan or other arrangement (whether or not written and whether or not an Employee Benefit Plan) to which any Lance Company is a party that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and the Treasury Regulations promulgated hereunder. Each such nonqualified deferred compensation plan (i) complies, and is operated and administered in accordance, with the requirements of Section 409A of the Code, the Treasury Regulations promulgated hereunder and any other IRS guidance issued thereunder and (ii) has been operated and administered in good faith compliance with Section 409A of the Code from the period beginning on January 1, 2005.

4.15  Legal Compliance.  Except as set forth on Section 4.15(a) of the Lance Disclosure Letter, each Lance Company is, and since January 1, 2007, has been, in compliance in all material respects with all applicable material Laws and Permits. Except as set forth on Section 4.15 (a) of the Lance Disclosure Letter, no Proceeding is pending, nor since January 1, 2007, has been filed or commenced, against any Lance Company alleging any failure to comply with any applicable Law or Permit. No event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a material violation by any Lance Company of any material Law or Permit. Except as set forth on Section 4.15 (a) of the Lance Disclosure Letter, since January 1, 2007, no Lance Company has received any notice or other communication from any Person regarding any actual, alleged or potential violation by any Lance Company of any Law or Permit or any cancellation, termination or failure to renew any Permit held by any Lance Company that has not been resolved. Section 4.15(b) of the Lance Disclosure Letter contains a complete and accurate list of each material Permit held by any Lance Company or that otherwise relates to the business of, or any asset owned or used by, any Lance Company. Each listed Permit is valid and in full force and effect. The Permits listed on Section 4.15(b) of the Lance Disclosure Letter constitute all of the material Permits necessary to allow each Lance Company to lawfully conduct and operate its businesses as currently conducted and operated and to own and use its assets as currently owned and used.

4.16  Litigation.  Except as set forth on Section 4.16 of the Lance Disclosure Letter, there is no Proceeding pending or, to the Knowledge of any Lance Company, threatened or anticipated relating to or affecting (a) any Lance Company or its businesses or any asset owned or used by it or (b) the Transactions. To the Knowledge of any Lance Company, no event has occurred or circumstance exists that would reasonably be expected to give rise to or serve as a basis for the commencement of any such Proceeding. The Proceedings listed in Section 4.16 of the Lance Disclosure Letter have not resulted in and are not reasonably likely to result in any Material Adverse Effect. Except as set forth on Section 4.16 of the Lance Disclosure Letter, there is no outstanding Order to which any Lance Company or any asset owned or used by it is subject. There is no pending nor, to the Knowledge of any Lance Company, threatened material claim made by any Person for any injury to any individual or property as a result of the ownership, possession or use of any product manufactured, sold or delivered by any Lance Company, and since January 1, 2007, there have been no recalls or withdrawals of products produced or sold by any Lance Company or other similar federal, state or private actions with respect to such products and, to the Knowledge of any Lance Company, no facts or circumstances exist that would reasonably be expected to result in such actions.

4.17  Environmental.  Except as set forth on Section 4.17 of the Lance Disclosure Letter: (a) each Lance Company has complied with and is in material compliance with all applicable Environmental Laws; (b) each Lance Company has obtained and complied with, and is in substantial compliance with, all material Permits that are required pursuant to any applicable Environmental Law for the occupation of its facilities or the operation of its businesses; (c) all such required Permits are set forth on Section 4.15(b) of the Lance Disclosure Letter; (d) since January 1, 2004, no Lance Company has received any written or oral notice, report or other information regarding any actual or alleged violation of any applicable Environmental Law, or any Liabilities or potential Liabilities, including any investigatory, remedial or corrective obligations, relating to it or its facilities arising under any applicable Environmental Law which have not been resolved; (e) except in the ordinary course of business and in material compliance with applicable Environmental Law, none of the following exists at any property or facility currently owned or operated by any Lance Company and none of the following existed at any property or facility previously owned or operated by any Lance Company during the time the Lance Company owned or operated such property or facility that individually or in the aggregate may have a Material Adverse Effect: (i) underground storage tanks, (ii) asbestos-containing material in any form or condition, (iii) materials or equipment containing polychlorinated biphenyls, or (iv) landfills, surface impoundments or disposal areas; (f) no Lance Company has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or released any substance, including any Hazardous Substance, or owned or operated any property or facility (and no such property or facility is contaminated by any Hazardous Substance) in a manner that has given or would give rise to any material Liability, including any material Liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, pursuant to any applicable Environmental Law. Neither this Agreement nor the Transactions will result in any material Liability for site investigation or cleanup, or notification to or Consent of any Person, pursuant to any “transaction-triggered” or “responsible property transfer” Environmental Laws; (g) no Lance Company has, either expressly or by operation of law, assumed or undertaken any material Liability, including any obligation for corrective or remedial action, of any other Person relating to any applicable Environmental Law; and (h) no facts, events or conditions relating to the past or present facilities, properties or operations of any Lance Company will prevent, hinder or limit continued material compliance with any applicable Environmental Law, give rise to any investigatory, remedial or corrective obligations pursuant to any applicable Environmental Law, or give rise to any other material Liabilities pursuant to any applicable Environmental Law, including any relating to onsite or offsite releases or threatened releases of hazardous materials, substances or wastes, personal injury, property damage or natural resources damage.

4.18  Employees.  Since January 1, 2009, no Lance Company is or has been a party to or bound by any collective bargaining agreement or any contract with a labor union or labor organization. No Lance Company has experienced or is subject to any dispute or controversy with a union or other labor organization, including any strike, slowdown, picketing, work stoppage, employee grievance process, arbitration, lawsuit, administrative process, boycott, claim of unfair labor practice or other dispute. To the Knowledge of any Lance Company, as of the date of this Agreement, there is no lockout of any employees by any Lance Company, no such action is contemplated by any Lance Company, and there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened by any labor organization, involving employees of Lance Company. No Lance Company has committed any unfair labor practice as defined by the National Labor Relations Act, as amended. To the Knowledge of any Lance Company, (a) no other Person, including any union or other labor organization, may require any Lance Company, either by operation of law, collective bargaining agreement, or other contract, to require Snyder’s to assume any collective bargaining agreement or other contract between any Lance Company, any union or other labor organization, and/or any employee(s) of any Lance Company; and (b) no other Person, including any union or other labor organization, may require Snyder’s to assume any collective bargaining agreement or other contract between any Lance Company, any union or other labor organization, and/or any employee(s) of any Lance Company. Lance is in compliance in all material respects with all applicable material Laws respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational health and safety.

4.19  Employee Benefits.

(a) Section 4.19 of the Lance Disclosure Letter lists each Employee Benefit Plan that any Lance Company, since January 1, 2009, maintains or to which any Lance Company contributes, has any obligation to contribute or has any other Liability.

(i) Each such Employee Benefit Plan (and each related trust, insurance contract, or fund) complies in form and in operation in all material respects with all applicable laws and the terms of each such plan. The terms of each Employee Benefit Plan are in material compliance with the applicable requirements of ERISA, the Code and other applicable Laws. With respect to each Employee Benefit Plan, no event has occurred and there exists no condition or set of circumstances in connection with which any Lance Company or any trade or business, whether or not incorporated, which, together with any Lance Company, would be deemed to be an ERISA Affiliate that would be subject to any Liability that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect.

(ii) All required reports and descriptions (including Form 5500 Annual Reports, summary annual reports, PBGC-1s and summary plan descriptions) have been timely filed and distributed appropriately with respect to each such Employee Benefit Plan.

(iii) With respect to each such Employee Benefit Plan that is an Employee Welfare Benefit Plan: (A) the Lance Company has no material liability on account of any violation of the requirements of COBRA, (B) the Lance Company has no material liability on account of any violation of the health care requirements of Part 7 of Title I of ERISA or Sections 9801, 9802, 9803, 9811, 9812 of the Code. Neither the Lance Company, any Employee Benefit Plan or any employee, administrator or agent thereof is or has been in violation of the transaction and code set rules under Sections 1172-1175 of the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”), the HIPAA privacy rules under 45 CFR Part 160 and Subparts A and E of Part 164 or the HIPAA security rules under 45 CFR Part 160 and Subparts A and C of Part 164. No penalties have been imposed on the Lance Company, any Employee Benefit Plan, or any employee, officer, director, administrator or agent thereof under Sections 1176 or 1177 of HIPAA, and (C) the Lance Company does not provide, and is not required either currently or in the future to provide, health, life, death or other welfare benefits to or in respect of employees, former employees or retirees of the Lance Company after their termination of employment, except as specifically required by COBRA or applicable state law.

(iv) There are no material outstanding Liabilities of, or related to, any Employee Benefit Plan, other than Liabilities for benefits to be paid in the ordinary course to participants in such Employee Benefit Plan and their beneficiaries in accordance with the terms of such Employee Benefit Plans. No “excess contributions” have been made that would be non-deductible or that would subject Lance Company to the excise tax imposed under Section 4972 of the Code.

(v) All contributions (including all employer contributions and employee salary reduction contributions) that are due have been paid to each such Employee Benefit Plan that is an Employee Pension Benefit Plan. All premiums or other payments required to have been made for all periods ending on or before the Closing Date have been paid with respect to each such Employee Benefit Plan that is an Employee Welfare Benefit Plan. With respect to any such contributions, premiums or other payments required that are not yet due, to the extent required by GAAP, adequate reserves are reflected on the Lance Balance Sheet or Liability therefore was incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date.

(vi) Each such Employee Benefit Plan that is an Employee Pension Benefit Plan meets the requirements of a “qualified plan” under Section 401(a) of the Code, has received a favorable determination letter from the IRS that it is such a “qualified plan,” or the period for obtaining such a determination letter has not yet closed, and, to the Knowledge of any Lance Company, there are no facts, circumstances or events since the date of such determination letter that could reasonably be expected to result in the revocation of such determination letter. The trust, if any, forming part of each Employee Pension Benefit Plan is exempt from U.S. federal income tax under Section 501(a) of the Code.

(vii) No Lance Company has any commitment, intention or understanding to modify, adopt or approve any new, Employee Benefit Plan, or terminate any such Employee Benefit Plan.

(viii) Neither the execution, delivery or performance of Transaction Documents nor the consummation of the transactions contemplated thereby (whether alone or in connection with any other events(s)) will, except as set forth on Section 4.19(a)(vii) of the Lance Disclosure Letter, (A) accelerate the time of payment or vesting or increase benefits or the amount payable under any Employee Benefit Plan, (B) result in payments under any of the Employee Benefit Plans that (1) would not be deductible under Section 280G of the Code, or (2) would result in any excise tax on any Employee under Section 4999 of the Code or any other comparable Law, or (C) result in any material limitation on the right of any Lance Company or its successors to amend, merge, terminate or receive a reversion of assets from any Employee Benefit Plan or related trust.

(ix) With respect to each Employee Benefit Plan, Lance has delivered to Snyder’s true, correct and complete copies of: (A) the plan documents, (B) summary plan descriptions, (C) the most recent determination letter received from the IRS, (D) the most recent Form 5500 Annual Report and accompanying schedules, (E) the most recent annual financial report, (F) the most recent actuarial report, (G) any non-discrimination or coverage testing results for the two most recent plan years, (H) any notices to or from the IRS or any office or representative of the Department of Labor relating to any compliance issues in respect of any such Employee Benefit Plan, (I) all related trust agreements, service provider agreements, insurance contracts, agreements with investment managers and other funding agreements that implement each such Employee Benefit Plan and (J) all amendments, modifications or supplements to any such document.

(b) With respect to each Employee Benefit Plan that any Lance Company or any ERISA Affiliate maintains or has maintained or to which any of them contributes, has contributed, or has been required to contribute or had any Liability:

(i) Neither a Lance Company nor any ERISA Affiliate has incurred any Liability under Title IV of ERISA (other than for premiums pursuant to Section 4007 of ERISA which have been timely paid) or Section 4971 of the Code that has not been satisfied. No Employee Benefit Plan has within the three years preceding the date of this Agreement, incurred an accumulated funding deficiency within the meaning of Section 302 of ERISA or Section 412 of the Code, nor is there any request pending before the IRS for any waiver of the minimum funding standards of Section 302 of ERISA and Section 412 of the Code, nor has there been any prior such request granted with respect to any Employee Benefit Plan where the minimum funding commitment has not yet been satisfied, nor has any Lien in favor of any Employee Benefit Plan arisen under Section 412(n) of the Code or Section 302(f) of ERISA. Neither a Lance Company nor any ERISA Affiliate has been required to provide security to any defined benefit pension plan pursuant to Section 401(a)(29) of the Code that has not been released. With respect to each Employee Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (i) the fair market value of the assets of such Employee Benefit Plan equals or exceeds the actuarial present value of all accrued benefits under such Employee Benefit Plan (whether or not vested), based upon the actuarial assumptions used to prepare the most recent actuarial report for such Employee Benefit Plan, (ii) there has been no partial termination of any such Employee Benefit Plan, and (iii) none of the following events has occurred: (x) the filing of a notice of intent to terminate, (y) the treatment of an Employee Benefit Plan amendment as a termination under Section 4041 of ERISA or (z) the commencement of proceedings by the PBGC to terminate an Employee Benefit Plan. There has been no “reportable event” within the meaning of Section 4043 of ERISA and the regulations and interpretations thereunder which required a notice to the PBGC which has not been fully and accurately reported in a timely fashion, as required, or which, whether or not reported, would constitute grounds for the PBGC to institute involuntary termination proceedings with respect to any Employee Benefit Plan that is subject to Title IV of ERISA.

(ii) No Employee Benefit Plan is a Multiemployer Plan or a multiple employer plan. No Lance Company or any of its ERISA Affiliates has (i) contributed to or been obligated to contribute to, at any time during the last six years, any Multiemployer Plan or multiple employer plan, (ii) withdrawn in a complete or partial withdrawal from any Multiemployer Plan or multiple employer plan or (iii) incurred any liability due to the termination or reorganization of a Multiemployer Plan or a multiple employer plan.

(iii) Since January 1, 2005, there has been no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to any such Employee Benefit Plan. No “fiduciary” (as defined in Section 3(21) of ERISA) has any Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any such Employee Benefit Plan that could subject Lance Company or any officer of Lance Company to any material Tax or penalty on prohibited transactions imposed by Section 4975 of the Code or to any material liability under Sections 502(i) or (l) of ERISA. No Proceeding with respect to the administration or the investment of the assets of any such Employee Benefit Plan (other than routine claims for benefits) is pending or, to the Knowledge of any Lance Company, threatened or anticipated. To the Knowledge of any Lance Company, there is no basis for any such Proceeding. There are no pending, or to the Knowledge of any Lance Company, threatened or anticipated claims with respect to any such Employee Benefit Plan other than routine claims for benefits.

(c) No Lance Company maintains or has maintained or contributes, has contributed, has been required to contribute, or as a result of the Transactions will be required to contribute to any Employee Welfare Benefit Plan providing medical, health, or life insurance or other welfare-type benefits for current or future retired or terminated employees, their spouses or their dependents (other than in accordance with COBRA).

4.20  Customers and Suppliers.  With respect to each of the three fiscal years most recently completed prior to the date hereof, Section 4.20 of the Lance Disclosure Letter lists (a) the ten largest (by dollar volume) customers of the Lance Companies during each such period (showing the dollar volume for each), (b) the ten largest (by dollar volume) suppliers of the Lance Companies during each such period (showing the dollar volume for each) and (c) the ten largest (by dollar volume) distributors of the Lance Companies during each such period (showing the dollar volume for each). Since the Balance Sheet Date, no customer, supplier or distributor required to be disclosed in connection with the preceding sentence has notified any Lance Company of a likely decrease in the volume of purchases from or sales to any Lance Company, or a decrease in the price that any such customer is willing to pay for products or services of any Lance Company, or an increase in the price that any such supplier or distributor will charge for products or services sold to any Lance Company, or of the bankruptcy or liquidation of any such customer, supplier or distributor.

4.21  Transactions with Related Persons.  Except as disclosed on Section 4.21 of the Lance Disclosure Letter, and other than normal advances or reimbursements of business expenses to employees consistent with past practices, payment of compensation to employees consistent with past practices, participation by employees in Employee Benefit Plans and intracompany transactions and arrangements by and among Lance Companies consistent with past practices, no Affiliate of any Lance Company or any of their respective directors, officers, partners, stockholders or Affiliates (a) is currently or has been party to any material business arrangement or relationship with any Lance Company since January 1, 2009, (b) is a participant in any material transaction to which any Lance Company is a party, or (c) owns any material asset, tangible or intangible, which is used in the business of any Lance Company.

4.22  Capital Expenditures.  Except as set forth on Section 4.22 of the Lance Disclosure Letter, there are no capital expenditures that any Lance Company currently plans to make or anticipates will need to be made during its current fiscal year or the following fiscal year in order to comply with existing Laws or to continue operating the business of such Lance Company following the Closing in the manner currently conducted by such Lance Company. No Lance Company has foregone or otherwise materially altered any planned capital expenditure as a result of Lance’s decision to enter into the Transactions or otherwise sell or dispose of the business of any Lance Company.

4.23  Insurance.  Section 4.23 of the Lance Disclosure Letter sets forth the following information with respect to each insurance policy (collectively, the “Lance Insurance Policies”) to which any Lance Company is a party, a named insured, covered or otherwise the beneficiary of coverage: the name of the insurer, the policy number, the name of the policyholder, the period of coverage, and the amount of coverage. All premiums relating to the Insurance Policies have been timely paid. The Lance Companies have delivered or made available to Snyder’s copies of loss runs and outstanding claims as of a recent date with respect to each Insurance Policy.

4.24  No Brokers’ Fees.  Except for fees payable to Wells Fargo Securities by both Lance and Snyder’s pursuant to the Wells Fargo Engagement Letter and except as set forth on Section 4.24 of the Lance Disclosure Letter, no Lance Company has any Liability for any fee, commission or payment to any broker, finder or agent with respect to the Transactions.

4.25  Lance Information.  The information relating to the Lance Companies that is provided by any Lance Company or its Representatives for inclusion in the Joint Proxy Statement and Form S-4, or in any application, notification or other document filed with the SEC, NASDAQ, FINRA, any other regulatory agency or any Governmental Body in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. Notwithstanding the foregoing, the Lance Companies make no representation or warranty with respect to any information supplied by any Snyder’s Company which is contained in any of the foregoing documents.

4.26  No Acceleration of Rights and Benefits.  Except for customary professional fees incurred in connection with the transactions contemplated by this Agreement and the transactions contemplated thereby or as set forth on Section 4.26 of the Lance Disclosure Letter, no Lance Company has made, nor is any Lance Company obligated to make, any payment to any Person in connection with the transactions contemplated by this Agreement or the other agreements contemplated hereby or any change of control. No rights or benefits of any Person have been (or will be) accelerated, increased or modified and no Person has the right to receive any payment or remedy (including rescission or liquidated damages), in each case as a result of a change of control or the consummation of the transactions contemplated by this Agreement or the other agreements contemplated hereby. Except as set forth on Section 4.26 of the Lance Disclosure Letter, no Lance Company is party to any contract which, by its terms, will require Lance or any other Lance Company to support its obligations under such contract with a letter of credit or other collateral.

4.27  Disclosure.  To the Knowledge of any Lance Company, no representation or warranty contained in this Article IV and no statement in any section of the Lance Disclosure Letter related thereto contains any untrue statement of material fact or omits to state any material fact necessary to make the statements therein not misleading. To the Knowledge of any Lance Company, there is no impending change in any Lance Company’s business, competitors, relations with employees, suppliers or customers, or in any Laws affecting any Lance Company’s businesses that (a) has not been disclosed in the Lance Disclosure Letter to the representations and warranties in this Article IV and (b) has resulted in or is reasonably likely to result in any breach of any representation or warranty or Material Adverse Effect.

ARTICLE VI

COVENANTS

The Parties agree as follows:

5.1  Reasonable Best Efforts.  Each Party will use its reasonable best efforts to take all actions necessary, proper or advisable in order to perform the Transactions (including satisfaction, but not waiver, of the closing conditions set forth in Article VI).

5.2  Conduct of Business by Snyder’s.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing Date, Snyder’s shall, and shall cause its Subsidiaries to, except to the extent that Lance shall otherwise consent in writing, carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable Laws, pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and employees, and (iii) preserve its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings. In addition, Snyder’s will promptly notify Lance of any material event involving its business, operations or financial condition.

In addition, without limiting the generality of the foregoing, except as set forth in Section 5.2 of the Snyder’s Disclosure Letter or as expressly contemplated by this Agreement, without the prior written consent of Lance, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing Date, Snyder’s shall not do any of the following and shall not permit its Subsidiaries to do any of the following:

(a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans, except as contemplated under this Agreement;

(b) Grant any severance or termination pay to any employee except pursuant to written agreements in effect, or customary practices or policies existing, on the date hereof and as set forth on Section 5.2(b) of the Snyder’s Disclosure Letter, or adopt any new severance plan or policies;

(c) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any Intellectual Property rights, other than with respect to non-exclusive licenses in the ordinary course of business and consistent with past practice;

(d) Except for (i) the Snyder’s Second Quarter Dividend and (ii) subject to Section 5.19(b), the Snyder’s Third Quarter Dividend, declare, set aside or pay any dividends or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(e) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock or other equity or profits interests of any Snyder’s Company, except for (i) repurchases of shares or other equity or profits interests in connection with the termination of the employment relationship with any employee pursuant to stock option or other agreements in effect on the date hereof and (ii) any such purchases, redemptions or acquisitions occurring in connection with any cashless exercises under Snyder’s option plans;

(f) Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock or other equity or profits interests or any securities convertible into shares of capital stock or other equity or profits interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity or profits interests or any securities convertible into shares of capital stock or other equity or profits interests, or enter into other agreements or commitments of any character obligating any Snyder’s Company to issue any such shares or convertible securities, other than the issuance, delivery and sale of Optionholder Snyder’s Shares;

(g) Cause, permit or propose any amendments to its articles of incorporation, bylaws or other Organizational Documents, except as contemplated by this Agreement or the Transactions;

(h) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or substantially all of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of any Snyder’s Company;

(i) Sell, lease, license, encumber or otherwise dispose of any properties or assets that are material, individually or in the aggregate, to the business of any Snyder’s Company other than in the ordinary course of business consistent with past practices;

(j) Incur or create any Indebtedness or enter into any arrangement having a similar economic effect, other than borrowings under the Existing Snyder’s Company Indebtedness in the ordinary course of business consistent with past practices;

(k) Except as otherwise provided in this Agreement, and other than in the ordinary course, consistent with past practices, (i) adopt or amend any Employee Benefit Plan or enter into any employment contract or collective bargaining agreement, (ii) pay any special bonus or special remuneration to any director or employee (other than bonuses or incentive compensation under existing arrangements which are set forth on Section 5.2(k) of the Snyder’s Disclosure Letter), (iii) make any loan or provide any advance to any director or employee, or (iv) increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, employees or consultants;

(l) Revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices; or

(m) Agree in writing or otherwise commit to take any of the actions described in Section 5.2 (a) through (l) above.

5.3  Conduct of Business by Lance.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing Date, Lance shall, and shall cause its Subsidiaries to, except to the extent that Snyder’s shall otherwise consent in writing, carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable Laws, pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and employees, and (iii) preserve its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings. In addition, Lance will promptly notify Snyder’s of any material event involving its business, operations or financial condition.

In addition, without limiting the generality of the foregoing, except as set forth in Section 5.3 of the Lance Disclosure Letter or except as expressly contemplated by this Agreement, without the prior written consent of Snyder’s, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing Date, Lance shall not do any of the following and shall not permit its Subsidiaries to do any of the following:

(a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans, except as contemplated under this Agreement, any of such plans or any other contract entered into prior to the date hereof; provided, that Lance shall be permitted to make reasonably necessary pricing adjustments to its outstanding options on account of dividends payable pursuant to Section 5.19;

(b) Grant any severance or termination pay to any employee except pursuant to written agreements in effect, or policies existing, on the date hereof and as set forth on Section 5.3(b) of the Lance Disclosure Letter, or adopt any new severance plan or policies;

(c) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any Intellectual Property rights, other than with respect to non-exclusive licenses in the ordinary course of business and consistent with past practice;

(d) Declare, set aside or pay any dividends or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; provided, that Lance shall be permitted to issue grants of non-qualified stock option and restricted and unrestricted stock to existing and newly hired employees as set forth in Section 5.3(f) and pay (i) regular quarterly cash dividends with customary record and payment dates on the Lance Shares not in excess of $0.16 and (ii) dividends payable pursuant to Section 5.19;

(e) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of any Lance Company, except for (i) repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or other agreements in effect on the date hereof, (ii) any such purchases, redemptions or acquisitions occurring in connection with any cashless exercises under Lance’s option plans or in connection with the vesting of shares of restricted stock held by employees and (iii) repurchases of shares of capital stock of any Lance Company from employees of any Lance Company to cover withholding taxes payable by such employees upon the vesting of shares of restricted stock;

(f) Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating any Lance Company to issue any such shares or convertible securities; provided, that Lance shall be permitted to issue, deliver and sell such shares or convertible securities pursuant to, and available under, Lance’s existing stock option and equity incentive plans, including issuances to existing and newly hired employees under such plans.

(g) Cause, permit or propose any amendments to its articles of incorporation, bylaws or other Organizational Documents, except as contemplated by this Agreement or the Transactions;

(h) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or substantially all of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of any Lance Company;

(i) Sell, lease, license, encumber or otherwise dispose of any properties or assets that are material, individually or in the aggregate, to the business of any Lance Company other than in the ordinary course of business consistent with past practices;

(j) Incur or create any Indebtedness or enter into any arrangement having a similar economic effect, other than borrowings under the Existing Lance Indebtedness in the ordinary course of business consistent with past practices;

(k) Except as otherwise provided by this Agreement, or as required by any Employee Benefit Plans as in effect as of the date of this Agreement or by applicable Law, and other than in the ordinary course, consistent with past practices, (i) adopt or amend any Employee Benefit Plan or enter into any employment contract or collective bargaining agreement, (ii) pay any special bonus or special remuneration to any director or employee (other than bonuses or incentive compensation under existing arrangements which are set forth on Section 5.3(k) of the Lance Disclosure Letter), (iii) make any loan or provide any advance to any director or employee, or (iv) increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, employees or consultants;

(l) Revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices; or

(m) Agree in writing or otherwise commit to take any of the actions described in Section 5.3 (a) through (l) above.

5.4  Regulatory Matters; Consents.

(a) Lance and Snyder’s shall promptly prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus. Lance shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Lance and Snyder’s shall thereafter mail or deliver the Joint Proxy Statement to their respective stockholders. Lance shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

(b) Each Party shall, upon request, furnish all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Lance, Merger Sub, Snyder’s or any of their respective Subsidiaries to any Governmental Body in connection with the Transactions (collectively, the “Filings”); provided, that in each such case no Snyder’s Company shall have any legal responsibility for the accuracy or completeness of any such disclosure or filing, except and solely to the extent that (i) such Snyder’s Company, its Affiliates or its Representatives knowingly provides Lance with inaccurate information for inclusion in such filing or (ii) the facts and circumstances underlying any such disclosure or filing constitute a breach of a representation or warranty of any Snyder’s Company in this Agreement or in any other Transaction Document. Neither Lance nor Merger Sub shall be responsible for the accuracy or completeness of any information related to any Snyder’s Company or its directors, officers or stockholders or furnished by a Snyder’s Company or its Affiliates or Representatives for inclusion in the Filings.

(c) The Parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all Permits, consents, approvals and authorizations of all third parties and Governmental Bodies that are necessary or advisable to consummate the Transactions and to comply with the terms and conditions of all such Permits, consents, approvals and authorizations of all such third parties or Governmental Bodies, and shall keep the other Party apprised of the status of all such efforts. In furtherance of and not in limitation of the foregoing, Snyder’s and Lance shall (i) file or cause to be filed as promptly as practicable, but in no event later than ten (10) Business Days following the date hereof, with the Federal Trade Commission and the Department of Justice, all notification and report forms that may be required for the Transactions and thereafter provide as promptly as practicable any supplemental information requested in connection therewith pursuant to the HSR Act and (ii) include in each such filing, notification and report form referred to in the immediately preceding clause (i) a request for early termination or acceleration of any applicable waiting or review periods, to the extent available under the applicable Law.

(d) Snyder’s will use its reasonable best efforts (at Snyder’s expense) to obtain all Consents listed on Section 3.4 of the Snyder’s Disclosure Letter, and Lance will cooperate in all reasonable respects with Snyder’s to obtain all such Consents; provided, however, that such cooperation will not include any requirement to pay any consideration, to agree to any undertaking or modification to a Contract or Permit or to offer or grant any financial accommodation not required by the terms of such Contract or Permit. Lance will use its reasonable best efforts (at Lance’s expense) to obtain all Consents listed on Section 4.4 of the Lance Disclosure Letter, and Snyder’s will cooperate in all reasonable respects with Lance to obtain all such Consents; provided, however, that such cooperation will not include any requirement to pay any consideration, to agree to any undertaking or modification to a Contract or Permit or to offer or grant any financial accommodation not required by the terms of such Contract or Permit. Notwithstanding the anything to the contrary contained herein, with respect to satisfying any Antitrust Laws, (i) no Party shall be required to take any action which would bind such Party or its Subsidiaries irrespective of whether the Closing occurs, and (ii) no Party, nor any of their respective Subsidiaries or Affiliates shall be required (A) to hold separate (including by trust or otherwise) or divest any of their respective businesses or assets, (B) to agree to any limitation on the operation or conduct of their respective businesses or (C) to waive any of the conditions set forth in Article VI of this Agreement.

(e) Prior to the Effective Time, each Party shall notify the others promptly (i) upon the occurrence of any event or discovery of information which is required to be set forth in an amendment or supplement to the Form S-4, the Joint Proxy Statement or any Filing so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) upon the receipt of any comments from the SEC or any other Governmental Body in connection with any filing made pursuant hereto and (iii) upon any request by the SEC or any other Governmental Body for amendments or supplements to the Joint Proxy Statement or any Filings or for additional information. Each of Snyder’s and Lance shall supply the other with copies of all correspondence between such party or any of its Representatives, on the one hand, and the SEC or any other Governmental Body, on the other hand, with respect to the Transactions or the Form S-4, the Joint Proxy Statement or any Filing. Except where prohibited by applicable Law, and subject to the confidentiality agreement between Lance and Snyder’s, dated as of April 13, 2010 (as amended by the Wells Fargo Engagement Letter, the “Confidentiality Agreement”), (x) each of Snyder’s and Lance shall permit such other party to review in advance and, to the extent practicable, consult with the other Party in connection with any Filings or any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any third party, the SEC or any other Governmental Body in connection with this Agreement or the Transactions and (y) each of Snyder’s and Lance shall coordinate with the other Party in preparing and exchanging such information and promptly provide the other (and its counsel) with copies of all Filings, presentations or submissions (and a summary of any oral presentations) made by such party with the SEC or any other Governmental Body in connection with this Agreement or the Transactions; provided, that, with respect to any such filing, presentation or submission, each of Lance and Snyder’s need not supply the other (or its counsel) with copies (or in case of oral presentations, a summary) to the extent that any Law applicable to such Party requires such Party or its Subsidiaries to restrict or prohibit access to any such properties or information or where such properties or information is subject to the attorney-client privilege (it being understood that the participation and cooperation contemplated herein is not intended to constitute, nor shall be deemed to constitute, any form of direct or indirect waiver of the attorney-client privilege maintained by any party hereto). Each of Snyder’s and Lance will cause all documents that it is responsible for filing with any other regulatory authorities under this Section 5.4 to comply in all material respects with all applicable requirements of Law and the rules and regulations promulgated thereunder.

5.5  Snyder’s No-Solicitation.

(a) Snyder’s agrees that it will not, and will cause its Subsidiaries and their respective Affiliates and Representatives not to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to, any Snyder’s Acquisition Proposal. Snyder’s will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any persons other than Lance with respect to any Snyder’s Acquisition Proposal and will use its reasonable best efforts to enforce any confidentiality or similar agreement relating to a Snyder’s Acquisition Proposal. Snyder’s will promptly (and in any event, within two Business Days) advise Lance following receipt of any Snyder’s Acquisition Proposal (or any indication by any Person that it is considering making a Snyder’s Acquisition Proposal) and the substance thereof (including the identity of the Person making such Snyder’s Acquisition Proposal), and will keep Lance apprised of any related developments, discussions and negotiations (including the terms and conditions of the Snyder’s Acquisition Proposal) on a current basis.

(b) The Snyder’s board of directors shall not: (i) (A) withdraw (or modify or qualify in any manner adverse to Lance) the approval, recommendation or declaration of advisability of this Agreement and the Transactions, (B) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Snyder’s Acquisition Proposal or (C) resolve, agree or propose to take any such actions (each such action, a “Snyder’s Adverse Recommendation Change”), (ii) cause or permit Snyder’s to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or which is intended to or reasonably likely to lead to, any Snyder’s Acquisition Proposal or (iii) resolve, agree or propose to take any of such actions. Notwithstanding the foregoing, at any time prior to obtaining the Snyder’s Stockholder Approval, the Snyder’s board of directors may make a Snyder’s Adverse Recommendation Change if it determines in good faith (after consulting with outside counsel) that the failure to do so would result in a breach of its fiduciary duties under applicable Law.

5.6  Lance No-Solicitation.

(a) Lance agrees that it will not, and will cause its Subsidiaries and their respective Affiliates and Representatives not to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to, any Lance Acquisition Proposal; provided, that, in the event Lance receives an unsolicited Lance Acquisition Proposal and the board of directors of Lance concludes in good faith that there is a reasonable likelihood that such Lance Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal, Lance may, and may permit its Representatives, its Subsidiaries and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information and participate in such negotiations or discussions to the extent that the board of directors of Lance concludes in good faith (and based on the advice of counsel) that failure to take such actions would more likely than not result in a violation of its fiduciary duties under applicable Law; provided, further, that prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, it shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement, and it shall simultaneously provide Snyder’s with any such nonpublic information to the extent it has not previously provided such information to Snyder’s. Lance will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any persons other than Snyder’s with respect to any Lance Acquisition Proposal and will use its reasonable best efforts to enforce any confidentiality or similar agreement relating to a Lance Acquisition Proposal. Lance will promptly (and in any event, within two Business Days) advise Snyder’s following receipt of any Lance Acquisition Proposal (or any indication by any Person that it is considering making a Lance Acquisition Proposal) and the substance thereof (including the identity of the person making such Lance Acquisition Proposal), and will keep Snyder’s apprised of any related developments, discussions and negotiations (including the terms and conditions of the Lance Acquisition Proposal) on a current basis.

(b) The Lance board of directors shall not: (i) (A) withdraw (or modify or qualify in any manner adverse to Snyder’s) the approval, recommendation or declaration of advisability of this Agreement and the Transactions, (B) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Lance Acquisition Proposal or (C) resolve, agree or propose to take any such actions (each such action, a “Lance Adverse Recommendation Change”), (ii) cause or permit Lance to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or which is intended to or reasonably likely to lead to, any Lance Acquisition Proposal or (iii) resolve, agree or propose to take any of such actions. Notwithstanding the foregoing, at any time prior to obtaining the Lance Stockholder Approval, the Lance board of directors may make a Lance Adverse Recommendation Change if it determines in good faith (after consultation with outside counsel) that the failure to do so would result in a breach of its fiduciary duties under applicable Law.

(c) Nothing contained in this Agreement shall prevent Lance or its board of directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to a Lance Acquisition Proposal;

provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

5.7  Snyder’s Stockholder Approval.  As of the date of this Agreement, the board of directors of Snyder’s has adopted resolutions approving this Agreement and the Transactions on substantially the terms and conditions set forth in this Agreement, and directing that this Agreement and the Transactions, on such terms and conditions, be submitted to Snyder’s stockholders for their consideration. The board of directors of Snyder’s will submit to its stockholders this Agreement and the Transactions, together with any other matters required to be approved or adopted by its stockholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, Snyder’s will take, in accordance with applicable Law and its Organizational Documents, all action necessary to convene a meeting of its stockholders, as promptly as practicable, to consider and vote upon the adoption of this Agreement and approval of the Transactions as well as any other such matters. The board of directors of Snyder’s will use all reasonable best efforts to (a) recommend to its stockholders that they adopt this Agreement and (b) obtain from its stockholders the approval of a proposal to adopt this Agreement (the “Snyder’s Stockholder Approval”). Snyder’s shall submit this Agreement to its stockholders at the stockholders meeting even if its board of directors shall have withdrawn, modified or qualified its recommendation, unless this Agreement has been terminated in accordance with its terms.

5.8  Lance Stockholder Approval.  As of the date of this Agreement, the board of directors of Lance has adopted resolutions approving this Agreement and the Transactions on substantially the terms and conditions set forth in this Agreement, and directing that certain of the transactions contemplated hereby, including the issuance of the Lance Shares that will comprise the Merger Consideration (the “Issuance”), be submitted to Lance’s stockholders for their consideration. The board of directors of Lance will submit to its stockholders this Agreement, together with any matters (including the Issuance) required to be approved or adopted by its stockholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, Lance will take, in accordance with applicable Law and its Organizational Documents, all action necessary to convene a meeting of its stockholders, as promptly as practicable, to consider and vote upon approval of the Issuance as well as any other such matters. Except in the case of a Lance Adverse Recommendation Change specifically permitted by Section 5.6(b), the board of directors of Lance will use all reasonable best efforts to (a) recommend to its stockholders that they approve the Issuance, (b) include such recommendation in the Joint Proxy Statement and (c) obtain from its stockholders a vote approving the Issuance (the “Lance Stockholder Approval”).

5.9  Access.  Upon reasonable notice and subject to applicable Laws relating to the confidentiality of information, each of Snyder’s and Lance shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Closing Date, to all its properties, books, contracts, commitments and records, and, during such period, such party shall, and shall cause its Subsidiaries to, make available to the other Party (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities Laws (other than reports or documents that such party is not permitted to disclose under applicable Law) and (b) all other information concerning its business, properties and personnel as the other party may reasonably request. Neither Snyder’s nor Lance, nor any of their Subsidiaries, shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such Party or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The Parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement. No information or knowledge obtained in any investigation by a Party or its Representatives shall affect or be deemed to modify the representations and warranties of the other Party set forth in this Agreement.

5.10  Cooperation; Control of Other Party’s Business.  After the date hereof and prior to the Effective Time, Lance and Snyder’s shall cooperate, subject to applicable Law, in a manner reasonably acceptable to both Parties such that the Parties will confer on a regular and continued basis regarding the general status of the ongoing operations of Snyder’s and its Subsidiaries and integration planning matters and communicate and consult with specific Persons to be identified by each party to the other with respect to the foregoing. Notwithstanding the foregoing, nothing contained in this Agreement shall give Lance, directly or indirectly, the right to control or direct the operations of Snyder’s or shall give Snyder’s, directly or indirectly, the right to control or direct the operations of Lance, prior to the Closing Date. Prior to the Closing Date, each of Lance and Snyder’s shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

5.11  NASDAQ Listing.  Lance shall use its reasonable best efforts to cause the Lance Shares to be issued in connection with the Merger to be authorized for listing on the NASDAQ, subject to official notice of issuance, prior to the Closing Date. To the extent required by NASDAQ Rule 5110(a), Lance shall use its reasonable best efforts to file a de novo application for initial listing in connection with the Merger and obtain approval of such application by NASDAQ.

5.12  Employee Matters.

(a) From the Effective Time through December 31, 2010, the employees of Snyder’s and its Subsidiaries who remain in the employment of Lance or its Subsidiaries (including the Surviving Company and any Subsidiary thereof) (the “Continuing Employees”) shall receive compensation and benefits that are comparable in the aggregate to the compensation and benefits provided to such employees of Snyder’s and its Subsidiaries immediately prior to the Effective Time.

(b) With respect to any Employee Benefit Plan maintained by Lance or any of its Subsidiaries in which Continuing Employees and their eligible dependents will be eligible to participate from and after the Effective Time, for all purposes, including determining eligibility to participate, level of benefits including benefit accruals (other than benefit accruals under defined benefit plans) and vesting service recognized by Snyder’s and its Subsidiaries immediately prior to the Effective Time shall be treated as service with Lance or its Subsidiaries; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(c) With respect to any Employee Welfare Benefit Plan maintained by Lance or any of its Subsidiaries in which Continuing Employees are eligible to participate after the Effective Time, Lance or such Lance Subsidiary shall (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans of Snyder’s and its Subsidiaries prior to the Effective Time and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid and for out-of-pocket maximums incurred prior to the Effective Time in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.

(d) Nothing contained herein shall be construed as requiring, and Snyder’s shall take no action that would have the effect of requiring, Lance to continue any specific plans or to continue the employment of any specific person. Furthermore, no provision of this Agreement shall be construed as prohibiting or limiting the ability of Lance to amend, modify or terminate any plans, programs, policies, arrangements, agreements or understandings of Lance or Snyder’s. Without limiting the scope of Section 8.3, nothing in this Section 5.12 shall confer any rights or remedies of any kind or description upon any Continuing Employee or any other person other than the parties hereto and their respective successors and assigns.

5.13  Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Closing Date, Lance shall indemnify and hold harmless, to the fullest extent permitted under applicable Law (and Lance shall also advance expenses as incurred to the fullest extent permitted under applicable Law provided the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification), each present and former director, officer and employee of Snyder’s and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding arising out of or pertaining to matters existing or occurring at or prior to the Closing Date, including the Transactions.

(b) For the six-year period commencing immediately after the Closing Date, Lance shall maintain in effect the Snyder’s Companies’ current directors’ and officers’ liability insurance covering acts or omissions occurring prior to the Closing Date with respect to those Persons who are currently covered by the Snyder’s Companies’ directors’ and officers’ liability insurance policy on terms with respect to such coverage and amount no less favorable to the Snyder’s Companies’ directors and officers currently covered by such insurance than those of such policy in effect on the date hereof; provided, that Lance may substitute therefor policies of a reputable insurance company the terms of which, including coverage and amount, are no less favorable to such directors and officers than the insurance coverage otherwise required under this Section 5.13(b); provided, further, that Lance shall not be required to pay an annual premium for such directors’ and officers’ liability insurance in excess of 200% of the annual premium currently paid by the Snyder’s Companies for such insurance, and if the annual premiums of such insurance coverage exceed such amount, Lance shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. Notwithstanding the foregoing, Lance may fulfill its obligation to provide insurance under this Section 5.13(b) by obtaining a “tail” policy of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less favorable to the insured than the existing policy, and maintaining such “tail” policy in full force and effect for a period of at least six (6) years.

(c) Any Indemnified Party wishing to claim indemnification under Section 5.13(a), upon learning of any Proceeding, will promptly notify Lance; provided, that the failure so to notify will not affect the obligations of Lance under Section 5.13(a) unless and to the extent that Lance is actually and materially prejudiced as a consequence.

(d) If Lance or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or transfers all or substantially all of its assets to any other entity, then and in each case, Lance will cause proper provision to be made so that the successors and assigns of Lance will assume the obligations set forth in this Section 5.13.

(e) The provisions of this Section 5.13 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party and his or her heirs and representatives.

5.14  Notice of Developments.  Each Party shall give written notice to the others of (a) the occurrence, or failure to occur, of any event of which it has Knowledge that causes or would be reasonably likely to cause any representation or warranty of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Closing determined as if such representation or warranty were made at such time, (b) the failure by such Party to comply with or satisfy in any material respect any covenant to be complied with by it hereunder, (c) any written notice or other written communication from any Person alleging that the Consent of such Person is or may be required in connection with the Transactions and (d) any written notice or other written communication from any Governmental Body in connection with the Transactions. Except as provided below, no such notification shall affect the representations or warranties of such Party or the conditions to its respective obligations hereunder. Solely to the extent such notification under clause (a) above relates to an event, condition, fact or circumstance that arises after the date of this Agreement, each of Lance and Snyder’s shall be entitled to make such notification in the form of updates and/or modifications to the Lance Disclosure Letter or Snyder’s Disclosure Letter, as applicable (each, an “Update”), and such Update shall amend and supplement the appropriate sections of such Disclosure Letter previously delivered by such Party. Notwithstanding anything to the contrary contained in this Agreement, unless Lance, in the case of an Update by Snyder’s, or Snyder’s, in the case of an Update by Lance, provides the other Parties with a written notice of termination pursuant to Section 7.1(c)(ii) or 7.1(d)(ii), as applicable, within three (3) Business Days after the expiration of any applicable cure period in respect of a breach described in an Update delivered pursuant to this Section 5.14, and which uncured breach would otherwise give rise to a termination right by such Party under Section 7.1(c)(ii) or 7.1(d)(ii), as applicable, then the Party receiving such an Update shall be deemed to have waived its right to terminate this Agreement or prevent the consummation of the Transactions, and to have accepted such Update for all purposes under this Agreement. Subject to the termination right described above, the delivery of any such Update shall be deemed to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of such variance or inaccuracy.

5.15  Confidentiality, Press Releases and Public Announcements.  The Parties acknowledge that any information provided to, or otherwise acquired by, it in connection with this Agreement and the Transactions is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. The Parties shall not, and shall cause their respective Subsidiaries not to, issue any press release or public announcement concerning this Agreement or the Transactions without obtaining the prior written approval of the other Parties, unless, in the sole judgment of such Party, disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange on which Lance lists securities; provided, that, to the extent required by applicable Law, the party intending to make such release shall use its commercially reasonable efforts consistent with such applicable Law to consult with the other Parties with respect to the timing and content thereof. Snyder’s and Lance will consult with each other concerning the means by which any employee, customer or supplier of Snyder’s or Lance (including any of their respective Subsidiaries) or any other Person having any business relationship with any Snyder’s or Lance (or any of their respective Subsidiaries) will be informed of the Transactions, and the other Party will have the right to be present for any such communication.

5.16  Takeover Statutes.  If any “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Law becomes or is deemed to be applicable to Snyder’s, Lance, Merger Sub, the Merger or any Transaction, then each of Snyder’s, Lance, Merger Sub and their respective board of directors shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Law inapplicable to the foregoing. Each of the Parties shall take no action to cause any such anti-takeover Law to become applicable to this Agreement, the Merger or any other transaction contemplated hereby.

5.17  Tax-Free Reorganization.  Lance, Merger Sub and Snyder’s shall use commercially reasonable efforts to cause the Merger to qualify as a reorganization with the meaning of Section 368(a) of the Code. In addition, Lance, Merger Sub and Snyder’s shall not take, and shall not permit any of their respective Subsidiaries, Affiliates, Representatives or any “related person” (as such term is defined in Section 1.368-1 of the Treasury Regulation) to take, any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

5.18  Section 16 Matters.  Prior to the Effective Time, the Parties shall each take all such steps as may be necessary or appropriate, and shall cooperate with each other as necessary, to cause any deemed disposition of Snyder’s Shares or conversion of any derivative securities in respect of such Snyder’s Shares or any deemed acquisition of Lance Shares by an individual who after the Merger is expected to be subject to Section 16(b) of the Exchange Act with respect to Lance, in each case in connection with the consummation of the Transactions, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.19  Declaration and Payment of Dividends.

(a) Prior to the Closing, Lance shall declare a cash dividend (the “Dividend”) in the amount of $3.75 per share of Lance Shares issued and outstanding on the Record Date; provided, that payment of the Dividend shall be contingent on the consummation of the Transactions.

(b) So long as the Closing occurs after November 15, 2010, the holders of Snyder’s Shares shall be eligible to received the Snyder’s Third Quarter Dividend but shall not be eligible to receive Lance’s fourth quarter dividend for which the dividend date is November 15, 2010. If the Closing shall occur prior to November 15, 2010, the holders of Snyder’s Shares shall not be eligible to receive the Snyder’s Third Quarter Dividend but, so long as they hold Lance Shares as of November 15, 2010, shall be eligible to receive the aforementioned Lance fourth quarter dividend.

5.20  Snyder’s Initial Public Offering.  From the date hereof until the date of the Snyder’s stockholder meeting to obtain Snyder’s Stockholder Approval, Snyder’s shall not (i) substantially prepare to file with the SEC a registration statement on Form S-1 for shares of Snyder’s common stock to be issued in an initial public offering of Snyder’s common stock (a “Snyder’s IPO”), (ii) prepare or file with a national or international securities exchange a listing application for shares of Snyder’s common stock to be issued in a Snyder’s IPO, or (iii) prepare or enter into any agreements with underwriters with respect to a Snyder’s IPO. The foregoing restrictions shall automatically terminate on the date of the Snyder’s stockholder meeting to obtain Snyder’s Stockholder Approval and shall thereafter be of no further force and effect.

5.21  Snyder’s Dissenters Rights.  If holders of more than 3% of the outstanding Snyder’s Shares as of the Closing are Dissenting Snyder’s Shares, to the extent the presence of such Dissenting Snyder’s Shares would result in a change in the material economic arrangements contemplated by the Parties and reflected in this Agreement, the Parties hereby agree to negotiate in good faith, together with Wells Fargo Securities, LLC, in order to evaluate and identify a resolution reasonably acceptable to all Parties that preserves such material economic arrangements.

ARTICLE VI

CLOSING CONDITIONS

6.1  Conditions to Each Party’s Obligations.  The Parties’ obligation to perform the Transactions contemplated to be performed on or before the Closing Date is subject to satisfaction of each of the following conditions:

(a) the Lance Stockholder Approval shall have been obtained;

(b) the Snyder’s Stockholder Approval shall have been obtained;

(c) Lance’s de novo application for initial listing in connection with the Merger (to the extent required under NASDAQ Rule 5110(a)) shall have been approved by NASDAQ, and the Lance Shares to be issued in connection with the Merger shall have been authorized for listing on the NASDAQ, subject to official notice of issuance;

(d) the Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC;

(e) any waiting period (and any extension thereof) applicable to the Transactions under the HSR Act shall have been terminated or shall have expired, and all other authorizations, filings and Consents required to be obtained from any Governmental Body in connection with this Agreement and the Transactions shall have been obtained, except for those, the failure of which to obtain would not (i) reasonably be expected to have a Material Adverse Effect on Lance or Snyder’s (or their respective Subsidiaries) or (ii) provide a reasonable basis to conclude that Lance or Snyder’s (or any of their respective Subsidiaries or any of their respective Affiliates, officers or directors, as applicable) would be subject to the risk of criminal liability;

(f) the Parties hereto shall have obtained all consents and approvals of any Person other than a Governmental Body required to be obtained in connection with the Transactions other than such consents and approvals which, if not obtained, would not (i) prevent the performance by any Party hereto of its obligations under this Agreement or the consummation of the transactions contemplated hereby or (ii) reasonably be expected to have, following the Closing Date, individually or in the aggregate, a Material Adverse Effect on the business assets, liabilities, condition (financial or otherwise) or results of operations of Lance and its Subsidiaries (including Snyder’s and its Subsidiaries), taken as a whole; and

(g) no Order issued by any Governmental Body or other Law preventing or making illegal the consummation of this Agreement or any of the Transactions shall be in effect, and there shall not be pending or threatened in writing any Proceeding by any Governmental Body, or by any other Person having a reasonable likelihood of success, that seeks, directly or indirectly, to (i) challenge or make illegal or otherwise prohibit or materially delay the consummation of this Agreement or the Transactions, or to make materially more costly the Transactions; provided, that the foregoing shall not be deemed to include a “second request” for information in connection with the filing made by any Party under the HSR Act; (ii) prohibit or limit the ownership, operation or control by Lance or Snyder’s or any of their respective Subsidiaries of any material portion of the business or assets of Lance or Snyder’s or any of their respective Subsidiaries, or to compel Lance or Snyder’s or any of their respective Subsidiaries to dispose of or hold separate any material portion of the business or assets of Lance or Snyder’s or any of their respective Subsidiaries; or (iii) impose limitations on the ability of Lance to acquire or hold, or exercise full rights of ownership of, any shares of capital stock of Snyder’s or any shares of capital stock or other equity or profits interests in any of its Subsidiaries.

6.2  Conditions to Obligation of Lance.  Lance’s obligation to perform the Transactions contemplated to be performed on or before the Closing Date is subject to satisfaction, or written waiver by Lance, of each of the following conditions:

(a) (i) all of the representations and warranties of Snyder’s in this Agreement must have been accurate in all material respects as of the date hereof and must be accurate in all material respects as if made on the Closing Date, except in each case to the extent any such representation or warranty contains a materiality qualification, in which case such representation or warranty must have been and must be accurate in all respects, (ii) Snyder’s must have performed and complied with all of its covenants and agreements in this Agreement to be performed prior to or at the Closing and (iii) Snyder’s must deliver to Lance at the Closing a certificate, in form and substance reasonably satisfactory to Lance, confirming satisfaction of the conditions in clauses (i) and (ii) above;

(b) an opinion from Snyder’s counsel, Eckert Seamans Cherin & Mellott, LLC, in the form of Exhibit C, must have been delivered to Lance and dated as of the Closing Date (unless otherwise indicated);

(c) a tax opinion from Lance’s counsel, K&L Gates LLP, counsel to Lance, opining that the Merger will be treated for federal income Tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code based on the representations and warranties set forth or referred to in such opinion, must have been delivered to Lance and dated as of the Closing Date; the condition set forth in this Section 6.2(c) shall not be waivable by Lance after receipt of the Lance Stockholder Approval, unless further stockholder approval is obtained with appropriate disclosure;

(d) since the date hereof, there must not have been an event that has caused a Material Adverse Effect with respect to the Snyder’s Companies or could reasonably be expected to result in a Material Adverse Effect with respect to the Snyder’s Companies; and

(e) as of the Effective Time, Snyder’s shall have taken all actions set forth on Section 6.2(e) of the Snyder’s Disclosure Letter to be in compliance with the Sarbanes-Oxley Act.

6.3  Conditions to the Obligations of Snyder’s.  Snyder’s obligations to perform the Transactions contemplated to be performed on or before the Closing Date are subject to satisfaction, or written waiver by Snyder’s, of the following conditions:

(a) (i) all of the representations and warranties of Lance in this Agreement must have been accurate in all material respects as of the date hereof and must be accurate in all material respects as if made on the Closing Date, except in each case to the extent any such representation or warranty contains a materiality qualification, in which case such representation or warranty must have been and must be accurate in all respects, (ii) Lance must have performed and complied with all of its covenants and agreements in this Agreement to be performed prior to or at the Closing and (iii) Lance must deliver to Snyder’s at the Closing a certificate, in form and substance reasonably satisfactory to Snyder’s, confirming satisfaction of the conditions in clauses (i) and (ii) above;

(b) a tax opinion from Eckert Seamans Cherin & Mellott, LLC, counsel to Snyder’s, opining that the Merger will be treated for federal income Tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code based on the representations and warranties set forth or referred to in such opinion, must have been delivered to Snyder’s and dated as of the Closing Date; the condition set forth in this Section 6.3(b) shall not be waivable by Snyder’s after receipt of the Snyder’s Stockholder Approval, unless further stockholder approval is obtained with appropriate disclosure; and

(c) since the date hereof, there must not have been an event that has caused a Material Adverse Effect with respect to Lance or could reasonably be expected to result in a Material Adverse Effect with respect to Lance.

ARTICLE VII

TERMINATION

7.1  Termination Events.  This Agreement may be terminated at any time prior to the Closing, whether before or after the Lance Stockholder Approval or the Snyder’s Stockholder Approval:

(a) by mutual consent of Lance and Snyder’s;

(b) by either Lance or Snyder’s, if:

(i) the Transactions have not been consummated on or before April 1, 2011 (the “End Date”); provided, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any Party whose breach of any provision of this Agreement results in the failure of the Transactions to be consummated by such time;

(ii) there shall be any applicable Law that (A) makes consummation of the Transactions illegal or otherwise prohibited; or (B) enjoins a Party from consummating the Transactions and such enjoinment shall have become final and nonappealable;

(iii) Lance’s board of directors shall have made a Lance Adverse Recommendation Change;

(iv) the Lance Stockholder Approval shall not have been obtained at a meeting of the Lance stockholders duly convened therefor or at any adjournment or postponement thereof at which a vote was taken in an effort to obtain the Lance Stockholder Approval;

(v) the Snyder’s Stockholder Approval shall not have been obtained at a meeting of the Snyder’s stockholders duly convened therefor or at any adjournment or postponement thereof at which a vote was taken in an effort to obtain the Snyder’s Stockholder Approval; or

(vi) Snyder’s board of directors shall have made a Snyder’s Adverse Recommendation Change;

(c) by Lance, if:

(i) a material breach by Snyder’s (directly or indirectly, through any Representative of Snyder’s) of Sections 5.5 or 5.7 shall have occurred;

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Snyder’s set forth in this Agreement shall have occurred that would cause a condition set forth in Sections 6.2(a)(i) or 6.2(a)(ii) not to be satisfied, and such condition is incapable of being satisfied by the End Date; or

(iii) a Material Adverse Effect with respect to Snyder’s has occurred and cannot be cured by the End Date; or

(d) by Snyder’s, if:

(i) a material breach by Lance (directly or indirectly, through any Representative of Lance) of Sections 5.6 or 5.8 shall have occurred;

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Lance set forth in this Agreement shall have occurred that would cause a condition set forth in Sections 6.3(a)(i) or 6.3(a)(ii) not to be satisfied, and such condition is incapable of being satisfied by the End Date; or

(iii) a Material Adverse Effect with respect to Lance has occurred and cannot be cured by the End Date.

The Party desiring to terminate this Agreement pursuant to this Section 7.1 shall give written notice to the other Parties.

7.2  Effect of Termination.  If this Agreement is terminated pursuant to Section 7.1, this Agreement shall become void and of no effect without Liability of any Party (or any Representative of any Party) to the other Parties hereto; provided, that no such termination shall relieve any Party from any liability or damages resulting from a knowing and intentional breach prior to such termination of any of its representations, warranties, covenants or agreements set forth in this Agreement or any other Transaction Document; provided, further that in no case shall a party be entitled to consequential or punitive damages. Notwithstanding anything to the contrary contained herein, the obligations in Sections 5.15 (Confidentiality), 7.2 (Effect of Termination) and 7.3 (Fees and Expenses) and Article VIII (Miscellaneous) of this Agreement will survive the termination hereof. For the avoidance of doubt, payment of a Lance Termination Fee or Snyder’s Termination Fee, as the case may be, shall be the sole remedy for any breach of this Agreement for which a termination fee is provided pursuant to Section 7.3.

7.3  Fees and Expenses.

(a) Except as otherwise provided in this Section 7.3 and except with respect to costs and expenses of printing and mailing the Joint Proxy Statement, all filing and other fees paid to the SEC or NASDAQ in connection with this Agreement and the Transactions and all filing and other fees in connection with any filing under the HSR Act, each of which shall be borne equally by Lance and Snyder’s, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Transactions are consummated.

(b) In the event that:

(i) (A) a Snyder’s Acquisition Proposal (whether or not conditional) or intention to make a Snyder’s Acquisition Proposal (whether or not conditional) shall have been made directly to Snyder’s stockholders, otherwise publicly disclosed or otherwise communicated to senior management of Snyder’s or Snyder’s board of directors, (B) this Agreement is thereafter terminated by Snyder’s or Lance pursuant to Sections 7.1(b)(i) or 7.1(b)(v) or by Lance pursuant to Section 7.1(c)(ii) and (C) within twelve (12) months of the date of such termination, Snyder’s or any Snyder’s Company enters into any definitive agreement with respect to, or consummates, any Snyder’s Acquisition Proposal; or

(ii) this Agreement is terminated by Lance pursuant to Section 7.1(c)(i); or

(iii) this Agreement is terminated by Lance or Snyder’s pursuant to Section 7.1(b)(vi); then, in any such event, Snyder’s shall pay to Lance a termination fee of $25,000,000 (the “Snyder’s Termination Fee”), it being understood that in no event shall Snyder’s be required to pay the Snyder’s Termination Fee on more than one occasion.

(c) In the event that:

(i) (i) (A) a Lance Acquisition Proposal (whether or not conditional) or intention to make a Lance Acquisition Proposal (whether or not conditional) shall have been made directly to Lance’s stockholders, otherwise publicly disclosed or otherwise communicated to senior management of Lance or Lance’s board of directors, (B) this Agreement is thereafter terminated by Snyder’s or Lance pursuant to Sections 7.1(b)(i) or 7.1(b)(iv) or by Snyder’s pursuant to Section 7.1(d)(ii) and (C) within twelve (12) months of the date of such termination, Lance or any Lance Company enters into any definitive agreement with respect to, or consummates, any Lance Acquisition Proposal;

(ii) this Agreement is terminated by Snyder’s pursuant to Section 7.1(d)(i); or

(iii) this Agreement is terminated by Lance or Snyder’s pursuant to Section 7.1(b)(iii);

then, in any such event, Lance shall pay to Snyder’s a termination fee of $25,000,000 (the “Lance Termination Fee”), it being understood that in no event shall Lance be required to pay the Lance Termination Fee on more than one occasion.

(d) Payment of the Snyder’s Termination Fee by Snyder’s pursuant to Section 7.3(b) shall be made by wire transfer of same day funds to the account or accounts designated by Lance (i) as promptly as reasonably practicable after the date on which Snyder’s or any Snyder’s Company enters into a definitive agreement with respect to, or consummates, any Snyder’s Acquisition Proposal (and, in any event, within two (2) Business Days of such date), in the case of a Snyder’s Termination Fee that becomes payable pursuant to Section 7.3(b)(i), or (ii) as promptly as practicable following termination, in the case of a Snyder’s Termination Fee that becomes payable pursuant to Section 7.3(b)(ii) or 7.3(b)(iii);

(e) Payment of the Lance Termination Fee by Lance pursuant to Section 7.3(c) shall be made by wire transfer of same day funds to the account or accounts designated by Snyder’s (i) as promptly as reasonably practicable after the date on which Lance or any Lance Company enters into a definitive agreement with respect to, or consummates, any Lance Acquisition Proposal (and, in any event, within two (2) Business Days after such date), in the case of a Lance Termination Fee that becomes payable pursuant to Section 7.3(c)(i), or (ii) as promptly as practicable following termination, in the case of a Lance Termination Fee that becomes payable pursuant to Sections 7.3(c)(ii) or 7.3(c)(iii).

(f) Each of Lance and Snyder’s acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other Party would not enter into this Agreement; accordingly, if either Party fails promptly to pay any amounts due pursuant to this Section 7.3, and, in order to obtain such payment, the other Party commences a suit that results in a judgment against Lance or Snyder’s, as applicable, for the amounts set forth in this Section 7.3, Snyder’s or Lance, as applicable, shall pay to the prevailing Party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3 from the date of termination of this Agreement at a rate per annum equal to the prime lending rate prevailing at such time, as published in The Wall Street Journal, from the date such amounts were required to be paid until the date actually received by the other Party.

ARTICLE VIII

MISCELLANEOUS

8.1  Nonsurvival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the Parties which by their terms apply, or are to be performed in whole or in part, after the Closing.

8.2  Further Assurances.  Each Party agrees to furnish upon request to any other Party such further information, to execute and deliver to any other Party such other documents, and to do such other acts and things, all as any other Party may reasonably request for the purpose of carrying out the intent of the Transaction Documents. Neither Snyder’s nor Lance will take any action that is designed or intended to have the effect of discouraging any lessor, lessee, employee, Governmental Body, licensor, licensee, customer, supplier or other business associate of such Party or any Subsidiary thereof from maintaining the same relationships with such Party or Subsidiary after the Closing as it maintained with the Party or Subsidiary prior to the Closing. Snyder’s will refer all inquiries relating to the businesses of the Snyder’s Companies to Lance from and after the Closing.

8.3  No Third-Party Beneficiaries.  This Agreement does not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns and, as expressly set forth in this Agreement, any Indemnified Party.

8.4  Entire Agreement.  The Transaction Documents constitute the entire agreement among the Parties with respect to the subject matter of the Transaction Documents and supersede all prior agreements (whether written or oral and whether express or implied) among any Parties to the extent related to the subject matter of the Transaction Documents (including any letter of intent or confidentiality agreement).

8.5  Successors and Assigns.  This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Snyder’s may not assign, delegate or otherwise transfer (whether by operation of law or otherwise) any of its rights, interests or obligations in this Agreement without the prior written approval of Lance. Lance may not assign any or all of its rights or interests, or delegate any or all of its obligations, in this Agreement without the prior written approval of Snyder’s, except for an assignment to any lender to Lance Company or any Snyder’s Company as security for obligations to such lender.

8.6  Counterparts.  This Agreement may be executed by the Parties in multiple counterparts and shall be effective as of the date set forth above when each Party shall have executed and delivered a counterpart hereof, whether or not the same counterpart is executed and delivered by each Party. When so executed and delivered, each such counterpart shall be deemed an original and all such counterparts shall be deemed one and the same document. Transmission of images of signed signature pages by facsimile, e-mail or other electronic means shall have the same effect as the delivery of manually signed documents in person.

8.7  Confidentiality.  Neither Snyder’s nor Lance shall, and neither Snyder’s nor Lance shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, this Agreement or the Transactions without the prior consent (which shall not be unreasonably withheld or delayed) of Lance, in the case of a proposed announcement or statement by Snyder’s, or Snyder’s, in the case of a proposed announcement or statement by Lance; provided, that either Snyder’s or Lance may, without the prior consent of the other Party (but after prior consultation with the other Party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of the NASDAQ.

8.8  Notices.  Any notice pursuant to this Agreement must be in writing and will be deemed effectively given to another Party on the earliest of the date (a) three Business Days after such notice is sent by registered U.S. mail, return receipt requested, (b) one Business Day after receipt of confirmation if such notice is sent by facsimile, (c) one Business Day after delivery of such notice into the custody and control of an overnight courier service for next day delivery, (d) one Business Day after delivery of such notice in person and (e) such notice is received by that Party; in each case to the appropriate address below (or to such other address as a Party may designate by notice to the other Parties):

If to Snyder’s:

Snyder’s of Hanover, Inc.
P.O. Box 6917
Hanover, PA 17331
Fax: (717) 632-7207
Phone: (717) 632-4477
Attn: Carl E. Lee

with a copy to (which shall not constitute notice):

Eckert Seamans Cherin & Mellott, LLC
44th Floor, 600 Grant Street
Pittsburgh, PA 15219
Fax: (412) 566-6099
Phone: (412) 566-2075
Attn: John J. Kearns, III

If to Lance or Merger Sub:

Lance, Inc.
13024 Ballantyne Corporate Place
Suite 900
Charlotte, NC 28277
Fax: (704) 554-5586
Phone: (704) 557-8021
Attn: Rick D. Puckett

with a copy to (which shall not constitute notice):

Office of the General Counsel
Lance, Inc.
13024 Ballantyne Corporate Place
Suite 900
Charlotte, NC 28277
Fax: (704) 557-8197
Phone: (704) 557-8300
Attn: Edward H. Schuth, Esq.

and

K&L Gates LLP
Hearst Tower, 47th Floor
214 North Tryon Street
Charlotte, NC 28202
Fax: (704) 353-3182
Phone: (704) 331-7482
Attn: Alec Watson

8.9  JURISDICTION; SERVICE OF PROCESS.  EACH PARTY (A) CONSENTS TO THE PERSONAL JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK, NEW YORK (AND ANY CORRESPONDING APPELLATE COURT) IN ANY PROCEEDING ARISING OUT OF OR RELATING TO ANY TRANSACTION DOCUMENT, (B) WAIVES ANY VENUE OR INCONVENIENT FORUM DEFENSE TO ANY PROCEEDING MAINTAINED IN SUCH COURTS AND (C) EXCEPT AS OTHERWISE PROVIDED IN THIS AGREEMENT, AGREES NOT TO INITIATE ANY PROCEEDING ARISING OUT OF OR RELATING TO ANY TRANSACTION DOCUMENT IN ANY OTHER COURT OR FORUM. PROCESS IN ANY SUCH PROCEEDING MAY BE SERVED ON ANY PARTY ANYWHERE IN THE WORLD.

8.10  Governing Law.  This Agreement will be governed by the laws of the State of New York without giving effect to any choice or conflict of law principles of any jurisdiction.

8.11  Amendments and Waivers.  No amendment of any provision of this Agreement will be valid unless the amendment is in writing and signed by Lance and Snyder’s. No waiver of any provision of this Agreement will be valid unless the waiver is in writing and signed by the waiving Party. The failure of a Party at any time to require performance of any provision of this Agreement will not affect such Party’s rights at a later time to enforce such provision. No waiver by any Party of any breach of this Agreement will be deemed to extend to any other breach hereunder or affect in any way any rights arising by virtue of any other breach.

8.12  Severability.  Any provision of this Agreement that is determined by any court of competent jurisdiction to be invalid or unenforceable will not affect the validity or enforceability of any other provision hereof, provided that the remainder of the Agreement, absent the excised portion, can be reasonably interpreted to give the effect to the intentions of Lance and Snyder’s, or be construed to be invalid or unenforceable provision in any other situation or in any other jurisdiction. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

8.13  Construction.  The article and section headings in this Agreement are inserted for convenience only and are not intended to affect the interpretation of this Agreement. Any reference in this Agreement to any Article or Section refers to the corresponding Article or Section of this Agreement. Any reference in this Agreement to any Exhibit refers to the corresponding Exhibit attached to this Agreement and all such Exhibits are incorporated herein by reference. The word “including” in this Agreement means “including without limitation.” This Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision in this Agreement. Unless the context requires otherwise, any reference to any Law will be deemed also to refer to all amendments and successor provisions thereto and all rules and regulations promulgated thereunder, in each case as in effect as of the date hereof and the Closing Date. All accounting terms not specifically defined in this Agreement will be construed in accordance with GAAP as in effect on the date hereof (unless another effective date is specified herein). The word “or” in this Agreement is disjunctive but not necessarily exclusive. All words in this Agreement will be construed to be of such gender or number as the circumstances require. References in this Agreement to time periods in terms of a certain number of days mean calendar days unless expressly stated herein to be Business Days. In interpreting and enforcing this Agreement, each representation and warranty will be given independent significance of fact and will not be deemed superseded or modified by any other such representation or warranty.

8.14  Specific Performance.  Each Party acknowledges that the other Parties would be damaged irreparably and would have no adequate remedy of law if any provision of this Agreement is not performed in accordance with its specific terms or otherwise is breached. Accordingly, each Party agrees that the other Parties will be entitled to an injunction to prevent any breach of any provision of this Agreement and to enforce specifically any provision of this Agreement, in addition to any other remedy to which they may be entitled and without having to prove the inadequacy of any other remedy they may have at law or in equity and without being required to post bond or other security.

8.15  Time Is of the Essence.  Time is of the essence with respect to all time periods and dates set forth herein.

ARTICLE IX

DEFINITIONS

“Accounts Receivable” means all trade and other accounts receivable and other Indebtedness owing to any Person.

“Adjusted Option” is defined in Section 1.9.

“Affiliate” means, with respect to a specified Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, the specified Person. The term “control” means (a) the possession, directly or indirectly, of the power to vote 25% or more of the securities or other equity interests of a Person having ordinary voting power, (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, by contract or otherwise, or (c) being a director, officer, executor, trustee or fiduciary (or their equivalents) of a Person or a Person that controls such Person.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax law).

“Agreement” is defined in the opening paragraph.

“Antitrust Laws” means, collectively, the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or that require notification in connection with any of the foregoing.

“Articles of Merger” is defined in Section 1.3.

“Balance Sheet Date” means, with respect to Snyder’s, the date of the Snyder’s Balance Sheet, and with respect to Lance, the date of the Lance Balance Sheet.

“Business Day” means any day that is not a Saturday, Sunday or any other day on which banks are required or authorized by law to be closed in Charlotte, North Carolina.

“Certificate” is defined in Section 1.8.

“Closing” is defined in Section 1.2.

“Closing Date” is defined in Section 1.2.

“COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidential Information” means information concerning the businesses or affairs of any Person, including information relating to customers, clients, suppliers, distributors, investors, lenders, consultants, independent contractors or employees, price lists and pricing policies, financial statements and information, budgets and projections, business plans, production costs, market research, marketing, sales and distribution strategies, manufacturing and production processes and techniques, processes and business methods, technical information, pending projects and proposals, new business plans and initiatives, research and development projects, inventions, discoveries, ideas, technologies, trade secrets, know-how, formulae, technical data, designs, patterns, marks, names, improvements, industrial designs, mask works, compositions, works of authorship and other Intellectual Property, devices, samples, plans, drawings and specifications, photographs and digital images, computer software and programming, all other confidential information and materials relating to the businesses or affairs of such Person, and all notes, analyses, compilations, studies, summaries, reports, manuals, documents and other materials prepared by or for such Person containing or based in whole or in part on any of the foregoing, whether in verbal, written, graphic, electronic or any other form and whether or not conceived, developed or prepared in whole or in part by such Person.

“Confidentiality Agreement” is defined in Section 5.4.

“Consent” means any consent, approval, authorization, permission or waiver.

“Continuing Employees” is defined in Section 5.12.

“Contract” means any contract, obligation, understanding, commitment, lease, license, purchase order, bid or other agreement, whether written or oral and whether express or implied, together with all amendments and other modifications thereto.

“Dividend” is defined in Section 5.19.

“Dissenting Share Merger Consideration” is defined in Section 2.6.

“Dissenting Snyder’s Stockholder” is defined in Section 2.6.

“Dissenting Snyder’s Shares” is defined in Section 2.6.

“Dissent Failure” is defined in Section 2.6.

“Effective Time” is defined in Section 1.3.

“Employee Benefit Plan” means any (a) qualified or nonqualified Employee Pension Benefit Plan (including any Multiemployer Plan) or deferred compensation or retirement plan or arrangement, (b) Employee Welfare Benefit Plan or (c) equity-based plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation or restricted stock plan) or material fringe benefit or other retirement, employment, severance, bonus, change in control, retention, profit-sharing, bonus or incentive plan, payroll practice or arrangement, in any case whether or not such arrangement is subject to ERISA and whether written or unwritten.

“Employee Pension Benefit Plan” has the meaning set forth in Section 3(2) of ERISA.

“Employee Welfare Benefit Plan” has the meaning set forth in Section 3(1) of ERISA.

“Encumbrance” means any lien, mortgage, pledge, encumbrance, charge, security interest, adverse or other claim, community property interest, condition, equitable interest, option, warrant, right of first refusal, easement, profit, license, servitude, right of way, covenant, zoning or other restriction of any kind or nature.

“End Date” is defined in Section 7.1.

“Environmental Law” means any Law relating to the environment, health or safety, including any Law relating to the presence, use, production, generation, handling, management, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of any material, substance or waste limited or regulated by any Governmental Body.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” is defined in Section 3.19.

“Exchange Agent” is defined in Section 2.1.

“Exchange Agent Agreement” is defined in Section 2.1.

“Exchange Fund” is defined in Section 2.2.

“Exchange Ratio” is defined in Section 1.8.

“Existing Lance Company Indebtedness” is set forth on Section 5.3(j) to the Lance Disclosure Letter.

“Existing Snyder’s Company Indebtedness” is set forth on Section 5.2(j) to the Snyder’s Disclosure Letter.

“FINRA” means the Financial Industry Regulatory Authority.

“Form S-4” means the registration statement on Form S-4 filed with the SEC in connection with the registration of the Lance Shares to be issued in connection with this Agreement, as amended or supplemented from time to time.

“Funded Debt” means all obligations of the Snyder’s Companies for borrowed money, all interest-bearing obligations of the Snyder’s Companies, and all obligations of the Snyder’s Companies evidenced by bonds, notes, debentures or other similar instruments, in each case as of the Closing Date.

“GAAP” means generally accepted accounting principles in the United States as set forth in pronouncements of the Financial Accounting Standards Board (and its predecessors) and the American Institute of Certified Public Accountants and, unless otherwise specified, as in effect on the date hereof or, with respect to any financial statements, the date such financial statements were prepared.

“Governmental Body” means any federal, state, local, foreign or other government or quasi-governmental authority or any department, bureau, agency, subdivision, court or other tribunal of any of the foregoing.

“Hazardous Substance” means any material, substance or waste that is limited or regulated by any Governmental Body or, even if not so limited or regulated, could pose a hazard to the health or safety of the occupants of the Snyder’s Real Property (or Lance Real Property, as applicable) or adjacent properties or any property or facility formerly owned, leased or used by any Snyder’s Company (or Lance, as applicable). The term includes asbestos, polychlorinated biphenyls, petroleum products and all materials, substances and wastes regulated under any Environmental Law.

“HIPAA” is defined in Section 3.19.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means as to any Person at any time: (a) obligations of such Person for borrowed money; (b) obligations of such Person evidenced by bonds, notes, debentures or other similar instruments; (c) obligations of such Person to pay the deferred purchase price of property or services (including all obligations under noncompete, consulting or similar arrangements), except trade accounts payable of such Person arising in the ordinary course of business that are not past due by more than 90 days or that are being contested in good faith by appropriate proceedings diligently pursued and for which adequate reserves have been established on the financial statements of such Person; (d) capitalized lease obligations of such Person; (e) indebtedness or other obligations of others guaranteed by such Person; (f) obligations secured by an Encumbrance existing on any property or asset owned by such Person; (g) reimbursement obligations of such Person relating to letters of credit, bankers’ acceptances, surety or other bonds or similar instruments; (h) Liabilities of such Person relating to unfunded, vested benefits under any Employee Benefit Plan (excluding obligations to deliver stock pursuant to stock options or stock ownership plans); and (i) net payment obligations incurred by such Person pursuant to any hedging agreement.

“Indemnified Parties” is defined in Section 5.13.

“Intellectual Property” means (a) inventions (whether patentable or unpatentable and whether or not reduced to practice), improvements thereto, and patents, patent applications and patent disclosures, together with reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof; (b) trademarks, service marks, trade dress, logos, trade names and corporate names, together with translations, adaptations, derivations and combinations thereof and including goodwill associated therewith, and applications, registrations and renewals in connection therewith; (c) copyrightable works, copyrights, and applications, registrations and renewals in connection therewith; (d) mask works and applications, registrations and renewals in connection therewith; (e) trade secrets and confidential business information (including but not limited to ideas, recipes, formulae, processes, methods, concepts, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, business and marketing plans and proposals and similar trade secrets or confidential information related to the research, development, manufacture, marketing, advertising, sale or distribution of food products); (f) computer software, in object and source code format (including data and related documentation) (other than off-the-shelf software and general office software applications); (g) plans, drawings, architectural plans and specifications; (h) websites, including all URLs, domain names, domain registrations, email addresses and phone numbers; (i) other proprietary rights; and (j) copies and tangible embodiments and expressions thereof (in whatever form or medium) of any of the foregoing, and all improvements and modifications thereto and derivative works thereof.

“Interim Balance Sheet Date” means, with respect to Snyder’s, the date of the Snyder’s Interim Balance Sheet, and with respect to Lance, the date of the Lance Interim Balance Sheet.

“Inventory” means all inventories of any Person wherever located, including raw materials, goods consigned to vendors or subcontractors, works in process, finished goods, spare parts, goods in transit, products under research and development, demonstration equipment and inventory on consignment.

“IRS” means the U.S. Internal Revenue Service.

“Issuance” is defined in Section 5.8.

“Joint Proxy Statement” means the joint proxy statement/prospectus to be sent to the stockholders of Lance and Snyder’s relating to the respective meetings of Lance’s and Snyder’s stockholders to be held in connection with this Agreement, as amended or supplemented from time to time.

“Knowledge” means (a) actual knowledge or (b) knowledge that would be expected to be obtained after a reasonably comprehensive investigation concerning the matter at issue. Snyder’s will be deemed to have Knowledge of a matter if the persons listed in Section 9 of the Snyder’s Disclosure Letter has, or at any time had, Knowledge of such matter. Lance will be deemed to have Knowledge of a matter if the persons listed in Section 9 of the Lance Disclosure Letter has, or at any time had, Knowledge of such matter.

“Lance” is defined in the opening paragraph.

“Lance Acquisition Proposal” means a tender or exchange offer, proposal for a merger, consolidation, acquisition of assets, acquisition of equity or other business combination involving Lance or any of its Subsidiaries or any other proposal or offer, in each case that would result in the acquisition in any manner of more than 15% of the voting power in, or more than 15% of the fair market value of the business, assets or deposits of, Lance or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

“Lance Adverse Recommendation Change” is defined in Section 5.6.

“Lance Balance Sheet” means the audited, consolidated balance sheet of Lance as at December 26, 2009, and the notes thereto, all of which are attached to Section 4.5 of the Lance Disclosure Letter.

“Lance Company” means Lance, any Subsidiary or to the extent relevant to the Liabilities of Lance or any Subsidiary, any predecessor of Lance or any Subsidiary

“Lance Disclosure Letter” is defined in Article IV.

“Lance Financial Statements” is defined in Section 4.5.

“Lance Insurance Policies” is defined in Section 4.23.

“Lance Interim Balance Sheet” is defined in Section 4.5.

“Lance Lease” is defined in Section 4.11.

“Lance Leased Real Property” is defined in Section 4.11.

“Lance Material Assets” is defined in Section 4.8.

“Lance Material Contract” is defined in Section 4.12.

“Lance Owned Real Property” is defined in Section 4.11.

“Lance Real Property” is defined in Section 4.11.

“Lance SEC Reports” is defined in Article IV.

“Lance Share” means any issued and outstanding share of common stock, par value $0.83 1/3 per share, of Lance.

“Lance Stockholder Approval” is defined in Section 5.8.

“Lance Transaction Fee” is defined in Section 7.3.

“Law” means any federal, state, local, foreign or other law, statute, ordinance, regulation, rule, regulatory or administrative guidance, Order, constitution, treaty, principle of common law or other restriction of any Governmental Body.

“Letter of Transmittal” is defined in Section 2.3.

“Liability” means any liability, obligation or commitment of any kind or nature, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due.

“License” is defined in Section 3.13.

“Material Adverse Effect” means, with respect to Lance or Snyder’s, as the case may be, a material adverse effect on (a) the financial condition, results of operations or business of such Party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (a), a “Material Adverse Effect” shall not be deemed to include effects arising out of, relating to or resulting from (i) changes in GAAP or regulatory accounting requirements, to the extent such changes do not adversely affect such Party and its Subsidiaries in a disproportionate manner relative to other participants in the Party’s industry, (ii) changes in laws, rules or regulations of general applicability to companies in the industries in which such Party and its Subsidiaries operate, to the extent such changes do not adversely affect such Party and its Subsidiaries in a disproportionate manner relative to other participants in the Party’s industry, (iii) changes in global, national or regional political conditions or general economic or market conditions (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets), to the extent such changes do not adversely affect such Party and its Subsidiaries in a disproportionate manner relative to other participants in the Party’s industry, (iv) failure, in and of itself, to meet forecasts, estimates, projections or predictions in respect of revenues, earnings or other financial or operational metrics for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account), (v) any change in the price or trading volume of Lance Shares on NASDAQ (it being understood and agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account); provided, that such price is $10.00 or more per share, (vi) any change attributable to the negotiation, execution or announcement of the Transactions, including any litigation resulting therefrom, solely to the extent Snyder’s or Lance, as applicable, demonstrates such effect to have so resulted from such negotiation, execution or announcement, (vii) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, to the extent such changes do not adversely affect such Party and its Subsidiaries in a disproportionate manner relative to other participants in the Party’s industry, (viii) actions or omissions taken with the prior written consent of the other Party or expressly required by this Agreement or (ix) closing of, or suspension of trading on, the NASDAQ or closing of banks in New York or San Francisco, in each case for more than two (2) consecutive Business Days or (b) the ability of such Party to timely consummate the transactions contemplated by this Agreement.

“Merger” is defined in the Statement of Purpose.

“Merger Consideration” is defined in Section 1.8.

“Merger Sub” is defined in the opening paragraph.

“Multiemployer Plan” has the meaning set forth in Section 3(37) of ERISA.

“NASDAQ” means the Nasdaq Global Select Market.

“Order” means any order, award, decision, injunction, judgment, ruling, decree, charge, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Body or arbitrator.

“Organizational Documents” means (a) any certificate or articles of incorporation, organization or formation and any bylaws, operating agreement or limited liability company agreement, (b) any documents comparable to those described in clause (a) as may be applicable pursuant to any Law and (c) any amendment or modification to any of the foregoing.

“Party” means Lance, Merger Sub or Snyder’s.

“PBCL” is defined in Section 1.1.

“PBGC” means the Pension Benefit Guaranty Corporation.

“PDOS” is defined in Section 1.3.

“Permit” means any permit, license or Consent issued by any Governmental Body or pursuant to any Law.

“Permitted Encumbrance” means (a) any mechanic’s, materialmen’s or similar statutory lien incurred in the ordinary course of business for monies not yet due, (b) any lien for Taxes not yet due, (c) any purchase money lien or lien securing rental payments under capital lease arrangements to the extent related to the assets purchased or leased, (d) any recorded easement, covenant, zoning or other restriction on the Real Property that, together with all other Permitted Encumbrances, does not prohibit or impair the current use, occupancy, value, or marketability of title of the property subject thereto and (e) any Encumbrance related to Existing Lance Company Indebtedness.

“Person” means any individual, corporation, limited liability company, partnership, company, sole proprietorship, joint venture, trust, estate, association, organization, labor union, Governmental Body or other entity.

“Proceeding” means any proceeding, charge, complaint, claim, demand, notice, action, suit, litigation, hearing, audit, investigation, arbitration or mediation (in each case, whether civil, criminal, administrative, investigative or informal) commenced, conducted, heard or pending by or before any Governmental Body, arbitrator or mediator.

“Record Date” means the close of business on the date to be determined by the board of directors of Lance as the record date for determining stockholders of Lance entitled to receive the Dividend, which date shall be a Business Day preceding the Closing Date.

“Related Person” means (a) with respect to a specified individual, any member of such individual’s Family and any Affiliate of any member of such individual’s Family, and (b) with respect to a specified Person other than an individual, any Affiliate of such Person and any member of the Family of any such Affiliates that are individuals. The “Family” of a specified individual means the individual, such individual’s spouse and former spouses, any other individual who is related to the specified individual or such individual’s spouse or former spouse within the second degree, and any other individual who resides with the specified individual. No Snyder’s Company will be deemed to be a Related Person of any Stockholder or of any other Snyder’s Company.

“Representative” means, with respect to a particular Person, any director, officer, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Snyder’s” is defined in the opening paragraph.

“Snyder’s Company” means Snyder’s, any Subsidiary or to the extent relevant to the Liabilities of Snyder’s or any Subsidiary, any predecessor of Snyder’s or any Subsidiary.

“Snyder’s Acquisition Proposal” means a tender or exchange offer, proposal for a merger, consolidation, acquisition of assets, acquisition of equity or other business combination involving Snyder’s or any of its Subsidiaries or any proposal or offer, in each case that would result in the acquisition in any manner of more than 15% of the voting power in, or more than 15% of the fair market value of the business, assets or deposits of, Snyder’s Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

“Snyder’s Balance Sheet” means the audited, consolidated balance sheet of the Snyder’s Companies as at March 28, 2010, and the notes thereto, all of which are attached to Section 3.5 of the Snyder’s Disclosure Letter.

“Snyder’s Disclosure Letter” is defined in Article III.

“Snyder’s Financial Statements” is defined in Section 3.5.

“Snyder’s Insurance Policies” is defined in Section 3.23.

“Snyder’s Interim Balance Sheet” is defined in Section 3.5.

“Snyder’s IPO” is defined in Section 5.20.

“Snyder’s Lease” is defined in Section 3.11.

“Snyder’s Leased Real Property” is defined in Section 3.11.

“Snyder’s Material Assets” is defined in Section 3.8.

“Snyder’s Material Contracts” is defined in Section 3.12.

“Snyder’s Owned Real Property” is defined in Section 3.11.

“Snyder’s Real Property” is defined in Section 3.11.

“Snyder’s Second Quarter Dividend” means that certain dividend payable during Snyder’s second quarter to the holders of Snyder’s Shares in the amount of $3.13 per Snyder’s Share which was approved by the Snyder’s Board of Directors on June 4, 2010.

“Snyder’s Share” means any issued and outstanding share of Class A Common Stock, par value $100 per share, and Class B Common Stock, par value $100 per share, of Snyder’s.

“Snyder’s Stockholder Approval” is defined in Section 5.7.

“Snyder’s Stock Option” is defined in Section 1.9.

“Snyder’s Stock Plans” is defined in Section 1.9.

“Snyder’s Third Quarter Dividend” means that certain dividend payable during Snyder’s third quarter to the holders of Snyder’s Shares in the amount of $3.13 per Snyder’s Share which was approved by the Snyder’s Board of Directors on June 4, 2010.

“Snyder’s Transaction Fee” is defined in Section 7.3.

“Standstill Agreement” is defined in the Statement of Purpose.

“Subsidiary” means any corporation or other entity with respect to which a Person and its other Subsidiaries collectively own, directly or indirectly, at least 50% of the common stock or other equity or profits interests or have the power, directly or indirectly, to elect a majority of the members of the board of directors or comparable governing body.

“Superior Proposal” means a written Lance Acquisition Proposal that the board of directors of Lance concludes in good faith to be more favorable from a financial point of view to its stockholders than the Transactions, (a) after receiving the advice of its financial advisors, (b) after taking into account the likelihood of consummation of the Transactions on the terms set forth therein and (c) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable Law; provided, that for purposes of the definition of “Superior Proposal,” the references to “15%” in the definition of Lance Acquisition Proposal shall be deemed to be references to “50%”.

“Surviving Company” is defined in the Statement of Purpose.

“Tangible Personal Property” means machinery, equipment, parts, tools, fixtures, furniture, office equipment, computer hardware, supplies, motor vehicles, fork-lift trucks and other rolling stock and other items of tangible personal property (other than Inventory).

“Tax” means any federal, state, local, foreign or other income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, general service, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, however denominated or computed, and including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or other document or statement relating to Taxes, including any form, schedule or attachment thereto and any amendment or supplement thereof.

“Transactions” means the Merger and the other transactions contemplated by the Transaction Documents.

“Transaction Documents” means this Agreement (including the Exhibits hereto), the Lance Disclosure Letter, the Snyder’s Disclosure Letter, the Voting Agreement, the Standstill Agreement and all other written agreements, documents and certificates contemplated by any of the foregoing documents.

“Update” is defined in Section 5.14.

“Voting Agreement” is defined in the Statement of Purpose.

“Wells Fargo Engagement Letter” is defined in Section 3.24.

[Signature pages follow]

The Parties have executed and delivered this Agreement as of the date first above written.

LANCE, INC.

By:	/s/ David V. Singer
Name:     David V. Singer

Title:	President and Chief Executive Officer

LIMA MERGER CORP.

By:	/s/ David V. Singer
Name:     David V. Singer

Title:	President

SNYDER’S OF HANOVER, INC.

By:	/s/ Carl E. Lee, Jr.
Name:     Carl E. Lee, Jr.

Title:	President and Chief Executive Officer

Exhibit C

GOVERNANCE

Effective immediately after closing, subject to stockholder and Board action and compliance with NASDAQ rules

Snyder’s-Lance Board (increased to 16 from 12)

Continuing Directors and terms

William R. Holland	2011 [Not eligible for re-election in 2011]
James W. Johnston	2011
W. J. Prezzano	2011
Jeffrey A. Atkins	2012
J. P. Bolduc	2012 [Not eligible for re-election in 2012]
Isaiah Tidwell	2012
David V. Singer	2013
Dan C. Swander	2013
S. Lance Van Every	2013 [Will resign at closing]

Directors elected at Special Meeting of Stockholders and terms

Michael A. Warehime	2013
Carl E. Lee, Jr.	2012
Peter P. Brubaker	2012
John E. Denton	2013

Four Directors elected by Board to fill vacancies; term can only be to 2011

Patricia A. Warehime	2011
C. Peter Carlucci, Jr.	2011
Sally W. Yelland	2011 [Not eligible for re-election in 2011]
[A person to be nominated by Snyder’s subject to determination of independence and approval by the Board of Directors upon recommendation of the Governance and Nominating Com- Committee]	2011

Summary of terms immediately after Closing

2011	7 Directors [2 of whom will not be nominated for re-election in 2011]
2012	5 Directors
2013	4 Directors

Board leadership and compensation

Michael A. Warehime	Chairman of the Board [While serving as Chairman of the Board, Michael A. Warehime shall receive remuneration at the annual rate of $660,000 for three years after Closing plus an annual incentive target at 150% of annual remuneration as determined consistent with the annual incentive for the Chief Executive Officer and the President.]
W. J. Prezzano	Lead Independent Director [While serving as Lead Independent Director, W. J. Prezzano shall receive such remuneration as shall be set by the Board of Directors upon recommendation of the Compensation Committee.]

Snyders-Lance Committees

Executive	Governance and Nominating
Michael A. Warehime, Chairman
David V. Singer, Secretary
Jeffrey A. Atkins
William R. Holland
W. J. Prezzano
[Independent Snyder’s Director]

Audit
Jeffrey A. Atkins, Chairman
J. P. Bolduc
James W. Johnston
W. J. Prezzano
Isaiah Tidwell
Peter B. Brubaker	W. J. Prezzano, Chairman
J. P. Bolduc
William R. Holland
James W. Johnston
Dan C. Swander
Peter B. Brubaker
John E. Denton
C. Peter Carlucci, Jr.

Banking and Contracts
David V. Singer, Chairman
W. J. Prezzano

Compensation William R. Holland, Chairman W. J. Prezzano Dan C. Swander Isaiah Tidwell John E. Denton C. Peter Carlucci, Jr.

Snyder’s-Lance Officers

Chief Executive Officer	David V. Singer
President and Chief Operating Officer	Carl E. Lee, Jr.
Executive Vice President, Chief Financial Officer, Treasurer and Secretary	Rick D. Puckett

Snyder’s Directors

Michael A. Warehime Carl E. Lee, Jr. David V. Singer Rick D. Puckett

Snyder’s Officers

To be determined

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 to Agreement and Plan of Merger (this “Amendment”) is entered into as of September 30, 2010, by LANCE, INC., a North Carolina corporation (“Lance”), LIMA MERGER CORP., a Pennsylvania corporation and a wholly owned Subsidiary of Lance (“Merger Sub”), and SNYDER’S OF HANOVER, INC., a Pennsylvania corporation (“Snyder’s”).

STATEMENT OF PURPOSE

WHEREAS, the Parties hereto have heretofore entered into an Agreement and Plan of Merger as of July 21, 2010 (the “Agreement”) providing that Merger Sub will, on the terms and subject to the conditions set forth in the Agreement, merge with and into Snyder’s (the “Merger”), with Snyder’s as the surviving company in the Merger (sometimes referred to in such capacity as the “Surviving Company”);

WHEREAS, Section 1.6 of the Agreement and Exhibit C thereto specify the members of the board of directors of Lance and each committee of the board of directors of Lance and each of the officers of Lance as of the Effective Time of the Merger;

WHEREAS, the Parties hereto have agreed to revise and amend Exhibit C to the Agreement to read as provided in Exhibit C attached to this Amendment; and

WHEREAS, all terms not defined in this Amendment shall have the meanings ascribed to them in the Agreement.

NOW THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein and in the Agreement, and other good and valuable consideration, the sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

Section 1.  Section 1.6 of the Agreement shall continue to read as follows and Exhibit C as revised, amended and attached hereto shall be substituted in lieu of Exhibit C to the Agreement:

1.6 Directors and Officers; Corporate Governance; Name.  As of the Effective Time, and continuing for the period specified in Exhibit C, the members of the board of directors of Lance and each committee of the board of directors of Lance and each of the officers of Lance shall be determined as set forth on Exhibit C. In addition, certain other agreements of Lance, Merger Sub and Snyder’s with respect to the corporate governance and affairs of Lance are set forth on Exhibit C. As of the Effective Time, the articles of incorporation and by-laws of Lance shall be amended to change the name of the corporation to Snyder’s-Lance, Inc. and the headquarters of the business shall be based in Charlotte, North Carolina.

Section 2.  Except as expressly amended in this Amendment, the Agreement shall remain in full force and effect.

The Parties have executed and delivered this Amendment No. 1 as of the date first above written.

LANCE, INC.

By:	/s/ David V. Singer
Name:     David V. Singer

Title:	President & CEO

LIMA MERGER CORP.

By:	/s/ David V. Singer
Name:     David V. Singer

Title:	President

SNYDER’S OF HANOVER, INC.

By:	/s/ Carl E. Lee, Jr.
Name:     Carl E. Lee Jr.

Title:	President & CEO

Exhibit C

GOVERNANCE

Effective immediately after closing, subject to Lance stockholder and Board action and compliance with NASDAQ rules, through the Lance Annual Meeting of Stockholders in 2012

Lance Board (increased to 14 from 12)

Continuing Directors and terms

William R. Holland	2011 [Not eligible for re-election in 2011]
James W. Johnston	2011
W. J. Prezzano	2011
Jeffrey A. Atkins	2012
J. P. Bolduc	2012 [Will resign at closing]
Isaiah Tidwell	2012
David V. Singer	2013
Dan C. Swander	2013
S. Lance Van Every	2013 [Will resign at closing]

Directors elected at Special Meeting of Stockholders and terms

Michael A. Warehime	2013
Carl E. Lee, Jr.	2012
Peter P. Brubaker	2012
John E. Denton	2013

Three Directors elected by Board to fill vacancies; term can only be to 2011

Patricia A. Warehime	2011
C. Peter Carlucci, Jr.	2011
Sally W. Yelland	2011 [Not eligible for re-election in 2011]

Summary of terms immediately after Closing

2011	6 Directors [2 of whom are not eligible for re-election in 2011]
2012	4 Directors
2013	4 Directors

Board leadership and compensation

Michael A. Warehime	Chairman of the Board [While serving as Chairman of the Board, Michael A. Warehime shall receive compensation at the annual rate of $660,000 for three years after Closing plus an annual incentive target at 150% of annual compensation as determined consistent with the annual incentive for the Chief Executive Officer and the President.]
W. J. Prezzano	Lead Independent Director [While serving as Lead Independent Director, W. J. Prezzano shall receive such compensation as shall be set by the Board of Directors upon recommendation of the Compensation Committee.]

Lance Committees

Executive	Governance and Nominating
Michael A. Warehime, Chairman	W. J. Prezzano, Chairman
David V. Singer, Secretary	William R. Holland
Jeffrey A. Atkins	James W. Johnston
John E. Denton	Dan C. Swander
William R. Holland	Peter B. Brubaker
W. J. Prezzano	John E. Denton C. Peter Carlucci, Jr.

Audit	Banking and Contracts
Jeffrey A. Atkins, Chairman	David V. Singer, Chairman
James W. Johnston	W. J. Prezzano
W. J. Prezzano
Isaiah Tidwell
Peter B. Brubaker

Compensation
William R. Holland, Chairman
W. J. Prezzano
Dan C. Swander
Isaiah Tidwell
John E. Denton
C. Peter Carlucci, Jr.

Lance Officers

Chief Executive Officer	David V. Singer
President and Chief Operating Officer	Carl E. Lee, Jr.
Executive Vice President, Chief Financial Officer, Treasurer and Secretary	Rick D. Puckett

Snyder’s Directors

Michael A. Warehime
Carl E. Lee, Jr.
David V. Singer
Rick D. Puckett

Snyder’s Officers

[To be determined]

ANNEX B

VOTING AGREEMENT

This VOTING AGREEMENT dated as of July 21, 2010 (this “Agreement”) is by and among LANCE, INC., a North Carolina corporation (“Lance”) and Michael A. Warehime, individually (“MAW”), Patricia A. Warehime, individually (“PAW”) and Charles E. Good (“CEG”) in his capacity as: Trustee for the Elizabeth Ann Warehime Trust dated 12/21/92; Trustee for the Elizabeth Ann Warehime Trust dated 12/31/90; Trustee for the Michael A. Warehime 2010 Trust FBO Harrison Michael Rupp; Trustee for the Michael A. Warehime 2010 trust FBO Margaret Ann Mininger; Trustee for the Michael A. Warehime 2010 GRAT; Trustee for the Michael A. Warehime SOH GRAT; Vice President with the authority to vote the shares held by Warehime Enterprises, Inc. and Vice President with the authority to vote the shares held by MAW Associates, LP (the “CEG Entities”).

RECITALS

A. Lance and Lima Merger Corp., a Pennsylvania corporation (“Merger Sub”) have entered into an Agreement and Plan of Merger dated July 21, 2010 (the “Merger Agreement”) with Snyder’s of Hanover, Inc., a Pennsylvania corporation (“Snyder’s”), pursuant to which Merger Sub will merge with and into Snyder’s.

B. As a condition to Lance’s willingness to enter into the Merger Agreement, Lance has required that MAW, PAW and CEG (the “Voters”) enter into this Agreement.

C. MAW owns and has the right to vote in his individual capacity, 84,965 shares of Class A Common Stock of Snyder’s. PAW owns and has the right to vote in her individual capacity, 7,350 shares of Class A Common Stock of Snyder’s. CEG has the right to vote 53,175 shares of Class A Common Stock of Snyder’s owned by the CEG Entities. A total of 145,490 shares are voted by MAW, PAW and CEG (collectively, the “Subject Shares”).

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1.  AGREEMENT TO VOTE SHARES; ADDITIONAL PURCHASES.

1.1.  Agreement to Vote Shares.  At every meeting of the shareholders of Snyder’s, and every adjournment or postponement thereof, at which the approval of the Merger Agreement and/or the transactions contemplated thereby are considered, and on every action or approval by written consent of the shareholders of Snyder’s with respect to such matters, the Voters shall appear at such meeting and vote (or cause to be voted), solely as a shareholder of Snyder’s, all the Subject Shares (a) in favor of the adoption and approval of the Merger Agreement and/or the transactions contemplated thereby and (b) against any action or agreement that would reasonably be expected to prevent, prohibit, or materially delay the consummation of, or materially change the terms and conditions of, the Merger. Notwithstanding the foregoing, the Voters’ obligation under this Section 1.1 shall be stayed if the Merger Agreement is amended or breached in a material respect by Lance.

1.2.  Agreement to Retain Shares.  The Voters shall not, directly or indirectly, sell, transfer, contract to sell, assign, exchange, hypothecate, pledge, encumber, grant a security interest in, hedge or otherwise dispose of any or all of the Subject Shares or any interest in the Subject Shares, unless he or she retains the right to vote such shares in accordance with Section 1.1.

2.  REPRESENTATIONS AND WARRANTIES OF THE VOTERS.  THE VOTERS (I) HAVE THE EXCLUSIVE RIGHT TO VOTE ALL THE SUBJECT SHARES AT ANY AND ALL MEETINGS OF THE SHAREHOLDERS OF SNYDER’S FOR WHATEVER PURPOSE CALLED OR HELD, AND IN ANY AND ALL PROCEEDINGS WHETHER AT MEETINGS OF THE SHAREHOLDERS OF SNYDER’S OR OTHERWISE, AND TO GIVE WRITTEN CONSENTS IN LIEU OF VOTING THE SUBJECT SHARES AT A MEETING, ON ANY AND ALL MATTERS FOR WHICH THE VOTE OR WRITTEN CONSENT OF THE CLASS A SHAREHOLDERS IS REQUIRED OR AUTHORIZED BY LAW, AND IS ENTITLED TO

EXERCISE ALL RIGHTS OF EVERY KIND GRANTED TO THE CLASS A SHAREHOLDERS; AND (II) HAVE FULL POWER AND AUTHORITY TO EXECUTE, DELIVER AND PERFORM THE TERMS OF THIS AGREEMENT. THIS AGREEMENT HAS BEEN DULY EXECUTED AND DELIVERED BY THE VOTERS AND CONSTITUTES THE LEGAL, VALID AND BINDING OBLIGATION OF THE VOTERS, ENFORCEABLE AGAINST THE VOTERS IN ACCORDANCE WITH ITS TERMS, SUBJECT TO APPLICABLE BANKRUPTCY, INSOLVENCY, REORGANIZATION, LIQUIDATION, DISSOLUTION, MORATORIUM OR OTHER SIMILAR LAWS RELATING TO OR AFFECTING THE RIGHTS OF CREDITORS GENERALLY AND TO GENERAL PRINCIPLES OF EQUITY (REGARDLESS OF WHETHER CONSIDERED IN PROCEEDINGS AT LAW OR IN EQUITY). THE EXECUTION, DELIVERY AND PERFORMANCE OF THIS AGREEMENT DOES NOT VIOLATE OR CONFLICT WITH THE ARTICLES OF INCORPORATION OR BYLAWS OF SNYDER’S.

3.  TERMINATION.  THIS AGREEMENT SHALL TERMINATE AND SHALL HAVE NO FURTHER FORCE OR EFFECT UPON THE EARLIER TO OCCUR OF (I) THE EFFECTIVE DATE UNDER THE MERGER AGREEMENT, OR (II) THE TERMINATION OF THE MERGER AGREEMENT PURSUANT TO THE TERMS THEREOF (THE “EXPIRATION DATE”).

4.  MISCELLANEOUS.

4.1.  Binding Effect; Third Party Beneficiaries.  This Agreement and all of the provisions hereof shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors, heirs, executors, administrators and permitted assigns, as the case may be. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party, except for an assignment to any lender to Lance as security for obligations to such lender. Any attempted assignment in violation of this Section 4.1 shall be null and void. This Agreement shall not confer any rights on any person who is not a party to this Agreement other than the other parties constituting “Sellers” under the Purchase Agreement.

4.2.  Notices.  Any notice, statement, demand or other communication required to be given under this Agreement shall be in writing, sent by certified mail, postage prepaid, return receipt requested, or by facsimile transmission, receipt electronically confirmed, or by nationally-recognized overnight courier, receipt confirmed. Notices to Lance and the Voters shall be addressed to the below addresses, or to such other addresses and to the attention of such other person as Lance or the Voters, as applicable, may designate by written notice to the other party in the manner provided in this Section.

To Lance:	Lance, Inc. 13024 Ballantyne Corporate Place Suite 900 Charlotte, NC 28277 Facsimile No.: (704) 554-5586 and (704) 557-8197

With a copy to:	K&L Gates LLP Hearst Tower, 47th Floor 214 North Tryon Street Charlotte, NC 28202 Attn.: Alec Watson Facsimile No.: (704) 353-3182

To MAW or PAW:	Michael A. Warehime c/o Snyder’s of Hanover, Inc. 1250 York Street Hanover, PA 17331 Facsimile No.: (717) 632-7207

To CEG:	Charles E. Good c/o Snyder’s of Hanover, Inc. 1250 York Street Hanover, PA 17331 Facsimile No.: (717) 632-7207

With a copy to:	Eckert Seamans Cherin & Mellott, LLC 600 Grant Street, 44th Floor Pittsburgh, PA 15219 Attn: John J. Kearns, III, Esquire Facsimile No.: (412) 566-6099

Any notice, statement, demand or other communication shall be deemed given (i) on the date three business days after it shall have been mailed, if sent by certified mail, (ii) on the business day it shall have been sent by facsimile transmission (unless sent on a non-business day or after business hours in which event it shall be deemed given on the following business day), or (iii) on the next business day if it shall have been sent by a nationally-recognized overnight courier service.

4.3.  Entire Agreement; Amendment.  This Agreement (and the Merger Agreement) represent the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, between the parties hereto with respect to the subject matter hereof. No termination, waiver, modification, amendment or supplement to this Agreement shall be binding unless in writing and signed by Lance and all of the Voters.

4.4.  Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Pennsylvania without giving effect to its principles of conflicts of law. Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of any Pennsylvania state or federal court of appropriate jurisdiction in any action arising out of or relating to this Agreement and hereby irrevocably agrees that all claims in respect of such action may be heard and determined in such Pennsylvania state or federal court. Each of the parties hereto hereby irrevocably waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of such action. The parties further agree, to the extent permitted by applicable law, that any final and nonappealable judgment against any of them in any action referred to above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment. Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any action arising out of or relating to this Agreement.

4.5.  Interpretation.  The section headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement. All references to Sections contained herein mean Sections of this Agreement unless otherwise stated and the neuter gender shall include the feminine or masculine gender. All capitalized terms defined herein are equally applicable to both the singular and plural forms of such terms. The terms “hereof”, “herein”, and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “including” and words of similar import when used in this Agreement shall mean “including without limitation” unless the context otherwise requires or unless otherwise specified. All references in this Agreement to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified.

4.6.  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law.

4.7.  Further Assurances.  The Voters hereby covenant and agree that at any time and from time to time after the execution of this Agreement through the Expiration Date, they shall, upon the request of Lance, do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all such further acts or documents as may be reasonably required to carry out the transactions contemplated by this Agreement.

4.8.  Counterparts; Facsimile.  This Agreement may be executed in any number of counterparts and by different parties to this Agreement in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or pdf transmission shall be effective as delivery of a manually executed counterpart. Any party executing this Agreement by facsimile or pdf transmission shall promptly deliver a manually executed counterpart, provided that any failure to do so shall not affect the validity of the counterpart executed by facsimile or pdf transmission.

4.9.  Specific Performance.  The Voters recognize and acknowledge that a breach of covenants or agreements contained in this Agreement will cause Lance to sustain irreparable damage for which Lance would not have an adequate remedy at law for money damages. Therefore, the Voters agree that, in the event of any such breach or threatened breach, Lance shall be entitled to seek and obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (b) an injunction restraining such breach or threatened breach. The Voters further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. Lance shall be entitled to recover its attorneys’ fees and all of its costs and expenses in enforcing this Agreement.

4.10.  No Waiver.  No failure or delay on the part of any of the parties in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power preclude any other right or power.

[Signatures appear on next page]

IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be duly executed on the date and year first above written.

LANCE, INC.

By:	/s/ David V. Singer
Name:     David V. Singer

Title:	President and Chief Executive Officer

/s/  Michael A. Warehime
Michael A. Warehime, individually

/s/  Patricia A. Warehime
Patricia A. Warehime, individually

/s/  Charles E. Good
Charles E. Good, in his capacity as Trustee or
Vice President of the CEG Entities

ANNEX C

STANDSTILL AGREEMENT

July 21, 2010

This Standstill Agreement, dated as of July 21, 2010 (this “Agreement”), is by and among Lance, Inc., a North Carolina corporation (“Lance”), Michael A. Warehime, individually (“MAW”) and Patricia A. Warehime, individually (“PAW”).

WHEREAS, Lance, Snyder’s of Hanover, Inc., a Pennsylvania corporation (“Snyder’s”), and Lima Merger Corp., a Pennsylvania corporation and a wholly owned Subsidiary of Lance (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated the date hereof (as amended, modified or otherwise supplemented from time to time, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Snyder’s (the “Merger”);

WHEREAS, as of the date hereof, MAW is the Beneficial Owner of 84,965 shares of Class A Common Stock of Snyder’s, par value $100.00 per share, and PAW is the Beneficial Owner of 7,350 shares of Class A Common Stock of Snyder’s, par value $100.00 per share (collectively, with any other Snyder’s Shares which MAW or PAW become the Beneficial Owner of prior to the termination of this Agreement, the “MAW/PAW Snyder’s Shares”);

WHEREAS, upon consummation of the Merger, MAW and PAW shall receive Lance Shares in exchange for his or her MAW/PAW Snyder’s Shares (such Lance Shares received in exchange for Snyder’s Shares upon consummation of the Merger, together with all other Lance Shares which MAW or PAW is the record owner or Beneficial Owner of at any time, the “MAW/PAW Lance Shares”); and

WHEREAS, as a condition to Lance’s willingness to enter into the Merger Agreement, Lance has required that MAW and PAW enter into this Agreement and, in order to induce Lance to enter into the Merger Agreement, MAW and PAW are willing to enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, each of the parties hereby agree as follows:

1.  Certain Definitions.

For the purposes of this Agreement, capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. As used in this Agreement, the following terms have the respective meanings set forth below.

“Beneficial Owner” and “Beneficial Ownership” and words of similar import have the meaning assigned to such terms in Rule 13d-3 and Rule 13d-5 promulgated under the Exchange Act and a Person’s Beneficial Ownership of securities shall be calculated in accordance with the provisions of such rules; provided, that a Person shall be deemed to have Beneficial Ownership of all securities that such Person has a right to acquire without regard to the 60 day limitation in such rule.

“Family Member” includes, with respect to MAW or PAW, any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, mother-in-law, father-in-law, son-in-law, daughter-in-law, including adoptive relationships, any person sharing MAW’s or PAW’s household (other than a tenant or employee), a trust in which these persons have more than fifty percent of the beneficial interest, a foundation in which these persons (or MAW or PAW) control the management of assets, and any other entity in which these persons (or MAW or PAW) own more than fifty percent of the voting interests.

2.  Standstill in Respect of MAW/PAW Lance Shares.

(a) MAW and PAW hereby agree that, from and after the date hereof until the third anniversary of the Effective Time of the Merger, he or she shall not, directly or indirectly, unless specifically agreed to in writing by a majority of the independent members of the board of directors of Lance or expressly contemplated by the terms of this Agreement:

(i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any securities or direct or indirect rights to acquire Lance Shares or any other securities of Lance, or any material assets of Lance or any Subsidiary or division thereof; provided, that following the Effective Time, MAW and PAW shall be permitted to acquire Lance Shares (A) pursuant to exercise of stock options granted to MAW and PAW, (B) directly from a Family Member or (C) by reinvesting dividends received in respect of MAW/PAW’s Lance Shares in accordance with applicable securities Laws and Lance’s internal policies related thereto; provided, further, that any such reinvesting of dividends shall be done outside of any dividend reinvestment program sponsored by Lance. For the avoidance of doubt, any compensation of MAW and PAW from Lance (whether in cash, other assets or Lance stock or stock options) shall not be prohibited by this Agreement, but any Lance Shares received directly or indirectly as compensation of MAW and PAW shall be subject to the terms of this Agreement;

(ii) Transfer, or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any or all of the MAW/PAW Lance Shares; provided, that (A) if MAW or PAW is an “affiliate” (as such term is defined in Rule 144 of the Securities Act (“Rule 144”)) of Lance, such person that is an “affiliate” shall be permitted to Transfer any of its MAW/PAW Lance Shares in a Transfer pursuant to Rule 144 or, if MAW or PAW is not an “affiliate” (as such term is defined in Rule 144) of Lance, then such person shall be permitted to Transfer any of its MAW/PAW Lance Shares to the same extent as would be permitted pursuant to Rule 144 if such person was an “affiliate” of Lance pursuant to Rule 144 and (B) each of MAW and PAW may Transfer the MAW/PAW Lance Shares held by such person to a Family Member of such person for estate planning purposes; provided, further, that each transferee pursuant to clause (B) shall agree in writing to be bound by the terms of this Agreement (solely with respect to the MAW/PAW Lance Shares transferred pursuant to this clause (B)) upon or prior to the consummation of such Transfer; or

(iii) take any action contrary to the following aspects of Snyder’s and Lance’s proposed governance structure following the Merger as reflected in Exhibit C to the Merger Agreement: (A) reducing the total number of directors from 16 in 2010 to 14 in 2011 and to 12 in 2012, (B) the re-election of those Lance directors who are eligible for re-election in 2011 and (C) the re-election of those Lance directors who are eligible for re-election in 2012.

(b) Notwithstanding anything to the contrary contained in this Agreement, in no event shall the aggregate Beneficial Ownership of Lance Shares by MAW and PAW exceed thirty percent (30%) of the issued and outstanding Lance Shares at any time.

3.  Representations and Warranties of MAW.

MAW and PAW hereby represent and warrant to Lance as follows:

(a)  No Conflicts.  Neither the execution and delivery of this Agreement by MAW and PAW, nor the consummation by MAW and PAW of the transactions contemplated hereby, will (i) conflict with or result in any breach of the organizational documents of Snyder’s; (ii) require any Permit from any or Governmental Body or any authorization, consent or approval from any other Person; (iii) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which MAW and/or PAW is a party or by which MAW and PAW or any of the MAW/PAW Snyder’s Shares or MAW and PAW assets may be bound, or (iv) violate any applicable Law, except, with respect to any of the foregoing clauses (i) through (iv), as does not and could not reasonably be expected to impair MAW’s or PAW’s ability to perform its obligations under this Agreement.

(b)  Reliance by Lance.  MAW and PAW understand and acknowledge that Lance is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by MAW and PAW.

4.  Representations and Warranties of Lance.

Lance hereby represents and warrants to the MAW and PAW as follows:

(a)  Corporate Organization.  Lance is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation.

(b)  Authority Relative to This Agreement.  Lance has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by Lance of the transactions contemplated hereby have been duly and validly authorized by the board of directors of Lance, and no other corporate proceedings on the part of Lance are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Lance and, assuming that this Agreement constitutes the valid and binding agreement of the MAW and PAW, constitutes the valid and binding agreement of Lance, enforceable against Lance in accordance with its terms, except that such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors’ rights generally, and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c)  No Conflicts.  Neither the execution and delivery of this Agreement by Lance, nor the consummation by Lance of the transactions contemplated hereby, will (i) conflict with or result in any breach of the Certificate of Incorporation or the Bylaws of Lance; (ii) require any Permit from any Governmental Body; (iii) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which Lance is a party, or (iv) violate any applicable Law, except, with respect to any of the foregoing clauses (i) through (iv), as does not and could not reasonably be expected to impair Lance’s ability to perform its obligations under this Agreement.

5.  Termination.

(a) Subject to Section 5(b), this Agreement shall terminate and neither Lance nor MAW or PAW shall have any rights or obligations hereunder upon the earliest to occur of: (i) the termination of this Agreement by mutual written consent of Lance, MAW and PAW, (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) the third anniversary of the Effective Time of the Merger.

(b) Notwithstanding Section 5(a), (i) termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at Law or in equity) against any other party hereto for such party’s breach of any of the terms of this Agreement, and (ii) Sections 4 and 6(b) through 6(p), inclusive, of this Agreement shall survive the termination of this Agreement.

6.  Miscellaneous.

(a)  Publication.  MAW and PAW hereby authorize Lance to publish and disclose in the Joint Proxy Statement, the Form S-4 and any other Filing his and her identity and ownership of Snyder’s Shares and the nature of his and her commitments, arrangements and understandings pursuant to this Agreement.

(b)  Appraisal Rights.  To the extent permitted by applicable Law, MAW and PAW hereby waive any rights of appraisal or rights to dissent from the Merger that he or she may have under applicable Law.

(c)  Further Actions.  Each of the parties hereto agrees that it will use its reasonable best efforts to do all things necessary to effectuate this Agreement.

(d)  Waivers.  No action taken pursuant to this Agreement, including any investigation by or on behalf of any party hereto, nor any failure or delay on the part of any party hereto in the exercise of any right hereunder, shall be deemed to constitute a waiver by the party taking such action of compliance of any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

(e)  Counterparts.  For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts (including by facsimile or electronic transmission), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

(f)  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to the principles of conflict of laws thereof.

(g)  Jurisdiction; Waiver of Jury Trial.

(i) Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of any Pennsylvania state or federal court of appropriate jurisdiction in any action arising out of or relating to this Agreement and hereby irrevocably agrees that all claims in respect of such action may be heard and determined in such Pennsylvania state or federal court. Each of the parties hereto hereby irrevocably waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of such action. The parties further agree, to the extent permitted by applicable law, that any final and nonappealable judgment against any of them in any action referred to above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment.

(ii) EACH OF LANCE, MAW AND PAW HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT.

(h)  Specific Performance.  MAW and PAW recognize and acknowledge that a breach of covenants or agreements contained in this Agreement will cause Lance to sustain irreparable damage for which Lance would not have an adequate remedy at law for money damages. Therefore, MAW and PAW agree that, in the event of any such breach or threatened breach, Lance shall be entitled to seek and obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (b) an injunction restraining such breach or threatened breach. MAW and PAW further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. Lance shall be entitled to recover its attorneys’ fees and all of its costs and expenses in enforcing this Agreement.

(i)  Notices.  All notices, requests, instructions or other documents to be given hereunder by any party to the other parties shall be in writing and shall be deemed duly given (i) upon delivery, when delivered personally, (ii) one (1) Business Day after being sent by overnight courier or when sent by facsimile transmission (with a confirming copy sent by overnight courier), and (iii) three (3) Business Days after being sent by registered or certified mail, postage prepaid, as follows:

If to Lance:

Lance, Inc.
13024 Ballantyne Corporate Place
Suite 900
Charlotte, NC 28277
Fax: (704) 554-5586 and (704) 557-8197
Phone: (704) 557-8021 and (704) 557-8300
Attn: Rick D. Puckett and Edward H. Schuth, Esq.

with a copy to (which shall not constitute notice):

K&L Gates LLP
Hearst Tower, 47th Floor
214 North Tryon Street
Charlotte, NC 28202
Fax: (704) 353-3182
Phone: (704) 331-7482
Attn: Alec Watson

If to MAW, to:

Michael A. Warehime
c/o Snyder’s of Hanover, Inc.
1250 York Street
Hanover, PA 17331
Fax.: (717) 632-7207
Phone: 717-632-4477 (ext. 5201)

with a copy to (which shall not constitute notice):

Eckert Seamans Cherin & Mellott, LLC
44th Floor, 600 Grant Street
Pittsburgh, PA 15219
Fax: (412) 566-6099
Phone: (412) 566-2075
Attn: John J. Kearns, III

If to PAW, to:

Patricia A. Warehime
6663 Moulstown Road East
Hanover, PA 17331
Phone: 717-637-6090

with a copy to (which shall not constitute notice):

Eckert Seamans Cherin & Mellott, LLC
44th Floor, 600 Grant Street
Pittsburgh, PA 15219
Fax: (412) 566-6099
Phone: (412) 566-2075
Attn: John J. Kearns, III

(j)  Entire Agreement; Assignment.  This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof. This Agreement may not be assigned by any of the parties hereto by operation of law or otherwise.

(k)  Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

(l)  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in a manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

(m)  Certain Interpretations.  Unless otherwise specified, all references in this Agreement to Sections shall be deemed to refer to Sections of this Agreement. The Section captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders. The words

“include,” includes” and “including,” when used herein shall be deemed in each case to be followed by the words “without limitation.” The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document. The parties hereto agree that the intention of this Agreement is to provide certain restrictions on MAW and PAW with respect to the MAW/PAW Snyder’s Shares and the MAW/PAW Lance Shares held by each of them, and that any attempt by either MAW or PAW to circumvent the restrictions contemplated hereby shall be deemed a breach of this Agreement and shall be null and void.

(n)  Fees and Expenses.  Except as otherwise provided herein, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

(o)  Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in Lance any direct or indirect ownership or incidence of ownership of or with respect to any MAW/PAW Lance Shares. All rights, ownership and economic benefits of and relating to the MAW/PAW Lance Shares shall remain vested in and belong to MAW/PAW, and Lance shall have no authority to direct MAW/PAW in the voting or disposition of any of the MAW/PAW Snyder’s Shares or MAW/PAW Lance Shares.

(p)  Capacity as a Stockholder.  MAW and PAW do not make any agreement or understanding herein in his or her capacity as a director of Snyder’s. MAW and PAW make their agreements and understandings herein solely in their capacity as the record holder and beneficial owner of the MAW and PAW Snyder’s Shares and, notwithstanding anything to the contrary herein, nothing herein shall limit or affect any actions taken by MAW and PAW in their capacity as a director or officer of Snyder’s.

[Signature page follows]

IN WITNESS WHEREOF, Lance, MAW and PAW have caused this Agreement to be duly executed as of the day and year first above written.

LANCE, INC.

By:	/s/ David V. Singer
Name:     David V. Singer

Title:	President and Chief Executive Officer

/s/  Michael A. Warehime
Michael A. Warehime

/s/  Patricia A. Warehime
Patricia A. Warehime

AMENDMENT NO. 1 TO STANDSTILL AGREEMENT

This Amendment No. 1 to Standstill Agreement (this “Amendment”) is entered into as of September 30, 2010 by and among Lance, Inc., a North Carolina corporation (“Lance”), Michael A. Warehime, individually (“MAW”) and Patricia A. Warehime, individually (“PAW”).

WHEREAS, Lance, Snyder’s of Hanover, Inc., a Pennsylvania corporation (“Snyder’s”), and Lima Merger Corp., a Pennsylvania corporation and a wholly owned Subsidiary of Lance (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of July 21, 2010 (as amended, modified or otherwise supplemented from time to time, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Snyder’s (the “Merger”); and

WHEREAS, as of the date hereof, Lance, Merger Sub and Snyder’s have agreed to an Amendment No. 1 to the Merger Agreement which provides for certain changes in the corporate governance of Lance subsequent to the Closing of the Merger; and

WHEREAS, the parties hereto have heretofore entered into a Standstill Agreement as of July 21, 2010 (the “Agreement”) providing for certain restrictions and limitations on the purchase and sale of shares of the Common Stock of Lance to be received by MAW and PAW pursuant to the Merger Agreement and including certain agreements with respect to the corporate governance of Lance subsequent to the Merger; and

WHEREAS, the parties hereto have agreed to revise and amend the Agreement to reflect the amendments to the Merger Agreement contained in Amendment No. 1 to the Merger Agreement; and

WHEREAS, all terms not defined in this Amendment shall have the meanings ascribed to them in the Agreement.

NOW, THEREFORE, intending to be legally bound, each of the parties hereto agrees as follows:

Section 1.  Subsection 2(a)(iii) is deleted in its entirety from the Agreement and the following is substituted in lieu thereof:

(iii) take any action contrary to the following aspects of Snyder’s and Lance’s proposed governance structure following the Merger as reflected in Exhibit C to Amendment No. 1 to the Merger Agreement: (A) reducing the total number of directors from 14 in 2010 to 12 in 2011, (B) the re-election of those Lance directors who are eligible for re-election in 2011 and (C) the re-election of those Lance directors who are eligible for re-election in 2012.

Section 2.  Except as expressly amended in this Amendment, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, Lance, MAW and PAW have caused this Amendment to be duly executed as of the day and year first above written.

LANCE, INC.

By:	/s/ David V. Singer
Name:     David V. Singer

Title:	President and Chief Executive Officer

/s/ Michael A. Warehime
Michael A. Warehime

/s/ Patricia A. Warehime
Patricia A. Warehime

ANNEX D

July 21, 2010

The Board of Directors
Lance, Inc.
13024 Ballantyne Corporate Place, Suite 900
Charlotte, NC 28277

Members of the Board of Directors:

We understand that Lance, Inc. (“Lance”) proposes to enter into an Agreement and Plan of Merger, dated as of July 21, 2010 (the “Agreement”), by and among Lance, Lima Merger Corp., a wholly owned subsidiary of Lance (“Merger Sub”), and Snyder’s of Hanover, Inc. (“Snyder’s”), pursuant to which, among other things, Merger Sub will merge with and into Snyder’s (the “Transaction”) and each issued and outstanding share of the Class A common stock, par value $100 per share, and of the Class B common stock, par value $100 per share, of Snyder’s (collectively “Snyder’s Common Stock”) will be converted into the right to receive 108.25 (the “Exchange Ratio”) shares of the common stock, par value $0.83-1/3 per share, of Lance (“Lance Common Stock”). The Agreement contemplates that Lance will pay a special cash dividend in the amount of $3.75 per share of Lance Common Stock, payable prior to the consummation of the Transaction (the “Lance Dividend”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to Lance of the Exchange Ratio provided for in the Transaction.

In connection with this opinion, we have, among other things:

(i) reviewed certain publicly available business and financial information relating to Lance;

(ii) reviewed certain internal financial and operating information with respect to the business, operations and prospects of Snyder’s furnished to or discussed with us by the management of Snyder’s, including certain financial forecasts relating to Snyder’s prepared by the management of Snyder’s (such forecasts, the “Snyder’s Forecasts”);

(iii) reviewed certain internal financial and operating information with respect to the business, operations and prospects of Lance furnished to or discussed with us by the management of Lance, including certain financial forecasts relating to Lance prepared by the management of Lance (such forecasts, the “Lance Forecasts”);

(iv) reviewed certain estimates as to the amount and timing of cost savings and revenue enhancements (collectively, the “Synergies/Cost Savings”) anticipated by the managements of Snyder’s and Lance to result from the Transaction;

(v) discussed the past and current business, operations, financial condition and prospects of Snyder’s with members of senior managements of Snyder’s and Lance, and discussed the past and current business, operations, financial condition and prospects of Lance with members of senior management of Lance;

(vi) reviewed the potential pro forma financial impact of the Transaction on the future financial performance of Lance, including the potential effect on Lance’s estimated earnings per share;

(vii) reviewed the trading history for Lance Common Stock and a comparison of such trading history with the trading histories of other companies we deemed relevant;

(viii) compared certain financial information of Snyder’s and Lance with similar information of other companies we deemed relevant;

(ix) compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(x) reviewed the relative financial contributions of Snyder’s and Lance to the future financial performance of the combined company on a pro forma basis;

(xi) reviewed the Agreement and forms of the voting agreement and standstill agreement to be entered into simultaneously with the execution of the Agreement by certain stockholders of Snyder’s with Lance; and

(xii) performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of Lance and Snyder’s that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Snyder’s Forecasts, we have been advised by Snyder’s, and have assumed, with the consent of Lance, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Snyder’s as to the future financial performance of Snyder’s. With respect to the Lance Forecasts and the Synergies/Cost Savings, we have assumed, at the direction of Lance, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Lance (and, with respect to the Synergies/Cost Savings, of the managements of Lance and Snyder’s) as to the future financial performance of Snyder’s and Lance and the other matters covered thereby. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Snyder’s or Lance, nor have we made any physical inspection of the properties or assets of Snyder’s or Lance. We have not evaluated the solvency or fair value of Snyder’s or Lance under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Lance, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Snyder’s, Lance or the contemplated benefits of the Transaction. We also have assumed, at the direction of Lance, that the Transaction will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We express no view or opinion as to any terms or other aspects of the Transaction (other than the Exchange Ratio to the extent expressly specified herein) or any related transaction, including, without limitation, the form or structure of the Transaction or the Lance Dividend. We were not requested to, and we did not, participate in the negotiation of the terms of the Transaction or any related transaction, nor were we requested to, and we did not, provide any advice or services in connection with the Transaction or any such related transaction other than the delivery of this opinion. We express no view or opinion as to any such matters. Our opinion is limited to the fairness, from a financial point of view, to Lance of the Exchange Ratio provided for in the Transaction and no opinion or view is expressed with respect to any consideration received in connection with the Transaction or any related transaction (including the Lance Dividend) by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or any related transaction or class of such persons, relative to the Exchange Ratio. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction or any related transaction in comparison to other strategies or transactions that might be available to Lance or in which Lance might engage or as to the underlying business decision of Lance to proceed with or effect the Transaction or any such related transaction. We are not expressing any opinion as to what the value of Lance Common Stock actually will be when issued or the prices at which Lance Common Stock will trade at any time, including following announcement or consummation of the Transaction. In addition, we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Transaction or any related matter.

We have acted as financial advisor to the Board of Directors of Lance solely to render this opinion and will receive a fee for our services upon the rendering of this opinion. In addition, Lance has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Lance, Snyder’s and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Lance and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as administrative agent, bookrunner and arranger for, and lender under, certain of Lance’s existing credit facilities, (ii) having acted as placement agent for a certain debt offering for Lance, and (iii) having provided or providing certain treasury management services for Lance.

It is understood that this letter is for the benefit and use of the Board of Directors of Lance (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Lance, Snyder’s or the Transaction. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Exchange Ratio provided for in the Transaction is fair, from a financial point of view, to Lance.

Very truly yours,

/s/ MERRILL LYNCH, PIERCE, FENNER & SMITH
  INCORPORATED

ANNEX E

FORM OF
ARTICLES OF AMENDMENT
OF
LANCE, INC.

The undersigned Corporation hereby submits these Articles of Amendment for the purpose of amending its Restated Articles of Incorporation:

1. The name of the corporation is LANCE, INC.

2. The following amendment to the Restated Charter of the Corporation was adopted by its stockholders on          , 2010 in the manner prescribed by law, by deleting in its entirety Paragraph 1 and replacing it with the following:

1. The name of the corporation is SNYDER’S-LANCE, INC.

3. There will be no exchange, reclassification or cancellation of issued shares.

4. These Articles of Amendment will be effective at 11:59 p.m., Charlotte, North Carolina time, on          , 2010.

This the           day of          , 2010.

LANCE, INC.

By
Rick D. Puckett
Executive Vice President

E-1

ANNEX F

FORM OF BYLAWS
OF
SNYDER’S-LANCE, INC.

(As Amended Through          , 2010)

ARTICLE I — OFFICES

Section 1.1  Principal Office.  The principal office of the Corporation shall be located at 13024 Ballantyne Corporate Place, Charlotte, Mecklenburg County, North Carolina.

Section 1.2  Registered Office.  The registered office of the Corporation required by law to be maintained in the State of North Carolina shall be identical with the principal office.

Section 1.3  Other Offices.  The Corporation may have offices at such other places, either within or without the State of North Carolina as the Board of Directors may from time to time determine, or as the affairs of the Corporation may require.

ARTICLE II — MEETINGS OF SHAREHOLDERS

Section 2.1  Place of Meetings.  All meetings of shareholders shall be held at the principal office of the Corporation, or at such other place, either within or without the State of North Carolina, as shall be designated by the Board of Directors.

Section 2.2  Annual Meetings.  The annual meeting of the shareholders shall be held each year at such date and time as shall be designated by the Board of Directors of the Corporation for the purpose of electing directors of the Corporation and for the transaction of such other business as may be properly brought before the meeting.

No business shall be transacted at an annual meeting of shareholders, except such business as shall be (a) specified in the notice of meeting given as provided in Section 2.5, (b) otherwise brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise brought before the meeting by a shareholder of record entitled to vote at the meeting, in compliance with the procedure set forth in this Section 2.2. For business to be brought before an annual meeting by a shareholder pursuant to (c) above, the shareholder must have given timely notice in writing to the Secretary. To be timely, a shareholder’s notice must be delivered to, or mailed to and received at, the principal office of the Corporation not less than 75 days nor more than 105 days prior to the first anniversary of the preceding year’s annual meeting. In the event that the date of the annual meeting is advanced or delayed by more than 30 days from such anniversary date, notice by the shareholder must be so delivered not earlier than the 105th day prior to such advanced or delayed annual meeting date and not later than the 75th day prior to such advanced or delayed annual meeting date, provided, that the Corporation shall have informed the shareholders of the Corporation of any such change in the date of the annual meeting of shareholders in a Form 10-Q or Form 8-K filed by the Corporation with the Securities and Exchange Commission. Notice of actions to be brought before the annual meeting pursuant to (c) above shall set forth as to each matter the shareholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for bringing such business before the annual meeting, (ii) the name and address, as they appear on the Corporation’s books, of each shareholder proposing such business, (iii) the classes and number of shares of stock of the Corporation that are owned of record and beneficially by such shareholder, and (iv) any material interest of such shareholder in such business other than the shareholder’s interest as a shareholder of the Corporation. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting except in accordance with the provisions set forth in this Section 2.2. If the chairman of the annual meeting determines that any business was not properly brought before the meeting in accordance with provisions prescribed by these Bylaws, the chairman shall so declare to the meeting, and to the extent permitted by law, any such business not properly before the meeting shall not be transacted. Notwithstanding the foregoing provisions of this Section 2.2 regarding advance notice of shareholder proposals and of Section 3.3 regarding advance notice of nominations of directors, a shareholder shall also comply with all applicable requirements of North Carolina law and of the Securities Exchange Act of 1934 (“Exchange Act”) and the rules and regulations thereunder with respect to the matters set forth in this Section 2.2 and in Section 3.3. Nothing in this Section 2.2 or in Section 3.3 shall be deemed to affect any rights of shareholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

Section 2.3  Substitute Annual Meetings.  If the annual meeting shall not be held on the day designated by these Bylaws, a substitute annual meeting may be called in accordance with the provisions of Section 2.4. A meeting so called shall be designated and treated for all purposes as the annual meeting.

Section 2.4  Special Meetings.  Special meetings of the shareholders may be called at any time by the President or by the Board of Directors of the Corporation.

Section 2.5  Notice of Meetings.  Written or printed notice stating the time and place of the meeting shall be delivered not less than 10 nor more than 60 days before the date thereof, either personally or by mail, at the direction of the President, the Board of Directors, or other person calling the meeting, to each shareholder of record entitled to vote at such meeting.

In the case of a special meeting, the notice of meeting shall specifically state the purpose or purposes for which the meeting is called. In the case of an annual meeting, the notice of meeting need not specifically state the purpose or purposes thereof or the business to be transacted thereat unless such statement is expressly required by the provisions of these Bylaws or by applicable law.

If a meeting is adjourned for more than 120 days after the date fixed for the original meeting, or if a new record date is fixed for the adjourned meeting, or if the date, time and place for the adjourned meeting is not announced prior to adjournment, then notice of the adjourned meeting shall be given as in the case of an original meeting; otherwise, it is not necessary to give any notice of the adjourned meeting other than by announcement at the meeting at which the adjournment is taken.

A shareholder’s attendance at a meeting constitutes a waiver by such shareholder of (a) objection to lack of notice or defective notice of the meeting, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting, and (b) objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the notice of the meeting, unless the shareholder objects to considering the matter before it is voted upon.

Section 2.6  Record Date.  For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such record date in any case to be not more than 70 days immediately preceding the date of the meeting or the date on which the particular action, requiring such determination of shareholders, is to be taken.

If no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, the close of business on the day before the date on which notice of the meeting is first mailed to shareholders shall be the record date for such determination of shareholders.

A determination of shareholders entitled to notice of or to vote at a shareholders’ meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date for the adjourned meeting, which it must do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

Section 2.7  Shareholders’ List.  Not later than two business days after the date notice of a meeting of shareholders is first given, the Secretary or other officer or person having charge of the stock transfer books of the Corporation shall prepare an alphabetical list of the shareholders entitled to notice of such meeting, with the address of and number of shares held by each shareholder, which list shall be kept on file at the principal office of the Corporation (or such other place in the city where the meeting is to be held as may be identified in the notice of the meeting) for the period commencing two business days after notice of the meeting is first given and continuing through such meeting, and which list shall be available for inspection by any shareholder, or his or her agent or attorney, upon his or her demand, at any time during regular business hours. This list shall also be produced and kept open at the time and place of the meeting and shall be subject to inspection by any shareholder, or his or her agent or attorney, during the whole time of the meeting and any adjournment thereof.

Section 2.8  Quorum.  The holders of shares entitled to a majority of votes entitled to be cast (as described in Section 2.10), present in person or represented by proxy, shall constitute a quorum at all meetings of shareholders for purposes of acting on any matter for which action by the shareholders is required. If there is no quorum at the opening of a meeting of shareholders, such meeting may be adjourned from time to time by the vote of a majority of the shares voting on the motion to adjourn; and, at any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the original meeting.

Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment thereof unless a new record date is or must be set for that adjourned meeting.

Section 2.9  Organization.  Each meeting of shareholders shall be presided over by the Chairman of the Board, or, in the absence or at the request of the Chairman of the Board, by such other person as the Chairman of the Board or the Board of Directors may designate, or in their absence and in the absence of such designation, by any person selected to preside by plurality vote of the shares represented and entitled to vote at the meeting. The Secretary, or in the absence or at the request of the Secretary, any person designated by the person presiding at the meeting, shall act as secretary of the meeting.

Section 2.10  Voting of Shares.  Except as otherwise provided in the Articles of Incorporation, each outstanding share having the right to vote on a matter or matters submitted to a vote at a meeting of shareholders shall be entitled to one vote on each such matter. A shareholder may vote in person or by proxy.

Except in the election of directors (as provided in Section 3.4), if a quorum exists, action on a matter by the shareholders entitled to vote on the matter is approved by such shareholders if the votes cast favoring the action exceed the votes cast opposing the action, unless a greater number of affirmative votes is required by law or the Articles of Incorporation or a Bylaw adopted by the shareholders.

Voting on all matters including the election of directors shall be by tabulation of proxies and, as to any shareholder voting in person, by voice or by show of hands, unless, as to any matter, the holders of shares entitled to at least 25% of the votes of shares represented at the meeting and entitled to vote on that matter shall demand, prior to the voting on such matter, a ballot vote on such matter.

Section 2.11  Action Without Meeting.  Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if one or more written consents, setting forth the action so taken, shall be signed by all of the persons who would be entitled to vote upon such action at a meeting, whether before or after the action so taken, and delivered to the Corporation to be included in the corporate minute book or filed with the corporate records. Such consent has the same effect as a meeting vote and may be described as such in any document.

Section 2.12  Voting Inspectors.  The Board of Directors in advance of any meeting of shareholders may appoint one or three voting inspectors to act at any such meeting or adjournment thereof, and in the absence of such appointment, the officer or person acting as chairman of the meeting may, and shall if so requested by any shareholder or proxy holder, make such appointment. Any vacancy, whether from refusal to act or otherwise, may be filled by appointment of the chairman of the meeting. If there are three inspectors, the decision or certificate of any two shall be effective as the act of all.

The voting inspectors shall determine the number of shares outstanding, the voting power of each, the shares represented at the meeting, the existence of a quorum, the authenticity, validity and effect of proxies, receive votes, ballots, assents or consents, hear and determine all challenges and questions in any way arising in connection with the vote, count and tabulate all votes, assents and consents, determine and announce the result, and do such acts as may be proper to conduct the election or vote with fairness to all shareholders. On request, the inspectors shall make a report in writing of any challenge, question or matter determined by them and make and execute a certificate of any fact found by them.

The certificate of the inspectors shall be prima facie evidence of the facts stated therein and of the vote as certified by them, unless overruled by a vote of a majority of the shares represented at the meeting exclusive of the shares as to which there is a controversy.

ARTICLE III — DIRECTORS

Section 3.1  General Powers.  The business and affairs of the Corporation shall be managed by the Board of Directors or by such Executive Committee or other committees of the Board as the Board may establish pursuant to these Bylaws.

Section 3.2  Number, Term and Qualifications.  The number of directors of the Corporation shall not be less than 12 nor more than 16, the exact number of authorized directors (in this Section sometimes referred to as the entire Board) to be determined from time to time by resolution adopted by a majority of the entire Board, and such exact number shall be 16 until otherwise determined by resolution adopted by a majority of the entire Board. In the event that the number of authorized directors is increased by such a resolution, the vacancy or vacancies so resulting shall be filled by the shareholders. Any such vacancy or vacancies not filled by the shareholders may be filled by a vote of a majority of the directors then in office. A decrease in the number of authorized directors shall not of itself remove any director prior to the expiration of his term of office. The directors shall be divided into three classes, each class to be as nearly equal in number as possible, to serve for terms of three years and until their successors shall be elected and shall qualify. In the event of any increase in the authorized number of directors, the additional directors shall be so classified that all classes of directors shall be increased equally, as nearly as possible, and, in the event of any decrease in the authorized number of directors, all classes of directors shall be decreased equally, as nearly as possible. In the event of the death, resignation, retirement, removal or disqualification of a director during the director’s elected term of office, the successor shall be elected to serve only until the next meeting of shareholders at which directors are elected. Directors need not be residents of the State of North Carolina or shareholders of the Corporation.

Section 3.3  Nomination and Election of Directors.  Except as provided in Section 3.6, directors shall be elected at the annual meeting of shareholders.

Only persons who are nominated in accordance with the provisions set forth in these Bylaws shall be eligible to be elected as directors at an annual or special meeting of shareholders. Nomination for election to the Board of Directors shall be made by or at the direction of the Board of Directors or a Nominating Committee appointed by the Board of Directors.

Nomination for election of any person to the Board of Directors may also be made by a shareholder entitled to vote on such election if written notice of the nomination of such person shall have been delivered to the Secretary of the Corporation at the principal office of the Corporation not less than 75 days nor more than 105 days prior to the first anniversary of the preceding year’s annual meeting; provided, in the event that the date of the annual meeting is advanced or delayed by more than 30 days from such anniversary date, notice by the shareholder must be so delivered not earlier than the 105th day prior to such advanced or delayed annual meeting date and not later than the close of business on the 75th day prior to such advanced or delayed annual meeting date and provided, further, that the Corporation shall have informed the shareholders of the Corporation of any such change in the date of the annual meeting of shareholders in a Form 10-Q or Form 8-K filed by the Corporation with the Securities and Exchange Commission. Each such notice shall set forth (a) the name and address of the shareholder who intends to make the nomination, the beneficial owner, if any, on whose behalf the nomination is made and of the person or persons to be nominated; (b) the class and number of shares of stock of the Corporation which are owned beneficially and of record by such shareholder and such beneficial owner, and a representation that the shareholder intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (d) all other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission if the nominee had been nominated by the Board of Directors; and (e) the written consent of each nominee to serve as a director of the Corporation if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

Section 3.4  Voting for Directors.  Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election of directors at a meeting at which a quorum is present. Except as provided in the Articles of Incorporation or required by applicable law, shareholders have no right to cumulate their votes for directors.

Section 3.5  Removal.  Directors may be removed from office with or without cause by a vote of shareholders holding at least seventy-five percent (75%) of the shares entitled to vote at an election of directors. However, unless the entire Board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election, provided the right to cumulative voting exists under Section 4 above (Section 3.4). If any directors are so removed, new directors may be elected at the same meeting.

Section 3.6  Vacancies.  A vacancy occurring in the Board of Directors, including positions not filled by the shareholders or those resulting from an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director. The shareholders may elect a director at any time to fill any vacancy not filled by the directors.

Section 3.7  Officers of Meetings.  There may be a Chairman of the Board of Directors elected by the directors from their number at any meeting of the Board. The Chairman of the Board shall serve for a term of one year or until his successor is elected. The Chairman of the Board may be removed by the vote of a majority of the number of directors then in office. There may be a Lead Independent Director elected by the independent directors from their number at any meeting of the Board. The Lead Independent Director shall serve for a term of one year or until his successor is elected. The Lead Independent Director may be removed by a vote of the majority of the independent directors then in office. The Chairman of the Board shall preside at all meetings of the Board of Directors and perform such other duties as may be prescribed by the Board. If the Chairman of the Board is not present, then the Lead Independent Director, if present, shall preside at meetings of the Board of Directors. If the Lead Independent Director is not present, the Chief Executive Officer, if present, shall preside at meetings of the Board of Directors. In the Chief Executive Officer’s absence, another member designated by the Board of Directors who may be present shall preside. The Secretary of the Corporation, or in his absence, an Assistant Secretary, shall keep a record of the proceedings of all directors’ meetings.

Section 3.8  Committees.  The Board of Directors, by resolution adopted by a majority of the number of directors then in office, may designate and appoint from among its members one or more Committees, each consisting of two or more directors, who shall serve as members of such Committee at the pleasure of the Board of Directors. Each such Committee, to the extent provided in such resolution, shall have and may exercise all of the authority of the Board of Directors in the management of the Corporation, except that no such Committee shall have authority to: (a) authorize or approve distributions, except according to a formula or method, or within limits, prescribed by the Board of Directors; (b) approve or propose to shareholders action that the North Carolina Business Corporation Act (the Act) requires to be approved by shareholders; (c) fill vacancies on the Board of Directors or on any Committee; (d) amend the Articles of Incorporation pursuant to G.S. 55-10-02 of the Act; (e) adopt, amend or repeal bylaws; or (f) approve a plan of merger not requiring shareholder approval. Nothing herein shall preclude the Board of Directors from establishing and appointing any committee, whether of directors or otherwise, not having or exercising the authority of the Board of Directors.

Section 3.9  Directors Emeritus.  The Board of Directors may elect one or more Directors Emeritus by a majority vote of the entire Board. The position of Director Emeritus shall be an honorary position limited to persons who have previously served as members of the Board of Directors. Each Director Emeritus shall serve for a term extending until the next Annual Meeting of Directors and may be re-elected for as many successive terms as the Board of Directors determines. A Director Emeritus shall not be considered a member of the Board of Directors for any purpose, shall not be considered in determining the presence of a quorum and shall not be entitled to vote.

ARTICLE IV — MEETINGS OF DIRECTORS

Section 4.1  Regular Meetings.  A regular meeting of the Board of Directors shall be held immediately after, and at the same place as, the annual meeting of shareholders. In addition, the Board of Directors may provide, by resolution, the time and place, either within or without the State of North Carolina, for the holding of additional regular meetings.

Section 4.2  Special Meetings.  Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board, the Chief Executive Officer or any five directors of the Corporation. Such meetings may be held either within or without the State of North Carolina.

Section 4.3  Notice of Meetings.  Regular meetings of the Board of Directors may be held without notice.

The person or persons calling a special meeting of the Board of Directors shall give notice of the meeting to the directors by any usual means of communication. If such notice is given to a director in writing by mail, it shall be mailed, correctly addressed to such director with postage prepaid, no later than six days prior to the date of the meeting. If such notice is given to a director in writing otherwise than by mail, it shall be given so that it is received by such director no later than two days prior to the meeting. If such notice is given orally to a director, it shall be communicated orally to such director no later than two days prior to the meeting. Delivery or completion of transmission of written notice to the address of a director shall be deemed receipt by such director, and any such written notice given to a director by mail that is not timely mailed shall nevertheless be valid and effective if so received by such director no later than two days prior to the date of the meeting.

A director’s attendance at or participation in a meeting shall constitute a waiver by such director of notice of such meeting, unless the director at the beginning of the meeting (or promptly upon his or her arrival) objects to holding the meeting or to the transaction of business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

Section 4.4  Quorum.  A majority of the directors fixed by these Bylaws shall constitute a quorum for the transaction of business at any meeting of the Board of Directors.

Section 4.5  Manner of Acting.  Except as otherwise provided in these Bylaws or required by applicable law, the affirmative vote of a majority of the directors present at a meeting of the Board of Directors shall be the act of the Board of Directors, if a quorum is present when the vote is taken.

Section 4.6  Organization.  Each meeting of the Board of Directors shall be presided over by the Chairman of the Board (if there shall be a person holding such office), or, in the absence or at the request of the Chairman of the Board, by the Lead Independent Director, or in their absence or at their request, by the Chief Executive Officer, and in their absence or at their request, by any person selected to preside by vote of a majority of the directors present. The Secretary, or in the absence or at the request of the Secretary, any person designated by the person presiding at the meeting, shall act as secretary of the meeting.

Section 4.7  Action Without Meeting.  Action required or permitted to be taken by the Board of Directors or a Committee at a meeting may be taken without a meeting if one or more written consents describing the action taken are signed by each of the directors or members of the Committee, as the case may be, whether before or after the action so taken, and filed with corporate records or the minutes of the proceedings of the Board or Committee. Action so taken is effective when the last director or Committee member signs such consent, unless the consent specifies a different effective date. Such consent has the effect of a meeting vote and may be described as such in any document.

Section 4.8  Conference Telephone Meetings.  Any one or more directors or members of a Committee may participate in a meeting of the Board of Directors or a Committee by means of a conference telephone or similar communications device which allows all persons participating in the meeting to hear each other, and such participation in a meeting shall be deemed presence in person at such meeting.

ARTICLE V — OFFICERS

Section 5.1  General.  The officers of the Corporation shall consist of a Chief Executive Officer, a President, a Secretary and a Treasurer, and may also include a Chief Operating Officer, and such Executive Vice Presidents, Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers as may be appointed by the Board of Directors or otherwise provided in these Bylaws. Any two or more offices may be simultaneously held by the same person, but no person may act in more than one capacity where action of two or more officers is required. The title of any officer may include any additional designation descriptive of such officer’s duties as the Board of Directors may prescribe.

Section 5.2  Appointment and Term.  The officers of the Corporation shall be appointed from time to time by the Board of Directors; provided, that the Board of Directors may authorize a duly appointed officer to appoint one or more other officers or assistant officers, other than appointment of the Chief Executive Officer, the Chairman of the Board, the President or the Chief Operating Officer. Each officer shall serve as such at the pleasure of the Board of Directors.

Section 5.3  Removal.  Any officer may be removed by the Board of Directors at any time with or without cause; but such removal shall not itself affect the contract rights, if any, of the person so removed.

Section 5.4  Compensation.  The compensation of all officers of the Corporation shall be fixed by, or in the manner prescribed by, the Board of Directors.

Section 5.5  Chief Executive Officer.  Subject to the direction and control of the Board of Directors, the Chief Executive Officer shall supervise and control the management of the Corporation and shall have such duties and authority as are normally incident to the position of chief executive officer of a corporation and such other duties and authority as may be prescribed from time to time by the Board of Directors or as are provided for elsewhere in these Bylaws.

Section 5.6  Chief Operating Officer.  Subject to the direction and control of the Chief Executive Officer and the Board of Directors, the Chief Operating Officer shall supervise and control the operations of the Corporation, shall have such duties and authority as are normally incident to the position of chief operating officer of a corporation and such other duties as may be prescribed from time to time by the Chief Executive Officer or the Board of Directors, and, in the absence or disability of the Chief Executive Officer, shall have the authority and perform the duties of the Chief Executive Officer.

Section 5.7  President.  The President shall be the Chief Operating Officer and shall have all of the duties and authority of that office. The President shall also have such other duties and authority as may be prescribed from time to time by the Board of Directors.

Section 5.8  Vice President.  The Vice President, and if there be more than one, the Executive Vice President or other Vice President designated by the Board of Directors, shall, in the absence or disability of the President, have the authority and perform the duties of said office (including the duties and authority of the Chief Operating Officer, if the President serves as such). In addition, each Vice President shall perform such other duties and have such other powers as are normally incident to the office of Vice President or as shall be prescribed by the Chief Executive Officer, the Chief Operating Officer or the Board of Directors.

Section 5.9  Secretary.  The Secretary shall have the responsibility and authority to maintain and authenticate the records of the Corporation; shall keep, or cause to be kept, accurate records of the acts and proceedings of all meetings of shareholders, directors and Committees; shall give, or cause to be given, all notices required by law and by these Bylaws; shall have general charge of the corporate books and records and of the corporate seal, and shall affix the corporate seal to any lawfully executed instrument requiring it; shall have general charge of the stock transfer books of the Corporation and shall keep, or cause to be kept, all records of shareholders as are required by applicable law or these Bylaws; shall sign such instruments as may require the signature of the Secretary; and, in general, shall perform all duties incident to the office of Secretary and such other duties as may be assigned to him or her from time to time by the Chief Executive Officer, the Chief Operating Officer, or the Board of Directors.

Section 5.10  Treasurer.  The Treasurer shall have custody of all funds and securities belonging to the Corporation and shall receive, deposit or disburse the same under the direction of the Board of Directors; shall keep, or cause to be kept, full and accurate accounts of the finances of the Corporation in books especially provided for that purpose, and shall generally have charge over the Corporation’s accounting and financial records; shall cause a true statement of its assets and liabilities as of the close of each fiscal year, and of the results of its operations and of cash flows for such fiscal year, all in reasonable detail, including particulars as to convertible securities then outstanding, to be made as soon as practicable after the end of such fiscal year. The Treasurer shall also prepare and file, or cause to be prepared and filed, all reports and returns required by Federal, State or local law and shall generally perform all other duties incident to the office of Treasurer and such other duties as may be assigned to him or her from time to time by the Chief Executive Officer, the Chief Operating Officer or the Board of Directors.

Section 5.11  Assistant Secretaries and Assistant Treasurers.  The Assistant Secretaries and Assistant Treasurers, if any, shall, in the absence or disability of the Secretary or the Treasurer, respectively, have all the powers and perform all of the duties of those offices, and they shall in general perform such other duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the Chief Executive Officer, the Chief Operating Officer or the Board of Directors.

Section 5.12  Bonds.  The Board of Directors may by resolution require any and all officers, agents and employees of the Corporation to give bond to the Corporation, with sufficient sureties, conditioned on the faithful performance of the duties of their respective offices or positions, and to comply with such other conditions as may from time to time be required by the Board of Directors.

ARTICLE VI — CONTRACTS, LOANS AND DEPOSITS

Section 6.1  Contracts.  The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument on behalf of the Corporation, and such authority may be general or confined to specific instances.

Section 6.2  Loans.  No loans shall be contracted on behalf of the Corporation and no evidence of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

Section 6.3  Checks and Drafts.  All checks, drafts and other orders for the payment of money issued in the name of the Corporation shall be signed by such officer or officers, agent or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

Section 6.4  Deposits.  All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such depositories as the Board of Directors shall direct.

ARTICLE VII — SHARES OF STOCK AND THEIR TRANSFER

Section 7.1  Certificates for Shares; Uncertificated Shares.  Shares of the capital stock of the Corporation may be certificated or uncertificated, as provided under the North Carolina Business Corporation Act. Any certificates representing shares shall be consecutively numbered or otherwise identified, and shall be in such form as the Board of Directors shall determine. Each certificate shall be signed by the President, Executive Vice President or Vice President and by the Secretary, Assistant Secretary, Treasurer, or Assistant Treasurer, either manually or in facsimile, and shall be sealed with the seal of the Corporation or a facsimile thereof. The signatures of any such officers upon a certificate may be in facsimile or may be engraved or printed if the certificate is countersigned by a transfer agent other than the Corporation itself or an employee of the Corporation. In case any officer who has signed or whose facsimile or other signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issue.

Section 7.2  Transfer of Shares.  Transfer of shares represented by certificates shall be made on the stock transfer books of the Corporation only upon the surrender of the certificates for the shares sought to be transferred by the record holder thereof or by his or her duly authorized agent, transferee or legal representative, or as otherwise provided by applicable law. All certificates surrendered for transfer shall be canceled before new certificates or uncertificated shares for the transferred shares shall be issued.

Upon the receipt of proper transfer instructions from the registered owner of uncertificated shares, such uncertificated shares shall be cancelled, new equivalent uncertificated shares or certificated shares shall be issued to the shareholder entitled thereto and the transaction shall be recorded upon the stock transfer books of the Corporation.

Section 7.3  Lost Certificates.  The Board of Directors may authorize the issuance of a new share certificate or uncertificated shares in place of a certificate claimed to have been lost, destroyed or wrongfully taken, upon receipt of an affidavit of such fact from the person claiming the loss or destruction. When authorizing such issuance of a new certificate or uncertificated shares, the Board may require the claimant to give the Corporation a bond in such sum and with such sureties as it may direct to indemnify the Corporation against loss from any claim with respect to the certificate claimed to have been lost, destroyed or wrongfully taken; or the Board may, by resolution reciting that the circumstances justify such action, authorize the issuance of the new certificate or uncertificated shares without requiring such a bond with respect to a certificate claimed to have been lost or destroyed. Any such authorization by the Board of Directors may be general or confined to specific instances. Nothing herein shall require the Board of Directors to authorize the issuance of any such replacement certificate or uncertificated shares under any circumstances in which the Corporation is not required to issue such certificate or uncertificated shares, this provision being permissive and not mandatory.

ARTICLE VIII — RECORDS AND REPORTS

Section 8.1  General.  The Corporation shall keep all records and submit and file all reports and filings as are required by applicable law. Unless the Board of Directors otherwise directs, the Treasurer shall be responsible for keeping, or causing to be kept, all financial and accounting records of the Corporation and for submitting or filing, or causing to be submitted or filed, all reports and filings of a financial or accounting nature, and the Secretary shall be responsible for keeping, or causing to be kept, all other records and for submitting or filing, or causing to be submitted or filed, all other reports and filings.

The Corporation shall keep as permanent records minutes of all meetings of its incorporators, shareholders and Board of Directors, a record of all actions taken by the shareholders or Board of Directors without a meeting, and a record of all actions taken by Committees of the Board of Directors. The Corporation shall maintain appropriate accounting records. The Corporation or its agent shall maintain a record of its shareholders, in a form that permits preparation of a list of the names and addresses of all shareholders, in alphabetical order by class of shares showing the number and class of shares held by each. The Corporation shall maintain its records in written form or in another form capable of conversion into written form within a reasonable time.

Section 8.2  Records at Principal Office.  The Corporation shall keep a copy of the following records at the Corporation’s principal office: (a) its Articles or restated Articles of Incorporation and all amendments to them currently in effect; (b) its Bylaws or restated Bylaws and all amendments to them currently in effect; (c) resolutions adopted by the Board of Directors creating one or more classes or series of shares, and fixing their relative rights, preferences, and limitations, if shares issued pursuant to those resolutions are outstanding; (d) the minutes of all shareholders’ meetings, and records of all action taken by shareholders without a meeting, for the past three years; (e) all written communications to shareholders generally within the past three years and the financial statements required by law to be made available to the shareholders for the past three years; (f) a list of the names and business addresses of its current directors and officers; and (g) its most recent annual report delivered to the North Carolina Secretary of State pursuant to the North Carolina Business Corporation Act.

Section 8.3  Financial Statements.  The Corporation shall make available to its shareholders annual financial statements, which may be consolidated or combined statements of the Corporation and one or more of its subsidiaries, as appropriate, that include a balance sheet as of the end of the fiscal year, an income statement for that year, and a statement of cash flows for the year unless that information appears elsewhere in the financial statements. If financial statements are prepared for the Corporation on the basis of generally accepted accounting principles, the annual financial statements shall also be prepared on that basis.

If the annual financial statements are reported upon by a public accountant, such accountant’s report shall accompany them. If not, the statements shall be accompanied by a statement of the President or the Treasurer or other person responsible for the Corporation’s accounting records: (a) stating his or her reasonable belief whether the statements were prepared on the basis of generally accepted accounting principles and, if not, describing the basis of preparation; and (b) describing any respects in which the statements were not prepared on a basis of accounting consistent with the statements prepared for the preceding year.

The Corporation shall mail the annual financial statements, or a written notice of their availability, to each shareholder within 120 days after the close of each fiscal year; provided that the failure of the Corporation to comply with this requirement shall not constitute the basis for any claim of damages by any shareholder unless such failure was in bad faith. Thereafter, on written request from a shareholder who was not mailed the statements, the Corporation shall mail such shareholder the latest financial statements.

Section 8.4  Annual Report.  The Corporation shall prepare and deliver to the North Carolina Secretary of State for filing each year the annual report required by the North Carolina Business Corporation Act. Such annual report shall be filed each year within 60 days after the end of the month of December, or at such other time as is then required by applicable law. The Corporation may, and when required by law shall, file all necessary or appropriate corrections and amendments to such annual report, and shall promptly file an amendment to its annual report to reflect any change in the location of the principal office of the Corporation.

ARTICLE IX — GENERAL PROVISIONS

Section 9.1  Dividends.  The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and the Articles of Incorporation of the Corporation. The Board of Directors may fix in advance a record date for determining the shareholders entitled to a dividend. If such record date is not fixed by the Board of Directors, the date the Board of Directors authorizes such dividend shall be the record date.

Section 9.2  Seal.  The corporate seal of the Corporation shall consist of two concentric circles between which is the name of the Corporation, “LANCE, INC.” at the top and “NORTH CAROLINA” at the bottom, and in the center of which is inscribed “SEAL” at the top and “1926” at the bottom. The seal may be used by causing it or a facsimile thereof to be impressed, affixed, stamped or reproduced by any means. Any officer of the Corporation authorized to execute or attest a document on behalf of the Corporation may affix or reproduce on such document, as and for the corporate seal of the Corporation, a seal in any other form sufficient to evidence that it is intended by such officer to represent the corporate seal of the Corporation, in which case such seal shall be as effective as the corporate seal in the form herein prescribed.

Section 9.3  Notice and Waiver of Notice.  Except as otherwise provided in the Articles of Incorporation or these Bylaws, any notice permitted or required to be given pursuant to these Bylaws may be given in any manner permitted by applicable law and with the effect therein provided. Without limiting the generality of the forgoing, written notice by the Corporation to a shareholder is effective when deposited in the United States mail with postage thereon prepaid and correctly addressed to the shareholder’s address shown in the Corporation’s current record of shareholders.

Whenever any notice is required to be given to any shareholder or director under applicable law or under the provisions of the Articles of Incorporation or Bylaws, a waiver thereof in writing signed by the person or persons entitled to such notice and included in the minutes or filed with the corporate records, whether done before or after the time stated in the notice, shall be equivalent to the giving of such notice.

Section 9.4  Fiscal Year.  Unless otherwise ordered by the Board of Directors, the fiscal year of the Corporation shall end on the Saturday nearest to December 31.

Section 9.5  Indemnification.  Any person who at any time serves or has served as a director of the Corporation shall have a right to be indemnified by the Corporation to the fullest extent permitted by law against (a) litigation expenses, including reasonable attorneys fees, actually and necessarily incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, whether formal or informal, and whether or not brought by or on behalf of the Corporation, arising out of his status as such director, or his status as an officer, employee or agent of the Corporation, or his service, at the request of the Corporation, as a director, officer, partner, trustee, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan, or his activities in any of the foregoing capacities, and (b) reasonable payments made by him in satisfaction of any judgment, money decree, fine (including any excise tax assessed with respect to an employee benefit plan), penalty or settlement for which he may have become liable in any such action, suit or proceeding.

The Board of Directors of the Corporation shall take all such action as may be necessary and appropriate to authorize the Corporation to pay the indemnification required by this Bylaw, including without limitation, to the extent needed, making a good faith evaluation of the manner in which the claimant for indemnity acted and of the reasonable amount of indemnity due him and giving notice to, and obtaining approval by, the shareholders of the Corporation.

Expenses incurred by a director in defending an action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director to pay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation against such expenses.

Any person who at any time after the adoption of this Bylaw serves or has served in any of the aforesaid capacities for or on behalf of the Corporation shall be deemed to be doing or to have done so in reliance upon, and as consideration for, the right of indemnification provided herein, and any modification or repeal of these provisions for indemnification shall be prospective only and shall not affect any rights or obligations existing at the time of such modification or repeal. Such right shall inure to the benefit of the legal representatives of any such person and shall not be exclusive of any other rights to which such person may be entitled apart from the provisions of this Bylaw and shall not be limited by the provisions for indemnification in Sections 55-8-51 through 55-8-56 of the North Carolina Business Corporation Act or any successor statutory provisions.

Any person who is entitled to indemnification by the Corporation hereunder shall also be entitled to reimbursement of reasonable costs, expenses and attorneys fees incurred in obtaining such indemnification.

Section 9.6  North Carolina Shareholder Protection Act.  The provisions of Article 9 of Chapter 55 of the General Statutes of North Carolina, entitled “The North Carolina Shareholder Protection Act,” shall not apply to the Corporation.

Section 9.7  North Carolina Control Share Acquisition Act.  The provisions of Article 9A of Chapter 55 of the General Statutes of North Carolina entitled “The North Carolina Control Share Acquisition Act,” shall not apply to the Corporation.

Section 9.8  Construction.  All references in these Bylaws to “shareholder” or “shareholders” refer to the person or persons in whose names shares are registered in the records of the Corporation, except to the extent that a beneficial owner of shares that are registered in the name of a nominee is recognized by the Corporation as a “shareholder” in accordance with a procedure therefor that the Corporation may, but need not, establish pursuant to applicable law. All personal pronouns used in these Bylaws shall include persons of any gender. All terms used herein and not specifically defined herein but defined in the North Carolina

Business Corporation Act shall have the same meanings herein as given under the North Carolina Business Corporation Act, unless the context otherwise requires.

Section 9.9  Amendments.  Except as otherwise provided herein, these Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Board of Directors.

Sections 2 and 5 of Article III (Sections 3.2 and 3.5) of these Bylaws have been adopted by the shareholders of this Corporation and may not be amended, repealed or annulled except by a vote of the shareholders holding at least seventy-five percent (75%) of the shares of the Corporation entitled to vote.

Last Amended:          , 2010

ANNEX G

SECTION 1930 AND SUBCHAPTER D OF THE PENNSYLVANIA BUSINESS
CORPORATIONS LAW (APPRAISAL RIGHTS)

§1930. Dissenters rights

(a) General rule. — If any shareholder of a domestic business corporation that is to be a party to a merger or consolidation pursuant to a plan of merger or consolidation objects to the plan of merger or consolidation and complies with the provisions of Subchapter D of Chapter 15 (relating to dissenters rights), the shareholder shall be entitled to the rights and remedies of dissenting shareholders therein provided, if any. See also section 1906(c) (relating to dissenters rights upon special treatment).

(b) Plans adopted by directors only. — Except as otherwise provided pursuant to section 1571(c) (relating to grant of optional dissenters rights), Subchapter D of Chapter 15 shall not apply to any of the shares of a corporation that is a party to a merger or consolidation pursuant to section 1924(b)(1)(i) or (4) (relating to adoption by board of directors).

(c) Cross references. — See sections 1571(b) (relating to exceptions) and 1904 (relating to de facto transaction doctrine abolished).

Subchapter D. Dissenters Rights

§ 1571. Application and effect of subchapter

(a) General rule. — Except as otherwise provided in subsection (b), any shareholder (as defined in section 1572 (relating to definitions)) of a business corporation shall have the right to dissent from, and to obtain payment of the fair value of his shares in the event of, any corporate action, or to otherwise obtain fair value for his shares, only where this part expressly provides that a shareholder shall have the rights and remedies provided in this subchapter. See:

Section 1906(c) (relating to dissenters rights upon special treatment).

Section 1930 (relating to dissenters rights).

Section 1931(d) (relating to dissenters rights in share exchanges).

Section 1932(c) (relating to dissenters rights in asset transfers).

Section 1952(d) (relating to dissenters rights in division).

Section 1962(c) (relating to dissenters rights in conversion).

Section 2104(b) (relating to procedure).

Section 2324 (relating to corporation option where a restriction on transfer of a security is held invalid).

Section 2325(b) (relating to minimum vote requirement).

Section 2704(c) (relating to dissenters rights upon election).

Section 2705(d) (relating to dissenters rights upon renewal of election).

Section 2904(b) (relating to procedure).

Section 2907(a) (relating to proceedings to terminate breach of qualifying conditions).

Section 7104(b)(3) (relating to procedure).

(b) Exceptions. —

(1) Except as otherwise provided in paragraph (2), the holders of the shares of any class or series of shares shall not have the right to dissent and obtain payment of the fair value of the shares under this subchapter if, on the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 1930, 1931(d), 1932(c) or 1952(d) is to be voted on or on the date of the first public announcement that such a plan has been approved by the shareholders by consent without a meeting, the shares are either:

(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

(ii) held beneficially or of record by more than 2,000 persons.

(2) Paragraph (1) shall not apply to and dissenters rights shall be available without regard to the exception provided in that paragraph in the case of:

(i) (Repealed.)

(ii) Shares of any preferred or special class or series unless the articles, the plan or the terms of the transaction entitle all shareholders of the class or series to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class or series.

(iii) Shares entitled to dissenters rights under section 1906(c) (relating to dissenters rights upon special treatment).

(3) The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

(c) Grant of optional dissenters rights. — The bylaws or a resolution of the board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholders to dissenters rights.

(d) Notice of dissenters rights. — Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

(1) a statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

(2) a copy of this subchapter.

(e) Other statutes. — The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

(f) Certain provisions of articles ineffective. — This subchapter may not be relaxed by any provision of the articles.

(g) Computation of beneficial ownership. — For purposes of subsection (b)(1)(ii), shares that are held beneficially as joint tenants, tenants by the entireties, tenants in common or in trust by two or more persons, as fiduciaries or otherwise, shall be deemed to be held beneficially by one person.

(h) Cross references. — See sections 1105 (relating to restriction on equitable relief), 1904 (relating to de facto transaction doctrine abolished), 1763(c) (relating to determination of shareholders of record) and 2512 (relating to dissenters rights procedure).

§ 1572. Definitions

The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:

“Corporation.”  The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which one or more of the resulting corporations is the successor corporation for the purposes of this subchapter. The designated successor corporation or corporations in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

“Dissenter.”  A shareholder who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

“Fair value.”  The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

“Interest.”  Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all the circumstances, taking into account all relevant factors, including the average rate currently paid by the corporation on its principal bank loans.

“Shareholder.”  A shareholder as defined in section 1103 (relating to definitions) or an ultimate beneficial owner of shares, including, without limitation, a holder of depository receipts, where the beneficial interest owned includes an interest in the assets of the corporation upon dissolution.

§ 1573. Record and beneficial holders and owners

(a) Record holders of shares. — A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

(b) Beneficial owners of shares. — A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.

§ 1574. Notice of intention to dissent

If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

§ 1575. Notice to demand payment

(a) General rule. — If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall mail a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:

(1) State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

(2) Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

(3) Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

(4) Be accompanied by a copy of this subchapter.

(b) Time for receipt of demand for payment. — The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the mailing of the notice.

§ 1576. Failure to comply with notice to demand payment, etc.

(a) Effect of failure of shareholder to act. — A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

(b) Restriction on uncertificated shares. — If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

(c) Rights retained by shareholder. — The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.

§ 1577. Release of restrictions or payment for shares

(a) Failure to effectuate corporate action. — Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

(b) Renewal of notice to demand payment. — When uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

(c) Payment of fair value of shares. — Promptly after effectuation of the proposed corporate action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

(1) The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

(2) A statement of the corporation’s estimate of the fair value of the shares.

(3) A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

(d) Failure to make payment. — If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenter had after making demand for payment of their fair value.

§ 1578. Estimate by dissenter of fair value of shares

(a) General rule. — If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter’s shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

(b) Effect of failure to file estimate. — Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.

§ 1579. Valuation proceedings generally

(a) General rule. — Within 60 days after the latest of:

(1) effectuation of the proposed corporate action;

(2) timely receipt of any demands for payment under section 1575 (relating to notice to demand payment); or

(3) timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

if any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

(b) Mandatory joinder of dissenters. — All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa.C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).

(c) Jurisdiction of the court. — The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

(d) Measure of recovery. — Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

(e) Effect of corporation’s failure to file application. — If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation’s estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

§ 1580. Costs and expenses of valuation proceedings

(a) General rule. — The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

(b) Assessment of counsel fees and expert fees where lack of good faith appears. — Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

(c) Award of fees for benefits to other dissenters. — If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

The North Carolina Business Corporation Act contains provisions prescribing the extent to which directors and officers shall or may be indemnified against liabilities which they may incur in their capacities as such. Under those provisions, whether indemnification is permitted or mandated depends upon several factors, including whether the action is brought by the corporation or by outsiders and whether the potential indemnitee is successful in his or her defense.

The indemnification provisions of the North Carolina Business Corporation Act are not exclusive of any other rights of indemnification under any bylaw, agreement, or vote of stockholders or disinterested directors or otherwise. The Restated Articles of Incorporation of Lance provide that, to the fullest extent permitted by applicable law, no director of Lance shall have any personal liability arising out of any action whether by or in the right of Lance or otherwise for monetary damages for breach of his or her duty as a director. Lance’s Bylaws require Lance to indemnify Lance’s directors to the fullest extent permitted by law.

The North Carolina Business Corporation Act also permits a corporation to purchase and maintain insurance on behalf of its directors and officers against liabilities which they may incur in such capacities. Lance has purchased insurance to provide for indemnification of directors and officers.

Item 21.	Exhibits and Financial Statement Schedules.

The Exhibits to this registration statement are listed in the Index to Exhibits on beginning on page II-4, which is incorporated herein by reference.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the Securities offered herein, and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the Securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this registration statement, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on October 21, 2010.

LANCE, INC.

By:	/s/ Rick D. Puckett
Rick D. Puckett
Executive Vice President, Chief Financial Officer,
Treasurer and Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

* David V. Singer	President and Chief Executive Officer (Principal Executive Officer) and Director	October 21, 2010

/s/ Rick D. Puckett Rick D. Puckett	Executive Vice President, Chief Financial Officer (Principal Financial Officer), Treasurer and Secretary	October 21, 2010

* Margaret E. Wicklund	Vice President, Corporate Controller (Principal Accounting Officer) and Assistant Secretary	October 21, 2010

* W.J. Prezzano	Chairman of the Board of Directors	October 21, 2010

* Jeffrey A. Atkins	Director	October 21, 2010

* J.P. Bolduc	Director	October 21, 2010

* William R. Holland	Director	October 21, 2010

* James W. Johnston	Director	October 21, 2010

* Dan C. Swander	Director	October 21, 2010

* Isaiah Tidwell	Director	October 21, 2010

* S. Lance Van Every	Director	October 21, 2010

*By: /s/ Rick D. Puckett Rick D. Puckett	Attorney-in-fact	October 21, 2010

EXHIBIT INDEX

Exhibit
Number		Description of Exhibits

2.1		Agreement and Plan of Merger, dated as of July 21, 2010 among Lance, Inc., Lima Merger Corp. and Snyder’s, Inc. (included in Annex A to the joint proxy statement/prospectus forming a part of this Registration Statement) (certain annexes, schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K).
2.2		Amendment No. 1 to Agreement and Plan of Merger among Lance, Inc., Lima Merger Corp. and Snyder’s of Hanover, Inc., dated as of September 30, 2010 (included in Annex A to the joint proxy statement/prospectus forming a part of this Registration Statement).
3	.1(a)	Restated Articles of Incorporation of Lance, Inc., as amended through April 17, 1998, incorporated herein by reference to Exhibit 3 to the registrant’s Quarterly Report on Form 10-Q for twelve weeks ended June 13, 1998.
3	.1(b)	Form of Articles of Amendment to Amended and Restated Articles of Incorporation of Lance, Inc. (included as Annex E to the joint proxy statement/prospectus forming part of this Registration Statement).
3.2		Bylaws of Lance, Inc., as amended through September 30, 2010, incorporated herein by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on October 6, 2010.
3.3		Form of Bylaws of Lance, Inc., as amended on the closing date (included as Annex F to the joint proxy statement/prospectus forming part of this Registration Statement).
5	.1**	Opinion of K&L Gates LLP as to the validity of the shares of Lance, Inc. common stock to be registered under this registration statement.
8	.1**	Opinion of K&L Gates LLP regarding the United States federal income tax consequences of the merger.
8	.2**	Opinion of Eckert Seamans Cherin & Mellott, LLC regarding the United States federal income tax consequences of the merger.
10.1		Voting Agreement among Lance, Inc., Michael A. Warehime, Patricia A. Warehime and Charles E. Good (included as Annex B to the joint proxy statement/prospectus forming a part of this Registration Statement).
10.2		Standstill Agreement among Lance, Inc., Michael A. Warehime and Patricia A. Warehime (included in Annex C to the joint proxy statement/prospectus forming a part of this Registration Statement).
10.3		Amendment No. 1 to Standstill Agreement among Lance, Inc., Michael A. Warehime and Patricia A. Warehime, effective as of September 30, 2010 (included in Annex C to the joint proxy statement/prospectus forming a part of this Registration Statement).
23	.1**	Consent of K&L Gates LLP (included in Exhibit 5).
23	.2**	Consent of K&L Gates LLP (included in Exhibit 8.1).
23	.3**	Consent of Eckert Seamans Cherin & Mellott, LLC (included in Exhibit 8.2).
23	.4**	Consent of KPMG, LLP, Independent Registered Public Accounting Firm.
23	.5**	Consent of Clifton Gunderson LLP, Independent Registered Public Accounting Firm.
24	*	Powers of attorney of directors of Lance, Inc. (included in the signature page to the initial filing this registration statement and incorporated herein by reference).
99	.1**	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.
99	.2*	Consent of Michael A. Warehime to being named a director.
99	.3*	Consent of Carl E. Lee, Jr. to being named a director.
99	.4*	Consent of Peter P. Brubaker to being named a director.
99	.5*	Consent of John E. Denton to being named a director.
99	.6*	Consent of Patricia A. Warehime to being named a director.
99	.7*	Consent of C. Peter Carlucci, Jr. to being named a director.
99	.8*	Consent of Sally W. Yelland to being named a director.
99	.9**	Form of Proxy Card of Lance, Inc.
99	.10**	Form of Proxy Card of Snyder’s of Hanover, Inc.

*	Filed previously.

**	Filed herewith.

II-4